Exhibit 99.1

Yatra Online Limited Red Herring Prospectus

DECLARATION

I hereby certify and declare that all relevant provisions of the Companies Act, and the rules, guidelines and regulations issued by the Government of India, and the guidelines or regulations issued by the SEBI, established under Section 3 of the SEBI Act, as the case may be, have been complied with and no statement made in this Red Herring Prospectus is contrary to the provisions of the Companies Act, the SCRA, the SCRR, the SEBI Act or rules made or guidelines or regulations issued there under, as the case may be. I further certify that all statements made in this Red Herring Prospectus are true and correct.

SIGNED BY DIRECTOR OF OUR COMPANY

Dhruv Shringi

Whole-time Director and Chief Executive Officer

Date: September 8, 2023

Place: Gurugram

626

DECLARATION

I hereby certify and declare that all relevant provisions of the Companies Act, and the rules, guidelines and regulations issued by the Government of India, and the guidelines or regulations issued by the SEBI, established under Section 3 of the SEBI Act, as the case may be, have been complied with and no statement made in this Red Herring Prospectus is contrary to the provisions of the Companies Act, the SCRA, the SCRR, the SEBI Act or rules made or guidelines or regulations issued there under, as the case may be. I further certify that all statements made in this Red Herring Prospectus are true and correct.

SIGNED BY DIRECTOR OF OUR COMPANY

Murlidhara Kadaba

Non-Executive Director

Date: September 8, 2023

Place: Gurugram

627

DECLARATION

I hereby certify and declare that all relevant provisions of the Companies Act, and the rules, guidelines and regulations issued by the Government of India, and the guidelines or regulations issued by the SEBI, established under Section 3 of the SEBI Act, as the case may be, have been complied with and no statement made in this Red Herring Prospectus is contrary to the provisions of the Companies Act, the SCRA, the SCRR, the SEBI Act or rules made or guidelines or regulations issued there under, as the case may be. I further certify that all statements made in this Red Herring Prospectus are true and correct.

SIGNED BY DIRECTOR OF OUR COMPANY

Neelam Dhawan

Non-Executive Director

Date: September 8, 2023

Place: Gurugram

628

DECLARATION

I hereby certify and declare that all relevant provisions of the Companies Act, and the rules, guidelines and regulations issued by the Government of India, and the guidelines or regulations issued by the SEBI, established under Section 3 of the SEBI Act, as the case may be, have been complied with and no statement made in this Red Herring Prospectus is contrary to the provisions of the Companies Act, the SCRA, the SCRR, the SEBI Act or rules made or guidelines or regulations issued there under, as the case may be. I further certify that all statements made in this Red Herring Prospectus are true and correct.

SIGNED BY DIRECTOR OF OUR COMPANY

Deepa Misra Harris

Independent Director

Date: September 8, 2023

Place: Gurugram

629

DECLARATION

I hereby certify and declare that all relevant provisions of the Companies Act, and the rules, guidelines and regulations issued by the Government of India, and the guidelines or regulations issued by the SEBI, established under Section 3 of the SEBI Act, as the case may be, have been complied with and no statement made in this Red Herring Prospectus is contrary to the provisions of the Companies Act, the SCRA, the SCRR, the SEBI Act or rules made or guidelines or regulations issued there under, as the case may be. I further certify that all statements made in this Red Herring Prospectus are true and correct.

SIGNED BY DIRECTOR OF OUR COMPANY

Rohit Bhasin

Independent Director

Date: September 8, 2023

Place: Gurugram

630

DECLARATION

I hereby certify and declare that all relevant provisions of the Companies Act, and the rules, guidelines and regulations issued by the Government of India, and the guidelines or regulations issued by the SEBI, established under Section 3 of the SEBI Act, as the case may be, have been complied with and no statement made in this Red Herring Prospectus is contrary to the provisions of the Companies Act, the SCRA, the SCRR, the SEBI Act or rules made or guidelines or regulations issued there under, as the case may be. I further certify that all statements made in this Red Herring Prospectus are true and correct.

SIGNED BY DIRECTOR OF OUR COMPANY

Ajay Narayan Jha

Independent Director

Date: September 8, 2023

Place: Gurugram

631

DECLARATION

I hereby certify and declare that all relevant provisions of the Companies Act, and the rules, guidelines and regulations issued by the Government of India, and the guidelines or regulations issued by the SEBI, established under Section 3 of the SEBI Act, as the case may be, have been complied with and no statement made in this Red Herring Prospectus is contrary to the provisions of the Companies Act, the SCRA, the SCRR, the SEBI Act or rules made or guidelines or regulations issued there under, as the case may be. I further certify that all statements made in this Red Herring Prospectus are true and correct.

SIGNED BY THE GROUP CHIEF FINANCIAL OFFICER OF OUR COMPANY

Rohan Mittal

Group Chief Financial Officer

Date: September 8, 2023

Place: Gurugram

632

DECLARATION

We, THCL Travel Holding Cyprus Limited, acting as a Promoter Selling Shareholder, hereby confirm and declare that all statements, disclosures and undertakings made or confirmed by us in this Red Herring Prospectus about or in relation to ourself, as a Promoter Selling Shareholder and our respective portion of the Offered Shares, are true and correct. We assume no responsibility as a Promoter Selling Shareholder, for any other statements, disclosures, and undertakings, including, any of the statements made or confirmed by or relating to the Company, any other Selling Shareholder, or any other person(s) in this Red Herring Prospectus.

SIGNED BY AND ON BEHALF OF THCL TRAVEL HOLDING CYPRUS LIMITED

Name: Dhruv Shringi

Designation: Authorised Signatory

Date: September 8, 2023

Place: Gurugram

633

DECLARATION

We, Pandara Trust – Scheme I (acting through our trustee, Vistra ITCL (India) Limited), acting as an Investor Selling Shareholder, hereby confirm and declare that all statements, disclosures and undertakings made or confirmed by us in this Red Herring Prospectus about or in relation to ourself, as an Investor Selling Shareholder and our respective portion of the Offered Shares, are true and correct. We assume no responsibility as an Investor Selling Shareholder, for any other statements, disclosures, and undertakings, including, any of the statements made or confirmed by or relating to the Company, any other Selling Shareholder, or any other person(s) in this Red Herring Prospectus.

SIGNED BY AND ON BEHALF OF PANDARA TRUST – SCHEME I

Name: TC Meenakshisundaram

Designation: Designated Partner

Date: September 8, 2023

Place: Gurugram

634

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RED HERRING PROSPECTUS
Dated: September 8, 2023
(Please read Section 32 of the Companies Act, 2013)
100% Book Built Offer

YATRA ONLINE LIMITED

CORPORATE IDENTITY NUMBER: U63040MH2005PLC158404

REGISTERED OFFICE	CORPORATE OFFICE	CONTACT PERSON
B2/101, 1st Floor, Marathon Innova, Marathon Nextgen Complex B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (W), Mumbai – 400013, Maharashtra, India	Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase – II, Sector – 20, Gurugram – 122008, Haryana, India	Darpan Batra *Company Secretary and Compliance Officer*
EMAIL	**TELEPHONE**	**WEBSITE**
investors@yatra.com	Registered Office: +91 22 44357700 Corporate Office: +91 124 4591700	www.yatra.com

OUR PROMOTERS: THCL TRAVEL HOLDING CYPRUS LIMITED AND ASIA CONSOLIDATED DMC PTE. LTD.

DETAILS OF OFFER TO PUBLIC

TYPE	FRESH ISSUE SIZE	OFFER FOR SALE SIZE	TOTAL OFFER SIZE	ELIGIBILITY AND RESERVATION
Fresh Issue and an Offer for Sale	Fresh issue of up to [●] Equity Shares aggregating up to ₹ 6,020.00 million	Up to 12,183,099 Equity Shares aggregating up to [●] million	Up to ₹ [●] million	The Offer is being made in terms of Regulation 6(2) of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended ("**SEBI ICDR Regulations**"), as our Company did not fulfil the requirement under Regulation 6(1)(b) of the SEBI ICDR Regulations of having operating profits in each of the preceding three Financial Years. For details in relation to share reservation among QIBs, NIIs and RIIs, see "*Offer Structure*" on page 563.

DETAILS OF OFFER FOR SALE

NAME OF SELLING SHAREHOLDER	TYPE	NUMBER OF EQUITY SHARES OFFERED/ AMOUNT (₹ IN MILLION)	WEIGHTED AVERAGE COST OF ACQUISITION (IN ₹ PER EQUITY SHARE)*
THCL TRAVEL HOLDING CYPRUS LIMITED	Promoter	Up to 11,751,739 Equity Shares aggregating up to ₹ [●] million	138.92
PANDARA TRUST – SCHEME I REPRESENTED BY ITS TRUSTEE VISTRA ITCL (INDIA) LIMITED	Investor	Up to 431,360 Equity Shares aggregating up to [●] million	180.77

* *As certified by Pawan Shubham & Co., Chartered Accountants pursuant to their certificate dated September 8, 2023.*

RISKS IN RELATION TO THE FIRST OFFER- The face value of the Equity Shares is ₹1 each. The Floor Price, Cap Price and the Offer Price determined by our Company and the Promoter Selling Shareholder, in consultation with the Book Running Lead Managers, on the basis of the assessment of market demand for the Equity Shares by way of the Book Building Process, as stated under "*Basis for Offer Price*" on page 191 should not be considered to be indicative of the market price of the Equity Shares after the Equity Shares are listed. No assurance can be given regarding active and/or sustained trading in the Equity Shares nor regarding the price at which the Equity Shares will be traded after listing.

GENERAL RISK

Investments in equity and equity-related securities involve a degree of risk and investors should not invest any funds in the Offer unless they can afford to take the risk of losing their entire investment. Investors are advised to read the risk factors carefully before taking an investment decision in the Offer. For taking an investment decision, investors must rely on their own examination of our Company and the Offer, including the risks involved. The Equity Shares in the Offer have not been recommended or approved by the Securities and Exchange Board of India ("**SEBI**"), nor does SEBI guarantee the accuracy or adequacy of the contents of this Red Herring Prospectus. Specific attention of the investors is invited to "*Risk Factors*" on page 31.

ISSUER'S AND SELLING SHAREHOLDER'S ABSOLUTE RESPONSIBILITY

Our Company, having made all reasonable inquiries, accepts responsibility for and confirms that this Red Herring Prospectus contains all information with regard to our Company and the Offer, which is material in the context of the Offer, that the information contained in this Red Herring Prospectus is true and correct in all material aspects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which makes this Red Herring Prospectus as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect. Further, each of the Selling Shareholders, severally and not jointly, accepts responsibility for, and confirms, that the statements specifically made or confirmed by such Selling Shareholder in this Red Herring Prospectus, to the extent that the statements and information specifically pertain to such Selling Shareholder and the Equity Shares offered by such Selling Shareholder under the Offer for Sale, are true and correct in all material respects and are not misleading in any material respect. Each Selling Shareholder, severally and not jointly, assumes no responsibility for any other statement, including any of the statements made by or relating to our Company or its business or any other Selling Shareholder.

LISTING

The Equity Shares offered through this Red Herring Prospectus are proposed to be listed on the Stock Exchanges being BSE and NSE. For the purposes of the Offer, BSE is the Designated Stock Exchange.

BOOK RUNNING LEAD MANAGERS

SBICAPS	DAM CAPITAL	IIFL SECURITIES
SBI Capital Markets Limited	**DAM Capital Advisors Limited**	**IIFL Securities Limited**
Contact person: Sambit Rath / Karan Savardekar **Telephone:** +91 22 4006 9807 **E-mail:** yatra.ipo@sbicaps.com	**Contact person:** Chandresh Sharma **Telephone**: +91 22 4202 2500 **E-mail**: yatra.ipo@damcapital.in	**Contact person**: Pinkesh Soni/ Dhruv Bhagwat **Telephone**: +91 22 4646 4728 **E-mail**: yatra.ipo@iiflcap.com

REGISTRAR TO THE OFFER

NAME OF THE REGISTRAR	CONTACT PERSON	EMAIL AND TELEPHONE
Link Intime India Private Limited	Shanti Gopalkrishnan	**Telephone:** +91 22 810 811 4949 **E-mail**: yatra.ipo@linkintime.co.in

BID/OFFER PROGRAMME

ANCHOR INVESTOR BIDDING DATE	**THURSDAY, 14 SEPTEMBER 2023** *
BID/OFFER OPENS ON	**FRIDAY, 15 SEPTEMBER 2023**
BID/OFFER CLOSES ON^	**WEDNESDAY, 20 SEPTEMBER 2023**

* *Our Company and the Promoter Selling Shareholder in consultation with the BRLMs may consider participation by Anchor Investors in accordance with the SEBI ICDR Regulations. The Anchor Investor Bidding Date shall be one Working Day prior to the Bid/Offer Opening Date.*

^ *UPI mandate end time and date shall be at 5:00 pm on the Bid/Offer Closing Date.*

YATRA ONLINE LIMITED

Our Company was originally incorporated as '*Yatra Online Private Limited*' on December 28, 2005, at Mumbai, as a private limited company under the Companies Act, 1956, pursuant to a certificate of incorporation issued by the Assistant Registrar of Companies, Maharashtra at Mumbai. Our Company was converted into a public limited company pursuant to a special resolution passed by our Shareholders at the extraordinary general meeting held on October 25, 2021 and the name of our Company was changed to 'Yatra Online Limited'. A fresh certificate of incorporation consequent upon conversion to a public limited company was issued by the Registrar of Companies, Maharashtra at Mumbai on November 11, 2021. For further details of change in name and Registered Office of our Company, see "*History and Certain Corporate Matters*" on page 363.

Registered Office: B2/101, 1st Floor, Marathon Innova, Marathon Nextgen Complex B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (W), Mumbai – 400013, Maharashtra, India; **Telephone:** +91 22 44357700
Corporate Office: Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase – II, Sector – 20, Gurugram – 122008, Haryana, India; **Telephone** +91 124 4591700
Contact Person: Darpan Batra, Company Secretary and Compliance Officer
Website: www.yatra.com; **E-mail:** investors@yatra.com; **Corporate Identity Number:** U63040MH2005PLC158404

OUR PROMOTERS: THCL TRAVEL HOLDING CYPRUS LIMITED AND ASIA CONSOLIDATED DMC PTE. LTD.

INITIAL PUBLIC OFFER OF UP TO [●] EQUITY SHARES OF FACE VALUE OF ₹1 EACH ("EQUITY SHARES") OF YATRA ONLINE LIMITED ("COMPANY" OR "ISSUER") FOR CASH AT A PRICE OF ₹[●] PER EQUITY SHARE (INCLUDING A SHARE PREMIUM OF ₹[●] PER EQUITY SHARE) ("OFFER PRICE") AGGREGATING UP TO ₹ [●] MILLION (THE "OFFER") COMPRISING A FRESH ISSUE OF UP TO [●] EQUITY SHARES AGGREGATING UP TO ₹ 6,020.00 MILLION* BY OUR COMPANY ("FRESH ISSUE") AND AN OFFER FOR SALE OF UP TO 12,183,099 EQUITY SHARES AGGREGATING UP TO ₹ [●] MILLION COMPRISING OF UP TO 11,751,739 EQUITY SHARES AGGREGATING UP TO [●] MILLION BY THCL TRAVEL HOLDING CYPRUS LIMITED ("PROMOTER SELLING SHAREHOLDER)" AND UP TO 431,360 EQUITY SHARES AGGREGATING UP TO [●] MILLION BY PANDARA TRUST – SCHEME I REPRESENTED BY ITS TRUSTEE VISTRA ITCL (INDIA) LIMITED ("THE INVESTOR SELLING SHAREHOLDER") (THE PROMOTER SELLING SHAREHOLDER AND THE INVESTOR SELLING SHAREHOLDER, COLLECTIVELY, THE "SELLING SHAREHOLDERS", AND SUCH EQUITY SHARES OFFERED BY THE SELLING SHAREHOLDERS, THE "OFFERED SHARES") (SUCH OFFER FOR SALE BY THE SELLING SHAREHOLDERS, THE "OFFER FOR SALE" AND TOGETHER WITH THE FRESH ISSUE, "THE OFFER"). THE OFFER SHALL CONSTITUTE [●]% OF THE POST-OFFER PAID-UP EQUITY SHARE CAPITAL OF OUR COMPANY.

***OUR COMPANY, IN CONSULTATION WITH THE BRLMS, HAS UNDERTAKEN A RIGHTS ISSUE AND ALLOTTED 2,627,697 EQUITY SHARES TO THCL AT AN ISSUE PRICE OF ₹ 236 PER EQUITY SHARE (INCLUDING A PREMIUM OF ₹235 PER EQUITY SHARE), AGGREGATING TO ₹ 620.14 MILLION, ("PRE-IPO PLACEMENT"). THE SIZE OF THE FRESH ISSUE AGGREGATING UP TO ₹ 7,500.00 MILLION HAS BEEN REDUCED BY ₹ 1,480.00 MILLION, INCLUDING THE PRE-IPO PLACEMENT OF ₹620.14 MILLION, AND ACCORDINGLY, THE FRESH ISSUE IS FOR AN AGGREGATE AMOUNT OF UP TO ₹ 6,020.00 MILLION.**

THE PRICE BAND AND THE MINIMUM BID LOT SIZE SHALL BE DECIDED BY OUR COMPANY AND THE PROMOTER SELLING SHAREHOLDER, IN CONSULTATION WITH THE BOOK RUNNING LEAD MANAGERS ("BRLMS") AND WILL BE ADVERTISED IN ALL EDITIONS OF FINANCIAL EXPRESS (A WIDELY CIRCULATED ENGLISH NATIONAL DAILY NEWSPAPER), ALL EDITIONS OF JANSATTA (A WIDELY CIRCULATED HINDI NATIONAL DAILY NEWSPAPER), AND THE MARATHI EDITIONS OF NAVSHAKTI (A WIDELY CIRCULATED MARATHI DAILY NEWSPAPER, MARATHI BEING THE REGIONAL LANGUAGE OF MAHARASHTRA, WHERE OUR REGISTERED OFFICE IS LOCATED), AT LEAST TWO WORKING DAYS PRIOR TO THE BID/ OFFER OPENING DATE AND SHALL BE MADE AVAILABLE TO THE BSE LIMITED ("BSE") AND THE NATIONAL STOCK EXCHANGE OF INDIA LIMITED ("NSE", AND TOGETHER WITH BSE, THE "STOCK EXCHANGES") FOR THE PURPOSE OF UPLOADING ON THEIR RESPECTIVE WEBSITES.

In case of any revision in the Price Band, the Bid/ Offer Period will be extended by at least three additional Working Days after such revision in the Price Band, subject to the total Bid/ Offer Period not exceeding 10 Working Days. In cases of force majeure, banking strike or similar circumstances, our Company may, in consultation with the BRLMs, for reasons to be recorded in writing, extend the Bid/ Offer Period for a minimum of three Working Days, subject to the Bid/ Offer Period not exceeding 10 Working Days. Any revision in the Price Band and the revised Bid/ Offer Period, if applicable, shall be widely disseminated by notification to the Stock Exchanges, by issuing a public notice, and also by indicating the change on the respective websites of the BRLMs and at the terminals of the Syndicate Members and by intimation to the Designated Intermediaries and the Sponsor Banks, as applicable.

The Offer is being made in terms of Rule 19(2)(b) of the SCRR read with Regulation 31 of the SEBI ICDR Regulations. This Offer is being made through the Book Building Process and in compliance with Regulation 6(2) of the SEBI ICDR Regulations, wherein not less than 75% of the Offer shall be available for allocation on a proportionate basis to Qualified Institutional Buyers ("**QIBs**") (the "**QIB Portion**"), provided that our Company and the Promoter Selling Shareholder may, in consultation with the BRLMs, allocate up to 60% of the QIB Portion to Anchor Investors on a discretionary basis (the "**Anchor Investor Portion**"), of which one-third shall be reserved for domestic Mutual Funds, subject to valid Bids being received from the domestic Mutual Funds at or above the price at which allocation is made to Anchor Investors ("**Anchor Investor Allocation Price**"). Further, 5% of the QIB Portion (excluding the Anchor Investor Portion) ("**Net QIB Portion**") shall be available for allocation on a proportionate basis only to Mutual Funds, and the remainder of the Net QIB Portion shall be available for allocation on a proportionate basis to all QIBs (other than Anchor Investors), including Mutual Funds, subject to valid Bids being received at or above the Offer Price. However, if the aggregate demand from Mutual Funds is less than 5% of the Net QIB Portion, the balance Equity Shares available for allocation in the Mutual Fund Portion will be added to the remaining Net QIB Portion for proportionate allocation to QIBs. If at least 75% of the Net Offer cannot be Allotted to QIBs, then the entire application money will be refunded forthwith. Further, not more than 15% of the Offer shall be available for allocation on a proportionate basis to Non-Institutional Bidders, of which (a) one third of such portion shall be reserved for applicants with application size of more than ₹200,000 and up to ₹1,000,000; and (b) two third of such portion shall be reserved for applicants with application size of more than ₹1,000,000, provided that the unsubscribed portion in either of such sub-categories may be allocated to applicants in the other sub-category of Non-Institutional Bidders, and not more than 10% of the Offer shall be available for allocation to Retail Individual Bidders, in accordance with the SEBI ICDR Regulations, subject to valid Bids being received from them at or above the Offer Price. All Bidders (except Anchor Investors) are required to mandatorily utilise the Application Supported by Blocked Amount ("**ASBA**") process and provide details of their respective bank accounts (including UPI ID in case of UPI Bidders), in which the Bid Amount will be blocked by the SCSBs or by the Sponsor Banks under the UPI Mechanism, as the case may be. Anchor Investors are not permitted to participate in the Offer through the ASBA process. For details, see "*Offer Procedure*" on page 566.

RISKS IN RELATION TO THE FIRST OFFER

This being the first public issue of the Equity Shares of our Company, there has been no formal market for the Equity Shares of our Company. The face value of the Equity Shares is ₹1 each. The Floor Price, Cap Price and Offer Price (determined by our Company and the Promoter Selling Shareholder in consultation with the BRLMs and on the basis of the assessment of market demand for the Equity Shares by way of the Book Building Process, as stated under "*Basis for Offer Price*" on page 191), should not be taken to be indicative of the market price of the Equity Shares after the Equity Shares are listed. No assurance can be given regarding active and/or sustained trading in the Equity Shares nor regarding the price at which the Equity Shares will be traded after listing.

GENERAL RISK

Investments in equity and equity-related securities involve a degree of risk and investors should not invest any funds in the Offer unless they can afford to take the risk of losing their entire investment. Investors are advised to read the risk factors carefully before taking an investment decision in the Offer. For taking an investment decision, investors must rely on their own examination of our Company and the Offer, including the risks involved. The Equity Shares in the Offer have not been recommended or approved by the Securities and Exchange Board of India ("**SEBI**"), nor does SEBI guarantee the accuracy or adequacy of the contents of this Red Herring Prospectus. Specific attention of the investors is invited to "*Risk Factors*" on page 31.

ISSUER'S AND SELLING SHAREHOLDERS' ABSOLUTE RESPONSIBILITY

Our Company, having made all reasonable inquiries, accepts responsibility for and confirms that this Red Herring Prospectus contains all information with regard to our Company and the Offer, which is material in the context of the Offer, that the information contained in this Red Herring Prospectus is true and correct in all material aspects and is not misleading in any material respect, that opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which makes this Red Herring Prospectus as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect. Further, each of the Selling Shareholders, severally and not jointly, accepts responsibility for, and confirms, that the statements specifically made or confirmed by such Selling Shareholder in this Red Herring Prospectus, to the extent that the statements and information specifically pertain to such Selling Shareholder and the Equity Shares offered by such Selling Shareholder under the Offer for Sale, are true and correct in all material respects and are not misleading in any material respect. Each Selling Shareholder, severally and not jointly, assumes no responsibility for any other statement, including any of the statements made by or relating to our Company or its business or any other Selling Shareholder.

LISTING

The Equity Shares, once offered through this Red Herring Prospectus are proposed to be listed on the Stock Exchanges. Our Company has received 'in-principle' approvals from BSE and NSE for the listing of the Equity Shares pursuant to their letters each dated June 15, 2022. For the purposes of the Offer, the Designated Stock Exchange shall be BSE. A copy of this Red Herring Prospectus was filed, and the Prospectus shall be filed, with the RoC in accordance with Sections 26(4) and 32 of the Companies Act, 2013. For details of the material contracts and documents available for inspection from the date of this Red Herring Prospectus up to the Bid/ Offer Closing Date, see "*Material Contracts and Documents for Inspection*" on page 623.

BOOK RUNNING LEAD MANAGERS TO THE OFFER			REGISTRAR TO THE OFFER
SBICAPS	DAM CAPITAL	IIFL SECURITIES	LINK Intime
SBI Capital Markets Limited 1501, 15th floor, A & B Wing, Parinee Crescenzo, Bandra Kurla Complex, Bandra (East), Mumbai- 400 051 Maharashtra, India Tel.: +91 22 4006 9807 E-mail: yatra.ipo@sbicaps.com Investor Grievance E-Mail: investor.relations@sbicaps.com Website: www.sbicaps.com Contact Person: Sambit Rath / Karan Savardekar SEBI Registration No.: INM000003531	**DAM Capital Advisors Limited** One BKC, Tower C, 15th Floor, Unit No. 1511 Bandra Kurla Complex, Bandra (East) Mumbai – 400 051 Maharashtra, India Tel: +91 22 4202 2500 E-mail: yatra.ipo@damcapital.in Investor Grievance E-Mail: complaint@damcapital.in Website: www.damcapital.in Contact Person: Chandresh Sharma SEBI Registration No.: MB/INM000011336	**IIFL Securities Limited** 10th Floor, IIFL Centre Kamala City, Senapati Bapat Marg Lower Parel (West) Mumbai 400 013 Maharashtra, India Tel: +91 22 4646 4728 E-mail: yatra.ipo@iiflcap.com Investor Grievance E-Mail: ig.ib@iiflcap.com Website: www.iiflcap.com Contact Person: Pinkesh Soni/ Dhruv Bhagwat SEBI Registration Number: INM000010940	**Link Intime India Private Limited** C-101, 1st Floor 247 Park, Lal Bahadur Shastri Marg Vikhroli (West) Mumbai 400083 Maharashtra, India Tel: +91 22 810 811 4949 E-mail: yatra.ipo@linkintime.co.in Investor grievance e-mail: yatra.ipo@linkintime.co.in Website: www.linkintime.co.in Contact Person: Shanti Gopalkrishnan SEBI Registration No.: INR000004058

BID/ OFFER SCHEDULE

BID/ OFFER OPENS ON	Friday, 15 September 2023 (1)
BID/ OFFER CLOSES ON^	Wednesday, 20 September 2023

(1) *Our Company and the Promoter Selling Shareholder, in consultation with the BRLMs, may consider participation by Anchor Investors in accordance with the SEBI ICDR Regulations. The Anchor Investor Bid/Offer Period shall be one Working Day prior to the Bid/ Offer Opening Date.*

^ *UPI mandate end time and date shall be at 5:00 pm on the Bid/Offer Closing Date.*

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TABLE OF CONTENTS

SECTION I: GENERAL

DEFINITIONS AND ABBREVIATIONS

This Red Herring Prospectus uses certain definitions and abbreviations which, unless the context otherwise indicates or implies, shall have the meaning as provided below. References to any legislation, act, regulation, rules, guidelines, or policies shall be to such legislation, act, regulation, rules, guidelines or policies as amended, supplemented or re-enacted from time to time, and any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision.

The words and expressions used in this Red Herring Prospectus but not defined herein shall have, to the extent applicable, the same meaning ascribed to such terms under the SEBI ICDR Regulations, the Companies Act, the SCRA, the Depositories Act and the rules and regulations made thereunder.

Notwithstanding the foregoing, the terms used in "Industry Overview", "Key Regulations and Policies", "Statement of Special Tax Benefits", "Restated Consolidated Summary Statements", "Basis for Offer Price", "History and Certain Corporate Matters", "Financial Indebtedness", "Other Regulatory and Statutory Disclosures", "Outstanding Litigation and Material Developments", "Description of Equity Shares and Terms of Articles of Association" and "Offer Procedure" on pages 205, 358, 199, 405, 191, 363, 521, 543, 525, 589 and 566, respectively, shall have the meaning ascribed to them in the relevant sections.

General Terms

Term	Description
our Company, the Company, the Issuer	Yatra Online Limited having its registered office at B2/101, 1st Floor Marathon Innova, Marathon Nextgen Complex, B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (West), Mumbai-– 400013, Maharashtra, India
we, us or our	Unless the context otherwise indicates or implies, refers to our Company, our Subsidiaries and our Joint Venture (as defined below) on a consolidated basis
Promoters	Our Promoters, namely, THCL Travel Holding Cyprus Limited and Asia Consolidated DMC Pte. Ltd.
Promoter Group	Entities constituting the promoter group of our Company in terms of Regulation 2(1)(pp) of the SEBI ICDR Regulations, as disclosed in "*Our Promoters and Promoter Group*" on page 399
Subsidiaries or individually known as Subsidiary	Subsidiaries of our Company, namely, Yatra Corporate Hotel Solutions Private Limited, TSI Yatra Private Limited, Yatra TG Stays Private Limited, Yatra Hotel Solutions Private Limited, Yatra For Business Private Limited, Travel.Co.In Private Limited, Yatra Online Freight Services Private Limited and Yatra Middle East L.L.C-FZ. For the purpose of financial information and Restated Consolidated Summary Statements, Subsidiaries would mean subsidiaries as at and during the relevant fiscal year.
Joint Venture	ANNPL
YOI	Yatra Online, Inc., a Cayman Islands limited company with shares listed in the United States of America on NASDAQ Capital Market under the symbol "YTRA" and the holding company of our Promoters, and as described in "*Our Promoters and Promoter Group - Persons in control*" on page 397

Company Related Terms

Term	Description
ACDPL	Asia Consolidated DMC Pte. Ltd., one of our Promoters
Articles of Association or AoA	Articles of association of our Company, as amended
ANNPL	Adventure and Nature Network Private Limited, is a joint venture of our Company
Audit Committee	The audit committee of our Company, constituted in accordance with the applicable provisions of the Companies Act, 2013 and the SEBI Listing Regulations and as described in "*Our Management - Audit Committee*" on page 384
Auditors or Statutory Auditors	S.R. Batliboi & Associates LLP, current statutory auditors of our Company

Term	Description
Board or Board of Directors	Board of directors of our Company, as appointed from time to time
Chairman	Chairman of the Board, as determined in accordance with AoA
Corporate Office	Corporate office of our Company located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase – II, Sector – 20, Gurugram – 122008, Haryana, India
Corporate Social Responsibility Committee	The corporate social responsibility committee of our Company constituted in accordance with the applicable provisions of the Companies Act, 2013 and as described in *"Our Management - Corporate Social Responsibility Committee"* on page 387
Company Secretary and Compliance Officer or CS	Company Secretary and Compliance Officer of our Company namely Darpan Batra, as described in *"Our Management – Key Managerial Personnel"* on page 393
CRISIL	CRISIL Research, a division of CRISIL Limited
CRISIL Report	Report titled *"Assessment of the travel industry in India"* dated August, 2023, prepared and released by CRISIL and commissioned and paid for by our Company
Director(s)	The directors on the Board of our Company, as described in *"Our Management"* on page 378
Equity Shares	Equity shares of our Company of face value of ₹ 1 each
Executive Directors	Executive Directors of our Company, as described in *"Our Management"* on page 378
Group CFO	Group Chief Financial Officer of the Company, namely, Rohan Mittal as described in *"Our Management– Key Managerial Personnel"* on page 393
Group Companies	Our Group Companies are Yatra Online, Inc., Yatra USA LLC, Middle East Travel Management Company Private Limited and Adventure and Nature Network Private Limited * **In addition to the above, Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "**Reliance Entities**") had entered into certain related party transactions with our Company during Fiscal 2021 (such period being covered in the Restated Consolidated Summary Statements) and accordingly, they are also deemed to be our Group Companies in terms of Regulation 2(1)(t) of the SEBI ICDR Regulations. Our Company had sought and requested the Reliance Entities to provide the confirmations and undertakings in respect of themselves as the Group Companies of our Company, in terms of the SEBI ICDR Regulations. However, the Reliance Entities have not recognised themselves as Group Companies of our Company, and none of the Reliance Entities have provided any information or confirmation as may be required to be included for a Group Company, in terms of the SEBI ICDR Regulations. Further, there have not been any related party transactions between our Company and any of the Reliance Entities, either during the financial years ended March 31, 2022 and March 31, 2023 (such period being covered in the Restated Consolidated Summary Statements) or anytime thereafter.* *While our Company has included the name of Reliance Entities as Group Companies, in accordance with the SEBI ICDR Regulations, however, in view of non-receipt of the relevant confirmations and undertakings from the Reliance Entities, certain confirmations in relation to such Reliance Entities have been provided only to the extent available with the Company, to comply with the requirements of the SEBI ICDR Regulations. For further details on information of Reliance Entities, see "Risk Factor –Non-receipt of information or confirmations or undertakings pertaining to Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities"), deemed to be Group Companies of our Company under SEBI ICDR Regulations" on page 400.*
Independent Directors	Independent Directors on the Board, as disclosed in *"Our Management"* on page 371
IPO Committee	The IPO committee of our Company as described in *"Our Management – IPO Committee"* on page 389
Key Managerial Personnel or KMP	Key managerial personnel of our Company in accordance with Regulation 2(1)(bb) of the SEBI ICDR Regulations as disclosed in *"Our Management – Key Managerial Personnel"* on page 393
Material Subsidiary(ies)	TSI Yatra Private Limited, Yatra TG Stays Private Limited, Yatra For Business Private Limited, Yatra Online Freight Services Private Limited and Yatra Hotel Solutions Private Limited
Memorandum of Association or MoA	Memorandum of association of our Company, as amended
Nomination and Remuneration Committee	Nomination and remuneration committee of our Company, constituted in accordance with the applicable provisions of the Companies Act, 2013 and the SEBI Listing Regulations and as described in *"Our Management - Nomination and Remuneration Committee"* on page 386
Non-Executive Director	A Director not being an Executive Director, as described in *"Our Management"* on page 378
Investor Selling Shareholder	Pandara Trust – Scheme I represented by its trustee Vistra ITCL (India) Limited
Promoter Selling Shareholder	THCL Travel Holding Cyprus Limited

Term	Description
Registered Office	Registered office of our Company located at B2/101, 1st Floor Marathon Innova, Marathon Nextgen Complex, B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (West), Mumbai-- 400013, Maharashtra, India
Registrar of Companies or RoC	Registrar of Companies, Maharashtra at Mumbai
Restated Consolidated Summary Statements	Our Restated Consolidated Summary Statement comprises of the Restated Consolidated Summary Statement of Assets and Liabilities of the Group as at March 31, 2023, March 31, 2022 and March 31, 2021 and the related Restated Consolidated Summary Statement of Profit and Loss (including Other Comprehensive Income), Restated Consolidated Summary Statement of Changes in Equity and Restated Consolidated Summary Statement of Cash Flows for the financial years ended March 31, 2023, March 31, 2022 and March 31, 2021 and the notes thereon, which are derived from our audited financial statements as at and for the financial years ended March 31, 2023, March 31, 2022 and March 31, 2021 prepared in accordance with Ind AS and restated in accordance with the SEBI ICDR Regulations, as amended from time to time, and the Guidance Note on Reports in Company Prospectuses (Revised 2019) issued by the ICAI.
Risk Management Committee	The risk management committee of our Company, constituted in accordance with the applicable provisions of the SEBI Listing Regulations and as described in "*Our Management - Risk Management Committee*" on page 388
Selling Shareholders	Collectively, the Promoter Selling Shareholder and the Investor Selling Shareholder
"Senior Management Personnel" or "Senior Management" or "SMP"	The senior management personnel of our Company in terms of Regulation 2(1)(bbbb) of the SEBI ICDR Regulations, as disclosed in "*Our Management*" beginning on page 393
Shareholders	Shareholders of our Company
Stakeholders' Relationship Committee	The stakeholders' relationship committee of our Company, constituted in accordance with the applicable provisions of the Companies Act, 2013 and the SEBI Listing Regulations and as described in "*Our Management - Stakeholders Relationship Committee*" on page 388
TCIL	Travel.Co.In Private Limited, one of our subsidiaries
TG Stays	Yatra TG Stays Private Limited, one of our subsidiaries
TSI	TSI Yatra Private Limited, one of our subsidiaries
THCL	THCL Travel Holding Cyprus Limited, one of our Promoters
YCHSL	Yatra Corporate Hotel Solutions Private Limited, one of our subsidiaries
YFB	Yatra For Business Private Limited, one of our subsidiaries
YHS	Yatra Hotel Solutions Private Limited, one of our subsidiaries
YOFS	Yatra Online Freight Services Private Limited, one of our subsidiaries
YME	Yatra Middle East L.L.C-FZ, one of our subsidiaries

Offer Related Terms

Term	Description
Acknowledgement Slip	The slip or document issued by a Designated Intermediary to a Bidder as proof of registration of the Bid cum Application Form
"Allot" or "Allotment" or "Allotted"	Unless the context otherwise requires, allotment of the Equity Shares pursuant to the Fresh Issue and transfer of Offered Shares pursuant to the Offer for Sale to the successful Bidders
Allotment Advice	Note or advice or intimation of Allotment sent to the successful Bidders who have been or are to be Allotted the Equity Shares after the Basis of Allotment has been approved by the Designated Stock Exchange
Allottee	A successful Bidder to whom the Equity Shares are Allotted
Anchor Investor	A Qualified Institutional Buyer, applying under the Anchor Investor Portion in accordance with the requirements specified in the SEBI ICDR Regulations and this Red Herring Prospectus and who has Bid for an amount of at least ₹100 million
Anchor Investor Allocation Price	Price at which Equity Shares will be allocated to Anchor Investors in terms of this Red Herring Prospectus and the Prospectus, which will be decided by our Company and the Promoter Selling Shareholder, in consultation with the BRLMs during the Anchor Investor Bid/Offer Period
Anchor Investor Application Form	Application form used by an Anchor Investor to make a Bid in the Anchor Investor Portion and which will be considered as an application for Allotment in terms of this Red Herring Prospectus and Prospectus
Anchor Investor Bid/Offer Period	One Working Day prior to the Bid/ Offer Opening Date, on which Bids by Anchor Investors shall be submitted prior to and after which the BRLMs will not accept any Bids from Anchor Investor and allocation to Anchor Investors shall be completed

Term	Description
Anchor Investor Offer Price	Final price at which the Equity Shares will be Allotted to Anchor Investors in terms of this Red Herring Prospectus and the Prospectus, which price will be equal to or higher than the Offer Price but not higher than the Cap Price. The Anchor Investor Offer Price will be decided by our Company and the Promoter Selling Shareholder in consultation with the BRLMs
Anchor Investor Portion	Up to 60% of the QIB Portion which may be allocated by our Company and the Promoter Selling Shareholder in consultation with the BRLMs, to Anchor Investors on a discretionary basis in accordance with the SEBI ICDR Regulations. One-third of the Anchor Investor Portion shall be reserved for domestic Mutual Funds, subject to valid Bids being received from domestic Mutual Funds at or above the Anchor Investor Allocation Price, in accordance with the SEBI ICDR Regulations
"Application Supported by Blocked Amount" or "ASBA"	Application, whether physical or electronic, used by ASBA Bidders to make a Bid and authorizing an SCSB to block the Bid Amount in the ASBA Account and will include applications made by UPI Bidders where the Bid Amount will be blocked upon acceptance of UPI Mandate Request by UPI Bidders
ASBA Account	Bank account maintained with an SCSB by an ASBA Bidder, as specified in the ASBA Form submitted by ASBA Bidders for blocking the Bid Amount mentioned in the relevant ASBA Form and includes the account of a UPI Bidder which is blocked upon acceptance of a UPI Mandate Request made by the UPI Bidder
ASBA Bid	A Bid made by an ASBA Bidder
ASBA Bidders	All Bidders except Anchor Investors
ASBA Form	Application form, whether physical or electronic, used by ASBA Bidders to submit Bids, which will be considered as the application for Allotment in terms of this Red Herring Prospectus and the Prospectus
Bankers to the Offer	Collectively, Escrow Collection Bank(s), Public Offer Account Bank(s), Sponsor Banks and Refund Bank(s), as the case may be
Basis of Allotment	Basis on which Equity Shares will be Allotted to successful Bidders under the Offer and which is described in "*Offer Structure*" beginning on page 563
Bid	Indication to make an offer during the Bid/ Offer Period by an ASBA Bidder pursuant to submission of the ASBA Form, or during the Anchor Investor Bid/Offer Period by an Anchor Investor, pursuant to submission of the Anchor Investor Application Form, to subscribe to or purchase the Equity Shares at a price within the Price Band, including all revisions and modifications thereto as permitted under the SEBI ICDR Regulations and in terms of this Red Herring Prospectus and the Bid cum Application Form. The term "Bidding" shall be construed accordingly
Bid Amount	The highest value of optional Bids indicated in the Bid cum Application Form and, in the case of RIBs Bidding at the Cut off Price, the Cap Price multiplied by the number of Equity Shares Bid for by such Retail Individual Bidder and mentioned in the Bid cum Application Form and payable by the Bidder or blocked in the ASBA Account of the Bidder, as the case may be, upon submission of the Bid
Bid cum Application Form	Anchor Investor Application Form or the ASBA Form, as the context requires
Bid Lot	[●] Equity Shares and in multiples of [●] Equity Shares thereafter
Bid/ Offer Closing Date	Except in relation to any Bids received from the Anchor Investors, the date after which the Designated Intermediaries will not accept any Bids, which shall be notified in all editions of Financial Express, an English national daily newspaper, all editions of Jansatta a Hindi national daily newspaper and the Marathi editions of Navshakti a Marathi daily newspaper (Marathi being the regional language of Mumbai, where our Registered Office is located), each with wide circulation In case of any revision, the extended Bid/ Offer Closing Date shall also be notified on the websites of the BRLMs and at the terminals of the Syndicate Members and communicated to the Designated Intermediaries and the Sponsor Banks, which shall also be notified in an advertisement in the same newspapers in which the Bid/Offer Opening Date was published, as required under the SEBI ICDR Regulations
Bid/ Offer Opening Date	Except in relation to any Bids received from the Anchor Investors, the date on which the Designated Intermediaries shall start accepting Bids, which shall be notified in all editions of Financial Express, an English national daily newspaper, all editions of Jansatta a Hindi national daily newspaper and the Marathi edition of Navshakti a Marathi daily newspaper (Marathi being

Term	Description
	the regional language of Mumbai, where our Registered Office is located), each with wide circulation
Bid/ Offer Period	Except in relation to Anchor Investors, the period between the Bid/ Offer Opening Date and the Bid/ Offer Closing Date, inclusive of both days, during which prospective Bidders can submit their Bids, including any revisions thereof
Bidder/Applicant/Investor	Any prospective investor who makes a Bid pursuant to the terms of this Red Herring Prospectus and the Bid cum Application Form and unless otherwise stated or implied, includes an Anchor Investor
Bidding Centres	Centres at which the Designated Intermediaries shall accept the ASBA Forms, i.e., Designated Branches for SCSBs, Specified Locations for the Syndicate, Broker Centres for Registered Brokers, Designated RTA Locations for RTAs and Designated CDP Locations for CDPs
Book Building Process	Book building process, as provided in Schedule XIII of the SEBI ICDR Regulations, in terms of which the Offer is being made
"Book Running Lead Managers" or "BRLMs"	The book running lead managers to the Offer, namely, SBI Capital Markets Limited, DAM Capital Advisors Limited and IIFL Securities Limited
Broker Centres	Centres notified by the Stock Exchanges where Bidders can submit the ASBA Forms to a Registered Broker. The details of such Broker Centres, along with the names and contact details of the Registered Brokers are available on the respective websites of the Stock Exchanges (www.bseindia.com and www.nseindia.com)
"CAN" or "Confirmation of Allocation Note"	Notice or intimation of allocation of the Equity Shares sent to Anchor Investors, who have been allocated the Equity Shares, after the Anchor Investor Bid/ Offer Period
Cap Price	Higher end of the Price Band, above which the Offer Price and the Anchor Investor Offer Price will not be finalised and above which no Bids will be accepted
Cash Escrow and Sponsor Bank Agreement	Agreement entered into amongst our Company, the Selling Shareholders, the BRLMs, Syndicate Members, the Bankers to the Offer and Registrar to the Offer for, *inter alia*, collection of the Bid Amounts from Anchor Investors, transfer of funds to the Public Offer Account and where applicable, refunds of the amounts collected from Bidders, on the terms and conditions thereof
Client ID	Client identification number maintained with one of the Depositories in relation to demat account
"Collecting Depository Participant" or "CDP"	A depository participant as defined under the Depositories Act, 1996 registered with SEBI and who is eligible to procure Bids at the Designated CDP Locations in terms of the SEBI RTA Master Circular as per the list available on the respective websites of the Stock Exchanges, as updated from time to time
Cut-off Price	Offer Price, finalised by our Company and the Promoter Selling Shareholder in consultation with the BRLMs, which shall be any price within the Price Band. Only Retail Individual Bidders Bidding in the Retail Portion are entitled to Bid at the Cut-off Price. QIBs (including the Anchor Investors) and Non-Institutional Bidders are not entitled to Bid at the Cut-off Price
DAM Capital	DAM Capital Advisors Limited
Demographic Details	Details of the Bidders including the Bidders' address, name of the Bidders' father/husband, investor status, occupation, bank account details and UPI ID, wherever applicable
Designated CDP Locations	Such locations of the CDPs where Bidders can submit the ASBA Forms. The details of such Designated CDP Locations, along with names and contact details of the Collecting Depository Participants eligible to accept ASBA Forms are available on the respective websites of the Stock Exchanges (www.bseindia.com and www.nseindia.com), as updated from time to time
Designated Date	The date on which the Escrow Collection Bank(s) transfer funds from the Escrow Account to the Public Offer Account or the Refund Account, as the case may be, and/or the instructions are issued to the SCSBs (in case of UPI Bidders, instruction issued through the Sponsor Banks) for the transfer of amounts blocked by the SCSBs in the ASBA Accounts to the Public Offer Account or the Refund Account, as the case may be, in terms of this Red Herring Prospectus and the Prospectus following which Equity Shares will be Allotted in the Offer
Designated Intermediary(ies)	In relation to ASBA Forms submitted by RIBs and Non-Institutional Bidders with an application size of up to ₹ 500,000 (not using the UPI Mechanism) by authorising an SCSB to block the Bid Amount in the ASBA Account, Designated Intermediaries shall mean SCSBs. In relation to ASBA Forms submitted by UPI Bidders where the Bid Amount will be blocked upon acceptance of UPI Mandate Request by such UPI Bidder using the UPI Mechanism, Designated Intermediaries shall mean Syndicate, sub-syndicate/agents, Registered Brokers, CDPs, SCSBs and RTAs. In relation to ASBA Forms submitted by QIBs and Non-Institutional Bidders (not

Term	Description
	using the UPI Mechanism), Designated Intermediaries shall mean Syndicate, Sub-Syndicate/agents, SCSBs, Registered Brokers, the CDPs and RTAs
Designated RTA Locations	Such locations of the RTAs where Bidders can submit the ASBA Forms to RTAs. The details of such Designated RTA Locations, along with names and contact details of the RTAs eligible to accept ASBA Forms are available on the respective websites of the Stock Exchanges (www.bseindia.com and www.nseindia.com)
Designated Stock Exchange	BSE
Designated SCSB Branches	Such branches of the SCSBs which shall collect the ASBA Forms used by the Bidders, a list of which is available on the website of SEBI at http://www.sebi.gov.in/sebiweb/other/OtherAction.do?doRecognisedFpi=yes&intmId=35, updated from time to time, or at such other website as may be prescribed by SEBI from time to time
"Draft Red Herring Prospectus" or "DRHP"	The draft red herring prospectus dated March 24, 2022 issued in accordance with the SEBI ICDR Regulations, which does not contain complete particulars of the price at which the Equity Shares will be Allotted and the size of the Offer, including any addenda or corrigenda thereto
Eligible FPI(s)	FPIs that are eligible to participate in this Offer in terms of applicable laws, other than individuals, corporate bodies and family offices
Eligible NRI(s)	NRI(s) eligible to invest under the relevant provisions of the FEMA Rules, from jurisdictions outside India where it is not unlawful to make an Offer or invitation under the Offer and in relation to whom the ASBA Form and this Red Herring Prospectus will constitute an invitation to subscribe to or to purchase the Equity Shares
Escrow Account	Accounts opened with the Escrow Collection Bank(s) and in whose favour the Anchor Investors will transfer money through NACH/direct credit/NEFT/RTGS in respect of the Bid Amount when submitting a Bid
Escrow Collection Bank(s)	Bank(s) which are clearing members and registered with SEBI as banker(s) to an issue under the Securities and Exchange Board of India (Bankers to an Issue) Regulations, 1994 and with whom the Escrow Account has been opened, in this case being ICICI Bank Limited
First or sole Bidder	Bidder whose name shall be mentioned in the Bid cum Application Form or the Revision Form and in case of joint Bids, whose name shall also appear as the first holder of the beneficiary account held in joint names
Floor Price	Lower end of the Price Band, i.e. ₹ [●], subject to any revision(s) thereto, not being less than the face value of Equity Shares, at or above which the Offer Price and the Anchor Investor Offer Price will be finalised and below which no Bids will be accepted
Fraudulent Borrower	Fraudulent borrower as defined under Regulation 2(1)(lll) of the SEBI ICDR Regulations
Fresh Issue	Fresh issue of up to [●] Equity Shares aggregating up to ₹ 6,020.00 million* by our Company. *Our Company, in consultation with the BRLMs, has undertaken a Pre-IPO Placement of ₹ 620.14 million by way of rights issue and alloted 2,627,697 Equity Shares to THCL. The size of the Fresh Issue aggregating up to ₹ 7,500.00 million has been reduced by ₹ 1,480.00 million (including the Pre-IPO Placement) and accordingly, the size of the Fresh Issue is for an aggregate amount of up to ₹ 6,020.00 million.
"GID" or "General Information Document"	The General Information Document for investing in public issues prepared and issued in accordance with the SEBI circular no. SEBI/HO/CFD/DIL1/CIR/P/2020/37 dated March 17, 2020 and the UPI Circulars, as amended from time to time. The General Information Document shall be available on the websites of the Stock Exchanges and the BRLMs
Gross Proceeds	The gross proceeds of the Fresh Issue that will be available to our Company
IIFL Securities	IIFL Securities Limited
Maximum RIB Allottees	Maximum number of RIBs who can be allotted the minimum Bid Lot. This is computed by dividing the total number of Equity Shares available for Allotment to RIBs by the minimum Bid Lot, subject to valid Bids being received at or above the Offer Price
Materiality Policy	Policy for identification of Group Companies, material outstanding civil litigations proceedings of our Company, our Promoters and our Directors and material creditors of the Company, pursuant to the disclosure requirements under SEBI ICDR Regulations, as adopted by the Board through its resolution dated March 16, 2022 and August 31, 2023
Minimum Promoter's Contribution	Aggregate of 20% of the fully diluted post-Offer equity share capital of our Company that are eligible to form part of the minimum promoter's contribution, as required under the provisions of the SEBI ICDR Regulations, held by our Promoter that shall be locked-in for a period of 18 months from the date of Allotment
Monitoring Agency	ICRA Limited

Term	Description
Monitoring Agency Agreement	Agreement dated September 7, 2023 entered into between our Company and the Monitoring Agency
Mutual Fund Portion	5% of the QIB Portion, or [●] Equity Shares which shall be available for allocation to Mutual Funds only, subject to valid Bids being received at or above the Offer Price
Proceeds	Proceeds of the Fresh Issue less our Company's share of the Offer expenses. For details regarding the use of the Proceeds and the Offer expenses, see "*Objects of the Offer*" on page 181
QIB Portion	The QIB Portion less the number of Equity Shares allocated to the Anchor Investors
Non-Institutional Bidders/ NIBs/NIIs	All Bidders that are not QIBs or Retail Individual Bidders and who have Bid for Equity Shares for an amount of more than ₹200,000 (but not including NRIs)
Non-Institutional Portion	Portion of the Offer being not more than 15% of the Offer. The allocation to each Non-Institutional Investor shall not be less than ₹ 0.2 million, subject to the availability of Equity Shares in Non-Institutional Investors' category, and the remaining Equity Shares, if any, shall be allocated on a proportionate basis, subject to valid Bids being received at or above the Offer Price, in accordance with the SEBI ICDR Regulations. One third of the portion available to Non-Institutional Investors shall be reserved for applicants with application size of more than two lakh rupees and up to ten lakh rupees, and two third of the portion available to Non-Institutional investors shall be reserved for applicants with application size of more than ten lakh rupees, provided that the unsubscribed portion in either of the sub-categories specified in clauses (a) or (b), may be allocated to applicants in the other sub-category of non-institutional investors.
Non-Resident	A person resident outside India, as defined under FEMA
"Non-Resident Indians" or "NRI(s)"	A non-resident Indian as defined under the FEMA
Offer	The initial public offer of Equity Shares comprising of the Fresh Issue* and the Offer for Sale. *Our Company, in consultation with the BRLMs, has undertaken a Pre-IPO Placement of ₹ 620.14 million by way of rights issue and alloted 2,627,697 Equity Shares to THCL. The size of the Fresh Issue aggregating up to ₹ 7,500.00 million has been reduced by ₹ 1,480.00 million (including the Pre-IPO Placement) and accordingly, the size of the Fresh Issue is for an aggregate amount of up to ₹ 6,020.00 million.
Offer Agreement	Agreement dated March 24, 2022, as amended on September 8, 2023, entered amongst our Company, each of the Selling Shareholders and the BRLMs, pursuant to the SEBI ICDR Regulations, based on which certain arrangements have been agreed to in relation to the Offer
Offer for Sale	The offer for sale of up to 12,183,099 Equity Shares by the Selling Shareholders at the Offer Price aggregating up to ₹ [●] million
Offer Price	The final price at which Equity Shares will be Allotted to ASBA Bidders in terms of this Red Herring Prospectus and the Prospectus. Equity Shares will be Allotted to Anchor Investors at the Anchor Investor Offer Price which will be decided by our Company and the Promoter Selling Shareholder in consultation with the BRLMs in terms of this Red Herring Prospectus and the Prospectus The Offer Price will be decided our Company and the Promoter Selling Shareholder in consultation with the BRLMs on the Pricing Date in accordance with the Book Building Process and this Red Herring Prospectus
Offer Proceeds	Collectively, the proceeds of the Fresh Issue which shall be available to our Company and the proceeds of the Offer for Sale which shall be available to the Selling Shareholders. For further information about use of the Offer Proceeds, see "*Objects of the Offer*" beginning on page 181
Offered Shares	Up to 12,183,099 Equity Shares aggregating up to ₹ [●] million being offered for sale by the Selling Shareholders in the Offer for Sale
Price Band	Price band of a minimum price of ₹ [●] per Equity Share (Floor Price) and the maximum price of ₹ [●] per Equity Share (Cap Price) including any revisions thereof. The Price Band and the minimum Bid Lot size for the Offer will be decided by our Company and the Promoter Selling Shareholder in consultation with the BRLMs, and will be advertised, at least two Working Days prior to the Bid/ Offer Opening Date, in all editions of Financial Express, an English national daily newspaper, all editions of Jansatta a Hindi national daily newspaper and the Marathi editions of Navshakti a Marathi daily newspaper (Marathi being the regional language of Mumbai, where our Registered Office is located), each with wide circulation and shall be made available to the Stock Exchanges for the purpose of uploading on their respective websites

Term	Description
Pricing Date	Date on which our Company and the Promoter Selling Shareholder in consultation with the BRLMs will finalise the Offer Price
Prospectus	Prospectus to be filed with the RoC on or after the Pricing Date in accordance with Section 26 of the Companies Act, 2013, and the SEBI ICDR Regulations containing, *inter alia*, the Offer Price, the size of the Offer and certain other information, including any addenda or corrigenda thereto
Public Offer Account	Bank account opened with the Public Offer Account Bank, under Section 40(3) of the Companies Act, 2013 to receive monies from the Escrow Account and ASBA Accounts on the Designated Date
Public Offer Account Bank(s)	A bank which is a clearing member and registered with SEBI as a banker to an issue and with which the Public Offer Account will be opened, in this case being Axis Bank Limited
QIB Portion	The portion of the Offer (including Anchor Investor Potion) being not less than 75% of the Offer which shall be available for allocation on a proportionate basis to QIBs (including Anchor Investors), subject to valid Bids being received at or above the Offer Price or the Anchor Investor Offer Price, as applicable.
"Qualified Institutional Buyers" or "QIBs" or "QIB Bidders"	Qualified institutional buyers as defined under Regulation 2(1)(ss) of the SEBI ICDR Regulations
"Red Herring Prospectus" or "RHP"	This Red herring prospectus issued in accordance with Section 32 of the Companies Act, 2013 and the provisions of the SEBI ICDR Regulations, which does not have complete particulars of the Offer Price and the size of the Offer, including any addenda or corrigenda thereto. This Red Herring Prospectus will be filed with the RoC at least three Working Days before the Bid/Offer Opening Date and will become the Prospectus upon filing with the RoC after the Pricing Date
Refund Account(s)	Account to be opened with the Refund Bank(s), from which refunds, if any, of the whole or part of the Bid Amount to the Bidders shall be made
Refund Bank(s)	Banker(s) to the Offer and with whom the Refund Account will be opened, in this case being ICICI Bank Limited
Registered Brokers	Stock-brokers registered under SEBI (Stock Brokers) Regulations, 1992, as amended with the Stock Exchanges having nationwide terminals, other than the BRLMs and the Syndicate Members and eligible to procure Bids in terms of Circular No. CIR/ CFD/ 14/ 2012 dated October 4, 2012 issued by SEBI
Registrar Agreement	Agreement dated March 24, 2022 entered amongst our Company, the Selling Shareholders and the Registrar to the Offer
"Registrar and Share Transfer Agents" or "RTAs"	Registrar and share transfer agents registered with SEBI and eligible to procure Bids at the Designated RTA Locations as per the list available on the websites of BSE and NSE, and the UPI Circulars
"Registrar to the Offer" or "Registrar"	Link Intime India Private Limited
Resident Indian	A person resident in India, as defined under FEMA.
"Retail Individual Bidder(s)" or "RIB(s)" or "RII(s)" or "Retail Individual Investor(s)"	Individual Bidders, who have Bid for the Equity Shares for an amount not more than ₹200,000 in any of the bidding options in the Offer (including HUFs applying through their Karta and Eligible NRIs)
Retail Portion	Portion of the Offer being not more than 10% of the Offer which shall be available for allocation to Retail Individual Bidders (subject to valid Bids being received at or above the Offer Price), which shall not be less than the minimum Bid Lot subject to availability in the Retail Portion
Revision Form	Form used by the Bidders to modify the quantity of the Equity Shares or the Bid Amount in any of their ASBA Form(s) or any previous Revision Form(s), as applicable. QIB Bidders and Non-Institutional Bidders are not allowed to withdraw or lower their Bids (in terms of quantity of Equity Shares or the Bid Amount) at any stage. Retail Individual Bidders can revise their Bids during the Bid/ Offer Period and withdraw their Bids until Bid/Offer Closing Date
SBICAPS	SBI Capital Markets Limited
Self-Certified Syndicate Bank(s) or SCSB(s)	The banks registered with SEBI, which offer the facility of ASBA services, (i) in relation to ASBA, where the Bid Amount will be blocked by authorising an SCSB, a list of which is available on the website of SEBI at https:/www.sebi.gov.in/sebiweb/other/OtherAction.do?doRecognisedFpi=yes&intmId=34 and updated from time to time and at such other websites as may be prescribed by SEBI from time to time, (ii) in relation to UPI Bidders, a list of which is available on the website of SEBI at

Term	Description
	https://www.sebi.gov.in/sebiweb/other/OtherAction.do?doRecognisedFpi=yes&intmId=40 or such other website as may be prescribed by SEBI and updated from time to time. Applications through UPI in the Offer can be made only through the SCSBs mobile applications (apps) whose name appears on the SEBI website. A list of SCSBs and mobile application, which, are live for applying in public issues using UPI Mechanism is provided in the SEBI RTA Master Circular. The said list shall be updated on SEBI website
Share Escrow Agent	Share escrow agent appointed pursuant to the Share Escrow Agreement, namely, Link Intime India Private Limited
Share Escrow Agreement	Agreement entered into amongst our Company, the Selling Shareholders and the Share Escrow Agent in connection with the transfer of the Offered Shares by the Selling Shareholders and credit of such Equity Shares to the demat account of the Allottees
Specified Locations	Bidding Centres where the Syndicate shall accept ASBA Forms from Bidders
Sponsor Banks	Axis Bank Limited and ICICI Bank Limited, being Bankers to the Offer, appointed by our Company to act as a conduit between the Stock Exchanges and NPCI in order to push the mandate collect requests and / or payment instructions of the RIBs using the UPI and carry out other responsibilities, in terms of the UPI Circulars
"Syndicate" or "Members of the Syndicate"	Together, the BRLMs and the Syndicate Members
Syndicate Agreement	Agreement entered into amongst our Company, the Selling Shareholders, the Registrar, the BRLMs and the Syndicate Members, in relation to collection of Bids by the Syndicate
Syndicate Members	Intermediaries (other than BRLMs) registered with SEBI who are permitted to carry out activities as an underwriter, namely, Sharekhan Limited, SBICAP Securities Limited and Investec Capital Services (India) Private Limited
Systemically Important Non-Banking Financial Company	Systemically important non-banking financial company as defined under Regulation 2(1)(iii) of the SEBI ICDR Regulations
Underwriters	[●]
Underwriting Agreement	Agreement to be entered amongst our Company and the Underwriters on or after the Pricing Date but prior to filing of the Prospectus with the RoC
UPI	Unified payments interface which is an instant payment mechanism, developed by NPCI
UPI Bidders	Collectively, individual investors applying as (i) Retail Individual Bidders in the Retail Portion, and (ii) Non-Institutional Bidders with an application size of more than ₹ 200,000 and up to ₹ 500,000 in the Non-Institutional Portion, and Bidding under the UPI Mechanism through ASBA Form(s) submitted with Syndicate Members, Registered Brokers, Collecting Depository Participants and Registrar and Share Transfer Agents
UPI Circulars	The SEBI circular no. SEBI/HO/CFD/DIL2/CIR/P/2022/45 dated April 5, 2022, SEBI circular no. SEBI/HO/CFD/DIL2/P/CIR/2022/75 dated May 30, 2022, SEBI RTA Master Circular (to the extent pertaining to UPI) and SEBI circular SEBI/HO/CFD/TPD1/CIR/P/2023/140 dated August 9, 2023 along with the circular issued by NSE having reference no. 25/2022 dated August 3, 2022 and the circular issued by BSE having reference no. 20220803-40 dated August 3, 2022, and any subsequent circulars or notifications issued by SEBI or any other governmental authority in this regard
UPI ID	ID created on the UPI for single-window mobile payment system developed by the NPCI
UPI Mandate Request	A request (intimating the UPI Bidder by way of a notification on the UPI linked mobile application as disclosed by SCSBs on the website of SEBI and by way of an SMS on directing the UPI Bidder to such UPI linked mobile application) to the UPI Bidder initiated by the Sponsor Banks to authorise blocking of funds on the UPI application equivalent to Bid Amount and subsequent debit of funds in case of Allotment In accordance with the SEBI RTA Master Circular, UPI Bidders may apply through the SCSBs and mobile applications whose names appears on the website of the SEBI (https://www.sebi.gov.in/sebiweb/other/OtherAction.do?doRecognisedFpi=yes&int mId=40) and (https://www.sebi.gov.in/sebiweb/other/OtherAction.do?doRecognisedFpi=yes&intmId=43) respectively, as updated from time to time
UPI Mechanism	The bidding mechanism that may be used by UPI Bidders in accordance with the UPI Circulars to make an ASBA Bid in the Offer
UPI PIN	ID created on the UPI for single window clearance mobile payment system developed by the NPCI

Term	Description
Wilful Defaulter	A company or person, as the case may be, categorised as a wilful defaulter by any bank or financial institution or consortium thereof, in accordance with the guidelines on wilful defaulters issued by the RBI and includes any company whose director or promoter is categorised as such
Working Day	All days on which commercial banks in Mumbai are open for business. In respect of announcement of Price Band and Bid/Offer Period, Working Day shall mean all days, excluding Saturdays, Sundays and public holidays, on which commercial banks in Mumbai are open for business. In respect of the time period between the Bid/ Offer Closing Date and the listing of the Equity Shares on the Stock Exchanges, Working Day shall mean all trading days of the Stock Exchanges, excluding Sundays and bank holidays in Mumbai, India, as per circulars issued by SEBI

Technical/Industry Related Terms/Abbreviations

Term	Description
Adjusted EBITDA	Restated profit/ (loss) for the year + Tax expense/(benefits) + Finance Costs + Depreciation and Amortisation + Interest Income (bank deposits and others) + Unwinding of discount on other financial assets + Foreign exchange gain (net) + Exceptional items + Share-based payment expenses + Share of (profit)/loss from joint venture + Listing and related expenses.
Adjusted EBITDA Margin	Adjusted EBITDA / Revenue from Operations
API	Application Programming Interface
B2B	Business to Business
B2C	Business to Consumer
CAGR	Compounded Annual Growth Rate (as a %): (End Year Value/ Base Year Value) ^ (1/No. of years between Base year and End year) –1 [^ denotes 'raised to']
CPI	Consumer Price Index
CRISIL	CRISIL Limited
EBITDA	EBITDA is calculated as profit for the year plus income tax expense/(benefit), finance cost, depreciation and amortisation expense and less finance income
ERP	Enterprise Resource Planning
GDP	Gross Domestic Product
GDS	Global Distribution System
GVA	Gross Value Added
OTA	Online Travel Agency
PFCE	Private final consumption expenditure
TTA	Traditional Travel Agents
WPI	Wholesale Price Index

Conventional and General Terms or Abbreviations

Term	Description
₹/Rs./Rupees/INR	Indian Rupees
AIFs	Alternative Investments Funds
BSE	BSE Limited
CAGR	Compound Annual Growth Rate
Category I AIF	AIFs who are registered as "Category I Alternative Investment Funds" under the SEBI AIF Regulations
Category II AIF	AIFs who are registered as "Category II Alternative Investment Funds" under the SEBI AIF Regulations
Category III AIF	AIFs who are registered as "Category III Alternative Investment Funds" under the SEBI AIF Regulations
Category I FPIs	FPIs who are registered as "Category I Foreign Portfolio Investors" under the SEBI FPI Regulations
Category II FPIs	FPIs who are registered as "Category II Foreign Portfolio Investors" under the SEBI FPI Regulations
CCI	Competition Commission of India
CDSL	Central Depository Services (India) Limited
CIN	Corporate Identity Number

Term	Description
Civil Code or CPC	The Code of Civil Procedure, 1908
Companies Act	Companies Act, 1956 and Companies Act, 2013, as applicable
Competition Act	Competition Act, 2002
Depositories	Together, NSDL and CDSL
Depositories Act	Depositories Act, 1996
DIN	Director Identification Number
DMC	Destination Management Company
DPIIT	Department for Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India (*earlier known as the Department of Industrial Policy and Promotion*)
DP ID	Depository Participant Identification
DP/ Depository Participant	A depository participant as defined under the Depositories Act
EBITDA	Earnings before interest, taxes, depreciation and amortisation
EGM	Extraordinary General Meeting
EPS	Earnings Per Share
FDI	Foreign direct investment
FDI Policy	Consolidated Foreign Direct Investment Policy notified by the DPIIT by way of circular bearing number DPIIT file number 5(2)/2020-FDI Policy dated October 15, 2020 effective from October 15, 2020
FEMA	Foreign Exchange Management Act, 1999, read with rules and regulations thereunder
FEMA Non-debt Rules	Foreign Exchange Management (Non-debt Instruments) Rules, 2019
Financial Year/ Fiscal/ FY	Unless stated otherwise, the period of 12 months ending March 31 of that particular year
FPI(s)	Foreign portfolio investors as defined under the SEBI FPI Regulations
FVCI(s)	Foreign venture capital investors as defined and registered under the SEBI FVCI Regulations
"GoI" or "Government" or "Central Government"	Government of India
GST	Goods and Services Tax
HUF	Hindu Undivided Family
ICAI	The Institute of Chartered Accountants of India
IFRS	International Financial Reporting Standards
IFSC	Indian Financial System Code
Ind AS/ Indian Accounting Standards	Indian Accounting Standards notified under Section 133 of the Companies Act, 2013 read with Companies (Indian Accounting Standards) Rules, 2015
India	Republic of India
Indian GAAP	Accounting standards notified under section 133 of the Companies Act, 2013 read with Companies (Accounting Standards) Rules 2006 (as amended) and the Companies (Accounts) Rules, 2014, as amended
IPC	Indian Penal Code, 1860
IPO	Initial public offering
IST	Indian Standard Time
IT	Information Technology
IT Act	The Income Tax Act, 1961
MCA	Ministry of Corporate Affairs
"Mn" or "mn"	Million
Mutual Fund (s)	Mutual Fund(s) means mutual funds registered under the SEBI (Mutual Funds) Regulations, 1996
N/A or NA or N.A.	Not applicable
NACH	National Automated Clearing House
NEFT	National Electronic Funds Transfer
NPCI	National Payments Corporation of India
NRI	Individual resident outside India, who is a citizen of India
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
OCB/Overseas Corporate Body	A company, partnership, society or other corporate body owned directly or indirectly to the extent of at least 60% by NRIs including overseas trusts, in which not less than 60% of beneficial interest is irrevocably held by NRIs directly or indirectly and which was in existence on October 3, 2003 and immediately before such date had taken benefits under the general permission granted to OCBs under FEMA. OCBs are not allowed to invest in the Offer
p.a.	Per annum

Term	Description
P/E	Price/earnings
P/E Ratio	Price/earnings ratio
PAN	Permanent account number
PAT	Profit after tax
R&D	Research and development
RBI	The Reserve Bank of India
RBI Act	The Reserve Bank of India Act, 1934.
Regulation S	Regulation S under the U.S. Securities Act
RTGS	Real Time Gross Settlement
SCRA	Securities Contracts (Regulation) Act, 1956
SCRR	Securities Contracts (Regulation) Rules, 1957
SEBI	Securities and Exchange Board of India constituted under the SEBI Act
SEBI Act	Securities and Exchange Board of India Act, 1992
SEBI AIF Regulations	Securities and Exchange Board of India (Alternative Investments Funds) Regulations, 2012
SEBI FPI Regulations	Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019
SEBI ICDR Regulations	Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018
SEBI ICDR Master Circular	SEBI master circular bearing reference number SEBI/HO/CFD/PoD-2/P/CIR/2023/00094, dated June 21, 2023
SEBI Listing Regulations	Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015
SEBI Merchant Bankers Regulations	Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992
SEBI RTA Master Circular	SEBI master circular bearing number SEBI/HO/MIRSD/POD-1/P/CIR/2023/70 dated May 17, 2023
SEBI VCF Regulations	Securities and Exchange Board of India (Venture Capital Fund) Regulations, 1996 as repealed pursuant to the SEBI AIF Regulations
State Government	The Government of a State in India
Stock Exchanges	Together, BSE and NSE
Takeover Regulations	Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011
Total Borrowings	Aggregate value of current borrowings and non-current borrowings
UIDAI	Unique Identification Authority of India
U.S. GAAP	Generally Accepted Accounting Principles in the United State of America
U.S./USA/United States	United States of America, its territories and possessions, any State of the United States, and the District of Columbia
USD/US$	United States Dollars
U.S. Securities Act	United States Securities Act of 1933, as amended
VCFs	Venture Capital Funds as defined in and registered with SEBI under the SEBI VCF Regulations

CERTAIN CONVENTIONS, PRESENTATION OF FINANCIAL, INDUSTRY AND MARKET DATA AND CURRENCY OF PRESENTATION

Certain Conventions

All references to "India" in this Red Herring Prospectus are to the Republic of India and its territories and possession and all references herein to the "Government", "Indian Government", "GoI", "Central Government" or the "State Government" are to the Government of India, central or state, as applicable. Unless otherwise indicated or the context otherwise requires, references to "the Company" or "our Company" are to Yatra Online Limited on a standalone basis, and references to "we", "us", "our", or "the Group", are to Yatra Online Limited, its Subsidiaries and Joint Venture on a consolidated basis, as defined in the "*Definitions and Abbreviations*" section of this Red Herring Prospectus on page 1.

All references herein to the "US", the "U.S." or the "United States" are to the United States of America and its territories and possessions.

Unless stated otherwise, all references to page numbers in this Red Herring Prospectus are to the page numbers of this Red Herring Prospectus

Time

All references to time in this Red Herring Prospectus are to Indian Standard Time.

Financial Data

Unless stated otherwise or the context otherwise requires, the financial information and financial ratios in this Red Herring Prospectus have been derived from our Restated Consolidated Summary Statements.

Our Restated Consolidated Summary Statements are derived from our audited financial statements as at and for the financial years ended March 31, 2023, March 31, 2022 and March 31, 2021, prepared in accordance with Ind AS and restated in accordance with the SEBI ICDR Regulations, as amended from time to time, and the Guidance Note on Reports in Company Prospectuses (Revised 2019) issued by the ICAI. Further, consolidated statement of financial position and consolidated statements of profit or loss, changes in equity and cash flows of YOI is prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. There are differences in presentation of financial information as per Ind AS, and IFRS. For details, see "*Risk Factors – Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.*" on page 71.

In this Red Herring Prospectus, any discrepancies in any table between the total and the sums of the amounts listed are due to rounding off. All figures in decimals have been rounded off to the second decimal and all percentage figures have been rounded off to two decimal places.

Our Company's financial year commences on April 1 of the immediately preceding calendar year and ends on March 31 of that particular calendar year; accordingly, all references to a particular financial year or fiscal, unless stated otherwise, are to the 12-month period commencing on April 1 of the immediately preceding calendar year and ending on March 31 of that particular calendar year. Reference in this Red Herring Prospectus to the terms Fiscal or Fiscal Year or Financial Year is to the 12 months ended on March 31 of such year, unless otherwise specified.

Unless the context otherwise indicates, any percentage amounts, as set forth in "*Risk Factors*", "*Our Business*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" beginning on pages 31, 337 and 477 respectively, and elsewhere in this Red Herring Prospectus have been calculated on the basis of amounts derived from our Restated Consolidated Summary Statements.

The degree to which the financial information included in this Red Herring Prospectus will provide meaningful information is entirely dependent on the reader's level of familiarity with Indian accounting policies and practices, Ind AS, the Companies Act and SEBI ICDR Regulations. Any reliance by persons not familiar with the aforementioned policies and laws on the financial disclosures presented in this Red Herring Prospectus should be limited. There are significant differences between Ind AS, Indian GAAP, U.S. GAAP and IFRS. Our Company does not provide a reconciliation of its financial statements with Indian GAAP, IFRS or U.S. GAAP requirements. Our Company has not attempted to explain those differences or quantify their impact on the financial data included in this Red Herring Prospectus and it is urged that you consult your own advisors regarding such differences and their impact on our financial data. For further details in connection with risks involving differences between Ind AS and other accounting principles, see "*Risk Factors – Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.*" on page 71. Further, any figures sourced from third-party industry sources may be rounded off to other than two decimal points to conform to their respective sources.

Adjusted Margin, Adjusted Margin percentage, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA Margin percentage, Adjusted profit/(loss), Adjusted Basic Earnings/ (loss), Adjusted Diluted Earnings/ (loss), Net Worth, Return on Net Worth from operations before share of (profit)/loss from joint venture, exceptional items and tax, Net Assets Value, Net Assets Value Per Share and others are non-GAAP measures (together, "**Non-GAAP Measures**") that have been included in this Red Herring Prospectus. We compute and disclose such Non-GAAP Measures relating to our financial performance as we consider such information to be useful measures of our business and financial performance. These Non-GAAP Measures and other information relating to our financial performance are supplemental measures of our performance and liquidity that is not required by, or presented in accordance with, Ind AS, Indian GAAP, IFRS or U.S. GAAP. Further, these Non-GAAP Measures are not a measurement of our financial performance or liquidity under Ind AS, Indian GAAP, IFRS or US GAAP and should not be considered in isolation or construed as an alternative to cash flows, profit/ (loss) for the years or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities derived in accordance with Ind AS, Indian GAAP, IFRS or U.S. GAAP. These Non-GAAP Measures and other information relating to financial performance may not be computed on the basis of any standard methodology that is applicable across the industry and therefore, may not be comparable to financial measures of similar nomenclature that may be computed and presented by other companies and are not measures of operating performance or liquidity defined by Ind AS and may not be comparable to similarly titled measures presented by other companies and has limited its usefulness as a comparative measure.

Currency and Units of Presentation

All references to:

- "EUR" or "€" are to Euro, the official currency of the European Union;
- "KYD" are to Cayman Islands Dollar, the official currency of the Cayman Islands.
- "Rupees" or "₹" or "INR" or "Rs." are to Indian Rupee, the official currency of the Republic of India;
- "SGD" are to Singapore Dollar, the official currency of Singapore; and
- "USD" or "US$" or "$" or "U.S. Dollar" are to United States Dollar, the official currency of the United States of America.

Our Company has presented certain numerical information in this Red Herring Prospectus in "million" of Indian Rupees and are rounded to the nearest two decimal places, except per share data and unless stated otherwise. One million represents 1,000,000, one billion represents 1,000,000,000 and one trillion represents 1,000,000,000,000. One lakh represents 100,000 and one crore represents 10,000,000.

Figures sourced from third-party industry sources may be expressed in denominations other than millions or may be rounded off to other than two decimal points in the respective sources, and such figures have been expressed in this Red Herring Prospectus in such denominations or rounded-off to such number of decimal points as provided in such respective sources.

Exchange Rates

This Red Herring Prospectus contains conversion of certain other currency amounts into Indian Rupees that have been presented solely to comply with the SEBI ICDR Regulations. These conversions should not be construed as a representation that these currency amounts could have been, or can be converted into Indian Rupees, at any particular rate or at all.

The following table sets forth, for the periods indicated, information with respect to the exchange rate between the Rupee and other currencies:

Currency	As at		
	March 31, 2023	March 31, 2022	March 31, 2021
1 EUR	89.61	84.66	86.10
1 KYD	98.59	91.18	87.86
1 SGD	61.75	55.78	54.33
1 USD	82.22	75.81	73.50

Source: RBI reference rate, www.exchangerates.org.uk and www.fbil.org.in

Industry and Market Data

Unless stated otherwise, industry and market data used in this Red Herring Prospectus has been obtained or derived from publicly available information as well as industry publication and sources. Further, the information has also been derived from the report "*Assessment of the travel industry in India*" dated August, 2023, prepared and released by CRISIL and commissioned and paid for by our Company. CRISIL is an independent agency and is not, in any manner, related to the Company, its promoters, its directors or its key managerial personnel. Neither the Company, nor its directors, its promoters or the book running lead managers to the Offer, are related parties to CRISIL Limited as per the definition of 'related party' under the Companies Act, 2013, as amended. Further, the total fee paid to CRISIL Limited for CRISIL Report, pursuant to the CRISIL proposal dated July 2023, is ₹ 1 million, exclusive of taxes. For risks in relation to commissioned reports, see "*Risk Factors – Industry information included in this Red Herring Prospectus has been derived from an industry report commissioned by us for such purpose. There can be no assurance that such third-party statistical, financial and other industry information is either complete or accurate.*" on page 55.

The extent to which the market and industry data used in this Red Herring Prospectus is meaningful depends on the reader's familiarity with and understanding of the methodologies used in compiling such data. There are no standard data gathering methodologies in the industry in which the business of our Company is conducted, and methodologies and assumptions may vary widely among different industry sources. Industry publications generally state that the information contained in such publications has been obtained from publicly available documents from various sources believed to be reliable, but their accuracy and completeness are not guaranteed, and their reliability cannot be assured. The data used in these sources may have been reclassified by us for the purposes of presentation. Data from these sources may also not be comparable. Industry sources and publications are also prepared based on information as of specific dates and may no longer be current or reflect current trends. Industry sources and publications may also base their information on estimates and assumptions that may prove to be incorrect.

Accordingly, no investment decision should be made solely on the basis of such information. Such data involves risks, uncertainties and numerous assumptions and is subject to change based on various factors, including those disclosed in "*Risk Factors*" on page 31.

In accordance with the SEBI ICDR Regulations, "*Basis for Offer Price*" on page 191 includes information relating to our listed peer group companies.

The CRISIL Report is subject to the following disclaimer:

"CRISIL MI&A, a division of CRISIL Limited (CRISIL) has taken due care and caution in preparing this report (Report) based on the Information obtained by CRISIL from sources which it considers reliable (Data). The Report is not a recommendation to invest / disinvest in any entity covered in the Report and no part of this Report should be construed as an expert advice or investment advice or any form of investment banking within the meaning of any law or regulation. Without limiting the generality of the foregoing, nothing in the Report is to be construed as CRISIL providing or intending to provide any services in jurisdictions where CRISIL does not have the necessary permission and/or registration to carry out its business activities in this regard. Yatra Online, Inc. will be responsible for ensuring compliances and consequences of non-compliances for use of the Report or part thereof outside India. CRISIL MI&A operates independently of, and does not have access to information obtained by CRISIL Ratings Limited, which may, in their regular operations, obtain information of a confidential nature. The views expressed in the Report are that of CRISIL MI&A and not of CRISIL Ratings Limited. No part of the Report may be published/reproduced in any form without CRISIL's prior written approval."

FORWARD-LOOKING STATEMENTS

This Red Herring Prospectus contains certain "forward-looking statements". All statements contained in this Red Herring Prospectus that are not statements of historical fact constitute "forward-looking statements". All statements regarding our expected financial condition and results of operations, business, plans, and prospects are "forward-looking statements". These forward-looking statements generally can be identified by words or phrases such as "aim", "anticipate", "believe", "expect", "estimate", "intend", "likely to", "may", "seek to", "shall", "objective", "plan", "project", "will", "will continue", "will pursue", "can", "could", "goal", "should" or other words or phrases of similar import. Similarly, statements that describe our strategies, objectives, plans or goals are also forward-looking statements. However, these are not the exclusive means of identifying forward looking statements. All forward-looking statements whether made by us or any third parties in this Red Herring Prospectus are based on our current plans, estimates, presumptions and expectations and are subject to risks, uncertainties and assumptions about us that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement, including but not limited to, regulatory changes pertaining to the industry in which we have businesses and our ability to respond to them, our ability to successfully implement our strategy, our growth and expansion, technological changes, our exposure to market risks, general economic and political conditions which have an impact on our business activities or investments, the monetary and fiscal policies of India, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in domestic laws, regulations and taxes and changes in competition in the industry. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following:

1. Proposal to utilize the Net Proceeds to undertake acquisitions for which targets have not been identified. Net Proceeds to be utilized towards strategic investments, acquisitions and inorganic growth initiatives may be insufficient for the cost of such proposed inorganic acquisition and the deployment of Net Proceeds towards such inorganic growth initiatives may not take place within the period currently intended, and may be reduced or delayed;
2. Possibility of being unsuccessful in pursuing strategic partnerships and acquisitions, wherein future partnerships and acquisitions may not bring us anticipated benefits.
3. Issuance of Equity Shares at prices that may be lower than the Offer Price in the last 12 months;
4. Negative operating cash flows in the future may adversely affect our cash flow requirements, which may adversely affect our ability to operate our business and implement our growth plans.
5. Deriving a significant portion of Adjusted Margin from B2B business contributing 28.25% of total Adjusted Margin in Fiscal 2023. Changes in travellers' preferences due to increased use of telepresence equipment, cost of travel, spending habits, and other factors may adversely affect the demand for travel services and hotel rooms.
6. Significant influence to be exercised by our Promoters, THCL and ACDPL, which will continue to retain majority shareholding in our Company after the Offer.
7. We have had restated losses in the past. Any losses in the future could adversely affect our financial condition, results of operations and cash flows.
8. Any variation in the utilisation of the Net Proceeds would be subject to certain compliance requirements, including prior shareholders' approval;
9. Dependency on our airline ticketing business, which generates a significant percentage of our revenues but is derived from a small number of airline suppliers in India.

Certain information in "*Industry Overview*", "*Our Business*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations* on pages 205, 337 and 477 respectively, of this Red Herring Prospectus have been obtained from the report titled "*Assessment of the travel industry in India*" dated August 2023, prepared and released by CRISIL ("**CRISIL Report**") , which has been commissioned by our Company.

For further discussion of factors that could cause the actual results to differ from the expectations, see "*Risk Factors*", "*Our Business*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" on pages 31, 337 and 477 respectively. By their nature, certain market risk disclosures are only estimates, and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated and are not a guarantee of future performance.

Forward-looking statements reflect current views as of the date of this Red Herring Prospectus and are not a guarantee of future performance. There can be no assurance to investors that the expectations reflected in these forward-looking statements will prove to be correct. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements and not to regard such statements to be a guarantee of our future performance.

These statements are based on our management's belief and assumptions, which in turn are based on currently available information. Although we believe the assumptions upon which these forward-looking statements are based on are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements and not to regard such statements as a guarantee of future performance. Neither our Company, our Promoters, our Directors, the BRLMs nor any of their respective affiliates have any obligation to update or otherwise revise any statements reflecting circumstances arising after the date hereof or to reflect the occurrence of underlying events, even if the underlying assumptions do not come to fruition. In accordance with the requirements of SEBI, our Company shall ensure that investors in India are informed of material developments from the date of this Red Herring Prospectus in relation to the statements and undertakings made by them in this Red Herring Prospectus until the time of the grant of listing and trading permission by the Stock Exchanges for this Offer. Further, each of the Selling Shareholders shall ensure that investors in India are informed of material developments from the date of this Red Herring Prospectus in relation to the statements and undertakings specifically made or confirmed by such Selling Shareholder in this Red Herring Prospectus until the time of the grant of listing and trading permission by the Stock Exchanges for this Offer.

OFFER DOCUMENT SUMMARY

The following is a general summary of the terms of the Offer and is neither exhaustive, nor does it purport to contain a summary of all the disclosures in this Red Herring Prospectus or all details relevant to prospective investors. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this Red Herring Prospectus, including "Risk Factors", "Objects of the Offer", "Our Business", "Industry Overview", "Capital Structure", "The Offer", "Restated Consolidated Summary Statements", "Outstanding Litigation and Material Developments","Offer Procedure" and "Description of Equity Shares and Terms of Articles of Association" on pages 31, 181, 337, 205, 167, 82, 405, 525, 566 and 589, respectively of this Red Herring Prospectus.

<table>
<tr><td>Summary of the primary business of the Company</td><td>Our Company is India's largest corporate travel services provider in terms of number of corporate clients and the third largest online travel company in India among key OTA players in terms of gross booking revenue and operating revenue, for Fiscal Year 2023. (Source: CRISIL Report). We have largest number of hotel and accommodation tie-ups amongst key domestic OTA players of over 2,105,600 tie-ups, as on March 31, 2023 (Source: CRISIL Report)</td></tr>
<tr><td>Summary of the Industry in which our Company operates</td><td>The Indian travel industry is expected to grow at 9-11% CAGR, expanding to ₹ 4,540-4,560 billion by fiscal 2028 from ₹ 2,825-2,845 billion in fiscal 2023, driven by development of tourism infrastructure, rising income levels translating to higher discretionary spending on travel and tourism, and an increase in the frequency of travel for business and leisure purposes. Online penetration within the industry is expected to reach 73-75%. As a result, the online travel market in India is estimated to grow to Rs 3,335 billion – 3,355 billion in fiscal 2028 from Rs 1,900 – 1,920 billion in fiscal 2023, or at a 11.5-12.5% CAGR. Within the online travel market, the share of OTAs is expected to increase faster than captive players. (Source: CRISIL Report)</td></tr>
<tr><td>Name of Promoters</td><td>THCL Travel Holding Cyprus Limited and Asia Consolidated DMC Pte. Ltd.</td></tr>
<tr><td>Holding company of the Promoters</td><td>Yatra Online, Inc., a Cayman Islands limited company with shares listed in the United States of America on NASDAQ Capital Market under the symbol "YTRA", is the holding company of our Promoters, THCL Travel Holding Cyprus Limited and Asia Consolidated DMC Pte. Ltd.

For details, see "Our Promoters and Promoter Group" beginning on page 396.</td></tr>
<tr><td>Offer size</td><td>The following table summarizes the details of the Offer size:

<table>
<tr><td>Offer(#)(1)(2)</td><td>Up to [●] Equity Shares aggregating up to ₹ [●] million</td></tr>
<tr><td colspan="2">of which:</td></tr>
<tr><td>Fresh Issue(#) (1)</td><td>Up to [●] Equity Shares aggregating up to ₹ 6,020.00 million</td></tr>
<tr><td>Offer for Sale(2) (3)</td><td>Up to 12,183,099 Equity Shares aggregating up to ₹ [●] million</td></tr>
</table>
(#)Our Company, in consultation with the BRLMs, has undertaken a Pre-IPO Placement of ₹ 620.14 million by way of rights issue and alloted 2,627,697 Equity Shares to THCL. The size of the Fresh Issue aggregating up to ₹ 7,500.00 million has been reduced by ₹ 1,480.00 million (including the Pre-IPO Placement) and accordingly, the size of the Fresh Issue is for an aggregate amount of up to ₹ 6,020.00 million.
(1)The Offer has been authorised by our Board pursuant to resolution passed on March 16, 2022 and the Fresh Issue has been authorised by our Shareholders pursuant to a resolution passed on March 21, 2022. Further, the Offer has also been approved by the board of directors of YOI.
(2) Each of the Selling Shareholder, severally and not jointly, has specifically confirmed that the Offered Shares are eligible to be offered for sale in the Offer in accordance with the SEBI ICDR Regulations. For details on the authorisation of the Selling Shareholders in relation to the Offered Shares, see "Other Regulatory and Statutory Disclosures" beginning on page 543.
(3) In accordance with Regulation 8A of the SEBI ICDR Regulations; (i) Selling Shareholders holding, individually or with persons acting in concert, more than 20% of pre-Offer shareholding of the Company (on a fully- diluted basis), shall not exceed more than 50% of their respective pre-Offer shareholding (on a fully- diluted basis) and (ii) Selling Shareholders holding, individually or with persons acting in concert, less than 20% of pre-Offer shareholding of the Company (on a fully- diluted basis), shall not exceed more than 10% of the pre-Offer shareholding of the Company (on a fully- diluted basis).

For details, see "Offer Structure" and "The Offer" beginning on pages 563 and 82, respectively. .</td></tr>
<tr><td>Objects of the Offer</td><td>The objects for which the Net Proceeds shall be utilised are as follows:</td></tr>
</table>

Particulars	Amount(1)^ (in INR million)
Strategic investments, acquisitions and inorganic growth#	1,500.00
Investment in customer acquisition and retention, technology, and other organic growth initiatives	3,920.00
General corporate purposes(1)	[•]
Net Proceeds	[•]

(1) To be determined upon finalisation of the Offer Price and updated in the Prospectus prior to filing with the RoC. The amount utilised for general corporate purposes shall not exceed 25% of the Gross Proceeds.

^ Our Company, in consultation with the BRLMs, has undertaken a Pre-IPO Placement of ₹ 620.14 million by way of rights issue and alloted 2,627,697 Equity Shares to THCL. The size of the Fresh Issue aggregating up to ₹ 7,500.00 million has been reduced by ₹ 1,480.00 million (including the Pre-IPO Placement) and accordingly, the size of the Fresh Issue is for an aggregate amount of up to ₹ 6,020.00 million.

 # The amount for proposed objects i.e., (i) strategic investments, acquisitions and inorganic growth and (ii) general corporate purposes, shall not exceed 35% percent of the amount raised pursuant to the Fresh Issue. Further, amount raised for strategic investments, acquisitions and inorganic growth shall not exceed 25% of the amount raised by way of Fresh Issue.

The Selling Shareholders will be entitled to their respective portion of the proceeds of the Offer for Sale after deducting its proportion of Offer expenses and relevant taxes thereon. Our Company will not receive any proceeds from the Offer for Sale and the proceeds received from the Offer for Sale will not form part of the Net Proceeds.

For further details see "*Objects of the Offer*" on page 181.

Aggregate pre-Offer shareholding of our Promoters and Promoter Group, and Selling Shareholders as a percentage of our paid-up Equity Share capital

(a) The aggregate pre-Offer shareholding of our Promoters and Promoter Group as a percentage of the pre-Offer paid-up Equity Share capital of the Company is set out below:

Name	No. of Equity Shares	Percentage of the pre-Offer paid-up Equity Share Capital (%)
Promoters		
THCL Travel Holding Cyprus Limited.	101,816,137*	88.91
Asia Consolidated DMC Pte. Ltd.	11,085,460	9.68
Total (A)	112,901,597	98.59
Promoter Group		
Total (B)	Nil	N.A.
Total (C=A+B)	**112,901,597**	**98.59**

**Including ten Equity Shares held by Dhruv Shringi and one Equity Share held by Manish Amin, on behalf and as nominees of THCL Travel Holding Cyprus Limited.*

(b) The aggregate pre-Offer shareholding of the Selling Shareholders as a percentage of the pre-Offer paid-up Equity Share capital of the Company is set out below:

Name	No. of Equity Shares	Percentage of the pre-Offer Equity Share Capital (%)
Promoter Selling Shareholder		
THCL Travel Holding Cyprus Limited	101,816,137*	88.91
Investor Selling Shareholder		
Pandara Trust – Scheme I represented by its trustee Vistra ITCL (India) Limited	431,360	0.38
Total (D)	**102,247,497**	**89.29**

**Including ten Equity Shares held by Dhruv Shringi and one Equity Share held by Manish Amin, on behalf and as nominees of THCL Travel Holding Cyprus Limited.*

Summary of Selected Financial Information

The summary of selected financial information of the Company derived from the Restated Consolidated Summary Statements is provided below:

(in INR million, except per share data)

Particulars	As at and for the Fiscal ended		
	March 31, 2023	March 31, 2022	March 31, 2021
(A) Equity Share capital*	114.52	111.89	110.90
(B) Net worth**	1,695.23	1,009.28	1,234.86
(C) Total income	3,974.65	2,188.10	1,436.16
(D) Restated profit/ (loss) for the year	76.32	(307.86)	(1,188.63)
(E) Basic earnings/(loss) per share (in ₹)#	0.69	(2.76)	(11.08)
(F) Diluted earnings/(loss) per share (in ₹)#	0.69	(2.76)	(11.08)
(G) Net asset value per share (in ₹)****	15.04	9.04	11.51
(H) Borrowings***	1,530.74	358.58	131.11

** Equity Share capital means the aggregate value of the Equity Share capital.*
*** Net worth means the aggregate of the Equity Share capital, securities premium, share application money pending allotment, deemed capital contribution by ultimate holding company and retained earnings*
**** Total borrowings means the aggregate value of current borrowings and non-current borrowings.*
***** Net assets value per share (in ₹): Net asset value per Equity Share is calculated by dividing net asset value by weighted average number of Equity Shares outstanding at the end of the year.*
 # Restated profit/(loss) for the year attributable to equity shareholders of the Company divided by total weighted average number of equity shares outstanding at the end of the year. Basic and diluted EPS are computed in accordance with Ind AS 33 - Earnings per share. Pursuant to the resolution passed by our Board dated December 8, 2021 and our Shareholders dated December 9, 2021, the the authorised share capital of our Company was sub-divided from ₹ 200,000,000 divided into 20,000,000 equity shares of face value of ₹ 10 each to ₹200,000,000 divided into 200,000,000 equity shares of face value of ₹ 1 each. Earnings per equity share has been restated for all the previous year(s) presented after considering the new number of Equity Shares post such sub-division, as per the provisions of the applicable Ind AS.

Auditor's qualifications which have not been given effect to in the Restated Financial Information

There are no auditor qualifications which have not been given effect to in the Restated Consolidated Summary Statements.

Summary table of outstanding litigations

A summary of outstanding litigation proceedings involving our Company, Subsidiaries, Directors and Promoters as on the date of this Red Herring Prospectus is provided below:

(in INR million, unless otherwise specified)

Types of proceedings	Number of cases	Total amount involved* (₹ in million)
Litigation involving our Company		
Against our Company		
Material civil litigation proceedings	NIL	NIL
Criminal cases	2	5.39*
Action taken by statutory and regulatory authorities	3	159.47
Taxation cases	9	1,919.47
By our Company		
Material civil litigation proceedings	2	85.99^
Criminal cases	20	62.79*
Total	**36**	**2,233.11***
Litigation involving our Directors other than our Promoter		
Against our Directors		
Material civil litigation proceedings	NIL	NIL
Criminal cases	2	5.32*
Action taken by statutory and regulatory authorities	NIL	NIL
Taxation cases	NIL	NIL
By our Directors	NIL	NIL
Material civil litigation proceedings	NIL	NIL
Criminal cases	NIL	NIL
Total	**2**	**5.32***

Types of proceedings	Number of cases	Total amount involved* (₹ in million)
Litigation involving our Promoters		
Against our Promoters		
Material civil litigation proceedings	NIL	NIL
Criminal cases	NIL	NIL
Action taken by statutory and regulatory authorities	NIL	NIL
Disciplinary action taken against our Promoter in the five Fiscals preceding the date of this Red Herring Prospectus by SEBI or any stock exchange.	NIL	NIL
Taxation cases	NIL	NIL
By our Promoters	NIL	NIL
Material civil litigation proceedings	NIL	NIL
Criminal cases	NIL	NIL
Total	**NIL**	**NIL**
Litigation involving our Subsidiaries		
Against our Subsidiaries		
Material civil litigation proceedings	1	219.77
Criminal cases	3	1.81*
Action taken by statutory and regulatory authorities	NIL	NIL
Taxation cases	27	649.00
By our Subsidiaries		
Material civil litigation proceedings	3	84.77#
Criminal cases	36	96.26*
Total	**70**	**1,051.61***

^In one of the cases involving our Company, it had submitted a claim of INR 255.10 million in the corporate insolvency process of Jet Airways (India) Limited, which has been admitted to the extent of INR 15,000 by the NCLT. The matter is pending execution of the NCLT order. For further details, please see "Outstanding Litigation and Other Material Developments-Litigation by our Company- Outstanding material civil litigation" on page 527.

#In one of the cases involving YFB, it had submitted a claim of INR 106.46 million in the corporate insolvency process of Jet Airways (India) limited, which has been admitted to the extent of INR 15,000 by the NCLT. The matter is pending execution of the NCLT order. For further details, please see "Outstanding Litigation and Other Material Developments-Litigation by YFB - Outstanding material civil litigation" on page 529.

** To the extent ascertainable*

Except as disclosed in "*Outstanding Litigation and other Material Developments*" on page 525, our Group Companies are not party to any pending litigation which will have a material impact on our Company.

Risk Factors

For details of the risks applicable to us, please see "*Risk Factors*" on page 31.

Summary table of contingent liabilities

The following is a summary table of our contingent liabilities for the Financial Years ended March 31, 2023, March 31, 2022 and March 31, 2021 in accordance with Ind AS 37:

(in INR million)

Description	As at March 31, 2023	As at March 31, 2022	As at March 31, 2021
Claims against the Company not recognized as debts	85.44	86.95	87.90
Service tax demand	315.53	310.20	310.20
Income-tax demand	1.27	1.27	96.60

For details, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Contingent Liabilities (to the extent not provided for)*" on page 497.

Summary of related party transactions

The summary of related party transactions of our Company for the fiscal years ended March 31, 2023, March 31, 2022 and March 31, 2021 as per Ind AS 24 read with SEBI ICDR Regulations, are set forth in the table below:

(in INR million)

Particulars	Fiscal 2023	% of Revenue from operations	Fiscal 2022	% of Revenue from operations	Fiscal 2021	% of Revenue from operations
Reimbursement of expenses paid						
Yatra Online, Inc. (Ultimate holding company)	134.22	3.53	192.98	9.74	64.90	5.17
Reimbursement of expenses received						
Middle East Travel Management Company Private Limited (Entity under common control)	0.49	0.01	0.67	0.03	0.08	0.01
Adventure and Nature Network (P) Ltd. (Joint venture)	0.10	0.00	0.82	0.04	0.74	0.06
Purchase of services						
Asia Consolidated DMC Pte. Ltd. (Entity under common control)	6.77	0.18	11.18	0.56	1.93	0.15
Communication / Advertising expense						
Reliance Retail Limited (Significant Influence)	-	-	-	-	-	-
Reliance Jio Infocomm Ltd. ((Significant Influence)	-	-	-	-	0.61	0.05
Interest income						
Adventure and Nature Network (P) Ltd. (Joint venture)	-	-	4.24	0.21	7.20	0.57
Deposit given						
Adventure and Nature Network (P) Ltd. (Joint venture)	1.00	0.03	2.50	0.13	19.50	1.55
Issue of shares						
THCL Travel Holding Cyprus Ltd. (formerly known as Travel Online (Cyprus) Limited) (Holding company)	620.14	16.31	74.76	3.77	297.14	23.69
Reliance Retail Limited (Significant Influence)	-	-	7.96	0.40	-	-
Remuneration to key managerial personnel#						
Short-term employee benefit						
Mr. Dhruv Shringi	30.55	0.80	27.55	1.39	22.52	1.80
Mr. Manish Amin	17.33	0.46	9.47	0.48	6.90	0.55
Mr. Darpan Batra	5.19	0.14	4.12	0.21	3.28	0.26
Mr. Anuj Kumar Sethi	9.40	0.25	7.47	0.38	5.94	0.47
Mr. Rohan Mittal	8.46	0.22	-	-	-	-

(in INR million)

Particulars	Fiscal 2023	% of Revenue from operations	Fiscal 2022	% of Revenue from operations	Fiscal 2021	% of Revenue from operations
Contributions to defined contribution plan						
Mr. Dhruv Shringi	0.02	0.00	-	0.00	0.01	0.00
Mr. Manish Amin	0.73	0.02	0.42	0.02	0.29	0.02
Mr. Darpan Batra	0.22	0.01	0.18	0.01	0.14	0.01
Mr. Anuj Kumar Sethi	0.39	0.01	0.33	0.02	0.25	0.02
Mr. Rohan Mittal	0.36	0.01	-	-	-	-
Profit linked bonus						
Mr. Dhruv Shringi	6.77	0.18	-	-	13.53	1.08
Mr. Manish Amin	2.52	0.07	-	-	5.03	0.40
Mr. Darpan Batra	-	-	-	-	1.15	0.09
Mr. Anuj Kumar Sethi	-	-	-	-	2.60	0.21
Mr. Rohan Mittal	-	-	-	-	-	-
Share based payment*						
Mr. Dhruv Shringi	92.81	2.44	140.49	7.09	41.30	3.29
Mr. Manish Amin	15.65	0.41	19.43	0.98	5.10	0.41
Mr. Darpan Batra	1.48	0.04	2.34	0.12	-	-
Mr. Anuj Kumar Sethi	5.59	0.15	6.94	0.35	1.82	0.15
Mr. Rohan Mittal	3.94	0.10	-	-	-	-
Director sitting fees						
Mr. Murlidhara Kadaba	0.55	0.01	0.05	0.00	-	-
Ms. Neelam Dhawan	0.30	0.01	0.10	0.01	-	-
Mr. Ajay Narayan Jha	0.55	0.01	0.05	0.00	-	-
Ms. Deepa Misra Harris	0.30	0.01	0.10	0.01	-	-
Mr. Rohit Bhasin	0.80	0.02	0.10	0.01	-	-
Director remuneration						
Mr. Murlidhara Kadaba	-	-	-	-	-	-
Ms. Neelam Dhawan	-	-	-	-	-	-
Mr. Ajay Narayan Jha	3.15	0.08	0.14	0.01	-	-

			(in INR million)			
Particulars	**Fiscal 2023**	**% of Revenue from operations**	**Fiscal 2022**	**% of Revenue from operations**	**Fiscal 2021**	**% of Revenue from operations**
Ms. Deepa Misra Harris	3.15	0.08	0.10	0.01	-	-
Mr. Rohit Bhasin	3.15	0.08	0.10	0.01	-	-

**These amounts represent the perquisite values of the RSU/PSU granted by the YOI during the respective years.*
#The remuneration to the key managerial personnel does not include the provisions made for gratuity and leave benefits, as they are determined on an actuarial basis for the company as a whole.

The following are the details of the inter-company transactions (eliminated on consolidation) as per Ind AS 24 read with SEBI ICDR Regulations for the year ended March 31, 2023, March 31, 2022 and March 31, 2021.

(in INR million)

Transaction in the books of	Transacting entity	Fiscal 2023	Fiscal 2022	Fiscal 2021
Commission paid				
TSI Yatra Private Limited (Subsidiary Company)	Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	0.40	-	-
	Yatra Online Limited (formerly known as Yatra Online Private Limited)	92.46	4.22	0.15
Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	Travel.Co.In Private Limited (Subsidiary Company)	0.37	0.06	(0.02)
	TSI Yatra Private Limited (Subsidiary Company)	11.88	1.68	(1.16)
	Yatra Online Limited (formerly known as Yatra Online Private Limited)	65.61	13.92	3.88
Yatra Hotel Solutions Private Limited (Subsidiary Company)	Yatra Corporate Hotel Solutions Private Limited (Subsidiary Company)	4.44	1.35	0.37
	Travel.Co.In Private Limited (Subsidiary Company)	0.09	0.07	0.08
	TSI Yatra Private Limited (Subsidiary Company)	13.38	7.03	3.14
	Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	3.68	1.29	0.71
	Yatra Online Limited (formerly known as Yatra Online Private Limited)	29.34	13.64	3.91
Yatra TG Stays Private Limited (Subsidiary Company)	Yatra Online Limited (formerly known as Yatra Online Private Limited)	217.86	180.94	130.11
Yatra Online Limited (formerly known as Yatra Online Private Limited)	Travel.Co.In Private Limited (Subsidiary Company)	-	0.13	0.15
	TSI Yatra Private Limited (Subsidiary Company)	21.39	26.54	14.98
	Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	3.12	-	-

(in INR million)

Transaction in the books of :	Transacting entity	Fiscal 2023	Fiscal 2022	Fiscal 2021
Purchase Transactions				
Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	TSI Yatra Private Limited (Subsidiary Company)	23.51	8.01	0.46
	Yatra Hotel Solutions Private Limited (Subsidiary Company)	74.71	37.21	28.91
	Yatra Online Limited (formerly known as Yatra Online Private Limited)	250.52	6.41	0.21
TSI Yatra Private Limited (Subsidiary Company)	Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	1,255.52	190.98	15.53
	Yatra Hotel Solutions Private Limited (Subsidiary Company)	146.87	78.68	35.26
	Yatra Online Limited (formerly known as Yatra Online Private Limited)	2,440.81	1,678.25	620.52
Travel.Co.In Private Limited (Subsidiary Company)	Yatra Corporate Hotel Solutions Private Limited (Subsidiary Company)	-	-	-
	Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	30.51	5.48	2.77
	Yatra Hotel Solutions Private Limited (Subsidiary Company)	2.15	0.99	1.14
	Yatra Online Limited (formerly known as Yatra Online Private Limited)	-	6.75	3.94
	Yatra Hotel Solutions Private Limited (Subsidiary Company)	-	0.99	-
Yatra Corporate Hotel Solutions Private Limited (Subsidiary Company)	Yatra Hotel Solutions Private Limited (Subsidiary Company)	58.90	26.37	7.12
	Yatra Online Limited (formerly known as Yatra Online Private Limited)	-	-	-
Yatra Online Limited (formerly known as Yatra Online Private Limited)	Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	5,991.51	1,212.72	368.90
	TSI Yatra Private Limited (Subsidiary Company)	8,249.37	648.39	405.28
	Yatra Hotel Solutions Private Limited (Subsidiary Company)	341.23	146.94	47.69
	Yatra TG Stays Private Limited (Subsidiary Company)	1,675.23	1,391.80	1,001.06

(in INR million)

Transaction in the books of :	Transacting entity	Fiscal 2023	Fiscal 2022	Fiscal 2021
Reimbursement of expenses paid				
Yatra TG Stays Private Limited (Subsidiary Company)	Yatra Hotel Solutions Private Limited (Subsidiary Company)	-	-	4.43
Yatra Hotel Solutions Private Limited (Subsidiary Company)	Yatra TG Stays Private Limited (Subsidiary Company)	-	11.03	-
Yatra Corporate Hotel Solutions Private Limited (Subsidiary Company)	Yatra Online Limited (formerly known as Yatra Online Private Limited)	11.00	3.83	1.86
TSI Yatra Private Limited (Subsidiary Company)	Yatra Online Limited (formerly known as Yatra Online Private Limited)	10.76	11.83	5.90
Yatra Hotel Solutions Private Limited (Subsidiary Company)	Yatra Online Limited (formerly known as Yatra Online Private Limited)	2.14	6.40	0.09
Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	Yatra Online Limited (formerly known as Yatra Online Private Limited)	32.49	10.48	2.60
Travel.Co.In Private Limited (Subsidiary Company)	Yatra Online Limited (formerly known as Yatra Online Private Limited)	0.06	-	0.03
Yatra TG Stays Private Limited (Subsidiary Company)	Yatra Online Limited (formerly known as Yatra Online Private Limited)	5.14	6.51	-
Yatra Online Freight Services Private Limited (Subsidiary Company)	Yatra Online Limited (formerly known as Yatra Online Private Limited)	13.97	16.07	-
Yatra Online Limited (formerly known as Yatra Online Private Limited)	Yatra Corporate Hotel Solutions Private Limited (Subsidiary Company)	31.33	15.89	11.42
Yatra Online Limited (formerly known as Yatra Online Private Limited)	Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	3.47	-	-
Yatra Online Limited (formerly known as Yatra Online Private Limited)	TSI Yatra Private Limited (Subsidiary Company)	3.82	-	-
Yatra Online Limited (formerly known as Yatra Online Private Limited)	Yatra TG Stays Private Limited (Subsidiary Company)	2.90	-	-

(in INR million)

Investment made in shares	Transacting entity	Fiscal 2023	Fiscal 2022	Fiscal 2021
Investments made				
Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	Yatra Online Freight Services Private Limited (Subsidiary Company)	-	-	20.00

(in INR million)

Transaction in the books of :	Transacting entity	Fiscal 2023	Fiscal 2022	Fiscal 2021
Deposit Given				
Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	Yatra Online Freight Services Private Limited (Subsidiary Company)	191.86	337.70	51.90

(in INR million)

Transaction in the books of :	Transacting entity	Fiscal 2023	Fiscal 2022	Fiscal 2021
Loan repaid				
Yatra Online Freight Services Private Limited (Subsidiary Company)	Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	274.10	67.16	3.00

(in INR million)

Transaction in the books of :	Transacting entity	Fiscal 2023	Fiscal 2022	Fiscal 2021
Interest received				
Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	Yatra Online Freight Services Private Limited (Subsidiary Company)	4.91	-	-
	Travel.Co.In Private Limited (Subsidiary Company)	-	-	-

(in INR million)

Transaction in the books of :	Transacting entity	Fiscal 2023	Fiscal 2022	Fiscal 2021
Interest Income				
Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) (Subsidiary Company)	Yatra Online Freight Services Private Limited (Subsidiary Company)	38.88	29.40	1.61

For details of the related party transactions, see "*Related Party Transactions*" on page 476.

Details of all financing arrangements whereby the Promoters, members of the Promoter Group, our Directors and their relatives have financed the purchase by any other person of securities of the Company other than in the normal course of the business of the financing entity during the period of six months immediately preceding the date of the Draft Red Herring Prospectus and this Red Herring Prospectus	Our Promoters, members of our Promoter Group, the directors of our corporate Promoter, our Directors, and their relatives have not financed the purchase by any person of securities of our Company other than in the normal course of the business of the financing entity during the period of six months immediately preceding the date of the Draft Red Herring Prospectus and this Red Herring Prospectus.
Weighted average price at which the specified securities were acquired by our	The weighted average price at which the Equity Shares were acquired by our Promoters and Selling Shareholders in the last one year is as follows:

Promoters and Selling Shareholders, in the last one year

Name	No. of Equity Shares held as of date of this RHP**	No. of Equity shares allotted in last one year	Weighted average price of Equity Shares acquired in the last one year^
Promoters			
THCL Travel Holding Cyprus Limited#	101,816,137*	2,627,697	236.00
Asia Consolidated DMC Pte Ltd	11,085,460	Nil	NA
Investor Selling Shareholder			
Pandara Trust – Scheme I represented by its trustee Vistra ITCL (India) Limited	431,360	Nil	NA

**Including ten Equity Shares held by Dhruv Shringi and one Equity Share held by Manish Amin, on behalf and as nominees of THCL Travel Holding Cyprus Limited.*

***The Board of Directors of the Company recommended the sub-division of existing Equity Shares of face value of Rs. 10/- each fully paid up into Equity Shares of Rs. 1/- each fully paid up. The above sub-division have been approved by the shareholders of the Company in extraordinary general meeting dated December 09, 2021. Existing number of shares have been restated to give effect to above resolution.*

^ As certified by Pawan Shubham & Co., Chartered Accountants pursuant to their certificate dated September 8, 2023.
 # Also the Promoter Selling Shareholder.

Details of price at which Equity Shares were acquired by the Promoters, members of the Promoter Group and Selling Shareholders in the last three years and one year preceding the date of this Red Herring Prospectus

Details of price at which Equity Shares were acquired in the last three years and one year preceding the date of this Red Herring Prospectus:

For last three years				
S.No.	**Name of the acquirer/shareholder**	**Date of acquisition of equity shares**	**Number of equity shares acquired***	**Acquisition price per equity share***
Promoter				
1	THCL Travel Holding Cyprus Limited^	December 10, 2022	2,627,697	236.00
		June 25, 2021	895,900	83.40
		January 7, 2021	4,671,960	63.60
Promoter Group				
Nil				
Selling Shareholders				
Nil				
Other Shareholders with rights to nominate directors or any other rights				
Nil				

^ THCL Travel Holding Cyprus Limited is also the Promoter Selling Shareholder.

For last one year				
S.No.	**Name of the acquirer/shareholder**	**Date of acquisition of equity shares**	**Number of equity shares acquired**	**Acquisition price per equity share***
Promoter				
1	THCL Travel Holding Cyprus Limited	December 10, 2022	2,627,697	236.00
Promoter Group				
Nil				
Selling Shareholders				
Nil^				
Other Shareholders with rights to nominate directors or any other rights				
Nil				

^THCL Travel Holding Cyprus Limited is also the Promoter Selling Shareholder

** As certified by Pawan Shubham & Co., Chartered Accountants pursuant to their certificate dated September 8, 2023.*

Weighted average cost of acquisition for all Equity Shares transacted in one year, 18 months and three years preceding the date of this Red Herring Prospectus

The weighted average cost of acquisition for all Equity Shares acquired in one year, 18 months and three years preceding the date of this Red Herring Prospectus is set forth below:

Period	Weighted average cost of acquisition (in ₹)*	Cap price is 'X' times the weighted average cost of acquisition#	Range of acquisition price: Lowest price – Highest price (in ₹)
Last one year	236.00	[●]	236.00-236.00
Last 18 months	236.00	[●]	236.00-236.00
Last three years	120.61	[●]	63.60-236.00

#To be included on finalisation of Price Band.
** As certified by Pawan Shubham & Co., Chartered Accountants pursuant to their certificate dated September 8, 2023.*

Size of the pre-IPO placement and allottees, upon completion of the placement

Our Company, in consultation with the BRLMs, has undertaken a rights issue and allotted 2,627,697 Equity Shares to THCL at an issue price of ₹ 236 per Equity Share, aggregating to ₹ 620.14 million ("**Pre-IPO Placement**"). The size of the Fresh Issue aggregating up to ₹ 7,500.00 million has been reduced by ₹ 1,480.00 million (including the Pre-IPO Placement) and accordingly, the size of the Fresh Issue is for an aggregate amount of up to ₹ 6,020.00 million.

Average cost of acquisition of shares of our Promoters and the Selling Shareholders

The average cost of acquisition of Equity Shares held by our Promoters, members of the Promoter Group and Selling Shareholders is as follows:

Name of the Promoter	Number of Equity Shares**	Average cost of acquisition per Equity Share* (in ₹)
THCL Travel Holding Cyprus Limited^	101,816,137[1]	138.92
Asia Consolidated DMC Pte. Ltd.	11,085,460	185.52
Name of the members of Promoter Group (other than Promoters and Selling Shareholders)	**Number of Equity Shares**	**Average cost of acquisition per Equity Share* (in ₹)**
Nil	N.A.	N.A.
Name of Selling Shareholder	**Number of Equity Shares****	**Average cost of acquisition per Equity Share* (in ₹)**
Pandara Trust – Scheme I represented by its trustee Vistra ITCL (India) Limited	431,360	180.77

** As certified by Pawan Shubham & Co., Chartered Accountants pursuant to the certificate dated September 8, 2023.*
(1) Including ten Equity Shares held by Dhruv Shringi and one Equity Share held by Manish Amin, on behalf and as nominees of THCL Travel Holding Cyprus Limited.
^THCL Travel Holding Cyprus Limited is also a Promtoer Selling Shareholder.
***The Board of Directors of the Company recommended the sub-division of existing Equity Shares of face value of Rs. 10/- each fully paid up into Equity Shares of Rs. 1/- each fully paid up. The above sub-division have been approved by the shareholders of the Company in extraordinary general meeting dated December 09, 2021. Existing number of shares have been restated to give effect to above resolution.*

Any issuance of Equity Shares in the last one year for consideration other than cash

Our Company has not issued any Equity Shares for consideration other than cash in the one year preceding the date of this Red Herring Prospectus.

Any split/consolidation of Equity Shares in the last one year

Our Company has not undertaken any split or consolidation of its Equity Shares in one year preceding the date of this Red Herring Prospectus.

Exemption from complying with any provisions of securities laws, if any, granted by SEBI

Except as mentioned below, our Company has not applied for nor it has been granted any exemption from complying with any provisions of securities laws by SEBI, as on the date of this Red Herring Prospectus.

Our Company had filed an application with SEBI dated March 24, 2022 under Regulation 300(1)(c) of the SEBI ICDR Regulations, seeking an exemption from considering and disclosing Reliance Retail Limited, Reliance Industries Limited and Reliance Jio Infocomm Limited as Group Companies of our Company, in terms of the SEBI ICDR Regulations, which was subsequently withdrawn by our Company vide our letter dated Augsut 11, 2022, in consultation with the BRLMs.

SECTION II: RISK FACTORS

An investment in Equity Shares involves a high degree of risk. Potential investors should carefully consider all the information in this Red Herring Prospectus, including the risks and uncertainties described below, before making an investment in the Equity Shares. The risks described below are not the only ones relevant to us or our Equity Shares, the industry in which we operate or to India. Additional risks and uncertainties, not currently known to us or that we currently do not deem material may also adversely affect our business, results of operations, cash flows and financial condition. If any or some combination of the following risks, or other risks that are not currently known or believed to be adverse, actually occur, our business, results of operations, cash flows and financial condition could suffer, the trading price of, and the value of your investment in, our Equity Shares could decline, and you may lose all or part of your investment. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section. In order to obtain a complete understanding of our Company and our business, prospective investors should read this section in conjunction with "Industry Overview", "Our Business", "Restated Consolidated Summary Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 205, 337, 405 and 477 respectively, as well as the other financial and statistical information contained in this Red Herring Prospectus. In making an investment decision, prospective investors must rely on their own examination of us and our business and the terms of the Offer including the merits and risks involved.

Potential investors should consult their tax, financial and legal advisors about the particular consequences of investing in the Offer. Unless specified or quantified in the relevant risk factors below, we are unable to quantify the financial or other impact of any of the risks described in this section. Prospective investors should pay particular attention to the fact that our Company is incorporated under the laws of India and is subject to a legal and regulatory environment, which may differ in certain respects from that of other countries.

Our Company's Fiscal commences on April 1 and ends on March 31 of the immediately subsequent year, and references to a particular Fiscal are to the 12 months ended March 31 of that particular year. Unless otherwise indicated or the context otherwise requires, in this section, references to "the Company" or "our Company" are to Yatra Online Limited on a standalone basis, and references to "the Group", "we", "us", "our", are to Yatra Online Limited on a consolidated basis.

This Red Herring Prospectus also contains certain forward-looking statements that involve risks, assumptions, estimates and uncertainties. Our actual results could differ from those anticipated in these forward-looking statements as a result of certain factors, including the considerations described below and elsewhere in this Red Herring Prospectus. For further information, see "Forward-Looking Statements" on page 17.

*Unless otherwise indicated, industry and market data used in this section has been derived from the report "Assessment of the travel industry in India" dated August 2023 (the "**CRISIL Report**") prepared and issued by CRISIL Limited which has been commissioned and paid for by us as well as exclusively prepared for the purposes of the Offer. References to travel industry in this section is in accordance with the presentation, analysis and categorisation in the CRISIL Report. Our segment reporting in the financial statements is based on the criteria set out in Ind AS 108, Operating Segments and accordingly we do not prepare our financial statements by the segments outlined in CRISIL Report. For the disclaimers associated with the CRISIL Report, see "Certain Conventions, Presentation of Financial, Industry and Market Data and Currency of Presentation – Industry and Market Data" on page 16.*

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

1. ***We propose to utilize the Net Proceeds to undertake acquisitions for which targets have not been identified. Net Proceeds to be utilized towards strategic investments, acquisitions and inorganic growth initiatives may be insufficient for the cost of such proposed inorganic acquisition and the deployment of Net Proceeds towards such inorganic growth initiatives may not take place within the period currently intended, and may be reduced or delayed.***

   Our Company intends to utilize INR 1,500 million from our Net Proceeds to fund inorganic growth opportunities over a period of next three to five Fiscals from the date of listing of Equity Shares. We intend to utilise such portion of the Net Proceeds for strategic acquisition opportunities that will enable us to gain access to new geographies, categories and services. For further details, see "*Objects of the Offer*" on page 181.

The actual deployment of funds will depend on a number of factors, including market conditions, our Board's analysis of economic trends and business requirements, exchange rate fluctuations, competitive landscape, ability to identify and consummate inorganic growth opportunities as well as general factors affecting our results of operations, cash flows, financial condition and access to capital. These factors will also determine the form of investment for these potential acquisitions, *i.e.,* whether they will be directly done by our Company or through our Subsidiaries or whether these will be in the nature of asset or technology acquisitions or joint ventures.

We have not entered into any definitive agreements towards any future acquisitions or strategic initiatives nor have identified any target company for strategic acquisitions or for undertaking other inorganic initiatives. It is also possible that we may not be able to identify suitable targets, or that if we do identify suitable targets, we may not be able to complete those transactions on terms commercially acceptable to us or at all. We may not be able to generate suitable returns or profits from the strategic investments proposed to be made by the Company. The inability to identify suitable targets or investments and the inability to complete such transactions may adversely affect our competitiveness and growth prospects. In the event we are unable to identify or conclude transactions for potential inorganic growth to the extent of INR 1,500 million or a part thereof over a period of next three to five Fiscals from the date of listing, we may utilize the balance amount for any other purposes only in accordance with Sections 13(8) and 27 of the Companies Act, 2013. This will entail an authorization by the shareholders in a general meeting by way of a special resolution to vary the object and an exit opportunity to the shareholders who do not agree to such proposal to vary the objects, in accordance with applicable laws. For details, see "*Any variation in the utilisation of the Net Proceeds would be subject to certain compliance requirements, including prior shareholders' approval*" on page 37.

This amount of Net Proceeds proposed to be utilised for the aforesaid Objects is based on our management's estimates and may not be the total value or cost of any such acquisitions, or investments, and may result in a shortfall in raising requisite capital from the Net Proceeds towards such acquisitions or investments. Management estimates to undertake inorganic acquisitions is based on past acquisitions made by the Company and is further substantiated by the strategy of the Company, as detailed in "*Our Business – Strategies*" on page 343. Company intends to acquire such companies which (i) are in the same line of business as us, with the intention of acquiring the customers of the target. Such acquisitions will help Company to increase market penetration as well as provide access to data to grow our business; (ii) are in a complementary line of business to its existing businesses which will benefit to add additional capabilities to the existing line of business in the interest of attaining speed to market new products and services; (iii) are in the business of revenue maximisation thesis and whose capabilities can help its revenue maximization objectives; (iv) have a team that has built a complementary technology to its business but has not been able to scale or develop its business. For details of past acquisitions, see "*History and Certain Corporate Matters*" on page 363. While there have been no past instances of failure to successfully integrate the acquired business or there have been no contingent liabilities pertaining to past acquisitions, which has adversely impacted the business of our Company. However, such instances may arise in the future which may have a material adverse impact our business, financial or operational performance, cash flows and reputation. Acquisitions and inorganic growth initiatives may be undertaken as cash transactions, or be undertaken as share-based transactions, including share swaps, or a combination thereof. However, in the event the portion of the Net Proceeds to be utilised for the inorganic growth initiatives are insufficient, or if required as an aspect of the acquisition model, our Company may conduct the acquisition as a cash transaction including using internal accrual. Utilisation of internal accruals towards inorganic growth initiatives may have a material adverse impact on our cash flows and financial condition.

Our ability to achieve benefits from future strategic and inorganic growth opportunities, if any, will largely depend upon whether we are able to integrate the acquired businesses into the rest of our Company in an efficient and effective manner. The integration and the achievement of synergies requires, among other things, coordination of business development and employee retention, hiring and training policies, as well as the alignment of products, sales and marketing operations, compliance and control procedures, and information and software systems. Any difficulties encountered in combining operations could result in higher integration costs and lower savings than expected. The failure to successfully integrate an acquired business or the inability to realize the anticipated benefits of such acquisitions could significantly increase our expenses, which, without a commensurate increase in total revenue, would lead to a decrease in net revenue.

In addition, acquired businesses may have unknown or contingent liabilities, including liabilities for failure to comply with relevant laws and regulations, and we may become liable for the past activities of such businesses. Further, we may be subject to various obligations or restrictions under the relevant transaction agreements to be entered into for inorganic growth opportunities which may, as the case may be, prevent us from disposing or acquiring shares in the subject entities, or force us to sell or acquire shares in the subject entities where we may not otherwise have decided to.

2. ***We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions may not bring us anticipated benefits.***

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. We have undertaken inorganic expansion through (a) acquisition of TSI pursuant to which our Company acquired 1,833,060 fully paid up equity shares of TSI representing 100% of the total issued and paid up equity share capital of TSI, for an aggregate consideration of INR 330 million; (b) acquisition of Yatra TG Stays and Yatra Hotel Solutions pursuant to which our Company acquired 1,625,907 fully paid up equity shares of Yatra TG Stays representing 100% of the total issued and paid up equity share capital of Yatra TG Stays as well as 79,886 fully paid up equity shares of Yatra Hotel Solutions representing 100% of the total issued and paid up equity share capital of Yatra Hotel Solutions for an aggregate consideration of USD 19,905,000; and (c) acquisition of Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) pursuant to which our Company acquired a majority of the outstanding shares of ATB on August 4, 2017 and on July 29, 2020, our Company acquired the balance outstanding shares of Yatra For Business Private Limited for a total consideration of INR 1,510 million, making Yatra For Business Private Limited a 100% subsidiary of our Company. For details, see "*History and Certain Other Matters*" on page 365. Further, as disclosed in "*Objects of the Offer*" chapter on page 181, we have benefited significantly from the acquisitions undertaken by us in the past. While TSI helped launch B2B (business to agents) and we have over 29,800 registered travel agents in about 1,000 cities across India as of March 31, 2023, acquisition of Yatra TG Stays and Yatra Hotel Solutions as our wholly owned subsidiaries has helped us build the hotel supply and provide access through our platform to hotels, homestays and other accommodations, with over 105,600 hotels in more than 1,490 cities and towns in India as on Fiscal 2023 and acquisition of Yatra for Business Private Limited has helped us establish leading position into corporate travel market sector. However, there can be no assurance that we will succeed in implementing this strategy as we are subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and the costs of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our business. While there have not been any past instances of acquisitions made by the Company, where the benefits of acquisitions made, as expected, were not realized. However, such instances may happen in the future which may have a material adverse impact on our business, financial or operational performance, cash flows and reputation. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business, cash flows, or results of operations. For details, see "*Risk Factors - We propose to utilize the Net Proceeds to undertake acquisitions for which targets have not been identified. Net Proceeds to be utilized towards strategic investments, acquisitions and inorganic growth initiatives may be insufficient for the cost of such proposed inorganic acquisition and the deployment of Net Proceeds towards such inorganic growth initiatives may not take place within the period currently intended, and may be reduced or delayed*" on page 31. Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as we are subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and the costs of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will

achieve our intended objectives or enhance our business. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business, cash flows, or results of operations.

3. ***Our Statutory Auditor has included emphasis of matters in their report on audited consolidated financial statements of the Company, its Subsidiaries and its joint venture for Fiscal 2021, and Fiscal 2022, and 2023, respectively, and has included other audit qualifications in the annexure to the auditors' reports issued under the Companies (Auditor's Report) Order, 2020 for Fiscals 2022, and 2023 and have included material weakness in annexure to their report on internal controls over financial reporting for fiscal 2022 and 2023. Any qualifications, emphasis of matters or other observations if included in relation to future fiscals may adversely affect our results.***

(a) Emphasis of matter paragraph:

The auditors' report on the audited consolidated financial statements of the Company, is Subsidiaries and its joint venture as at and for the year ended March 31, 2021 included the below Emphasis of Matter paragraph, and which did not require any adjustments to the Restated Consolidated Summary Statements:

S. No.	Financial Statements	Emphasis of Matter
(1)	Consolidated financial statements for the Fiscal 2021	*Emphasis of Matter:* The Statutory Auditors have drawn attention in their audit report on the audited consolidated financial statements as at and for the year ended March 31, 2021 by including an 'Emphasis of Matter' to describe the possible effect of uncertainties relating to COVID-19 pandemic on the Company's financial performance as assessed by the management. The audit opinion was not modified in respect of this matter.

(b) Modifications included in the annexure to the auditors' reports issued under the Companies (Auditor's Report) Order, 2020, or the Companies (Auditor's Report) Order, 2016, as applicable:

There are certain modifications included in the annexure to the auditors' reports issued under (a) the Companies (Auditor's Report) Order, 2020 on the consolidated financial statements for the year ended March 31, 2023 and March 31, 2022, and (b) the Companies (Auditor's Report) Order, 2016 (as amended) on the standalone financial statements of the Company and its subsidiaries for the year ended March 31, 2021, which do not require any corrective adjustment in the Restated Consolidated Summary Statements. Summary of such modifications are set out for the years indicated below:

S. No.	Particulars	Modifications
(1)	Statement on certain matters specified in the Companies (Auditor's Report) Order, 2016 (as amended) included in the auditors' report issued by our Company's Statutory Auditors and auditors of our Subsidiaries, on respective standalone financial statements of the Company and subsidiaries for the Financial Year ended March 31, 2021, which was modified to indicate the following in respect of our Company and/or in some of our Subsidiaries:	(i) Undisputed statutory dues including provident fund, employees' state insurance, income-tax, goods and service tax, cess and other statutory dues have generally been regularly deposited with the appropriate authorities though there has been a slight delay in a few cases.
(2)	Statement on certain matters specified in the the Companies (Auditor's Report) Order, 2020, as included in the auditors' report issued by our Company's Statutory Auditors and auditors of our Subsidiaries, on the consolidated financial statements for the Financial Year ended March 31, 2022, which was modified to indicate the following in respect of our Company and/or in some of our Subsidiaries:	(i) Undisputed statutory dues including provident fund, employees' state insurance, income-tax, goods and service tax, cess and other statutory dues have generally been regularly deposited with the appropriate authorities though there has been a slight delay in a few cases. (ii) In case of Company and few subsidiaries, there are delays in deposit of statutory dues and undisputed statutory dues outstanding for more than six months from date they became payable.

S. No.	Particulars	Modifications
(3)	Statement on certain matters specified in the Companies (Auditor's Report) Order, 2020, included in the auditors' report issued by our Company's Statutory Auditors and auditors of our Subsidiaries, on the consolidated financial statements for the Financial Year ended March 31, 2023, which was modified to indicate the following in respect of our Company and/or in some of our Subsidiaries:	(i) Undisputed statutory dues including provident fund, employees' state insurance, income-tax, cess and other statutory dues have generally been regularly deposited with the appropriate authorities though there has been a slight delay in certain cases of goods and service tax, withholding tax. (ii) In case of Company and few subsidiaries, there are delays in deposit of statutory dues and undisputed statutory dues outstanding for more than six months from date they became payable (iii) The quarterly returns/statements filed by our Company and subsidiary of our Company with banks and financial institutions from which it has availed working capital limits, are not in agreement with their respective audited books of accounts.

(c) Material weakness in internal controls

There are certain qualifications included in the annexure to the auditors' report issued under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 on the consolidated financial statements for the years ended March 31, 2023 and March 31, 2022, which do not require any corrective adjustment in the Restated Consolidated Summary Statements. Summary of such qualification are set out for the years indicated below:

S. No.	Particulars	Modifications
(1)	Qualifications included in the annexure to the auditors' report issued under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013, on the consolidated financial statements as at and for the year ended March 31, 2022	(i) Material weakness in relation to the Company and three of its subsidiary companies incorporated in India, have been identified, which provides that internal control over financial reporting was not operated effectively due to non-retention of documents supporting certain controls to demonstrate contemporaneous performance of such controls.
(2)	Qualifications included in the annexure to the auditors' report issued under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013, on the consolidated financial statements as at and for the year ended March 31, 2023	(i) Material weakness in relation to the Company and four of its subsidiary companies incorporated in India, have been identified, which provides that internal control over financial reporting was not operated effectively due to non-retention of documents supporting certain controls to demonstrate contemporaneous performance of such controls. (ii) In respect to our Subsidiary, Yatra Online Freight Services Private Limited, whose financial statements has been audited by auditors other than our Statutory Auditors, a qualified opinion has been issued as its internal control over financial reporting was not operated effectively due to design and operating ineffectiveness of the IT general controls related to its freight forwarding business to demonstrate accuracy and completeness of information used in performance of such controls.

We cannot assure you that our audit reports for any future fiscals will not contain qualifications, emphasis of matters or other observations which affect our results of operations in such future periods.

4. ***We have issued Equity Shares at prices that may be lower than the Offer Price in the last 12 months.***

We have issued and allotted Equity Shares at a price which may be lower than the Offer Price in the period of 12 months preceding the date of this Red Herring Prospectus. For further details, see "*Capital Structure – Notes to the capital structure –Equity Share Capital history of our Company*" on page 167. Further, the weighted average cost of acquisition of all shares transacted during last three years is INR 120.61. For details, see "*Offer Document Summary*" on page 19. The prices at which Equity Shares were issued by us in the past year should not be taken to be indicative of the Price Band, Offer Price and the trading price of our Equity Shares after listing. We cannot assure you that the Equity Shares to be issued in the future will be at or lower than the Offer Price.

5. ***Any negative operating cash flows in the future would adversely affect our cash flow requirements, which may adversely affect our ability to operate our business and implement our growth plans, thereby affecting our financial condition.***

The following table sets forth certain information relating to our cash flows in the years indicated:

(In INR millions)

Particulars	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net cash flow from / (used in) operating activities **(A)**	(1,530.60)	(833.86)	1,041.05
Net cash flow used in investing activities **(B)**	(166.74)	(84.45)	(211.09)
Net cash flow from financing activities **(C)**	1,384.20	200.81	64.58
Net increase/ (decrease) in cash and cash equivalents **D=(A+B+C)**	(313.13)	(717.50)	894.54
Cash and cash equivalents as at the end of year	469.02	758.61	1,471.93

Negative cash flows over extended periods, or significant negative cash flows in the short term, could materially impact our ability to operate our business and implement our growth plans. As a result, our cash flows, business, future financial performance, and results of operations could be materially and adversely affected. For further information, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Cash Flows*" on page 495.

6. ***We derive a significant portion of Adjusted Margin from B2B business, contributing 28.25% of total Adjusted Margin in Fiscal 2023. Changes in travellers' preferences due to increased use of telepresence equipment, cost of travel, spending habits, and other factors may adversely affect the demand for travel services and hotel rooms leading to adverse effect on our business, results of operations, financial condition, and cash flows.***

We derive a significant portion of our Adjusted Margin from B2B business. The following table sets forth gross bookings and Adjusted Margin attributable to B2B business for the years indicated below:

(in INR million, except percentages)

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Adjusted Margin - B2B business (A)	1,575.58	776.65	420.96
Total Adjusted Margin (B)	5,577.73	2,970.19	1,870.68
Contribution of B2B business to total Adjusted Margin (C=A/B*100)	28.25%	26.15%	22.50%

The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without travelling to a centralized meeting locations There was a significant increase in use of teleconference and video-conference technology during the COVID-19 pandemic. Increased use of telepresence equipment has induced the culture of work from home leading to reduction in business related travel. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, demand for hotel rooms or travel related demand may decrease from business travellers and corporate customers. Our business was adversely impacted due to onset of COVID-19 pandemic during Fiscal 2021. However, our demand from B2B business comprising demand from business travellers and corporate customers increased during

Fiscals 2022 and 2023 including increase in contribution to total booking value of services provided to corporate customers from 11.12% in Fiscal 2021 to 20.68% and 32.29% in Fiscals 2022, and 2023, respectively. While there has been an increase in contribution to total booking value and contribution to total Adjusted Margin by B2B business in last three Fiscals, we cannot assure you that this trend will continue. Increased use of telepresence equipment, and change in working culture, inter-alia from physical meetings to teleconferences and video conferences may lead to decrease in business travels, further resulting in decrease in Adjusted Margin derived from corporate accounts.

Consequently, any reduction in growth or a slow-down in the business of large corporate accounts and increase in the trend of virtual meetings and conferences, could result in a reduction of their requirement for our services. The loss of such customers or a reduction in their demand for our services could adversely affect our business, results of operations, financial condition, and cash flows.

7. ***Our Promoters, THCL and ACDPL, will continue to retain majority shareholding in our Company after the Offer, which will allow them to exercise significant influence over us.***

As on the date of this Red Herring Prospectus, our Promoters, THCL and ACDPL hold an aggregate of 98.59% of the issued, subscribed, and paid-up Equity Share capital of our Company. After the completion of the Offer, our Promoters will continue to hold a significant portion of the issued, subscribed and paid-up Equity Share capital of our Company which will allow them to exercise significant influence over our business and all matters requiring shareholders' approval, including: the composition of our Board, the adoption of amendments to our Memorandum of Association, business strategies, the approval of mergers, strategic acquisitions or joint ventures or the sales of substantially all of our assets, and the policies for dividends, borrowing, lending, investments and capital expenditures. This concentration of ownership may also delay, defer or even prevent a change in control of our Company and may make some transactions more difficult or impossible without the support of our Promoters. The interests of our Promoters, as our Company's controlling shareholders, could conflict with our Company's interests, your interests or the interests of our other shareholders. There is no assurance that our Promoters will act to resolve any conflicts of interest in our Company's or your favour.

8. **We have had restated losses in the past. Any losses in the future could adversely affect our financial condition, results of operations and cash flows.**

We have had in the past, and may in the future, experience losses. The following table sets forth restated profit/(loss) for the years indicated:

(in INR million)

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Restated Profit/(loss) for the year	76.32	(307.86)	(1,188.63)

We had a restated loss of INR 307.86 million and INR 1,188.63 million for the Fiscals 2022, and 2021, respectively primarily arising out of the impact of COVID-19 pandemic. Any losses in the future could adversely affect our financial condition, and cash flows. For further details, see "*Management's Discussion and Analysis of our Financial Condition and Results of Operations* on page 477.

9. ***Any variation in the utilisation of the Net Proceeds would be subject to certain compliance requirements, including prior shareholders' approval.***

We propose to utilise the Net Proceeds towards (i) strategic investments, acquisitions and inorganic growth; (ii) investment in customer acquisition and retention, technology, and other organic growth initiatives; (iii) general corporate purposes. For further information of the proposed objects of the Offer, see "*Objects of the Offer*" on page 181. At this stage, we cannot determine with any certainty if we would require the Net Proceeds to meet any other expenditure or fund any exigencies arising out of competitive environment, business conditions, economic conditions or other factors beyond our control. In accordance with Sections 13(8) and 27 of the Companies Act 2013, we cannot undertake any variation in the utilisation of the Net Proceeds without obtaining the shareholders' approval through a special resolution. In the event of any such circumstances that require us to undertake variation in the disclosed utilisation of the Net Proceeds, we may not be able to obtain the shareholders' approval in a timely manner, or at all. Any delay or inability in obtaining such shareholders' approval may adversely affect our business or

operations.

Further, our Promoters would be required to provide an exit opportunity to Shareholders who do not agree with our proposal to change the objects of the Offer or vary the terms of such contracts, at a price and manner as prescribed by SEBI or any other regulatory authority, as the case may be. Additionally, the requirement on Promoters to provide an exit opportunity to such dissenting shareholders may deter the Promoters from agreeing to the variation of the proposed utilisation of the Net Proceeds, even if such variation is in the interest of our Company. Further, we cannot assure you that the Promoters or the controlling shareholders of our Company will have adequate resources at their disposal at all times to enable them to provide an exit opportunity at the price prescribed by SEBI or any other regulatory authority, as the case may be .

In light of these factors, we may not be able to undertake variation of objects of the Offer to use any unutilized proceeds of the Offer, if any, or vary the terms of any contract referred to in this Red Herring Prospectus, even if such variation is in the interest of our Company. This may restrict our Company's ability to respond to any change in our business or financial condition by re-deploying the unutilised portion of Net Proceeds, if any, or varying the terms of contract, which may adversely affect our business, cash flows, and results of operations.

10. ***We are dependent on our airline ticketing business, which generates a significant percentage of our revenues and is derived from a small number of airline suppliers in India.***

Our growth strategy is heavily dependent on the continued expansion of our Air Ticketing business and our airline supplier relationships. Set out below are revenue, Adjusted Margin - Air Ticketing, and Adjusted Margin (%) - Air Ticketing in years indicated:

Particulars	Fiscal 2023		Fiscal 2022		Fiscal 2021	
	Revenue	**As a % of Revenue from operations**	**Revenue**	**As a % of Revenue from operations**	**Revenue**	**As a % of Revenue from operations**
Air Ticketing (in INR million)	1,779.98	46.82%	1,150.47	58.09%	893.10	71.19%

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Adjusted Margin - Air Ticketing (in INR million)	4,335.30	2,211.07	1,487.50
Adjusted Margin % - Air Ticketing	7.69%	8.00%	11.44%

We currently provide our customers with access to seven domestic airlines as well as to major international airlines; however, in last three fiscals, a substantial portion of our Air Ticketing revenue is represented by four domestic airlines comprising Indigo, Vistara, Air India and one of the domestic airlines, which recently filed an application for voluntary insolvency resolution proceedings before the National Company Law Tribunal. Because the majority of the domestic Indian air travel industry have been concentrated among these domestic airlines, any adverse market developments across the Indian commercial aviation landscape, particularly among the most dominant domestic airlines are more likely to impact our business. For example, the COVID-19 pandemic and the measures implemented to contain the pandemic have had, and any resurgence of the COVID-19 pandemic, spread of any new variant of COVID-19, or spread of any other epidemic may have, a significant negative effect on the Indian air travel industry, the dominant domestic airlines and, by extension, our business, financial condition, results of operations, cash flows and liquidity have also been materially and adversely affected. Further, our dependence on a limited number of domestic airlines means that recent reductions or eliminations in base commissions and incentive payments by these airlines have had, and any further reductions or eliminations in such commissions and payments could have, a material adverse effect on our revenue. Our reliance on a limited number of Indian airlines exposes us to the risks associated with the domestic airline industry, such as rising fuel costs, high taxes, currency depreciation, liquidity constraints and health concerns, such as the COVID-19 pandemic. In addition, our reliance on these airlines increases their bargaining power in price and contract negotiations, and further consolidation of domestic airline suppliers may exacerbate these trends. If one or all of these domestic airlines exert significant price and margin pressure on us, it could materially and adversely affect our business, financial condition, cash flows, and results of operations.

We primarily earn revenue from the air tickets booked by customers through our platforms in the form of commissions and incentives. Commissions and incentive payments, such as performance linked bonus, are primarily received from GDS service providers and certain airlines as well as credit card companies on a periodic basis, and are generally based on the volume of sales generated by us. In addition, we also earn revenue from convenience fee, cancellation service charges, rescheduling charges and advertisement revenue that we may charge along with the travel booking. We are therefore dependent on the operations of a limited number of airlines, overall demand for their services, and their demand for our services.

Our dependence on these airlines also exposes us to risks associated with their internal management, financial condition, and creditworthiness. If these airlines increasingly engage directly with customers or other similar online travel agencies, as applicable, or are unable to pay us in a timely manner or at all, whether due to the deterioration of their financial position, an economic downturn, internal conflicts or any other reason, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. For risk in relation to deterioration of financial position, please see "*Risk Factors - We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners*". Our dependence on a limited number of airlines also implies that a reduction or elimination in base commissions and incentive payments, by one or more of these airlines, could have a material adverse effect on the revenues generated from our air ticketing business, thereby impacting our revenues. Further consolidation of airline suppliers may also exacerbate these trends. If one or all of these airlines exert significant price and margin pressures on us, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

11. ***We have certain contingent liabilities in our financial statements, which if they materialise, may adversely affect our financial condition.***

In accordance with IND AS 37, we have disclosed following contingent liabilities for Fiscals 2023, 2022 and 2021:

(in INR million)

Contingent liabilities (to the extent not provided for)	As of Fiscal 2023	As of Fiscal 2022	As of Fiscal 2021
Claims against the Company not recognized as debts	85.44	86.95	87.90
Service tax demand	315.53	310.20	310.20
Income-tax demand	1.27	1.27	96.60

For details, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Contingent Liabilities (to the extent not provided for)*" on page 497. We cannot assure you that we will not incur similar or increased levels of contingent liabilities in the future. If any of these contingent liabilities materialize or if at any time, we are compelled to pay all or a material proportion of these contingent liabilities, our financial condition, cash flows and results of operation may be adversely affected.

12. ***We are dependent on a number of key personnel and our inability to attract or retain such persons or finding equally skilled personnel could adversely affect our business, results of operations, cash flows and financial condition.***

We are dependent on our Promoters, senior management and other key personnel for formulating our business strategies and managing our business. Our Board and senior management team has significant experience in the internet and information technology sector and has technical expertise that has helped expand our business through various initiatives including broadening our distribution channels and growing our products and services offerings. For further information, see "*Our Management*" on page 378.

Our business and future success depends, to a significant extent, on our ability to attract and train new employees and to retain and motivate our existing employees. Changes to our business strategy can create uncertainty, may negatively impact our ability to execute quickly and effectively, and may ultimately be unsuccessful. Any failure by us or Yatra Online, Inc. to provide accurate, timely and consistent disclosures under our respective disclosure and trading regimes could have a material and adverse effect on the trading price of our respective shares. While our Company has formulated a plan

for orderly succession for appointments of board of directors and senior management of the Company including identification of suitable person by the Nomination and Remuneration Committee to fill up vacancy at the board level or as a part of the senior management team, however, if key employees do not meet the expectations of their roles, we could experience inefficiencies or a lack of business continuity due to loss of historical knowledge and a lack of familiarity of those employees with business processes, operating requirements, policies and procedures (some of which are new) and key information technologies and related infrastructure used in our day-to-day operations and financial reporting. It is important to our success that these key employees quickly adapt to, and excel in, their new roles. Their failure to do so could result in operational and administrative inefficiencies and added costs that could adversely impact our results of operations, our stock price upon listing and our customer relationships and may make recruiting for future management positions more difficult. In addition, if we were to lose the services of any one or more key employees, whether due to death, disability or termination of employment, our ability to successfully implement our business strategy, financial plans and other objectives could be significantly impaired. Further, attrition rate of employees of our Company for fiscals 2023, 2022, and 2021 were 60.92%, 48.37%, and 58.92%. Total number of employees of our Company for fiscals 2023, 2022, and 2021 were 1,086, 952, and 980 constituting employee benefit expenses for respective year of INR 1,090.08 million, INR 976.06 million and INR 736.33 million.

Competition remains intense for well-qualified employees in certain aspects of our business, including software engineers, developers, product management and development personnel with expertise in the online travel or search industry. Our industry is characterized by high demand and intense competition for talent along with attrition. As a result, we may not be able to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and results of operations could be adversely affected.

13. ***Our quarterly results may fluctuate for a variety of reasons, including the seasonality in the leisure travel industry, and may not fully reflect the underlying performance of our business.***

Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Additionally, our growth may mask the seasonality of our business. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. For example, we tend to experience higher revenue from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our Air Ticketing business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. Other factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

- foreign exchange rates;
- our ability to attract new customers and cross-sell to existing customers
- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure
- general economic, industry and market conditions;
- natural calamities such as earthquakes, tsunamis, floods and drought and pandemics or other health crises, such as COVID-19 and any containment measures taken in response to such calamities or crises, such lockdowns or travel restrictions;
- changes in our pricing policies or those of our competitors and suppliers; and
- the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of the Indian travel industry, including consolidation among competitors, customers or strategic partners.

Fluctuations in quarterly results may negatively impact the value of our securities and make quarter-to-quarter comparisons of our results less meaningful.

14. ***We could be negatively affected by changes in Internet search engine algorithms and dynamics, or search engine disintermediation.***

We rely on Internet search engines, such as Google and Bing, to generate traffic to our websites, principally through the purchase of travel-related keywords. Search engines, including Google, frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, or if competitive dynamics impact the cost or effectiveness of our search engine optimization or search engine monetization in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent. Furthermore, our failure to successfully manage our search engine optimization and search engine monetization strategies could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic. In addition, to the extent that leading search or metasearch engines in India disrupt the businesses of OTAs or travel content providers by offering comprehensive travel planning or shopping capabilities, or refer those leads to suppliers directly, or to other favored partners, there could be a material adverse impact on our business. While there have been no such instances of changes in algorithms by a major search engine in the past, which negatively affected the ranking of Company's websites or its partners, however such instances may happen in the future which may have a material adverse impact on our financial and operational performance. To the extent these actions have a negative effect on our search traffic, whether on desktop, tablet or mobile devices, our business and results of operations could be adversely affected.

15. ***We will not receive any proceeds from the Offer for Sale. The Selling Shareholders will receive the net proceeds from the Offer for Sale.***

The Offer consists of a Fresh Issue and an Offer for Sale. The Selling Shareholders shall be entitled to the proceeds from the Offer for Sale for their respective portions of Offered Shares (after deducting applicable Offer expenses), in accordance with SEBI ICDR Regulations, and our Company will not receive any proceeds from the Offer for Sale.

16. ***The COVID-19 pandemic has had, and a pandemic in future or widespread public health emergency may have, a material adverse impact on the travel industry and our business, financial performance and liquidity position.***

The COVID-19 pandemic has had repercussions across local, national, and global economies and financial markets. The demand for travel services and hospitality industry in India had been severely affected by the global outbreak of the COVID-19 pandemic since early 2020 due to reduced traveller traffic, government-mandated restrictions on movement, and lockdown imposed by central and state governments. While the lockdown measures have been lifted and the travel and hospitality sector has resumed its services in Fiscal 2022 with greater health and safety measures, any resurgence of the COVID-19 pandemic, spread of any new variant of COVID-19, or spread of any other epidemic in future may result in adverse impact on our business, financial condition, cash flows, and results of operations. The extent to which the COVID-19 pandemic, any new strain of COVID-19, any future epidemic, or widespread public health emergency will impact our business and financial position, is significantly dependent on future developments, which are highly uncertain and cannot be predicted.

As the COVID-19 pandemic accelerated, we saw a significant decline in our operational and financial numbers, in particular a significant decline in travel demand, unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Drastic measures to contain the spread of the COVID-19 pandemic, including the total lockdown of entire cities, led to a steep drop in demand of travel services, hotel bookings and packages, resulting in a significant reduction in our revenues. However, the demand for travel services, and hospitality sector has resumed its services in Fiscal 2022 resulting in improvement in our operational and financial parameters.

Set out below are operational parameters indicating reduction in booking and cancellation trends in Air Ticketing and Hotels and Packages business from Fiscal 2021 to Fiscal 2023:

				Numbers are in INR million (except percentage)
	Fiscal 2023			
	Q1	**Q2**	**Q3**	**Q4**
Gross bookings:	**19,250.72**	**17,236.99**	**17,410.69**	**19,433.07**
Air Ticketing	16,779.24	15,062.46	15,183.19	17,081.78

	Numbers are in INR million (except percentage)			
	Fiscal 2023			
	Q1	Q2	Q3	Q4
Hotels and Packages	2,471.48	2,174.52	2,227.50	2,351.30
Cancellation:	**2,218.43**	**2,096.04**	**2,249.47**	**2,205.92**
Air Ticketing	1,941.70	1,861.67	1,935.30	1,959.66
Hotels and Packages	276.73	234.37	314.16	246.26
Net Booking:	**17,032.29**	**15,140.95**	**1,5161.22**	**17,227.15**
Air Ticketing	14,837.54	13,200.80	1,3247.88	15,122.11
Hotels and Packages	2,194.75	1,940.15	1,913.34	2,105.04
% Cancellation:	**11.52%**	**12.16%**	**12.92%**	**11.35%**
Air Ticketing	11.57%	12.36%	12.75%	11.47%
Hotels and Packages	11.20%	10.78%	14.10%	10.47%

	Numbers are in INR million (except percentage)			
	Fiscal 2022			
	Q1	Q2	Q3	Q4
Gross bookings	**3,500.44**	**8,947.23**	**12,948.64**	**12,337.04**
Air Ticketing	3,200.23	7,835.65	11,373.99	11,067.51
Hotels and Packages	300.22	1,111.59	1,574.65	1,269.53
Cancellation	**1,380.67**	**1,334.10**	**2,035.26**	**1,855.65**
Air Ticketing	1,307.24	1,211.17	1,682.09	1,628.01
Hotels and Packages	73.43	122.93	353.16	227.64
Net Booking	**2,119.8**	**7,613.1**	**10,913.4**	**10,481.4**
Air Ticketing	1,893.0	6,624.5	9,691.9	9,439.5
Hotels and Packages	226.8	988.7	1,221.5	1,041.9
% Cancellation	**39.44%**	**14.91%**	**15.72%**	**15.04%**
Air Ticketing	40.85%	15.46%	14.79%	14.71%
Hotels and Packages	24.46%	11.06%	22.43%	17.93%

	Numbers are in INR million (except percentage)			
	Fiscal 2021			
	Q1	Q2	Q3	Q4
Gross bookings	**992.63**	**3,453.96**	**6,879.88**	**8,290.98**
Air Ticketing	947.42	3,310.93	6,143.84	7,168.25
Hotels and Packages	45.21	143.03	736.04	1,122.73
Cancellation	**1,197.09**	**1,765.45**	**1,121.88**	**826.78**
Air Ticketing	1,156.68	1,733.32	1,003.44	675.21
Hotels and Packages	40.42	32.12	118.44	151.57
Net Booking	**(204.5)**	**1,688.5**	**5,758.0**	**7,464.20**
Air Ticketing	(209.26)	1,577.6	5,140.4	6,493.0
Hotels and Packages	4.8	110.9	617.6	971.2
% Cancellation	**120.60%**	**51.11%**	**16.31%**	**9.97%**
Air Ticketing	122.09%	52.35%	16.33%	9.42%
Hotels and Packages	89.40%	22.46%	16.09%	13.50%

Set out below are certain operational and financial metrics for the years indicated:

(In INR million, except percentages)

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Operating Metrics			
Gross Bookings [(1)]			
Air Ticketing	56,408.35	27,648.84	13,001.78
Hotels and Packages	8,153.29	3,478.83	1,704.46
Other Services	2,811.04	3,162.25	1,109.56
Total Gross Bookings	67,372.68	34,289.92	15,815.80
Air passengers booked *(count in 1,000)*	5,601.00	3,706.00	2,623.00
Stand-alone hotel room nights booked *(count in 1,000)*	1,753.00	1,018.00	547.00
Packages passengers travelled [(2)] *(count in 1,000)*	19.43	9.29	2.68
Financial Metrics			
Adjusted Margin[(3)]			

(*In INR million, except percentages*)

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Adjusted Margin - Air Ticketing	4,335.30	2,211.07	1,487.50
Adjusted Margin - Hotels and Packages	1,064.73	597.63	336.03
Adjusted Margin - Other Services	177.70	161.49	47.15
Other operating income	421.69	171.96	173.40
Other income	173.05	207.44	181.66
Revenue from operations (A)	3,801.60	1,980.66	1,254.50
Total Income (4)	3974.65	2,188.10	1,436.16
Total Income Growth (5) (Y-o-Y)	81.65%	52.36%	
Adjusted EBITDA (6) (B)	669.69	321.48	(50.62)
Adjusted EBITDA Margin (7) (C = B/A)	17.62%	16.23%	(4.04%)
Restated profit/(loss) for the year (D)	76.32	(307.86)	(1,188.63)
Restated profit/(loss) for the year Margin (8) (E=D/A)	2.01%	(15.54%)	(94.75%)
Restated Profit/(loss) before tax	121.78	(292.71)	(1,122.33)
Adjusted Margin % (9)			
Adjusted Margin % - Air Ticketing	7.69%	8.00%	11.44%
Adjusted Margin % - Hotels and Packages	13.06%	17.18%	19.71%
Adjusted Margin % - Other Services	6.32%	5.11%	4.25%
Total expenses	**3,851.87**	**2,449.74**	**2,104.19**

(1) *Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.*
(2) *The quantitative data of the numbers of passengers travelled under the packages sold by the company for the relevant year.*
(3) *We evaluate our financial performance based on Adjusted Margin which represents revenue from operations excluding other operating income after deducting service cost and adding back expenses related to customer inducement and acquisition costs that have been reduced from revenue from operations. Promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred are recorded as reduction from revenue from operations basis in compliance with the accounting standards as per Ind AS. In order to reflect the value of revenue earned, the customer acquisition and inducement cost is added back to determine Adjusted Margin.*
(4) *Total Income means addition of revenue from operations and other income.*
(5) *Growth in Total Income (%) is calculated as a percentage of Total Income of the relevant year minus Total Income of the preceding year, divided by Total Income of the preceding year.*
(6) *Adjusted EBITDA = Restated profit/ (loss) for the year + Tax expense/(benefits) + Finance Costs + Depreciation and Amortisation + Interest Income (bank deposits and others) + Unwinding of discount on other financial assets + Foreign exchange gain (net) + Exceptional items + Share-based payment expenses + Share of (profit)/loss from joint venture + Listing and related expenses.*
(7) *Adjusted EBITDA Margin = EBITDA / Revenue from operations.*
(8) *Restated profit/(loss) for the year Margin = Restated profit/(loss) for the year / Revenue from operations.*
(9) *Adjusted Margin % represents the net margin ratio of the particular product that is Air Ticketing, Hotels and Packages and Other Service and is defined as Adjusted Margin as a percentage of Gross Bookings.*

For reconciliation of Non-GAAP measures, please see "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Non Gaap Measures*" on page 473.

The strong recovery in Indian travel industry has a positive impact on financial operating results of our Company. Despite the overwhelming recovery of the business in the Fiscal 2023, the effects of the COVID-19 pandemic will, to some extent, remain unpredictable on our business, results of operations, cash flows and growth prospects including the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. We continue to emphasise upon automating various of our functions in order to enhance the efficiency and customer experience along with certain cost reduction initiatives.

Further, the Statutory Auditors of the Company in its audit reports on the audited consolidated financial statements as at and for the year ended March 31, 2021 included the Emphasis of Matter in relation to the possible effect of uncertainties relating to COVID-19 pandemic on the Company's financial performance. For further details, see "*Risk Factor - Our Statutory Auditor has included emphasis of matters in their report on audited consolidated financial statements of the Company, its Subsidiaries and its joint venture for Fiscal 2021, and Fiscal 2022, and 2023, respectively, and has included other audit qualifications in the annexure to the auditors' reports issued under the Companies (Auditor's Report) Order, 2020 for Fiscals 2022, and 2023 and have included material weakness in annexure to their report on internal controls over financial reporting for fiscal 2022 and 2023. Any qualifications, emphasis of matters or other observations if included in relation to future fiscals may adversely affect our results.*" on page 34.

There was a significant increase in use of teleconference and video-conference technology during the COVID-19 pandemic. Increased use of telepresence equipment has induced the culture of work from home leading to reduction in business related travel. For details, see "*Risk Factors - We derive a significant portion of Adjusted Margin from B2B business, contributing 28.25% of total Adjusted Margin in Fiscal 2023. Changes in travellers' preferences due to increased use of telepresence equipment, cost of travel, spending habits, and other factors may adversely affect the demand for travel services and hotel rooms leading to adverse effect on our business, results of operations, financial condition, and cash flows.*" Any intensification of the COVID-19 pandemic, any future outbreak of another highly infectious or contagious disease, widespread public health emergency or epidemic may adversely affect the business, financial condition, cash flows and results of operations of our Company.

17. *We are exposed to the proceedings or claims arising from travel-related accidents or customer misconduct during their travels, or deterioration in quality of services provided by the Company, the occurrence of which may be beyond our control.*

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers' claims arising from or relating to travel-related accidents. As we enter into transactions with our customers directly, our customers typically take actions against us for the damages they suffer during their travels, or for the deficiency in services provided by the Company. While there have been no instances where customers have initiated legal proceedings or submitted claims for accidents suffered during their travel in last three years including travel related accidents resulting from adventure activities, however we may be subject to such legal proceedings for the damages that our customers may suffer during their travels. Further, such instances may happen in the future and any claims that may be initiated by our customers against the Company may have an adverse impact our business, financial or operational performance, and reputation. Such accidents may result from the negligence or misconduct of our travel suppliers or other service providers, over which we have no or limited control. See also "—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform." Our Company maintains the insurance policy as required in the ordinary course of business. However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses and we may be subject to claims or losses which are not covered by way of insurance policies procured by our Company. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customer misconduct during their travels, over which we have no or limited control. However, such accidents and misconduct, even if not resulting from our or our travel suppliers' negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

18. *We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.*

We do nearly all of our business with a wide variety of travel-related companies based in India, including airlines, large hotel chains and others. We are exposed to risks associated with these Indian businesses which were heightened by the COVID-19 pandemic, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners. For example, the Indian airline industry has experienced significant losses and has undergone bankruptcies, restructurings, consolidations and other similar events. Jet Airways, one of the largest private airlines in India, ceased operations in Fiscal 2020, which has reduced the number of domestic and international flights available to us and negatively impacted our revenue. The bankruptcy and cessation of all operations by Jet Airways has made doubtful the recovery of our receivables from the airline, such as commissions, productivity linked bonus, tax collected at source and refunds for cancelled tickets which amounts to INR 164.49 million on a consolidated basis as on Fiscal 2023, constituting receivables of INR 133.36 million attributable to the Company, and INR 31.13 million attributable to Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited), one of the wholly owned subsidiaries of the Company. The Jet Airways bankruptcy has created, and any future bankruptcies or increased consolidation in the airline industry, could create challenges for our relationships with airlines, including by reducing the profitability of our airline ticketing business. Further, corporate insolvency

resolution process was initiated against Ezeego One Travel and Tours Limited ("Ezeego") under the Insolvency and Bankruptcy Code, 2016 (the "IBC") and Gaurav Ashok Adukia, was appointed as the resolution professional ("Resolution Professional"). During the insolvency process, a demand notice was issued against our Company by the Insolvency Professional on November 30, 2021 demanding payment of an unpaid operational debt amounting to INR 21.50 million. Further, Ezeego One Travel and Tours Limited ("Ezeego") filed a demand notice against TSI on November 30, 2021 demanding payment of an unpaid operational debt of INR 148.69 million under the Insolvency and Bankruptcy Code, 2016. For further details, please see "*Outstanding Litigation and Other Material Development*" on page 529 of the RHP. On May 2, 2023, Go Airlines (India) Limited ("**GO First**"), one of the domestic airlines, filed an application for voluntary insolvency resolution proceedings before the National Company Law Tribunal, or NCLT, in India, citing the supply of faulty aircraft engines and failure of its engine supplier to replace them on time, which resulted in the grounding of half of its fleet and consequent operational and financial issues. On May 10, 2023, the NCLT admitted the application and granted protection to Go First by imposing a moratorium against recovery by lessors, lenders, and other creditors of Go First. In addition, the NCLT has appointed an interim resolution professional (IRP) to operate Go First and to maintain Go First as a going concern. The Company and certain subsidiaries have made the appropriate filing with the IRP in connection with our claims. The Company has also accounted for a reversal of the accrued income of INR 15.10 million for the year ended March 31, 2023, and a provision of advance of INR 24.10 million as on March 31, 2023. We cannot assure you that such matters will be decided in our favour and any adverse outcome in aforesaid matter may have an adverse impact on our business, operation, financials, and cash flows.

19. *We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations, cash flows, and share price, which could cause you to lose some or all of your investment.*

We may be required to take write-down or write-offs of assets, restructure our operations, or incur impairment or other charges that could result in reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions about our Company.

For instance, following are the details on impairment for Fiscals 2023, 2022, and 2021:

(in INR million)

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Impairment of loan to joint venture	1.00	72.70	-
Impairment of goodwill	-	-	450.30
Total	**1.00**	**72.70**	**450.30**

(1) *The Company together with its subsidiaries, based on its assessment of the expected credit loss under Ind AS 109 on loan to joint venture (including interest).*

(2) *The recoverable amount of the CGU as at March 31, 2021 was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five -year period. As a result of this analysis, management has recognised an impairment charge.*

In addition, charges of this nature may cause our Company to violate net worth or other covenants to which we may become subject. Accordingly, our shareholders may suffer a reduction in the value of their securities, upon listing. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under applicable securities laws.

20. *The Indian travel industry is highly competitive, and we may not be able to effectively compete in the future.*

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Cleartrip Private Limited, Easy Trip Planners Limited, Thomas Cook India Limited, FCM Travel Solutions (India) Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Private Limited, and Le Travenues Technology Limited and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across

multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations and cash flows may be adversely affected.

Large, established Internet search engines with a global presence and meta-search companies, who can aggregate travel search results, compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Some meta-search sites, offer the users an ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta-search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we have been, and, in the future, we may be, required to reduce service fees and Adjusted Margin (%) in order to compete effectively and maintain or gain market share.

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, as well as "daily deal" websites, or peer-to-peer inventory sources, such as Airbnb Inc., which provide home and apartment rentals as an alternative to hotel rooms. Recently, the growth of peer-to-peer inventory sources has affected the demand for our services in facilitating reservations at hotels, particularly in overseas markets. We cannot assure that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business, cash flows, and results of operations may be adversely affected.

Set out below are comparison of the Company on operating and financial metrics with Indian peers:

	Gross booking revenue from Air Ticketing			*Gross booking revenue from Hotel and Holiday Packages*			*Revenue from Operations*			*Air ticketing Booked/segment booked^ (in million)*			*Stand-alone Hotel Room Nights^^ Booked (in million)*		
	FY 21	*FY 22*	*FY 23*	*FY 21*	*FY 22*	*FY 23*	*FY 21*	*FY 22*	*FY 23*	*FY 21*	*FY 22*	*FY 23*	*FY 21*	*FY 22*	*FY 23*
Yatra Online Limited	13,002	27,649	56,408	1,704	3,479	8,153	1,254	1,981	3,802	2.6	3.7	5.6	0.5	1.0	1.8
MakeMyTrip Limited	72,827	1,44,644	3,33,200	27,951	59,952	1,25,129	12,135	22,644	47,680	15.0	24.7	43.9	8.5	15.6	26.1
Easy Trip Planners Ltd	21,007	NA	NA	85	NA	NA	1,385	2,354	4,488	4.5	7.1	11.5	0.1	0.1	0.3

^MakeMyTrip Ltd and Easy Trip Planners Ltd report segments instead of trips. We report Air Ticketing based on trips. Segments include break journey and layover. For e.g., One booking trip may have two segments for return trip, four segments for layover return trip both ways, etc.

^^ Easy Trip Planners Ltd: defined as hotel booking transactions done by customers with the company during the fiscal year. We define it as hotel room nights booked on a standalone basis and as a part of a holiday package. MakeMyTrip Ltd defined "hotel-room nights," as the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellation.

Source: CRISIL Report

In addition, many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. Suppliers may offer advantages for customers to book directly, such as member-only fares, bonus miles or loyalty points, which could make their offerings more attractive to customers. Some low-cost airlines distribute their online supply exclusively through their own websites and other airlines have stopped providing inventory to certain online channels and attempt to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third-party distributors. Additionally, airline suppliers are increasingly promoting hotel supply on their websites in connection with airline tickets. If we are unable to compete effectively with supplier-related travel channels or other competitors, our business, cash flows, and results of operations may be adversely affected.

We also face increasing competition from widely used search engines. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Efforts undertaken by search engines in

appealing the customers by various travel products, as well as possible future developments in such offerings in travel sector, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

There can be no assurance that we will be able to compete successfully against any current and future competitors or on emerging platforms or provide differentiated products and services to our customer base. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as meta-search and other search engine technologies, may force us to make changes to our business models, which could affect our financial condition, cash flows, and results of operations. Increased competition has resulted in and may continue to result in reduced margins, as well as loss of customers, transactions and brand recognition.

21. ***Our business depends on our relationships with a broad range of travel suppliers, and any adverse changes in these relationships, or our inability to enter into new relationships, could negatively affect our business, cash flows, and results of operations.***

We rely significantly on our relationships with airlines, hotels, railways, bus lines, activity vendors, GDS service providers and other travel suppliers to enable us to offer our customers comprehensive access to travel services and products. Adverse changes in any of our relationships with travel suppliers, or the inability to enter into new relationships with travel suppliers, could reduce the amount of inventory that we may be able to offer. While there have been no material changes in the Company's relationship with travel suppliers or change in its ability to enter into new relationship with travel suppliers, in last three fiscals, however such instances may happen in the future which may have a material adverse impact our business, financial or operational performance. Our arrangements with travel suppliers are not typically subject to long-term commitments and may not remain in effect on current or similar terms, and the net impact of future pricing options may adversely impact our revenue. Travel suppliers are increasingly focused on driving online demand to their own websites and, while there have been no instances in last three fiscals, travel suppliers if cease to supply us with the same level of access to travel inventory in the future, it may have an adverse impact on our business, and operations.

A significant change in our relationships with our major suppliers for a sustained period of time, including an inability by any travel supplier to fulfil their payment obligation to us in a timely manner or a supplier's complete withdrawal of inventory, could have a material adverse effect on our business, financial condition, cash flows, or results of operations. Furthermore, no assurance can be given that our travel suppliers will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Adjusted Margins (%) or may require us to initiate legal or arbitration proceedings to enforce their contractual payment obligations, which may adversely affect our business, cash flows, and results of operations. While there have been no such material instances in the past, however such instances may happen in the future which may have a material adverse impact on our business, financial or operational performance.

22. ***Air India had moved to a single GDS service provider platform for its domestic inventory; There can be no assurance that other airline suppliers will not institute similar measures.***

Air India had discontinued providing domestic reservation inventory to multiple GDS platforms, in November 2018. Subsequent to adoption of such measures by Air India, it used one GDS provider for its entire domestic inventory and two GDS providers for its international inventory. As a result of these changes, which we refer to as Reservation Content Movement, our access to ticket inventory through the GDS providers we use and the incentives we receive from such GDS providers for Air India ticketing have decreased. Pursuant to aforesaid discontinuation in November 2018, fees provided by GDS service provider for Air India was reduced by 77% in Fiscal 2020 as compared to fees provided by GDS service provider in Fiscal 2019 (financial year during which provisioning of domestic reservation inventory to multiple GDS platforms was discontinued by Air India).

We cannot assure you that Air India will engage multiple GDS platforms in future for its domestic and international inventory of air tickets. Further, there can be no assurance that other major partners will not institute such cost-savings measures, or other measures that would further reduce the ticket inventory available to us. Any such measures by major partners could adversely affect our business, cash flows, and

results of operations."

23. ***The commission and other fees we receive from airline suppliers (including our GDS service providers) for the sale of air tickets may be reduced or eliminated, and this could adversely affect our business and results of operations.***

In our Air Ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service providers. Set out below are revenue earned and Adjusted Margin from Air Ticketing business, for the years indicate below:

(In INR million, except percentages)

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Revenue from operations	3,801.60	1,980.66	1,254.49
Revenue from operations from Air Ticketing	1,779.98	1,150.47	893.10
Gross Bookings from Air Ticketing	56,408.35	27,648.84	13,001.78
Adjusted Margin (1) (Air Ticketing)	4,335.30	2,211.07	1,487.50
Adjusted Margin (%) (2) (Air Ticketing)	7.69%	8.00%	11.44%

(1) *Adjusted Margin represents revenue from operations excluding other operating income after deducting service cost and adding back expenses related to customer inducement and acquisition costs that have been reduced from revenue from operations. Promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred are recorded as reduction from revenue from operations basis in compliance with the accounting standards as per Ind AS. In order to reflect the value of revenue earned, the customer acquisition and inducement cost is added back to determine Adjusted Margin.*

(2) *Adjusted Margin % represents the net margin ratio of the particular product that is Air Ticketing, Hotels and Packages and Other Services and is defined as Adjusted Margin as a percentage of Gross Bookings.*

Even though, we have been constantly engaging with our GDS partners to realign the thresholds based on industry volumes, we have experienced a reduction in the commissions and incentive payments we receive from our airline suppliers and the fees we are able to generate through our GDS service providers, resulting in decrease in Adjusted Margin %. The fees we are able to generate from our GDS service providers have been reduced due to Reservation Content Movement. Pursuant to discontinuation of provisioning of domestic reservation inventory to multiple GDS platforms by Air India in November 2018, fees provided by GDS service provider for Air India was reduced by 77% in Fiscal 2020 as compared to fees provided by GDS service provider in Fiscal 2019 (financial year during which provisioning of domestic reservation inventory to multiple GDS platforms was discontinued by Air India). In the event other airlines also institute such cost-savings measures as adopted by Air India, or other measures that would reduce the ticket inventory available to us, our ability to generate revenues from our GDS service providers may be adversely impacted, which as on the date of this Red Herring Prospectus is not determinable. To the extent that, in the future, the commissions or incentive payments our airline suppliers pay to us or the fees we generate through our GDS service providers are further reduced or eliminated, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

24. ***Non-receipt of information or confirmations or undertakings pertaining to Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities"), deemed to be Group Companies of our Company under SEBI ICDR Regulations.***

The Network18 Media & Investments Limited, along with its affiliates (*a subsidiary of Reliance Industries Limited, as per its annual reports for the years 2015-2020*), was holding more than 5% of the outstanding share capital of Yatra Online, Inc. (*the holding company of the Promoters of the Company*) for the Fiscals 2015-2020 and for part of the Fiscal 2020-21. Accordingly, the Company had, basis their internal assessment and analysis of the prevalent accounting standards, identified each of the Reliance Retail Limited, Reliance Industries Limited and Reliance Jio Infocomm Limited (collectively the "**Reliance Entities**") as their 'related party'. Since, Reliance Entities had related party transactions with our Company during Fiscal 2021 (such period being covered in the Restated Consolidated Financial Statements), accordingly, they are also deemed to be our Group Companies in terms of the SEBI ICDR Regulations. Our Company had sought and requested the Reliance Entities to provide the confirmations and undertakings in respect of themselves as the Group Companies of our Company, in terms of the SEBI ICDR Regulations. However, the Reliance Entities have not recognised themselves as Group Companies of our Company and accordingly have not provided any confirmations and undertakings that are to be

included for a Group Company. Further, there are no related party transactions between our Company and any of the Reliance Entities, either during Fiscals 2022 and 2023 (such period being covered in the Restated Consolidated Financial Statements) or anytime thereafter.

Our Company had filed an exemption application ("Exemption Application") dated March 24, 2022 under Regulation 300(1)(c) of the SEBI ICDR Regulations seeking an exemption from considering and disclosing Reliance Entities as a Group Company in accordance with the SEBI ICDR Regulations, which was subsequently withdrawn by our Company vide our letter dated August 11, 2022, in consultation with the Book Running Lead Managers.

Our Company has co-ordinated with Reliance Entities to obtain the information and confirmations from Reliance Entities as required for disclosure of group companies in accordance with the SEBI ICDR Regulations, however, on account of Reliance Entities not considering themselves as the Group Companies of the Company and non-receipt of confirmations and undertakings required for disclosures pertaining to group companies from Reliance Entities, and subsequent withdrawal of Exemption Application, our Company is unable to include all relevant and/or complete disclosures pertaining to Reliance Entities. However, in order to comply with the requirements under the SEBI ICDR Regulations, our Company has disclosed the names of Reliance Entities as Group Companies and has included certain confirmations and undertakings pertaining to Reliance Entities, only to the extent such confirmation is available and accessible to our Company. In relation to the information, confirmations, and undertakings that we have not received from the Reliance Entities and in relation to which Company has no information, we request you to refer to the relevant publicly available information, including financial information, details of registered office, annual reports, statutory filings made with regulatory authorities etc. published on the websites of such entities, if any, such as the Ministry of Corporate Affairs, Government of India, and the stock exchanges where Reliance Industries Limited is listed. However, the Company cannot confirm the adequacy of the above-mentioned information published on the websites of government bodies / authorities or outcome of such disclosures made by respective entities. Accordingly, we cannot assure that all factual confirmations required to be made in relation to the Group Companies are complete in relation to the Reliance Entities and that all relevant and/or complete disclosures pertaining to Reliance Entities, as Group Companies of our Company are included

25. ***We rely on third-party systems and service providers, and any disruption or adverse change in their business may have a material adverse effect on our business.***

We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators, systems used by Indian Railways, and systems used by bus and car operators and aggregators, as well as other technologies used by payment gateway providers. In particular, we rely on third parties to:

- assist in conducting searches for airfares and process air ticket bookings;
- process hotel reservations;
- process credit card, debit card, net banking, Unified Payment Interfaces and e-wallet payments;
- provide computer infrastructure critical to our business; and
- provide customer relationship management, or CRM, software services.

These third parties are subject to general business risks, including system downtime, cybersecurity breaches, fraudulent access, natural disasters, the outbreak or escalation of hostilities, human error and other causes that may lead to unexpected business interruptions. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. While there have been no such instances of material interruptions in third party services availed by the Company for its business and operations or material deterioration in performance of services provided by such service providers and software companies resulting in impairment in quality of our services in last three Fiscals, however such instances may happen in the future which may have a material adverse impact on our business, financial or operational performance. For example, technical glitches in third-party systems may result in the information provided by us to our customers, such as the availability of hotel rooms on a central reservations system of a hotel supplier, to not be accurate, and we may incur monetary and/or reputational loss as a result. Furthermore, if our arrangements with any of these third parties are suspended, terminated or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on commercially reasonable terms, or at all.

Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers, including our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

26. ***A significant portion of our gross bookings are attributable to certain large customers and the loss of one or more such customers or a reduction in their demand for our products could adversely affect our business, results of operations, financial condition, and cash flows.***

We have in the past derived, and we believe that we will continue to derive, a significant portion of our gross bookings from certain large customers. For fiscals ended March 31, 2023, March 31, 2022, March 31, 2021, gross booking from our top 5 customers contributed 9.12%, 5.71% and 3.38% of the total gross bookings, respectively. Further, purchases made from top five suppliers for fiscals ended March 31, 2023, March 31, 2022, and March 31, 2021, contributed 51.02%, 51.87% and 75.25% of the total gross bookings. Any downsizing by customers may have an adverse impact of our business, operations, and revenue. Further, we rely significantly on our relationships with airlines, hotels, railways, bus lines, activity vendors, GDS service providers and other travel suppliers to enable us to offer our customers comprehensive access to travel services and products. Adverse changes in any of our relationships with travel suppliers including top suppliers, could reduce the amount of inventory that we may be able to offer. Further, there are a number of factors outside our control that might result in the loss of a customer or supplier and its impact on travel industry, financial difficulties for a client; risks associated with their internal management, financial condition, and creditworthiness, change in strategic priorities. The loss of any one or more of large clients or negative effect on our relationship with suppliers may have an adverse effect on our business, profits and results of operations.

27. ***We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.***

Our business is significantly affected by the overall size of our customer base, which is determined by our ability to provide quality customer service. We provide customer support at all stages of our customers' trips, through call centres, e-mail and web-based support. As of Fiscal 2023, 2022 and 2021, we had employed 118, 80 and 68 customer service representatives, respectively, in our call centers and in addition we also had 61, 40 and 48 customer service representatives, respectively, who provide customer support services through our outsourced call centre partner. If we fail to provide quality customer service, our customers may be less inclined to book travel products and services with us or recommend us to new customers and may channel their bookings through our competitors. Our ability to ensure satisfactory customer experience for a large part depends on our travel suppliers' ability to provide high-quality travel products and services. If these service providers experience difficulty in meeting our requirements for quality and customer service standards including any operational or system interruptions, our reputation could suffer, and our business could be adversely affected. As we increase the number of third-party services available through our platform, we may not be able to adequately monitor or assure the quality of these services, and an increase in customer dissatisfaction may adversely impact our business. In the event one or more of our contracts with such service providers is terminated on short notice, we may be unable to find alternative service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our service providers could cause a decline in the quality of our services.

In 2015, we launched a marketplace platform, on our website www.yatra.com, that enables us to sell our own inventory and the inventory of third-party vendors to provide travellers a wider selection of products and services on a single platform. This platform allows third-party suppliers or travel services to manage and sell products and services on yatra.com directly to consumers. Commission earned by the Company from the inventory sold by third party vendors on its marketplace platform available on www.yatra.com for Fiscals 2023, 2022 and 2021 were INR 7.51 million, INR 5.71 million and INR 1.80 million. .We may not be able to adequately monitor these third-party vendors to ensure that they provide high-quality travel products and services to our customers on a consistent basis. Certain travel service providers may lack adequate quality control for their travel products and customer service. Similarly, we cannot ensure that

every travel service provider has obtained, and duly maintained, all of the licenses and permits required for it to provide travel products to consumers.

In addition, we receive significant media coverage in India and other geographic markets. Our business can also be adversely affected by customer complaints relating to the non-performance or sub- standard performance of our services, our operations, and quality of products. In the past, we have been subject to customer complaints and litigation due to our travel suppliers' failure to provide satisfactory travel products or services. Customer complaints also typically relate to the miscommunication or misunderstanding on tour arrangements, rescheduling and processing refunds, inaccurate descriptions of hotel rooms and quality of amenities available, as well as matters which do not involve any default or deficiency on our part. Our Company has been involved in certain consumer complaints including the complaints wherein consumers have sought damages from the Company on account of deficiency in services provided by the Company, which are pending before various forums. If our customers are dissatisfied with the travel products and services provided, they may channel their bookings through our competitors and may even demand refunds from us for poor service quality. Failure to maintain the quality of customer services, monitoring our travel suppliers or satisfactorily resolving customer complaints, could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition, cash flows and results of operations. Further, negative customer feedbacks, complaints or claims against us in consumer forums or otherwise, can result in diversion of management attention and other resources, which may adversely affect our business operations

28. ***The termination of the merger with Ebix Inc. and related legal proceedings, may materially and adversely affect our results of operations.***

On July 16, 2019, Yatra Online, Inc., had entered into a merger agreement (the "**Merger Agreement**") with Ebix Inc., a Delaware corporation ("**Ebix**"), and EbixCash Travels Inc., a Cayman Islands exempted company limited by shares and a direct, wholly owned subsidiary of Ebix ("**Merger Subsidiary**"). Pursuant to the Merger Agreement, Merger Subsidiary was to be merged with and into YOI, the separate existence of Merger Subsidiary was to cease and YOI was to continue as the surviving company and as a direct, wholly owned subsidiary of Ebix. The Merger Agreement contained certain termination rights for Ebix and YOI, including, among others, the right of either party to terminate the Merger Agreement if the Merger has not been consummated on or prior to the agreed date, which was set to occur on April 12, 2020, under the Merger Agreement. On April 12, 2020, Yatra Online, Inc. entered into an agreement with Ebix extending the outside date of the Merger Agreement to April 27, 2020. Further, pursuant to the extension agreements, entered amongst the parties from time to time (collectively the "**Extension Agreement**"), the outside date for consummation of the Merger Agreement was extended to June 4, 2020.

On June 5, 2020, Yatra Online, Inc. delivered to Ebix Inc. ("**Ebix**") the notice of termination of the merger agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix's breaches of the merger agreement and an ancillary extension agreement. In addition, Yatra Online, Inc. also sued Ebix for fraud and sued Ebix's consortium of lenders for tortious interference with contractual relations. On August 30, 2021, the court granted Ebix motions to dismiss and dismissed the complaint in its entirety. On September 17, 2021, Yatra Online, Inc. filed a notice of appeal of the Dismissal to the Supreme Court of the State of Delaware. The Supreme Court affirmed the final judgement of the Court of Chancery.

Litigation and related matters are costly and may divert the attention of management and other employee resources that would otherwise be engaged in other activities, which could adversely impact business of Yatra Online, Inc. and may also have an adverse impact on business and operations of the Company. If any claims are brought against Yatra Online, Inc. and result in a finding of legal liability, business, results of operations, liquidity, cash flows, and financial condition of Yatra Online, Inc. and our Company could be adversely affected.

29. ***Any failure to maintain the quality of our brand and reputation could have a material adverse effect on our business.***

We have invested considerable time and resources in developing and promoting our "Yatra" brand. The spends made for marketing and sales promotion expenses for Fiscals 2023, 2022, and 2021 are INR 336.39 million, INR 124.14 million and INR 79.60 million. We expect to continue to spend on maintaining the

high quality of our brand in order to compete against a large and growing number of competitors. We also believe that the strength of our brand is one of our key assets that will allow us to expand into new geographies, such as "Tier 2" and "Tier 3" cities in India, where our brand is not as well known. These efforts may not be successful and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands or generate demand in a cost-effective manner, it could have a material adverse effect on our business and financial performance.

30. ***Intellectual property rights are important to our business, and we cannot be sure that our intellectual property is protected from copying or use by others, and we may be subject to third-party claims for intellectual property rights infringement.***

Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logos, brand name, websites' domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks and initiated legal proceedings in the appropriate courts of law for enforcing and protecting our intellectual property rights. For instance, a criminal complaint has been filed by the Company for unauthorised use of Company's domain name and trademark by Yatraways. For details, see "*Outstanding Litigation and Other Material Developments*" chapter on pages 527 of the Red Herring Prospectus. Even with all of these precautions, there can be no assurance that our intellectual property will be protected. It is possible for someone else to copy or otherwise obtain and use our content, techniques and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name.

Our efforts to protect our intellectual property may not be adequate. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the global nature of the Internet makes it difficult to control the ultimate destination of our services. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly.

We could be subject to intellectual property infringement claims as the number of our competitors grow and the content and functionality of our websites or other service offerings overlap with competitive offerings. As competition in our industry increases and the functionality of technology offerings further overlaps, such claims and counterclaims could increase. There can be no assurance that we have not or will not inadvertently infringe on the intellectual property rights of third parties. Our defense against these claims, even if not meritorious, could be expensive and divert management's attention from operating our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award as damage and forced to develop non-infringing technology, obtain a license or cease using the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms or at all.

31. ***Our success depends on maintaining the integrity of our systems and infrastructure, and adapting to technological developments, which may suffer from failures, capacity constraints, business interruptions and forces beyond our control.***

We rely significantly on the capacity, reliability and security of our computer systems, technology and service providers that generates, facilitates, and processes transactions, including GDSs, APIs, channel managers and reservation systems used by certain airlines, hotels, Indian Railway Catering and Tourism Corporation ("**IRCTC**") and taxi and bus operators, as well as cloud computing and payment processing software services. However, while we believe that our systems and infrastructure are reliable, there can be no guarantee that we may be able to maintain and improve the efficiency, reliability, and integrity of our systems as our operations grow in cases of technical failure, unauthorized tampering or corruption

of data. While there have been no such material instances in the past, however such instances may happen in the future which may have a material adverse impact on our business, financial or operational performance. Unexpected increases in the volume of our business could exceed system capacity, resulting in service interruptions, outages and delays that may make some or all of our services unavailable. Such constraints can also lead to the deterioration in the quality of our services or impair our ability to process transactions. System interruptions could impair our ability to process transactions and may prevent us from efficiently providing services to our customers, travel suppliers or other third parties, which could cause damage to our reputation and adversely affect our business, cash flows, and results of operations. In addition, we may be subject to liability as a result of any theft or misuse of personal information stored on our systems or any problems arisen due to incorrect scheduling of a customer's travel booking. Further, any technical failure of our suppliers' systems or use of their information technology systems for our business or interruptions in their services due to any reason may hamper our business and would adversely affect us.

32. ***Our success and future growth depend significantly on our successful marketing efforts, and if such efforts are not successful, our business and financial results may be adversely impacted.***

We have invested in developing and promoting our brand since our inception, using a combination of online, offline, cross-marketing, social media, and other marketing initiatives. For further information, see "*Our Business – Marketing and Brand Awareness*" on page 353. We intend to continue to dedicate significant resources to marketing efforts, including for our website and mobile application, particularly as we continue to grow and expand into new markets in India and outside India to complement our existing operations. However, brand promotion may not necessarily result in incremental revenue and even if they do, any incremental revenue may not necessarily offset the expenses we incurred in building our brand. Further, we are relatively new in the hotels and holiday packages and rail tickets category and therefore, may not enjoy the same brand recognition as in our other businesses. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. If any of our marketing channels become less effective, or if we are unable to continue to use any of our marketing channels due to increase in costs, or if we are not successful in deploying new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers. While there have been no such material instances in the past, however such instances may happen in the future which may have a material adverse impact on our business, financial or operational performance. Further, if the brands that we have engaged in the past and intend to engage with in the future, refuse to engage with us, or if we are unable to recover our marketing costs through increase in users for our mobile application or traffic to our websites, or if we discontinue our marketing campaigns, it could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

33. ***Our insurance coverage could prove inadequate to satisfy potential claims or protect us from potential operational hazards and losses which may have a material adverse effect on our financial condition, results of operations and cash flows.***

Travel and tourism services involve many risks that may adversely affect our operations, and the availability of insurance is therefore fundamental to our operations. While we have obtained insurance policies covering risks including office infrastructure, fire and allied perils (building and contents), commercial general liability policy, professional liability covers *etc.*, our Company does not maintain any product liability insurance policy. Also, see "*Our Business – Insurance*" on page 357. Further, there can be no assurance that our current insurance policies will insure us fully against all risks and losses that may arise in the future. Further, there can be no assurance that any claim under the insurance policies maintained by us will be honoured fully, in part or on time. In cases where certain loss or damages are not covered under our insurance policies, or even if such losses are insured, we are required to pay a significant deductible on any claim for recovery of such a loss, or the amount of the loss may exceed our coverage for the loss or the premium charged is significantly increased, our results of operations and cash flows could be adversely affected. In addition, our insurance policies are subject to annual review, and we cannot assure you that we will be able to renew these policies on similar or otherwise acceptable terms, or at all. While there have been no such instances in the past wherein our Company has failed to renew the liability policies, however if such instances were to occur in the future, our Company may bear any uninsured losses resulting into an adverse impact our business, financial or operational performance. If we were to incur a serious uninsured loss or a loss that significantly exceeds the limits of our insurance policies, it could have a material adverse effect on our financial condition, results of operations and cash flows.

34. ***We may not be successful in implementing our growth strategies, which could adversely affect our business operations, financial condition and cash flows.***

Our growth strategy involves capitalizing on the growth in the travel industry, expanding our hotels and holiday packages business and railway ticketing operations, focusing on Tier 2 and Tier 3 cities and strengthening presence among corporates, investing in technology and enhancing cross-selling opportunities and promoting our brand. Our success in implementing our growth strategies is affectedby:

- our ability to increase the number of suppliers, particularly our hotel suppliers, that are directly connected to us;
- our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of ourbusiness;
- our ability to build or acquire the required technology;
- our ability to expand our online features and services;
- our ability to enter into new associated business;
- the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;
- our ability to compete effectively with existing and new entrants to the Indian travel industry, including both online travel companies as well as traditional travel agents and tourproviders;
- the growth of the internet as a medium for commerce in India, particularly in Tier II and Tier III cities; and
- changes in our regulatory environment.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategies. Further, pursuing these strategies may place significant demands on our management as well as our financial resources and accounting and operating systems. We are subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. If we are not able to anticipate, identify, develop and market products in line with technological advancements that respond to changes in customer preferences, demand for our services could decline and our operating results could be adversely affected.

While we have successfully executed our business strategies in the past, we cannot assure you that we will be able to execute our strategies in future, on time and within the estimated budget. While there have been no such material instances in the past, however such instances may happen in the future wherein Company may fail to implement the growth strategies and such an event may adversely affect Company's business, operations, financial condition and cash flows. Further, as we expand our operations, we may be unable to manage our business efficiently, which could result in delays, increased costs and affect the quality of our services, and may adversely affect our reputation. Our anticipated future operations may place a significant strain on our management, systems and resources. In addition to training and managing our workforce, we may need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. For further information, see "- *Inability to maintain adequate internal controls may affect our ability to effectively manage our operations, resulting in errors or information lapses*" on page 63. Our failure to manage our growth could therefore have an adverse effect on our business, financial condition and cash flows.

35. ***The expansion of our business to new geographic markets may expose us to additional risks.***

Our comprehensive travel-related offerings are primarily customized to the Indian travel market. We have recently incorporated Yatra Middle East L.L.C-FZ, subsidiary of our Company, on February 9, 2023, in line with our strategy to expand our Company's business into new geographic markets outside India, which is yet to commence its operations. Yatra Middle East L.L.C-FZ will be engaged in principal activity of, *inter-alia* computer programming, consultancy and related activities, forwarding of freight, arranging and assembling tours that are sold through travel agencies or directly by tour operators etc..

However, we cannot assure you that we will be able to grow our business into new geographic markets outside India. Inability to access infrastructure, certain logistical challenges in these regions and our relative inexperience with certain newer markets, may prevent us from expanding our presence in regions

outside India. Adapting our practices and models effectively to the supplier and customer preferences in new markets could be difficult and costly and could divert management and personnel resources. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in new markets. Further, we may be unable to compete effectively with the services of our competitors who are already established in such regions. Our expansion plans may also result in increased advertising and marketing expenditure and challenges caused by distance, language and cultural differences. Further, the demand for our services may not grow as anticipated in certain newer markets if we are unable to grow our business in such markets. Expansion of our business to new geographies may result in exposure to additional risks associated with such new geographies, and while there have been no such instances in the past of expansion of Company's business into new geographic markets outside India, we cannot assure you that we will be able to successfully grow our business in new markets in India, which may adversely affect our business prospects, results of operations, financial condition and cash flows.

In addition, we may expose ourselves to new risks that may not exist in our Indian operations, including:

- differences and unexpected changes in regulatory requirements and exposure to local economic conditions;
- differences in consumer preferences in such markets;
- increased risk to and limits on our ability to enforce our intellectual property rights;
- competition from providers of travel services in such foreign countries;
- restrictions on the repatriation of earnings from such foreign countries, including withholding taxes imposed by certain foreign jurisdictions; and
- currency exchange rate fluctuations.

If we choose to enter new markets and are not able to effectively mitigate or eliminate these risks, our results of operations could be adversely affected.

36. *Industry information included in this Red Herring Prospectus has been derived from an industry report commissioned by us for such purpose. There can be no assurance that such third-party statistical, financial and other industry information is either complete or accurate.*

We have availed the services of an independent third-party research agency, CRISIL Limited, to prepare an industry report titled "*Assessment of the travel industry in India*", for purposes of inclusion of such information in this Red Herring Prospectus. This report is subject to various limitations and based upon certain assumptions that are subjective in nature. This report is subject to various limitations and based upon certain assumptions that are subjective in nature. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the statistics herein may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon. Further, there is no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere. Statements from third parties that involve estimates are subject to change, and actual amounts may differ materially from those included in this Red Herring Prospectus

37. *Our Company may have experienced delays in certain corporate filings in the past.*

We may have experienced delays in submission of certain corporate filings or secretarial forms with relevant Registrar of Companies in the past three years. While all such secretarial forms were duly submitted with Registrar of Companies along with late submission fees in compliance with applicable laws and there have not been any non-compliance or regulatory action taken or penalties imposed by any statutory or regulatory authority in relation to late submissions of such secretarial forms, we cannot assure you that there will be no such delays in future with respect to submission of any corporate filings or there will be no legal proceedings or regulatory action initiated against our Company by any regulatory authority in relation to the delays in such form filings. In the event any regulatory action is initiated, or penalties are levied by any regulatory authorities against our Company with respect to any delay in corporate or secretarial filings in future, it may have a material adverse effect on our financial condition or reputation.

We hereby submit that there have not been any regulatory actions and penalties imposed in the past five years for any past non-compliances by the Company, which can result in an adverse impact on business, operations or financial condition of the Company. Further, we hereby submit that all outstanding actions initiated by regulatory or statutory authorities have been disclosed in "*Outstanding Litigation and Other*

Material Developments" section of the RHP on page 525 in terms of SEBI ICDR Regulations and Materiality Policy.

38. *We rely on third party service providers for our operational services and our business may be adversely affected if they fail to meet our requirements or face operational disruptions.*

We currently rely on a variety of third-party service providers for certain operational services relating to our business, including third-party computer systems, software and service providers, such as payment processors and gateways, cloud computing service providers as well as our distribution partners. In particular, we rely on third parties to assist in conducting searches and processing bookings for our travel products and services, process payments, provide computer infrastructure critical to our business, and provide customer relationship management, or CRM services.

These third parties are subject to general business risks, including system downtime, hacker attack, fraudulent and unauthorized access, natural disasters, human error or other causes leading to unexpected business interruptions. While there have been no such material instances in the past, however such instances may happen in the future which may have a material adverse impact on our financial and operational performance. If they fail to perform adequately, experience difficulty meeting our requirements for quality and customer service standards or fail to comply with applicable laws, rules and regulations in India, and we are unable to locate alternate third-party service providers as required, our brand and reputation could also suffer, we may be exposed to liability on their account, and our business, financial condition, cash flows and results of operations may be adversely affected. For example, technical glitches in third party systems may cause us to display inaccurate information, such as the availability of hotel rooms on a central reservations system of a completely booked hotel or inaccurate price of an air ticket, and as a result we may incur monetary and/ or reputational damages.

Further, majority of our contracts with service providers are short-term or have short notice periods. In the event one or more of our contracts with our service providers is terminated on short notice, we may be unable to find alternative service providers on such short notice on commercially reasonable terms, terms favorable to us, or at all. As a result, terminating any of our contracts with our service providers could disrupt our operations and adversely affect our business, results of operations, cash flows and financial condition. In addition, failure by counterparties to fulfil their obligations under the respective contracts, including failure to make timely payments as a result of industry driven downturns or otherwise, may also have an adverse effect on our cash flows and results of operations.

39. *We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.*

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain, and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management's attention and other factors. In addition, it is possible that an unfavorable outcome of one or more legal or administrative proceedings, whether in India or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation. In addition, our online platform contains information about our travel products and services, vacation destinations and other travel-related topics. It is possible that if any content accessible on our online platform contains errors or false or misleading information, our customers may take actions against us.

40. *We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.*

We believe that certain metrics are key to our business, including travel expenditures, customers, repeat customers, total transaction volume, gross bookings, customer traffic, monthly visitors, app downloads, number of travel agents and bookings. As the industry in which we operate continues to evolve, the metrics by which we evaluate our business may change over time. While these numbers are based on what we believe to be reasonable estimates, our internal tools have a number of limitations and our methodologies

for tracking these metrics may change over time. For example, a single person may have multiple accounts or browse the Internet on multiple browsers or devices, some users may restrict our ability to accurately identify them across visits, some mobile applications automatically contact our servers for regular updates with no user action, and we are not always able to capture user information on all of our platforms. As such, the calculations of our traffic and monthly visitors may not accurately reflect the number of people actually visiting our platforms. Also, if the internal tools we use to track these metrics under-count or over-count performance or contain algorithmic or other technical errors, the data and/or reports we generate may not be accurate. In addition, historically, certain metrics were calculated by independent third parties. We calculate metrics using internal tools, which are not independently verified by a third party. In addition, we continue to improve upon our tools and methodologies to capture data and believe that our current metrics are more accurate; however, the improvement of these tools and methodologies could cause inconsistencies between current data and previously reported data, which could confuse investors or lead to questions about the integrity of the data. While there have been no such material instances in the past, however such instances may happen in the future which may have a material adverse impact on our business, financial or operational performance, and reputation.

41. ***The roll-out of new features, improvements and strategies may not meet our expectations.***

We are regularly working to improve our websites and mobile applications and roll-out new features to improve our user experience, attract new users, expand our market reach and develop new sources of revenue. Our Company incurs expenditure in the nature of (i) expense on information technology and communication which includes annual maintenance charges, infrastructure charges, expense on account of usage of technology tools, and communication, and (ii) technology development cost which constitutes cost of engineers, software developers, and product development. Expenses incurred on information technology and communication, by the Company were INR 164.50 million, INR 134.49 million, and INR 117.90 million for Fiscals 2023, 2022 and 2021, respectively and constituted 4.14%, 6.15% and 8.21% of total income of Company for such years, respectively. Further, the technology development cost was INR 154.34 million, INR 136.90 million, and INR 133.99 million during Fiscals 2023, 2022 and 2021, respectively and constituted 3.88%, 6.26% and 9.33% of total income of the Company for such periods, respectively. However, there is no guarantee that any new features or initiatives we develop will ultimately be successful and, if they are not, our business, cash flows, and results of operations may be materially adversely affected. Even if we are able to successfully adopt new features, improvements or strategies, the impact of such initiatives may take longer to develop than we expect or not develop at all. While there have been no past instances of failure of new features or initiatives which had an impact on Company's cash flows, or operations, however such instances may happen in the future which may have a material adverse impact on our business, financial or operational performance, cash flows and reputation. We may devote significant financial resources and management time and attention to any new features, initiatives or business services we develop, but fail to achieve expected results from such new features, initiatives or services. If such new features, initiatives or services are not well accepted, the reputation of our existing website, applications, features and services and our overall brand and reputation may be harmed. As a result, our overall business, cash flows, and results of operations may be materially and adversely affected.

42. ***Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations or cause us to curtail or cease our operations.***

We believe that our existing cash and cash equivalents will be sufficient to fund our operations, but our expenses may be greater than forecasted and we may need to raise additional funds to continue our operations. For details in relation to our cash flows, please see "*Management's discussion and analysis of financial condition and results of operations- Cash Flows*" on page 495. We nevertheless might be unable to obtain additional debt or equity financing on favorable terms, or at all. If we were able to raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the value of our securities could decline. If we were to engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the availability of funds depends in significant measure on capital markets and liquidity factors over which we exert no control. In light of periodic uncertainty in the capital and credit markets, we can provide no assurance that sufficient financing will be available on desirable terms or at all to fund investments, acquisitions, share repurchases, dividends, debt refinancing or other corporate needs, or that our counterparties in any such financings would honour their contractual commitments. If we need additional capital and cannot raise it

on acceptable terms, or at all, we may not be able to execute on our growth strategy, which could reduce our ability to compete successfully and harm our business or we may have to curtail or cease our operations.

43. ***Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish substantial rights.***

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our Equity Shares. Our Articles of Association provide that any loss of control event by THCL Travel Holding Cyprus Limited. and Asia Consolidated DMC Pte. Ltd. in the Company and/or any loss of control event by Yatra Online, Inc. over THCL Travel Holding Cyprus Limited. and Asia Consolidated DMC Pte. Ltd. would require the approval of both the board of directors of the Company and the shareholders of the Company, in addition to any other required approvals at the intermediary levels. This requirement could delay or limit our ability to raise capital in the future. A loss of control event may result in deconsolidation, which may in turn result in the shares of Yatra Online, Inc. becoming ineligible to continue to be listed on the Nasdaq. Any delisting of Ordinary Shares of Yatra Online, Inc. could negatively impact price of the Equity Shares price in India. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends, and may be secured by all or a portion of our assets. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs and such efforts may divert our management from their day-to-day activities, which may compromise our ability to develop and market our products. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

44. ***Any inability or failure to adapt to technological developments, the evolving competitive landscape or industry trends could harm our business and competitiveness.***

We depend upon the use of sophisticated information technology and systems. Our competitiveness and future results depend on our ability to maintain and make timely and cost-effective enhancements, upgrades and additions to our products, services, technologies, and systems in response to new technological developments, industry standards and trends and customer demands. Adapting to new technological and marketplace developments may require substantial expenditures, lead time and management time and attention and we cannot guarantee that projected benefits will actually materialize. We may experience difficulties that could delay or prevent the successful development, marketing and implementation of enhancements, upgrades and additions. Moreover, we may fail to maintain, upgrade or introduce new features, products, services, technologies and systems as quickly as our competitors or in a cost-effective manner. In addition, the travel industry is marked by continuous innovation and the development of new features, products, services and technologies. As a result, in order to maintain its competitiveness, we must continue to invest significant resources to continually improve the speed, accuracy and comprehensiveness of our travel offerings. Changes to our technology platforms or increases in our investments in technology could adversely affect our results of operations. If we face material delays in adapting to technological developments, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our business and results of operations.

45. ***We may be exposed to risks relating to processing, storage, use and disclosure of customer data of our customers or visitors to our website and mobile application.***

As part of our operations, we are required to process customer transactions, which involve receipt and storage of a large volume of customer information which is vulnerable to security threats. Our operations routinely involve receiving, storing, processing, and transmitting of sensitive information pertaining to our business, customers, travel agents, suppliers, employees and other sensitive matters. Security threats, such as security breaches, computer malware, viruses and other 'cyber attacks' which are increasing in both frequency and sophistication, could result in unauthorized disclosures of information or create

financial liability on us and may subject us to legal or regulatory sanctions, besides damaging our reputation in the market. While there have been no such material instances of security threats in the past, including any security breaches, computer malware, viruses and other "cyberattacks" leading to financial liability on the Company or legal, regulatory sanctions, or causing reputational damage to the Company, however such instances may happen in the future which may have a material adverse impact on our financial, or operational performance or reputation of the Company.

Further, such information is subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted, in or from, the relevant jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In the month of August 2022, The Ministry of Electronics and Information Technology (Government of India) had withdrawn Personal Data Protection Bill, 2019. Further, the Digital Personal Data Protection Act, 2023 has been notified on August 11, 2023 ("DPA"). The DPA lays down framework for processing of digital personal data within India where such data is: (i) collected online, or (ii) collected offline and is digitised. It will also apply to the processing of personal data outside India, if it is for offering goods or services in India. DPA, inter-alia, provides for grounds for processing of personal data, requirement for obtaining consent from relevant data principal, provisions for protection of personal data in possession or control of data fiduciaries, obligation of data fiduciaries in relation to dealing with personal data. Complying with the DPA, other laws, regulations, or other obligations relating to privacy, data protection, data localization or security requirements may cause us to incur substantial operational costs or require us to modify our data handling practices. Non-compliance could result in proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely impact our business, financial condition, and operating results.

46. ***We and other OTAs are required to collect tax from airlines and deposit such tax with the Government of India. We may not be able to recover such tax from airlines on behalf of whom we deposit such tax.***

As per the notification No 52/2018- Central Tax and Notification No 02/2018-Integrated Tax dated September 20, 2018, ("CBIC") had notified provisions with regards to tax collection at source (TCS) which is required to be collected by every e-commerce operator for intra-state and inter-state taxable supplies made by third party suppliers on its platform respectively. By virtue of these notifications issued by CBIC, we, as an e-commerce operator, are required to collect tax collection at source (TCS) of an amount equivalent to 0.5% (each under CGST and SGST) and 1% (under IGST) of the net value of intra-state and inter-state taxable supplies respectively made through our platform by such third-party suppliers where the consideration with respect to such supplies is collected by us. This goods and service tax/ service tax payable includes tax collection at source (TCS) payable on behalf of the airlines. We regularly deposit TCS with government of India, as per statutory timelines, on behalf of airlines, and thereafter collect the same from respective airlines. As on March 31, 2023, TCS amount recoverable from airlines, which has been paid by the Company to regulatory authorities amounts to INR 59 million. However, there can be no assurance that we will be able to successfully recover such TCS amounts paid on behalf of airlines from them. In particular, if any airline challenges the amount recoverable or is otherwise unable to clear such dues to us on account of initiation of bankruptcy proceedings against such airlines or for any other reason, we may be unable to recover such amounts from the respective airlines and accordingly, our business, financial condition, cash flows and results of operations may be adversely affected.

47. ***We are exposed to risks associated with the payments business, including online security and credit card fraud.***

The secure transmission of confidential information over the internet and telephone is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or

externally on our system or other internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. Further, while we believe our payment systems are reliable, there can be no guarantee that we may be able to prevent security breaches involving the confidential information of our suppliers and customers, including any breaches with regards to transactions from our payment services. We have integrated the services of third-party payment solutions providers and accordingly, our customers are re-directed to those third-party service providers to make payments and completing the transactions. There can be no assurance that transmissions of data through our third-party providers will be protected from security breaches. We incur expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures.

In addition, the online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards are secured by the respective card's security features and we may be liable for credit card acceptance on our websites. Further, there have been certain instances, in the past, of credit card frauds and payment disputes with our customers. For instance, in fiscals 2014 and 2013, charge backs were received by the Company aggregating to INR 0.30 million, and INR 0.35 million, respectively from credit card service providers due to misutilisation of credit cards by third parties. If we are unable to address the fraudulent use of credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations, cash flows and financial condition could be adversely affected.

48. *We have, in the past entered into certain related party transactions and may continue to do so in future. Any related party transactions that are not on an arm's length basis or that may lead to conflicts of interest may adversely affect our business, results of operation, cash flows and financial condition.*

In the ordinary course of business, we have entered into certain transactions with related parties and are likely to continue to do so in the future. For details on our related-party transactions, see "*Related-Party Transactions*" on page 476. All such related party transactions in last three fiscals have been conducted on an arm's length basis, in ordinary course of business, and have been entered in compliance with applicable laws. Further, all related-party transactions that we may enter in future will be subject to approval by our Audit Committee, Board or shareholders including our Promoters, as required under the Securities Act of 1933, as amended (the "Securities Act") the Companies Act, 2013 (the "Companies Act")and the SEBI Listing Regulations, however, there can be no assurance that we could not have achieved more favorable terms had such transactions been entered into with non-related parties. We may enter into related party transactions in the future and cannot assure you that such future transactions, individually or in the aggregate, will not involve conflicts of interest. Further, related party transactions as may be entered by the Company including with the Yatra Online, Inc., also require approval of the board of directors of the Yatra Online, Inc. Further, our Company has, in the past, granted loans to related parties in compliance with applicable provisions of applicable laws. We may not be able to recover such loans from related parties and may be required to record impairment such loans granted to related parties. For instance, the Company, based on its assessment of the expected credit loss under Ind AS 109 on loan to joint venture (including interest) has recorded impairment of loan to joint venture of the amount of INR 1 million, outstanding as at March 31, 2023 and amount of ₹ 72.70 million outstanding as at March 31, 2022. Such related-party transactions that we enter into in future, may potentially involve conflicts of interest which may be detrimental to the interest of our Company, and we cannot assure you that the related-party transactions that we may enter into in the future, individually or in the aggregate, will always be in the best interests of our minority shareholders and will not have an adverse effect on our business, financial condition and results of operations.

49. *There are outstanding litigation proceedings involving our Company, our Promoters and/ or our Directors, an adverse outcome in which, may have an adverse impact on our reputation, business, financial condition, results of operations and cash flows.*

There are certain outstanding legal proceedings involving our Company, and/ or our Directors, which are pending at various levels of adjudication before various courts, tribunals and other authorities. According

to the Materiality Policy, any outstanding litigation proceedings, other than criminal proceedings, statutory or regulatory actions and taxation matters, is considered material if the monetary amount of claim involving our Company, Subsidiaries, our Promoters and/ or our Directors, in any such pending matter is in excess of INR 39.75 million or if the outcome of any such litigation could have a material and adverse effect on our business, operations, performance, prospects, financial position, or reputation of the Company.

The summary of outstanding litigation proceedings as on the date of this Red Herring Prospectus, as disclosed in the section titled "*Outstanding Litigation and Material Developments*", in terms of the SEBI ICDR Regulations and the Materiality Policy is provided below:

		(in INR million, unless otherwise specified)
Types of proceedings	**Number of cases**	**Total amount involved* (₹ in million)**
Litigation involving our Company		
Against our Company		
Material civil litigation proceedings	NIL	NIL
Criminal cases	2	5.39*
Action taken by statutory and regulatory authorities	3	159.47
Taxation cases	9	1,919.47
By our Company		
Material civil litigation proceedings	2	85.99^
Criminal cases	20	62.79*
Total	**36**	**2,233.11***
Litigation involving our Directors other than our Promoter		
Against our Directors		
Material civil litigation proceedings	NIL	NIL
Criminal cases	2	5.32*
Action taken by statutory and regulatory authorities	NIL	NIL
Taxation cases	NIL	NIL
By our Directors	NIL	NIL
Material civil litigation proceedings	NIL	NIL
Criminal cases	NIL	NIL
Total	**2**	**5.32***
Litigation involving our Promoters		
Types of proceedings	**Number of cases**	**Total amount involved* (₹ in million)**
Against our Promoters		
Material civil litigation proceedings	NIL	NIL
Criminal cases	NIL	NIL
Action taken by statutory and regulatory authorities	NIL	NIL
Disciplinary action taken against our Promoter in the five Fiscals preceding the date of this Red Herring Prospectus by SEBI or any stock exchange.	NIL	NIL
Taxation cases	NIL	NIL
By our Promoters	NIL	NIL
Material civil litigation proceedings	NIL	NIL
Criminal cases	NIL	NIL
Total	**NIL**	**NIL**
Litigation involving our Subsidiaries		
Against our Subsidiaries		
Material civil litigation proceedings	1	219.77
Criminal cases	3	1.81*
Action taken by statutory and regulatory authorities	NIL	NIL
Taxation cases	27	649.00
By our Subsidiaries		
Material civil litigation proceedings	3	84.77#
Criminal cases	36	96.26*
Total	**70**	**1,051.61***

^In one of the cases involving our Company, it had submitted a claim of INR 255.10 million in the corporate insolvency process of Jet Airways (India) Limited, which has been admitted to the extent of INR 15,000 by the NCLT. The matter is pending execution of the NCLT order. For further details, please see "Outstanding Litigation and Other Material Developments-Litigation by our Company- Outstanding material civil litigation" on page 527.

#In one of the cases involving YFB, it had submitted a claim of INR 106.46 million in the corporate insolvency process of Jet Airways (India) limited, which has been admitted to the extent of INR 15,000 by the NCLT. The matter is pending execution of the NCLT order. For further details, please see "Outstanding Litigation and Other Material Developments-Litigation by YFB - Outstanding material civil litigation" on page 532.

** To the extent ascertainable*

For further information, see "*Outstanding Litigation and Material Developments*" on page 525.

We cannot provide assurance that these legal proceedings will be decided in our favor of our Company, Subsidiaries, or Directors, as the case may be, or that no further liability will arise out of these proceedings. Further, such legal proceedings could divert management time and attention and consume financial resources. Decisions in such proceedings adverse to our interests may have an adverse effect on our business, results of operations, cash flows and financial condition.

50. *Infrastructure in India may not be upgraded in order to support higher internet penetration, which may adversely impact our business.*

All of our bookings are made through our website and mobile application using the internet. The internet penetration in India is dependent on a number of factors including expansion of 4G and 5G networks, broadband wireless access on mass-market smartphones and other mobile devices in India; our ability to successfully deploy existing and future technology platforms on evolving operating systems such as android and iOS; and our ability to provide compelling platforms and tools in a multi-device environment while ensuring their compatibility with the web browser platforms provided therein, rate of growth of personal computers, tablets, mobile devices, access to internet and broadband usage services, understanding to operate internet, extant laws, regulations and policies governing online commerce, consumer confidence in online commerce, media publicity regarding online commerce, concerns on online data privacy and general economic conditions in India. India has witnessed a significant surge in internet users over the past few years, with internet penetration as a percentage of the total population reaching ~60% in fiscal 2022 compared with less than 20% in fiscal 2015 (*Source: CRISIL*). The total number of internet subscribers are expected to reach 1100-1200 million by fiscal 2028, resulting in 76-78% internet penetration (*Source: CRISIL*). There can be no assurance that internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the internet. While there have been no such material past instances where the Company has failed to identify the changes in trends and preferences in the online commerce industry, or failed to address such changes in time, however such instances may happen in the future which may have a material adverse impact our business, financial or operational performance. Further, if online commerce in India do not continue to develop as we expect them to, or if we fail to identify and anticipate changes in trends and preferences in the online commerce industry and address them in time or at all, our business, financial condition, cash flows and results of operations and prospects will be materially and adversely affected. Concerns about fraud, privacy, lack of trust and other problems may also discourage customers from adopting the internet as a medium of utilizing travel services. If these concerns are not adequately addressed, they may inhibit the growth of online commerce and communications.

51. *We have in this Red Herring Prospectus included certain Non-GAAP Measures and certain other industry measures related to our operations and financial performance. These Non-GAAP Measures and industry measures may not be comparable with financial, or industry related statistical information of similar nomenclature computed and presented by other companies.*

Certain Non-GAAP Measures including EBITDA, Adjusted EBITDA, Adjusted Margin, Adjusted Margin (%), Adjusted EBITDA Margin, Adjusted EBITDA Margin %, Adjusted profit/(loss) from operations before share of (profit)/loss from joint venture, exceptional items, tax, share based payment expenses, and listing related expenses, Adjusted Basic Earnings/(loss), Adjusted Diluted Earnings/(loss), Net Worth, Return on Net Worth, Net Assets Value, Net Assets Value Per Share and certain other industry measures relating to our operations and financial performance have been included in this Red Herring Prospectus. We compute and disclose such Non-GAAP Measures and such other industry related

statistical information relating to our operations and financial performance as we consider such information to be useful measures of our business and financial performance, and because such measures are frequently used by securities analysts, investors and others to evaluate the operational performance of data and analytics companies, many of which provide such Non-GAAP Measures and other industry related statistical and operational information. Such supplemental financial and operational information is therefore of limited utility as an analytical tool, and investors are cautioned against considering such information either in isolation or as a substitute for an analysis of our audited financial statements as reported under applicable accounting standards disclosed elsewhere in this Red Herring Prospectus.

These Non-GAAP Measures and such other industry related statistical and other information relating to our operations and financial performance are not measures of operating performance or liquidity defined by generally accepted accounting principles, and therefore may not be comparable to financial measures and industry related statistical information of similar nomenclature that may be computed and presented by other data and analytics companies. For further information, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations - NON - GAAP Measures*" and "*Other Financial Information*" on pages 484 and 473.

52. ***Inability to maintain adequate internal controls may affect our ability to effectively manage our operations, resulting in errors or information lapses.***

As we continue to expand, our success depends on our ability to effectively utilize our resources and maintain internal controls. We may need to modify and improve our financial and management control processes, reporting systems and procedures and other internal controls and compliance procedures to meet our evolving business needs. If we are unable to improve our controls, systems and procedures, they may become ineffective and adversely affect our ability to manage our operations resulting in errors or information lapses that affect our business. For details on material weakness in internal controls, see "*Risk Factors - Our Statutory Auditor has included emphasis of matters in their report on audited consolidated financial statements of the Company, its Subsidiaries and its joint venture for Fiscal 2021, and Fiscal 2022, and 2023, respectively, and has included other audit qualifications in the annexure to the auditors' reports issued under the Companies (Auditor's Report) Order, 2020 for Fiscals 2022, and 2023 and have included material weakness in annexure to their report on internal controls over financial reporting for fiscal 2022 and 2023. Any qualifications, emphasis of matters or other observations if included in relation to future fiscals may adversely affect our results.*". While there have been no such material past instances where the Company has failed to identify the changes in trends and preferences in the online commerce industry, or failed to address such changes in time, however, we cannot assure you that such instances will not occur in the future, and inability of our Company to maintain adequate internal controls may have a material adverse impact our business, financial or operational performance. Our efforts in improving our internal control systems may not result in eliminating all risks. If we are not successful in discovering and eliminating weaknesses in our internal controls in future, our ability to manage our business effectively may materially and adversely be affected.

53. ***We may need to make additional investments in the event of any slowdowns or disruptions in ongoing efforts to upgrade Internet infrastructure in India.***

The majority of our bookings are made through our Indian website and mobile offerings. India had the internet subscriber base of over 851 million as of Fiscal 2023 (*Source: CRISIL*). There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations.

54. ***Internal or external fraud or misconduct or misrepresentation or mis-selling could adversely affect our reputation and our results of operations.***

Our business may expose us to the risk of fraud, misconduct, misappropriation or misrepresentation or unauthorized transactions or deceptive selling tactics by our representatives, employees and unauthorized third parties, which could result in binding us to transactions that exceed authorised limits or present unacceptable risks. Further, we may be subject to regulatory or other proceedings in connection with any unauthorized transaction, fraud, misconduct, misappropriation or misrepresentation or unauthorized

transactions or mis-selling by our representatives and employees, which could adversely affect our goodwill. Employee fraud, misconduct or misrepresentation or unauthorized transactions or deceptive selling tactics could also involve the improper use or disclosure of confidential information, breach of any applicable confidentiality agreement, misappropriation or misuse of any third-party intellectual property rights which could result in regulatory sanctions, penalties and serious reputational or financial harm. In addition, employees may utilize our confidential information and technology to start their own businesses and become our competitors. For instance, our subsidiary, TSI has filed a criminal complaint before the Judicial Magistrate First Class, No. 3, Pune against its employee, Syed Kirdar Abbas Zaidi, Senior Sales Manager, Pune Branch praying for the registration of a First Information Report for alleged cheating, criminal breach of trust and forgery by such employee to the tune of INR 3.70 million during his employment between May 2012 to January 2013. For details, see "*Outstanding Litigation and Other Material Developments*" on page 525. Although we have systems in place to prevent and deter fraudulent activities by our employees, there can be no assurance that such systems will be effective in all cases. Any instances of such fraud or misconduct or mis-selling could adversely affect our reputation, business, results of operations, cash flows and financial condition.

55. *Certain Directors and Key Management Personnel hold or may hold Equity Shares in our Company and can be considered as interested in the Company's performance in addition to their remuneration and reimbursement of expenses.*

Certain Directors and Key Management Personnel may be interested in our Company to the extent of their shareholding in our Company, directly or indirectly, in addition to regular remuneration or benefits and reimbursement of expenses to which they are entitled to pursuant to their appointment on our Board. We cannot assure you that our Directors and Key Management Personnel will exercise their rights as shareholders to the benefit and best interest of our Company. Our Directors may take, or block actions with respect to our business which may conflict with the best interests of the Company or that of minority shareholders.

For further information on the interest of our Directors of our Company, other than reimbursement of expenses incurred or normal remuneration or benefits, see "*Our Management – Interest of Directors*" on page 382.

56. *Inaccurate information from suppliers of hotel room inventory may lead to customer complaints.*

Our customers that purchase hotel room inventory online through our websites may rely on the description of the accommodation presented on such websites to ascertain the quality of amenities and services provided at the relevant accommodation. We receive information utilized in the accommodation description on our websites directly from the accommodation providers, aggregators or channel managers. While we do not operate the hotels or accommodation and receive details of accommodation directly from the accommodation providers, aggregators, or channel managers, we have been subject to consumer complaints in the past. For instance, one of the customers had filed consumer complaint against our Company, alleging that the hotel room booked by customer in Munnar, Kerala from our platform was dirty and unhygienic and had claimed an amount of INR 0.15 million along with interest thereon. Our Company neither owned nor has any control of the management of the hotel room booked by the customer. To the extent that the information presented on our websites does not reflect the actual quality of amenities and services at the accommodation, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business and results of operations.

57. *Failure to obtain or renew approvals, licenses, registrations and permits to operate our business in a timely manner, or at all, may adversely affect our business, financial condition, cash flows and results of operations.*

We may be required to obtain certain approvals, registrations, permissions and licenses from regulatory authorities, to carry out/ undertake our business. These approvals, licenses, registrations and permissions may be subject to numerous conditions. If we fail to obtain some or all of these approvals or licenses, or renewals thereof, in a timely manner or at all, or if we fail to comply with applicable conditions or it is claimed that we have breached any such conditions, our license or permission for carrying on a particular activity may be suspended or cancelled, and we may not be able to carry on such activity. While there has been no instance in last three Fiscals wherein failure to obtain or renew approvals, licenses,

registrations and permits to operate our business has caused a material adverse impact on our business or operations, however, the inability of our Company to obtain any approvals as required for our business or operations or inability to renew any such licenses, registrations, or permits, may result in material impact our business, financial or operational performance. For further information on the nature of approvals and licenses required for our business, see "*Government and Other Approvals*" on page 537. In addition, we have, and may need to in the future, apply for certain additional approvals, including the renewal of approvals, which may expire from time to time.

There is no assurance that such approvals and licenses will be granted or renewed in a timely manner or at all by the relevant governmental or regulatory authorities. Failure to obtain or renew such approvals and licenses in a timely manner would make our operations non-compliant with applicable laws and may result in imposition of penalties by relevant authorities, and may also prevent us from carrying out our business. Our licenses and approvals are subject to various conditions, including periodic renewal and maintenance standards. Any actual or alleged failure on our part to comply with the terms and conditions of such regulatory licenses and registrations could expose us to legal action, compliance costs or liabilities, or could affect our ability to continue to operate at the locations or in the manner in which we have been operating thus far.

58. ***We cannot assure that we will be able to secure adequate financing to meet our working capital requirements in the future on acceptable terms or in requisite time.***

We may require additional funds in connection with our future business expansion, development initiatives or for running the ordinary course of business, such as brand building initiatives and development and augmentation of our website and mobile application. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, conditions in the capital markets in which we may seek to raise funds and general economic, political and other conditions in India and elsewhere. In obtaining the additional source of funding, to meet such working capital requirements, we may enter into new debt facilities with lending institutions or raise additional debt in the capital markets. If we decide to raise additional funds through the incurrence of debt, our interest obligations will increase, and we may be subject to additional restrictive covenants. Such financing could cause our debt-to-equity ratio to increase or require us to create charges or liens on our assets in favour of such lenders. If we decide to raise additional funds through the issuance of equity (other than through a rights issue to the existing shareholders), the ownership interest of our existing shareholders will be diluted. The ability and willingness of the lenders is dependent on a number of factors outside our control and therefore, we cannot assure you that we will be able to secure adequate financing in the future on acceptable terms, in time, or at all. Our failure to obtain sufficient financing could result in the delay or abandonment of any business growth or implementation of our business development plans and this may affect our business and future results of operations.

59. ***We have not made any dividend payments in the past and our ability to pay dividends in the future will depend on our earnings, financial condition, working capital requirements, capital expenditures and restrictive covenants of our financing arrangements.***

Our Company has not declared any dividend between the last audited period and the date of filing of this Red Herring Prospectus. Our ability to declare and pay dividends in the future and the amount of any such dividends, if declared, will depend on a number of factors including distributable surplus available as per applicable law, our Company's liquidity position and future cash flow needs, track record of the dividend amounts distributed by our Company, payout ratios of comparable companies, the prevailing taxation policy or any amendments expected thereof, with respect to distribution of dividend, capital expenditure requirements considering opportunities for expansion and acquisition, cost and availability of alternative sources of financing, stipulations/ covenants contained under any loan agreements, prevailing macroeconomic and business conditions and other factors, as may be considered relevant by our Board.

The declaration and payment of dividends will be recommended by our Board, at its discretion, and approved by the Shareholders, at their discretion, subject to applicable law, including the Companies Act and the SEBI Listing Regulations. For further information, see "*Dividend Policy*" on page 404.

We may decide to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we may not declare dividends in the foreseeable future. We cannot assure you that we will have the ability to declare dividends in the future. Accordingly, realization of a gain on Shareholders'

investments will depend on the appreciation of the price of the Equity Shares. There is no guarantee that our Equity Shares will appreciate in value.

60. ***Our use of open-source software could adversely affect our ability to offer our products and services and subject us to possible litigation.***

We use open-source software in connection with certain applications. From time to time, companies that use open-source software have faced claims challenging the use of open-source software and/or compliance with open-source license terms. While there have been no such past instances whereby the Company has been subject to suits filed by any party claiming (i) ownership of open-source software being used by the Company, or (ii) challenging the use of open-source software and/or compliance with open-source license terms of such software, however such instances may happen in the future which may have a material adverse impact on our business, financial or operational performance. Some open-source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code. While we monitor the use of open-source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source agreement, such use could inadvertently occur, in part because open-source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations, cash flows or financial condition, and could help our competitors develop travel products and services that are similar to or better than ours.

61. ***Inappropriate or fraudulent content may be displayed on our online platforms which may adversely affect our reputation and brand.***

While we have established systems, processes and controls that allow us to remove inappropriate or fraudulent content from our platforms, we cannot guarantee that all content displayed on our platforms is appropriate at all times. While there have been no past instances of inappropriate or fraudulent content being displayed on Company's online platform, however such instances may happen in the future which may have a material adverse impact on our reputation, brand, business, financial or operational performance. We cannot guarantee that all the content displayed on our platforms is not obscene, offensive or otherwise damaging to our business reputation and brand name, or the reputation of the supplier of the listing, or any third party. Damage caused to our business reputation and brand name may deter users from using our platforms, which may have an adverse effect on our financial performance and prospects.

62. ***Our offices are located on leased premises and there can be no assurance that these leases will be renewed upon termination or that we will be able to obtain other premises on lease on same or similar commercial terms.***

We operate entirely out of leased premises and do not own the underlying property for any of our offices in India, including our registered office and corporate office. Our registered and corporate office is located at Maharashtra and Haryana, respectively. Following are the details of our leased premises as on June 30, 2023:

S. No	Entity (Lessor)	Address	Lease Start Date	Lease End Date
1.	Yatra Online Limited	Unit 1, Vasant Arcade, 3rd Floor, Sector B, Pocket 7, Vasant Kunj, New Delhi - 110070	June 25, 2013	March 31, 2024
2.	Yatra Online Limited	B2/101, First Floor, Marathon Innova Building, Marathon Nextgen Complex, Opp. Peninsula Corporate Park, Off. Ganpatrao Kadam Marg, Lower Parel (West) Mumbai - 400 013	December 1, 2019	November 30, 2024
3.	Yatra Online Limited	Gulf Adiba, Plot No.272, 4th floor, Udyog Vihar, Phase II, Sector 20 - Gurugram - 122008, Haryana, India	October 1, 2019	September 30, 2028
4.	TSI Yatra Private Limited	2nd Floor 4, Prakash Park Society Above TGB cafe, Nr H L Six Road	March 6, 2022	March 7, 2025

S. No	Entity (Lessor)	Address	Lease Start Date	Lease End Date
		(Main Road) Navrangpura, Ahmedabad, Gujrat-380009		
5.	TSI Yatra Private Limited	Showroom No-3, 2nd Floor Silver Crown Plaza, Vill-Kingra PPR Mall,Jalandhar,Punjab-144001	April 1, 2021	August 31, 2023*
6.	Yatra Online Limited	Steeple Reach, 3rd Floor, 25, Cathedral Road, Chennai, Tamil Nadu – 600086	June 1, 2022	November 30, 2024
7.	Yatra For Business Private Limited	315-317, Sohrab Hall, 21 Sasoon Road, Pune	February 17, 2020	February 16, 2025
8.	Yatra For Business Private Limited	Tera House, Shop No. 8-2-293/82/A/1107, Road No. 55, Jubilee Hills, Hyderabad, Telangana – 500033	September 1, 2020	August 31, 2023*
9.	Yatra Online Limited	No. 92, Zed Square, Kormangala 5th Block, Bangalore-95	September 2, 2020	September 2, 2023*
10.	Yatra Online Limited	3rd Floor, THAPASYA Building in "Infopark", Kakkanad, Kochi	April 1, 2023	February 29, 2024
11.	Yatra Online Freight Services Private Limited	Room No. 236, C205, Focal Point, Phase V, Ludhiana	July 7, 2022	September 15, 2023
12.	Yatra Online Limited	Flat No.14, 17th Floor, Chatterjee International Centre, 33A Jawaharlal Nehru Road, Kolkata - 700071	November 1, 2022	September 30, 2027

**Lease deeds are subject to renewal.*

There can be no assurance that we will be able to retain or renew such leases on same or similar terms, or that we will find alternate locations for the existing offices on terms favorable to us, or at all. Certain of the lease deeds for the properties in which our offices and facilities are located and may have expired or may not be adequately stamped or registered. While we renew these lease agreements and deeds periodically in the ordinary course of business, in the event that these existing leases are terminated or they are not renewed on commercially acceptable terms, we may suffer a disruption in our operations. If alternative premises are not available at the same or similar costs, sizes or locations, our business, financial condition, cash flows and results of operations may be adversely affected. In addition, any regulatory non-compliance by the landlords or adverse development relating to the landlords' title or ownership rights to such properties, including as a result of any non-compliance by the landlords, may entail significant disruptions to our operations, especially if we are forced to vacate leased spaces following any such developments, and expose us to reputational risks.

63. *We are required to comply with certain restrictive covenants under our financing agreements. Any non-compliance may lead to, amongst others, suspension of further drawdowns, which may adversely affect our business, results of operations, financial condition and cash flows.*

Financing arrangements entered into by us may include conditions that require our Company to obtain respective lenders' consent prior to carrying out certain activities and entering into certain transactions. Failure to meet these conditions or obtain these consents could have significant consequences on our business and operations. These covenants vary depending on the requirements of the financial institution extending such loan and the conditions negotiated under each financing agreement. Some of the corporate actions that require prior consents from lenders as of the date of this Red Herring Prospectus, may include, amongst others, change in its ownership or management, to undertake any new business or operations or project or diversification, modernization or substantial expansion of any of its business, effecting any scheme of amalgamation or reconstruction including creation of any subsidiary or permit any company to become its subsidiary, to effect any change in its capital structure or constitutional documents, to undertake or permit any merger/ demerger, consolidation, compromise with its creditors or shareholders, incur indebtedness beyond the specified limits, and to make any investment whether by way of loans or debentures or investments in share capital or otherwise, in any concern or provide any credit or give any guarantee, indemnity or similar assurance in any manner become directly, indirectly or contingently liable for or in connection with the obligation of any person other than itself.

Our Company has obtained the necessary consents required under the relevant loan documentation for undertaking activities in relation to the Offer, such as, *inter alia*, effecting a change in our shareholding pattern, change in the management of our board and change in our capital structure in connection with or post the Offer. However, any failure to observe the covenants under our financing arrangement or to obtain necessary consents/ waivers may lead to acceleration of amounts due under such facilities and triggering of cross default provisions or may also lead to imposition of any penalty or charges, thereof.

During Fiscal 2023, our Company had not met certain of the debt covenants in loan agreements entered with the Axis Bank Limited, however such breach has not lead to any financial impact on our Company. Details of such instances of non-compliances are set forth below:

S. No.	Lender	Facility details	Amount Sanctioned (in INR million)	Details of financial covenants in breach^
Fiscal 2023				
(1)	Axis Bank	Working Capital	550.00	Total liabilities of the Company by the Total Net Worth (TOL/TNW) < 2

If the obligations under our financing documents are accelerated, we may have to dedicate a portion of our cash flow from operations to make payments under such financing documents, thereby reducing the availability of cash for our working capital requirements and other general corporate purposes. In addition, during any period in which we are in default, we may be unable to raise, or face difficulties raising, further financing.

Such breaches of covenants may constitute events of default under the relevant facility agreements, which permit the lenders under the relevant facility agreements to terminate the facility agreement and declare the entire outstanding amounts under these loans due and payable, suspend further access to the debt facility by our Company, and in certain instances, declare the security created to be enforceable. Further, such events of default could also result in cross-defaults under certain other facility agreements, resulting in the outstanding amounts under such other facility agreements becoming capable of being declared due and payable immediately. As of the date of this Red Herring Prospectus, as waivers have been obtained from the relevant lenders, such event of default or cross defaults, as applicable, are no longer continuing.

There is no assurance that we will be in compliance with such financial covenants in the future or there will be no delays in repayment of outstanding facility amounts. Any instances of event of defaults or cross-default under facility agreements in the future, may have an adverse impact on cash flows, financial condition, business, and operations of our Company. For more information regarding our indebtedness, see "*Management's Discussion and Analysis of Financial Conditions and Results of Operations — Indebtedness*" and "*Financial Indebtedness*" on pages 477 and 521, respectively, of this Red Herring Prospectus.

EXTERNAL RISK FACTORS

RISKS RELATING TO INDIA

64. *Political, economic or other factors that are beyond our control may have an adverse effect on our business and results of operations.*

The Indian economy and its securities markets are influenced by economic developments and volatility in securities markets in other countries. Investors' reactions to developments in one country may have adverse effects on the market price of securities of companies located elsewhere, including India. Adverse economic developments, such as rising fiscal or trade deficits, in other emerging market countries may also affect investor confidence and cause increased volatility in Indian securities markets and indirectly affect the Indian economy in general. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, financial condition, cash flows, and results of operations and reduce the price of our Equity Shares. Any financial disruption could have an adverse effect on our business, future financial performance, shareholders' equity and the price of our Equity Shares.

We are dependent on domestic, regional and global economic and market conditions. Our performance, growth and market price of our Equity Shares are and will be dependent to a large extent on the health of the economy in which we operate. There have been periods of slowdown in the economic growth of India. Demand for our products may be adversely affected by an economic downturn in domestic, regional and global economies. Economic growth in the countries in which we operate is affected by various factors including domestic consumption and savings, balance of trade movements, namely export demand and movements in key imports, global economic uncertainty and liquidity crisis, volatility in exchange currency rates, and annual rainfall which affects agricultural production. Consequently, any future slowdown in the Indian economy could harm our business, results of operations, cash flows, and financial condition. Also, a change in the government or a change in the economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate in general and our business in particular and high rates of inflation in India could increase our costs without proportionately increasing our revenues, and as such decrease our operating margins.

65. ***The successful operation of our business depends upon the performance, reliability and security of the internet infrastructure in India, which could impair our ability to effectively operate our platform or provide our services and adversely impact our business.***

All of our products and services are made through our platform using the internet. Accordingly, our business depends on the performance, reliability and security of the telecommunications and internet infrastructure in India. In addition, to perform reliably, the fixed telecommunications networks and internet infrastructure of internet service providers in India, require maintenance and periodic upgrading of the appropriate networks and infrastructure which are beyond our control. We cannot assure you that our back-up and disaster recovery measures and business continuity planning would effectively eliminate or alleviate the risks arising from such contingencies. There can be no assurance that a more technologically sophisticated and reliable fixed telecommunications network or internet infrastructure will be developed in India that will ensure our ability to deliver smooth and reliable provision of our services to our merchants and users on our platform. Our success will depend upon third parties maintaining and improving internet infrastructure to provide a reliable network with adequate speed and data capacity and telecommunication networks with good quality of services and lower congestion.

66. ***If there is any change in laws or regulations, including taxation laws, or their interpretation, such changes may significantly affect our financial statements.***

The regulatory and policy environment in India in which we operate is evolving and is subject to change. The Government of India may implement new laws or other regulations and policies that could affect the digital payment and financial service industry in general, which could lead to new compliance requirements, including requiring us to obtain approvals and licenses from the India government and other regulatory bodies, or impose onerous requirements. New compliance requirements could increase our costs or otherwise adversely affect our business, financial condition, cash flows and results of operations. Further, the manner in which new requirements will be enforced or interpreted can lead to uncertainty in our operations and could adversely affect our operations. Any changes to such laws, including the instances mentioned below, may adversely affect our business, financial condition, results of operations, cash flows and prospects.

For instance, the Indian Taxation Laws (Amendment) Act, 2019 prescribed certain changes to the income tax rate applicable to companies in India and companies can henceforth voluntarily opt in favor of a concessional tax regime (subject to no other special benefits/exemptions being claimed). Any amendment in the future may affect other benefits such as exemption for income earned by way of dividend from investments in other domestic companies and units of mutual funds, exemption for interest received in respect of tax-free bonds, and long-term capital gains on equity shares if withdrawn by the statute in the future. In addition, due to COVID -19 pandemic, the Government of India had also passed the Taxation and Other Laws (Relaxation of Certain Provisions) Act, 2020, implementing relaxations from certain requirements under, amongst others, the Central Goods and Service Tax Act, 2017 and Customs Tariff Act, 1975.

Further, the Government of India has announced the Union Budget for Fiscal 2023, pursuant to which the Finance Act, 2023 has introduced various amendments. One example of the changes in the provision is the increase in rate of TCS charged on outbound (international) tour package from 5 percent points to 20 percent points with effect from October 1, 2023. This may however have minimal impact on our package

business.

In addition, unfavourable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations including foreign investment laws governing our business, operations and group structure could result in us being deemed to be in contravention of such laws or may require us to apply for additional approvals. We may incur incremental costs relating to compliance with such new requirements, which may also require effort in terms of managing time and other corresponding resources, and any failure to comply may adversely affect our business, results of operations and prospects. We may incur increased costs relating to compliance with such new requirements, which may also require use of managements time and other resources, and any failure to comply may adversely affect our business, results of operations and prospects. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may affect the viability of our current business or restrict our ability to grow our business in the future.

We cannot predict whether any new tax laws or regulations impacting our services will be enacted, what the nature and impact of the specific terms of any such laws or regulations will be or whether, if at all, any laws or regulations would have an adverse effect on our business.

67. *The occurrence of natural or man-made disasters or outbreak of global pandemics, such as the COVID-19 pandemic, could adversely affect our results of operations, cash flows and financial condition. Hostilities, terrorist attacks, civil unrest and other acts of violence could adversely affect the financial markets and our business.*

The occurrence of natural disasters, including cyclones, storms, floods, earthquakes, tsunamis, tornadoes, fires, explosions, infectious disease outbreaks such as the COVID-19 pandemic and man-made disasters, including acts of terrorism and military actions, could adversely affect our results of operations, cash flows or financial condition. Terrorist attacks and other acts of violence or war in India or globally including the continuing war between the Russia and Ukraine may adversely affect the Indian securities markets. In addition, any deterioration in international relations, especially between India and its neighbouring countries, may result in investor concern regarding regional stability which could adversely affect the price of the Equity Shares. In addition, India has witnessed local civil disturbances in recent years, and it is possible that future civil unrest as well as other adverse social, economic or political events in India could have an adverse effect on our business. Such incidents could also create a greater perception that investment in Indian companies involves a higher degree of risk and could have an adverse effect on our business and the market price of the Equity Shares.

68. *A slowdown in economic growth in India could cause our business to suffer.*

Our performance and the growth of our business are necessarily dependent on the health of the overall Indian economy. Any slowdown in the Indian economy or future volatility in global commodity prices could adversely affect our business. Additionally, an increase in trade deficit, a downgrading in India's sovereign debt rating or a decline in India's foreign exchange reserves could negatively affect interest rates and liquidity, which could adversely affect the Indian economy and our business. Any downturn in the macroeconomic environment in India could also adversely affect our business, results of operations, financial condition and the trading price of the Equity Shares.

India's economy could be adversely affected by a general rise in interest rates, adverse weather conditions affecting agriculture, commodity and energy prices as well as various other factors. A slowdown in the Indian economy could adversely affect the policy of the GoI towards our industry, which may in turn adversely affect our financial performance and our ability to implement our business strategy. The Indian economy is also influenced by economic and market conditions in other countries, particularly emerging market conditions in Asia. A decline in India's foreign exchange reserves may also affect liquidity and interest rates in the Indian economy, which could adversely impact our financial condition. A loss of investor confidence in other emerging market economies or any worldwide financial instability may adversely affect the Indian economy, which could materially and adversely affect our business and results of operations and the market price of the Equity Shares.

India has from time-to-time experienced instances of social, religious and civil unrest and hostilities between neighbouring countries. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy. A number of countries in Asia, including India, as well as countries in other parts of the world, are susceptible to contagious diseases and, for example, have had confirmed cases of diseases such as the highly pathogenic H7N9, H5N1 and H1N1 strains of influenza in birds and swine and more recently, the COVID-19 virus.

Other factors which may adversely affect the Indian economy are scarcity of credit or other financing in India, resulting in an adverse impact on economic conditions in India and scarcity of financing of our developments and expansions; volatility in, and actual or perceived trends in trading activity on India's principal stock exchanges; changes in India's tax, trade, fiscal or monetary policies, like political instability, terrorism or military conflict in India or in countries in the region or globally, including in India's various neighbouring countries; occurrence of natural or man-made disasters; infectious disease outbreaks or other serious public health concerns; prevailing regional or global economic conditions, including in India's principal export markets; and other significant regulatory or economic developments in or affecting India.

69. ***Financial instability in other countries may cause increased volatility in Indian financial markets.***

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, including conditions in the United States, Europe and certain emerging economies in Asia. Financial turmoil in Asia, United States, United Kingdom, Russia and elsewhere in the world in recent years has adversely affected the Indian economy. Any worldwide financial instability may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector and us. Although economic conditions vary across markets, loss of investor confidence in one emerging economy may cause increased volatility across other economies, including India. Financial instability in other parts of the world could have a global influence and thereby negatively affect the Indian economy. Financial disruptions could materially and adversely affect our business, prospects, financial condition, results of operations and cash flows. Further, economic developments globally can have a significant impact on our principal markets. Concerns related to a trade war between large economies may lead to increased risk aversion and volatility in global capital markets and consequently have an impact on the Indian economy. Following the United Kingdom's exit from the European Union ("Brexit"), there still remains significant uncertainty around the impact of Brexit on the general economic conditions in the United Kingdom and the European Union and any consequential impact on global financial markets.

In addition, China is one of India's major trading partners and there are rising concerns of a possible slowdown in the Chinese economy as well as a strained relationship with India, which could have an adverse impact on the trade relations between the two countries. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including India, implemented a number of policy measures designed to add stability to the financial markets. However, the overall long-term effect of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. Any significant financial disruption could have a material adverse effect on our business, financial condition and results of operation. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. This could have a material adverse effect on our business, financial condition and results of operations and reduce the price of the Equity Shares.

70. ***Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.***

Our Restated Consolidated Summary Statements for Fiscals 2023, 2022, and 2021, have been derived from our audited consolidated financial statements, prepared in accordance with Ind AS, as applicable and

restated in accordance with requirements of Section 26 of Part I of Chapter III of Companies Act, SEBI Issue of Capital and Disclosure Requirements, or "ICDR," Regulations and the Guidance Note on "Reports in Company Prospectuses (Revised 2019)" issued by ICAI. Further, consolidated financial statements of Yatra Online, Inc. is prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Ind AS differs in certain significant respects from Indian GAAP, IFRS, U.S. GAAP and other accounting principles with which prospective investors may be familiar in other countries. If our financial statements were to be prepared in accordance with such other accounting principles, our results of operations, cash flows and financial position may be substantially different. Our Company has not attempted to explain those differences or quantify their impact on the financial data included in this Red Herring Prospectus and prospective investors should review the accounting policies applied in the preparation of our financial statements, and consult their own professional advisers for an understanding of the differences between these accounting principles and those with which they may be more familiar. Any reliance by persons not familiar with Ind AS accounting practices on the financial disclosures presented in this Red Herring Prospectus should be limited accordingly.

71. ***A downgrade in ratings of India, may affect the trading price of the Equity Shares.***

Our borrowing costs and our access to the debt capital markets depend significantly on the credit ratings of India. India's sovereign rating decreased from Baa2 with a "negative" outlook to Baa3 with a "negative" outlook by Moody's and from BBB with a "stable" outlook to BBB with a "negative" outlook (Fitch) in June 2020. India's sovereign ratings from S&P is BBB-with a "stable" outlook. Any further adverse revisions to India's credit ratings for domestic and international debt by international rating agencies may adversely impact our ability to raise additional financing and the interest rates and other commercial terms at which such financing is available, including raising any overseas additional financing. A downgrading of India's credit ratings may occur, for example, upon a change of government tax or fiscal policy, which are outside our control. This could have an adverse effect on our ability to fund our growth on favorable terms or at all, and consequently adversely affect our business and financial performance and the price of the Equity Shares.

72. ***Investors may not be able to enforce a judgment of a foreign court against us, our Directors, the Book Running Lead Managers or any of their directors and executive officers in India respectively, except by way of a law suit in India.***

We are incorporated under the laws of India and apart from one of our Directors, all of our Directors and key management personnel reside in India. All of our assets are also located in India. Where investors, including investors in Yatra Online, Inc., wish to enforce foreign judgments in India, they may face difficulties in enforcing such judgments. India exercises reciprocal recognition and enforcement of judgments in civil and commercial matters with a limited number of jurisdictions. In order to be enforceable, a judgment obtained in a jurisdiction which India recognises as a reciprocating territory must meet certain requirements of the Code of Civil Procedure, 1908 (the "**CPC**").

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided for under Section 13, Section 14 and Section 44A of the CPC on a statutory basis. Section 44A of the CPC provides that where a certified copy of a decree of any superior court, within the meaning of that Section, obtained in any country or territory outside India which the government has by notification declared to be in a reciprocating territory, may be enforced in India by proceedings in execution as if the judgment had been rendered by a district court in India. However, Section 44A of the CPC is applicable only to monetary decrees and does not apply to decrees for amounts payable in respect of taxes, other charges of a like nature or in respect of a fine or other penalties and does not apply to arbitration awards (even if such awards are enforceable as a decree or judgment).

Among other jurisdictions, the United Kingdom, United Arab Emirates, Singapore and Hong Kong have been declared by the government to be reciprocating territories for the purposes of Section 44A of the CPC. The United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A of the CPC. A judgment of a court of a country which is not a reciprocating territory may be enforced in India only by a suit upon the judgment under Section 13 of the CPC, and not by proceedings in execution. Section 13 of the CPC provides that foreign judgments shall be conclusive regarding any matter directly adjudicated upon except: (i) where the judgment has not been pronounced

by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or refusal to recognize the law of India in cases to which such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; and/ or (vi) where the judgment sustains a claim founded on a breach of any law then in force in India. The suit must be brought in India within three years from the date of judgment in the same manner as any other suit filed to enforce a civil liability in India.

It cannot be assured that a court in India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court will enforce foreign judgments if it views the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the RBI to repatriate any amount recovered pursuant to the execution of such foreign judgment.

73. *Our ability to raise foreign capital may be constrained by Indian law.*

As an Indian company, we are subject to exchange controls that regulate borrowing in foreign currencies. Such regulatory restrictions limit our financing sources and could constrain our ability to obtain financings on competitive terms and refinance existing indebtedness. In addition, we cannot assure you that any required regulatory approvals for borrowing in foreign currencies will be granted to us without onerous conditions, or at all. Limitations on foreign debt may have an adverse effect on our business growth, financial condition and results of operations.

For additional details, please refer to "*Risk Factors - Under Indian law, foreign investors are subject to investment restrictions that limit our ability to attract foreign investors, which may adversely affect the trading price of the Equity Shares.*" on page 77.

74. *If inflation were to rise in India, we might not be able to increase the prices of our products at a proportional rate in order to pass costs on to our clients thereby reducing our margins.*

Inflation rates in India have been volatile in recent years, and such volatility may continue in the future. India has experienced high inflation in the recent past. Increased inflation can contribute to an increase in interest rates and increased costs to our business, including increased costs of transportation, wages, raw materials and other expenses relevant to our business.

High fluctuations in inflation rates may make it more difficult for us to accurately estimate or control our costs. Any increase in inflation in India can increase our expenses, which we may not be able to adequately pass on to our clients, whether entirely or in part, and may adversely affect our business and financial condition. In particular, we might not be able to reduce our costs or entirely offset any increases in costs with increases in prices for our products. In such case, our business, results of operations, cash flows and financial condition may be adversely affected.

Further, the Government has previously initiated economic measures to combat high inflation rates, and it is unclear whether these measures will remain in effect. There can be no assurance that Indian inflation levels will not worsen in the future.

Further, given the nature of our business, any fluctuation in the value of the Indian rupee against the U.S. dollar, Euro, British pound sterling or other major currencies will affect customers' travel behavior and, therefore, will have an impact on our results of operations. For example, in fiscal year 2019, the drop in the average value of the Indian rupee as compared to the U.S. dollar adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. We currently do not have any hedging agreements or similar arrangements with any counterparty to cover our exposure to any fluctuations in foreign exchange rates. Moreover, adverse currency movements arising out of the COVID-19 pandemic may adversely impact our profitability.

RISKS RELATING TO THE OFFER AND THE EQUITY SHARES

75. *Rights of shareholders of companies under Indian law may be more limited than under the laws of*

other jurisdictions.

Our Articles of Association, composition of our Board, Indian laws governing our corporate affairs, the validity of corporate procedures, directors' fiduciary duties, responsibilities and liabilities, and shareholders' rights may differ from those that would apply to a company in another jurisdiction. Shareholders' rights under Indian law may not be as extensive and widespread as shareholders' rights under the laws of other countries or jurisdictions. Investors may face challenges in asserting their rights as shareholder in an Indian company than as a shareholder of an entity in another jurisdiction.

76. ***We will be subject to increased regulatory scrutiny and may incur additional compliance cost on a consolidated basis, upon completion of Offer, which could materially and adversely affect our business, results of operations and financial condition.***

Upon completion of Offer, our Company will be subject to additional compliance requirements as required under applicable Indian laws, rules and regulations governing public companies listed on the Indian Stock Exchanges, including listing requirements of Stock Exchanges, rules, regulations, guidelines prescribed by the SEBI, in addition to the various laws, rules and regulations that Yatra Online, Inc. is subject to in the United States of America and in the Cayman Islands. In terms of SEBI ICDR Regulations and SEBI Listing Regulations, our Company will be required to disclose the reports pertaining to utilisation of proceeds raised pursuant to Offer, and any deviation from in the actual utilization of the proceeds of the initial public offering. For more information, please see the section entitled "*Objects of the Offer*" on page 181.

Laws and regulations, dealing with corporate governance standards applicable to Yatra Online, Inc. including rules and regulations prescribed Nasdaq and the Securities and Exchange Commission, United States may differ materially to those applicable to our Company in India. These differences in disclosure regimes, timelines to make such disclosures, and trading markets may require additional compliance cost including coordination with Yatra Online, Inc., to ensure that respective shareholders receive accurate, timely and consistent disclosure of information and some of these activities could be difficult, time-consuming or costly and may increase demand on our systems and resources. Further, our Company may be required to provide the information of material developments and events of Company in accordance with applicable laws to enable Yatra Online, Inc. for making relevant disclosures to Nasdaq where Ordinary Shares are listed to ensure parity of information. For instance, compliance with the public reporting requirements, corporate governance standards and associated rules and regulations as applicable on Yatra Online, Inc. and our Company pursuant to listing of Equity Shares are expected to increase expenses in the United States and India. Any failure by us or Yatra Online, Inc. to provide accurate, timely and consistent disclosures under respective disclosure and trading regimes could have a material and adverse effect on the trading price of respective Equity Shares and Ordinary Shares.

Further, our Company will be required to ensure to comply with timelines as applicable for disclosure of information to respective stock exchanges, and any delay in reporting disclosures, or difference in reporting timelines, as per requirements of applicable laws in different jurisdiction may result in inconsistency of information available in public domain, leading to adverse impact on shares and its trading price.

The listing and trading of the Equity Shares in India will result in Yatra Online, Inc. and our Company trading in multiple jurisdictions and markets, which will lead to increased compliance obligations and costs on consolidated basis. Further, our Company and/or Yatra Online, Inc. may face the risks of inquiries, investigations, enforcement actions and other regulatory proceedings by regulatory authorities in these jurisdictions and markets. Any adverse action taken by regulatory authorities on Yatra Online, Inc. in its respective jurisdiction may also result in an investigation, inquiry, or regulatory action on our Company.

Further, upon completion of Offer, our Company and Yatra Online, Inc. may be subject to increased disclosure requirements in relation to our business and/or operations on consolidated basis including material disclosures pertaining to our Promoters and Yatra Online, Inc., which may result in competitive disadvantage or may even result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favour, these claims, and the time and resources necessary to resolve them, could divert the resources of our executive officers and materially and adversely affect our business and results of operations.

77. ***Pursuant to listing of the Equity Shares, we may be subject to pre-emptive surveillance measures like***

Additional Surveillance Measure (ASM) and Graded Surveillance Measures (GSM) by the Stock Exchanges in order to enhance market integrity and safeguard the interest of investors.

SEBI and Stock Exchanges in order to enhance market integrity and safeguard interest of investors, have been introducing various enhanced pre-emptive surveillance measures. The main objective of these measures is to alert and advice investors to be extra cautious while dealing in these securities and advice market participants to carry out necessary due diligence while dealing in these securities. Accordingly, SEBI and Stock Exchanges have provided for (a) GSM on securities where such trading price of such securities does not commensurate with financial health and fundamentals such as earnings, book value, fixed assets, net-worth, price per equity multiple and market capitalization; and (b) ASM on securities with surveillance concerns based on objective parameters such as price and volume variation and volatility.

On listing, we may be subject to general market conditions which may include significant price and volume fluctuations. The price of our Equity Shares may also fluctuate after the Offer due to several factors such as volatility in the Indian and global securities market, our profitability and performance, performance of our competitors, changes in the estimates of our performance or any other political or economic factor. The occurrence of any of the abovementioned factors may trigger the parameters identified by SEBI and the Stock Exchanges for placing securities under the GSM or ASM framework such as net worth and net fixed assets of securities, high low variation in securities, client concentration and close to close price variation. In the event our Equity Shares are covered under such pre-emptive surveillance measures implemented by SEBI and the Stock Exchanges, we may be subject to certain additional restrictions in relation to trading of our Equity Shares such as limiting trading frequency (for example, trading either allowed once in a week or a month) or freezing of price on upper side of trading which may have an adverse effect on the market price of our Equity Shares or may in general cause disruptions in the development of an active trading market for our Equity Shares.

78. ***A third party could be prevented from acquiring control of our Company because of anti-takeover provisions under Indian law.***

There are provisions in Indian law that may delay, deter or prevent a future takeover or change in control of our Company, even if a change in control would result in the purchase of your Equity Shares at a premium to the market price or would otherwise be beneficial to you. Such provisions may discourage or prevent certain types of transactions involving actual or threatened change in control of our Company. Under the Takeover Regulations, an acquirer has been defined as any person who, directly or indirectly, acquires or agrees to acquire shares or voting rights or control over a company, whether individually or acting in concert with others. Although these provisions have been formulated to ensure that interests of investors/shareholders are protected, these provisions may also discourage a third party from attempting to take control of our Company. Consequently, even if a potential takeover of our Company would result in the purchase of the Equity Shares at a premium to their market price or would otherwise be beneficial to its stakeholders, it is possible that such a takeover would not be attempted or consummated because of the SEBI Takeover Regulations. Further, certain transactions, including, without limitation, sale of Equity Shares by our Promoters above certain thresholds, sale of Equity Shares of our Company by shareholders holding specified number of shares or voting rights, could be subject to the SEBI Takeover Regulations. Such transactions could require a potential acquirer to undertake an open offer process pursuant to the SEBI Takeover Regulations. Compliances specified under SEBI Takeover Regulations including requirement to make open offer, offer for delisting of equity shares of the company as applicable, disclosure of change in shareholding or voting rights held by acquirer in the company may act as restrictions on ability of our Promoter to dilute its stake in the Company or on our ability to enter into and timely consummate such transactions on favourable terms, which may adversely affect the market price and trading volume of the Equity Shares upon listing and may deter or prevent transactions including dilution of stake by our Promoters which otherwise is beneficial in the interest of the Company or its shareholders. Further, in the event offer to delist is made by an acquirer in terms of SEBI Takeover Regulations and/or SEBI Delisting Regulations, holders of Equity Shares as of immediately before the completion of the open offer process made by acquirer under SEBI Takeover Regulations, could refuse to tender their Equity Shares and accordingly may continue to be minority shareholders following the completion of the open offer process. Further, such minority shareholders who refuse to tender their equity shares in the open offer could deter an acquirer from acquiring all of the outstanding equity shares of the Company, which could result in loss of opportunity beneficial to the Company, and or its Shareholders. Further, in India, takeovers meeting certain thresholds are under the surveillance of the Competition Commission of India or CCI and are regulated by the CCI to determine if proposed takeover would have

an appreciable adverse effect on competition in the relevant market.

79. ***Investors may be subject to Indian taxes arising out of income arising on the sale of and dividend on the Equity Shares.***

Under current Indian tax laws, unless specifically exempted, capital gains arising from the sale of equity shares in an Indian company are generally taxable in India. Any capital gain realized on the sale of listed equity shares on a Stock Exchange held for more than 12 months immediately preceding the date of transfer will be subject to long term capital gains in India at the specified rates depending on certain factors, such as whether the sale is undertaken on or off the Stock Exchanges, the quantum of gains and any available treaty relief. Accordingly, you may be subject to payment of long-term capital gains tax in India, in addition to payment of Securities Transaction Tax ("**STT**"), on the sale of any Equity Shares held for more than 12 months immediately preceding the date of transfer. STT will be levied on and collected by a domestic stock exchange on which the Equity Shares are sold.

Further, any capital gains realized on the sale of listed equity shares held for a period of 12 months or less immediately preceding the date of transfer will be subject to short term capital gains tax in India. Capital gains arising from the sale of the Equity Shares will not be chargeable to tax in India in cases where relief from such taxation in India is provided under a treaty between India and the country of which the seller is resident and the seller is entitled to avail benefits thereunder, subject to certain conditions. Generally, Indian tax treaties do not limit India's ability to impose tax on capital gains. As a result, residents of other countries may be liable for tax in India as well as in their own jurisdiction on a gain upon the sale of the Equity Shares.

Earlier, the Finance Act, 2019, had clarified that, in the absence of a specific provision under an agreement, the liability to pay stamp duty in case of sale of securities through stock exchanges will be on the buyer, while in other cases of transfer for consideration through a depository, the onus will be on the transferor. The stamp duty for transfer of securities other than debentures, on a delivery basis is specified at 0.015% and on a non-delivery basis is specified at 0.003% of the consideration amount. These provisions have been notified with effect from July 1, 2020.

The Government of India has announced the union budget for Fiscal 2022, and the Finance Act, 2021 has received assent from the President of India on March 28, 2021. There is no certainty on the impact that the Finance Act, 2021 may have on our business and operations or on the industry in which we operate. We cannot predict whether any amendments made pursuant to the Finance Act, 2021 would have an adverse effect on our business, financial condition, and results of operations. Unfavourable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations including foreign investment and stamp duty laws governing our business and operations could result in us being deemed to be in contravention of such laws and may require us to apply for additional approvals. For instance, the Supreme Court of India has in a decision clarified the components of basic wages which need to be considered by companies while making provident fund payments, which resulted in an increase in the provident fund payments to be made by companies. Any such decisions in future or any further changes in interpretation of laws may have an impact on our results of operations. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may impact the viability of our current businesses or restrict our ability to grow our businesses in the future.

Additionally, no dividend distribution tax is required to be paid in respect of dividends declared, distributed or paid by a domestic company after March 31, 2020, and accordingly, such dividends would not be exempt in the hands of the shareholders, both resident as well as non-resident. The Company may or may not grant the benefit of a tax treaty (where applicable) to a non-resident shareholder for the purposes of deducting tax at source pursuant to any corporate action including dividends.

Further, our Company cannot predict whether any tax laws or other regulations impacting it will be enacted, or predict the nature and impact of any such laws or regulations or whether, if at all, any laws or regulations would have a material adverse effect on our Company's business, financial condition, results of operations and cash flows.

80. ***The determination of the Price Band is subject to various factors and assumptions and the Offer Price***

may not be indicative of the trading price of the Equity Shares, upon listing on the Stock Exchanges subsequent to the Offer. Further, the current trading price of equity shares listed pursuant to certain past issues handled by the BRLMs is below their respective issue price.

The determination of the Price Band is based on various factors and assumptions, and will be determined by our Company and the Promoter Selling Shareholder in consultation with the BRLMs. Further, the Offer Price of the Equity Shares will be determined by our Company and the Promoter Selling Shareholder in consultation with the BRLMs through the Book Building Process. This price is based on certain factors, as described under "*Basis for Offer Price*" on page 191 and may not be indicative of the trading price of the Equity Shares, upon listing on the Stock Exchanges subsequent to the Offer. We cannot assure you that an active market will develop, or sustained trading will take place in the Equity Shares and the trading price of the Equity Shares could be subject to significant fluctuations after the Offer, and may decline below the Offer Price. We cannot assure that you will be able to resell the Equity Shares at or above the Offer Price. In addition to the above, the current trading price of equity shares listed pursuant to certain past issues handled by the BRLMs is below their respective issue price.

81. ***Fluctuation in the exchange rate between the Indian Rupee and foreign currencies may have an adverse effect on the value of our Equity Shares, independent of our operating results.***

On listing, our Equity Shares will be quoted in Indian Rupees on the Stock Exchanges. Any dividends in respect of our Equity Shares will also be paid in Indian Rupees and subsequently converted into the relevant foreign currency for repatriation, if required. Any adverse movement in currency exchange rates during the time taken for such conversion may reduce the net dividend to foreign investors. In addition, any adverse movement in currency exchange rates during a delay in repatriating the proceeds from a sale of Equity Shares outside India, for example, because of a delay in regulatory approvals that may be required for the sale of Equity Shares may reduce the proceeds received by Shareholders. For example, the exchange rate between the Indian Rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to fluctuate substantially in the future, which may have an adverse effect on the returns on our Equity Shares, independent of our operating results.

82. ***Under Indian law, foreign investors are subject to investment restrictions that limit our ability to attract foreign investors, which may adversely affect the trading price of the Equity Shares.***

Under foreign exchange regulations currently in force in India, transfer of shares between non-residents and residents are freely permitted (subject to compliance with sectoral norms and certain other restrictions), if they comply with the pricing guidelines and reporting requirements specified by the RBI. If the transfer of shares, which are sought to be transferred, is not in compliance with such pricing guidelines or reporting requirements or falls under any of the exceptions referred to above, then a prior regulatory approval will be required. Further, unless specifically restricted, foreign investment is freely permitted in all sectors of the Indian economy up to any extent and without any prior regulatory approvals, but the foreign investor is required to follow certain prescribed procedures for making such investment. The RBI and the concerned ministries/departments are responsible for granting approval for foreign investment. Additionally, shareholders who seek to convert Rupee proceeds from a sale of shares in India into foreign currency and repatriate that foreign currency from India require a no-objection or a tax clearance certificate from the Indian income tax authorities.

In addition, pursuant to the Press Note 3 of 2020, dated April 17, 2020, issued by the DPIIT, which has been incorporated as the proviso to Rule 6(a) of the FEMA Rules, investments where the beneficial owner of the Equity Shares is situated in or is a citizen of a country which shares land border with India, can only be made through the Government approval route, as prescribed in the consolidated FDI policy circular of 2020 dated October 15, 2020, issued by DPIIT, and the FEMA Rules.

We cannot assure you that any required approval from the RBI or any other governmental agency can be timely obtained with or without any particular terms or conditions or at all. For further information, see "*Restrictions on Foreign Ownership of Indian Securities*" on page 587.

83. ***If Yatra Online, Inc. fails to continue to satisfy applicable Nasdaq listing standards, including compliance with the minimum market value of listed securities requirement, Ordinary Shares may be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of Ordinary Shares and may have an adverse impact on the price of the Equity Shares proposed to be listed on Stock***

Exchanges

Yatra Online, Inc. is a "foreign private issuer" whose Ordinary Shares are listed on Nasdaq, and are subject to the Nasdaq Stock Market continued listing requirements, including meeting the $1.00 minimum bid price requirement under Nasdaq Marketplace Rule 5550(a)(2), maintaining a minimum of $2.5 million in stockholders' equity as set forth in Nasdaq Listing Rule 5550(b)(1), meeting the alternative of market value of listed securities of $35 million under Nasdaq Listing Rule 5550(b)(2) or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years under Nasdaq Listing Rule 5550(b)(3), and compliance with Nasdaq Listing Rule 5250(c)(1) to timely file SEC Exchange Act reports (collectively, "**Nasdaq Rules**").

As on date of filing of RHP, Yatra Online, Inc. meets the minimum requirements for continued listing on the Nasdaq Capital Market under the Nasdaq Rules. We cannot assure you that the Yatra Online, Inc. will continue to be in compliance with Nasdaq's continued listing requirements. In the event Yatra Online, Inc. fails to meet the listing requirements under Nasdaq Rules, Ordinary Shares may be delisted from Nasdaq, which could adversely impact liquidity of Ordinary Shares, the price for Ordinary Shares, and may consequently effect the trading and price of Equity Shares. While there are no restrictions under Indian laws on our Company from deconsolidating from the Yatra Online, Inc., our Company must remain the consolidated subsidiary of Yatra Online, Inc., pursuant to applicable continued listing requirements of Nasdaq, and any deviation from such listing requirements could affect our ability to raise additional financing through the public or private sale of equity securities. In the event our Company ceases to be subsidiary of Yatra Online, Inc. and is deconsolidated, Ordinary Shares may be delisted from Nasdaq, Yatra Online, Inc. may fail to list its Ordinary Shares on another reputable national securities exchange, and it may result in a reduction in some or all of the following actions, which could also have an adverse impact on Equity Shares proposed to be listed on Stock Exchanges:

- the liquidity and marketability of Ordinary Shares;
- the market price of Ordinary Shares;
- ability to obtain financing for the continuation of operations by Yatra Online, Inc.;
- the number of institutional and general investors that will consider investing in Ordinary Shares;
- the availability of information concerning the trading prices and volume of Ordinary Shares; and
- the number of broker-dealers willing to execute trades in Ordinary Shares.

Non-compliance with Nasdaq's continued listing requirements, and consequent delisting of Ordinary Shares from Nasdaq could adversely affect Yatra Online, Inc.'s ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade Ordinary Shares and would negatively affect the value and liquidity of Ordinary Shares, which could have an adverse impact on listing and pricing of Equity Shares. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. Further, if Yatra Online, Inc. is delisted, it would incur additional costs under requirements of state "blue sky" laws in connection with any sales of its securities, and it could severely limit the market liquidity of Ordinary Shares and the ability of its stockholders to sell Ordinary Shares in the secondary market, and it may have an adverse impact on our business, operations, liquidity, and cashflows on consolidated basis.

84. ***Any future issuance of Equity Shares may dilute your shareholding and sale of Equity Shares by the Promoters may adversely affect the trading price of the Equity Shares.***

We may be required to finance our growth, whether organic or inorganic, through future equity offerings. Any future equity issuances by us, including a primary offering, may lead to the dilution of investors' shareholdings in our Company. Any future equity issuances by us (including under an employee benefit scheme) or disposal of our Equity Shares by the Promoters or any of our other principal shareholders or

any other change in our shareholding structure to comply with minimum public shareholding norms applicable to listed companies in India or any public perception regarding such issuance or sales may adversely affect the trading price of the Equity Shares, which may lead to other adverse consequences including difficulty in raising capital through offering of our Equity Shares or incurring additional debt. There can be no assurance that we will not issue further Equity Shares or that our existing shareholders including our Promoters will not dispose of further Equity Shares after the completion of the Offer (subject to compliance with the lock-in provisions under the SEBI ICDR Regulations) or pledge or encumber their Equity Shares. Any future issuances could also dilute the value of shareholder's investment in the Equity Shares and adversely affect the trading price of our Equity Shares. Such securities may also be issued at prices below the Offer Price. We may also issue convertible debt securities to finance our future growth or fund our business activities. In addition, any perception by investors that such issuances or sales might occur may also affect the market price of our Equity Shares.

Further, ordinary shares of par value $0.0001 per share of holding company of our Promoters, Yatra Online, Inc. are listed on Nasdaq and are traded under the symbol "YTRA". For details of shares held by Yatra Online, Inc. in THCL Travel Holding Cyprus Limited., and Asia Consolidated DMC Pte. Ltd., our Promoters, see "*Capital Structure*" and "*Our Promoters and Promoter Group*" on pages 396. Equity Shares to be issued pursuant to Offer, and any future issuance of Equity Shares subsequent to listing of Equity Shares on the Stock Exchanges, may result in dilution of stake of our Promoters in the Company, and will indirectly, also result in dilution of Yatra Online, Inc.'s stake in the Company Dilution of stake pursuant to Offer and issuance of further securities subsequent to listing, may result in an adverse impact on price of Equity Shares and Ordinary Shares and may also have a material impact on ability of Yatra Online, Inc. and our Company to raise additional capital for working capital, loans, acquisitions, debt service requirements, execution of our business strategy and other general corporate purposes.

85. *Investors will not be able to sell immediately on an Indian stock exchange any of the Equity Shares they purchase in the Offer.*

The Equity Shares will be listed on the Stock Exchanges. Pursuant to applicable Indian laws, certain actions must be completed before the Equity Shares can be listed and trading in the Equity Shares may commence. Investors' book entry, or 'demat' accounts with depository participants in India, are expected to be credited within one working day of the date on which the Basis of Allotment is approved by the Stock Exchanges. The Allotment of Equity Shares in the Offer and the credit of such Equity Shares to the applicant's demat account with depository participant could take up to five Working Days from the Bid/ Offer Closing Date and trading in the Equity Shares upon receipt of final listing and trading approvals from the Stock Exchanges is expected to commence within six Working Days of the Bid/ Offer Closing Date. There could be a failure or delay in listing of the Equity Shares on the Stock Exchanges. Any failure or delay in obtaining the approval or otherwise commence trading in the Equity Shares would restrict investors' ability to dispose of their Equity Shares. There can be no assurance that the Equity Shares will be credited to investors' demat accounts, or that trading in the Equity Shares will commence, within the time periods specified in this risk factor. We could also be required to pay interest at the applicable rates if allotment is not made, refund orders are not dispatched or demat credits are not made to investors within the prescribed time periods. Each allottee of the Pre-IPO Placement, as applicable, has been informed that there is no guarantee that the Offer shall be consummated and that the Equity Shares will be listed on the Stock Exchanges pursuant to the Offer.

86. *Holders of Equity Shares may be restricted in their ability to exercise pre-emptive rights under Indian law and thereby may suffer future dilution of their ownership position.*

Under the Companies Act, a company having share capital and incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of equity shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the pre-emptive rights have been waived by adoption of a special resolution. However, if the laws of the jurisdiction the investors are located in, does not permit them to exercise their pre-emptive rights without us filing an offering document or registration statement with the applicable authority in such jurisdiction, the investors will be unable to exercise their pre-emptive rights unless we make such a filing. If we elect not to file a registration statement, the new securities may be issued to a custodian, who may sell the securities for the investor's benefit. The value the custodian receives on the sale of such securities and the related transaction costs cannot be predicted. In addition, to the extent that the investors are unable to exercise pre-emption rights granted in respect of the Equity Shares held by them, their ownership position

will be diluted and their proportional interest in us would be reduced.

87. ***QIBs and Non-Institutional Bidders are not permitted to withdraw or lower their Bids (in terms of quantity of Equity Shares or the Bid amount) at any stage after submitting a bid, and Retail Individual Bidders are not permitted to withdraw their Bids after Bid/Offer Closing Date.***

Pursuant to the SEBI ICDR Regulations, QIBs and Non-Institutional Bidders are required to block the Bid amount on submission of the Bid and are not permitted to withdraw or lower their Bids (in terms of quantity of equity shares or the Bid Amount) at any stage after submitting a Bid. Similarly, Retail Individual Bidders can revise or withdraw their Bids at any time during the Bid/Offer Period and until the Bid/ Offer Closing date, but not thereafter. While we are required to complete all necessary formalities for listing and commencement of trading of the Equity Shares on all Stock Exchanges where such Equity Shares are proposed to be listed, including Allotment, within three Working Days from the Bid/ Offer Closing Date or such other period as may be prescribed by the SEBI, events affecting the investors' decision to invest in the Equity Shares, including adverse changes in international or national monetary policy, financial, political or economic conditions, our business, results of operations, cash flows or financial condition may arise between the date of submission of the Bid and Allotment. We may complete the Allotment of the Equity Shares even if such events occur, and such events may limit the investors' ability to sell the Equity Shares Allotted pursuant to the Offer or cause the trading price of the Equity Shares to decline on listing. Therefore, QIBs and Non-Institutional Bidders will not be able to withdraw or lower their bids following adverse developments in international or national monetary policy, financial, political or economic conditions, our business, results of operations, cash flows or otherwise between the dates of submission of their Bids and Allotment.

88. ***Our Equity Shares have never been publicly traded and may experience price and volume fluctuations following the completion of the Offer, an active trading market for the Equity Shares may not develop, the price of our Equity Shares may be volatile, and you may be unable to resell your Equity Shares at or above the Offer Price or at all.***

Prior to the Offer, there has been no public market for our Equity Shares, and an active trading market may not develop or be sustained after the Offer. Listing and quotation does not guarantee that a market for our Equity Shares will develop or, if developed, the liquidity of such market for the Equity Shares. The Offer Price of the Equity Shares is proposed to be determined through a book building process. This price will be based on numerous factors, as described in the section "*Basis for Offer Price*" on page 191. This price may not necessarily be indicative of the market price of our Equity Shares after the Offer is completed. You may not be able to re-sell your Equity Shares at or above the Offer price and may as a result lose all or part of your investment.

Our Equity Shares are expected to trade on NSE and BSE after the Offer, but there can be no assurance that active trading in our Equity Shares will develop after the Offer, or if such trading develops that it will continue. Investors may not be able to sell our Equity Shares at the quoted price if there is no active trading in our Equity Shares.

There has been significant volatility in the Indian stock markets in the recent past, and the trading price of our Equity Shares after this Offer could fluctuate significantly as a result of market volatility or due to various internal or external risks, including but not limited to those described in this Red Herring Prospectus. The market price of our Equity Shares may be influenced by many factors, some of which are beyond our control, including:

- the failure of security analysts to cover the Equity Shares after this Offer, or changes in the estimates of our performance by analysts;
- the activities of competitors and suppliers;
- future sales of the Equity Shares by us or our shareholders;
- investor perception of us and the industry in which we operate;
- our quarterly or annual earnings or those of our competitors;
- developments affecting fiscal, industrial or environmental regulations;
- the public's reaction to our press releases and adverse media reports; and
- general economic conditions.

A decrease in the market price of our Equity Shares could cause you to lose some or all of your investment.

Further, ordinary shares of par value $0.0001 per share of holding company of our Promoters, Yatra Online, Inc. are listed on Nasdaq and are trade under the symbol "YTRA". We cannot assure you that the offering price of the Equity Shares in the Indian public offering will correspond to the price at which Ordinary Shares trade on Nasdaq in the United States. Any fluctuations in price of Ordinary Shares, may also impact the trading and price of Equity Shares.

89. ***The characteristics of the capital markets in the United States and in India are different, which may cause volatility to the market price of the Equity Shares and Ordinary Shares.***

The Indian Stock Exchanges and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). Further, Equity Shares will not be interchangeable or fungible with Ordinary Shares traded on Nasdaq, and there is no trading or settlement between either Nasdaq on the one hand, and the Indian Stock Exchanges on the other hand. As a result of these differences, the trading prices of Ordinary Shares and Equity Shares might not be the same, even allowing for currency differences. Fluctuations in the price of the Equity Shares due to circumstances peculiar to Indian capital markets, economic and political conditions including impact of COVID-19 pandemic on business and operations could materially and adversely affect the price of the Equity Shares and owing to different characteristics of the equity markets of India and the United States, the historic market prices of Ordinary Shares may not be indicative of the performance of our Company and its Equity Shares after the completion of the Offer.

90. ***Conflicts of interest could arise between the interests of our shareholders and the interests of holders of Ordinary Shares of Yatra Online, Inc., which may impede business decisions that could benefit our shareholders.***

Upon completion of Offer, conflicts of interest could arise on account of common directors on the boards of Yatra Online, Inc. and our Company, and as a result of the relationships between our Company and Yatra Online, Inc. Our directors and officers have duties to Company and its shareholders and to other stockholders under applicable Cayman Islands law in connection with the management of Yatra Online, Inc., which may result in a conflict of interest in allocating potential opportunities, management time, services and other functions between our Company and Yatra Online, Inc. Certain Directors, officers and key personnel are also officers and key personnel of Yatra Online, Inc. which may result in competing demands on their time and resources for addressing the requirements of operations and business of Company and Yatra Online, Inc. which may further lead to (i) conflict of interest, (ii) impede independent business decision making, (iii) result in actions or inactions that are detrimental to business and operation and harm the implementation of the investment objectives. We cannot be sure that directors, officers and key personnel acting on behalf of Yatra Online, Inc. will act in our best interests when deciding on matters relevant for business and operations of our Company. We may not be able to resolve conflicts that may arise in future, in a manner which is in best interests of the shareholders of Equity Shares and Ordinary Shares and can have an adverse impact on our business, operations, and financial position.

91. ***If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, the market price for Ordinary Shares, and Equity Shares proposed to be listed on the Stock Exchanges and trading volume could decline.***

The trading markets for Ordinary Shares and/or Equity Shares will also rely in part on the research reports that equity research analysts publish about the Company or its business. While research analyst is subject to applicable laws including Securities and Exchange Board of India (Research Analysts) Regulations, 2014, we do not control the analysts and reports published by analysts thereof. If research analysts do not initiate coverage on our Company or maintain adequate research coverage of Yatra Online, Inc. or if one or more of the analysts who covers the Company, Yatra Online, Inc. or its business downgrade Ordinary Shares and Equity Shares or publishes inaccurate or unfavorable research about our business, the market price for Ordinary Shares and/or Equity Shares, upon listing, may be adversely impacted. If one or more of these analysts cease coverage of Yatra Online or Company or fail to publish reports or publish complete, accurate, fair reports in accordance with applicable laws, it could have material adverse impact on our business, operations, market price or trading volume for Ordinary Shares and/or Equity Shares, upon listing.

SECTION III: INTRODUCTION

THE OFFER

The following table sets forth details of the Offer:

Equity Shares Offered	
Offer of Equity Shares	Up to [●] Equity Shares, aggregating up to ₹ [●] million
of which:	
Fresh Issue[(1)^]	Up to [●] Equity Shares, aggregating up to ₹ 6,020.00 million
Offer for Sale by Selling Shareholders[(1)(2)]	Up to 12,183,099 Equity Shares, aggregating up to ₹ [●] million
Offer consists of:	
(A) QIB Portion[(4)(5)]	Not less than [●] Equity Shares
of which:	
- Anchor Investor Portion[(5)]	Up to [●] Equity Shares
- Net QIB Portion (assuming Anchor Investor Portion is fully subscribed)	[●] Equity Shares
of which:	
a) Mutual Fund Portion (5% of the Net QIB Portion)	[●] Equity Shares
b) Balance of QIB Portion for all QIBs including Mutual Funds	[●] Equity Shares
(B) Non-Institutional Portion[(4)]	Not more than [●] Equity Shares
(C) Retail Portion[(4)]	Not more than [●] Equity Shares
Pre and post-Offer Equity Shares	
Equity Shares outstanding prior to the Offer (as of the date of this Red Herring Prospectus)	114,521,827 Equity Shares
Equity Shares outstanding after the Offer	[●] Equity Shares
Use of Net Proceeds	See "*Objects of the Offer*" on page 181 for information about the use of the Net Proceeds. Our Company will not receive any proceeds from the Offer for Sale.

^ *Our Company, in consultation with the BRLMs, has undertaken a Pre-IPO Placement of ₹ 620.14 million, by way of rights issue and alloted 2,627,697 Equity Shares to THCL. The size of the Fresh Issue aggregating up to ₹ 7,500.00 million has been reduced by ₹ 1,480.00 million (including the Pre-IPO Placement) and accordingly, the size of the Fresh Issue is for an aggregate amount of up to ₹ 6,020.00 million.*

(1) *The Offer has been authorised by our Board of Directors, pursuant to its resolution dated March 16, 2022 and the Fresh Issue has been authorised by our Shareholders pursuant to their resolution dated March 21, 2022. Further, the Offer has also been approved by the board of directors of YOI.*

(2) *Each of the Selling Shareholder confirms that the Offered Shares have been held by them for a period of at least one year prior to the filing of this Red Herring Prospectus and are accordingly eligible for being offered for sale in the Offer as required by the SEBI ICDR Regulations. Each of the Selling Shareholder has confirmed and approved its participation in the Offer for Sale as set out below. In addition, THCL has received the requisite approval from our and its parent company, YOI.*

S. No.	Name of Selling Shareholder	Number of Equity Shares offered in the Offer for Sale	Date of corporate authorisation/ board resolution	Date of consent letter
Promoter Selling Shareholder				
1.	THCL	Up to 11,751,739 Equity Shares aggregating to ₹ [●] million	March 22, 2022, August 21, 2023, and September 8, 2023	March 24, 2022, August 31, 2023, and September 8, 2023
Investor Selling Shareholder				
2.	Pandara Trust – Scheme I represented	Up to 431,360 Equity Shares aggregating to ₹ [●] million	December 1, 2021	March 24, 2022

	by its trustee Vistra ITCL (India) Limited			

(3) *In accordance with Regulation 8A of the SEBI ICDR Regulations; (i) Selling Shareholders holding, individually or with persons acting in concert, more than 20% of pre-Offer shareholding of the Company (on a fully- diluted basis), shall not exceed more than 50% of their respective pre-Offer shareholding (on a fully- diluted basis) and (ii) Selling Shareholders holding, individually or with persons acting in concert, less than 20% of pre-Offer shareholding of the Company (on a fully- diluted basis), shall not exceed more than 10% of the pre-Offer shareholding of the Company (on a fully- diluted basis).*

(4) *Subject to valid Bids being received at or above the Offer Price, undersubscription, if any, in any category, except the QIB Portion, would be allowed to be met with spill-over from other category or combination of categories, at the discretion of our Company, in consultation with the BRLMs and the Designated Stock Exchange, subject to applicable laws. In case of under-subscription in the Offer, subject to receiving minimum subscription for 90% of the Fresh Issue and compliance with Rule 19(2)(b) of the Securities Contracts (Regulation) Rules, 1957, the Allotment for the valid Bids will be made in the first instance towards subscription for 90% of the Fresh Issue prior to the sale of Equity Shares in the Offer for Sale, provided that post satisfaction of the Minimum Subscription, Equity Shares will be Allotted under the Offer for Sale in proportion to the Offered Shares being offered by the Selling Shareholders. For avoidance of doubt, it is hereby clarified that balance Equity Shares of the Fresh Issue (i.e., 10% of the Fresh Issue) will be offered only once the entire portion of the Offered Shares is Allotted in the Offer.*

(5) *Our Company and Promoter Selling Shareholder, in consultation with the BRLMs, may allocate up to 60% of the QIB Portion to Anchor Investors on a discretionary basis, in accordance with the SEBI ICDR Regulations. One-third of the Anchor Investor Portion will be available for allocation to domestic Mutual Funds only, subject to valid Bids being received at or above the Anchor Investor Allocation Price. In the event of under-subscription or non-Allotment in the Anchor Investor Portion, the balance Equity Shares in the Anchor Investor Portion shall be added back to the QIB Portion. 5% of the Net QIB Portion shall be available for allocation on a proportionate basis to Mutual Funds only, and the remainder of the Net QIB Portion shall be available for allocation on a proportionate basis to all QIB Bidders (other than Anchor Investors), including Mutual Funds, subject to valid Bids being received at or above the Offer Price. In the event the aggregate demand from Mutual Funds is less than as specified above, the balance Equity Shares available for Allotment in the Mutual Fund Portion will be added to the QIB Portion and allocated proportionately to the QIB Bidders (other than Anchor Investors) in proportion to their Bids. For further details, see "Offer Procedure" on page* 566.

Allocation to Bidders in all categories, except the Retail Portion, Non-Institutional and Anchor Investor Portion, if any, shall be made on a proportionate basis, subject to valid Bids received at or above the Offer Price. The Allocation to each Retail Individual Bidder shall not be less than the minimum Bid lot, subject to availability of Equity Shares in Retail Portion, and the remaining available Equity Shares, if any, shall be Allocated on a proportionate basis. The allocation to each Non-Institutional Investor shall not be less than minimum application size as determined in accordance with SEBI ICDR Regulations, subject to the availability of Equity Shares in Non-Institutional Investors' category, and the remaining Equity Shares, if any, shall be allocated on a proportionate basis. For further details, see "*Offer Procedure*" on page 566.

SUMMARY FINANCIAL INFORMATION

The following tables set forth summary financial information of our Company derived from the Restated Consolidated Summary Statements for the Fiscals ended 2023, 2022 and 2021.

The summary financial information presented below should be read in conjunction with "*Restated Consolidated Summary Statements*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" beginning on pages 405, and 477.

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OPERATIONAL AND FINANCIAL METRICS

The following tables set forth operational and financial metrics of our Company for the Fiscals ended 2023, 2022 and 2021. For details, For details see, "*Our Business*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Measures*" on pages 337, and 484 of this Red Herring Prospectus:

(In INR million unless otherwise specified)

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Operational Metrics			
Gross Bookings (1)			
Air Ticketing	56,408.35	27,648.84	13,001.78
Hotels and Packages	8,153.29	3,478.83	1,704.46
Other Services	2,811.04	3,162.25	1,109.56
Total Gross Bookings	**67,372.68**	**34,289.92**	**15,815.80**
Air passengers booked *(count in million)*	5.60	3.71	2.62
Stand-alone hotel room nights booked *(count in million)*	1.75	1.02	0.55
Packages passengers travelled (2) *(count in 1,000)*	19	9	3
Number of active corporate customers *(based on revenue generated) (Count in 1,000)*	3.37	3.20	2.26
Number of active hotels *(based on revenue generated) (Count in 1,000)*	19.23	13.75	11.38
Contribution to Gross Bookings by top five customers	3.38%	5.71%	9.12%
Contribution to Gross Bookings by top ten customers	4.49%	9.40%	14.28%
Financial Metrics			
Adjusted Margin(3)			
Adjusted Margin - Air Ticketing	4,335.30	2,211.07	1,487.50
Adjusted Margin - Hotels and Packages	1,064.73	597.63	336.03
Adjusted Margin - Other Services	177.70	161.49	47.15
Other operating income	421.69	171.96	173.40
Other Income	173.05	207.44	181.66
Revenue from operations (A)	3,801.60	1,980.66	1,254.50
Total Income (4)	3974.65	2188.10	1436.16
Total Income Growth (5) **(Y-o-Y)**	81.65%	52.36%	
Adjusted EBITDA (6) **(B)**	669.69	321.48	(50.62)
Adjusted EBITDA Margin (7) **(C = B/A)**	17.62%	16.23%	(4.04%)
Restated profit/(loss) for the year (D)	76.32	(307.86)	(1,188.63)
Restated profit/(loss) for the year Margin (8) **(E=D/A)**	2.01%	(15.54%)	(94.75%)
Restated Profit/(loss) before tax	121.78	(292.71)	(1,122.33)
Adjusted Margin % (9)			
Adjusted Margin % - Air Ticketing	7.69%	8.00%	11.44%
Adjusted Margin % - Hotels and Packages	13.06%	17.18%	19.71%
Adjusted Margin % - Other Services	6.32%	5.11%	4.25%
Total expenses	3,851.87	2,449.74	2,104.19
Customer inducement and acquisition costs (10)	2,842.45	1,313.63	809.60
Marketing and sales promotion expenses (11)	336.39	124.14	79.60
Adjusted Margin (3) ***(Based on Customer Category)***			
Adjusted Margin (B2B business)	1,575.58	776.65	420.96
Adjusted Margin (B2C business)	4,002.15	2,193.52	1,449.71

(1) Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.

(2) The quantitative data of the numbers of passengers travelled under the packages sold by the company for the relevant year.

(3) We evaluate our financial performance based on Adjusted Margin which represents revenue from operations excluding other operating income after deducting service cost and adding back expenses related to customer inducement and acquisition costs that have been reduced from revenue from operations. Promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred are recorded as reduction from revenue from operations basis in compliance with the accounting standards as per Ind AS. In order to reflect the value of revenue earned, the customer acquisition and inducement cost is added back to determine Adjusted Margin.

(4) Total Income means addition of revenue from operations and other income.

(5) Growth in Total Income (%) is calculated as a percentage of Total Income of the relevant year minus Total Income of the preceding year, divided by Total Income of the preceding year.

(6) Adjusted EBITDA = Restated profit/ (loss) for the year + Tax expense/(benefits) + Finance Costs + Depreciation and Amortisation + Interest Income (bank deposits and others) + Unwinding of discount on other financial assets + Foreign exchange gain (net) + Exceptional items + Share-based payment expenses + Share of (profit)/loss from joint venture + Listing and related expenses.

(7) Adjusted EBITDA Margin = EBITDA / Revenue from operations.

(8) Restated profit/(loss) for the year Margin = Restated profit/(loss) for the year / Revenue from operations.

(9) Adjusted Margin % represents the net margin ratio of the particular product that is Air Ticketing, Hotels and Packages and Other Service and is defined as Adjusted Margin as a percentage of Gross Bookings.

(10) Customer inducement and acquisition costs include costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives.

(11) Marketing and sales promotion expenses include online television, radio and print media advertisement costs as well as event driven promotion cost for the Group's products and services.

SUMMARY OF FINANCIAL INFORMATION OF SUBSIDIARIES

The following tables set forth summary financial information of the following Subsidiaries, compiled from their standalone IND AS financial statements for the Financial Years ended March 31, 2023, March 31, 2022, and March 31, 2021 ("**Subsidiary Summary Financial Information**"):

- Yatra Corporate Hotel Solutions Private Limited
- TSI Yatra Private Limited
- Yatra TG Stays Private Limited
- Yatra Hotel Solutions Private Limited
- Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited)
- Travel.Co.In Private Limited (formerly known as Travel.Co.In Limited)
- Yatra Online Freight Services Private Limited

We have recently incorporated Yatra Middle East L.L.C-FZ, subsidiary of our Company, on February 9, 2023, in line with our strategy to expand our Company's business into new geographic markets outside India. Yatra Middle East L.L.C-FZ will be engaged in principal activity of computer programming, consultancy and related activities, forwarding of freight, arranging and assembling tours that are sold through travel agencies or directly by tour operators, and as on the date of this Red Herring Prospectus, it is yet to commence its operations. Accordingly, summary financial information of Yatra Middle East L.L.C-FZ for Fiscals 2023, 2022, and 2021 is not disclosed in this Red Herring Prospectus. Subsidiary Summary Financial Information has been included in this Red Herring Prospectus, pursuant to SEBI final observation letter dated November 17, 2022. For taking an investment decision, investors shall rely on their own examination of our Company and the Offer, including the risks involved.

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SUMMARY OF FINANCIAL INFORMATION OF THCL TRAVEL HOLDING CYPRUS LIMITED

The following tables set forth summary financial information of our Promoter, THCL Travel Holding Cyprus Limited complied from the unaudited/ management certified financial statements for the calendar years ended December 31, 2022, December 31, 2021, and December 31, 2020:

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THCL TRAVEL HOLDING CYPRUS LIMITED

Unaudited Summary Statement of financial position as at December 31, 2020, 2021 and 2022 (Amount in USD, except per share data and number of shares)

	December 31, 2020 USD	December 31, 2021 USD	December 31, 2022 USD
Assets			
Non-current assets			
Investment	226,918,848	227,918,843	235,418,841
Financial assets at fair value through other comprehensive income	365,079	365,079	365,079
Total Non-current assets	227,283,927	228,283,922	235,783,920
Current assets			
Cash at bank and in hand	607	1,483	1,817
Total current assets	607	1,483	1,817
Total assets	227,284,534	228,285,405	235,785,737
Equity and liabilities			
Equity			
Share capital	7,485	7,485	7,485
Share premium	1,434,126	1,434,126	1,434,126
Accumulated deficit	(940,534)	(955,083)	(971,815)
Fair Value Reserve	(760,921)	(760,921)	(760,921)
Total Equity	(259,844)	(274,393)	(291,125)
Current liabilities			
Trade and other payables	7,944	14,759	16,824
Payables to related companies	227,536,433	228,545,039	236,060,039
Total current liabilities	227,544,378	228,559,798	236,076,863
Total liabilities	227,544,378	228,559,798	236,076,863
Total equity and liabilities	227,284,534	228,285,406	235,785,737

THCL TRAVEL HOLDING CYPRUS LIMITED
Unaudited Summary Statement of profit or loss for the period ended December 31, 2020, 2021 and 2022 (Amount in USD, except per share data and number of shares)

	December 31, 2020	December 31, 2021	December 31, 2022
	USD	USD	USD
Administration expenses	13,561	14,371	15,778
Operating loss	13,561	14,371	15,778
Finance costs	2,189	168	955
Loss before tax	15,751	14,539	16,733
Tax	-	10	-
Net loss for the year	15,751	14,549	16,733
Other comprehensive income	-	-	-
Total comprehensive loss for the year	15,751	14,549	16,733

GENERAL INFORMATION

Registered Office of our Company

B2/101, 1st Floor Marathon Innova
Marathon Nextgen Complex
B Wing, G. Kadam Marg
Opp. Peninsula Corp Park
Lower Parel (West), Mumbai – 400 013
Maharashtra, India
Telephone: +91 22 44357700
E-mail: legal@yatra.com

For details of the changes in our Registered Office, see "*History and Certain Corporate Matters - Changes in our Registered Office*" at page 363.

Corporate Office of our Company

Gulf Adiba, Plot No. 272, 4th Floor,
Udyog Vihar, Phase – II, Sector – 20,
Gurugram – 122008, Haryana, India
Telephone: +91 124 4591700
E-mail: Investors@yatra.com

Company Registration Number and Corporate Identity Number

a. Registration number: 158404
b. Corporate identity number: U63040MH2005PLC158404

The Registrar of Companies

Our Company is registered with the Registrar of Companies, Maharashtra at Mumbai, which is situated at the following address:

100, Everest
Marine Drive
Mumbai – 400 002
Maharashtra
E-mail: roc.mumbai@mca.gov.in

Filing

A copy of the Draft Red Herring Prospectus was filed electronically with SEBI at cfddil@sebi.gov.in, in accordance with the instructions issued by the SEBI on March 27, 2020, in relation to "*Easing of Operational Procedure – Division of Issues and Listing – CFD*", and has also been uploaded on the SEBI intermediary portal at https://siportal.sebi.gov.in as specified in Regulation 25(8) of the SEBI ICDR Regulations and the SEBI ICDR Master Circular.

A copy of this Red Herring Prospectus, along with the material contracts and documents will be filed under Section 32 of the Companies Act, 2013 with the RoC and a copy of the Prospectus to be filed under Section 26 of the Companies Act would be filed with the RoC at its office.

Board of Directors

The following table sets out the brief details of our Board as on the date of this Red Herring Prospectus:

Name and designation on the Board	DIN	Address
Dhruv Shringi	00334986	House number C-84, Inderpuri, Central Delhi, Delhi-110012

Name and designation on the Board	DIN	Address
Whole-time Director and Chief Executive Officer		
Murlidhara Kadaba *Non-Executive Director*	01435701	1003 A, the Magnolias, DLF Golf Links, Phase 5, Sector 42, Gurgaon- 122009, Haryana
Neelam Dhawan *Non-Executive Director*	00871445	C-3/10, DLF City Phase-1, Gurgaon-122002, Haryana
Deepa Misra Harris *Independent Director*	00064912	B- 1103, Vivarea Tower, Sane Guruji Marg, Jacob Circle, Mumbai-400011, Maharashtra
Rohit Bhasin *Independent Director*	02478962	House number D-408, Defence Colony, Lajpat Nagar, Delhi-110024
Ajay Narayan Jha *Independent Director*	02270071	Flat number 12A01, Imperial Tower 3, Jaypee Wish Town, Near Axis Bank, Sector 128, Noida-201304, Uttar Pradesh

For further details of our Board of Directors, see "*Our Management*" on page 378.

Company Secretary and Compliance Officer

Darpan Batra

Company Secretary and Compliance Officer
Gulf Adiba, Plot No. 272, 4th Floor
Udyog Vihar, Phase – II, Sector – 20
Gurugram – 122008, Haryana, India
Telephone: +91 124 4591700
E-mail: darpan.batra@yatra.com

Investor Grievances

Bidders can contact the Company Secretary and Compliance Officer and/or the Registrar to the Offer in case of any pre-Offer or post-Offer related problems such as non-receipt of letters of Allotment, non-credit of Allotted Equity Shares in the respective beneficiary account, non-receipt of refund orders or non-receipt of funds by electronic mode, etc. For all Offer related queries and for redressal of complaints, Bidders may also write to the BRLMs, in the manner provided below.

All Offer related grievances, other than by Anchor Investors, may be addressed to the Registrar to the Offer, with a copy to the relevant Designated Intermediary, with whom the ASBA Form was submitted, quoting the full name of the sole or First Bidder, ASBA Form number, Bidders' DP ID, Client ID, PAN, address of the Bidder, number of Equity Shares applied for, date of ASBA Form, name and address of the relevant Designated Intermediary, where the Bid was submitted and ASBA Account number (for Bidders other than UPI Bidders) in which the amount equivalent to the Bid Amount was blocked or the UPI ID in case of UPI Bidders. Further, the Bidder shall enclose the Acknowledgement Slip or provide the acknowledgement number received from the Designated Intermediaries in addition to the documents/information mentioned hereinabove.

In terms of the SEBI ICDR Master Circular, any ASBA Bidder whose Bid has not been considered for Allotment, due to failure on the part of any SCSB, shall have the option to seek redressal of the same by the concerned SCSB within three months of the date of listing of the Equity Shares. SCSBs are required to resolve these complaints within 15 days, failing which the concerned SCSB would have to pay interest at the rate of 15% per annum for any delay beyond this period of 15 days.

All grievances of the Anchor Investors may be addressed to the Registrar to the Offer, giving full details such as the name of the sole or First Bidder, Bid cum Application Form number, Bidders' DP ID, Client ID, PAN, date of the Bid cum Application Form, address of the Bidder, number of the Equity Shares applied for, name and address of the relevant Designated Intermediary, unique transaction reference number, the name of the relevant bank, Bid Amount paid on submission of the Bid cum Application Form and the name and address of the BRLMs where the Bid cum Application Form was submitted by the Anchor Investor.

All grievances relating to Bids submitted with Registered Brokers, may be addressed to the Stock Exchanges, with a copy to the Registrar to the Offer. Further, Bidders shall also enclose a copy of the Acknowledgment Slip received from the Designated Intermediaries in addition to the information mentioned hereinabove.

Book Running Lead Managers

SBI Capital Markets Limited
1501, 15th floor, A & B Wing,
Parinee Crescenzo, Bandra Kurla Complex,
Bandra (East), Mumbai- 400 051
Maharashtra, India
Telephone: +91 22 4006 9807
E-mail: yatra.ipo@sbicaps.com
Website: www.sbicaps.com
Contact Person: Sambit Rath / Karan Savardekar
SEBI Registration No.: INM000003531

DAM Capital Advisors Limited
One BKC, Tower C, 15th Floor, Unit No. 1511
Bandra Kurla Complex, Bandra (East)
Mumbai – 400 051
Maharashtra, India
Telephone: +91 22 4202 2500
E-mail: yatra.ipo@damcapital.in
Investor Grievance E-Mail: complaint@damcapital.in
Website: www.damcapital.in
Contact Person: Chandresh Sharma
SEBI Registration No.: MB/INM000011336

IIFL Securities Limited
10th Floor, IIFL Centre
Kamala City, Senapati Bapat Marg
Lower Parel (West)
Mumbai – 400 013
Maharashtra, India
Telephone: +91 22 4646 4728
E-mail: yatra.ipo@iiflcap.com
Website: www.iiflcap.com
Contact Person: Pinkesh Soni/ Dhruv Bhagwat
SEBI Registration No.: INM000010940

Syndicate Members

SBICAP Securities Limited
Marathon Futurex, B Wing
Unit No. 1201, 12th Floor
N M Joshi Marg, Lower Parel
Mumbai 400 013
Telephone: +91 22 6931 6204
E-mail: archana.dedhia@sbicapsec.com
Website: www.sbisecurities.com
Contact Person: Archana Dedhia
SEBI Registration No.: INZ000200032

Investec Capital Services (India) Private Limited
1103-04, 11th Floor, B Wing
Parinee Crescenzo, Bandra Kurla Complex
Mumbai 400 051
Telephone: +91 22 6849 7400
E-mail: kunal.naik@investec.co.in
Website: http: //www.investec.com/india.html
Contact Person: Kunal Naik
SEBI Registration No.: INZ000007138

Sharekhan Limited
The Ruby, 18th Floor
29, Senapati Bapat Marg
Dadar (West), Mumbai – 400 028
Maharashtra, India
E-mail: pravin@sharekhan.com / myaccount@sharekhan.com
Telephone: +91 22 6750 2000
Website: www.sharekhan.com
Contact Person: Pravin Darji
SEBI Registration No.: INB231073330 / INB011073351

Statement of *inter-se* allocation of responsibilities among the BRLMs

S. No.	Activity	Responsibility	Coordinator
1.	Capital structuring, due diligence of the Company including its operations/management/business plans/legal etc. Drafting and design of the Draft Red Herring Prospectus, Red Herring Prospectus, Prospectus, abridged prospectus and application form. The BRLMs shall ensure compliance with stipulated requirements and completion of prescribed formalities with the Stock Exchanges, RoC and SEBI including finalisation of Prospectus and RoC filing	BRLMs	SBICAPS
2.	Drafting and approval of all statutory advertisement	BRLMs	SBICAPS
3.	Drafting and approval of all publicity material other than statutory advertisement as mentioned above including corporate advertising, brochure, etc. and filing of media compliance report	BRLMs	DAM Capital
4.	Appointment of intermediaries – Registrar to the Offer, advertising agency, Banker(s) to the Offer, Sponsor Banks, printer and other intermediaries, including coordination of all agreements to be entered into with such intermediaries	BRLMs	IIFL Securities
5.	Preparation of road show presentation and frequently asked questions	BRLMs	DAM Capital
6.	International institutional marketing of the Offer, which will cover, *inter alia*: • marketing strategy; • Finalizing the list and division of investors for one-to-one meetings; and • Finalizing road show and investor meeting schedule	BRLMs	DAM Capital
7.	Domestic institutional marketing of the Offer, which will cover, *inter alia*: • marketing strategy; • Finalizing the list and division of investors for one-to-one meetings; and • Finalizing road show and investor meeting schedule	BRLMs	SBICAPS
8.	Non - institutional and retail marketing of the Offer, which will cover, inter alia: • Finalising media, marketing and public relations strategy; • Finalising centers for holding conferences for brokers, etc.; • Follow - up on distribution of publicity and Issue material including forms, the Prospectus and deciding on the quantum of Issue material; and • Finalising collection centers	BRLMs	IIFL Securities
9.	Coordination with Stock Exchanges for book building software, bidding terminals, mock trading, payment of 1% security deposit (if any), anchor coordination, anchor CAN and intimation of anchor allocation	BRLMs	DAM Capital
10.	Managing the book and finalization of pricing in consultation with the Company	BRLMs	SBICAPS
11.	Post-Offer activities, which shall involve essential follow-up with Bankers to the Issue and SCSBs to get quick estimates of collection and advising Company about the closure of the Offer, based on correct figures, finalisation of the basis of allotment or weeding out of multiple applications, listing of instruments, dispatch of certificates or demat credit and refunds, payment of STT on behalf of the Selling Shareholders and coordination with various agencies connected with the post-Offer activity such as Registrar to the Offer, Bankers to the Offer, Sponsor Banks, SCSBs including responsibility for underwriting arrangements, as applicable. Coordinating with Stock Exchanges and SEBI for submission of all post-Offer reports including the initial and final post-Offer report to SEBI, release of 1% security deposit post closure of the Offer, if any.	BRLMs	IIFL Securities

Legal Counsel to the Company and Promoter Selling Shareholder as to Indian law

J. Sagar Associates
B-303, 3rd Floor, Ansal Plaza
Hudco Place, August Kranti Marg
New Delhi – 110 049, India
Telephone: +91 11 4311 0600

E-mail: home@jsalaw.com

Registrar to the Offer

Link Intime India Private Limited
C-101, 1st Floor, 247 Park,
L.B.S. Marg, Vikhroli (West)
Mumbai 400 083
Maharashtra, India
Tel: +91 810 811 4949
E-mail: yatra.ipo@linkintime.co.in
Website: www.linkintime.co.in
Contact Person: Shanti Gopalkrishnan
SEBI Registration No.: INR000004058

Banker(s) to the Offer

Escrow Collection Bank and Refund Bank

ICICI Bank Limited
Capital Market Division
163, 5th Floor, H.T. Parekh Marg
Churchgate, Mumbai – 400 020
Tel: +91 22 68052182
E-mail: sagar.welekar@icicibank.com/ ipocmg@icicibank.com
Website: www.icicibank.com
Contact Person: Sagar Welekar
SEBI Registration No.: INRI00000004

Public Offer Account Bank

Axis Bank Limited
Hadbast No 76, Orchid Plaza
Shop No 4 & 7, Ground Flr, Sector 54
Gurugram, Haryana – 122 011
Tel: +91 95828 08461
E-mail: sector54gurgaon.branchhead@axisbank.com
Website: axisbank.com
Contact Person: Sheenam Pahwa
SEBI Registration No.: INRI00000017

Sponsor Banks

Axis Bank Limited
Hadbast No 76, Orchid Plaza
Shop No 4 & 7, Ground Flr, Sector 54
Gurugram, Haryana – 122 011
Tel: +91 95828 08461
E-mail: sector54gurgaon.branchhead@axisbank.com
Website: axisbank.com
Contact Person: Sheenam Pahwa
SEBI Registration No.: INRI00000017

ICICI Bank Limited
Capital Market Division
163, 5th Floor, H.T. Parekh Marg
Backbay Reclamation, Churchgate
Mumbai – 400 020
Tel: +91 22 66818911/ 23/ 24
E-mail: sagar.welekar@icicibank.com/ ipo.cmg@icicibank.com

Website: www.icicibank.com
Contact Person: Sagar Welekar
SEBI Registration No.: INRI00000004

Designated Intermediaries

Self-Certified Syndicate Banks

The list of SCSBs notified by SEBI for the ASBA process is available at http://www.sebi.gov.in/sebiweb/other/OtherAction.do?doRecognised=yes on the SEBI wesbite, or at such other website as may be prescribed by SEBI from time to time. A list of the Designated SCSB Branches with which an ASBA Bidder (other than a UPI Bidder), not bidding through Syndicate/Sub Syndicate or through a Registered Broker, RTA or CDP may submit the Bid cum Application Forms, is available at https://www.sebi.gov.in/sebiweb/other/OtherAction.do?doRecognisedFpi=yes&intmId=34 on the SEBI website, or at such other websites as may be prescribed by SEBI from time to time.

SCSBs eligible as Issuer Banks for UPI Mechanism

In accordance with the SEBI RTA Master Circular and the SEBI circular no. SEBI/HO/CFD/DIL2/P/CIR/P/2022/45 dated April 5, 2022, Retail Individual Investors using the UPI Mechanism may only apply through the SCSBs and mobile applications using the UPI handles specified on the website of the SEBI (https://www.sebi.gov.in/sebiweb/other/OtherAction.do?doRecognisedFpi=yes&intmId=40) and updated from time to time. A list of SCSBs and mobile applications, which are live for applying in public issues using UPI mechanism

Syndicate SCSB Branches

In relation to Bids (other than Bids by Anchor Investors and RIIs) submitted to a member of the Syndicate, the list of branches of the SCSBs at the Specified Locations named by the respective SCSBs to receive deposits of Bid cum Application Forms from the members of the Syndicate is available on the website of the SEBI at http://www.sebi.gov.in/sebiweb/other/OtherAction.do?doRecognised=yes&intmId=35, which may be updated from time to time or any such other website as may be prescribed by SEBI from time to time. For more information on such branches collecting Bid cum Application Forms from the Syndicate at Specified Locations, see the website of the SEBI at http://www.sebi.gov.in/sebiweb/other/OtherAction.do?doRecognised=yes&intmId=35 or any such other website as may be prescribed by SEBI from time to time.

Registered Brokers

The list of the Registered Brokers eligible to accept ASBA Forms, including details such as postal address, telephone number and e-mail address, is provided on the websites of the Stock Exchanges at www.bseindia.com and www.nseindia.com, as updated from time to time.

Registrar and Share Transfer Agents

The list of the CRTAs eligible to accept ASBA Forms at the Designated RTA Locations, including details such as address, telephone number and e-mail address, is provided on the websites of the Stock Exchanges at www.bseindia.com/Static/Markets/PublicIssues/RtaDp.aspx? and www.nseindia.com/products/content/equities/ipos/asba_procedures.htm, respectively, as updated from time to time.

Collecting Depository Participants

The list of the CDPs eligible to accept ASBA Forms at the Designated CDP Locations, including details such as their name and contact details, is provided on the websites of the Stock Exchanges at www.bseindia.com/Static/Markets/PublicIssues/RtaDp.aspx? and www.nseindia.com/products/content/equities/ipos/asba_procedures.htm, respectively, as updated from time to time.

Statutory Auditor to our Company

S.R. Batliboi & Associates LLP
4th Floor, Office 405, World Mark – 2,
Asset No. 8, IGI Airport Hospitality District,
Aerocity, New Delhi – 110037
Telephone: +(91 124) 6816070
E-mail: srba@srb.in
Peer Review Certificate Number: 013325
ICAI Firm Registration Number: 101049W/E300004

Changes in Auditors

There has been no change in our statutory auditors in the three years preceding the date of this Red Herring Prospectus.

Bankers to our Company

ICICI Bank Limited
Ecosystem Banking, Unit No. 102, (B,C,D,E)
Time Tower, M.G. Road,
Gurugram - 122001
Haryana, India
Website: : www.icicibank.com
Tel: 0124-66955415
Email: preetam.patnaik@icicibank.com
Contact Person: Preetam Patnaik

Expert to the Offer

Except as stated below, our Company has not obtained any expert opinions:

Our Company has received written consent dated September 8, 2023 from S.R. Batliboi & Associates LLP, Chartered Accountants, to include their name as required under section 26 (1) of the Companies Act, 2013 read with SEBI ICDR Regulations, in this Red Herring Prospectus and as an "expert" as defined under section 2(38) of the Companies Act, 2013 to the extent and in their capacity as our Statutory Auditors, and in respect of their (i) examination report, dated August 31, 2023 on our Restated Financial Information; and (ii) their report dated September 8, 2023 on the statement of tax benefits in this Red Herring Prospectus and such consent has not been withdrawn as on the date of this Red Herring Prospectus. However, the term "expert" shall not be construed to mean an "expert" as defined under the U.S. Securities Act.

Our Company has also received written consent dated September 8, 2023 from Pawan Shubham & Co., Chartered Accountants as required under section 26 (1) of the Companies Act, 2013 read with SEBI ICDR Regulations, to include their name in this Red Herring Prospectus, and as an "expert" as required under section 26 (1) of the Companies Act, 2013 read with SEBI ICDR Regulations to the extent and in their capacity as Independent Chartered Accountants in respect of the reports and certificates provided by them in relation to the Offer.

Grading of the Offer

No credit agency registered with SEBI has been appointed for obtaining grading for the Offer.

Appraising Entity

No appraising entity has been appointed in relation to the Offer.

Monitoring Agency

Our Company has appointed ICRA Limited as the monitoring agency to monitor utilization of the Net Proceeds,in compliance with Regulation 41 of the SEBI ICDR Regulations. Details of the Monitoring Agency are as follows:

ICRA Limited
Electric Mansion, 3F
Appasaheb Marathe Marg
Prabhadevi, Mumbai- 400 025
Tel: +91-22-6169 3300
Email: shivakumar@icraindia.com

For details in relation to the proposed utilisation of the Net Proceeds, please see the section entitled "*Objects of the Offer*" on page 181.

Credit Rating

As the Offer is of Equity Shares, credit rating is not required.

Green Shoe Option

No green shoe option is contemplated under the Offer.

Debenture Trustee

As the Offer is of Equity Shares, the appointment of trustees is not required.

Book Building Process

Book building, in the context of the Offer, refers to the process of collection of Bids from investors on the basis of this Red Herring Prospectus and the Bid cum Application Forms. The Price Band will be decided by our Company and the Promoter Selling Shareholder, in consultation with the BRLMs, and if not disclosed in this Red Herring Prospectus, will be advertised in all editions of Financial Express, an English national daily newspaper with wide circulation, all editions of Jansatta, a Hindi national daily newspaper with wide circulation and the Marathi edition of Navshakti, a Marathi daily newspaper with wide circulation (Marathi being the regional language of Mumbai, where our Registered Office is located), at least two Working Days prior to the Bid/Offer Opening Date and shall be made available to the Stock Exchanges for the purposes of uploading on their respective websites. The Offer Price shall be determined by our Company and the Promoter Selling Shareholder, in consultation with the BRLMs after the Bid/Offer Closing Date.

All investors, other than Anchor Investors, shall only participate through the ASBA process by providing the details of their respective ASBA Account in which the corresponding Bid Amount will be blocked by the SCSBs. UPI Bidders shall participate through the ASBA process by providing the details of their respective ASBA Account in which the corresponding Bid Amount will be blocked by the SCSBs or using the UPI Mechanism. Anchor Investors are not permitted to participate in the Offer through the ASBA process.

In accordance with the SEBI ICDR Regulations, QIBs and Non-Institutional Investors are not permitted to withdraw or lower the size of their Bids (in terms of the quantity of the Equity Shares or the Bid Amount) at any stage. Retail Individual Investors can revise their Bids during the Bid/ Offer Period and withdraw their Bids until the Bid/ Offer Closing Date. Further, Anchor Investors cannot withdraw their Bids after the Anchor Investor Bidding Date. Allocation to QIBs (other than Anchor Investors) will be on a proportionate basis while allocation to Anchor Investors will be on a discretionary basis. For further details, see "*Terms of the Offer*" and "*Offer Procedure*" beginning on pages 557, and 566 respectively.

The Book Building Process and the Bidding process are subject to change from time to time, and the Bidders are advised to make their own judgment about investment through the aforesaid processes prior to submitting a Bid in the Offer.

Bidders should note that the Offer is also subject to obtaining (i) final approval of the RoC after the Prospectus is filed with the RoC; and (ii) final listing and trading approvals from the Stock Exchanges, which our Company shall apply for after Allotment.

For further details on the method and procedure for Bidding, see "*Offer Procedure*" beginning on page 566.

Underwriting Agreement

After the determination of the Offer Price and allocation of Equity Shares but prior to the filing of the Prospectus with the RoC, our Company and the Selling Shareholders will enter into an Underwriting Agreement with the Underwriters for the Equity Shares proposed to be offered through the Offer. Pursuant to the terms of the Underwriting Agreement, the obligations of the Underwriters will be several and will be subject to certain conditions to closing, as specified therein.

The Underwriting Agreement is dated [●]. The Underwriters have indicated their intention to underwrite the following number of Equity Shares:

(This portion has been intentionally left blank and will be filled in before filing of the Prospectus with the RoC)

(₹ in million)

Name, address, telephone and e-mail of the Underwriters	Indicative Number of Equity Shares to be Underwritten	Amount Underwritten
[●]	[●]	[●]

The abovementioned underwriting commitment is indicative and will be finalized after determination of the Offer Price and Basis of Allotment and will be subject to the provisions of the SEBI ICDR Regulations.

In the opinion of our Board of Directors, the resources of the Underwriters are sufficient to enable them to discharge their respective underwriting obligations in full. The Underwriters are registered with the SEBI as a stock broker/merchant banker. Our Board at its meeting held on [●], has accepted and entered into the Underwriting Agreement mentioned above on behalf of our Company.

Allocation among the Underwriters may not necessarily be in proportion to their underwriting commitments. Notwithstanding the above table, the Underwriters shall be severally responsible for ensuring payment with respect to Equity Shares allocated to investors procured by them. Subject to the applicable laws and pursuant to the terms of the Underwriting Agreement, the BRLMs will be responsible for bringing in the amount devolved in the event that the Syndicate Members do not fulfil their underwriting obligations.

CAPITAL STRUCTURE

The share capital of our Company as on the date of this Red Herring Prospectus is set forth below:

(In ₹ except share data)

		Aggregate value at face value	Aggregate value at Offer Price*
A	**AUTHORIZED SHARE CAPITAL****		
	200,000,000 Equity Shares	200,000,000	-
B	**ISSUED, SUBSCRIBED AND PAID-UP SHARE CAPITAL BEFORE THE OFFER**		
	114,521,827 Equity Shares	114,521,827	-
C	**PRESENT OFFER IN TERMS OF THIS RED HERRING PROSPECTUS**		
	Offer of up to [●] Equity Shares	[●]	[●]
	of which		
	Fresh Issue of up to [●] Equity Shares aggregating to ₹ 6,020.00 million (1)^	[●]	[●]
	Offer for Sale of up to 12,183,099 Equity Shares aggregating to ₹ [●] million (2)	[●]	[●]
D	**ISSUED, SUBSCRIBED AND PAID-UP SHARE CAPITAL AFTER THE OFFER**		
	[●] Equity Shares (assuming full subscription in the Offer)	[●]	
E	**SECURITIES PREMIUM ACCOUNT**		
	Before the Offer		16,373,729,566
	After the Offer		[●]

* *To be updated upon finalization of the Offer Price.*

** *For details in relation to changes in the authorized share capital of our Company, see "History and Certain Corporate Matters – Amendments to the Memorandum of Association" on page 364.*

(1) *^ Our Company, in consultation with the BRLMs, has undertaken a Pre-IPO Placement of ₹ 620.14 million, by way of rights issue and alloted 2,627,697 Equity Shares to THCL. The size of the Fresh Issue aggregating up to ₹ 7,500.00 million has been reduced by ₹ 1,480.00 million (including the Pre-IPO Placement) and accordingly, the size of the Fresh Issue is for an aggregate amount of up to ₹ 6,020.00 million.The Offer has been authorized by a resolution of our Board dated March 16, 2022 and the Fresh Issue has been authorized by a special resolution of our Shareholders, dated March 21, 2022. Further, the Offer has also been approved by the board of directors of YOI.*

(2) *For details on the authorization of each of the Selling Shareholders in relation to the Offered Shares, see "The Offer" on page 82.*

1. Notes to the Capital Structure

Equity Share Capital history of our Company

(a) The following table sets forth the history of the Equity Share capital of our Company.

Date of allotment	Nature of allotment	Name of the Allottees	Category of Allottee	Number of equity shares allotted	Cumulative number of equity shares	Face value per equity share (₹)	Issue price per equity share (₹)	Nature of consideration	Cumulative paid-up Equity Share capital (₹)
December 28, 2005	Initial subscription to MOA	NDA Corporate Services Private Limited	Subscriber to MOA	10,000(1)	10,000	10	10	Cash	100,000
March 23, 2007	Further issue	THCL Travel Holding	Promoter	40,000	50,000	10	10	Cash	500,000

Date of allotment	Nature of allotment	Name of the Allottees	Category of Allottee	Number of equity shares allotted	Cumulative number of equity shares	Face value per equity share (₹)	Issue price per equity share (₹)	Nature of consideration	Cumulative paid-up Equity Share capital (₹)
		Cyprus Limited							
March 7, 2008	Further issue	THCL Travel Holding Cyprus Limited	Promoter	1,750,000	1,800,000	10	300.37	Cash	18,000,000
May 22, 2008	Further issue	THCL Travel Holding Cyprus Limited	Promoter	875,000	2,675,000	10	308	Cash	26,750,000
December 9, 2008	Further issue	THCL Travel Holding Cyprus Limited	Promoter	1,756,624	4,431,624	10	312.50	Cash	44,316,240
October 15, 2010	Further issue	THCL Travel Holding Cyprus Limited	Promoter	102,404	4,534,028	10	1,000	Cash	45,340,280
July 26, 2011	Further issue	THCL Travel Holding Cyprus Limited	Promoter	929,852	5,463,880	10	2,000	Cash	54,638,800
March 7, 2012	Further issue	THCL Travel Holding Cyprus Limited	Promoter	21,161	5,485,041	10	2,500	Cash	54,850,410
December 21, 2012	Further issue	THCL Travel Holding Cyprus Limited	Promoter	329,385	5,814,426	10	2,500	Cash	58,144,260
March 31, 2014	Further issue	THCL Travel Holding Cyprus Limited	Promoter	15,656	5,830,082	10	1,782	Cash	58,300,820
March 31, 2014	Further issue	Asia Consolidated DMC Pte Ltd	Promoter	520,934	6,351,016	10	1,782	Cash	63,510,160
May 9, 2014	Further issue	Vistra ITCL(India) Limited (formerly known as IL & FS Trust Limited) (acting as trustee for Pandara Trust – Scheme I)	Non Promoter	33,067	6,384,083	10	1,782	Cash	63,840,830

Date of allotment	Nature of allotment	Name of the Allottees	Category of Allottee	Number of equity shares allotted	Cumulative number of equity shares	Face value per equity share (₹)	Issue price per equity share (₹)	Nature of consideration	Cumulative paid-up Equity Share capital (₹)
May 9, 2014	Further issue	Network18 Media and Investments Limited (formerly known as Capital 18 Fincap Private Limited)	Non Promoter	50,614	6,434,697	10	1,782	Cash	64,346,970
September 19, 2014	Further issue	Asia Consolidated DMC Pte Ltd	Promoter	23,934	6,458,631	10	1,782	Cash	64,586,310
May 26, 2015	Further issue	Asia Consolidated DMC Pte Ltd	Promoter	233,513	6,692,144	10	1,892	Cash	66,921,440
May 26, 2015	Further issue	IL & FS Trust Limited (acting as trustee for Pandara Trust – Scheme I)	Non Promoter	10,069	6,702,213	10	1,892	Cash	67,022,130
May 26, 2015	Further issue	Network18 Media and Investments Limited	Non Promoter	58,734	6,760,947	10	1,892	Cash	67,609,470
September 24, 2015	Further issue	Asia Consolidated DMC Pte Ltd	Promoter	245,576	7,006,523	10	1,950	Cash	70,065,230
November 12, 2015	Further issue	Asia Consolidated DMC Pte Ltd	Promoter	84,589	7,091,112	10	1,950	Cash	70,911,120
February 16, 2017	Further issue	THCL Travel Holding Cyprus Limited	Promoter	1,367,414	8,458,526	10	3,062	Cash	84,585,260
August 7, 2017	Further issue	THCL Travel Holding Cyprus Limited	Promoter	126,309	8,584,835	10	3,062	Cash	85,848,350
July 18, 2018	Further issue	THCL Travel Holding Cyprus Limited	Promoter	340,661	8,925,496	10	2,457	Cash	89,254,960
August 7, 2018	Further issue	THCL Travel Holding	Promoter	364,059	9,289,555	10	2,457	Cash	92,895,550

Date of allotment	Nature of allotment	Name of the Allottees	Category of Allottee	Number of equity shares allotted	Cumulative number of equity shares	Face value per equity share (₹)	Issue price per equity share (₹)	Nature of consideration	Cumulative paid-up Equity Share capital (₹)
		Cyprus Limited							
November 2, 2018	Further issue	THCL Travel Holding Cyprus Limited	Promoter	287,280	9,576,835	10	2,457	Cash	95,768,350
March 15, 2019	Further issue	THCL Travel Holding Cyprus Limited	Promoter	651,619	10,228,454	10	1,845	Cash	102,284,540
May 17, 2019	Further issue	THCL Travel Holding Cyprus Limited	Promoter	300,583	10,529,037	10	1,845	Cash	105,290,370
July 31, 2019	Further issue	THCL Travel Holding Cyprus Limited	Promoter	94,051	10,623,088	10	1,845	Cash	106,230,880
January 7, 2021	Further issue	THCL Travel Holding Cyprus Limited	Promoter	467,196	11,090,284	10	636	Cash	110,902,840
June 25, 2021	Further issue	THCL Travel Holding Cyprus Limited	Promoter	89,590	11,179,874	10	834	Cash	111,798,740
September 29, 2021	Further issue[(2)]	Reliance Retail Limited	Non Promoter	9,539	11,189,413	10	834	Consideration other than cash	111,894,130
Pursuant to the resolution passed by our Shareholders' dated November 30, 2021, the authorised share capital of our Company was increased from ₹ 150,000,000 divided into 15,000,000 equity shares of face value of ₹ 10 each to ₹200,000,000 divided into 20,000,000 equity shares of face value of ₹ 10 each									
Pursuant to the resolution passed by our Board dated December 8, 2021 and our Shareholders dated December 9, 2021, the authorised share capital of our Company was sub-divided from ₹ 200,000,000 divided into 20,000,000 equity shares of face value of ₹ 10 each to ₹200,000,000 divided into 200,000,000 equity shares of face value of ₹ 1 each.									
December 10, 2022	Rights issue	THCL Travel Holding Cyprus Limited	Promoter	2,627,697	114,521,827	1	236	Cash	114,521,827

[(1)] NDA Corporate Services Private Limited was allotted 10,000 equity shares, including one equity share being held by Prerak Hora on behalf of and as nominee of NDA Corporate Services Private Limited.

[(2)] On September 26, 2016, our Company entered into a preload agreement with Reliance Retail Limited. Pursuant to the preload agreement, Reliance Retail Limited has agreed to pre-install the Yatra mobile applications on Reliance Jio LYF smartphones for consideration to be settled in equity shares of our Company. Subsequently, our Company and Reliance Retail Limited (the "Investor") entered into the RRL Share Subscription Agreement pursuant to which Reliance Retail Limited subscribed to 9,539 fully paid-up equity shares of our Company of face value of ₹ 10 each and at a premium of ₹ 824 each.

(b) Our Company has not issued any preference shares since its incorporation.

2. Our Company has not issued any Equity Shares out of revaluation of reserves since its incorporation.

3. Except as stated below, our Company has not issued any Equity Shares for consideration other than cash or pursuant to any bonus issue since its incorporation:

Date of allotment	Nature of allotment	Number of Equity Shares allotted	Face value per equity share (₹)	Issue price per Equity Share (₹)	Nature of consideration
September 29, 2021	Further issue*	9,539	10	834	Consideration other than cash

* *On September 26, 2016, our Company entered into a preload agreement with Reliance Retail Limited. Pursuant to the preload agreement, Reliance Retail Limited has agreed to pre-install the Yatra mobile applications on Reliance Jio LYF smartphones for consideration to be settled in equity shares of our Company. Subsequently, our Company and Reliance Retail Limited (the "Investor") entered into the RRL Share Subscription Agreement pursuant to which Reliance Retail Limited subscribed to 9,539 fully paid-up equity shares of our Company of face value of ₹ 10 each, at a premium of ₹ 824 each, for a total consideration of ₹ 7.95 million.*

4. Our Company has not allotted any Equity Shares pursuant to any scheme approved under Sections 391 to 394 of the Companies Act, 1956 or Sections 230 to 234 of the Companies Act, 2013, as applicable.

5. Except as disclosed in "*– Equity Share Capital history of our Company*", our Company has not issued any Equity Shares in the last one year preceding the date of this Red Herring Prospectus at a price which may be lower than the Offer Price.

6. **History of the Equity Share capital held by our Promoters**

As on the date of this Red Herring Prospectus, our Promoters (along with their respective nominees) hold, in aggregate, 112,901,597 Equity Shares, which constitutes 98.59% of the issued, subscribed and paid-up Equity Share capital of our Company.

a. Build-up of the shareholding of our Promoters in our Company

The details regarding the shareholding of our Promoters since incorporation of our Company is set forth in the table below:

Date of allotment/ Transfer/ Transmission	Nature of allotment	Number of Equity Shares	Nature of consideration	Face value per Equity Share (₹)	Issue price/ Transfer price per Equity Share (₹)	Percentage of the pre-Offer capital (%)	Percentage of the post-Offer capital (%)
THCL Travel Holding Cyprus Limited							
March 23, 2007	Transfer from NDA Corporate Services Private Limited	10,000	Cash	10	10	0.09	[•]
March 23, 2007	Transfer of legal interest in one Equity Share but not the beneficial interest to Yatra Online, Inc. to be held on behalf of and from THCL	(1)	N.A.	10	N.A.	Negligible	[•]
March 23, 2007	Further Issue	40,000	Cash	10	10	0.35	[•]
March 07, 2008	Further Issue	1,750,000	Cash	10	300.37	15.63	[•]
May 22, 2008	Further Issue	875,000	Cash	10	308	7.81	[•]

Date of allotment/ Transfer/ Transmission	Nature of allotment	Number of Equity Shares	Nature of consideration	Face value per Equity Share (₹)	Issue price/ Transfer price per Equity Share (₹)	Percentage of the pre-Offer capital (%)	Percentage of the post-Offer capital (%)
December 09, 2008	Further Issue	1,756,624	Cash	10	312.50	15.69	[•]
October 15, 2010	Further Issue	102,404	Cash	10	1,000	0.91	[•]
July 26, 2011	Further Issue	929,852	Cash	10	2,000	8.31	[•]
March 07, 2012	Further Issue	21,161	Cash	10	2,500	0.18	[•]
December 21, 2012	Further Issue	329,385	Cash	10	2,500	2.94	[•]
March 31, 2014	Further Issue	15,656	Cash	10	1,782	0.13	[•]
February 16, 2017	Further Issue	1,367,414	Cash	10	3,062	12.22	[•]
August 07,2017	Further Issue	126, 309	Cash	10	3,062	1.12	[•]
July 18, 2018	Further Issue	340,661	Cash	10	2,457	3.04	[•]
August 07, 2018	Further Issue	364,059	Cash	10	2,457	3.25	[•]
November 02, 2018	Further Issue	287,280	Cash	10	2,457	2.56	[•]
March 15, 2019	Further Issue	651,619	Cash	10	1,845	5.82	[•]
May 17, 2019	Further Issue	300,583	Cash	10	1,845	2.68	[•]
July 31, 2019	Further Issue	94,051	Cash	10	1,845	0.84	[•]
January 07, 2021	Further Issue	467,196	Cash	10	636	4.17	[•]
June 25, 2021	Further Issue	89,590	Cash	10	834	0.80	[•]
November 1, 2021	Transfer of legal interest in one Equity Share but not the beneficial interest to Dhruv Shringi to be held on behalf of and from THCL	(1)	N.A.	10	N.A.	Negligible	[•]
Pursuant to the resolution passed by our Board dated December 8, 2021 and our Shareholders dated December 9, 2021, 9,918,844 equity shares of the face value of ₹ 10 each, aggregating to ₹ 99.19 million was sub-divided into 99,188,440 Equity Shares of face value of ₹ 1 each							
February 7, 2022	Transfer of legal interest in one Equity Share but not the beneficial interest to Manish Amin to be held on behalf of and from THCL	(1)	N.A.	1	N.A.	Negligible	[•]
December 10, 2022	Rights issue	2,627,697	Cash	1	236	2.29	[•]

Date of allotment/ Transfer/ Transmission	Nature of allotment	Number of Equity Shares	Nature of consideration	Face value per Equity Share (₹)	Issue price/ Transfer price per Equity Share (₹)	Percentage of the pre-Offer capital (%)	Percentage of the post-Offer capital (%)
Sub-total		**101,816,137***				**88.91**	
Asia Consolidated DMC Pte. Ltd.							
March 31, 2014	Further Issue	520,934	Cash	10	1782	4.66	[•]
September 19, 2014	Further Issue	23,934	Cash	10	1782	0.21	[•]
May 26, 2015	Further Issue	233,513	Cash	10	1892	2.09	[•]
September 24, 2015	Further Issue	245,576	Cash	10	1950	2.20	[•]
November 12, 2015	Further Issue	84,589	Cash	10	1950	0.76	[•]
Pursuant to the resolution passed by our Board dated December 8, 2021 and our Shareholders dated December 9, 2021, 1,108,546 equity shares of the face value of ₹ 10 each, aggregating to ₹ 11.09 million was sub-divided into 11,085,460 Equity Shares of face value of ₹ 1 each							
Sub-total		**11,085,460**				**9.68**	
Grand Total		**112,901,597**				**98.59**	

**Including ten Equity Shares held by Dhruv Shringi and one Equity Share held by Manish Amin, on behalf and as nominees of THCL Travel Holding Cyprus Limited.*

All the Equity Shares held by our Promoters were fully paid-up on the respective dates of acquisition of such Equity

b. Shareholding of our Promoters and Promoter Group

Except our Promoters (including their nominees), none of the members of our Promoter Group, or directors of our corporate Promoters hold any Equity Shares as of the date of this Red Herring Prospectus.

c. Details of Promoters' contribution and lock-in

(i) Pursuant to Regulations 14 and 16 of the SEBI ICDR Regulations, an aggregate of 20% of the fully diluted post- Offer Equity Share capital of our Company held by our Promoters, shall be locked in for a period of 18 months as minimum Promoter's contribution from the date of Allotment ("**Minimum Promoters' Contribution**") and the shareholding of our Promoters in our Company in excess of the Minimum Promoters' Contribution shall be locked in for a period of six months from the date of Allotment, including any unsubscribed portion of the Offer for Sale.

(ii) Details of the Equity Shares to be locked-in for 18 months from the date of Allotment as Minimum Promoters' Contribution are set forth in the table below:

Name of Promoter	Number of Equity Shares locked-in*	Date of allotment/ transfer of Equity Shares and when made fully paid-up	Nature of transaction	Face Value per equity share (₹)	Issue/ Acquisition price per equity share (₹)	Percentage of the pre-Offer paid-up capital (%)	Percentage of the post-Offer paid-up capital (%)
THCL Travel Holding	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]

Name of Promoter	Number of Equity Shares locked-in*	Date of allotment/ transfer of Equity Shares and when made fully paid-up	Nature of transaction	Face Value per equity share (₹)	Issue/ Acquisition price per equity share (₹)	Percentage of the pre-Offer paid-up capital (%)	Percentage of the post-Offer paid-up capital (%)
Cyprus Limited							
Sub-total	[●]					[●]	[●]
Asia Consolidated DMC Pte. Ltd.	[●]	[●]	[●]	[●]	[●]	[●]	[●]
	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Sub-total	[●]					[●]	[●]
Total	[●]					[●]	[●]

** To be updated prior to filing of the Prospectus with the RoC.*

Our Promoters have given their consent to include such number of Equity Shares held by them as disclosed above, constituting the Minimum Promoters' Contribution and have agreed not to sell, transfer, charge, pledge or otherwise encumber in any manner the Minimum Promoters' Contribution from the date of filing this Red Herring Prospectus, until the expiry of the lock-in period specified above, or for such other time as required under SEBI ICDR Regulations, except as may be permitted, in accordance with the SEBI ICDR Regulations.

(iii) Our Company undertakes that the Equity Shares that are being locked-in are not and will not be, ineligible for computation of Minimum Promoters' Contribution in terms of Regulation 15 of the SEBI ICDR Regulations. In this connection, our Company confirms the following:

(a) The Equity Shares offered for Minimum Promoters' Contribution do not include Equity Shares acquired during the three immediately preceding years (i) for consideration other than cash, and revaluation of assets or capitalisation of intangible assets, (ii) pursuant to a bonus issue out of revaluation reserves or unrealised profits of our Company or from a bonus issue against Equity Shares, which are otherwise ineligible for computation of Minimum Promoters' Contribution;

(b) The Minimum Promoters' Contribution does not include any Equity Shares acquired during the immediately preceding one year at a price lower than the price at which the Equity Shares are being offered to the public in the Offer;

(c) Our Company has not been formed by the conversion of one or more partnership firms or a limited liability partnership firm;

(d) The Equity Shares forming part of the Minimum Promoters' Contribution are not subject to any pledge or encumbrance; and

(e) All the Equity Shares held by our Promoters shall be held in dematerialised form.

d. Details of Equity Shares held by persons other than Promoters locked-in for six months

In terms of Regulation 17 of the SEBI ICDR Regulations, the entire pre-Offer Equity Share capital held by persons other than our Promoters (including those Equity Shares held by our Promoters in excess of the Minimum Promoters' Contribution) shall be locked-in for a period of six months from the date of Allotment in the Offer, except Offered Shares and any other categories of shareholders exempted under Regulation 17 of the SEBI ICDR Regulations. Any unsubscribed portion of the Offered Shares, other than of shareholders exempted under Regulation 17, would also be locked-in for a period of six months from the date of Allotment in the Offer as required under Regulation 17 of the SEBI ICDR Regulations.

e. ***Lock-in of Equity Shares Allotted to Anchor Investors***

Any Equity Shares Allotted to Anchor Investors in the Anchor Investor Portion shall be locked in the following manner: There shall be a lock-in of 90 days on 50% of the Equity Shares Allotted to the Anchor Investors from the date of Allotment, and a lock-in of 30 days on the remaining 50% of the Equity Shares Allotted to the Anchor Investors from the date of Allotment.

f. ***Other lock-in requirements:***

Pursuant to Regulation 22 of the SEBI ICDR Regulations, Equity Shares held by our Promoters and locked-in may be transferred to and amongst the members of our Promoter Group or to any new promoter, subject to continuation of the lock-in in the hands of the transferees for the remaining period and compliance with the SEBI Takeover Regulations, as applicable.

Pursuant to Regulation 21 of the SEBI ICDR Regulations, Equity Shares held by our Promoter and locked-in, as mentioned above, may be pledged as collateral security for a loan granted by a scheduled commercial bank, a public financial institution, NBFC-SI or a housing finance company, subject to the following:

(i) with respect to the Equity Shares locked-in for six months from the date of Allotment, such pledge of the Equity Shares must be one of the terms of the sanction of the loan; and

(ii) with respect to the Equity Shares locked-in as Minimum Promoter's Contribution for 18 months from the date of Allotment, the loan must have been granted to our Company for the purpose of financing one or more of the objects of the Offer, which is not applicable in the context of this Offer.

In terms of Regulation 22 of the SEBI ICDR Regulations, the Equity Shares held by persons other than the Promoter and locked-in for a period of six months from the date of Allotment in the Offer may be transferred to any other person holding the Equity Shares which are locked-in, subject to continuation of the lock-in in the hands of transferees for the remaining period and compliance with the SEBI Takeover Regulations. However, it should be noted that the Offered Shares which will be transferred pursuant to the Offer for Sale shall not be subject to lock-in. Any unsubscribed portion of the Equity Shares offered pursuant to the Offer for Sale will be locked-in as required under the SEBI ICDR Regulations.

7. ***Shareholding Pattern of our Company***

The table below presents the shareholding pattern of our Company as on the date of this Red Herring Prospectus.

Category (I)	Category of Shareholder (II)	Number of Shareholders (III)	Name of the Shareholders (IV)	Number of fully paid-up Equity Shares held (V)	Number of Partly paid-up Equity Shares held (VI)	Number of shares underlying Depository Receipts (VII)	Total number of shares held (VIII) =(V)+(VI)+ (VII)	Shareholding as a % of total number of shares (calculated as per SCRR, 1957) (IX) As a % of (A+B+C2)	Number of Voting Rights held in each class of securities (X)				Number of shares Underlying Outstanding convertible securities (including Warrants) (XI)	Shareholding, as a % assuming full conversion of convertible securities (as a percentage of diluted share capital) (XII)= (VIII)+(XI) As a % of (A+B+C2)	Number of Locked in shares (XIII)		Number of Shares pledged or otherwise encumbered (XIV)		Number of equity shares held in dematerialized form (XV)
									Number of Voting Rights			Total as a % of (A+B+ C)			Number (a)	As a % of total Shares held (b)	Number (a)	As a % of total Shares held (b)	
									Class e g: Equity Shares	Class e g: Others	Total								
(A)	Promoter	4	1. THCL Travel Holding Cyprus Ltd.	101,816,126	-	-	101,816,126	88.91	101,816,126	-	101,816,126	88.91	-	88.91	-	-	-	-	101,816,126
			2.Asia Consolidated DMC Pte. Ltd.	11,085,460	-	-	11,085,460	9.68	11,085,460	-	11,085,460	9.68	-	9.68	-	-	-	-	11,085,460
			3.Dhruv Shringi*	10	-	-	10	-	10	-	10	-	-	-	-	-	-	-	10
			4.Manish Amin*	1	-	-	1	-	1	-	1	-	-	-	-	-	-	-	1
(B)	Promoter Group	–	-	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
(C)	Public	–	-	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
(D)	Non-Promoter Non-Public	3	1.Vistra ITCL (India) Limited acting as the trustee for Pandara Trust Scheme I	431,360	–	–	431,360	0.38	431,360		431,360	0.38	–	0.38	–	–	–	–	431,360
			2. Network18 Media & Investments Limited	1,093,480	–	–	1,093,480	0.95	1,093,480		1,093,480	0.95	–	0.95	–	–	–	–	1,093,480
			3.Reliance Retail Limited	95,390	–	–	95,390	0.08	95,390		95,390	0.08	–	0.08	–	–	–	–	95,390
(D1)	Shares underlying DRs	–		–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Category (I)	Category of Shareholder (II)	Number of Shareholders (III)	Name of the Shareholders (IV)	Number of fully paid-up Equity Shares held (V)	Number of Partly paid-up Equity Shares held (VI)	Number of shares underlying Depository Receipts (VII)	Total number of shares held (VIII) =(V)+(VI)+ (VII)	Shareholding as a % of total number of shares (calculated as per SCRR, 1957) (IX) As a % of (A+B+C2)	Number of Voting Rights held in each class of securities (X)				Number of shares Underlying Outstanding convertible securities (including Warrants) (XI)	Shareholding, as a % assuming full conversion of convertible securities (as a percentage of diluted share capital) (XII)= (VIII)+(XI) As a % of (A+B+C2)	Number of Locked in shares (XIII)		Number of Shares pledged or otherwise encumbered (XIV)		Number of equity shares held in dematerialized form (XV)
									Number of Voting Rights			Total as a % of (A+B+ C)			Number (a)	As a % of total Shares held (b)	Number (a)	As a % of total Shares held (b)	
									Class e g: Equity Shares	Class e g: Others	Total								
(D2)	Shares held by Employee Trusts	–		–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
	Total	7			–	–	114,521,827	100	114,521,827	–	114,521,827	100	–	100	–	–	–	–	114,521,827

*On behalf and as nominees of THCL Travel Holding Cyprus Limited.. However, Dhruv Shringi and Manish Amin are neither the Promoters nor a member of the Promoter Group.

8. The BRLMs and their respective associates (as defined under the SEBI Merchant Bankers Regulations) do not hold any Equity Shares as on the date of this Red Herring Prospectus. The BRLMs and their respective affiliates may engage in transactions with and perform services for our Company in the ordinary course of business or may in the future engage in commercial banking and investment banking transactions with our Company and/or our Subsidiaries, for which they may in the future receive customary compensation.

9. Except ten Equity Shares held by Dhruv Shringi and one Equity Share held by Manish Amin, on behalf and as nominees of THCL Travel Holding Cyprus Limited, none of our Directors, Key Managerial Personnel and Senior Management Personnel have any shareholding in our Company.

10. ***Details of equity shareholding of the major equity Shareholders of our Company***

(a) As on the date of the filing of this Red Herring Prospectus, our Company has seven Shareholders.

(b) Set forth below are details of shareholders holding 1% or more of the pre-Offer paid-up Equity Share capital of our Company as on the date of filing of this Red Herring Prospectus:

No.	Name of the Shareholder	No. of Equity Shares	Percentage of the pre-Offer Equity Share capital (%)
1.	THCL Travel Holding Cyprus Limited	101,816,137*	88.91
2.	Asia Consolidated DMC Pte. Ltd.	11,085,460	9.68
	Total	**112,901,597**	**98.59**

**Including ten Equity Shares held by Dhruv Shringi and one Equity Share held by Manish Amin, on behalf and as nominees of THCL Travel Holding Cyprus Limited.*

(c) Set forth below are details of shareholders holding 1% or more of the pre-Offer paid-up Equity Share capital of our Company as on 10 days prior to the date of filing of this Red Herring Prospectus:

No.	Name of the Shareholder	No. of Equity Shares	Percentage of the pre-Offer Equity Share capital (%)
1.	THCL Travel Holding Cyprus Limited	101,816,137*	88.91
2.	Asia Consolidated DMC Pte. Ltd.	11,085,460	9.68
	Total	**112,901,597**	**98.59**

**Including ten Equity Shares held by Dhruv Shringi and one Equity Share held by Manish Amin, on behalf and as nominees of THCL Travel Holding Cyprus Limited.*

(d) Set forth below are details of shareholders holding 1% or more of the pre-Offer paid-up Equity Share capital of our Company as on the date one year prior to the date of filing of this Red Herring Prospectus:

No.	Name of the Shareholder	No. of equity shares	Percentage of the pre-Offer equity share capital (%)
1.	THCL Travel Holding Cyprus Limited	99,188,440*	88.64
2.	Asia Consolidated DMC Pte. Ltd.	11,085,460	9.91
	Total	**110,273,900**	**98.55**

**Including ten Equity Shares held by Dhruv Shringi and one Equity Share held by Manish Amin, on behalf and as nominees of THCL Travel Holding Cyprus Limited.*

(e) Set forth below is a list of Shareholders holding 1% or more of the paid-up Share Capital of our Company, on a fully diluted basis, as of two years prior to the date of filing of this Red Herring Prospectus.

No.	Name of the Shareholder	No. of equity shares of face value of ₹ 10 each	Percentage of the pre-Offer equity share capital (%)
1.	THCL Travel Holding Cyprus Limited	9,918,844*	88.72
2.	Asia Consolidated DMC Pte. Ltd.	1,108,546	9.92
	Total	**11,027,390**	**98.64**

**Including one equity share of face value of ₹ 10 held by Yatra Online, Inc. on behalf and as nominees of THCL Travel Holding Cyprus Limited.*

11. There have been no financing arrangements whereby our Promoters, members of our Promoter Group, our Directors and their relatives have financed the purchase by any other person of securities of our Company, other than in the normal course of business of the financing entity during a period of six months immediately preceding the date of filing of the Draft Red Herring Prospectus and this Red Herring Prospectus.

12. Our Company does not have any employee stock option schemes as on the date of this Red Herring Prospectus.

13. Our Company, Directors, and the BRLMs have not entered any buy-back arrangement for the purchase of Equity Shares of our Company.

14. All the Equity Shares held by our Promoters and members of Promoter Group are in dematerialised form.

15. Our Promoters, members of our Promoter Group, our Directors or our Directors' relatives have not purchased or sold any securities of our Company during the six months prior to the date of filing this Red Herring Prospectus.

16. There shall be only one denomination of the Equity Shares, unless otherwise permitted by law.

17. No person connected with the Offer, including but not limited to, our Company, the members of the Syndicate, our Directors, Promoters or the members of our Promoter Group, shall offer in any manner whatsoever any incentive, whether direct or indirect, in cash, in kind or in services or otherwise to any Bidder for making a Bid.

18. As on the date of this Red Herring Prospectus, none of the Equity Shares held by our Promoters and members of our Promoter Group are pledged or otherwise encumbered. Further, none of the Equity Shares being offered for sale through the Offer for Sale are pledged or otherwise encumbered, as on the date of this Red Herring Prospectus.

19. The Equity Shares are fully paid-up and there are no partly paid-up Equity Shares as on the date of this Red Herring Prospectus.

20. The Equity Shares issued pursuant to the Offer shall be fully paid-up at the time of Allotment, failing which, no Allotment shall be made.

21. There are no outstanding warrants, options or rights to convert debentures, loans or other convertible instruments into Equity Shares as on the date of this Red Herring Prospectus.

22. Except for the Pre-IPO Placement, there will be and have been no further issue of Equity Shares whether by way of issue of bonus shares, preferential allotment, rights issue or in any other manner during the period commencing from filing of the Draft Red Herring Prospectus with SEBI until the Equity Shares have been listed on the Stock Exchanges.

23. Except for the Fresh Issue, our Company presently does not intend or propose to alter its capital structure for a period of six months from the Bid/Offer Opening Date, by way of split or consolidation of the denomination of Equity Shares, or further issue of Equity Shares (including issue of securities convertible into or exchangeable for, directly or indirectly into Equity Shares), whether on a preferential basis or issue of bonus or rights or further public issue of Equity Shares or otherwise.

24. Other than to the extent of the Equity Shares being offered by our Promoter, THCL, none of our other Promoters or members of our Promoter Group will submit Bids or otherwise participate in the Offer.

25. Our Company shall ensure that any transactions in the Equity Shares by our Promoters and our Promoter Group during the period between the date of filing of this Red Herring Prospectus and the date of closure of the Offer shall be reported to the Stock Exchanges within 24 hours of the transactions.

26. As required under Regulation 20 of the SEBI ICDR Regulations, our Company shall ensure that the details

of the Equity Shares locked-in are recorded by the relevant Depository.

27. Except as disclosed in "*Capital Structure – Notes to Capital Structure – Equity Share Capital History of our Company*", Our Company has not undertaken any public issue of securities or any rights issue of any kind or class of securities since its incorporation.

OBJECTS OF THE OFFER

The Offer comprises of a Fresh Issue of up to [●] Equity Shares, aggregating up to ₹ 6,020.00 million by our Company and an Offer for Sale of up to 12,183,099 Equity Shares, aggregating up to ₹ [●] million, comprising up to 11,751,739 Equity Shares by Promoter Selling Shareholder aggregating up to ₹ [●] million and up to 431,360 Equity Shares by Investor Selling Shareholder aggregating up to ₹ [●] million.

The Offer for Sale

The Selling Shareholders will be entitled to their respective portion of the proceeds of the Offer for Sale after deducting its proportion of Offer expenses and relevant taxes thereon. Our Company will not receive any proceeds from the Offer for Sale and the proceeds received from the Offer for Sale will not form part of the net proceeds, *i.e.*, gross proceeds of the Fresh Issue less the Offer related expenses applicable to the Fresh Issue ("**Net Proceeds**"). For further details, see *"Objects of the Offer – Offer Related Expenses"* on page 187.

Fresh Issue

The net proceeds of the Fresh Issue, *i.e.*, gross proceeds of the Fresh Issue less the offer expenses apportioned to our Company in relation to Fresh Issue ("**Net Proceeds**") are proposed to be utilised in the following manner:

1. Strategic investments, acquisitions and inorganic growth;
2. Investment in customer acquisition and retention, technology, and other organic growth initiatives; and
3. General corporate purposes.

In addition, we expect to achieve the benefit of listing of our Equity Shares on the Stock Exchanges and enhancement of our Company's visibility and brand image and creation of a public market for our Equity Shares in India.

The main objects and along with matters which are necessary for furtherance of the objects specified in the main objects as contained in our Memorandum of Association enable our Company to undertake the activities for which the funds are being raised in the Fresh Issue.

Net Proceeds

The details of the proceeds of the Fresh Issue are summarised in the table below.

Particulars	Amount
Gross proceeds of the Fresh Issue(1)	Up to ₹ 6,020.00 million
Less: Offer Expenses in relation to the Fresh Issue*	[●]**
Net Proceeds	[●]**

(1) Our Company, in consultation with the BRLMs, has undertaken a Pre-IPO Placement of ₹ 620.14 million, by way of rights issue and alloted 2,627,697 Equity Shares to THCL. The size of the Fresh Issue aggregating up to ₹ 7,500.00 million has been reduced by ₹ 1,480.00 million (including the Pre-IPO Placement) and accordingly, the size of the Fresh Issue is for an aggregate amount of up to ₹ 6,020.00 million.
**See "- Offer Related Expenses" below.*
***To be finalised upon determination of the Offer Price and updated in the Prospectus prior to filing with the RoC.*

Proposed schedule of Implementation and Utilisation of Net Proceeds

Our Company proposes to utilise the Net Proceeds of the Fresh Issue towards funding the following objects:

(*in ₹ million*)

Particulars	Estimated Amount	Ratio (Estimated Amount: Gross Proceeds)
Strategic investments, acquisitions and inorganic growth#	1,500.00	0.25:1
Investment in customer acquisition and retention, technology, and other organic growth initiatives	3,920.00	0.65:1
General corporate purposes*#	[●]	[●]
Net Proceeds**^	[●]	[●]

**The amount to be utilised for general corporate purposes shall not exceed 25% of the Gross Proceeds from the Fresh Issue.*
*** To be determined upon finalisation of the Offer Price and updated in the Prospectus prior to filing with the RoC.*

^ Includes the proceeds received pursuant to the Pre-IPO Placement. Our Company, in consultation with the BRLMs, has undertaken a Pre-IPO Placement of ₹ 620.14 million, by way of rights issue and alloted 2,627,697 Equity Shares to THCL. The size of the Fresh Issue aggregating up to ₹ 7,500.00 million has been reduced by ₹ 1,480.00 million (including the Pre-IPO Placement) and accordingly, the size of the Fresh Issue is for an aggregate amount of up to ₹ 6,020.00 million.
& The amount for proposed objects i.e., (i) strategic investments, acquisitions and inorganic growth and (ii) general corporate purposes, shall not exceed 35% percent of the amount raised pursuant to the Fresh Issue. Further, amount raised for strategic investments, acquisitions and inorganic growth shall not exceed 25% of the amount raised by way of Fresh Issue.

Net Proceeds are proposed to be utilized towards the purposes set forth above, and not for implementing any specific project. We intend to deploy the Net Proceeds towards strategic investment initiatives and other organic growth initiatives as mentioned in the table above, over the next three to five Financial Years from listing of the Equity Shares, in accordance with the business needs of our Company.

In respect of the utilisation of the Net Proceeds towards organic growth initiatives, amount proposed to be deployed for marketing and sales promotion expenses associated with customer inducement and acquisition, and for technology infrastructure is mentioned below:

(₹ in million)

Particulars	**Amount proposed to be funded from the Net Proceeds**
Marketing and Business Promotions (A)	3,400
Technology Infrastructure (B)	520
Total (A+B)	**3,920**

Our aggregated Information technology and communication expense and marketing and business promotion including customer inducement and acquisition cost, were ₹ 3,343.34 million, ₹ 1,572.26 million and ₹ 1,007.09 million during Financial Year 2023, 2022 and 2021 and constituted 84.12%, 71.86% and 70.12% of our total income for Financial Year 2023, 2022 and 2021, respectively.

Further, the actual deployment of funds will depend on several factors, including market conditions, our Board's analysis of economic trends and business requirements, exchange rate fluctuations, competitive landscape, ability to identify and consummate inorganic growth opportunities as well as general factors affecting our results of operations, financial condition and access to capital. Depending upon such factors, we may have to reduce or extend the utilisation period for the stated Objects beyond the estimated time period, at the discretion of our management, in accordance with applicable law.

Our fund requirements, deployment of funds and the intended use of the Net Proceeds as described herein are based on our current business plan, internal management estimates, other commercial and technical factors including interest rates and other charges, and the financing and other agreements entered into by our Company, quotations received from third-party vendors, which are subject to change in the future. However, such fund requirements and deployment of funds have not been appraised by any bank or financial institution. These are based on current market conditions and business needs and are subject to revisions in light of changes in costs, our financial condition, business and strategy or external circumstances such as market conditions, competitive environment, interest or exchange rate fluctuations and finance charges, which may not be in our control. If the actual utilisation towards any of the identified Objects, as set out above, is lower than the proposed deployment, such balance will be used towards general corporate purposes, provided that the total amount to be utilised towards general corporate purposes will not exceed 25% of the Gross Proceeds of the Fresh Issue, in accordance with the SEBI ICDR Regulations. In case of a shortfall in raising requisite capital from the Net Proceeds towards meeting the Objects, we may explore a range of options including utilising our internal accruals, any additional equity or debt arrangements or both. We believe that such alternate arrangements would be available to fund any such shortfalls.

Means of finance

The entire fund requirements set out above are proposed to be funded from the Net Proceeds. Accordingly, we confirm that there are no requirements to make firm arrangements of finance under Regulation 7(1)(e) of the SEBI ICDR Regulations through verifiable means towards at least 75% of the stated means of finance, excluding the amount to be raised through the Fresh Issue.

Details of the Objects

1. ***Strategic investments, acquisitions and inorganic growth***

We continuously look to create strategic value through inorganic growth and we have over the years acquired technological and strategic capabilities that have helped expand our product offerings and scale our operations. We have a long history of acquisitions and have significantly scaled the business through such inorganic growth.

Pursuant to our overall strategy to continue scaling our business, we intend to keep pursuing strategic investments and acquisitions which are complementary to our business and which will enhance our product and service capabilities. We continue to selectively pursue opportunities for evaluating potential targets for strategic investments, merger, acquisitions and partnerships, that complement and enhance our product and service offerings, strengthen or establish our presence in our targeted markets, or enable us to gain access to technology and customer portfolio of the target entities, benefits the development of our existing products. We have established a track record of inorganic growth through strategic acquisitions to supplement our product offerings, diversify our revenue streams, and integrate such acquired businesses to further strengthen our portfolio. We have historically improved operating efficiencies, revenue growth and/or increased profitability in our acquired businesses, resulting in increased operating margins.

As part of our inorganic growth measures, we look to strategically acquire businesses that offer products and technologies similar to ours that help us expand our product portfolio and improve performance of our existing products. We evaluate horizontal acquisitions that allows us to grow our geographic reach and also our customer base. We intend to seek attractive inorganic opportunities that we believe will fit well with our strategic business objectives and growth strategies. The amount of Net Proceeds to be used for acquisitions will be based on our management's decision and may not be the total value or cost of any such acquisitions.

We have undertaken inorganic expansion through (a) acquisition of TSI pursuant to which our Company acquired 1,833,060 fully paid up equity shares of TSI representing 100% of the total issued and paid up equity share capital of TSI, for an aggregate consideration of ₹ 330 million; (b) acquisition of Yatra TG Stays and Yatra Hotel Solutions pursuant to which our Company acquired 1,625,907 fully paid up equity shares of Yatra TG Stays representing 100% of the total issued and paid up equity share capital of Yatra TG Stays as well as 79,886 fully paid up equity shares of Yatra Hotel Solutions representing 100% of the total issued and paid up equity share capital of Yatra Hotel Solutions for an aggregate consideration of USD 19,905,000; and (c) acquisition of Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited) pursuant to which our Company acquired a majority of the outstanding shares of ATB on August 4, 2017 and on July 29, 2020, our Company acquired the balance outstanding shares of Yatra For Business Private Limited for a total consideration of ₹ 1510 million, making Yatra For Business Private Limited a 100% subsidiary of our Company.

We have benefited significantly from the acquisitions undertaken by us in the past. While TSI helped launch B2B (business to agents) and we have over 29,800 registered travel agents in about 1,000 cities across India as of March 31, 2023, acquisition of Yatra TG Stays and Yatra Hotel Solutions as our wholly owned subsidiaries has helped us build the hotel supply and provide access through our platform to hotels, homestays and other accommodations, with over 105,600 hotels in over 1,490 cities and towns in India in Fiscal 2023, which is the largest number of hotel accomodtions and ties among key players in domestic OTAs market (*Source: CRISIL*) and acquisition of Yatra for Business Private Limited has helped us establish market leadership position into corporate travel market segment.

For further details, see "*Our Business*" on page 337 and "*History and Certain Corporate Matters –Details regarding material acquisitions or divestments of business/undertakings, mergers, amalgamation, any revaluation of assets, etc., in the last 10 years*" on page 365.

We intend to acquire such companies which (i) are in the same line of business as us, with the intention of acquiring the customers of the target. Such acquisitions will help us to increase market penetration as well as provide access to data to grow our business; (ii) are in a complementary line of business to our existing businesses which will benefit to add additional capabilities to the existing line of business in the interest of attaining speed to market new products and services; (iii) are in the business of revenue maximisation thesis and whose capabilities can help our revenue maximization objectives; (iv) have a team that has built a complementary technology to our business but has not been able to scale or develop its business. Such an acquisition will enable us to hire the team members and merge their capabilities with our platform. This will help us acquire new technology and talent.

As on the date of this Red Herring Prospectus, we have not identified any potential target for investment or acquisition and had not entered into any definitive agreement for which it intends to utilize Net Proceeds of the Fresh Issue. The potential targets include a wide range of geographically dispersed online travel companies that maximize revenue through, acquisition, retention and wallet share expansion for its customers. Such potential targets would ordinarily be in the online travel, freight business, freight and travel technology space and targeted to clients ranging from SMEs to Mid-market and Global enterprise segments. These targets are mostly located in geographies where our target clients are based primarily in India.

Investment process for acquisitions and strategic partnerships:

The typical framework and process followed by us for acquisitions and strategic partnerships involves identifying the strategic investments or acquisitions based on the following criteria: (a) expertise in the domain we operate in or wish to expand into; (b) compatibility with our industry; (c) presence in our targeted domestic and overseas markets; (d) new capabilities to serve existing Consumers; and (e) newer technology infrastructure, service/product offerings. We will also enter into requisite non-disclosure agreements and undertake due diligence of the target. On satisfactory conclusion of the diligence exercise, we enter into definitive agreements after the approval of our Board and the shareholders, if required.

As on the date of this RHP, we have not identified any potential target for investment or acquisition and have not entered into any definitive agreement for which we intend to utilize Net Proceeds of the Fresh Issue.

Proposed form of investment and nature of benefit expected to accrue:

The criteria discussed above will also influence the form of investment for these potential acquisition and strategic partnership prospects, i.e., whether they will involve equity, debt or any other instrument or combination thereof. We also seek to setup an investment platform to monitor and engage with such investee companies on an ongoing basis. Acquisitions and inorganic growth initiatives may be undertaken as cash transactions, or be undertaken as share-based transactions, including share swaps, or a combination thereof. At this stage, our Company cannot determine whether the form of investment will be equity, debt, asset purchase or any other instrument or combination thereof, or any such investment platform. The portion of the Net Proceeds of the Fresh Issue, allocated towards this object of the Offer may not be the total value or cost of any such strategic initiatives, but is expected to provide us with sufficient financial leverage to enter into binding agreements. In the event that there is a shortfall of funds required for such strategic initiatives, such shortfall shall be met out of the portion of the Net Proceeds of the Fresh Issue, allocated for general corporate purposes and/or through our internal accruals or debt financing or any combination thereof.

We intend to utilize ₹1,500 million from the Net Proceeds, towards such potential acquisitions and strategic initiatives.

2. *Investment in customer acquisition and retention, technology and other organic growth initiatives*

Our Company proposes to utilise ₹ 3,920 million towards funding our organic growth, which will entail expenditure on marketing and promotions for customer acquisition and retention, as well as for technology infrastructure, as we believe them to be the two key factors which contribute to our organic growth.

We propose to continue our investments for customer acquisition and retention and revenue maximization technologies, which will further help our customers maximize their revenue. We are also proposing to invest in new technology products and platforms for travel and hospitality industry, which was not prevailing in the pre-COVID-19 era. This new category of products has evolved due to change in the overall business environment of hospitality and travel industry. Post COVID-19, the travel industry is functioning in a different model and customers' preference now requires more automation, real time intelligence and advanced forecasting techniques, such as, information on COVID-19 cases, demand as per new restrictions etc. Since there has been new trend in the industry and it no longer depends on the historical static data, we believe that there is a need to develop new products or investment in technologies which can create new products at the intersection of existing products.

(A) Marketing and Business Promotions

We are the largest corporate travel service provider and third largest online travel agent company, or OTA, in India (as per management estimates based upon publicly available company filings) and are committed to our

mission of "creating happy travelers." Through our website, www.yatra.com, our mobile apps and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs. As of March 31, 2023, over 14 million customers have used our comprehensive travel-related services, which include domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, activities, and ancillary services, in our consumer-direct and corporate travel services businesses.

We have historically made investments in marketing and business promotional activities, in order to augment our user base by acquiring new users and retaining existing ones. We use a combination of digital and traditional marketing to attract users to our platform, from creating awareness of our platform, encouraging first-time usage of our platform, and converting them into repeat users. Our go-to-market strategy spans the entire value chain of travel and hospitality covering B2C (business to consumer) and B2B (business to business which includes business to enterprise and business to agents) We believe that the combination of our B2C and B2B channels enable us to target India's most frequent and high spending travellers, namely, educated urban consumers, in a cost-effective manner. Our over 800 large corporate customers employ over 7.00 million people who along with their families form a large part of the consuming upper middle class of India. With a view to attracting new users, we take a multi-pronged approach towards marketing.

We generate revenue through three main lines of business: (1) Air Ticketing, (2) Hotels and Packages and (3) Other services. Sales in our Air Ticketing business are primarily made through our websites, mobile applications, mobile web, B2B2C travel agents. Sales in our Hotels and Packages business are made through our websites, mobile applications, mobile web, B2B2C travel agents, and call centers. We also generate revenue through the online sale of rail and bus tickets, and other ancillary travel services. In Fiscals 2023, 2022 and 2021, we generated ₹ 3,801.60 million, ₹ 1,980.66 million, and ₹ 1,254.50 million contributing to 46.82%, 58.09% and 71.19% of our revenues from operations from Air Ticketing, 38.03%, 25.85%, and 12.48% of our revenues from Hotels and Packages and 4.06%, 7.38% and 2.50% of our revenue from other services. Spends for marketing and promotional activities optimises the sale of services offered through our websites, mobile applications, and other channels including for Air Ticketing and Hotels and Packages business. The spends made for marketing and business promotion activities including customer inducement and acquisition cost for Fiscals 2023, 2022, and 2021 are disclosed below:

(In INR million)

	March 31, 2023	March 31, 2022	March 31, 2021
Customer inducement and acquisition costs			
Air ticketing	2,555.32	1,060.60	594.40
Hotel and Packages	263.75	237.70	199.45
Others Services	23.38	15.33	15.75
Total	**2,842.45**	**1,313.63**	**809.60**
Marketing and sales promotion expenses	**336.39**	**124.14**	**79.60**
Total of customer inducement and acquisition costs and marketing and sales promotion expenses	**3,178.84**	**1,437.77**	**889.20**
Air passengers Booked (# count in million)	5.60	3.71	2.62
Room nights booked (# count in million)	1.75	1.02	0.55
Customer inducement and acquisition costs – (per air passenger booked)	456.23	286.18	226.61
Customer inducement and acquisition costs – (per room night booked)	150.46	233.49	364.62

Further, the Company has served about 14 million cumulative travel customers as of March 31, 2023.

Maintaining and improving our marketing strategies involve expenditures which may be disproportionate to the revenue generated and customer acquired. There is risk of increased cost of acquiring new consumers through marketing efforts due to heightened competition for digital traffic. If consumer conversion rates are not commensurate with our expenditure, our expenditure may be disproportionate to our returns on such marketing investments.

(B) Technology Infrastructure

Our business is based on a common technology platform that serves our customers through multiple mobile applications as well as our website www.yatra.com. Common technology platform is a common user interface platform that ensures a single common user view across various channels and a single customer/client interface on both the web and mobile interfaces so that users have a consistent experience irrespective of the channel via which they come to us. Our common platform approach provides us with a scalable, comprehensive and consistent user experience across each of our go-to-market channels and helps us innovate effectively. We use technology across our business functions, ranging from marketing and user experience to delivery and fulfilment. We also have to maintain and upgrade our technology infrastructure in order to meet our user expectation and user needs, as well as to expand our range of offering to customers, delivery partners and sellers. Leisure and business travellers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with over 105,600 hotels in over 1,490 cities and towns in India and more than two million hotels globally, which is the largest number of hotel accomodations and tie ups amongst key players in domestic OTA market for Fiscal 2023 (*Source: CRISIL Report*)

A Common Platform Linking All Channels, Products and Customers


Integrated technology platform to innovate and deploy faster
Multi-channel customer access
Direct-to-consumer
"B2C"
~184M visits[1] ;
~14M customers[2]
Corporate travelers
"B2E"
Corporate customers have more than 7M employees[3]
Travel agents
"B2B"
~29,800 registered agents across India[3]
yatra
Complete offerings
Air
7 Domestic carriers
400+ International carriers
Hotels & Lodging
~105,600 Indian properties
plus growing homestays[3]
Holiday packages
Rail, bus, activities, others
Multi-channel marketplace designed to build customer and vendor loyalty

1. Data for 12 months ended March 31, 2023 for flagship brand Yatra.com only and excludes data from B2B businesses
2. Cumulative as of March 31, 2023; does not include data for B2B businesses
3. As of March 31, 2023

Our information technology and communication expense were ₹164.50 million, ₹ 134.49 million and ₹ 117.90 million during Financial Year 2023, 2022 and 2021, respectively and constituted 4.14%, 6.15% and 8.21% of our total income for such periods, respectively. Information technology and communication expense includes annual maintenance charges, infrastructure charges, expense on account of usage of technology tools, and communication expenses. In addition to information technology and communication expense, our Company has historically spent towards technology development cost which constitutes cost of engineers, software developers, and product development. Our technology development cost was ₹ 154.34 million, ₹ 136.90 million, and ₹ 133.99 million during Financial Year 2023, 2022 and 2021, respectively and constituted 3.88%, 6.26% and 9.33% of our total income for such periods, respectively.

Our Company has formulated 'Hardware Purchase Procedure' which provides for procedure for the purchase of hardware and software related resources by our Company including (i) Purchase requisition and approval; (ii) vendor evaluation and selection; (iii) release of purchase order; (iv) material receipt and material verification; and (v) six monthly vendor rating. Procurement of hardware related resources are subject to receipt of necessary approvals from appropriate IT staff member. Our Company does not have any policy to procure hardware goods,

which provides for details for procurement of hardware resources on own basis or lease basis etc.; or provide details for procedures on escalation cost.

Historical experience of organic growth initiatives

We have historically incurred significant amounts towards the above organic growth initiatives. Our aggregated Information technology and communication expense and marketing and business promotion including customer inducement and acquisition cost, were ₹ 3,343.34 million, ₹ 1,572.26 million and ₹ 1,007.10 million during Financial Year 2023, 2022 and 2021 and constituted 84.12%, 71.86% and 70.12% of our total income for Financial Year 2023, 2022 and 2021, respectively. Our total expenses were ₹ 3,851.87 million, ₹ 2,449.74 million and ₹ 2,104.19 million during Financial Year 2023, 2022 and 2021, respectively. The expenses made on technology infrastructure and marketing and business promotion, significantly reduced during Financial Year 2021 due to impact of COVID-19 on business and operations of the Company.We intend to grow our customer base by continuing to provide business and leisure travellers, a seamless and integrated technology platform that meets all their travel needs. To ensure that Yatra remains a market leading Travel-Technology platform, we will continue investing in our common technology platform in order to ensure that we can introduce new product offerings in an efficient and timely manner and deliver on our vision of being a 'one-stop-shop' for our customers when it comes to travel and travel related products.

Our historical investments may not be fully reflective of our future growth plans and new developments and business trends may arise within our categories of offerings. Our organic growth strategy and associated investments are and will continue to be subject to multiple internal and external factors, including applicable business requirements including investments in newer platforms and towards complementary and ancillary business offerings to compete effectively and to adapt to changes in customer and user preferences and technological advancements.

3. *General corporate purposes*

The Net Proceeds will first be utilised for the objects as set out above. Subject to this, our Company intends to deploy any balance left out of the Net Proceeds towards our general corporate purposes, as approved by our management, from time to time, subject to such utilisation for general corporate purposes not exceeding 25% of the Gross Proceeds, in compliance with the SEBI ICDR Regulations.

Such general corporate purposes may include, but are not restricted to, the following:

(i) servicing our repayment obligations (principal and interest) under our future financing arrangements including payment of prepayment penalty or premium, if any, on repayment of any financing arrangements entered into by the Company;
(ii) capital expenditure, including towards development/refurbishment/renovation of our assets;
(iii) working capital requirements, new product development;
(iv) meeting ongoing general corporate purposes or contingencies;

The allocation or quantum of utilisation of funds towards the specific purposes described above will be determined by our Board, based on our business requirements and other relevant considerations, from time to time. Our management, in accordance with the policies of the Board, shall have the flexibility in utilising surplus amounts, if any.

Offer Related Expenses

The total expenses of the Offer are estimated to be approximately ₹ [●] million. The expenses of this Offer include, among others, listing fees, selling commission and brokerage, fees payable to the BRLMs, fees payable to legal counsel, fees payable to the Registrar to the Offer, Escrow Collection Bank(s) and Sponsor Banks to the Offer, processing fee to the SCSBs for processing application forms, brokerage and selling commission payable to members of the Syndicate, Registered Brokers, RTAs and CDPs, printing and stationery expenses, advertising and marketing expenses and all other incidental and miscellaneous expenses for listing the Equity Shares on the Stock Exchanges.

Except for (a) listing fees, audit fees of the statutory auditors (other than to the extent attributable to the Offer) and expenses in relation to product or corporate advertisements of our Company, i.e., any corporate advertisements consistent with the past practices of our Company (other than expenses in relation to the marketing and advertising undertaken specifically for the Offer) which will be borne by our Company; and (b) fees and expenses in relation to the legal counsel to the Selling Shareholders which shall be borne by the respective Selling Shareholders, all Offer expenses will be shared, upon successful completion of the Offer, between our Company and the Selling Shareholders on a pro-rata basis in proportion to the Equity Shares issued and allotted by our

Company in the Fresh Issue and the Equity Shares sold by each of the Selling Shareholders in the Offer for Sale, respectively and in accordance with applicable law including Section 28(3) of the Companies Act and all such expenses attributable to Selling Shareholders, severally and not jointly, shall be directly deducted from the Public Offer Account and only the balance amount payable to Selling Shareholders, remaining to the credit of the Public Offer Account shall be transferred to the respective Selling Shareholders. Any such Offer expenses paid by our Company on behalf of the Selling Shareholders in the first instance will be reimbursed to our Company, by the Selling Shareholders to the extent of its respective proportion of Offer related expenses upon the successful completion of the Offer, directly from the Public Offer Account.

The estimated Offer expenses are as follows:

(*₹ in million*)

Activity	Estimated expenses*	As a% of the total estimated Offer expenses	As a% of the total Offer size
Fees payable to the BRLMs	[●]	[●]	[●]
Advertising and marketing expenses	[●]	[●]	[●]
Fees payable to the Registrar to the Offer	[●]	[●]	[●]
Brokerage and selling commission payable to SCSBs, Registered Brokers, RTAs and CDPs, as applicable(1)	[●]	[●]	[●]
Processing fees to the SCSBs and to the Sponsor Banks for ASBA Forms procured by Registered Brokers, RTAs or CDPs (2)	[●]	[●]	[●]
Printing and distribution of issue stationery	[●]	[●]	[●]
Fees to regulators, including stock exchanges	[●]	[●]	[●]
Others (i) Book building, listing fees and other regulatory expenses; (ii) Fees payable to legal counsel; and (iii) Miscellaneous.	[●]	[●]	[●]
Total estimated Offer expenses	[●]	[●]	[●]

** Offer expenses include goods and services tax, where applicable. Offer expenses will be incorporated at the time of filing of the Prospectus. Offer expenses are estimates and are subject to change.*

(1) Selling commission payable to the SCSBs on the portion for Retail Individual Bidders and Non-Institutional Bidders which are directly procured and uploaded by the SCSBs, would be as follows:

Portion for Retail Individual Bidders	*0.30% of the Amount Allotted* (plus applicable taxes)*
Portion for Non-Institutional Bidders	*0.15% of the Amount Allotted* (plus applicable taxes)*

**Amount Allotted is the product of the number of Equity Shares Allotted and the Offer Price. Selling commission payable to the SCSBs will be determined on the basis of the bidding terminal ID as captured in the bid book of BSE or NSE. No processing fees shall be payable by to the SCSBs on the applications directly procured by them.*

(2) Processing fees payable to the SCSBs on the portion for Retail Individual Bidders and Non-Institutional Bidders (excluding UPI Bids) which are procured by the members of the Syndicate/sub-Syndicate/Registered Broker/RTAs/ CDPs and submitted to SCSB for blocking, would be as follows:

*Portion for Retail Individual Bidders and Non-Institutional Bidders**	*₹ 10/- per valid Bid cum Application Form (plus applicable taxes)*

** Processing fees payable to the SCSBs for capturing Syndicate Member/sub-Syndicate (Broker)/Sub-broker code on the ASBA Form for Non-Institutional Bidders and Qualified Institutional Bidders with bids above INR 500,000 would be ₹ 10 plus applicable taxes, per valid application.*

Notwithstanding anything contained above the total processing fees payable under this clause will not exceed ₹0.50 million (plus applicable taxes) and in case if the total processing fees exceeds ₹0.50 million (plus applicable taxes) then processing fees will be paid on pro-rata basis

(3) Selling commission on the portion for Retail Individual Bidders (up to ₹ 200,000) and Non-Institutional Bidders which are procured by members of the Syndicate (including their Sub-Syndicate Members), RTAs and CDPs or for using 3-in-1 type accounts- linked online trading, demat and bank account provided by some of the Registered Brokers which are members of the Syndicate (including their Sub-Syndicate Members) would be as follows:

Portion for Retail Individual Bidders	*0.30% of the Amount Allotted* (plus applicable taxes)*
Portion for Non-Institutional Bidders	*0.15% of the Amount Allotted* (plus applicable taxes)*

**Amount Allotted is the product of the number of Equity Shares Allotted and the Offer Price.*

The selling commission payable to the Syndicate / Sub-Syndicate Members will be determined:

(i) For Retail Individual Bidders and Non-Institutional Bidders (up to ₹ 500,000), on the basis of the application form number / series, provided that the application is also bid by the respective Syndicate / Sub-Syndicate Member. For clarification, if a Syndicate ASBA application on the application form number / series of a Syndicate / Sub-Syndicate Member, is bid by an SCSB, the selling commission will be payable to the SCSB and not the Syndicate / Sub-Syndicate Member.

(ii) For Non-Institutional Bidders (above ₹ 500,000), Syndicate ASBA Form bearing SM Code & sub-Syndicate Code of the application form submitted to SCSBs for Blocking of the Fund and uploading on the Exchanges platform by SCSBs. For clarification, if a Syndicate ASBA application on the application form number / series of a Syndicate / Sub-Syndicate Member, is bid by an SCSB, the Selling Commission will be payable to the Syndicate / Sub Syndicate members and not the SCSB.

(4) Uploading Charges:

(i) Bid uploading charges payable to members of the Syndicate (including their Sub-Syndicate Members) on the applications made using 3-in-1 accounts would be ₹ 10 plus applicable taxes, per valid application bid by the Syndicate (including their Sub-Syndicate Members).

(ii) Bid uploading charges payable to SCSBs on the QIB Portion and Non-Institutional Bidders (excluding UPI Bids) which are procured by the Syndicate/sub-Syndicate/Registered Broker/RTAs/ CDPs and submitted to SCSBs for blocking and uploading would be ₹ 10 per valid application (plus applicable taxes).

Notwithstanding anything contained above the total uploading charges payable under this clause will not exceed ₹0.50 million (plus applicable taxes) and in case if the total uploading charges exceeds ₹0.50 million (plus applicable taxes) then uploading charges will be paid on pro-rata basis.

The selling commission and bidding charges payable to Registered Brokers, the RTAs and CDPs will be determined on the basis of the bidding terminal ID as captured in the bid book of BSE or NSE.

(5) Selling commission/ uploading charges payable to the Registered Brokers on the portion for Retail Individual Bidders procured through UPI Mechanism and Non-Institutional Bidders which are directly procured by the Registered Broker and submitted to SCSB for processing, would be as follows:

Portion for Retail Individual Bidders and Non-Institutional Bidders	*₹ 10 per valid Bid cum Application Form (plus applicable taxes)`*

(6) Uploading charges/ processing fees for applications made by UPI Bidders using the UPI Mechanism would be as under:

Members of the Syndicate / RTAs / CDPs (uploading charges)	*₹ 25 per valid application (plus applicable taxes)*
ICICI Bank Limited	*₹ Nil per valid Bid cum Application Form (plus applicable taxes)* *Nil will also be entitled to a one time escrow management fee of ₹ Nil (plus applicable taxes).* *The Sponsor Bank shall be responsible for making payments to the third parties such as remitter bank, NPCI and such other parties as required in connection with the performance of its duties under the SEBI circulars, the Syndicate Agreement and other applicable laws.*
Axis Bank Limited	*₹ Nil per valid Bid cum Application Form (plus applicable taxes)* *Nil will also be entitled to a one time escrow management fee of ₹ Nil (plus applicable taxes).* *The Sponsor Bank shall be responsible for making payments to the third parties such as remitter bank, NPCI and such other parties as required in connection with the performance of its duties under the SEBI circulars, the Syndicate Agreement and other applicable laws.*

Notwithstanding anything contained above in this clause the total uploading charges/ processing fees for applications made by UPI Bidders would not exceed ₹4.00 million (plus applicable taxes) and in case if the total uploading charges / processing fees exceeds ₹4.00 million (plus applicable taxes) then uploading charges / processing fees using UPI Mechanism will be paid on pro-rata basis.

Interim Use of Funds

Pending utilisation for the purposes described above, we undertake to temporarily invest the funds from the Net Proceeds only with scheduled commercial banks. In accordance with Section 27 of the Companies Act 2013, our Company confirms that it shall not use the Net Proceeds for buying, trading or otherwise dealing in shares of any other listed company or for any investment in the equity markets.

Bridge Loan

Our Company has not raised any bridge loans as on date of this Red Herring Prospectus which are required to be repaid from the Net Proceeds.

Monitoring of Utilisation of Funds

In accordance with Regulation 41 of the SEBI ICDR Regulations, our Company has appointed ICRA Limited as the monitoring agency for monitoring the utilization of Net Proceeds, as the Fresh Issue size exceeds ₹1,000 million. Our Company will disclose the utilisation of the Net Proceeds, including interim use under a separate head in our balance sheet for such Financial Years as required under applicable laws, specifying the purposes for which the Net Proceeds have been utilised. Our Company will also, in its balance sheet for the applicable Financial Years, provide details, if any, in relation to all such Net Proceeds that have not been utilised, if any, of such currently unutilised Net Proceeds.

As required under Regulation 32(5) of the SEBI Listing Regulations, if the Net Proceeds are utilized for purposes other than those mentioned in this Red Herring Prospectus, our Company will prepare an annual statement of funds, which will be certified by its Statutory Auditors and placed before the Audit Committee. In case any such deviation is identified, the certificate of the Statutory Auditors will also be provided to the Monitoring Agency.

Pursuant to Regulation 32(3) of the SEBI Listing Regulations, our Company shall, on a quarterly basis, disclose to the Audit Committee the uses and applications of the Net Proceeds. On an annual basis, our Company shall prepare a statement of funds utilised for purposes other than those stated in this Red Herring Prospectus and place it before the

Audit Committee and make other disclosures as may be required until such time as the Net Proceeds remain unutilised. Our Audit Committee and the Monitoring Agency will monitor the utilisation of the Net Proceeds until its complete utilisation of the Net Proceeds. Such disclosure shall be made only until such time that all the Net Proceeds have been utilised in full. Our Company will provide item by item description of all the Objects, as well as sub-heads given under the Objects as required under the SEBI ICDR Regulations. Further, our Company will provide information/ certifications obtained from the statutory auditors on utilization of the Net Proceeds to the Monitoring Agency. The statement shall be certified by the statutory auditor of our Company. Furthermore, in accordance with Regulation 32(1) of the SEBI Listing Regulations, our Company shall furnish to the Stock Exchanges on a quarterly basis, a statement indicating (i) deviations, if any, in the actual utilisation of the proceeds of the Fresh Issue from the Objects; and (ii) details of category wise variations in the actual utilisation of the proceeds of the Fresh Issue from the Objects of the Fresh Issue as stated above. This information will also be published in newspapers simultaneously with the interim or annual financial results and explanation for such variation (if any) will be included in our Director's report, after placing the same before the Audit Committee.

Our Company shall also indicate the utilisation of the Net Proceeds in the notes to its quarterly financial results released to the Stock Exchanges post-listing under the heads mentioned above.

Our Company will make the requisite disclosures as may be required under the SEBI Listing Regulations in case of any acquisitions, strategic partnerships, or other inorganic growth initiatives undertaken by it post-listing.

Variation in Objects of the Offer

In accordance with Sections 13(8) and 27 of the Companies Act 2013, our Company shall not vary the objects of the Fresh Issue unless our Company is authorised to do so by way of a special resolution of its Shareholders and such variation will be in accordance with the applicable laws including the Companies Act, 2013 and the SEBI ICDR Regulations. In addition, the notice issued to the Shareholders ("**Notice**") in relation to the passing of such special resolution shall specify the prescribed details and be published in accordance with the Companies Act, 2013. The Notice shall simultaneously be published in the newspapers, one in English and one in Hindi, the vernacular language of the jurisdiction where our Registered Office is situated. Our Promoters will be required to provide an exit opportunity to such Shareholders who do not agree to the above stated proposal, at a price as prescribed by SEBI, in this regard.

Appraising Entity

The above fund requirements have not been appraised by any bank or financial institution.

Other Confirmations

No part of the Net Proceeds will be paid to our Promoter, Directors, our Subsidiaries, our Group Companies*, or our Key Managerial Personnel and Senior Management Personnel, except in the ordinary course of business. Our Company has not entered into nor has planned to enter into any arrangement/ agreements with our Promoters, our Directors, our Key Management Personnel, our Subsidiaries or our Group Companies in relation to the utilisation of the Net Proceeds of the Offer.

Further, pursuant to the Offer, the Net Proceeds received by our Company shall only be utilised for the Objects and for general corporate purposes and none of our Promoters, Promoter Group, Group Companies* and associates of our Company, as applicable, shall receive a part of or whole Net Proceeds directly or indirectly.

*Our Group Companies are Yatra Online, Inc., Yatra USA LLC, Middle East Travel Management Company Private Limited and Adventure and Nature Network Private Limited. In addition to the above, Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "**Reliance Entities**") had entered into certain related party transactions with our Company during Fiscal 2021 (such period being covered in the Restated Consolidated Financial Statements) and accordingly, they are also deemed to be Group Companies in terms of Regulation 2(1)(t) of the SEBI ICDR Regulations. However, the Reliance Entities have not recognised themselves as Group Companies of our Company, and none of the Reliance Entities have provided any information or confirmation as may be required to be included for a Group Company, in terms of the SEBI ICDR Regulations. Further, there have not been any related party transactions between our Company and any of the Reliance Entities, either during the Financial Years ended March 31, 2023 and March 31, 2022 (such period being covered in the Restated Consolidated Financial Statements) or anytime thereafter.*

While our Company has included the name of Reliance Entities as Group Companies, however, in view of non-receipt of the relevant confirmations and undertakings from the Reliance Entities, certain confirmations in relation to such Reliance Entities have been provided only to the extent available with the Company, to comply with the requirements of the SEBI ICDR Regulations. For further details on information of Reliance Entities, see "Risk Factor – Non-receipt of information or confirmations or undertakings pertaining to Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities"), deemed to be Group Companies of our Company under SEBI ICDR Regulations" on page 400.

BASIS FOR OFFER PRICE

The Price Band and the Offer Price will be determined by our Company and the Promoter Selling Shareholder, in consultation with the BRLMs, on the basis of assessment of market demand for the Equity Shares offered through the Book Building Process and on the basis of qualitative and quantitative factors as described below. The face value of the Equity Shares is ₹ 1 and the Offer Price is [●] times the face value at the lower end of the Price Band and [●] times the face value at the higher end of the Price Band.

Bidders should also refer to the sections titled "*Risk Factors*", "*Our Business*" and "*Restated Consolidated Summary Statements*" on pages 31, 337 and 405 respectively, to have an informed view before making an investment decision.

Qualitative Factors

We believe the following qualitative factors and business strengths allow us to successfully compete in the industry which form the basis for computing the Offer Price:

- Trusted brand with a proven track record and targeted marketing strategy;
- Our Synergistic Multi-Channel Go to Market approach for Business and Leisure Travelers;
- Comprehensive Selection of Service and Product Offerings;
- Large and Loyal Customer Base;
- Integrated Technology Platform; and
- Experienced management team with an established track record.

For further details, see "*Our Business – Strengths*" on page 340.

Quantitative Factors

Some of the information presented in this section is derived from the Restated Financial Information. For details, see "*Other Financial Information*" on page 473.

Some of the quantitative factors which may form the basis for computing the Offer Price are as follows:

1. **Basic and Diluted Earnings/(Loss) Per Equity Share ("EPS")**

Financial Year Ended	Basic EPS (in ₹)	Diluted EPS (in ₹)	Weight
March 31, 2023	0.69	0.69	3
March 31, 2022	(2.76)	(2.76)	2
March 31, 2021	(11.08)	(11.08)	1
Weighted Average	(2.42)	(2.42)	

Notes:

(1) Above figures are based on the Restated Consolidated Summary Statements for the years ended March 31,2023, March 31,2022 and March 31, 2021.

(2) Pursuant to the resolution passed by our Board dated December 8, 2021 and our Shareholders dated December 9, 2021, the issued, subscribed and fully paid-up equity share capital of our Company, comprising of 11,189,413 equity shares of the face value of ₹ 10 each, aggregating to ₹ 111.89 million was sub-divided into 111,894,130 Equity Shares of face value of ₹ 1 each. Earnings per Equity Share has been restated for all the previous year(s) presented after considering the new number of Equity Shares post such sub-division, as per the provisions of the applicable Ind AS.

(3) Basic and diluted EPS: Restated profit/(loss) for the year attributable to equity shareholders of the Company divided by total weighted average number of equity shares outstanding at the end of the year. Basic and diluted EPS are computed in accordance with Ind AS 33 - Earnings per share.

(4) Weights have been allocated by giving the latest year maximum weight and reducing the weights for each of the earlier years.

(5) Weighted average = Aggregate of year-wise weighted EPS divided by the aggregate of weights i.e. (EPS x Weight) for each year/Total of weights

2. **Price/Earning ("P/E") ratio in relation to Price Band of ₹[●] to ₹[●] per Equity Share**

Particulars	P / E at Floor price (No. of times)	P / E at Cap price (No. of times)
Based on basic EPS for Fiscal 2023 #	[●]	[●]
Based on diluted EPS for Fiscal 2023 #	[●]	[●]

#To be finalised upon announcement of the Price Band and updated in the Prospectus prior to filing with the RoC.

Industry Peer Group P / E ratio

Based on the peer group information (excluding our Company) given below in this section, the highest P/E ratio is 56.53, the lowest P/E ratio is 56.53 and the average P/E ratio is 56.53.

Particulars	Name of the company	P/E Ratio	Face value of equity shares (Rs.)
Highest	Easy Trip Planners Limited	56.53	1
Lowest	Easy Trip Planners Limited	56.53	1
Industry Composite		56.53	

Note:
(1) The highest and lowest industry P/E shown above is based on the peer set provided below under "Comparison with Listed Industry Peers".
(2) P/E figures for the peer is computed based on closing market price as on March 31, 2023, of relevant peer Company as available at BSE, (available at www.bseindia.com) divided by Basic EPS for FY 23.

3. **Average Return on Net Worth ("RoNW")**

Year Ended	RoNW %	Weight
March 31, 2023	4.50	3
March 31, 2022	(30.50)	2
March 31, 2021	(96.26)	1
Weighted Average	(23.96)	

Notes:

1. *Net worth = net worth means the aggregate value of equity share capital and other equity created out of the profits, securities premium account and debit or credit balance of profit and loss account, after deducting the aggregate value of the accumulated losses, deferred expenditure and miscellaneous expenditure not written off, derived from the Restated Consolidated Summary Statements, but does not include reserves created out of revaluation of assets, write-back of depreciation and amalgamation.*

2. *Average Return on Net Worth ("RoNW") = Calculated as restated consolidated profit/(loss) for the year attributable to equity holders divided by Net Worth at the end of the year.*

3. *Weights have been allocated by giving the latest year maximum weight and reducing the weights for each of the earlier years.*

4. *Weighted average = Aggregate of year-wise weighted RoNW divided by the aggregate of weights i.e. sum of (RoNW x Weight) for each year/Total of weights.*

5. **Net Asset Value per Equity Share ("NAV") of face value of ₹1 each**

Year end	NAV Per equity share (₹)
As on March 31, 2023	15.04
After the Offer	
- At the Floor Price	[●]
- At the Cap Price	[●]
- At the Offer Price	[●]

Note:

1. *Net assets value per share (in ₹): Net asset value per share is calculated by dividing net asset value by weighted average number of equity shares outstanding at the end of the year.*

2. *Pursuant to the resolution passed by our Board dated December 8, 2021 and our Shareholders dated December 9, 2021, the issued, subscribed and fully paid-up equity share capital of our Company, comprising of 11,189,413 equity shares of the face value of ₹ 10 each, aggregating to ₹ 111.89 million was sub-divided into 111,894,130 Equity Shares of face value of ₹ 1 each. Earnings per Equity Share has been restated for all the previous year(s) presented after considering the new number of Equity Shares post such sub-division, as per the provisions of the applicable Ind AS.*

6. **Key Performance Indicators**

The KPIs disclosed below have been used historically by our Company to understand and analyze our business performance, which in result, help us in analyzing the growth of our business in comparison to our peers. Our Company considers that the following key performance indicators ("KPIs"), amongst others, have a bearing on arriving at the basis for the Offer Price:

A. For Airline Tickets:

1. Gross Bookings
2. Air Passengers Booked
3. Adjusted Margin
4. Adjusted Margin %

B. For Hotels and Packages

1. Gross Bookings
2. Stand-alone hotel room nights booked
3. Packages passengers travelled
4. Adjusted Margin
5. Adjusted Margin %

C. For Other Services

1. Gross Bookings
2. Adjusted Margin
3. Adjusted Margin %

For further details, see "*-Details of KPIs for the Fiscals 2023, 2022 and 2021*" on page 194 of the RHP.

The key performance indicators set forth above, have been approved by the Audit Committee pursuant to its resolution dated August 31, 2023 and September 8, 2023. As on the date of this Red Herring Prospectus, Yatra Online, Inc., a publicly traded company listed on NASDAQ and a professionally managed company, is the holding company of THCL and ACDPL, our Promoters. Further, our Company is required to provide the information, inter-alia, material developments and events of Company in accordance with applicable laws to enable Yatra Online, Inc. for making relevant disclosures to Nasdaq where Ordinary Shares are listed to ensure parity of information. While our Company has not disclosed any key performance indicators to its investors or pre-IPO investors at any point of time during the three years preceding to the date of filing of the RHP, however, in compliance with the public reporting requirements, and corporate governance standards as applicable on Yatra Online, Inc., our Company has disclosed the aforesaid key performance indicators with Yatra Online, Inc. for further dissemination in applicable regulatory filings. Further, the Audit Committee has on August 31, 2023 and September 8, 2023 taken on record that (a) except for disclosures of KPIs made to Yatra Online, Inc. in compliance with applicable laws, our Company has not disclosed any key performance indicators during the last three years preceding the date of this Red Herring Prospectus to its investors and (b) verified details of the aforementioned KPIs have been included in this section. The Bidders can refer to the above mentioned KPIs, being a combination of financial and operational KPIs, to make an assessment of our Company's performances and make an informed decision.

Description on the historic use of the KPIs by our Company to analyze, track or monitor the operational and/or financial performance of our Company

The table below sets forth the KPIs that, amongst others, have a bearing on arriving at the Offer Price, along with a brief explanation of and the importance of these KPIs for our business and operations.

S. No.	KPI	Explanation
1.	Adjusted Margin	In line with the industry, the Adjusted Margin reflects the value of revenue being generated for the business. It also demonstrates our scale of operations, capability to serve customers and successful track record of acquiring and scaling businesses. This metric provides the potential investors with the financial parameters as a reflection of our scale.
2.	Gross Bookings	This KPI provides information and tracks the total sales done by the Company. Gross Bookings represent the total amount paid by our customers for travel and freight and products booked through us, including taxes, fees, and other charges, and are net of cancellation and refunds. This KPI also helps the investor to understand the margin earned by the Company year over year from the different segments of revenue like Air Ticketing, Hotel and Packages and Other services.
3.	Air Passengers Booked / Stand-alone hotel room nights booked/ Packages passengers travelled	This KPI represents the quantitative data of the numbers of air passengers booked/room nights booked/packages passengers travelled on gross basis. It is an indicator of our customer base and a growth on annual basis and it demonstrates our ability to add new customers.
4.	Adjusted EBITDA	Adjusted EBITDA is a non-GAAP financial measure that represents EBITDA after giving effect to adjustments to exclude the impact of certain adjustments. We believe the use of this metric is useful, as it provides a more accurate picture of costs that are directly attributable to our provision of products and services to Customers.
5.	Adjusted Margin % of Air Ticketing, Hotel and Packages and Other Services	Adjusted Margin % is the percentage derived from dividing Adjusted Margin by Gross Bookings. This KPI also helps the investor to understand the margin earned by the Company year over year from the different segments of revenue like Air Ticketing, Hotel and Packages and Other Services. It is also useful for financial benchmark.

Details of KPIs for the Fiscals 2023, 2022 and 2021

The table* below sets forth the details of the KPIs for Fiscals 2023, 2022, and 2021:

			(in INR million, except percentages)
	March 31, 2023	**March 31, 2022**	**March 31, 2021**
Total income	3,974.65	2,188.10	1,436.16
Restated profit/(loss) from operations before share of loss from joint venture, exceptional items and tax	122.78	(261.64)	(668.03)
Restated profit/(loss) for the year	76.32	(307.86)	(1,188.63)
Adjusted Margin (1)			
Adjusted Margin - Air Ticketing	4,335.30	2,211.07	1,487.50
Adjusted Margin - Hotels and Packages	1,064.73	597.63	336.03
Adjusted Margin - Others services	177.70	161.49	47.15
Other operating income	421.69	171.96	173.40
Other income	173.05	207.44	181.66
Total expenses	3,851.87	2,449.74	2,104.19
Adjusted Earnings before interest, taxes, depreciation and amortization expenses (Adjusted EBITDA) (2)	**669.69**	**321.48**	**(50.62)**
Gross Bookings (3)			
Air Ticketing	56,408.35	27,648.84	13,001.78
Hotels and Packages	8,153.29	3,478.83	1,704.46
Other Services	2,811.04	3,162.25	1,109.56
Adjusted Margin% (4)			

(in INR million, except percentages)			
	March 31, 2023	March 31, 2022	March 31, 2021
Air Ticketing	7.69%	8.00%	11.44%
Hotels and Packages	13.06%	17.18%	19.71%
Other Services	6.32%	5.11%	4.25%
Quantitative details (5) (in '000)			
Air Passengers Booked	5,601	3,706	2,623
Stand-alone Hotel Room Nights Booked	1,753	1,018	547
Packages Passengers Travelled (6)	19	9	3

**As certified by Pawan Shubham & Co., by way of certificate dated September 8, 2023. This certificate has been designated a material document for inspection in connection with the Offer. See "Material Contracts and Documents for Inspection" on page 623.*

1. *Adjusted Margin: Adjusted Margin provides investors with useful supplemental information about the financial performance of the business and more accurately reflects the value addition of the travel services that Company provides to its customers. We evaluate our financial performance based on Adjusted Margin which represents Revenue from operations excluding other operating income after deducting service cost and adding back expenses related to customer inducement and acquisition costs that have been reduced from Revenue from operations. Promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred are recorded as reduction from Revenue from operations in compliance with the accounting standards as per Ind AS. In order to reflect the value of revenue earned, the customer acquisition and inducement cost is added back to determine Adjusted Margin.*
2. *Adjusted EBITDA = Restated profit/ (loss) for the year + Tax expense/(benefits) + Finance Costs + Depreciation and Amortisation + Interest Income (bank deposits and others) + Unwinding of discount on other financial assets + Foreign exchange gain (net) + Exceptional items + Share-based payment expenses + Share of (profit)/loss from joint venture + Listing and related expenses.*
3. *Gross Booking- This KPI provides information and tracks the total sales done by the Company. Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.*
4. *Adjusted Margin % represents the net margin ratio of the particular product that is Air Ticketing, Hotels and Packages and Other Services and is defined as Adjusted Margin as a percentage of Gross Bookings.*
5. *Air Passengers Booked / Stand-alone hotel room nights booked – This KPI represents the quantitative data of the numbers of air passengers booked/room nights booked on gross basis.*
6. *Packages passengers travelled - This KPI represents the quantitative data of the numbers of passengers travelled under the packages sold by the company for the period*

The performance of the Company can be gauged by the KPIs as disclosed above, which are also generally tracked as the market standard. Historically the Company has been using these numbers to track its performance.

Adjusted EBITDA, and Adjusted Margin

Earnings before interest, taxes, depreciation and amortization expenses (EBITDA) and Adjusted Earnings before interest, taxes, depreciation and amortization expenses (Adjusted EBITDA):

EBITDA was ₹ 510.88 million and adjusted EBITDA Profit was ₹ 669.69 million in the financial year ended March 31, 2023. EBITDA increased by 1127.81% to ₹ 510.88 million in the year ended March 31, 2023 from ₹ 41.61 million in the year ended March 31, 2022. EBITDA profit increased by 107. 30% to ₹ 41.61 million in the year ended March 31, 2022 from ₹ (569.82) million in the year ended March 31, 2021

Adjusted Margin:

Our Adjusted Margin of Air services was ₹ 4,335.30 million in the financial year ended March 31, 2023. Adjusted Margin includes the add-back of expenses in the nature of consumer promotion and certain loyalty program costs i.e. customer inducement acquisition cost reduced from revenue of ₹ 2,555.32 million in the financial year ended March 31, 2023. These expenses have been added back to calculate Adjusted margin, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Our Adjusted Margin of Hotel services was ₹ 1,064.73Million in the financial year ended March 31, 2023. Adjusted Margin includes the add-back of expenses in the nature of consumer promotion and certain loyalty program costs, i.e., customer inducement acquisition cost reduced from revenue of ₹ 263.75 million in the financial year ended March 31, 2023. These expenses have been added back to calculate Adjusted margin, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business.Also, service cost of ₹ 644.63 million is reduced from revenue to arrive at adjusted margin for the financial year ended March 31, 2023. Under Ind AS 115, these expenses are reduced from revenue,

which is a GAAP measure. Our Adjusted Margin of Other services was ₹ 177.70 million in the financial year ended March 31, 2023. Adjusted Margin includes the add-back of expenses in the nature of consumer promotion and certain loyalty program costs i.e. customer inducement acquisition cost reduced from revenue of ₹ 23.38 million in the financial year ended March 31, 2023. These expenses have been added back to calculate Adjusted margin, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Our Company shall continue to disclose the KPIs disclosed above, on a periodic basis, at least once in a year (or for any lesser period as determined by our Company), for a duration that is at least the later of (i) one year after the listing date or period specified by SEBI; or (ii) till the utilization of the Net Proceeds. Any change in these KPIs, during the aforementioned period, will be explained by our Company. The ongoing KPIs will continue to be certified as required under the SEBI ICDR Regulations.

7. **Comparison of KPIs based on additions or dispositions to our business**

There have been no material acquisitions made by our Company during the last three fiscals, i.e., fiscal 2023, fiscal 2022 and fiscal 2021.

8. **Comparison with Peers**

a) Comparison of Accounting Ratios with Listed Industry Peers

We submit that since the Company is predominantly present in the Indian markets, comparison with global OTA players will not be relevant.

The following peer group has been determined on the basis of companies listed on Indian stock exchanges, whose business profile is comparable to our businesses:

Name of the company	Total revenue (₹ in million)	Face Value per Equity Share (₹)	P/E	P/B	EPS (Basic) (₹)	EPS (Diluted) (₹)	RoNW (%)	NAV (₹ per Equity Share)
Yatra Online Limited	3,974.65	1	[●]	[●]	0.69	0.69	4.50	15.04
Listed peers								
Easy Trip Planners Limited[(1)]	4,641.98	1	56.53	20.43	0.77	0.77	36.21	2.13

[(1)]Figures for Easy Trip Planners Limited has been provided to us by the Company. We have verified the numbers from the published financials of Easy Trip Planners Limited for FY 2022-23 and calculated the mathematical accuracy for P/E, P/B, RONW and NAV.

Notes:

1) *Figures of Yatra Online Limited are derived from Restated Consolidated Summary Statements for the year ended March 31, 2023.*
2) *P/E ratio has been calculated as closing price as on March 31, 2023 divided by EPS as on March 31, 2023.*
3) *P/B ratio has been calculated as closing price as on March 31, 2023 divided by book value per share as on March 31, 2023.*
4) *Net worth = net worth means the aggregate value of equity share capital and other equity created out of the profits, securities premium account and debit or credit balance of profit and loss account, after deducting the aggregate value of the accumulated losses, deferred expenditure and miscellaneous expenditure not written off, derived from the Restated Consolidated Summary Statements, but does not include reserves created out of revaluation of assets, write-back of depreciation and amalgamation.*
5) *Average Return on Net Worth ("RoNW") = Calculated as restated consolidated profit/(loss) for the year attributable to equity holders divided by Net Worth at the end of the year.*
6) *Net asset value per share (in ₹): Net asset value per share is calculated by dividing net asset value by weighted average number of equity shares outstanding at the end of the year.*

b) Comparison of KPIs of our Company with our listed Indian peers

	Gross booking revenue from Air Ticketing			Gross booking revenue from Hotel and Holiday Packages			Revenue from Operations			Air ticketing Booked (in million)^			Stand-alone Hotel Room Nights^^ Booked (in million)		
	FY 21	FY 22	FY 23	FY 21	FY 22	FY 23	FY 21	FY 22	FY 23	FY 21	FY 22	FY 23	FY 21	FY 22	FY 23
Yatra Online Limited	13,002	27,649	56,408	1,704	3,479	8,153	1,254	1,981	3,802	2.6	3.7	5.6	0.5	1.0	1.8

	Gross booking revenue from Air Ticketing			Gross booking revenue from Hotel and Holiday Packages			Revenue from Operations			Air ticketing Booked (in million)^			Stand-alone Hotel Room Nights^^ Booked (in million)		
	FY 21	FY 22	FY 23	FY 21	FY 22	FY 23	FY 21	FY 22	FY 23	FY 21	FY 22	FY 23	FY 21	FY 22	FY 23
(formerly known as Yatra Online Private Limited)															
MakeMy Trip Limited	72,827	1,44,644	3,33,200	27,951	59,952	1,25,129	12,135	22,644	47,680	15.0	24.7	43.9	8.5	15.6	26.1
Easy Trip Planners Ltd	NA	NA	NA	NA	NA	NA	1,385	2,354	4,488	4.5	7.1	11.5	0.1	0.1	0.3

Source: Crisil Report

Gross booking revenue from Air Ticketing and Hotel and Packages business is not available in public domain for Easy Trip Planner Ltd.

Notes:

^MakeMyTrip Ltd and Easy Trip Planners Ltd report segments instead of trips (reported by Yatra Online Limited). Segments include break journey and layover. For e.g., One booking trip may have two segments for return trip, four segments for layover return trip both ways, etc.

^^ Easy Trip Planners Ltd: defined as hotel booking transactions done by customers with the company during the fiscal year.Yatra Online Limited defined as hotel room nights booked on a standalone basis and as a part of a holiday package.MakeMyTrip Ltd: defined as "hotel-room nights," is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations

For details on comparison of Company with unlisted peers, please refer "*Industry Overview - Competitive assessment of OTAs and corporate travel players in India*" section on page 224 of the RHP.

9. **Weighted Average Cost of Acquisition**

Primary transactions

Our Company has not issued any shares (Equity Shares/convertible securities), excluding grants of any options and issuance of bonus shares, equal to or more than 5% of the fully diluted paid-up share capital of our Company (calculated on the pre-issue capital before such transaction and excluding employee stock options granted but not vested), in a single transaction or multiple transactions (combined together over a span of rolling 30 days) during 18 months preceding the date of filing of this Red Herring Prospectus.

Secondary Transactions

There have been no secondary sale/acquisition of shares (Equity Share/convertible securities) by Promoters, Promoter Group entities, Selling Shareholders, excluding gifts, where either acquisition or sale is equal to or more than 5% of the fully diluted paid-up share capital of our Company (calculated on the pre-issue capital before such transaction and excluding employee stock options granted but not vested), in a single transaction or multiple transactions (combined together over a span of rolling 30 days) during 18 months preceding the date of filing of this Red Herring Prospectus.

Floor Price and Cap Price vis-à-vis Weighted Average Cost of Acquisition based on Past Allotment(s)/ Secondary Transaction(s)

Floor Price and Cap Price as compared to the weighted average cost of acquisition of Equity Shares based on primary/ secondary transaction(s), as disclosed in paragraph 9 above, are set out below:

Past Transactions	Weighted average cost of acquisition (in ₹)	Floor Price (*i.e.*, ₹ [●])	Cap Price (*i.e.*, ₹ [●])
Weighted average cost of acquisition of primary transaction	N.A.	N.A.	N.A.
Weighted average cost of acquisition of secondary transactions*	N.A.	N.A.	N.A.

* *Secondary transactions where Promoters, Promoter Group entities or Selling Shareholders are a party to the transaction.*

10. **Justification for Basis for the Offer Price**

Set forth below is an explanation for the Offer Price and Cap Price being [●] times and [●] times, respectively, of the weighted average cost of acquisition of primary transaction in last 18 months (as set out in paragraph 9 above) and in view of the external factors which may have influenced the pricing of the Offer:

[●]*

**To be included on finalisaiton of Price Band.*

11. **The Offer Price will be [●] times of the face value of the Equity Shares**

The Offer Price of ₹ [●] ([●] times the face value of the Equity Shares) has been determined by our Company and the Promoter Selling Shareholder, in consultation with the BRLMs, on the basis of assessment of market demand from investors for the Equity Shares through the Book Building Process. Our Company, the Promoter Selling Shareholder and the BRLMs believe that the Offer Price of ₹ [●] is justified in view of the above qualitative and quantitative parameters. Investors should read the above mentioned information along with "*Risk Factors*", "*Our Business*", "*Restated Consolidated Summary Statements*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" on pages 31, 337, 405 and 477, respectively, to have a more informed view. The trading price of the Equity Shares of our Company could decline due to the factors mentioned in "*Risk Factors*" on page 31 and you may lose all or part of your investments.

STATEMENT OF SPECIAL TAX BENEFITS

Statement Of Special Tax Benefits Available To The Company, its Material Subsidiary And Its Shareholders Under The Applicable Laws In India

The Board of Directors
Yatra Online Limited
(formerly known as Yatra Online Private Limited)
Gulf Adiba, 4th Floor Plot 272, Udyog Vihar, Phase II,
Sector 20, Gurugram 122008
Haryana, India
Dear Sirs,

Statement of Special Tax Benefits available to Yatra Online Limited (formerly known as Yatra Online Private Limited), its material subsidiaries and its shareholders under the Indian tax laws

1. We hereby confirm that the enclosed Annexure, prepared by Yatra Online Limited (formerly known as Yatra Online Private Limited) ('the Company'), provides the special tax benefits available to the Company, its material subsidiaries, namely, TSI Yatra Private Limited, Yatra TG Stays Private Limited, Yatra Online Freight Private Limited and Yatra For Business Pvt. Ltd. (together referred as 'the Material subsidiaries') and to the shareholders of the Company under the Income-tax Act, 1961 ('the Act') as amended by the Finance Act 2023, i.e. applicable for the Financial Year 2023-24 relevant to the assessment year 2024-25, the Central Goods and Services Tax Act, 2017 , the Integrated Goods and Services Tax Act, 2017 ("GST Act"), presently in force in India (together, the "**Tax Laws**"). Several of these benefits are dependent on the Company or its shareholders fulfilling the conditions prescribed under the relevant provisions the Tax Laws. Hence, the ability of the Company, the material subsidiaries and its shareholders to derive the tax benefits is dependent upon their fulfilling such conditions which, based on business imperatives the Company faces in the future, the Company and / or its shareholders may or may not choose to fulfil.

2. The benefits discussed in the enclosed Annexure are not exhaustive and the preparation of the contents stated is the responsibility of the Company's management. We are informed that this statement is only intended to provide general information to the investors and is neither designed nor intended to be a substitute for professional tax advice. In view of the individual nature of the tax consequences and the changing tax laws, each investor is advised to consult his or her own tax consultant with respect to the specific tax implications arising out of their participation in the issue.

3. We do not express any opinion or provide any assurance as to whether:

    i. the Company, the Material subsidiaries or its shareholders will continue to obtain these benefits in future;

    ii. the conditions prescribed for availing the benefits have been / would be met with; and

    iii. the revenue authorities/courts will concur with the views expressed herein.

4. The contents of the enclosed statement are based on information, explanations and representations obtained from the Company and on the basis of their understanding of the business activities and operations of the Company.

5. This Statement is issued solely in connection with the proposed initial public offer of the Equity Shares of the Company ("**IPO**") and is not to be used, referred to or distributed for any other purpose.

For S.R. Batliboi & Associates LLP
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Yogender Seth
Partner
Membership Number: 94524
Place of Signature: Gurugram
Date: September 8, 2023

Annexure 1

The Statement Of Special Tax Benefits Available To The Company, The Material Subsidiaries And Its Shareholders

Direct Taxation

Outlined below are the Special tax benefits available to Yatra Online Limited (formerly known as Yatra Online Private Limited) ('Company'), TSI Yatra Private Limited, Yatra TG Stays Private Limited, Yatra Online Freight Services Private Limited and Yatra For Business Pvt. Ltd. (together referred as 'the Material Subsidiaries') and its Shareholders under the Income-tax Act, 1961 ('the Act') as amended by the Finance Act 2023, i.e. applicable for the Financial Year 2023-24 relevant to the assessment year 2024-25,

1. **SPECIAL DIRECT TAX BENEFITS AVAILABLE TO THE COMPANY**

   A. **Deduction under section 35D of the Act**

   The Company is entitled to amortize preliminary expenditure, being expenditure incurred in connection with the issue for public subscription, under section 35D of the Act, subject to the limit specified in section 35D(3) of the Act. The deduction is allowable for an amount equal to one-fifth of such expenditure for each of five successive assessment years beginning with the assessment year in which the business commences or as the case may be, the previous year in which the extension of the undertaking is completed or the new unit commences production or operation. The aforesaid deduction is not available while computing MAT liability of the Company under Section 115JB of the Act. In accordance with and subject to fulfilment of conditions as laid out under Section 35D of the Act, the Company has an option to claim such expenses as allowable expenditure in the computation of taxable income while filing appropriate tax returns in India.

2. **SPECIAL DIRECT TAX BENEFITS AVAILABLE TO THE MATERIAL SUBSIDIARIES**

   A. **Lower corporate tax rate under section 115BAA (being availed by Subsidiaries TSI Yatra Private Limited and Yatra for Business Private Limited)**

   Section 115BAA of the Act grants an option to a domestic company to be governed by the section from a particular assessment year. If a company opts for section 115BAA of the Act, it can pay corporate tax at a reduced rate of 25.168% (22% plus surcharge of 10% and education cess of 4%).

   Section 115BAA of the Act further provides that domestic companies availing the option will not be required to pay Minimum Alternate Tax (MAT) on their 'book profits' under section 115JB of the Act.

   However, such a company will no longer be eligible to avail specified exemptions / incentives under the Act and will also need to comply with the other conditions specified in section 115BAA. Also, if a company opts for section 115BAA, the tax credit (under section 115JAA), if any, which it is entitled to on account of MAT paid in earlier years, will no longer be available. Further, it shall not be allowed to claim set-off of any brought forward loss arising to it on account of specified incentives provided under section 115BAA and unabsorbed depreciation on account of additional depreciation.

3. **SPECIAL DIRECT TAX BENEFITS AVAILABLE TO THE SHAREHOLDERS**

   A. As per Section 112A of the Act, long-term capital gains arising from transfer of an equity share, or a unit of an equity oriented fund or a unit of a business trust shall be taxed at 10% (without indexation) of such capital gains subject to fulfilment of prescribed conditions under the Act (including payment of security transaction tax) as well as per Notification No. 60/2018/F. o.370142/9/2017-TPL dated October 1, 2018. It is worthwhile to note that tax shall be levied where such capital gains exceed INR 1,00,000.

   B. Section 112 of the Act provides for taxation of long-term capital gains.

   In case of a domestic company/ resident, amount of income-tax on long-term capital gains arising from the transfer of a capital asset shall be computed at the rate of 20%.

In case of non-resident (not being a company) or a foreign company, the amount of income-tax on long-term capital gains arising from the transfer of a capital asset (being unlisted securities or shares of a company not being a company in which the public are substantially interested) shall be calculated at the rate of 10% without giving effect to the first and second proviso to section 48.

Further, where the tax payable is payable in respect of any income arising from the transfer of a long-term capital asset, being listed securities (other than a unit) or zero coupon bond, then such income will be subject to tax at the rate of 10% of the amount of capital gains before giving effect to the provisions of the second proviso to section 48.

C. As per Section 111A of the Act, short term capital gains arising from transfer of an equity share shall be taxed at 15% subject to fulfilment of prescribed conditions (including payment of security transaction tax) under the Act.

Except for the above, the Shareholders of the Company are not entitled to any other special tax benefits under the Act.

Notes:

1. The above statement of Direct Tax Benefits sets out the special tax benefits available to the Company, its Material Subsidiaries and its shareholders under the current tax laws presently in force in India.

2. This statement is only intended to provide general information to the investors and is neither designed nor intended to be a substitute for professional tax advice. In view of the individual nature of the tax consequences, the changing tax laws, each investor is advised to consult his or her own tax consultant with respect to the specific tax implications arising out of their participation in the issue.

3. This statement does not discuss any tax consequences in the country outside India of an investment in the Shares. The subscribers of the Shares in the country other than India are urged to consult their own professional advisers regarding possible income-tax consequences that apply to them.

4. In respect of non-residents, the tax rates and the consequent taxation mentioned above shall be further subject to any benefits available under the applicable Double Taxation Avoidance Agreement, if any, between India and the country in which the non-resident has fiscal domicile.

5. The above statement covers only above-mentioned tax laws benefits and does not cover any indirect tax law benefits or benefit under any other law.

The views expressed in this statement are based on the facts and assumptions as indicated in the statement. No assurance is given that the revenue authorities/courts will concur with the views expressed herein. The views are based on the existing provisions of law and its interpretation, which are subject to change from time to time. We do not assume responsibility to update the views consequent to such changes.

For Yatra Online Limited (formerly known as Yatra Online Private Limited)

Dhruv Shringi
Whole Time Director cum CEO

Annexure 2

The Statement Of Special Tax Benefits Available To The Company, The Material subsidiaries And Its Shareholders

Indirect Taxation

Outlined below are the Special tax benefits available to Yatra Online Limited (formerly known as Yatra Online Private Limited) ('Company'), its material subsidiaries, namely, TSI Yatra Private Limited, Yatra TG Stays Private Limited, Yatra Online Freight Private Limited and Yatra For Business Pvt. Ltd. (together referred as 'the Material subsidiaries')and its Shareholders under the Central Goods and Services Tax Act, 2017, the Integrated Goods and Services Tax Act, 2017 ("GST Act") read with Rules, circulars and notifications under the GST Act (here in referred to as the 'GST Law')

1. **Special tax benefits available to the Company under GST Law**

    A. The specific tax benefit of paying tax at lower rate on tour operator services is available to the Company at present subject to fulfillment of conditions prescribed as per the respective provisions of the GST Law:

    As per Notification No.11/2017-Central Tax (Rate) dated 28 June 2017 as amended by Notification No. 01/2018-Central Tax (Rate) dated 25 January 2018, supply of tour operator services is taxable at the rate of 5 % subject to the conditions that credit of input tax charged (other than ITC on input service in the same line of business) on goods and services used in supplying the service has not been taken and the bill issued for supply of this service indicates that it is inclusive of charges of accommodation and transportation required for such a tour and the amount charged in the bill is the gross amount charged for such a tour including the charges of accommodation and transportation required for such a tour

    B. The specific tax benefit of paying tax at lower rate on renting of motor cab is available to the Company at present subject to fulfilment of conditions prescribed as per the respective provisions of the GST Law: As per Notification No.11/2017-Central Tax (Rate) dated 28 June 2017 as amended by Notification No. 31/2017-Central Tax (Rate) dated 13 October 2017, supply of renting of motor cab services (where cost of fuel is included in the consideration charged from service recipient) is taxable at the rate of 5 % subject to the conditions that credit of input tax charged (other than ITC on input service in the same line of business) on goods and services used in supplying the service has not been taken.

2. Special tax benefits available to the Material subsidiaries under GST Law

    A. The specific tax benefit of paying tax at lower rate on tour operator services is available to the Subsidiaries, Yatra for Business Private Limited and TSI Yatra Private Limited at present subject to fulfilment of conditions prescribed as per the respective provisions of the GST Act:
    As per Notification No.11/2017-Central Tax (Rate) dated 28 June 2017 as amended by Notification No. 01/2018-Central Tax (Rate) dated 25 January 2018, supply of tour operator services is taxable at the rate of 5 % subject to the conditions that credit of input tax charged (other than ITC on input service in the same line of business) on goods and services used in supplying the service has not been taken and the bill issued for supply of this service indicates that it is inclusive of charges of accommodation and transportation required for such a tour and the amount charged in the bill is the gross amount charged for such a tour including the charges of accommodation and transportation required for such a tour.

    B. The specific tax benefit of paying tax at lower rate on renting of motor cab is available to the Subsidiary, Yatra for Business Private Limited at present subject to fulfilment of conditions prescribed as per the respective provisions of the GST Law:
    As per Notification No.11/2017-Central Tax (Rate) dated 28 June 2017 as amended by Notification No. 31/2017-Central Tax (Rate) dated 13 October 2017, supply of renting of motor cab services (where cost of fuel is included in the consideration charged from service recipient) is taxable at the rate of 5 % subject to the conditions that credit of input tax charged (other than ITC on input service in the same line of business) on goods and services used in supplying the service has not been taken.

3. Special tax benefit available to Shareholders

There are no special tax benefits available to the shareholders under the GST Regime.

Note:

1. This statement does not cover any general tax benefits available to the Company or shareholders of the Company and its subsidiary Companies.
2. The above Statement covers only certain special tax benefits available at present under the GST Act, read with the relevant rules, circulars and notifications and does not cover any benefit under any other law enforced in India.
3. This statement is only intended to provide general information to the investors and is neither designed nor intended to be a substitute for professional tax advice. In view of the individual nature of the tax consequences, the changing tax laws, each investor is advised to consult his or her own tax consultant with respect to the specific tax implications arising out of their participation in the issue.
4. This statement does not discuss any tax consequences in the country outside India of an investment in the Shares. The subscribers of Shares in the country other than India are urged to consult their own professional advisers regarding possible income – tax consequences that apply to them.
5. The above statement covers only above-mentioned GST Law benefit and does not cover any direct tax law benefits or benefit under any other law.
6. The views expressed in this statement are based on the facts and assumptions as indicated in the statement. No assurance is given that the revenue authorities/courts will concur with the views expressed herein. The views are based on the existing provisions of law and its interpretation, which are subject to change from time to time.

We do not assume responsibility to update the views consequent to such changes. We shall not be liable to any claims, liabilities or expenses relating to this assignment except to the extent of fees relating to this assignment, as finally judicially determined to have resulted primarily from bad faith or intentional misconduct. We will not be liable to any other person in respect of this Statement.

For Yatra Online Limited (formerly known as Yatra Online Private Limited)

Dhruv Shringi
Whole Time Director cum CEO

SECTION IV: ABOUT OUR COMPANY

INDUSTRY OVERVIEW

Unless otherwise indicated, the information in this section is obtained or extracted from the independent report titled "*Assessment of the travel industry in India*" dated August 2023, prepared and released by CRISIL ("**CRISIL Report**") and exclusively commissioned and paid for by our Company in connection with the Offer. We commissioned and paid for the CRISIL Report pursuant to engagement letter entered with CRISIL for the purposes of confirming our understanding of the industry exclusively in connection with the Offer. The Industry Reports are available on the website of our Company at http://investors.yatra.com/Investor-Relations-India/default.aspx. The data included herein includes excerpts from the CRISIL Report which may have been re-ordered by us for the purposes of presentation. Unless otherwise indicated, financial, operational, industry and other related information derived from the CRISIL Report and included herein with respect to any particular year refers to such information for the relevant calendar year. The recipient should not construe any of the contents in CRISIL Report as advice relating to business, financial, legal, taxation or investment matters and are advised to consult their own business, financial, legal, taxation, and other advisors concerning the transaction. While preparing its report, CRISIL has also sourced information from publicly available sources, including our Company's financial information available publicly. However, financial information relating to our Company presented in other sections of this Red Herring Prospectus has been prepared in accordance with Ind AS and restated in accordance with the SEBI ICDR Regulations. Accordingly, the financial information of our Company in this section is not comparable with Ind AS financial information presented elsewhere in this Red Herring Prospectus. Further, references to travel industry in this section is in accordance with the presentation, analysis and categorisation in the CRISIL Report. Our segment reporting in the financial statements is based on the criteria set out in Ind AS 108, Operating Segments and accordingly we do not prepare our financial statements by the segments outlined in CRISIL Report. Further, also see "*Risk Factors – Industry information included in this Red Herring Prospectus has been derived from an industry report commissioned by us for such purpose. There can be no assurance that such third-party statistical, financial and other industry information is either complete or accurate.*" on page 55.

(The remainder of this page is intentionally left blank)

India's macroeconomic review

GDP rose at a 5.7% CAGR between fiscal 2012 and 2023; growth likely at 6.0% in fiscal 24

- As per the provisional estimates released by the National Statistical Office, India's real gross domestic product (GDP) grew at 7.2% in fiscal 2023, growing to ~Rs 160 trillion in fiscal 2023 from Rs 87 trillion in fiscal 2012

- While domestic demand has stayed relatively resilient in fiscal 2023, it would be put to test in fiscal 2024 as industrial activity weakens. It will feel the pressure from increasing transmission of interest rate hikes to consumers as well, and as the catch-up in contact-based services fades. Also, rural income prospects remain dependent on the vagaries of the weather. Therefore, increasing frequency of extreme weather events remains a key monitorable. While lowering demand for Mahatma Gandhi National Rural Employment Guarantee Act jobs is an encouraging sign for the rural economy from a job perspective, depressed wages are a matter of concern for rural demand. Besides the global slowdown, a forecast of El Nino, which disturbs Indian monsoons and hits rural incomes, is another risk to monitor. Because of these factors, CRISIL projects GDP growth to slow to 6% in fiscal 2024 from an estimated 7.2% in fiscal 2023, with risks to the downside.

Real GDP growth (% year-on-year)



FY24P
FY23PE
FY22PE
FY21RE^
FY20
FY19
FY18
FY17
FY16
FY15
FY14
FY13
6.0%
7.2%
9.1%
-5.8%
3.9%
6.5%
6.8%
8.3%
8.0%
7.4%
6.4%
5.5%
-9.0%
-7.0%
-5.0%
-3.0%
-1.0%
1.0%
3.0%
5.0%
7.0%
9.0%

Notes: RE: revised estimates; PE: provisional estimates; P: projected
Sources: Provisional Estimates of National Income, 2022-23, CSO, MoSPI; CRISIL MI&A

India ranked sixth globally in total tourism spending in 2021

- India ranked sixth worldwide in total tourism spend in 2021. As a percentage of GDP, tourism spending was 6.9% in 2019 and it was 5.8% in 2021. Travel and tourism GDP fell 41.7% on-year in 2020, owing to the pandemic. It rose 43.6% in 2021.

Key countries in total tourism spending ($ billion at constant prices) and contribution to GDP in 2021 (%)


2000
1800
1600
1400
1200
1000
800
600
400
200
0
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
8.6%
5.5%
11.6%
4.6%
7.1%
4.2%
9.8%
6.4%
13.1%
9.1%
8.5%
6.5%
6.9%
5.8%
10.1%
5.7%
15.0%
13.1%
10.7%
4.7%
US
China
Japan
Germany
Italy
France
India
UK
Mexico
Australia
Total contribution to GDP ($ billion), 2019
Total contribution to GDP ($ billion), 2021
Total contribution to GDP (%), 2019
Total contribution to GDP (%), 2021

Source: World Travel and Tourism Council (WTTC), CRISIL MI&A

Review of the travel market in India

Indian travel industry expected to clock 9-11% CAGR between fiscals 2023 and 2028

The Indian travel industry was estimated at Rs 2,825-2,845 billion in fiscal 2023. Led by a growing economy, geographical and cultural diversity, and various government initiatives, the Indian travel industry grew at 6-8% CAGR between fiscal 2017 to 2023, to a size of Rs 2,825-2,845 billion. The growth momentum is expected to continue. We expect the industry to grow annually by 9-11% to Rs 4,540-4,560 billion by fiscal 2028, driven by development of tourism infrastructure, rising income levels translating to higher discretionary spending on travel and tourism, increase in frequency of travel business and leisure purposes, reforms in visa and increase in connectivity across means of transport.

Indian travel industry – trends and outlook


Rs. Billion
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
CAGR (FY17-23): 6-8%
CAGR (FY23-28): 9-11%
1865-1885
2480-2500
1010-1030
1745-1765
2825-2845
4540-4560
FY17
FY20
FY21
FY22
FY23E
FY28P

Notes: 1. E: Estimated P: Projected 2. Market size for the Indian travel industry has been estimated at gross bookings. The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised.

Source: CRISIL MI&A

A snapshot of the travel market in India


FY23 E
FY28 P
Rs billion (GROSS booking revenue)
Travel industry in India
2,825 – 2,845
CAGR: 9 - 11%
4,540 – 4,560
Online penetration (%)
66-68%
73-75%
Share of Indian travel market as of FY 23
Air ticketing: 50-52%; hotel booking: 29-31%; rail ticketing: 18-20%
Online travel market
1,900 – 1,920
CAGR:11.5-12.5%
3,335 - 3,355
OTA's share in online travel market (%)
67-69%
72-74%
OTA industry in India
1,285 – 1,305
CAGR: 13-14%
2,440 – 2,460
Rs billion (net revenue)
OTA industry in India (net revenue)
108 - 110
CAGR: 14-15%
213 - 215
Share of OTA as of FY23
Air ticketing: 68-70%; hotel booking: 16-18%; others (bus, rail, etc): 13-15%
Share of B2B in OTA
38-43%
40-45%
B2B in OTA
42 - 46
CAGR: 14-15%
89 - 93

Notes: Values in Rs billion except for percentages

1. E: Estimated P: Projected 2. For gross bookings, CRISIL MI&A has considered airline ticketing (domestic and international), hotels (room revenue across premium, mid-market and budget accommodation) and railway ticketing (long distance train ticketing) segments of the travel industry in India. The market size includes tickets booked through offline and online modes and is estimated at the gross booking level (defined as the total amount

paid by customers for travel services and products booked through the company and/or agency, including taxes, fees and other charges, and these are net of cancellations, discounts and/or refunds). CRISIL MI&A has not included bus bookings under the Indian travel industry in this section.

3. For estimating the online travel agency (OTA) industry, CRISIL MI&A has considered net revenue i.e., typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

4. The business-to-customer (B2C) category includes direct or retail customers; the business-to-business (B2B) category includes corporate clients and travel agents.

5. The online travel industry includes bus bookings revenue, along with flight, rail and hotel bookings

Source: Industry interactions, CRISIL MI&A

- The Indian travel industry is expected to grow at a 9-11% CAGR, expanding to Rs 4,540 billion - 4,560 billion in fiscal 2028 from Rs 2,825-2,845 billion in fiscal 2023, driven by development of tourism infrastructure, rising income levels translating into higher discretionary spending on travel and tourism, and an increase in the frequency of travel for business and leisure purposes. Online penetration within the industry is expected to reach 73-75%. As a result, the online travel market in India is estimated to grow to Rs 3,335 billion – 3,355 billion in fiscal 2028 from Rs 1,900 – 1,920 billion in fiscal 2023, or at a 11.5-12.5% CAGR. Within the online travel market, the share of OTAs is expected to increase faster than captive players.

- Gross booking revenue of the OTA industry in India is estimated to grow at a 13-14% CAGR between fiscals 2023 and 2028 to Rs 2,440 billion - 2,460 billion. In net revenue terms, it is likely to grow 14-15% to Rs 213 billion - 215 billion by fiscal 2028, driven by changing customer preferences and technological advancements. Within the OTA market, the business-to-business (B2B) category is expected to grow faster than the business-to-customer (B2C) category through fiscal 2028. The B2B category is estimated to grow at a 15-16% CAGR to Rs 89 billion - 93 billion in fiscal 2028 from Rs 42 billion - 46 billion in fiscal 2023.

Air travel to retain a majority share in the Indian travel market as of fiscal 2028

Segment-wise share in the Indian travel market


CAGR (FY17-23):
Air: 8.5-9.5%; hotel: 5.5-6.5%; rail: 4.0-5.0%
CAGR (FY23-28):
Air: 12.0-13.0%; hotel: 7-8%; rail: 6.0-7.0%
(Rs billion
1,865-1,885
2,480-2,500
1,010-1,030
1,740-1,760
2,825-2,845
4,540-4,560
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
21-23%
31-33%
45-47%
18-20%
30-32%
49-51%
21-23%
31-33%
45-47%
26-28%
31-33%
40-42%
18-20%
29-31%
50-52%
15-17%
26-28%
57-59%
FY17
FY20
FY21
FY22E
FY23P
FY28P
Air ticketing
Hotel booking
Rail ticketing

Note: E: estimated P: projected

The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. Market sizing are estimates post considering COVID-19 impact.

The numbers above the bar charts represent total Indian travel market for that year

Source: CRISIL MI&A

Online penetration in the Indian travel market to reach 73-75% by fiscal 2028

The Indian travel market is growing fast and has significantly evolved with digitisation. The global distribution system (GDS)* was introduced for travel and hospitality service providers in India during the 1990s, at a time when internet penetration was low. The trend in online travel bookings was further fuelled with the Indian Railway Catering and Tourism Corporation (IRCTC) launching its e-ticketing services in 2002. Another driver of online ticketing was the emergence of OTAs and online travel aggregators during the early 2000s, who initially focussed on airline ticketing.

Ticketing services across travel segments have undergone a dramatic change thanks to increased internet penetration, greater affordability of smart phones, user friendliness of online platforms, convenience in terms of comparison, varied modes of payment offered (credit cards, debit cards and net banking), and faster pace of service providers adopting digital platforms for their respective businesses. Online penetration, defined as share of bookings done online via captive websites of the

service providers or through OTAs, of the Indian travel industry stands at 66-68% as of fiscal 2023. It is expected to increase to 73-75% by fiscal 2028, supported by growth in online transactions.

Trend and outlook in online penetration of the Indian travel market



CAGR (FY17-23)
Online: 12.5-13.5%; offline: (0.5)-(1.5)%
CAGR (FY23-28)
Online: 11.5-12.5%; offline: 5-6%
(Rs billion)
1,865-1,885
2,480-2,500
1,010-1,030
1,740-1,760
2,825-2,845
4,540-4,560
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
50-52%
48-50%
39-41%
59-61%
36-38%
62-64%
33-35%
65-67%
32-34%
66-68%
25-27%
73-75%
FY17
FY20
FY21
FY22E
FY23P
FY28P
Online
Offline

Note: E: estimated P: projected

The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. Market sizing are estimates post considering COVID-19 impact. The numbers above the bar charts represent total Indian travel market for that year.

Source: CRISIL MI&A

Online penetration of air ticketing is estimated to be highest at 74-76% as of fiscal 2023

- Industry estimates indicate that air ticketing has a high online penetration of 74-76% as of fiscal 2023, as this segment was the first to adopt online channels, followed by railways (80-82%). Commencement of e-ticketing services by IRCTC since 2002 has helped the online railways ticketing segment gain ground. In contrast, online penetration in hotel bookings is low at 31-33% as of fiscal 2023, due to the fragmented nature of the Indian hotel industry compared with the airlines or railways, and comparatively slower adoption of hotel brands and chains, especially the small and mid-sized ones onto the digital platforms including OTAs.

Segment-wise share of online penetration in India

CAGR (FY23-28):
Air: 12.0-13.0%; hotel: 6.5-7.5%; rail: 6.0-7.0%


(Rs billion)
1,450-1,470
835-855
520-540
2,610-2,630
1,200-1,220
705-725
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
24-26%
74-76%
67-69%
31-33%
18-20%
80-82%
18-20%
80-82%
60-62%
38-40%
17-19%
81-83%
Air ticketing
Hotel booking
Rail ticketing
FY23E
Air ticketing
Hotel booking
Rail ticketing
FY28P
Online
Offline

Note: E: Estimated P: Projected
The numbers above the bar charts represent the total travel market for that segment
Source: CRISIL MI&A

- CRISIL MI&A expects online penetration in airline and rail ticketing to improve to 80-82% and 81-83%, respectively, by fiscal 2028, on account of the sheer convenience offered by online channels. In case of hotels segment, online penetration is expected to improve to 38-40% in by fiscal 2028, mainly because of supply expansion as more players, especially from smaller tier 1, 2 and 3 cities*, come onto the online platform. Thanks to deeper penetration of internet, wider smartphone usage and social media influence, coupled with a young population that has rapidly adapted to the digital era, consumers' preference for online travel booking across segments is expected to increase in the medium to long term.

Note:Based on city category classification followed by 7th Pay Commission, tier I – X cities (top 8 cities), tier II – Y cities (next 88 cities), tier III – Z cities (all the remaining cities).*

Review of the online ticketing market in India

Indian online ticketing market to log 11-13% CAGR between fiscals 2023 and 2028

- In fiscal 2023, the Indian online ticketing market is estimated to be worth Rs 1,900-1,920 billion, registering 12.5-13.5% CAGR from Rs 900-920 billion in fiscal 2017. Growth can be attributed to the

increasing penetration of internet and smart phones. Other enabling factors include growing share of low-cost airlines, increasing popularity of online railway ticket booking system, and convenience that online bookings offer. However, the online ticketing industry is not without its share of challenges. Travellers' concern about security of their personal information and online financial frauds are the key challenges that require to be addressed effectively in order to ensure seamless transition from offline to online channels. The industry from its size in fiscal 2023 (Rs 1,900 billion - 1,920 billion) is expected to grow to 1.75 times (Rs 3,335 billion – 3,355 billion) by fiscal 2028, at a CAGR of 11.5-12.5%.

Online ticketing industry in India – Trend and outlook



(Rs billion)
CAGR: 12.5-13.5%
CAGR: 11.5-12.5%; ~1.75x
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
900-920
1,485-1,505
635-655
1,145-1,165
1,900-1,920
3,335-3,355
FY17
FY20E
FY21
FY22E
FY23E
FY28P
Online Ticketing Market

Note: E: Estimated P: Projected. The online ticketing industry includes bus bookings revenue, along with flight, rail and hotel bookings

Source: CRISIL MI&A

Airline ticketing has a dominant share in the Indian online ticketing industry

Sub-segments within the online ticketing market based on gross revenue


CAGR (FY17-23):
Air: 12-13%, rail: 9.5-10.5%, hotel: 16-17%, bus: 37.5-38.5%
CAGR (FY23-28):
Air: 13.5-14.5%; rail: 6.5-7.5%, hotel: 10.5-11.5%, bus: 8.5-9.5%
(Rs billion)
FY17
59-61%
26-28%
11-13%
1-3%
900-920
FY20
56-58%
22-24%
12-14%
6-8%
1,485-1,505
FY21
50-52%
27-29%
16-17%
4-6%
635-655
FY22
46-48%
32-34%
16-17%
4-6%
1,145-1,165
FY23E
57-59%
21-23%
13-15%
5-7%
1,900-1,920
FY28P
62-64%
17-19%
13-15%
4-6%
3,335-3,355
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Air Ticketing
Rail Ticketing
Hotel Booking
Bus ticketing

Note: E: Estimated P: Projected
The numbers to the right of the bar charts represent the total online ticketing market for that year
Source: Industry interactions, CRISIL MI&A

Share of OTAs and captive websites in the Indian online ticketing market

OTAs to dominate air, hotel and bus ticketing by fiscal 2028

- OTAs enjoy 80-82% share in the online air ticketing segment, much higher than captive websites' having 18-20% share. Better convenience as OTAs offer various options, ease of comparison and competitive pricing have played a major role in OTAs' achieving their dominance in the sector.

- In case of railways segment, the IRCTC dominates online rail ticketing. Although some OTAs have ventured into the rail ticketing segment, bookings are routed via the IRCTC platform itself. So, OTAs have only a marginal share as of now. This is expected to continue in the medium term as well.

Since, the IRCTC has initiated a number of measures to improve the user interface and ease the process of booking. Is expected to continue the same in the medium term as well.

- OTAs enjoy 82-84% share in the online hotels booking segment. As in the case of airline ticketing, higher degree of convenience offered by OTAs with regards to the number of options, ease of comparison and competitive pricing have played a crucial role in them gaining dominance.

- Online penetration in bus ticketing remains low on account of ready availability of tickets with state transport corporations and private players. However, OTAs enjoy a share of 80-82%, higher than captive players in this segment. Industry interactions indicate this is largely on account of higher degree of user friendliness of OTA platforms than captive websites.

- **Trend in and outlook for share of OTAs in total online ticketing industry in India (based on gross revenue)**



CAGR (FY23-28):
Air: 12.5-13.5%; Rail: 6-7%; Hotel: 11.0-12.0%; Bus: 8.5-9.5%
(Rs billion)
1,090-1,110
260-280
420-440
100-120
2,000-2,020
460-480
580-600
160-180
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
18-20%
16-18%
79-81%
18-20%
16-18%
13-15%
73-75%
15-17%
80-82%
82-84%
19-21%
80-82%
82-84%
85-87%
25-27%
83-85%
Air ticketing
Hotel booking
Rail ticketing
Bus ticketing
FY23E
FY28P
OTAs
Captive

Note: E: estimated; P: projected
The numbers above the bar charts are total online ticketing market for respective segment
Source: Industry interactions, CRISIL MI&A

OTAs command 67-69% share of total online ticketing in India

- As per industry estimates, in value terms, OTAs accounted for 67-69% of the total online ticketing industry in India as of fiscal 2023, based on gross booking revenue. In absolute terms, it translates to an estimated market size of Rs 1,250-1,270 billion. Their share has grown from 55-57%

during fiscal 2017, largely due to comparatively friendly user-friendly interface compared with captive website of service providers and ease of comparison across options. Higher discounts from the OTAs as well as offers by banking partners have also made them competitive in pricing vis-à-vis captive websites. This trend is expected to continue in the medium term, with the share of OTAs in the online ticketing industry expected to reach 72-74% by fiscal 2028.

Segment-wise share of OTAs in the online ticketing industry in India (based on gross revenue)


CAGR (FY17-23):
OTA: 16-17%; captive: 7.0-8.0%
CAGR (FY23-28):
OTA: 13-14%; captive: 7.0-8.0%
(Rs billion)
900-920
1,485-1,505
635-655
1,145-1,165
1,900-1,920
3,335-3,355
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
43-45%
33-35%
37-39%
39-41%
31-33%
26-28%
55-57%
65-67%
61-63%
59-61%
67-69%
72-74%
FY17
FY20
FY21
FY22
FY23E
FY28P
OTAs
Captive

Note: E: estimated, P: projected. The online ticketing industry includes bus booking revenue along with flight, rail and hotel bookings.

The numbers above the bar charts represent total online ticketing market for that year

Source: Industry interactions, CRISIL MI&A

Overview of the Indian OTA market

- CRISIL MI&A defines OTAs as companies that specialise in sale of travel-related products and services such as booking of air tickets, hotel rooms, travel packages, bus tickets and railway tickets via their websites and applications. These are typically third-party agents reselling products and services provided/ organised by others for an agreed commission. While sizing the OTA industry, CRISIL MI&A has considered net revenue, i.e., typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

- On the other hand, metasearch engines function as search engines for travel needs across multiple sources and showcase them for ease of comparison. A key difference between OTAs and metasearch engines is that the latter typically do not sell any inventory.

- CRISIL MI&A has not included the metasearch engines while estimating the Indian OTA industry.

Indian OTA market to log 13-14% CAGR over fiscals 2023-2028 in terms of gross booking revenues

- CRISIL MI&A estimates domestic OTAs' gross booking revenue clocked a 16-17% CAGR from Rs 505-525 billion in fiscal 2017 to Rs 1,285-1,305 billion in fiscal 2023, driven by rapid growth in affordability of and access to internet, increased awareness and comfort with online transactions, competitive prices offered by OTA players to attract consumers, and growing network of service providers on OTA platforms. These factors are likely to continue to fuel growth of the Indian OTA market in the medium term. The market is expected to grow ~1.9x from fiscal 2023 and log 13-14% CAGR to reach Rs 2,440-2,460 billion by fiscal 2028.

Growth in the Indian OTA industry (based on gross booking revenue)


(Rs billion)
3000
2500
2000
1500
1000
500
0
CAGR: 13-14%; ~1.9x
CAGR: 16-17%
505-525
970-990
390-410
680-700
1,285-1,305
2,440-2,460
FY17
FY20
FY21
FY22
FY23E
FY28P

Note: E: Estimated, P: Projected
Market sizing of the Indian OTA industry is based on gross booking revenue, inclusive of bus booking revenue
Source: CRISIL MI&A

Indian OTA market in net revenue terms expected to clock 14-15% CAGR over fiscals 2023-2028

- In terms of net revenue, CRISIL MI&A estimates the Indian OTA market grew at a 15.5-16.5% CAGR from Rs 44-46 billion in fiscal 2017 to Rs 108-110 billion in fiscal 2023. The Indian OTA market is expected to become ~2 times its size in fiscal 2023 and grow at 14-15% CAGR to Rs 213-215 billion by fiscal 2028.

Growth in the Indian OTA industry (based on net revenue)



(Rs billion)
250
200
150
100
50
0
CAGR: 14-15%; ~2x
CAGR: 15.5 – 16.5%
44-46
86-88
40-42
66-68
108-110
213-215
FY17
FY20
FY21
FY22
FY23E
FY28P

Note: E: Estimated, P: Projected

Market sizing of the Indian OTA industry is based on net revenue, inclusive of bus booking revenue.

CRISIL MI&A considers net revenues i.e. typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale) as net revenue

Source: CRISIL MI&A

Air ticketing dominates Indian OTA industry as of fiscal 2023

Segment-wise share in Indian OTA market, as of fiscal 2023 (based on gross revenue)



Others (bus, rail, cruise etc), 13-15%
Hotel booking, 16-18%
Air ticketing, 68-70%

Segment-wise share in Indian OTA market, as of fiscal 2023 (based on net revenue)



Others (bus, rail, cruise etc), 9-11%
Hotel booking, 33-35%
Air ticketing, 57%

Source: CRISIL MI&A

OTAs' growth potential and challenges

Convenience, competitive pricing key differentiators

- OTAs in India gained popularity due to increasing penetration of internet and smartphones. While this trend is expected to continue in the medium to long term, other factors will also aid the industry's growth. They are:

Convenience: OTAs function as a one-stop shop for all the travel-related needs such as booking of airline tickets, hotel accommodation, holiday packages, rail tickets and bus tickets. The biggest advantage for customers is the availability of multiple options across segments, providing option to compare prices, dates, locations and time schedules on a single platform. In contrast, captive websites only showcase the brand's own offerings. Customers using OTAs can compare and book everything, from travel tickets to hotel rooms, on a single platform. Going forward, these aspects are expected to help OTAs attract more customers.

Competitive pricing: Despite the strong macro-economic indicators and rising disposable incomes, India remains a price sensitive country when it comes to discretionary spending, including travel and tourism. Both urban and rural customers prefer to compare prices across sources in order to get the best deal. In order to gain customer volumes, OTAs and their banking partners have been aggressive in offering discounts and rebates. This trend is expected to continue.

Evolution of free independent travellers (FITs): The urban millennial traveller is internet-, smartphone- and application-savvy. Such customers have greater awareness about how different components of travel work and where to source each component from, in order to minimise travel cost and optimise the experience. As per their interests, they research and plan itinerary through OTAs. TTAs, on the other hand, typically offer pre-defined holiday packages, which focus largely on popular tourist attractions. Thus, evolution and growth of FIT is expected to drive the OTA market in the medium to long term.

Focus on technology: OTAs use technology to improve user experience on their platforms. Further investments in technology will help personalise the customer experience, simplify the search process and consequently, ensure acceptance and repeat clientele. Similarly, for the B2B segment, integration of APIs with the enterprise's internal ERP software will aid adoption and growth of OTAs.

MoT recognises OTAs: In December 2018, the MoT rolled out a scheme for approval of OTAs. This is a voluntary scheme open to bona fide OTAs to bring them on a common platform in the organised sector. Under this scheme, an approved OTA shall be granted a recognition by the ministry for five years. This approval certificate is aimed at ensuring reliability of the services provided by the OTAs. The approval will help OTAs gather market share in tier-II and -III cities, where customers are yet to gain confidence in online bookings.

Garnering market share in higher-margin segments remains a challenge

Increasing focus on direct bookings by hotel players: While hotels were earlier keen to list on OTAs due to the visibility they are offered, the trend is beginning to reverse, especially in the case of larger branded chains. Industry interactions indicate larger hotel chains are now focussing on their own websites to draw customers. Encouraging direct bookings helps hotels

avoid the OTAs' commission, which have been on the rise. Direct bookings also boost customer relationship, which can be further leveraged to cross-sell other services, such as banquet facilities, restaurants, spa facilities, etc. Hotels are also using loyalty cards and programmes to encourage direct bookings via their own websites. Going forward, this can pose a challenge to OTAs as they seek to improve their market share in the higher-margin hotels and holiday packages segment.

Limited presence in holiday packages segment: While most OTAs derive a large share of their revenue from the airlines or hotels segment, they have a limited presence in the holiday or tour packages segment. The holiday packages segment continues to be dominated by the larger branded TTAs since it requires experienced personnel on site and operational expertise in tour management. Industry interactions indicate if OTAs want to gain market share in the segment, they will have to replicate the operational model of TTAs which could lead to an increase in operational costs and thereby impact profitability.

Increasing competition from global OTAs, new entrants: The Indian OTA industry is currently dominated by domestic players while international players enjoy a relatively lower share. However, in the future, the scenario could change as global OTAs choose to focus on the comparatively nascent Indian market. Entry of new players with deep pockets could also alter the industry's competitive landscape in the medium to long term..

Share of different customer categories in the OTA industry

Share of B2B category to reach 40-45% by fiscal 2028

- The OTA industry in India largely caters to two categories of customers — retail customers under the B2C category, and corporate clients and travel agents under the B2B category. These segments vary in terms of booking requirements and rates offered.

B2C: The largest category of customers of OTAs is direct or retail customers who use online platforms for bookings. The rates offered to them are listed on the website/application. Apart from OTAs' discounts, they receive certain rebates from banking and payment partners, to promote higher usage of credit/debit cards and payment gateways.

B2B: This category includes corporate clients and travel agents. The requirements of corporates are different from those of retail customers on account of cancellations, rescheduling, fixed budget allocated for travel for the year, shorter time frame for bookings, etc. This requires a dedicated service component, and OTAs typically have a separate team to serve this segment. This segment also includes TTAs, who, instead of investing in their own digital platforms, chose to collaborate with OTAs to reduce operational costs and stay relevant in the increasingly digital era. Such TTAs typically do not operate on a fixed cost and inventory from airline companies or hotel chains.

Share of customer categories in the OTA industry (based on net revenue)


B2B,
38-43%
B2C, 57-
62%

FY23E

FY28P


B2B, 40-
45%
B2C, 55-
60%

Source: Industry interactions, CRISIL MI&A

Growth in Indian OTA industry's B2B category (based on net revenue)


(Rs billion)
100
90
80
70
60
50
40
30
20
10
0
CAGR (FY23-28): 14-15%
42-46
89-93
FY23E
FY28P

E: estimated; P: projected

Based on net revenue. CRISIL MI&A considers typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale) as net revenue

Source: Industry interactions, CRISIL MI&A

Growth in Indian OTA industry's B2B category (based on gross revenue)


(Rs billion)
1200
1000
800
600
400
200
0
CAGR (FY23-27): 15-16%
510-540
1,025-1,055
FY23E
FY28P

E: estimated; P: projected

Based on gross revenue. Gross revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

Source: Industry interactions, CRISIL MI&A

B2B share on the rise

Interactions with industry players indicate the share of B2B in travel booking industry has been rising over the past few years, primarily as OTAs provide dedicated support and offer a wider base of options to choose from. Travel requirements are customised as per the companies' requirements and OTAs also get an opportunity to cross-sell other products and services leveraging their relationship with companies.

Growth drivers of the B2B segment

Focus on technology – Unlike TTAs, whose reach is relatively limited, OTAs provide a wider range of services. They serve as a one-stop solution to corporates with increased focus on technology, integrating APIs with internal ERP systems providing customised solutions

Changing customer preferences – The requirements of corporate travellers are different from those of leisure travellers. Corporate travellers require support for invoicing and MIS reporting, identifying travel locations and instant support for change in travel requirements. Thus, shift of small and medium enterprises to digital platforms is expected to support OTA growth

Value-added services – Over the years, OTAs have developed relationships with various service providers such as insurance and visa partners. While corporates get benefit of using these value-added services, OTAs are trying to leverage these relationships to cross sell other products and services.

Competitive assessment of OTAs and corporate travel players in India

- CRISIL MI&A MI&A has compiled profiles of key players in the OTA industry on the basis of gross booking revenue and operating revenue, as detailed below. Information in this section is sourced from publicly available sources, including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites as relevant.

Key players in the domestic OTA market, fiscal 2023

Players	Year of commencement of business	Company headquarters	Number of customers as of FY20 (million)	Number of customers as of FY21 (million)	Number of customers[1] as of FY22 (million)	Number of customers[1] as of FY23 (million)	Number of agents	Employee count (nos.)
Yatra Online, Inc.	2006	Gurugram, Haryana	11.1	11.7	12.4	14.0	~29,800	~1,100
MakeMyTrip Ltd	2000	Gurugram, Haryana	48.0	51.0	56.0	NA[2]	36,000	4,090
Cleartrip Pvt Ltd	2005	Mumbai, Maharashtra	NA[2]	NA[2]	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd	2008	New Delhi	9.7	10.3	11.0	14.0	50,000[4]	1,000

Ixigo (Le Travenues Technology Ltd)	2007	Gurugram, Haryana	NA[2]	64.66[3]	NA[2]	NA[2]	NA[2]	450[4]

(7) Customers for:

Easy Trip Planners Ltd: Defined as registered customers, i.e., customers who have provided their unique mobile number and/ or e-mail address, as applicable, on the company's website and mobile applications

MakeMyTrip Ltd: Defined as transacted customers (life to date) until the end of a given period as per the company's annual reports and presentations

Yatra Online, Inc.: Defined as cumulative customers (excluding B2B business) as per the company's annual reports and presentations

2. Not available since data has not been reported by the company

3. Ixigo: Registered users are those that have provided their unique mobile number or e-mail address, as applicable, on its platforms as of the relevant period

4. Headcount as of FY22

Source: Companies' annual reports, investor presentations, news articles, company websites, CRISIL MI&A

Key segments for different OTA players

Players	Consumer (B2C)											Corporate travel	Freight
	Flights		Hotels		Holiday packages		Trains	Buses		Cabs	Others		
	Domestic	International	Domestic	International	Domestic	International		Private	State transport				
Yatra Online, Inc.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
MakeMyTrip Ltd	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Cleartrip Pvt. Ltd	✓	✓	✓	✓	✓	✓	✓				✓	✓	
Easy Trip Planners Ltd	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Ixigo (Le Travenues Technology Ltd)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		

Note: Others for Easy Trip Planners Ltd include visa processing and activities such as sightseeing, events and shows etc

Others for MakeMyTrip Ltd include villas and apartments bookings, visa processing, gift cards, etc

Others for Yatra Online, Inc. include cruises, and activities such as sightseeing, events, shows and monument visits, forex, visas, gift cards, travel insurance etc

Others for Le Travenues Technology Ltd include visa processing, Ixigo money, etc

Others for ClearTrip include various activities offered across cities

Source: Company websites

Key segments for different corporate players

Players	Consumer (B2C)											Corporate travel	Freight
	Flights		Hotels		Holiday packages		Trains	Buses		Cabs	Others		
	Domestic	International	Domestic	International	Domestic	International		Private	State transport				
Yatra Online, Inc.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
GBT India												✓	
CWT India												✓	
FCM Travel Solutions India	✓	✓	✓	✓	✓	✓					✓	✓	
Thomas Cook India	✓	✓	✓	✓	✓	✓					✓	✓	

Note:

Others for Yatra Online, Inc. include cruises, and activities such as sightseeing, events, shows and monument visits, forex, visas, gift cards, travel insurance etc

Others for Thomas Cook India include visa services, cruises, forex, travel insurance, gift cards

Information for FCM Travel Solutions India is as of November 2021.Website for the B2C segment of FCM Travel Solutions India – Travel Tours – shows under maintenance as on October 7, 2022

Source: Companies' annual reports, CRISIL MI&A

Number of corporate clients for OTA players (fiscal 2023)

Players	Number of large corporate clients	Number of other corporate clients (small and medium enterprises, small businesses)	Total number of corporate clients
Yatra Online, Inc.	~813	~49,800	~50,613
MakeMyTrip Ltd	249[1]	45,000+[1]	~45,249+[1]
Cleartrip Pvt Ltd	NA	NA	NA
Easy Trip Planners Ltd	NA	NA	NA
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA

Note 1. Includes 249 active accounts for Q2T (Quest to Travel, targeting large corporates) and more than 45,000 active accounts on MyBiz programme (targeting SMEs) as per March 2023 investor presentation
NA: Not available
Sources: Companies' annual reports, investor presentations, earnings calls, CRISIL MI&A

Number of hotel/ accommodation tie-ups for OTA players (fiscal 2023)

Players	Number of domestic hotel / accommodation tie-ups	Number of international hotel/ accommodation tie-ups	Total number of hotel/ accommodation tie-ups
Yatra Online, Inc.	~105,600[3]	20,00,000+	21,05,600+
MakeMyTrip Ltd [2]	60,000	7,00,000+	7,60,000+

Cleartrip Pvt. Ltd[1]	NA	NA	4,00,000+
Easy Trip Planners Ltd [2]	NA	NA	10,00,000+
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA

Note 1. From company website accessed on July 10, 2023

2. Fiscal 2022 data as Fiscal 2023 data is not available

(8) For the period FY23 as per their latest investor presentation

NA: not available

Sources: Companies' annual reports, investor presentations, CRISIL MI&A

Operational performance for fiscal 2023

Players	Gross booking revenue[1] (Rs billion)	Gross bookings on-year growth for FY23 (%)	Gross bookings CAGR for FY21-23 (%)	Operating revenue[2] (Rs billion)	Take rate (operating revenue/ gross booking revenue)	Operating revenue on-year growth for FY22 (%)	Operating revenue CAGR for FY21-23 (%)
Yatra Online Ltd	67.4 #	96.5% #	106.4% #	3.8	5.7%	92.2%	73.8%
MakeMyTrip Ltd*	527.9	122.2%	108.5%	47.9	9.1%	111.2%	98.0%
Cleartrip Pvt. Ltd	NA	NA[3]	NA[3]	N.Ap[4]	N.Ap[4]	N.Ap[4]	N.Ap[4]
Easy Trip Planners Ltd	80.5	116.7%	94.5%	4.5	6.0%	90.7%	104.8%
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA	NA	NA	NA	NA

1. Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through OTAs, including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds

2. Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL standards

3. FY23 financials are not available in Ministry of Corporate Affairs (MCA) filings made by the company

4. Not applicable as the latest data available for Cleartrip Pvt Ltd is as of fiscal 2022

5. Gross transaction value refers to the total amount paid (including taxes, fees and service charges, gross of all discounts) by users for the OTA services and products booked in the relevant period. This excludes the transactions facilitated through initial meta-search business model

#: The gross booking revenue data is for Yatra Online, Inc.

**: Exchange rate for MakeMyTrip Ltd: Financials reported by the company are in USD, and have been converted into INR using average USD-INR exchange rate for fiscals 2023, 2022, 2021, 2020*

Year	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	70.9	74.2	74.5	80.4

Source: Companies' annual reports, US Federal Reserve, CRISIL MI&A

Profitability of considered OTA players

Players	EBITDA[1] in FY23 (Rs mn)	EBITDA margin[2] in FY23 (%)	EBITDA margin in FY22 (%)	Net profit margin[3] in FY23 (%)	Net profit margin in FY22 (%)
Yatra Online Ltd	538.7	13.6	4.0	2.0	(14.1)
Easy Trip Planners Ltd	1,912.5	41.2	59.1	28.9	42.9
Ixigo (Le Travenues Technology Ltd)	NA	NA	(-1.8)	NA	(5.5)
MakeMyTrip Ltd	4,983.5	10.2	2.9	(1.8)	(14.4)
Cleartrip Pvt Ltd	N.Ap[4]	NA	(345.7)	NA	(432.1)

Note: Financials have been reclassified as per CRISIL standards.

1. EBIDTA is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization

2. EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

3. Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

4. NA – Not available as the latest data available for Cleartrip and Ixigo is for 2022

5. Exchange rates used for MakeMyTrip financials are:

Year	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	70.9	74.2	74.5	80.4

Source: Companies' annual reports, US Federal Reserve, CRISIL MI&A

Competitive assessment – Business to Business (B2B)

CRISIL MI&A has compiled profiles of key players in the corporate travel industry on the basis of gross booking revenue and operating revenue, as detailed below. Information in this section is sourced from publicly available sources, including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites, as relevant.

Kindly note that the below mentioned list of players is indicative in nature and not exhaustive.

Consider the below abbreviations for the companies considered

Yatra Online Ltd: Yatra

GBT India Pvt Ltd: GBT India

CWT India Pvt Ltd: CWT India

FCM Travel Solutions India Pvt Ltd: FCM Travel Solutions India

Thomas Cook India Ltd: Thomas Cook India

Overview of players considered

Players	Year of commencement of business	Company headquarters	Key segments related to corporate travel (indicative list)	B2C travel	Employee count
Yatra Online, Inc.	2006	Gurugram, Haryana	Corporate travel management services, Meetings, Incentives, Conferences and Exhibitions (MICE), FOREX, visas, hotels etc.	✓	~1,100[3]
GBT India	2014	Delhi, India	Corporate travel management services, meetings and events, global business consulting		1,305[4]
CWT India	1998	Mumbai, Maharashtra	Corporate travel management solutions, meetings and events, travel consulting, hotel distribution services		690[4]
FCM Travel Solutions India [2]	1997	Mumbai, Maharashtra	Corporate travel management services, account management, meetings and events, consulting services	✓	997[4]
Thomas Cook India	1978	Mumbai, Maharashtra	Corporate travel services, meetings, incentives, conventions and exhibitions (MICE)	✓	7,210[4]

Note:

1. Employee count is as of FY21

2. Information for FCM Travel Solutions India is as of November 2021. Website for the B2C segment of FCM Travel Solutions India – Travel Tours – was under maintenance as on October 7, 2022

3: FY23 employee count

4: FY22 employee count

Source: Companies' annual reports, CRISIL MI&A

Operational performance for FY22 : Business to Business (B2B)

Players[6]	Gross booking revenue[1] (Rs billion)	Gross bookings on-year growth for FY22 (%)	Gross booking revenue CAGR for FY20-22 (%)	Net revenue (Rs billion)	Net revenue on-year growth for FY22 (%)	Net revenue CAGR for FY20-22 (%)
Yatra Online, Inc.	NA[4]	NA	NA	NA	NA	NA
GBT India Pvt Ltd	NA	NA	NA	2.0	9.7%	(9.3)%
CWT India Pvt Ltd	NA	NA	NA	0.5	11.1%	(54.7)%
FCM Travel Solutions India Pvt Ltd	8.0[3]	359.4%	(43.0)%	0.7	64.1%	(42.0)%
Thomas Cook India Ltd	NA	NA	NA	NA	NA	NA

Note: 1: Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

2: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

NA: Not available in the annual report filings or corporate segment values not reported by the companies

3: In terms of gross booking revenues, FCM Travel Solutions India Pvt Ltd had gross booking revenues of Rs 32.3 billion in fiscal 2022. Out of this, gross revenue of Rs 24.3 billion came from foreign exchange services which have been adjusted for comparison

4: Yatra had gross booking revenue of ~42.7 Rs Billion in FY20. (The company stated the corporate travel at 50% of their gross revenues pre-covid in their Q1 FY22 earnings call).

Source: Companies' annual reports, CRISIL MI&A

Profitability for FY23 and FY22

Players	Type	EBIDTA[1] in FY23 (Rs million)	EBIDTA[1] in FY22 (Rs million)	EBIDTA margin[2] in FY23 (%)	EBIDTA margin[2] in FY22 (%)	Net profit margin[3] in FY23 (%)	Net profit margin[3] in FY22 (%)
Yatra Online Ltd.[4]	Consolidated	538.7	87.6	13.6%	4.0%	2.0%	(14.1)%
CWT India	Standalone	NA	(449.9)	NA	(88.2)%	NA	(90.9)%
FCM Travel Solutions India	Standalone	NA	(419.6)	NA	(28.2)%	NA	(64.2)%
GBT India	Standalone	NA	224.4	NA	11.1%	NA	4.4%
Thomas Cook India[4]	Consolidated	2,400.1	(1,330.0)	4.7%	(6.8)%	0.2%	(13.0)%

Note: Financials are reclassified as per CRISIL standards

1: EBIDTA is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization

2: EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

3: Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

4. Figures for Thomas Cook India and Yatra Online Ltd. are for the whole company, and not just the B2B segment. Other companies have presence mainly in the corporate segment or only in the corporate segment.

5. NA: Not available, as FY22 financials are the latest available financials for the company

Source: Companies' annual reports, CRISIL MI&A

Macroeconomic overview of India

Review of India's GDP growth

India's GDP logged 5.7% CAGR over fiscals 2012-2023

- In 2015, the Ministry of Statistics and Programme Implementation (MoSPI) changed the base year for calculating India's GDP between fiscals 2005 and 2012. Based on this, the country's GDP logged a eleven-year CAGR of 5.7%, growing to ~Rs 160 trillion in fiscal 2023 from Rs 87 trillion in fiscal 2012.

- Fiscal 2021 was a challenging year for the Indian economy because of the Covid-19 related distress, which was already experiencing a slowdown before the pandemic struck. GDP contracted 5.8% (in real terms) after growing 3.9% in fiscal 2020. India's GDP (in absolute terms) dropped to Rs 137 trillion in fiscal 2021.

Real GDP growth in India (new GDP series)



180
160
140
120
100
80
60
40
20
0
5.5%
6.4%
7.4%
8.0%
8.3%
6.8%
6.5%
3.9%
-5.8%
9.1%
7.2%
87.4
92.1
98.0
105.3
113.7
123.1
131.4
139.9
145.3
136.9
149.3
160.1
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21 RE
FY22 PE
FY23 PE
GDP at constant prices (FY12) in Rs. trillion
y-o-y GDP growth rate

-

PE: Provisional estimates; RE: Revised estimates, SAE: Second advanced estimates

Source: Provisional estimates of national income 2022-23, Central Statistics Office (CSO), MoSPI, CRISIL MI&A

India's GDP grew 9.1% on-year in fiscal 2022

- As per the provisional estimates released by the National Statistical Office, India's real gross domestic product (GDP) grew at 9.1% in fiscal 2022, compared with 8.7% estimated in January 2023. This is largely a reflection of a lower base (as the economy had shrunk 5.8% in fiscal 2021). It is noteworthy that given the large output loss last fiscal, GDP is still only 2.7% above the pre-pandemic (fiscal 2020) level.

India's GDP grew by 7.2% in fiscal 2023

- While recovery continues to gather pace, the economy is facing multiple risks. Global growth is projected to slow as central banks in major economies withdraw easy monetary policies to tackle high inflation. This would imply lower demand for our exports. Together with high commodity prices, especially oil, this may deal a trade shock for the country. High commodity prices, along with depreciating rupee, indicate higher imported inflation.

- The second quarter and third quarter of fiscal 2023 data reflected how global slowdown had begun to spill over to the Indian economy. Long-term growth movements suggest that despite diverging now, India's growth cycles have been remarkably synchronised with that of advanced economies since the 2000s. Major developed economies are expected to fall into a shallow recession by next year. S&P Global expects the US GDP to swerve from a growth of 1.8% in 2022 to negative 0.1% in 2023, and the European Union from 3.3% to 0%. This will weaken the export prospects for India, thereby weighing on domestic industrial.

India's economic recovery has been supported by high vaccination rate


(Thousands)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
(Millions)
1,200
1,000
800
600
400
200
-
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22
New COVID-19 cases
Cumulative people vaccinated

Source: Ministry of Health and Family Welfare, CRISIL MI&A

As a sign of economic recovery, the domestic air passenger traffic have been recording consistent growth only to be deterred by the 2nd and the 3rd Wave (Omicron). As of Q2FY23, the volumes have reached 60.9 million against pre-COVID volume of 74.3 million in Q3FY20. During the pandemic, travel was restricted to emergency, essential and migratory travel only. With a drop in cases and rising vaccination, leisure and business travel is seen recovering. Pent up leisure travel demand is emerging as one of the biggest drivers of traffic and has continued driving passenger traffic. Volumes returned to pre-Covid levels during Q4FY23.

Recovery in domestic air passenger traffic aligned with economic recovery


80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
74.3
64.0
4.5
17.5
37.3
46.0
21.0
36.5
60.2
49.2
64.5
60.9
71.4
74.7
Q3FY20
Q4FY20
Q1FY21
Q2FY21
Q3FY21
Q4FY21
Q1FY22
Q2FY22
Q3FY22
Q4FY22
Q1FY23
Q2FY23
Q3FY23
Q4FY23
Domestic passenger (million)

Source: Airport Authority of India, CRISIL MI&A

- .

India's GVA continues to record healthy growth

- On the supply side, gross value added (GVA), grew 7.0% in FY23 as per provisional estimates (compared with 8.8% growth in fiscal 2022). In absolute terms, real GVA was Rs 147.6 trillion in fiscal 2023, up from Rs 138.0 trillion in fiscal 2022.

GVA at constant fiscal 2012 prices)

Rs trillion	FY21RE	FY22RE	FY23PE	Share in GVA FY23	Annual growth in FY23
Agriculture, forestry and fishing	20.8	21.5	22.3	15%	4.0%
Mining and quarrying	2.9	3.1	3.2	2%	4.6%
Manufacturing	23.3	25.8	26.2	18%	1.3%
Utility services	2.9	3.2	3.4	2%	9.0%
Construction	9.8	11.3	12.4	8%	10.0%
Trade, hotels, transport, communication and services related to broadcasting	21.6	24.6	28.0	19%	14.0%
Financial, real estate and professional services	29.6	31.0	33.2	22%	7.1%
Public administration, defence and other services	16.0	17.6	18.8	13%	7.2%
GVA at basic prices	126.8	138.0	147.6		7.0%

RE: revised estimate, AE: advanced estimate
Source: CRISIL MI&A

Outlook for GDP growth

GDP to grow 6.0% in fiscal 2024

- While domestic demand has stayed relatively resilient in fiscal 2023, it would be put to test in fiscal 2024 as industrial activity weakens. It will feel the pressure from increasing transmission of interest rate hikes to consumers as well, and as the catch-up in contact-based services fades. Also, rural income prospects remain dependent on the vagaries of the weather. Therefore, increasing frequency of extreme weather events remains a key monitorable. While lowering demand for Mahatma Gandhi National Rural Employment Guarantee Act jobs is an encouraging sign for the rural economy from a job perspective, depressed wages are a matter of concern for rural demand. Besides the global slowdown, a forecast of El Nino, which disturbs Indian monsoons and hits rural incomes, is another risk to monitor. Because of these factors, CRISIL projects GDP growth to slow to 6% in fiscal 2024 from an estimated 7.2% in fiscal 2023, with risks to the downside.

Real GDP growth (% year-on-year)


FY24P
6.0%
FY23PE
7.2%
FY22PE
9.1%
FY21RE^
-5.8%
FY20
3.9%
FY19
6.5%
FY18
6.8%
FY17
8.3%
FY16
8.0%
FY15
7.4%
FY14
6.4%
FY13
5.5%
-9.0%
-7.0%
-5.0%
-3.0%
-1.0%
1.0%
3.0%
5.0%
7.0%
9.0%

Notes: RE: revised estimates; PE: provisional estimates; P: projected

Sources: Provisional Estimates of National Income, 2022-23, CSO, MoSPI; CRISIL MI&A

Review of share of trade, hotels, and transport in GVA

Hotels and restaurants GVA recovered to 0.7% of total GVA in fiscal 2022

The contribution of hotels and restaurants at constant prices increased at 1.0% CAGR over fiscals 2013-2022, compared with 5.5% CAGR of total GVA over the same period. There was a slight increase in the share of hotels and restaurants in GVA from 1.1% in fiscal 2013 to 1.2% in fiscal 2020. The sector was impacted by the pandemic which dropped its GVA to Rs 0.71 trillion in FY21 before recovering to Rs 1.02 trillion in FY22.

GVA of hotels and restaurants was driven by rising disposable incomes, growing middle class, and evolving lifestyle of the Indian population with an inclination towards higher discretionary spending on services such as hotels and restaurants.

Share of hotels and restaurants in GVA (at constant prices)

	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21	FY22	CAGR (FY13-22) (%)
GVA of hotels & restaurants (Rs trillion)	0.9	0.98	1.0	1.1	1.2	1.3	1.4	1.53	0.71	1.02	1.0
Total GVA (Rs trillion)	85.5	90.6	97.1	104.9	113.2	120.3	127.4	132.4	126.8	138.0	5.5
Share of hotels & restaurants in GVA (%)	1.1	1.0	1.0	1.1	1.1	1.1	1.1	1.2	0.6	0.7	-

Note: The values have been rounded off to the nearest decimal.
Source: National Accounts Statistics 2023, MoSPI, CRISIL MI&A

Share of transport in GVA

The contribution of transport (air, railways, road, water, and services incidental to transport) at constant prices increased at 4.3% CAGR over fiscals 2013-2022, with water transport growing the fastest at 6.8% CAGR.

The share of transport in GVA slipped to 4.8% in fiscal 2020 from ~5% in fiscal 2013, exhibiting slightly lower growth than that of total GVA during the period. Due to the pandemic, its share fell to 3.9% in FY21 before recovering to 4.5% in FY22. GVA of transport was driven by the government's focus on transportation infrastructure, resulting in improved connectivity, healthy income growth and consequent affordability across different means of transport.

Share of transport in GVA (at constant prices)

	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21	FY22	CAGR (FY13-22) (%)
GVA of transport (Rs trillion)	4.3	4.6	4.9	5.2	5.5	5.9	6.2	6.3	4.8	6.2	4.3
GVA of railways (Rs billion)	0.69	0.74	0.81	0.85	0.82	0.88	0.91	0.82	0.66	0.83	2.1
GVA of road transport (Rs billion)	2.82	3.00	3.21	3.43	3.62	3.96	4.17	4.32	3.2	4.36	4.9
GVA of water transport (Rs billion)	0.07	0.07	0.08	0.08	0.09	0.12	0.13	0.13	0.12	0.13	6.8
GVA of air transport (Rs billion)	0.04	0.05	0.05	0.06	0.07	0.08	0.09	0.09	0.03	0.05	3.0
GVA of services incidental to transport (Rs billion)	0.66	0.70	0.76	0.81	0.87	0.84	0.89	0.91	0.81	0.88	3.2
Total GVA (Rs trillion)	85.5	90.6	97.1	104.9	113.2	120.3	127.3	132.4	126.8	138.0	5.5
Share of transport in GVA (%)	5.0	5.0	5.0	5.0	4.8	4.9	4.9	4.8	3.9	4.5	-

Note: The values have been rounded off to the nearest decimal.

Source: National Accounts Statistics 2021, MoSPI, CRISIL MI&A

Review of private final consumption growth

PFCE to maintain dominant share in GDP

PFCE at constant prices clocked 6.0% CAGR between fiscals 2012 and 2023, maintaining its dominant share in the GDP pie at 58.5% or ~Rs 93,587 billion. Factors contributing to growth included good monsoons, wage revisions due to the implementation of the Pay Commission's recommendations, benign interest rates and low inflation. However, it declined in fiscal 2021 to Rs 78,245 billion on account of the pandemic, when consumption demand was impacted on account of strict lockdowns, employment loss, limited discretionary spending and disruption in demand-supply dynamics. In fiscal 2023, it increased 7.5% to Rs 93,586.9 billion, forming 58.5% of GDP.

PFCE (at constant prices)



100,000
80,000
60,000
40,000
20,000
0
59.0%
58.0%
57.0%
56.0%
55.0%
54.0%
56.2%
56.2%
56.7%
56.2%
56.1%
56.1%
55.8%
56.1%
56.8%
57.2%
58.3%
58.5%
55,573.3
82,562.2
78,245.0
87,035.4
93,586.9
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21RE
FY22RE
FY23PE
PFCE (constant prices) - Rs billion
Share of PFCE in GDP (%)

Note: PE: Provisional estimates; RE: Revised estimates; AE: Advance estimates
Source: MoSPI, CRISIL MI&A

Share of hotels and restaurants in PFCE recovers to 1.6% in fiscal 2022

- Contribution of hotels and restaurants in PFCE at constant prices increased by 1.7% CAGR between fiscals 2012 and 2022. After declining in fiscals 2014 and 2015, share in PFCE picked up to 2.4% in fiscal 2020 to again decline in fiscal 2021 to 1.2% due to the pandemic. It recovered to 1.6% in FY22.

Steady share of hotels and restaurants in PFCE (at constant prices)



2.5
2.0
1.5
1.0
0.5
0.0
2.6%
2.4%
2.2%
2.0%
1.8%
1.6%
1.4%
1.2%
1.0%
2.3%
2.2%
2.2%
2.3%
2.2%
2.3%
2.4%
2.4%
1.2%
1.6%
1.2
1.2
1.3
1.4
1.6
1.7
1.9
2.0
1.0
1.4
FY 13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
PFCE Of hotels and restaurants (Rs Trillion)
Share of hotels and restaurants in PFCE

Source: National Accounts Statistics, MoSPI, CRISIL MI&A

Share of transport in PFCE recovered to 17.4% in fiscal 2022

Contribution of transport to PFCE at constant prices grew at 7.3% CAGR between fiscals 2012 and 2022. Its share in PFCE, which had declined a tad in fiscals 2013 and 2014, picked up from fiscal 2015

to reach 15.5% in fiscal 2017. It further increased to 17.4% in fiscal 2018 and 18.2% in fiscal 2020, but decreased to 15.4% in fiscal 2021 due to the pandemic. It recovered in FY22 to 17.4%.

Share of transport in PFCE (at constant prices) trending up



16
14
12
10
8
6
4
2
0
19.0%
18.0%
17.0%
16.0%
15.0%
14.0%
13.0%
12.0%
11.0%
10.0%
14.9%
14.3%
14.4%
15.2%
15.5%
17.4%
17.8%
18.1%
15.7%
17.4%
7.8
8.0
8.6
9.7
10.7
12.9
14.1
15.1
12.3
15.1
FY 13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
PFCE Of Transport (Rs Trillion)
Share of Transport in PFCE

Source: National Accounts Statistics, MoSPI, CRISIL MI&A

Review of per capita income growth

India's per capita income rose at a healthy pace between fiscals 2012 and 2023

- India's per capita income, a broad indicator of living standards, rose from Rs 63,462 in fiscal 2012 to Rs 98,374 in fiscal 2023, logging 4.1% CAGR. Growth was led by better job opportunities, propped up by overall GDP growth. Moreover, population growth remained stable at ~1% CAGR. However, in fiscal 2021, the indicator declined 8.7% on-year owing to the impact of Covid-19.

Per capita net national income at constant prices

	FY12	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21RE	FY22PE	FY23AE
Per-capita net national income (Rs)	63,462	65,538	68,572	72,805	77,659	83,003	87,586	92,133	94,270	86,054	92,583	98,374
On-year growth (%)		3.3	4.6	6.2	6.7	6.9	5.5	5.2	2.3	-8.7	7.6	6.3

Note: RE: Revised estimates, AE: Advance estimates

Source: Provisional Estimates of Annual National Income, 2022-23, CSO, MoSPI, CRISIL MI&A

Rising income levels to support growth of the travel industry in India

- Nearly ~83% of households in India had an annual income of less than Rs 0.2 million in fiscal 2012. This parameter has been on the decline over the years and is expected to be 65% in fiscal 2022

- Growth in household incomes and, consequently, disposable incomes, are critical to the overall growth in demand for travel industry in India. The share of households falling in the income bracket above Rs 0.2 million is expected to go up to 35% in fiscal 2022 from 23% in fiscal 2017.

Income demographics



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1%
2%
14%
83%
2%
2%
19%
76%
3%
4%
28%
65%
2011-12E
2016-17E
2021-22P
Below 0.2 million
Rs 0.2 to 0.5 million
Rs 0.5 to 1 million
Rs 1million and above

Source: CRISIL MI&A

Review of Consumer Price Index (CPI)

- India's consumer price inflation (CPI) slowed for the fourth consecutive month in May, stamping 4.3%, compared with 4.7% in the preceding month. While there is cheer on overall inflation, the internals warrant some attention. For instance, food inflation has been easing for three months now with the latest reading at 2.9%. Encouragingly, there is also easing of sequential momentum. Much of this is being led by fruits and vegetables, edible oils and meat and fish where there is either deflation or low inflation. Of concern though are the still high inflation rates in cereals (12.7%), milk (8.9%).

CPI inflation – Near-term trend

(on-year %)



9
8
7
6
5
4
3
2
1
0
5.5
4.2
6.3
6.3
5.6
5.3
4.3
4.5
4.9
5.7
6.0
6.1
7.0
7.8
7
7
6.7
7
7.4
6.8
5.9
5.7
6.5
6.4
5.7
4.7
4.3
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23

Source: MoSPI, CSO, CRISIL MI&A

- Inflation inching closer to 4% gives relief to the Monetary Policy Committee (MPC). However, part of this softening is driven by one-off base effect and inflation will lift to 5% when it fades over the next few months. We expect CPI inflation to average 5% this fiscal from 6.7% in the last. A supportive monsoon is a key assumption underlying this forecast. In this scenario, we expect the MPC to maintain a pause as it continues to watch the impact of past rate hikes. As growth slowdown seeps in and inflation moderates, we expect it to cut rates by the end of this fiscal.

- The Indian Meteorological Department has predicted overall normal rains this year. However, timeliness and regional distribution are very critical for crop production, price signalling and hence inflation expectations. With rabi harvest entering the market, some respite for cereal and pulses prices could be felt in the next 2-3 months. However, any distortion in rains could bring a reversal of gains in categories experiencing low/easing inflation (vegetables and edible oils), or worse, keep inflation elevated in cereals. However, some recently announced policy measures (imposing stock limits on wheat and pulses, and, possible imports of milk or milk products) could cap some of the upside to food inflation. Considering the factors above, we retain our CPI inflation forecast at 5.0% for fiscal 2024.

Annual CPI inflation remains at the higher side of the RBI's target band

(on-year %)


12.0
10.0
8.0
6.0
4.0
2.0
0.0
9.9
9.4
5.9
4.9
4.5
3.6
3.4
4.8
6.2
5.5
6.7
FY 13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23

Note: P: Projected

Source: Ministry of Commerce and Industry, MoSPI, CSO, CRISIL MI&A

Review of population growth and urbanisation

India's population is projected at 1.5 billion by 2030

- India's population grew to ~1.2 billion according to Census 2011, at a CAGR of 1.9% during 2001-2011. As of 2010 census, the country had about 246 million households.

According to the United Nation's (UN) World Urbanization Prospects, 2022 revision, India and China, two of the most populous countries, accounted for nearly 36% of the world's population in 2021. The

report projects India's population to increase at a CAGR of 0.8% from 2020 to 2030 to reach 1.5 billion by 2030, making it the world's most populous country, surpassing China (for which the projected population is 1.4 billion). According to UN reports India is expected to have surpassed China to become most populous country in April 2023. In April 2023, India's population is estimated to have reached 1.425 billion people, matching and then surpassing the population of mainland China.

India's population growth



Population (billion)
1.7
1.5
1.3
1.1
0.9
0.7
0.5
0.3
0.1
-0.1
CAGR 1.9%
CAGR 0.8%
0.45
0.55
0.70
0.87
1.06
1.24
1.32
1.40
1.51
1960
1970
1980
1990
2000
2010
2015
2020
2030P

P: Projected
Source: United Nations, Department of Economic and Social Affairs, World Population Prospects 2022, CRISIL MI&A

Urbanisation to reach ~40% by 2030

India's urban population has been rising over the years and stood at ~31% of total population in 2010. The rising trend is expected to continue. The UN report has projected that nearly 40% of the country's population will live in urban areas by 2030.

People from rural areas move to cities for better job opportunities, education, and quality of life. The entire family or only a few individuals (generally an earning member or students) may migrate, while the other members continue living in rural house.

India's urban vs. rural population



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
82%
80%
77%
74%
72%
69%
67%
65%
60%
18%
20%
23%
26%
28%
31%
33%
35%
40%
1960
1970
1980
1990
2000
2010
2015
2020P
2030P
Share of urban population (%)
Share of rural population(%)

P: Projected
Source: World Urbanization Prospects: The 2018 Revision, United Nations; CRISIL MI&A

Indian population median age to reach 30.9 years by 2030

According to the UN, the global median age rose to ~30 years in 2020 from ~20 years in 1970. The median ages in developed countries exceeded the global median age significantly, as is evident from the median ages in the US and the UK, which were 37.5 years and 39.5 years, respectively. Interestingly, India's median age was lower at 27.3 years, indicating a favourable demographic dividend. Furthermore, India's median age was the lowest even among Brazil, Russia, India, and China (BRIC), with Brazil, China and Russia recording median ages of 32.4 years, 37.4 years, and 38.6 years, respectively.

This trend is expected to continue up to 2030, implying strong potential for an increase in income, and basic and healthcare spending, with a growing proportion of the population engaging in employment activities.

Trend in median ages across key countries

Country	1970	1990	2010	2015	2020	2030P
Brazil	17.3	21.5	28.2	30.3	32.4	36.5
China	18.0	23.7	34.1	35.6	37.4	42.7
India	18.3	20.0	24.0	25.5	27.3	30.9
Russian Federation	29.7	32.2	36.9	37.6	38.6	42.1
UK	33.2	34.8	38.5	39.0	39.5	41.6
US	27.2	31.8	36.1	36.6	37.5	39.7
World	20.3	23.0	27.3	28.5	29.7	32.1

Source: United Nations, Department of Economic and Social Affairs, Population Division (2022); World Population Prospects 2022, CRISIL MI&A

~32% of the Indian population is in the 20-39 years age group



(%)
Share of population
12
10
8
6
4
2
0
9.9
8.3
10.3
8.5
10.6
8.7
10.1
9.1
9.2
9.4
8.3
8.8
7.5
8.1
6.9
7.3
6.1
6.5
5.1
5.9
4.1
5.1
3.4
4.2
2.9
3.3
2.3
2.5
1.8
1.9
0.9
1.3
0.5
1.1
0-4
5-9*
10-14*
15-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-64
65-69
70-74
75-79
80+
2011
2021
Age group

Source: Census 2011, CRISIL MI&A

Census 2011 found India's population at 1.2 billion. Of this, ~51% was male, and ~49% female. About half of the population was in the 20-60 age bracket. Of this, ~32% population was 20-39 years old, and this proportion is projected to rise to ~34% by 2021.

India's youth to account for ~39% of its population by 2030

As per the United Nations' 2022 Revision of World Population Prospects, India's youth (0-24 years) accounted for nearly half its population in 2010, significantly higher than that for some of its peers (Brazil at 42.5%, China at 35.1% and the Russian Federation at 29.7%). The fact that ~31% of the population is aged below 15 indicates the high proportion of country's young population is expected to remain so in the coming years.

This share is, in fact, expected to reach ~39% by 2030, and remain significantly higher than that of its peers (Brazil at 31.5%, China at 25.4% and the Russian Federation at 27.7%). This also indicates higher proportion of population entering the workforce.

Age-wise population break-up (%) for key countries

Country	0-14 years	15-24 years	25-49 years	50-69 years	70+	Total
Brazil						
2010	24.8%	17.7%	37.6%	15.6%	4.4%	100%
2020	20.8%	15.6%	38.3%	19.5%	5.8%	100%
2030P	18.2%	13.3%	37.4%	22.6%	8.4%	100%
China						
2010	18.5%	16.6%	40.3%	19.0%	5.7%	100%
2020	18.0%	11.4%	37.6%	25.5%	7.5%	100%
2030P	13.1%	12.3%	34.0%	28.6%	12.0%	100%
India						
2010	31.0%	19.1%	33.9%	12.9%	3.1%	100%
2020	26.1%	18.2%	36.2%	15.5%	3.9%	100%
2030P	22.3%	16.2%	38.0%	17.9%	5.5%	100%
Russian Federation						
2010	15.2%	14.6%	37.2%	23.2%	9.8%	100%
2020	17.7%	9.8%	37.4%	25.5%	9.7%	100%
2030P	15.4%	12.4%	33.8%	25.2%	13.3%	100%
UK						

Country	0-14 years	15-24 years	25-49 years	50-69 years	70+	Total
2010	17.6%	13.1%	34.8%	22.9%	11.6%	100%
2020	17.8%	11.6%	32.5%	24.4%	13.7%	100%
2030P	15.4%	12.2%	31.9%	24.5%	15.9%	100%
US						
2010	19.9%	14.1%	34.1%	22.8%	9.1%	100%
2020	18.5%	13.1%	33.0%	24.7%	10.7%	100%
2030P	16.4%	12.5%	33.2%	23.0%	14.8%	100%

P: Projected
Source: United Nations, Department of Economic and Social Affairs, Population Division (2022); World Population Prospects 2022, CRISIL MI&A

Domestic online travel market

Internet subscription trend in India

Internet subscribers in India have grown at a CAGR of 12.4% from fiscal 2017-23

The internet subscribers' base reached 252 million in fiscal 2014, translating to an annual growth of 35% between fiscals 2012 and 2014, led mainly by rolling out of networks using Third Generation (3G) and Broadband Wireless Access (BWA) spectrum, which was started in fiscal 2012. Between fiscals 2014 and 2018, the subscriber base logged an increase of about 18% annually. The growth was driven by the launch of Fourth Generation (4G) services, which increased accessibility and was also significantly cheaper. Falling prices of smartphones also aided growth. According to TRAI, India's internet subscriber base (wireless and wireline*) stood at ~851 million as of fiscal 2023.

Note: *A wireless internet subscriber makes use of infrared or radio frequency signals to share information and resources between devices and a wireline internet subscriber uses physical cables to transfer data between different devices and computer systems.

CRISIL MI&A expects the internet subscriber base to reach 1,100-1,200 million by fiscal 2028, recording a 5-7% CAGR between fiscals 2023 and 2028.

Internet subscribers' trend and outlook in India



In Mn
FY23 - 28 CAGR 5-7%
FY17 - 23 CAGR 12%
1400
1200
1000
800
600
400
200
0
422
494
637
743
825
825
851
1100-1200
FY17
FY18
FY19
FY20
FY21
FY22
FY23E
FY28P

P: Projected
Source: TRAI, CRISIL MI&A

Work and study at home amid lockdowns drive wired-broadband uptake

The wired-broadband market has found a strong uptake amid the pandemic, thanks to higher data-usage need, driven by work and study at home. Despite a strong rise in subscriptions, wired broadband remains largely an urban phenomenon.

CRISIL expects the wired-broadband subscriber base addition to sustain even after the pandemic is contained, as private players continue to expand home passes, given the increase in last-mile fibre-connectivity investments undertaken amid the pandemic. Further growth of subscribers is likely to be increase with adoption of new avenues of consumption such as affordable OTT, hybrid model and online coaching/certifications. Hence, we expect this segment to grow at a CAGR of 7-9% between fiscals 2023 and 2028 to ~45-50 million.

Wireless data subscribers to cross ~1,075-1,125 million by fiscal 2028

Wireless internet subscribers have been a dominant force in India's internet subscribers' growth story, growing at a compound annual growth rate (CAGR) of ~17% between fiscals 2016 and 2022 to reach ~823 million subscribers as of March 2022. The rapid growth was driven by ultra-low data tariffs, affordable smartphones, and the emergence of OTT-based video streaming platforms.

We expect subscribers in this segment to grow at 5-7% CAGR at a higher base between fiscals 2023 and 2028 driven by the build-up in competitive intensity.

Wired broadband and wireless internet subscribers in India trend and outlook


Wired broadband subscribers:
FY23-28P CAGR: 7-9%
Wireless internet subscribers:
FY23-28P CAGR: 5-7%
In million
1200
1000
800
600
400
200
0
18.2
400.6
18.0
472.7
18.4
615.1
19.2
720.8
22.8
799.3
27.3
797.6
33.5
~818
45-50
1075-1125
FY17
FY18
FY19
FY20
FY21
FY22
FY23E
FY28P
Wired broadband subscribers
Wireless internet subscribers

P: Projected
Source: TRAI, CRISIL MI&A

India's internet penetration likely to reach 76-78% by fiscal 2028 led by 4G, FTTH services

India has witnessed a significant surge in internet users over the past few years, with internet penetration as a percentage of the total population reaching ~60% in fiscal 2022 compared with less than 20% in fiscal 2015. CRISIL MI&A expects the total number of internet subscribers to reach 1100-1200 million by fiscal 2028, resulting in 76-78% internet penetration. By 2028, we expect a complete transition of 2G and 3G data services to 4G. This can be attributed to increased demand for data,

competitive pricing of 4G services, and availability of affordable handsets. Consequently, narrowband is expected to decline as better speeds are available to users at lower price points.

Trend and outlook of internet penetration in India


%
90
80
70
60
50
40
30
20
10
0
33
38
48
55
61
60
61
76-78
FY17
FY18
FY19
FY20
FY21
FY22
FY23E
FY28P

P: Projected
Source: TRAI, CRISIL MI&A

Trend in mobile phone usage

Long-term subscriber additions to be driven by low rural tele-density

During the first wave of the pandemic, the subscriber base declined by over ~15 million in the first quarter as the nationwide lockdown triggered a large-scale migration from urban to rural areas. In the quarter ending June'20, urban areas lost over ~18 million subscribers, while rural areas gained over 3 million subscribers as the subscriber base dropped to 1,141 million, down by ~16 million from March 2020. However, as unlocking began in phases and laborers started to re-join the workforce, the subscriber base revived and reached ~1,159 million in December'20 surpassing the March'20 levels. However, in the last quarter, the subscriber base jumped ~21 million to 1181 million as the industry witnessed rising competition where the top two players aggressively added subscribers and weaker player saw a lowering of its churn rate. Majority of the subscriber base increase in fiscal 2021, was driven by rural areas, where the tele-density improved from 58.5% to ~60% driven by increased usage of phones due to online classes and work from home.

In contrast to this, the wireless subscriber base remained unaffected in the second wave as economic activities remained less impacted. The subscriber base fell to 1,166 million in Sep'21 on account of a change in reporting policy by Reliance Jio. However, the downfall continued thereafter as two out of three players announced tariff hikes resulting in sim consolidation. Additionally, the reopening of schools and the hybrid working model resulted in customers ditching their extra sim card connections. The wireless subscribers touched 1,144 million by Mar'23.

In the medium term, we expect the number of wireless subscribers to touch ~1,200-1,220 million by fiscal 2026, mainly driven by rural areas, given their low tele-density of 58% as of May 2022.

Trends and outlook for mobile phone (wireless) subscriber base in India



FY23- FY28 CAGR 1-2%
In Mn
1250
1200
1150
1100
1050
1000
950
1034
1170
1183
1162
1158
1181
1142
1144
1185-1205
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY26P

P: Projected
Source: TRAI, CRISIL MI&A

Review of the travel market in India

Indian travel industry expected to clock 9-11% CAGR between fiscals 2023 and 2028

The Indian travel industry was estimated at Rs 2,825-2,845 billion in fiscal 2023. Led by a growing economy, geographical and cultural diversity, and various government initiatives, the Indian travel industry grew at 6-8% CAGR between fiscal 2017 to 2023, to a size of Rs 2,825-2,845 billion. The growth momentum is expected to continue. We expect the industry to grow annually by 9-11% to Rs 4,540-4,560 billion by fiscal 2028, driven by development of tourism infrastructure, rising income levels translating to higher discretionary spending on travel and tourism, increase in frequency of travel business and leisure purposes, reforms in visa and increase in connectivity across means of transport.

Trend and outlook for Indian travel industry



Rs. Billion
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
CAGR (FY17-23): 6-8%
CAGR (FY23-28): 9-11%
1865-1885
2480-2500
1010-1030
1745-1765
2825-2845
4540-4560
FY17
FY20
FY21
FY22
FY23E
FY28P

Notes: 1. E: Estimated P: Projected 2. Market size for the Indian travel industry has been estimated at gross bookings. The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised.

Source: CRISIL MI&A

Air travel to retain majority share in Indian travel market as of fiscal 2028

- The air ticketing segment, which logged a CAGR of 8.5-9.5% between fiscals 2017 and 2023, enjoys 50-52% share of the Indian travel market as of fiscal 2023. The growth momentum is expected to continue till fiscal 2028 at 12-13% CAGR, led by the growing airport infrastructure and sustained growth outlook of the travel industry. Air ticketing is expected to continue to dominate the Indian travel market as of fiscal 2028. With 29-31% share as of fiscal 2023, the hotel segment is the second highest contributor. CRISIL MI&A expects its share to fall to 26-28% by fiscal 2028, with the segment charting annual growth of 7-8% between fiscals 2023 and 2028. The railways segment is expected to post CAGR 6-7% between fiscals 2023 and 2028.

Segment-wise share in the Indian travel market


CAGR (FY17-23):
Air: 8.5-9.5%; hotel: 5.5-6.5%; rail: 4.0-5.0%
CAGR (FY23-28):
Air: 12.0-13.0%; hotel: 7-8%; rail: 6.0-7.0%
1,740-1,760
(Rs bill
1,865-1,885
2,480-2,500
1,010-1,030
2,825-2,845
4,540-4,560
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
21-23%
31-33%
45-47%
18-20%
30-32%
49-51%
21-23%
31-33%
45-47%
26-28%
31-33%
40-42%
18-20%
29-31%
50-52%
15-17%
26-28%
57-59%
FY17
FY20
FY21
FY22E
FY23P
FY28P
Air ticketing
Hotel booking
Rail ticketing

Note: E: estimated P: projected

The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. Market sizing are estimates post considering COVID-19 impact.

The numbers above the bar charts represent total Indian travel market for that year

Source: CRISIL MI&A

Online penetration in the Indian travel market to reach 73-75% by fiscal 2028

- The Indian travel market is growing fast and has significantly evolved with digitisation. The global distribution system (GDS)* was introduced for travel and hospitality service providers in India during the 1990s, at a time when internet penetration was low. The trend in online travel bookings was further fuelled with the Indian Railway Catering and Tourism Corporation (IRCTC) launching its e-ticketing services in 2002. Another driver of online ticketing was the emergence of OTAs and online travel aggregators during the early 2000s, who initially focussed on airline ticketing.

- Ticketing services across travel segments have undergone a dramatic change thanks to increased internet penetration, greater affordability of smart phones, user friendliness of online platforms, convenience in terms of comparison, varied modes of payment offered (credit cards, debit cards and net banking), and faster pace of service providers adopting digital platforms for their respective businesses. Online penetration, defined as share of bookings done online via captive websites of the service providers or through OTAs, of the Indian travel industry stands at 66-68% as of fiscal 2023. It is expected to increase to 73-75% by fiscal 2028, supported by growth in online transactions.

Trend and outlook in online penetration of the Indian travel market



CAGR (FY17-23)
Online: 12.5-13.5%; offline: (0.5)-(1.5)%
CAGR (FY23-28)
Online: 11.5-12.5%; offline: 5-6%
(Rs billion)
1,865-1,885
2,480-2,500
1,010-1,030
1,740-1,760
2,825-2,845
4,540-4,560
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
50-52%
48-50%
39-41%
59-61%
36-38%
62-64%
33-35%
65-67%
32-34%
66-68%
25-27%
73-75%
FY17
FY20
FY21
FY22E
FY23P
FY28P
Online
Offline

Note: E: estimated P: projected
The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. Market sizing are estimates post considering COVID-19 impact. The numbers above the bar charts represent total Indian travel market for that year.
Source: CRISIL MI&A

Online penetration of air ticketing is estimated to be highest at 74-76% as of fiscal 2023

- Industry estimates indicate that air ticketing has a high online penetration of 74-76% as of fiscal 2023, as this segment was the first to adopt online channels, followed by railways (80-82%). Commencement of e-ticketing services by IRCTC since 2002 has helped the online railways ticketing segment gain ground. In contrast, online penetration in hotel bookings is low at 31-33% as of fiscal 2023, due to the fragmented nature of the Indian hotel industry compared with the airlines or railways, and comparatively slower adoption of hotel brands and chains, especially the small and mid-sized ones onto the digital platforms including OTAs.

Segment-wise share in online penetration in India



CAGR (FY23-28):
Air: 12.0-13.0%; hotel: 6.5-7.5%; rail: 6.0-7.0%
(Rs billion)
1,450-1,470
835-855
520-540
2,610-2,630
1,200-1,220
705-725
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
24-26%
67-69%
18-20%
18-20%
60-62%
17-19%
74-76%
31-33%
80-82%
80-82%
38-40%
81-83%
Air ticketing
Hotel booking
Rail ticketing
FY23E
Air ticketing
Hotel booking
Rail ticketing
FY28P
Online
Offline

Note: E: estimated, P: projected
The numbers above the bar charts represent total travel market for that segment.
Source: CRISIL MI&A

- CRISIL MI&A expects online penetration in airline and rail ticketing to improve to 80-82% and 81-83%, respectively, by fiscal 2028, on account of the sheer convenience offered by online channels. In case of hotels segment, online penetration is expected to improve to 38-40% in by fiscal 2028, mainly because of supply expansion as more players, especially from smaller tier 1, 2 and 3 cities*, come onto the online platform. Thanks to deeper penetration of internet, wider smartphone usage and social media influence, coupled with a young population that has rapidly adapted to the digital era, consumers' preference for online travel booking across segments is expected to increase in the medium to long term.

Note:Based on city category classification followed by 7th Pay Commission, tier I – X cities (top 8 cities), tier II – Y cities (next 88 cities), tier III – Z cities (all the remaining cities).*

Review of the online ticketing market in India

Indian online ticketing market to log 11-13% CAGR between fiscals 2023 and 2028

- Online bookings are typically done over the internet on laptops, desktops, tablets, and mobiles. Offline bookings include bookings made through phone calls, and walk-ins. The industry size has been estimated at gross bookings defined as the total amount paid by customers for travel services and products booked through the company and/or agency, including taxes, fees and other charges; and these are net of cancellations, discounts and/or refunds. CRISIL MI&A has also considered online bookings for the bus segment for the purpose of this market sizing.

- While online ticketing of movies, sports and other events is also widely popular, these have been excluded from the purview of this study as the focus is on travel-related segments. Tour or holiday packages have also been excluded from the market sizing in order to avoid over-estimation.

- In fiscal 2023, the Indian online ticketing market is estimated to be worth Rs 1,900-1,920 billion, registering 12.5-13.5% CAGR from Rs 900-920 billion in fiscal 2017. Growth can be attributed to the increasing penetration of internet and smart phones. Other enabling factors include growing share of low-cost airlines, increasing popularity of online railway ticket booking system, and convenience that online bookings offer. However, the online ticketing industry is not without its share of challenges. Travellers' concern about security of their personal information and online financial frauds are the key challenges that require to be addressed effectively in order to ensure seamless transition from offline to online channels. The industry from its size in fiscal 2023 (Rs 1,900 billion - 1,920 billion) is expected to grow to 1.75 times (Rs 3,335 billion – 3,355 billion) by fiscal 2028, at a CAGR of 11.5-12.5%.

Online ticketing industry in India – trend and outlook



(Rs billion)
CAGR: 11.5-12.5%; ~1.75x
CAGR: 12.5-13.5%
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
900-920
1,485-1,505
635-655
1,145-1,165
1,900-1,920
3,335-3,355
FY17
FY20E
FY21
FY22E
FY23E
FY28P
Online Ticketing Market

Note: E: estimated P: projected. The online ticketing industry includes bus booking revenues along with flight, rail and hotel bookings.
Source: CRISIL MI&A

Sub-segments within the online ticketing market

Airline ticketing has a dominant share in the Indian online ticketing industry

- The online ticketing market in India is dominated by high-volume airline ticketing, including domestic and international travel. The segment accounts for 56-58% of online ticketing. Industry estimates indicate airlines have a high online penetration of 74-76% as these were the first to adopt the online channel. Going forward, online air ticketing is expected to grow further as more travelers (retail as well as corporate) migrate from offline to online platforms. Consequently, air ticketing is expected to maintain its dominance in the online ticketing market in India, with 62-64% share by fiscal 2028.

- Rail ticketing accounts for 22-24% of the online ticketing industry in India. The IRCTC, which introduced online rail ticketing in 2002, has been instrumental in popularising the online option for bookings in India. As per its annual reports, the share of e-ticketing in total ticket bookings improved from ~55% in fiscal 2015 to ~80% in fiscal 2022. Going forward, online rail ticketing in volume terms is set to grow because of the sheer convenience it offers. Its share in online ticketing industry in India in value terms is expected to be 17-19% by fiscal 2028.

- The hotel segment accounts for 12-14% of the online ticketing industry in India. Industry interactions indicate online penetration of hotel bookings in India is relatively lower at 31-33%. The hotel industry is fragmented into a large number of organised and unorganised players. In contrast, the airline services industry is fairly organised as it has a limited number of companies. Thus, adoption of online channels for booking hotel rooms posed a challenge in the initial phases for most players. Additionally, most of the OTAs started offering online booking of hotel accommodation only after establishing a presence in air ticketing. Much of the hotel inventory available online is in metros and tier-I cities, whose customers have become comfortable with the online platform. Tier-II and -III cities largely continue to operate offline. However, going forward, this is expected to change as customers from tier-II and -III cities start booking rooms online because of convenience. Going forward, the share of online hotel bookings is expected to improve, although at a modest pace, as OTAs compete with captive websites to garner market share. Consequently, its share in the online ticketing market in India is expected to remain steady at 13-15% by fiscal 2028.

- Bus ticketing is at a fairly nascent stage, as few players have a presence in this segment. Also, its online penetration remains low (3-5% share) because of the ready availability of tickets with players, both private and state transport corporations. Going forward, its share in online ticketing market is likely to stay the same at 4-6%.

Sub-segments within the online ticketing market based on gross revenue


CAGR (FY17-23):
Air: 12-13%, rail: 9.5-10.5%, hotel: 16-17%, bus: 37.5-38.5%
CAGR (FY23-28):
Air: 13.5-14.5%; rail: 6.5-7.5%, hotel: 10.5-11.5%, bus: 8.5-9.5%
(Rs billion)
FY17
59-61%
26-28%
11-13%
1-3%
900-920
FY20
56-58%
22-24%
12-14%
6-8%
1,485-1,505
FY21
50-52%
27-29%
16-17%
4-6%
635-655
FY22
46-48%
32-34%
16-17%
4-6%
1,145-1,165
FY23E
57-59%
21-23%
13-15%
5-7%
1,900-1,920
FY28P
62-64%
17-19%
13-15%
4-6%
3,335-3,355
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Air Ticketing
Rail Ticketing
Hotel Booking
Bus ticketing

Note: E: estimated P: projected
The numbers to the right of the bar charts represent total online ticketing market for that year
Source: Industry interactions, CRISIL MI&A

Share of OTAs and captive websites in the Indian online ticketing market

OTAs command 67-69% share of total online ticketing in India

- As per industry estimates, in value terms, OTAs accounted for 67-69% of the total online ticketing industry in India as of fiscal 2023, based on gross booking revenue. In absolute terms, it translates to an estimated market size of Rs 1,250-1,270 billion. Their share has grown from 55-57% during fiscal 2017, largely due to comparatively friendly user-friendly interface compared with captive website of service providers and ease of comparison across options. Higher discounts from the OTAs as well as offers by banking partners have also made them competitive in pricing vis-à-vis captive websites. This trend is expected to continue in the medium term, with the share of OTAs in the online ticketing industry expected to reach 72-74% by fiscal 2028.

Segment-wise share of OTAs in the online ticketing industry in India (based on gross revenue)



CAGR (FY17-23):
OTA: 16-17%; captive: 7.0-8.0%
CAGR (FY23-28):
OTA: 13-14%; captive: 7.0-8.0%
(Rs billion)
900-920
1,485-1,505
635-655
1,145-1,165
1,900-1,920
3,335-3,355
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
43-45%
55-57%
33-35%
65-67%
37-39%
61-63%
39-41%
59-61%
31-33%
67-69%
26-28%
72-74%
FY17
FY20
FY21
FY22
FY23E
FY28P
OTAs
Captive

Note: E: estimated, P: projected. The online ticketing industry includes bus booking revenue along with flight, rail and hotel bookings.

The numbers above the bar charts represent total online ticketing market for that year

Source: Industry interactions, CRISIL MI&A

OTAs to dominate air, hotel and bus ticketing by fiscal 2028

- OTAs enjoy 80-82% share in the online air ticketing segment, much higher than captive websites' having 18-20% share. Better convenience as OTAs offer various options, ease of comparison and competitive pricing have played a major role in OTAs' achieving their dominance in the sector.

- In case of railways segment, the IRCTC dominates online rail ticketing. Although some OTAs have ventured into the rail ticketing segment, bookings are routed via the IRCTC platform itself. So, OTAs have only a marginal share as of now. This is expected to continue in the medium term as well. Since, the IRCTC has initiated a number of measures to improve the user interface and ease the process of booking. Is expected to continue the same in the medium term as well.

- OTAs enjoy 82-84% share in the online hotels booking segment. As in the case of airline ticketing, higher degree of convenience offered by OTAs with regards to the number of options, ease of comparison and competitive pricing have played a crucial role in them gaining dominance.

- Online penetration in bus ticketing remains low on account of ready availability of tickets with state transport corporations and private players. However, OTAs enjoy a share of 80-82%, higher than captive players in this segment. Industry interactions indicate this is largely on account of higher degree of user friendliness of OTA platforms than captive websites.

- **Trend in and outlook for share of OTAs in total online ticketing industry in India (based on gross revenue)**


CAGR (FY23-28):
Air: 12.5-13.5%; Rail: 6-7%; Hotel: 11.0-12.0%; Bus: 8.5-9.5%
(Rs billion)
1,090-1,110
260-280
420-440
100-120
2,000-2,020
460-480
580-600
160-180
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
18-20%
16-18%
79-81%
18-20%
16-18%
13-15%
73-75%
15-17%
80-82%
82-84%
19-21%
80-82%
82-84%
85-87%
25-27%
83-85%
Air ticketing
Hotel booking
Rail ticketing
Bus ticketing
Air ticketing
Hotel booking
Rail ticketing
Bus ticketing
FY23E
FY28P
OTAs
Captive

Note: E: estimated; P: projected
The numbers above the bar charts are total online ticketing market for respective segment
Source: Industry interactions, CRISIL MI&A

OTA market in India

Overview

- CRISIL MI&A defines OTAs as companies that specialise in sale of travel-related products and services such as booking of air tickets, hotel rooms, travel packages, bus tickets and railway tickets via their websites and applications. These are typically third-party agents reselling products and services provided/ organised by others for an agreed commission. While sizing the OTA industry, CRISIL MI&A has considered net revenue, i.e., typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

- On the other hand, metasearch engines function as search engines for travel needs across multiple sources and showcase them for ease of comparison. A key difference between OTAs and metasearch engines is that the latter typically do not sell any inventory.

- CRISIL MI&A has not included the metasearch engines while estimating the Indian OTA industry.

Indian OTA market to log 13-14% CAGR over fiscals 2023-2028 in terms of gross booking revenues

- CRISIL MI&A estimates domestic OTAs' gross booking revenue clocked a 16-17% CAGR from Rs 505-525 billion in fiscal 2017 to Rs 1,285-1,305 billion in fiscal 2023, driven by rapid growth in affordability of and access to internet, increased awareness and comfort with online transactions, competitive prices offered by OTA players to attract consumers, and growing network of service providers on OTA platforms. These factors are likely to continue to fuel growth of the Indian OTA market in the medium term. The market is expected to grow ~1.9x from fiscal 2023 and log 13-14% CAGR to reach Rs 2,440-2,460 billion by fiscal 2028.

Growth in the Indian OTA industry (based on gross booking revenue)



(Rs billion)
3000
2500
2000
1500
1000
500
0
CAGR: 13-14%; ~1.9x
CAGR: 16 – 17%
505-525
970-990
390-410
680-700
1,285-1,305
2,440-2,460
FY17
FY20
FY21
FY22
FY23E
FY28P

Note: E: Estimated, P: Projected

Market sizing of the Indian OTA industry is based on gross booking revenue, inclusive of bus booking revenue

Source: CRISIL MI&A

Indian OTA market in net revenue terms expected to clock 14-15% CAGR over fiscals 2023-2028

- In terms of net revenue, CRISIL MI&A estimates the Indian OTA market grew at a 15.5-16.5% CAGR from Rs 44-46 billion in fiscal 2017 to Rs 108-110 billion in fiscal 2023. The Indian OTA market is expected to become ~2 times its size in fiscal 2023 and grow at 14-15% CAGR to Rs 213-215 billion by fiscal 2028.

Growth in the Indian OTA industry (based on net revenue)



(Rs billion)
250
200
150
100
50
0
CAGR: 14-15%; ~2x
CAGR: 15.5 – 16.5%
44-46
86-88
40-42
66-68
108-110
213-215
FY17
FY20
FY21
FY22
FY23E
FY28P

Note: E: Estimated, P: Projected

Market sizing of the Indian OTA industry is based on net revenue, inclusive of bus booking revenue.
CRISIL MI&A considers net revenues i.e. typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale) as net revenue
Source: CRISIL MI&A

Overview of segment-wise bookings made via OTAs

Air ticketing dominates Indian OTA industry

- In value terms, air ticketing accounts for 68-70% of the domestic OTA industry (industry estimates). OTAs started off in India by selling airline tickets because it was easier to penetrate the airline services industry, which is largely organised with limited number of players. The hotel industry, on the other hand, is fragmented with several branded and unbranded players. It is relatively easier to list airline ticket inventories online. As the Indian customer began to adopt and accept the online booking process, online booking of airline tickets became more popular. Now, online booking accounts for 74-76% of total airline ticketing in the country. Increased air connectivity to tier-II and -III cities at fairly competitive fares, especially offered by low-cost carriers, also made air travel more popular. As business and leisure travel to such cities via air improved, it has also had a cascading effect on online bookings.

- In online air ticketing, OTAs have garnered a significant higher share than captive websites of brands. A distinct advantage of using OTAs websites for customers is that they allow for multi-airline itineraries while captive websites don't. OTAs are also capable of offering deeper discounts than the captive sites. Though all these resulted in an increase in booking volumes for OTAs, the share of air ticketing in their revenue has been declining on account of lower margins in the segment. As a result, OTAs are now shifting focus to other higher-margin segments.

Segment-wise share in Indian OTA market, as of fiscal 2023 (based on gross revenue)


Others (bus, rail, cruise etc), 13-15%
Hotel booking, 16-18%
Air ticketing, 68-70%

Segment-wise share in Indian OTA market, as of fiscal 2023 (based on net revenue)


Others (bus, rail, cruise etc), 9-11%
Hotel booking, 33-35%
Air ticketing, 57%

Source: CRISIL MI&A

Hotels account for 16-18% of OTA revenue

- Hotel bookings account for 16-18% of OTAs' revenues as of fiscal 2023, according to industry estimates. Due to the fragmented nature of the Indian hotel industry, share of online bookings in overall bookings has remained low (estimated at 31-33% as of fiscal 2023). In the online segment, however, OTAs have managed to gain a dominant share over captive websites of hotel chains. As in the case of airline ticketing, options to compare multiple options and highly competitive pricing helped OTAs gain market share over captive websites. Moreover, compared with airline ticketing, margins in hotel bookings are higher, thus making it a lucrative segment for OTAs to focus on. This is also reflected in the growing share of the hotels segment in the revenue mix of major OTA players. However, recent industry interactions indicate larger hotel chains are now encouraging customers to book via captive websites in order to counter the high commissions of OTAs.

Bus, train bookings' form 13-15% of OTA revenue

- For online booking of railway tickets, the IRCTC remains the preferred player for travellers. Although some OTAs do offer the service, ticket booking is still routed via the IRCTC website. It accounts for a marginal share in OTA revenue.

- Tickets for inter-state travel are typically booked through traditional travel agents (TTAs) or at their respective offices. Given the ready availability of such tickets in the offline mode, online channels that offer the tickets are too few. Players such as the Gujarat State Road Transport Corporation (GSRTC), Maharashtra State Road Transport Corporation (MSRTC) and Karnataka State Road Transport Corporation (KSRTC) provide online booking facility on their captive websites. Also, there are several city or region-specific private players which traditionally enjoy market share and mind recall. While most of them now have their own websites for bookings, there are many which are also available on OTA platforms.

Non-air bookings to gain share in the medium to long term

- While air ticketing enjoys the maximum share in the overall OTA industry, margin in the business is lower than hotel or holiday packages business. The main reason for this is the level of service component involved. Additionally, most airlines are financially constrained as high operational costs are impacting their margins.

- In contrast, service components associated with hotels and holiday packages are comparatively higher and they reflect in the margins earned as well. Although most OTAs commenced operations by selling airline tickets, they are now focussing on other segments, such as hotels and holiday packages, in order to boost their bottom line. This is reflected in segment-wise share of large OTAs as well. Some of them are also looking at mergers and acquisitions in order to gain market share in other segments. For example, MakeMyTrip acquired the Ibibo Group in January 2017 in order to strengthen presence in key markets and expand product portfolio. With the acquisition, MakeMyTrip was able to gain presence in the budget hotel segment. The company also got RedBus as part of the deal, which helped it foray into the bus bookings segment. In August 2017, Yatra acquired major stake in Air Travel Bureau Ltd (ATB) and in July 2020, it acquired the remaining shares making it a subsidiary. Air Travel Bureau Ltd (ATB) which specialises in corporate travel management, MICE and leisure tourism. The acquisition strengthened Yatra's portfolio in the corporate travel segment. Earlier, in 2012, it had acquired TravelGuru in order to boost its domestic

hotels and holiday's business. Prior to that, the company had bought Travel Services International (TSI), a ticket consolidator focussed on the B2B space; MagicRooms, engaged in hotel aggregation and reservation and a global distribution system (GDS) provider of hotel rooms; and BuzzInTown, an event listing site in order to widen its portfolio. Going forward, the share of non-air segment in the overall OTA market is expected to improve.

Share of different customer categories in the OTA industry

Share of B2B category to reach 40-45% by fiscal 2028

- The OTA industry in India largely caters to two categories of customers — retail customers under the B2C category, and corporate clients and travel agents under the B2B category. These segments vary in terms of booking requirements and rates offered.

B2C: The largest category of customers of OTAs is direct or retail customers who use online platforms for bookings. The rates offered to them are listed on the website/application. Apart from OTAs' discounts, they receive certain rebates from banking and payment partners, to promote higher usage of credit/debit cards and payment gateways.

B2B: This category includes corporate clients and travel agents. The requirements of corporates are different from those of retail customers on account of cancellations, rescheduling, fixed budget allocated for travel for the year, shorter time frame for bookings, etc. This requires a dedicated service component, and OTAs typically have a separate team to serve this segment. This segment also includes TTAs, who, instead of investing in their own digital platforms, chose to collaborate with OTAs to reduce operational costs and stay relevant in the increasingly digital era. Such TTAs typically do not operate on a fixed cost and inventory from airline companies or hotel chains.

Share of customer categories in the OTA industry (based on net revenue)


B2B,
38-43%
B2C, 57-
62%

FY23E

FY28P


B2B, 40-
45%
B2C, 55-
60%

Source: Industry interactions, CRISIL MI&A

Growth in Indian OTA industry's B2B category (based on net revenue)


(Rs billion)
100
90
80
70
60
50
40
30
20
10
0
CAGR (FY23-28): 14-15%
42-46
89-93
FY23E
FY28P

E: estimated; P: projected

Based on net revenue. CRISIL MI&A considers typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale) as net revenue

Source: Industry interactions, CRISIL MI&A

Growth in Indian OTA industry's B2B category (based on gross revenue)


(Rs billion)
1200
1000
800
600
400
200
0
CAGR (FY23-27): 15-16%
510-540
1,025-1,055
FY23E
FY28P

E: estimated; P: projected

Based on gross revenue. Gross revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

Source: Industry interactions, CRISIL MI&A

B2B share on the rise

Interactions with industry players indicate the share of B2B in travel booking industry has been rising over the past few years, primarily as OTAs provide dedicated support and offer a wider base of options to choose from. Travel requirements are customised as per the companies' requirements and OTAs also get an opportunity to cross-sell other products and services leveraging their relationship with companies.

Growth drivers of the B2B segment

Focus on technology – Unlike TTAs, whose reach is relatively limited, OTAs provide a wider range of services. They serve as a one-stop solution to corporates with increased focus on technology, integrating APIs with internal ERP systems providing customised solutions

Changing customer preferences – The requirements of corporate travellers are different from those of leisure travellers. Corporate travellers require support for invoicing and MIS reporting, identifying travel locations and **instant** support for change in travel requirements. Thus, shift of small and medium enterprises to digital platforms is expected to support OTA growth

Value-added services – Over the years, OTAs have developed relationships with various service providers such as insurance and visa partners. While corporates get benefit of using these value-added services**,** OTAs are trying to leverage these relationships to cross sell other products and services

Share of TTAs on the decline

- The share of TTAs in the travel booking sector has been declining for the past few years, primarily on account of the rapid growth of internet connectivity and smartphone usage. The presence of OTAs has widened the overall travel and tourism market as they are able to serve a wider base of customers using online platforms in any part of the country. On the other hand, TTAs' reach is limited as they need to be physically present to provide the service. Demonetisation of November 2016 played a key role in bringing down the share of smaller TTAs and encouraging digital payments, especially in urban cities.

OTAs' growth potential and challenges

Convenience, competitive pricing key differentiators

- OTAs in India gained popularity due to increasing penetration of internet and smartphones. While this trend is expected to continue in the medium to long term, other factors will also aid the industry's growth. They are:

Convenience: OTAs function as a one-stop shop for all the travel-related needs such as booking of airline tickets, hotel accommodation, holiday packages, rail tickets and bus tickets. The biggest advantage for customers is the availability of multiple options across segments, providing option to compare prices, dates, locations and time schedules on a single platform. In contrast, captive websites only showcase the brand's own offerings. Customers using OTAs can compare and book everything, from travel tickets to hotel rooms, on a single platform. Going forward, these aspects are expected to help OTAs attract more customers.

Competitive pricing: Despite the strong macro-economic indicators and rising disposable incomes, India remains a price sensitive country when it comes to discretionary spending, including travel and tourism. Both urban and rural customers prefer to compare prices across sources in order to get the best deal. In order to gain customer volumes, OTAs and their banking partners have been aggressive in offering discounts and rebates. This trend is expected to continue.

Evolution of free independent travellers (FITs): The urban millennial traveller is internet-, smartphone- and application-savvy. Such customers have greater awareness about how different components of travel work and where to source each component from, in order to minimise travel cost and optimise the experience. As per their interests, they research and plan itinerary through OTAs. TTAs, on the other hand, typically offer pre-defined holiday packages, which focus largely on popular tourist attractions. Thus, evolution and growth of FIT is expected to drive the OTA market in the medium to long term.

Focus on technology: OTAs use technology to improve user experience on their platforms. Further investments in technology will help personalise the customer experience, simplify the search process and consequently, ensure acceptance and repeat clientele. Similarly, for the B2B segment, integration of APIs with the enterprise's internal ERP software will aid adoption and growth of OTAs.

MoT recognises OTAs: In December 2018, the MoT rolled out a scheme for approval of OTAs. This is a voluntary scheme open to bona fide OTAs to bring them on a common platform in the organised sector. Under this scheme, an approved OTA shall be granted a recognition by the ministry for five years. This approval certificate is aimed at ensuring reliability of the services provided by the OTAs. The approval will help OTAs gather market share in tier-II and -III cities, where customers are yet to gain confidence in online bookings.

Garnering market share in higher-margin segments remains a challenge

Increasing focus on direct bookings by hotel players: While hotels were earlier keen to list on OTAs due to the visibility they are offered, the trend is beginning to reverse, especially in the case of larger branded chains. Industry interactions indicate larger hotel chains are now focussing on their own websites to draw customers. Encouraging direct bookings helps hotels avoid the OTAs' commission, which have been on the rise. Direct bookings also boost customer relationship, which can be further leveraged to cross-sell other services, such as banquet facilities, restaurants, spa facilities, etc. Hotels are also using loyalty cards and programmes to encourage direct bookings via their own websites. Going forward, this can pose a challenge to OTAs as they seek to improve their market share in the higher-margin hotels and holiday packages segment.

Limited presence in holiday packages segment: While most OTAs derive a large share of their revenue from the airlines or hotels segment, they have a limited presence in the holiday or tour packages segment. The holiday packages segment continues to be dominated by the larger branded TTAs since it requires experienced personnel on site and operational expertise in tour management. Industry interactions indicate if OTAs want to gain market share in the segment, they will have to replicate the operational model of TTAs which could lead to an increase in operational costs and thereby impact profitability.

Increasing competition from global OTAs, new entrants: The Indian OTA industry is currently dominated by domestic players while international players enjoy a relatively lower share. However, in the future, the scenario could change as global OTAs choose to focus on the comparatively nascent Indian market. Entry of new players with deep pockets could also alter the industry's competitive landscape in the medium to long term.

Competitive assessment of OTAs in India

CRISIL MI&A has compiled profiles of key players in the OTA industry on the basis of gross booking revenue and operating revenue, as detailed below. Information in this section is sourced from publicly available sources, including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites as relevant.

Key players in the domestic OTA market, fiscal 2023

Players	Year of commencement of business	Company headquarters	Number of customers as of FY20 (million)	Number of customers as of FY21 (million)	Number of customers[1] as of FY22 (million)	Number of customers[1] as of FY23 (million)	Number of agents	Employee count (nos.)
Yatra Online, Inc.	2006	Gurugram, Haryana	11.1	11.7	12.4	14.0	~29,800	~1,100
MakeMyTrip Ltd	2000	Gurugram, Haryana	48.0	51.0	56.0	64.7	36,000	4,090
Cleartrip Pvt Ltd	2005	Mumbai, Maharashtra	NA[2]	NA[2]	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd	2008	New Delhi	9.7	10.3	11.0	14.0	50,000[4]	1,000
Ixigo (Le Travenues Technology Ltd)	2007	Gurugram, Haryana	NA[2]	64.66[3]	NA[2]	NA[2]	NA[2]	450[4]

(9) Customers for:

Easy Trip Planners Ltd: Defined as registered customers, i.e., customers who have provided their unique mobile number and/ or e-mail address, as applicable, on the company's website and mobile applications

MakeMyTrip Ltd: Defined as transacted customers (life to date) until the end of a given period as per the company's annual reports and presentations

Yatra Online, Inc.: Defined as cumulative customers (excluding B2B business) as per the company's annual reports and presentations

2. Not available since data has not been reported by the company

3. Ixigo: Registered users are those that have provided their unique mobile number or e-mail address, as applicable, on its platforms as of the relevant period

4. Headcount as of FY22

Source: Companies' annual reports, investor presentations, news articles, company websites, CRISIL MI&A

Key segments for different OTA players

Players	Consumer (B2C)											Corporate travel	Freight
	Flights		Hotels		Holiday packages		Trains	Buses		Cabs	Others		
	Domestic	International	Domestic	International	Domestic	International		Private	State transport				
Yatra Online, Inc.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
MakeMyTrip Ltd	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Cleartrip Pvt. Ltd	✓	✓	✓	✓	✓	✓	✓				✓	✓	
Easy Trip Planners Ltd	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Ixigo (Le Travenues Technology Ltd)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		

Note: Others for Easy Trip Planners Ltd include visa processing and activities such as sightseeing, events and shows etc

Others for MakeMyTrip Ltd include villas and apartments bookings, visa processing, gift cards, etc

Others for Yatra Online, Inc. include cruises, and activities such as sightseeing, events, shows and monument visits, forex, visas, gift cards, travel insurance etc

Others for Le Travenues Technology Ltd include visa processing, Ixigo money, etc

Others for ClearTrip include various activities offered across cities

Source: Company websites

Key segments for different corporate players

Players	Consumer (B2C)											Corporate travel	Freight
	Flights		Hotels		Holiday packages		Trains	Buses		Cabs	Others		
	Domestic	International	Domestic	International	Domestic	International		Private	State transport				
Yatra Online, Inc.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
GBT India												✓	
CWT India												✓	
FCM Travel Solutions India	✓	✓	✓	✓	✓	✓					✓	✓	
Thomas Cook India	✓	✓	✓	✓	✓	✓					✓	✓	

Note:

Others for Yatra Online, Inc. include cruises, and activities such as sightseeing, events, shows and monument visits, forex, visas, gift cards, travel insurance etc

Others for Thomas Cook India include visa services, cruises, forex, travel insurance, gift cards

Information for FCM Travel Solutions India is as of November 2021.Website for the B2C segment of FCM Travel Solutions India – Travel Tours – shows under maintenance as on October 7, 2022

Source: Companies' annual reports, CRISIL MI&A

Number of corporate clients for OTA players (fiscal 2023)

Players	Number of large corporate clients	Number of other corporate clients (small and medium enterprises, small businesses)	Total number of corporate clients
Yatra Online, Inc.	~813	~49,800	~50,613
MakeMyTrip Ltd	249[1]	45,000+[1]	~45,249+[1]
Cleartrip Pvt Ltd	NA	NA	NA
Easy Trip Planners Ltd	NA	NA	NA
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA

Note 1. Includes 249 active accounts for Q2T (Quest to Travel, targeting large corporates) and more than 45,000 active accounts on MyBiz programme (targeting SMEs) as per March 2023 investor presentation

NA: Not available

Sources: Companies' annual reports, investor presentations, earnings calls, CRISIL MI&A

Number of hotel/ accommodation tie-ups for OTA players (fiscal 2023)

Players	Number of domestic hotel / accommodation tie-ups	Number of international hotel/ accommodation tie-ups	Total number of hotel/ accommodation tie-ups
Yatra Online, Inc.	~105,600[3]	20,00,000+	21,05,600+
MakeMyTrip Ltd [2]	60,000	7,00,000+	7,60,000+
Cleartrip Pvt. Ltd[1]	NA	NA	4,00,000+
Easy Trip Planners Ltd [2]	NA	NA	10,00,000+
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA

Note 1. From company website accessed on July 10, 2023

2. Fiscal 2022 data as Fiscal 2023 data is not available

(10) For the period FY23 as per their latest investor presentation

NA: not available

Sources: Companies' annual reports, investor presentations, CRISIL MI&A

Operational performance for fiscal 2023

Players	Gross booking revenue[1] (Rs billion)	Gross bookings on-year growth for FY23 (%)	Gross bookings CAGR for FY21-23 (%)	Operating revenue[2] (Rs billion)	Take rate (operating revenue/ gross booking revenue)	Operating revenue on-year growth for FY22 (%)	Operating revenue CAGR for FY21-23 (%)
Yatra Online Ltd	67.4 #	96.5% #	106.4% #	3.8	5.7%	92.2%	73.8%
MakeMyTrip Ltd*	527.9	122.2%	108.5%	47.9	9.1%	111.2%	98.0%

Cleartrip Pvt. Ltd	NA	NA[3]	NA[3]	N.Ap[4]	N.Ap[4]	N.Ap[4]	N.Ap[4]
Easy Trip Planners Ltd	80.5	116.7%	94.5%	4.5	6.0%	90.7%	104.8%
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA	NA	NA	NA	NA

1. Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through OTAs, including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds

2. Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL standards

3. FY23 financials are not available in Ministry of Corporate Affairs (MCA) filings made by the company

4. Not applicable as the latest data available for Cleartrip Pvt Ltd is as of fiscal 2022

5. Gross transaction value refers to the total amount paid (including taxes, fees and service charges, gross of all discounts) by users for the OTA services and products booked in the relevant period. This excludes the transactions facilitated through initial meta-search business model

#: The gross booking revenue data is for Yatra Online, Inc.

**: Exchange rate for MakeMyTrip Ltd: Financials reported by the company are in USD, and have been converted into INR using average USD-INR exchange rate for fiscals 2023, 2022, 2021, 2020*

Year	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	70.9	74.2	74.5	80.4

Source: Companies' annual reports, US Federal Reserve, CRISIL MI&A

Profitability of considered OTA players

Players	EBITDA[1] in FY23 (Rs mn)	EBITDA margin[2] in FY23 (%)	EBITDA margin in FY22 (%)	Net profit margin[3] in FY23 (%)	Net profit margin in FY22 (%)
Yatra Online Ltd	538.7	13.6	4.0	2.0	(14.1)
Easy Trip Planners Ltd	1,912.5	41.2	59.1	28.9	42.9
Ixigo (Le Travenues Technology Ltd)	NA	NA	(-1.8)	NA	(5.5)
MakeMyTrip Ltd	4,983.5	10.2	2.9	(1.8)	(14.4)
Cleartrip Pvt Ltd	N.Ap[4]	NA	(345.7)	NA	(432.1)

Note: Financials have been reclassified as per CRISIL standards.

1. EBIDTA is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization

2. EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

3. Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

4. NA – Not available as the latest data available for Cleartrip and Ixigo is for 2022

5. Exchange rates used for MakeMyTrip financials are:

Year	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	70.9	74.2	74.5	80.4

Source: Companies' annual reports, US Federal Reserve, CRISIL MI&A

Key financial parameters (Half-yearly analysis)

Players	Operating income – H1FY23 (Rs million)	YoY growth	EBITDA – H1FY23 (Rs million)	YoY growth	Operating margin	Net profit – H1FY23 (Rs million)	YoY growth	Net profit margin
Yatra Online Ltd	1713.6	129.2%	170.0	N.M	9.9%	69.0	N.M	3.8%
MakeMyTrip Ltd	21,505.7	189.9%	1,520.9	N.M	7.1%	(1,317.5)	N.M	(6.0)%
Ixigo (Le Travenues Technology Ltd)	N.A	N.Ap	N.A	N.Ap	N.A	N.A	N.Ap	N.A
Easy Trip Planners Ltd	1960.8	122.9%	782.4	51.8%	39.9%	613.5	0.4%	30.1%

Note:

1. N.M: Not Meaning, YoY growth can't be calculated due negative profit during one or both years in consideration

2. N.A: Not Available, H1FY23 is not available for the company, N.Ap: Not Applicable as H1FY23 data is not available

3. The above-mentioned values are restated values as per CRISIL standards

4. The financials considered for all the above-mentioned players are on consolidated basis.

5. The following exchange rates have been used for conversion of MakeMyTrip financials

Year	H1FY22	H1FY23
Exchange rate (1 USD = INR)	73.9	78.5

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Source: US Federal Reserve, companies' annual reports, CRISIL MI&A

Platform user experience metrics for fiscal 2023

Players	Repeat transactions (%)[2]	Total traffic (mn visits)[4]	Direct traffic (%)[5]	Mobile traffic (%)[6]	Customer acquisition cost (Rs/customer)[1]
Yatra Online, Inc	75%[9]	184	90%[9]	84%[12]	NA[8]
MakeMyTrip Ltd	NA[8]	NA[8]	NA[8]	NA[8]	NA[8]
Cleartrip Pvt Ltd	NA[8]	NA[8]	NA[8]	NA[8]	NA[8]

Players	Repeat transactions (%)[2]	Total traffic (mn visits)[4]	Direct traffic (%)[5]	Mobile traffic (%)[6]	Customer acquisition cost (Rs/customer) [1]
Easy Trip Planners Ltd	90%[10]	NA[8]	64%[10]	NA[8]	NA[8]
Le Travenues Technology Ltd[11]	85.1%	NA[8]	90.0%[7]	NA[8]	122.3[11]

1: Customer Acquisition Cost is calculated based on the amount spent on advertising and sales promotion divided by the number of New Transacting Users in the relevant period.

2. Repeat transactions are defined as transactions by returning customers, i.e., customers that have made a booking transaction at least once in the past

4. Total traffic is defined as the total number of customers that visit the booking platform (websites and mobile applications) in a given period

5. Direct traffic refers to unpaid organic visits without any intermediary (such as TTA (traditional travel agents), other websites, and other apps) received on booking platforms (websites and mobile applications), out of total visits

6. Mobile traffic is defined as visits on booking platforms (mobile websites and mobile applications) through mobile phones, out of total visits

7: The company defines it as the number of Organic Monthly Active User (i.e., refers to Monthly Active Users who have visited our platforms within a given period from sources other than paid sources) as a percentage of Monthly Active Users for such period.

(11) Not available since data is not reported by the company

9: For FY23 as per latest investor presentation

10: For Q1 FY23

11. Data as of / for Q1 FY23 for Le Travenues Technology Limited

12. As per data shared by Yatra Online, Inc

Source: Companies' annual reports, investor presentations, CRISIL MI&A

Gross booking revenue per employee as on March 31, 2023

Players	Gross booking revenue *(Rs bn)	2023 employee count (no.)	Gross booking revenue per employee (Rs mn)
Yatra Online, Inc.	67.4	~1,100	61.3
MakeMyTrip Ltd	237.6	NA	NA
Cleartrip Pvt Ltd	NA[1]	NA[1]	NA[1]
Easy Trip Planners Ltd	80.5	1000	80.5
Le Travenues Technology Ltd	NA[1]	NA[1]	NA[1]

**Gross booking revenue is defined as total amount paid by customers for travel services and products booked through OTAs, including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds*

1. Not available as data is not reported by the company

2. Gross transaction value refers to total amount paid (including taxes, fees and service charges, gross of all discounts) by users for the OTA services and products booked in the relevant period. This excludes transactions facilitated through initial meta-search business model

3. Yatra has higher number of employees due to its larger corporate business mix which requires a higher number of employees to service.

4. @Employee count as on March 31st. 2022

5. Le Travenues Technology Ltd

Source: Companies' annual reports, CRISIL MI&A

Yearly flight booking volume for key competitors



54.0
45.0
36.0
27.0
18.0
9.0
-
Million
15.0
24.7
43.9
4.5
7.1
11.5
2.6
3.7
5.6
MakeMy Trip
Easy Trip Planners Ltd.
Yatra Online, Inc.
FY21
FY22
FY23

- **Note**: MakeMyTrip Ltd and Easy Trip Planners Ltd report in terms of segments while Yatra Online Inc reports in terms of trips. Segments include break journey and layover. For e.g., One booking trip may have

Note: Air segment's data for Easy Trip Planners Ltd data as reported by the company is net of cancellations
Source: Companies' annual reports, CRISIL MI&A.

Break-up of gross booking volume across segments (million)

Players	Air ticketing[1]	Hotels and holiday packages[2]	Others[3]
Fiscal 2023			
Yatra Online, Inc.	5.6	1.8	NA[4]
MakeMyTrip Ltd	43.9	26.1	73.0
Cleartrip Pvt Ltd	NA4	NA4	NA4
Easy Trip Planners Ltd*	11.5	0.3	0.6
Le Travenues Technology Ltd	NA[4]	NA[4]	NA[4]
Fiscal 2022			
Yatra Online, Inc.	3.7	1.0	NA[4]
MakeMyTrip Ltd	24.7	15.6	39.5
Cleartrip Pvt Ltd	NA[4]	NA[4]	NA[4]
Easy Trip Planners Ltd*	7.1	0.1	0.6
Le Travenues Technology Ltd	NA[4]	NA[4]	NA[4]
Fiscal 2021			
Yatra Online, Inc.	2.6	0.6	NA[4]
MakeMyTrip Ltd	15.0	8.5	26.7
Cleartrip Pvt Ltd	NA[4]	NA[4]	NA[4]

Players	Air ticketing[1]	Hotels and holiday packages[2]	Others[3]
Easy Trip Planners Ltd*	4.5	0.1	0.2
Le Travenues Technology Ltd	NA[4]	NA[4]	NA[4]
On-year growth between fiscals 2022 and 2023			
Yatra Online, Inc.	51.1%	70.5%	N.Ap[5]
MakeMyTrip Ltd	77.6%	67.4%	85.0%
Cleartrip Pvt Ltd	N.Ap[5]	N.Ap[5]	N.Ap[5]
Easy Trip Planners Ltd	62.2%	121.4%	10.4%
Le Travenues Technology Ltd	N.Ap[5]	N.Ap[5]	N.Ap[5]
CAGR between fiscals 2021 and 2023			
Yatra Online, Inc.	46.1%	78.4%	N.Ap[5]
MakeMyTrip Ltd	70.9%	74.8%	65.4%
Cleartrip Pvt Ltd	N.Ap[5]	N.Ap[5]	N.Ap[5]
Easy Trip Planners Ltd	59.5%	150.3%	68.4%
Le Travenues Technology Ltd	N.Ap[5]	N.Ap[5]	N.Ap[5]

Note: MakeMyTrip Ltd and Easy Trip Planners Ltd report segments instead of trips (reported by Yatra Online Inc). Segments include break journey and layover. For e.g., One booking trip may have two segments for return trip, four segments for layover return trip both ways, etc.

Therefore, segments and trips given above for the respective companies are not comparable.

(12) *Air ticketing for:*

Easy Trip Planners Ltd and Yatra Online, Inc.: defined as air passengers travelled during the fiscal year

MakeMyTrip Ltd: defined as flight between two cities, whether or not such flight is part of a larger or longer itinerary and is reported net of cancellations

(13) *Hotels and holiday packages for:*

Easy Trip Planners Ltd: defined as hotel booking transactions done by customers with the company during the fiscal year

Yatra Online, Inc: defined as hotel room nights booked on a standalone basis and as a part of a holiday package

MakeMyTrip Ltd: defined as "hotel-room nights," is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations

(14) *Others for:*

Easy Trip Planners Ltd: includes train ticketing, bus ticketing, cab booking and other offerings.

MakeMyTrip Ltd: includes bus ticketing, rail ticketing, car hiring services and other value-added ancillary services such as facilitating access to insurance and visa processing. Data represents only bus tickets booked during the fiscal year, as disclosed in the company's annual reports for respective years

Yatra Online, Inc: includes rail ticketing, bus ticketing, cab booking, and activities such as sightseeing, events and shows etc.

Ixigo does not report booking volumes individually. It reports passenger segments. Passenger Segments refers to the total number of point-to-point passenger tickets booked between two cities, airports, train stations or bus stations, as applicable, whether or not such a ticket is part of a larger or longer itinerary. For example, a booking made with two passengers for a return flight consists of four passenger segments

**. Air segments data for Easy Trip Planners Ltd data as reported by company is net of cancellations*

4. Not available since gross booking volumes are not reported

5. Not applicable since gross booking volumes were not reported, and CAGR calculation is not applicable

Source: Companies' annual reports and investor presentations, CRISIL MI&A

Break-up of gross booking revenue across segments (Rs million)

Players	Air ticketing	Hotels and holiday packages	Others[1]	Total gross booking revenue
Fiscal 2023				
Yatra Online, Inc.	56,408	8,178	2,811	67,397
MakeMyTrip Ltd.[3]	333,200	125,129	69,592	527,921
Cleartrip Pvt. Ltd.	NA[4]	NA[4]	NA[4]	NA[4]
Easy Trip Planners Ltd.	NA[4]	NA[4]	NA[4]	80,506
Le Travenues Technology Limited[2]	NA[4]	NA[4]	NA[4]	NA[4]
Fiscal 2022				
Yatra Online, Inc.	27,649	3,487	3,162	34,298
MakeMyTrip Ltd.[3]	144,644	59,952	32,988	237,584
Cleartrip Pvt. Ltd.	NA[4]	NA[4]	NA[4]	NA[4]
Easy Trip Planners Ltd.	NA[4]	NA[4]	NA[4]	37,156
Le Travenues Technology Limited[2]	NA[4]	NA[4]	NA[4]	~47,420[6]
Fiscal 2021				
Yatra Online, Inc.	13,002	1,706	1,110	15,817
MakeMyTrip Ltd.[3]	72,827	27,951	20,653	121,431
Cleartrip Pvt. Ltd.	NA[4]	NA[4]	NA[4]	NA[4]
Easy Trip Planners Ltd.	NA[4]	NA[4]	NA[4]	21,284
Le Travenues Technology Limited[2]	NA[4]	NA[4]	NA[4]	NA[4]
On-year growth between fiscals 2022 and 2023				
Yatra Online, Inc.	104.0%	134.5%	-11.1%	96.5%
MakeMyTrip Ltd.[3]	130.4%	108.7%	111.0%	122.2%
Cleartrip Pvt. Ltd.	N.Ap[5]	N.Ap[5]	N.Ap[5]	N.Ap[5]
Easy Trip Planners Ltd.	N.Ap[5]	N.Ap[5]	N.Ap[5]	116.7%
Le Travenues Technology Limited[2]	N.Ap[5]	N.Ap[5]	N.Ap[5]	N.Ap[5]
CAGR between fiscals 2021 and 2023				
Yatra Online, Inc.	108.3%	119.0%	59.2%	106.4%
MakeMyTrip Ltd.[3]	113.9%	111.6%	83.6%	108.5%
Cleartrip Pvt. Ltd.	N.Ap[5]	N.Ap[5]	N.Ap[5]	N.Ap[5]
Easy Trip Planners Ltd.	N.Ap[5]	N.Ap[5]	N.Ap[5]	94.5%
Le Travenues Technology Limited[2]	N.Ap[5]	N.Ap[5]	N.Ap[5]	N.Ap[5]

Note: 1. Others for:

Yatra Online, Inc.: Includes bus, rail bookings, cab, our recently launched freight business and other services.

MakeMyTrip Ltd.: include bus ticketing, rail ticketing, car hiring services and other value-added ancillary services such as facilitating access to insurance and visa processing. Data represents only bus tickets travelled during the fiscal year, as disclosed in company's annual reports for respective years.

(15) *The company has reported gross transaction value which refers to the total amount paid (including taxes, fees and service charges, gross of all discounts) by users for the OTA services and products booked in the relevant period. This excludes the transactions facilitated through initial meta-search business model. The GTV for FY22, FY21, and FY20 for Ixigo is Rs 56,152.49 million, Rs 21,532.97 million, and Rs 18,386.40 million respectively*

(16) *Exchange rates used for Makemytrip financials are as follows*

Year	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	70.9	74.2	74.5	80.4

4. NA: Not Available since the data is not reported by the company

5. Not applicable since gross booking volumes were not reported, and CAGR calculation is not applicable

Source: Company annual reports and investor presentations, CRISIL MI&A

(17) *The value is gross Transaction Value net of discounts and cancellations.*

.

Break-up of operating revenue across segments (Rs million)

Players	Air ticketing	Hotels and holiday packages	Other[1]	Total operating revenue
Fiscal 2023				
Yatra Online Ltd	1,780	1,446	576	3,802
MakeMyTrip Ltd	11,883	27,150	8,648	47,680
Cleartrip Pvt. Ltd	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd	4,080	379	30	4,488
Le Travenues Technology Ltd	NA[2]	NA[2]	NA[2]	NA[2]
Fiscal 2022				
Yatra Online Ltd	1,151	512	318	1,981
MakeMyTrip Ltd	6,609	11,717	4,317	22,644
Cleartrip Pvt. Ltd	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd	2,353	6	(5)	2,354
Le Travenues Technology Ltd	NA[2]	NA[2]	NA[2]	3,796
Fiscal 2021				
Yatra Online Ltd	893	157	205	1,255
MakeMyTrip Ltd	4,233	5,047	2,855	12,135
Cleartrip Pvt Ltd	NA[2]	NA[2]	NA[2]	NA[2]
Easy Trip Planners Ltd	1,286	4	95	1,385
Le Travenues Technology Ltd	NA[2]	NA[2]	NA[2]	1,356
On-year growth between fiscals 2022 and 2023				
Yatra Online Ltd	54.7%	182.3%	81.1%	91.9%
MakeMyTrip Ltd	79.8%	131.7%	100.3%	110.6%
Cleartrip Pvt. Ltd	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]
Easy Trip Planners Ltd	73.4%	6,566.5%	N.Ap.[3]	90.7%
Le Travenues Technology Ltd	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]	180.0%
CAGR between fiscals 2021 and 2023				
Yatra Online Ltd	41.2%	203.8%	67.7%	74.1%
MakeMyTrip Ltd	67.5%	131.9%	74.0%	98.2%
Cleartrip Pvt. Ltd	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]

Players	Air ticketing	Hotels and holiday packages	Other[1]	Total operating revenue
Easy Trip Planners Ltd	78.1%	908.9%	-43.7%	80.0%
Le Travenues Technology Ltd	NA	NA	NA	NA

Note:

(18) Other for:

Easy Trip Planners Pvt Ltd: includes train ticketing, bus ticketing, cab booking, other offerings and advertising revenue

MakeMyTrip Ltd: includes bus ticketing, rail ticketing, car hiring services and other value-added ancillary services such as facilitating access to insurance, visa processing and advertising revenue

Yatra Online Ltd: includes rail ticketing, bus ticketing, cab booking and activities like sightseeing, events, shows and advertising revenue

2. NA: Not available

3. N.Ap.: Not applicable

Source: Company annual reports, investor presentations, CRISIL MI&A

Market share of Yatra Online, Inc. in the Indian OTA market

Players	FY21	FY22	FY23
Indian OTA market by gross booking revenue* (Rs bn)	390-410	680-700	1,285-1,305
Yatra Online, Inc.– gross booking revenue (Rs bn)	15.8	34.3	67.4
Yatra Online, Inc. – market share in the Indian OTA market	~4.0%	~5.0%	~5.2%

*Note: *: Gross booking revenue is defined as total amount paid by customers for travel services and products booked through the OTAs, including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds*

Source: Company disclosure, CRISIL MI&A

App rating on Google Play Store

Apps for flight booking	Rating on Google Play Store	Number of reviews (thousands)
Yatra Online, Inc.	4.4	~309
MakeMyTrip	4.6	~1,700
Golbibo	4.4	~1,290
EaseMyTrip	4.3	~100
Ixigo Flights (Le Travenues Technology Ltd)	4.5	~135

Note: The rating and review data is as per Google Play Store accessed on August 12, 2023

Source: Google Play Store, CRISIL MI&A

Shareholding of key players

Easy Trip Planners Ltd		Yatra Online, Inc.		MakeMyTrip	
Key shareholder	Share	Key shareholder	Share	Key shareholder	Share
Promoters (Nishant Pitti, Rikant Pitti, Prashant Pitti)	74.90%	• Entities affiliated with MAK Capital One L.L.C. – 18.28% • Entities affiliated with Altai Capital Management, LLC – 7.79% • Entities affiliated with Nathan Leight – 5.86 • Entities affiliated with the 2020 Timothy J. Maguire Investment Trust – 7.23% • Entities affiliated with Catamount Strategic Advisors, LLC – 5.72%	44.88%	• Trip.com – 16.21% • FIL Ltd – 9.83% • Capital International Investors – 7.55%	33.59%
Non-Institutions	20.06%	All directors and officers as a group	4.39%	Deep Kalra	7.55%
Institutions	5.04%			Trip.com voting rights – 47.53%	

Note: The shareholding pattern is as per FY23 filings for Easy Trip Planners Ltd and MakeMyTrip Limited;
For Yatra Online, Inc. shareholding pattern is for FY22 as form 20-F for FY23 is not available yet.
Source: Company filings, CRISIL MI&A

Quarterly air passenger bookings (segments for MakeMyTrip and EaseMyTrip, and trips for Yatra Online, Inc.)



14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
(million)
9.6
10.5
11.3
12.5
2.2
2.8
3.2
3.2
1.3
1.3
1.3
1.7
Q1FY23
Q2FY23
Q3FY23
Q4FY23
MakeMyTrip
Yatra
EaseMyTrip

- **Note**: MakeMyTrip Ltd and Easy Trip Planners Ltd report in terms of segments while Yatra Online Inc reports in terms of trips. Segments include break journey and layover. For e.g., One booking trip may have two segments for return trip, four segments for layover return trip both

Notes:
Flight segments for MakeMyTrip defined as flight between two cities, whether or not such flight is part of a larger or longer itinerary, and is reported as net of cancellations
Data for EaseMyTrip is defined as air segments (net of cancellations)
Data for Yatra Online Inc. is reported by the company on a gross basis
Source: Company filings, CRISIL MI&A

Profiles of players (B2C)

Yatra Online, Inc.

Introduction

Yatra Online, Inc. was founded in December 2005 and commenced operations in India in August 2006, with the incorporation of its Indian subsidiary, Yatra Online Ltd (formerly Yatra Online Pvt Ltd).

Listing on Nasdaq through a reverse merger

Yatra Online, Inc. was listed on the Nasdaq in December 2016 through a reverse merger with Terrapin 3 Acquisition Corp (TRTL), a US-based special purpose acquisition company, which, in turn, was listed on the Nasdaq in July 2014. As a part of this process, the company raised approximately USD 92.5 million.

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
Yatra Online Ltd (Yatra India)	Subsidiary	98.59%*
Yatra TG Stays Pvt Ltd	Subsidiary	98.59%*
Yatra for Business Pvt Ltd	Subsidiary	98.59%*
Yatra Hotel Solutions Pvt Ltd	Subsidiary	98.59%*
Yatra Corporate Hotel Solutions Pvt Ltd	Subsidiary	98.59%*
TSI Yatra Pvt Ltd	Subsidiary	98.59%*
Middle East Travel Management Company Pvt Ltd	Subsidiary	100%
Travel.Co.In Pvt Ltd (formerly Travel.Co.In Ltd(TCIL))	Subsidiary	98.59%*
Yatra USA Corp	Subsidiary	100%**
Yatra USA, LLC	Subsidiary	100%
Asia Consolidated DMC Pte Ltd	Subsidiary	100%
Yatra Online Freight Services Pvt Ltd	Subsidiary	98.59%*
THCL Travel Holding Cyprus Ltd	Subsidiary	100%
Yatra Middle East L.L.C-FZ	Subsidiary	98.59%*#
Adventure and Nature Network Pvt. Ltd.	Joint Venture (JV)	Yatra India holds 50% of the issued share capital in JV.

** Rest of the shares held in Yatra India by minority stakeholders*
***Considering 18.63% Class F Shares owned by Terrapin 3's founder stockholders in Yatra USA Corp having no voting right. Terrapin 3's founder stockholders also own Class F Shares in Yatra Online, Inc. (the Company) having no economic rights and have an exchange right to acquire Ordinary Shares of the Company in exchange of the Class F Shares held in Yatra USA Corp.*
 # This reflects the %age shareholding in this entity after issuance of shares is completed.
Source: Yatra Online, Inc; as on 13th August 2023.

Key business segments

As per the company's website yatra.com, leisure and business travellers use mobile applications, website, www.yatra.com, and other offerings and services to explore, research, compare and book a wide range of travel services, including air tickets, bus tickets, and rail tickets, cab bookings and ancillary services within India. It also provides hotels, homestays and other accommodations.

Key acquisitions

In February 2019, the Company completed the acquisition of the corporate travel business of Travel.co.in Private Limited, or "TCIL" (Formerly known as PL Worldways Limited (PLW)), a Chennai-based corporate travel services provider, to strengthen its corporate travel business and its presence in South India.

In August 2017, Yatra acquired a majority stake in Yatra for Business Private Limited or "YFB" (Formerly known as Air Travel Bureau Private Limited/Air Travel Bureau Ltd.(ATB), and in July 2020, it acquired the remaining shares making it wholly owned subsidiary. Yatra for Business (YFB) is an independent corporate travel services provider and this acquisition helped Yatra to widen its customer base in the corporate travel business.

Other key company acquisitions

Name of the company	Key segments	Year of acquisition	Cost of acquisition (USD mn)
mGaadi (India)	Platform aggregator for three-wheeler ride-hailing services	2016	NA*
TravelGuru (India)	Hotel aggregator	2012	NA*
Buzzintown (India)	Event and entertainment guide portal	2012	NA*
MagicRooms (India)	Online hotel aggregator and global distribution system (GDS) provider	2011	NA*
Travel Services International (India)	B2B ticket consolidator	2010	NA*

*Note: * NA: Not available as the deal amount is undisclosed*
Source: Company annual reports, media reports, CRISIL MI&A Research

Key financials of Yatra Online Ltd

Parameters	FY21	FY22	FY23
Gross booking revenue (Rs mn)*	15,817	34,298	67,397
Operating income (Rs mn)	1,261.2	1,981.9	3,808.5
Income growth (%)	-81.5%	57.1%	92.2%
EBITDA margin (%)	-34.7	4.0	13.6
Net profit margin (%)	-83.0	-14.1	2.0
RoE (%)	-445.2	-198.5	18.1

RoCE (%)	-128.3	-48.2	26.0
Gearing ratio (times)	0.6	3.6	2.0
Interest coverage ratio (times)	-4.9	0.9	2.3

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. The financials are on consolidated basis and are reclassified as per CRISIL standards

**Gross booking revenue is based on Yatra Online Inc reported data*

1: N.Ap - Not applicable as tangible net worth for fiscal year considered turned negative as negative net reserves exceeded paid-up equity share capital

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Source: Company's annual reports, CRISIL MI&A Research

MakeMyTrip Ltd

Introduction

MakeMyTrip Ltd was incorporated in April 2000, primarily to cater to demand for US-India inbound air tickets from Non-Resident Indians (NRIs) in the US. MakeMyTrip Pvt Ltd, the Indian subsidiary, was set up in 2005 and commenced operations in India in September 2005.

Listing on Nasdaq

MakeMyTrip Ltd was listed on the Nasdaq in August 2010. The company issued 5 million ordinary shares at USD 14 per share, raising USD 70 million at a valuation of USD 478 million.

Acquisition by Trip.com

In January 2016, Trip.com (formerly Ctrip.com International, Ltd), a China-based online travel agency, invested USD 180 million in MakeMyTrip Ltd through convertible bonds that would allow it to own up to 26.6% in MakeMyTrip Ltd. In May 2017, the company raised a further investment of USD 330 million from existing investors, Ctrip and MIH Internet SEA Pte, a subsidiary of Naspers Ltd., via issue of 916,000 ordinary shares and 3.66 million Class B convertible ordinary shares, respectively, at USD 36 per share.

In April 2019, Trip.com entered into a share-swap deal with Naspers, which resulted in Trip.com's share in MakeMyTrip Ltd. increasing to ~49%, with Naspers acquiring 5.6% stake in Ctrip. The deal, which gave Trip.com 4.0% voting rights in MakeMyTrip Ltd, was approved by the Competition Commission of India in August 2019.

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
MakeMyTrip (India) Pvt Ltd	Subsidiary	100%
Ibibo Group Holdings (Singapore) Pte. Ltd.	Subsidiary	100%
redBus India Pvt Ltd (formerly Ibibo Group Pvt Ltd.)	Subsidiary	100%
Quest 2 Travel . com India Pvt Ltd.	Subsidiary	83.66%

Source: Company annual report for fiscal 2023, CRISIL MI&A Research

Key business segments

MakeMyTrip offers domestic and international airline tickets and hotel bookings, domestic and international holiday packages, rail ticketing through a tie-up with IRCTC, domestic bus tickets, car rental booking, B2B services, and other travel-related services and products, such as facilitation of access to travel insurance and visa services.

Key acquisitions

In January 2017, the company acquired 100% equity in Ibibo Group for $720 million in stock. The Ibibo Group was co-owned by South African firm, Naspers Ltd, and China's Tencent. As a result, MakeMyTrip acquired ownership of Goibibo, redBus and Ryde, which were part of Ibibo Group. The transaction helped MakeMyTrip strengthen its presence in key markets, expand its product portfolio, and gain presence in the budget hotel segment

In July 2018, MakeMyTrip Ltd invested an undisclosed amount in Bengaluru-based Bitla Software Pvt Ltd, a provider of bus travel management software and technology solutions to travel and logistics operators, in a bid to strengthen its offerings in bus travel through redBus

In April 2019, the company announced the acquisition of a majority stake in Mumbai-based Quest2Travel.com India Pvt Ltd, an internet-based corporate travel management company, with the objective of leveraging Quest2Travel's existing clientele to expand its corporate travel business (MakeMyTrip had launched its SME-focused platform MyBiz in September 2017 to provide travel solutions for corporate customers)

On August 9, 2021, the company disposed off its entire equity investment in Le Travenues Technology Pvt Ltd for an aggregate consideration of $38.5 million

In October 2021, Inspirock, Inc. (equity accounted investee of the Company), with the requisite consent of its shareholders (including the Company), was acquired by Klarna Holding Plc. As a result of this transaction, the Company had received a total net consideration of $3.9 million, partly in form of cash of $0.5 million and $3.4 million in form of equity shares of Klarna Holding Plc (the company acquiring Inspirock).

In December 2021, the company acquired an additional equity interest in Quest 2 Travel

In April 2022, a majority interest was acquired in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards and cross border remittances, as well as other ancillary products, to Indians travelling abroad

In September 2022, a majority interest was acquired in Simplotel, which is engaged in the development of websites and booking technology engines for hotels.

Other key acquisitions of the company

Name of the company	Key segments	Year of acquisition	Cost of acquisition (USD mn)
Bona Vita Technologies Pvt Ltd (India)	Domestic and International inbound/outbound holidays, vacation activities, weekend getaways and adventure activities	2015	5
Inspirock (USA)	Online travel planner	2015	NA*
HolidayIQ Pte Ltd (India)	Travel information portal and recommendation search engine	2015	15
MyGola (India)	Online travel planner	2015	NA*

EasyToBook (Amsterdam)	Online hotel operator	2014	5
Simplotel Technologies Pvt Ltd (India)	Development of websites and booking engines for hotels.	2014	NA*
Hotel Travel Group (Thailand)	Online hotel reservations	2012	25
ITC Group (Thailand)	Hotel aggregator and tour operator	2012	3.2

*Note: * NA: Not available as the deal amount is undisclosed.*

Source: Company annual reports, media reports, CRISIL MI&A Research

Key financials

Parameters	FY21	FY22	FY23
Gross booking revenues (Rs mn)	121,431	237,585	527,921
Operating income (Rs mn)	12,221	22,679	47,905
Income growth (%)	-67.8%	84.9%	95.70%
EBITDA margin (%)	-12.7	2.9	10.2
Net profit margin (%)	-31.4	-14.4	-1.8
RoE (%)	-36.1	-23.9	-4.9
RoCE (%)	-22.1	-5.2	7.7
Gearing ratio (times)	1.1	1.0	1.0
Interest coverage ratio (times)	-4.7	0.3	1.3

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business.

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Financials have been reclassified as per CRISIL standards. Financials reported by the company are in USD, and have been converted into Rs using average USD-INR exchange rate as follows:

Year	FY19	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	69.9	70.9	74.2	74.5	80.4

Source: Company's annual reports, CRISIL MI&A Research

Le Travenues Technology Ltd (Ixigo)

Introduction

Launched in 2007, Ixigo is a technology company focused on booking and managing trips of Indian travellers across rail and air, as well as booking for buses and hotels. It supports customers by leveraging artificial intelligence, machine learning, and data science-led innovations on its platforms, comprising its websites and mobile applications

Key business segments

As per the company's website accessed on July 11, 2023, it provides online travel-related services such as booking of domestic and international flights, domestic and international hotels, holiday packages, bus tickets, and cabs, along with rail ticketing through a tie-up with IRCTC.

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
Travenues Innovations Pvt Ltd	Subsidiary	100%
Confirm Ticket Online Solutions Pvt Ltd	Subsidiary	83.68%
Ixigo Europe, S.L.	Subsidiary	100%

Source: Company disclosure as of June 30, 2022, CRISIL MI&A Research

Key acquisitions

In August 2021, the company acquired Hyderabad-based AbhiBus through a mix of cash and stock to help it consolidate its presence in tier II/III/IV markets

In February 2021, the company acquired Bengaluru-based train booking app, Confirmtkt. The stock plus cash deal gave Ixigo 100% ownership of Confirmtkt. As part of the deal, the founders of Ixigo joined the Confirmtkt board. Existing investors of Confirmtkt, including venture catalysts, have exited the company. The acquired company has been operated independently following this acquisition

Key financials

Parameters	FY21	FY22	FY23
Gross booking revenue (Rs mn)[4]	NA[2]	NA[5]	NA[6]
Operating income (Rs mn)	1368	3806	NA[6]
Income growth (%)	22.4%	178.3%	NA[6]
EBITDA margin (%)	4.4	-1.8	NA[6]
Net profit margin (%)	5.4	-5.5	NA[6]
RoE (%)	N.Ap[4]	N.Ap[4]	NA[6]
RoCE (%)	N.Ap[3]	-271.4	NA[6]
Gearing ratio (times)	N.Ap[1]	0.0	NA[6]
Interest coverage ratio (times)	4.0	-2.5	NA[6]

Notes:

Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. The financials are on consolidated basis and are reclassified as per CRISIL standards.

1: N.Ap – Not applicable as tangible net worth turned negative as negative net reserves exceeded paid-up equity share capital

2: NA – Not available as the company does not report gross booking revenues

4: N.Ap – Not applicable as average tangible net worth of fiscal year considered and the previous fiscal turned negative as negative net reserves exceeded paid-up equity share capital

(19) For fiscal 2022, Ixigo reported gross transaction value net of discounts and cancellations of Rs 47.42 billion

6: NA as the latest financials available for the company are for fiscal 2022

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Source: Company's annual reports, CRISIL MI&A Research

Easy Trip Planners Ltd

Introduction

The company, headquartered in New Delhi, was founded in 2008 by Nishant Pitti and Rikant Pitti, as a travel agency to facilitate travel bookings for other small travel agents operating in India.

Key business segments

As per the company's website accessed on July 11, 2023, it provides online travel-related services, such as booking of domestic and international flights, domestic and international hotels, holiday packages, bus tickets, and cabs, along with rail ticketing through a tie-up with IRCTC.

The company commenced operations in 2008, with flight bookings in the business-to-business-to-consumer (B2B2C) segment, and, subsequently, the B2C segment in 2011. In 2013, it launched its hotels and packages business as well as entered the business-to-enterprise (B2E) segment to service the corporate travel market. It launched its EaseMyTrip Android application in 2015 to expand its presence in the B2C segment. Currently, the company operates in the B2B2C, B2E, and B2C segments through a network of agents, franchise outlets, corporate clients, distributors, and white label solutions.

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
EaseMyTrip Middleeast DMCC	Subsidiary	100%
EaseMyTrip SG Pte Ltd	Subsidiary	100%
EaseMyTrip UK Ltd	Subsidiary	100%
YoloBus Private Limited	Subsidiary	100%
Spree Hotels and Real Estate Pvt Ltd	Subsidiary	100%
EaseMyTrip Foundation	Subsidiary	100%
EaseMyTrip USA Inc.	Subsidiary	NA*
EaseMyTrip Thai Co. Ltd.	Subsidiary	NA*
EaseMyTrip Philippines Inc.	Subsidiary	NA*
EaseMyTrip NZ Limited[1]	Subsidiary	100%
Nutana Aviation Capital IFSC Private Limited[2]	Subsidiary	75%

Note: 1: As of June 2022

2: As of January 19, 2023

**: NA: Not Available and these sudsidiaries are yet to commence operations as of March 2022*

Source: Company Q4 and year end results FY23, CRISIL MI&A Research

Key financials

Parameters	FY21	FY22	FY23
Gross booking revenues (Rs mn)	21,284	37,156	80,506
Operating income (Rs mn)	1,070	2,354	4,488
Income growth (%)	-24.3%	120.0%	90.7%
EBITDA margin (%)	74.2	59.1	41.2

Parameters	FY21	FY22	FY23
Net profit margin (%)	51.7	42.9	28.9
RoE (%)	47	56.3	47.2
RoCE (%)	62.6	66.3	54.4
Gearing ratio (times)	0.1	0.2	0.2
Interest coverage ratio (times)	24.8	75.1	56.2

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL standards.

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Source: Company's annual reports, CRISIL MI&A Research

Cleartrip Pvt Ltd

Introduction

Cleartrip Pvt Ltd, headquartered in Mumbai, was incorporated as a private limited company in 2005 by Stuart Crighton and Hrush Bhatt. In 2006, it became a wholly-owned subsidiary of Cleartrip Inc (Mauritius), which is a wholly-owned subsidiary of Cleartrip Inc (Cayman Islands), which, in turn, is a subsidiary of SAP (ultimate holding company). In September 2017, Cleartrip Packages & Tours Pvt Ltd was set up as a wholly-owned subsidiary of Cleartrip Pvt Ltd.

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
Cleartrip Packages & Tours Pvt Ltd	Subsidiary	99.99%

Source: Company annual report – fiscal 2022, CRISIL MI&A Research

Key business segments

As per the company's website accessed on October 12, 2022, it provides online travel-related services, such as domestic and international flight bookings and hotel bookings.

Acquisition by Flipkart

In April 2021, the company was wholly acquired by Flipkart, post which it has been operating independently.

Key acquisitions

In June 2018, the company acquired Saudi Arabian travel start-up, Flyin, which offers flight and bus ticketing as well as holiday packages through its website and app, for an undisclosed amount. This was the company's first cross-border acquisition, with an objective to step up operations in West Asia's travel market.

Key financials

Parameters	FY21	FY22	FY23
Gross booking revenue (Rs mn)	NA[2]	NA[2]	NA[2]
Operating income (Rs mn)	813	548	N.A[1]
Income growth (%)	-69.3%	-32.6%	N.A[1]
EBITDA margin (%)	-4.2	-345.7	N.A[1]
Net profit margin (%)	-23.9	-432.1	N.A[1]
RoE (%)	N.Ap[4]	N.Ap[4]	N.A[1]
RoCE (%)	N.Ap[5]	N.Ap[5]	N.A[1]
Gearing ratio (times)	0.0	N.Ap[5]	N.A[1]
Interest coverage ratio (times)	-6.6	-4.1	N.A[1]

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. The financials are on consolidated basis and are reclassified as per CRISIL standards

1: NA – Not available as the latest financials available for the company are as of fiscal 2022

2: NA – Not available as the company does not report gross booking revenue

3: Gearing of the company is zero for the respective years as total debt is zero

4: N.Ap – Not applicable as average tangible net worth of fiscal year considered and the previous fiscal turned negative as negative net reserves exceeded paid-up equity share capital

5: N.Ap - Not applicable as average of addition of tangible net worth and debt of the company for fiscals 2020, 2021 and 2022 turned negative as negative net reserves exceeded paid-up equity share capital

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Source: Company filings, CRISIL MI&A Research

Competitive assessment of corporate travel players in India

Competitive assessment – Business to Business (B2B)

CRISIL MI&A has compiled profiles of key players in the corporate travel industry on the basis of gross booking revenue and operating revenue, as detailed below. Information in this section is sourced from publicly available sources, including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites, as relevant.

Kindly note that the below mentioned list of players is indicative in nature and not exhaustive.

Consider the below abbreviations for the companies considered

Yatra Online Ltd: Yatra

GBT India Pvt Ltd: GBT India

CWT India Pvt Ltd: CWT India

FCM Travel Solutions India Pvt Ltd: FCM Travel Solutions India

Thomas Cook India Ltd: Thomas Cook India

Overview of players considered

Players	Year of commencement of business	Company headquarters	Key segments related to corporate travel (indicative list)	B2C travel	Employee count
Yatra Online, Inc.	2006	Gurugram, Haryana	Corporate travel management services, Meetings, Incentives, Conferences and Exhibitions (MICE), FOREX, visas, hotels etc.	✓	~1,100[3]
GBT India	2014	Delhi, India	Corporate travel management services, meetings and events, global business consulting		1,305[4]
CWT India	1998	Mumbai, Maharashtra	Corporate travel management solutions, meetings and events, travel consulting, hotel distribution services		690[4]
FCM Travel Solutions India [2]	1997	Mumbai, Maharashtra	Corporate travel management services, account management, meetings and events, consulting services	✓	997[4]
Thomas Cook India	1978	Mumbai, Maharashtra	Corporate travel services, meetings, incentives, conventions and exhibitions (MICE)	✓	7,210[4]

Note:

1. Employee count is as of FY21

2. Information for FCM Travel Solutions India is as of November 2021. Website for the B2C segment of FCM Travel Solutions India – Travel Tours – was under maintenance as on October 7, 2022

3: FY23 employee count

4: FY22 employee count

Source: Companies' annual reports, CRISIL MI&A

Brief profiles of key players

CWT India: CWT is a Business-to-Business-for-Employees (B2B4E) travel management platform. Through its technology, it provides businesses an efficient, safe and secure travel experience. The services of the company include travel management services, meetings and events, travel consulting services, and hotel distribution services.

FCM Travel Solutions India: FCM Travel Solutions provides business travel management services through its platform. The company is engaged in the business of providing services and developing customised solutions related to travel, tours and tourism for all types of travellers through Internet, call-centres, retail lounges and physical implants for corporate clients. FCM's solutions include travel management, account management, meetings and events, consulting services, visa and immigration services, foreign exchange services and VIP and executive travel services.

GBT India: The company is a subsidiary of GBT Euro Travel Holdings B.V. (formerly known as American Express Euro Travel Holdings B.V.), Netherlands. GBT's solutions include travel management services, organising meetings and events, and business travel consulting.

Thomas Cook India: Thomas Cook (India) Ltd is one of the largest integrated travel and travel-related financial services companies in the country. The brand offers a broad spectrum of services, including leisure and corporate travel, foreign exchange, insurance and MICE operations.

Operational performance for FY22

Players[6]	Gross booking revenue[1] (Rs billion)	Gross bookings on-year growth for FY22 (%)	Gross booking revenue CAGR for FY20-22 (%)	Net revenue (Rs billion)	Net revenue on-year growth for FY22 (%)	Net revenue CAGR for FY20-22 (%)
Yatra Online, Inc.	NA[4]	NA	NA	NA	NA	NA
GBT India Pvt Ltd	NA	NA	NA	2.0	9.7%	(9.3)%
CWT India Pvt Ltd	NA	NA	NA	0.5	11.1%	(54.7)%
FCM Travel Solutions India Pvt Ltd	8.0[3]	359.4%	(43.0)%	0.7	64.1%	(42.0)%
Thomas Cook India Ltd	NA	NA	NA	NA	NA	NA

Note: 1: Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

2: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

NA: Not available in the annual report filings or corporate segment values not reported by the companies

3: In terms of gross booking revenues, FCM Travel Solutions India Pvt Ltd had gross booking revenues of Rs 32.3 billion in fiscal 2022. Out of this, gross revenue of Rs 24.3 billion came from foreign exchange services which have been adjusted for comparison

4: Yatra had gross booking revenue of ~42.7 Rs Billion in FY20. (The company stated the corporate travel at 50% of their gross revenues pre-covid in their Q1 FY22 earnings call).

Source: Companies' annual reports, CRISIL MI&A

Profitability for FY23 and FY22

Players	Type	EBIDTA[1] in FY23 (Rs million)	EBIDTA[1] in FY22 (Rs million)	EBIDTA margin[2] in FY23 (%)	EBIDTA margin[2] in FY22 (%)	Net profit margin[3] in FY23 (%)	Net profit margin[3] in FY22 (%)
Yatra Online Ltd.[4]	Consolidated	538.7	87.6	13.6%	4.0%	2.0%	(14.1)%
CWT India	Standalone	NA	(449.9)	NA	(88.2)%	NA	(90.9)%
FCM Travel Solutions India	Standalone	NA	(419.6)	NA	(28.2)%	NA	(64.2)%
GBT India	Standalone	NA	224.4	NA	11.1%	NA	4.4%
Thomas Cook India[4]	Consolidated	2,400.1	(1,330.0)	4.7%	(6.8)%	0.2%	(13.0)%

Note: Financials are reclassified as per CRISIL standards

1: EBIDTA is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization

2: EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

3: Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

4. Figures for Thomas Cook India and Yatra Online Ltd. are for the whole company, and not just the B2B segment. Other companies have presence mainly in the corporate segment or only in the corporate segment.

5. NA: Not available, as FY22 financials are the latest available financials for the company

Source: Companies' annual reports, CRISIL MI&A

Break-up of gross booking revenue across segments (Rs million)

For fiscal 2022, break-up of gross booking revenue across segments is not available for the players discussed above in the B2B segment except for FCM Travel Solutions India Pvt Ltd. In fiscal 2022, the company had a total of Rs 32.2 billion in gross booking revenue. Of this, Rs 5.9 billion came from air ticketing, and Rs 1.6 billion from hotel bookings and tour packages. A majority of gross booking revenue came from selling foreign exchange with a gross revenue of Rs 24.3 billion. Others accounted for Rs 0.5 billion.

Revenue share break-up by geographical location of customers for FY22

Players	Domestic (%)	International (%)
Yatra Online, Inc.	N.A[2]	N.A[2]
CWT India	56%	44%
FCM Travel Solutions India	N.A[2]	N.A[2]
GBT India	11%	89%
Thomas Cook India	37%	63%

Note: 2: N.A: Not available since revenue segmentation by geographical location of customer is not reported

Source: Company annual reports, CRISIL MI&A

Overview of tourism industry

Trend in global travel and tourism industry

Tourism industry accounted for 10.4% of global GDP in 2019, dropping to 5.5% in 2020

The industry accounted for 7.6% of global GDP in 2022 and estimated to be ~9.2% in 2023

Nations across the world announced lockdowns to contain the spread of the Covid-19 pandemic, the measures implemented worldwide shattered the travel and tourism sector. While the overall world economy fell 3.3%, travel and tourism GDP declined by a significant 50.4% to USD 4,855 billion in 2020. As of 2019, domestic travel continued to generate the majority of global travel and tourism expenditure (accounting for 71.7% of the total global spending), with the remaining 28.3% from international visitors.

While the overall world economy changed by 3.1%, travel and tourism GDP increased marginally by 4.7% to USD 7.7 trillion in 2022 and forecasted to further improve by 23.3% approximating nearly 9.2% of global GDP in 2023 (USD 9.5 trillion). As of 2022, domestic travel continued to generate most of the global travel and tourism expenditure (accounting for 78% of the total global spending in 2022, up from 72% in 2019), with the remaining 22% from international visitors (up from 28% in 2019). The domestic visitor spending increased by 20.4% in 2022, while the international spending significantly recovered with increase of 81.9% in 2022, resulting in increased share of overall spending.

The continued rise in the number of middle-class households, sustained low unemployment rates, and visa relaxations in several countries globally enabled the sector's growth, surpassing the global economic growth for year 2022. The share of travel and tourism in global GDP increased from 5.5% in 2020 to 7.6% in 2022 due to global economic recovery. Travel and tourism share of GDP for Caribbean, Europe, the Middle East, Latin and North America and Africa regions have grown by 30%-47% in 2022, while GDP share for Asia Pacific has grown significantly by 80%-115%.

Trend in global tourism spending



8.0
6.0
4.0
2.0
0.0
4.5
4.7
4.9
5.1
5.4
5.6
6.0
2.8
3.6
4.6
1.2
1.3
1.4
1.4
1.5
1.5
1.7
0.5
0.5
1.0
3.3
3.4
3.6
3.7
3.9
4.1
4.3
2.3
3.0
3.6
CY13
CY14
CY15
CY16
CY17
CY18
CY19
CY20
CY21
CY22
Domestic Tourism spending (in USD trillion)
Outbound Tourism spending (in USD trillion)

Note: Total tourism spending (sum of domestic and outbound) in $ trillion has been shown at the top of each bar. The values have been rounded off to the nearest decimal.
E: Estimated
Source: WTTC, CRISIL MI&A

India ranked sixth globally in total tourism spending in 2021, up from ninth in 2019

- India ranked sixth worldwide in total tourism spend in 2021. As a percentage of GDP, tourism spending was 6.9% in 2019 and it was 5.8% in 2021. Travel and tourism GDP fell 41.7% on-year in 2020, owing to the pandemic. It rose 43.6% in 2021.

Key countries in total tourism spending ($ billion at constant prices) and contribution to GDP in 2021 (%)



2000
1800
1600
1400
1200
1000
800
600
400
200
0
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
8.6%
5.5%
11.6%
4.6%
7.1%
4.2%
9.8%
6.4%
13.1%
9.1%
8.5%
6.5%
6.9%
5.8%
10.1%
5.7%
15.0%
13.1%
10.7%
4.7%
US
China
Japan
Germany
Italy
France
India
UK
Mexico
Australia
Total contribution to GDP ($ billion), 2019
Total contribution to GDP ($ billion), 2021
Total contribution to GDP (%), 2019
Total contribution to GDP (%), 2021

Source: WTTC, CRISIL MI&A

India's tourism spends driven by domestic and leisure spending

- Domestic tourism accounts for a dominant share in India's overall tourism spend. In 2021, the share of domestic tourism in overall tourism spend was 94%. Further, increasing number of Indians travelling abroad for leisure and business purposes, higher ranking of Indian passport, and rising awareness about foreign tourist destinations, increased the share of outbound tourism to 18% of India's total tourism spend, as of 2019. However, outbound spending declined considerably to USD 8.8 billion (6% share) in 2021 amid Covid-19-related travel restrictions.

- In 2019, leisure spending continued to dominate with a 94% share versus 6% for business spending. However, business spending declined in 2020 because of office closures and work-from-home environment. In 2021, the share of business spending rose to 2019 levels with leisure spending at 96% and business spending at 4%.

Trend in India's tourism spending (business versus leisure and domestic versus outbound)


4%
6%
2019
2021
94%
96%
Business spending
Leisure spending


6%
18%
2019
2021
82%
94%
Domestic spending
International spending

Source: WTTC, CRISIL MI&A

Overview of domestic travellers in India

Domestic travelling to grow over the next five years

Domestic tourist visits (DTV) to all states/union territories (UT) in India rose to ~1,731 million in 2022 from ~220 million in 2012, registering a 5.2% CAGR. According to the Ministry of Tourism (MoT) statistics, DTV in India declined 74% on-year to touch ~610 million in 2020. Tamil Nadu, Uttar Pradesh, Telangana, Karnataka and Andhra Pradesh accounted for ~68% of total DTV in 2020. DTV recovered

to ~678 million in 2021, an increase of 11.0% over 2020. Tamil Nadu and Uttar Pradesh contributed to the highest DTV in 2021. DTV saw a very healthy increase of 155% in 2022 and reached 1,731 million.

Till 2019, DTV has seen strong growth, largely led by rising disposable income, increased air connectivity and rail travel, affordability of air travel thanks to low-cost carriers, state-level policy initiatives for tourism, and increasing room inventory across budget, mid-segment and premium hotels in the country. Other softer factors such as increase in business travel, concept of weekend getaways and shorter stays gaining popularity, ease in bookings on growing proliferation of online agents and aggregators, and rising inclination of young travellers to explore untapped tourist destinations also played a key role in strong DTV growth. Consequently, CRISIL MI&A expects DTV to grow at a CAGR of 9-11% between CY22 to CY28 and touch 3,100-3,150 million by 2028.

DTV to all states/Uts in India (million)



CAGR: 5.2% (CY12 to CY22)
CAGR: 9-11% (CY22 to CY28)
3,500
3,000
2,500
2,000
1,500
1,000
500
-
200%
150%
100%
50%
0%
-50%
-100%
1,045
1,143
1,283
1,432
1,615
1,658
1,854
2,322
610
678
1,731
3,125
9.3%
12.3%
11.6%
12.8%
2.6%
11.8%
25.3%
-74%
11.0%
155.5%
CY12
CY13
CY14
CY15
CY16
CY17
CY18
CY19
CY20
CY21
CY22
CY28P
Domestic Tourist Visits (million)
y-o-y growth (%)

Note: E: Estimated P: Projected

Source: Ministry of Tourism, CRISIL MI&A

Overview of foreign travellers in India

Foreign tourist arrivals to exhibit growth in next five years

Foreign tourist arrivals (FTA) in India declined to 6.2 million in 2022 from 6.6 million in 2012, a -0.6% CAGR. FTA registered mild growth rates of 5.2% and 3.5% in 2018 and 2019, respectively, before falling ~75% to 2.7 million in 2020 n account of the covid pandemic. FTA fell further to 1.5 million in 2021 before recovering to 6.2 million in 2022 as per provisional estimates provided by the Ministry of Tourism.

Visits by foreign nationals in India are mainly driven by leisure travel because of India's rich cultural heritage and geographical diversity. The leisure, travel and recreation category accounted for ~58% of FTA in India in 2020, with countries such as the US, the UK, Bangladesh and Canada accounting for nearly half of the share. The business and professional category comprised ~12% share of FTA in India in 2020, down from 15% in 2019.

Medical tourism is another key driver of visits by foreign nationals in India, especially from developing nations. The share of medical tourism in FTA in India increased to ~6.7% in 2020 from 6.4% in 2019

and 2.20% in 2011. The South Asia region (consisting of Afghanistan, Bangladesh, Bhutan, Iran, Maldives, Nepal, Pakistan and Sri Lanka) accounted for over half of all medical FTA in India. The presence of relatively advanced medical facilities and specialised doctors at competitive rates versus developed countries have prompted medical tourism growth in recent years.

As a result, FTA is expected to record 13-15% CAGR over 2022-2028 and touch an estimated 13-14 million by 2028, driven by India's cultural attractions for foreign nationals and a lower base of 2021.

FTA in India (million)



CAGR: -0.6% (CY12 to CY22)
CAGR: 13-15% (CY22 to CY28)
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
6.6
7.0
7.7
8.0
8.8
10.0
10.6
10.9
2.7
1.5
6.2
13.7
5.9%
10.2%
4.6%
9.6%
14.1%
5.2%
3.5%
-74.9%
-44.5%
307.2%
CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19 CY20 CY21 CY22 CY28P
Foreign Tourist Visits (million)
y-o-y growth (%)

Note: P: Projected
Source: Ministry of Tourism, CRISIL MI&A

Major countries contributing to Indian tourism

US ranked as the top source country for FTA in 2022 followed by Bangladesh

- In 2022, US led the FTA in India witnessing significant recovery post decline in 2020 and 2021. Between 2016-2020,Bangladesh ranked as the top country, contributing to FTA in India. Industry sources indicate that this recent surge in tourism from Bangladesh has primarily been driven by medical tourism. Triple entry is permitted for e-medical visa and for e-medical attendant visa and extension may be granted up to six months on a case-to-case basis.

- As of August 2023, e-visa facility had been extended to the nationals of 167 countries under five sub-categories - 'e-tourist visa', 'e-business visa', 'e-medical visa', 'e-medical attendant visa' and 'e-conference visa'. All these have also been instrumental in boosting FTA in India. The number of FTA from top-10 source countries had recorded a 9.6% CAGR over 2014-2019 versus 7.3% CAGR in total FTA in India over the same period. The number of FTA from top-10 source countries recorded -2.66% CAGR between 2014 to 2022 on account of impact of covid pandemic in the years 2020, 2021.

Top-10 source countries of FTA in India in 2022

Countries	2014	2015	2016	2017	2018	2019	2020	2021	2022	CAGR (2014-22)*
US	11,18,983	12,13,624	12,96,939	13,76,919	14,55,435	15,12,032	3,94,092	4,29,860	13,73,817	2.60%
Bangladesh	9,42,562	11,33,879	13,80,409	21,56,557	22,36,383	25,77,727	5,49,273	2,40,554	12,55,960	3.65%
UK	8,38,860	8,67,601	9,41,883	9,86,296	10,28,757	10,00,292	2,91,874	1,64,143	6,17,768	-3.75%
Australia	2,39,762	2,63,101	2,93,625	3,24,243	3,18,527	3,67,241	86,758	33,864	3,69,023	5.54%
Canada	2,68,485	2,81,306	3,17,239	3,35,439	3,45,986	3,51,859	1,22,868	80,437	2,77,291	0.40%
Sri Lanka	3,01,601	2,99,513	2,97,418	3,03,590	3,53,684	3,30,861	68,646	25,989	1,77,652	-6.40%
Nepal	1,26,416	1,54,720	1,61,097	1,64,018	1,74,096	1,64,040	40,822	52,544	1,35,347	0.86%
Germany	2,39,106	2,48,314	2,65,928	2,69,380	2,73,581	2,64,973	72,558	33,772	1,24,496	-7.83%
Singapore	1,50,731	1,52,238	1,63,688	1,75,852	1,83,581	1,90,089	33,747	13,407	1,17,195	-3.10%
Malaysia	2,62,026	2,72,941	3,01,961	3,22,126	3,19,172	3,34,579	69,897	6,628	1,16,523	-9.63%
Others	35,07,099	34,74,712	37,30,815	39,57,777	42,22,972	42,48,009	10,33,712	3,93,051	16,26,327	-9.16%
Share of top 10 countries	54.30%	56.70%	57.60%	60.60%	60.00%	61.10%	62.30%	74.30%	73.73%	
Grand total	76,79,099	80,27,133	88,04,411	100,35,803	105,45,449	109,30,355	27,44,766	1527114	61,91,399	-2.66%

Source: Ministry of Tourism, CRISIL MI&A

- As per the estimates prepared by the Ministry of Tourism, Foreign Exchange Earnings (FEE) from tourism in India in 2022 in rupee terms were INR 1,345.43 billion as compared to 650.7 billion in 2021, registering a growth of ~107% in 2022 over 2021.

Trend in Indian nationals' departures from India

Indian nationals' departures from India grew 3.5.% annually over the 2012-2022

- The number of Indian nationals' departures (IND) from India rose to 26.9 million in 2019 from 4.6 million in 2001. The strong growth in IND over the years has been driven by rising disposable incomes, rapidly growing middle class, and improving connectivity to various foreign countries. Better internet access has enhanced exposure to global tourist destinations, resulting in higher aspirations of foreign travel, especially among young travellers. Increasing preference for destination weddings in foreign locations and international travel for honeymoons is another key driver of IND, especially in recent years. However, IND from India declined 73% to 7.3 million in 2020 amid the pandemic and improved to 8.6 million in 2021. IND from India further showed robust improvement in 2022, increasing by 147% in 2022 to 21.1 million.

- Major destinations for IND include the US and European countries such as the UK for leisure travel. West Asia has also been a major destination for IND as Indians travel to countries such as Saudi Arabia, United Arab Emirates, Qatar, Kuwait, and Oman for employment opportunities. Asian countries such as Thailand, Singapore and Malaysia have also emerged as preferred destinations for leisure travel, reflected in strong IND growth to these countries.

- Additionally, the Indian passport is gaining strength with more number of countries allowing visa-free and visa-on-arrival access to Indian passport holders, which is expected to aid outbound leisure travel. The 2021 Passport Index (jointly published by the United Nations Development Programme (UNDP) Human Development Index and financial advisory firm Arton Capital), which ranks 199 countries based on their visa-free scores, placed India at the 72nd position in 2023 versus 77th in 2015.

- Going forward, IND is expected to record a 7-9% CAGR over 2022-2028, driven by rising disposable incomes, higher number of millennial travellers opting for foreign trips, and increasing awareness on a plethora of foreign tourist destinations through growing use of social media.

IND from India



35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
200%
150%
100%
50%
0%
-50%
-100%
CAGR: 3.5% (CY12 to CY22)
CAGR: 7-9% (CY22 to CY28)
14.9
16.6
18.3
20.4
21.9
23.9
26.3
26.9
7.3
8.6
21.1
33.1
6.7%
11.4%
10.3%
11.1%
7.3%
9.5%
9.8%
2.4%
-72.9%
17.2%
146.7%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2028P
Indian Nationals' Departures (INDs) from India (million)
y-o-y growth (%)

Note: P: Projected
Source: Ministry of Tourism, CRISIL MI&A

Overview of domestic passenger volumes at top 30 airports in India

Annual domestic passenger volumes at top-30 airports grew at an 7.1% CAGR between fiscals 2012-2023

In India, annual domestic passenger volumes at the top-30 airports* increased at 7.1% CAGR, from ~114 million in fiscal 2012 to ~243 million in fiscal 2023. The annual domestic passenger volumes are largely dominated by metro airports, such as Delhi, Mumbai, Bengaluru, Kolkata, Chennai and Hyderabad. Other prominent non-metro airports include Pune, Ahmedabad, Goa, Cochin, Guwahati, Jaipur and Lucknow.

Annual domestic passenger traffic at the top-30 airports dropped to ~95 million in fiscal 2021, mainly on account of a drop in leisure and business travel originating from Tier-1/2 cities due to the pandemic-led travel restrictions. The volume has seen a rebound in FY22 by growing at 57% over FY21 levels. The volume further grew by 63% over FY22 levels in FY23 to 243 million.

Note: *Top-30 airports include Delhi, Mumbai, Bengaluru, Kolkata, Chennai, Hyderabad, Pune, Ahmedabad, Goa, Cochin, Guwahati, Jaipur, Lucknow, Bhubaneswar, Patna, Srinagar, Visakhapatnam, Indore, Bagdogra, Coimbatore, Nagpur, Chandigarh, Varanasi, Trivandrum, Ranchi, Amritsar, Raipur, Port Blair, Mangalore and Jammu.

With airport infrastructure development in smaller Tier-2 and -3 cities, many domestic carriers have started direct flights to these cities. This is expected to reduce the prominence of metro airports as hubs, and shrink their share in domestic passenger traffic. Also, due to the congestion at metro airports, new route additions are picking up steam in the non-metro space.

Further, implementation of the Regional Connectivity Scheme (RCS) has provided a fillip to growth at non-metro airports, due to the extension of air connectivity to smaller cities which were earlier inaccessible by air, thus boosting passenger volumes. On October 21, 2016, the Ministry of Civil Aviation (MoCA) launched the RCS called UDAN, aiming to improve regional connectivity through a price-capped system by providing support through infrastructure and incentives for a period of 10 years. Apart from cost incentives, the scheme also provides viability gap funding (VGF) for the price-capped seats as decided through bidding. However, the scheme is limited to airports listed in the document and to states with value-added tax (VAT) on aviation turbine fuel (ATF) less than 1%, and willing to contribute 20% to VGF.

Annual domestic passenger traffic at top-30 airports in India (million)


300
250
200
150
100
50
0
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
114
109
114
131
159
193
228
255
250.9
95
149
243
14.5%
5.1%
21.5%
17.8%
11.9%
-1.6%
-62.2%
62.9%
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
Domestic passenger traffic (million)
y-o-y growth (%)

Note: Top-30 airports include Delhi, Mumbai, Bengaluru, Kolkata, Chennai, Hyderabad, Pune, Ahmedabad, Goa, Cochin, Guwahati, Jaipur, Lucknow, Bhubaneswar, Patna, Srinagar, Visakhapatnam, Indore, Bagdogra, Coimbatore, Nagpur, Chandigarh, Varanasi, Trivandrum, Ranchi, Amritsar, Raipur, Port Blair, Mangalore, and Jammu.
Source: Airports Authority of India (AAI), CRISIL MI&A

Annual international passenger volumes at top-10 Indian airports logged 2.7% CAGR between fiscals 2012 and 2023

- Annual international passenger volumes (defined as inbound and outbound passenger traffic on international routes) at the top-10 airports* (Delhi, Mumbai, Chennai, Cochin, Bengaluru,

Hyderabad, Calicut, Kolkata, Trivandrum, and Ahmedabad) in India increased at2.7% CAGR, from ~38 million in fiscal 2012 to ~51 million in fiscal 2023. These volumes are largely dominated by the metro airports, comprising Delhi, Mumbai, Bengaluru, Kolkata, Chennai, and Hyderabad. The remaining are prominent non-metro airports that contribute significantly to international passenger volumes which include Cochin, Calicut, Trivandrum and Ahmedabad.

In fiscal 2021, annual international passenger traffic at the top-10 airports in India was reported at ~8.5 million, which fell 86% on-year. The volumes recovered to ~19 million in FY22 registering a growth of 128% over fiscal 2021. Fiscal 2023 saw a further growth of 162% and volumes reaching 51 million.

Annual international passenger traffic at top-10 airports in India (million)



70
60
50
40
30
20
10
0
200%
150%
100%
50%
0%
-50%
-100%
38
40
43
47
50
54
59
63
59
8
19
51
8.0%
5.3%
7.5%
9.0%
6.6%
7.8%
9.9%
6.3%
-5.3%
-85.7%
128.5%
162.0%
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
International passenger traffic (million)
y-o-y growth (%)

Note: Top-10 airports are Delhi, Mumbai, Chennai, Cochin, Bengaluru, Hyderabad, Calicut, Kolkata, Trivandrum, and Ahmedabad.
Source: Airports Authority of India (AAI), CRISIL MI&A

- Foreign travellers are increasingly looking at niche tourist destinations beyond Tier 1 cities in India, driven by religious events, such as the Kumbh Mela in Prayagraj (erstwhile Allahabad in Uttar Pradesh), and wellness travel in Kerala, Goa, and Uttarakhand. In the past few years, there has been an uptick in the number of Indian travellers from Tier 2/3 cities undertaking foreign trips for business, with smaller business hubs coming up in non-metro cities, and for leisure, driven by rising incomes and higher aspirations. With the development of airport infrastructure in Tier 2 and 3 cities, many domestic and international carriers have started direct flights on international routes to/from these cities. For instance, Air India and IndiGo started international flights connecting Chandigarh with Sharjah and Dubai, respectively, in September 2016.

Overview of airline-wise market share on domestic routes

Two new airlines commenced operations in fiscal 2023

Competition in the Indian aviation space is heating up, with incumbents such as Air India, IndiGo, SpiceJet, and GoAir challenged by new entrants such as Vistara, AirAsia India, TruJet and Star Air. The new entrants have been expanding their footprint in both trunk and new routes through direct

flights. They have been able to increase their share of revenue passenger kilometer by 50% to 16% in FY22 and 17% in Q1FY23 in the domestic market up from 10% in FY19. Post the resumption of domestic services in May 2020, the newer entrants have been swifter and nimbler in deploying capacity and attracting passengers which has led to a rise in their market share despite the impact of the pandemic. The ensuing period has also seen the entrance of a newer players in the domestic space, FlyBig which is a regional operator. Akasa Air commenced operations in Q2 fiscal 2023, while Jet Airways has received the AOC from DGCA and is epected to commence services within the current fiscal. The entrance of these newer players would lead to intense competition and the market share gains of the newer entrants would be monitorable.

The passengers carried by new entrants was also on an increasing trend till fiscal 20. Covid impacted fiscal 2021 saw passenger traffic fall off a cliff for all players across. However, the share of pax carried by new entrants has risen from 9% in FY19 to 13% in FY22 and to 13% in Q1FY23. New entrants that lack strong parent support and have smaller balance sheets, have strained financials due to losses incurred in FY21 on account of the pandemic. Deccan charters has already ceased operations. Air Odisha too had exited the market within a year of commencement of operations under the Ude Desh ka Aam Naagrik (UDAN) scheme as has Air Taxi.

Overall airline market share on domestic routes in India (%)


37.7 43.9 52.7 59.1 56.5 59.0 66.4 81.0 98.6 117.0 123.5 136.7 52.9 81.8 133.4
100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%
FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23
Indigo
Air India
Jet Airways
SpiceJet
GoAir
Air Asia
Vistara
Others

Note: Others include airlines such as JetLite, TruJet, Air Carnival, Zoom Air, etc.
Revenue passenger kilometers (RPKM), which is defined as a product of number of fare-paying passengers and distance flown in kilometres, is a gauge of airlines' market share and is measured in billion-kilometer. RPKM is shown at the top of each bar.
Source: Directorate General of Civil Aviation (DGCA)

Overview of market share of LCCs on domestic routes

Competitive pricing helps LCCs to have ~78% volume share

- Low-cost carriers (LCCs) are airlines that offer basic service of carriage at cheaper prices. Full-service carriers (FSCs), on the other hand, charge more and offer on-board services, such as food, in-flight entertainment and other amenities. LCCs in India include IndiGo, SpiceJet, GoAir, Air Asia, and TruJet.

- Over fiscals 2009-2023, combined share of LCCs in domestic passenger volumes has more than doubled from ~29% to ~78%. The surge has been primarily driven by IndiGo, which nearly tripled its share in domestic passenger volume on the back of strong fleet expansion and rapidly increasing popularity over the period.

- GoAir's share dropped marginally to 8% in 2023 from 9% in 2022 and SpiceJet's from 10% to 8%. Air Asia India, a joint venture (JV) between Tata Sons Ltd and Air Asia Berhad, commenced operations in fiscal 2015 and managed to garner ~7% share as of fiscal 2023. GoFirst (earlier GoAir), has filed for bankruptcy and stopped operations from May 3, 2023, becoming the second Indian airline to do so in four years after Jet Airways in 2019. As of 28 April 2023, GoFirst had a total debt of Rs. 65.21 billion to financial creditors, including approximately Rs. 2,600 crores owed to aircraft lessors such as SMBC Aviation, CDB Aviation's GY Aviation Leasing, Jackson Square Aviation, and BOC Aviation. The airline attributes its current crisis to engine suppliers Pratt and Whitney, claiming that their faulty engines caused flight disruptions and significant financial losses

- In the international segment, current fiscal is an outlier as bulk of the international services have been operated by Air India under the Vande Bharat mission which has pushed up FSCs' share. Going forward, we expect LCCs' share to continue to rise as they operate short-haul international services more frequently. Indian LCCs have been expanding their international operations on short-haul destinations with increasing range, possible due to induction of new-generation aircraft that possess higher range than their older counterparts.

- LCC proliferation has also reduced the cost of flying. In the price-sensitive Indian market, this is leading to higher traction. Their share expanded sharply due to collapse of Jet Airways in fiscal 2020, leaving Air India as the sole FSC (Vistara is still in the infancy of its international operations).

Market share of LCCs in domestic routes in India (%)


37.7
43.9
52.7
59.1
56.5
59.0
66.4
81.0
98.6
117.0
134.9
136.7
52.9
81.8
133.4
100%
80%
60%
40%
20%
0%
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
Indigo
SpiceJet
GoAir
Air Asia
Others

Note: i) Others comprise of smaller LCCs such as TruJet and FSCs such as Air India, Jet Airways, etc. ii) Revenue Passenger Kilometres (RPKM), measured in billion kilometres, is shown at the top of each bar in the above chart. It is calculated by multiplying the number of fare-paying passengers and distance flown in kilometres and is a gauge of the airlines' market share.

Source: DGCA

Review on fleet of Indian carriers

Fleet additions likely to continue for some players

Indian carriers had ~1,115 aircrafts on order as on February 16, 2023. Capacity is seen returning to pre-Covid levels in fiscal 2024 as PLF's get back to pre-Covid levels. The fleet size has remained stagnant over the past few years.

Fleet on hand fell in fiscal 2022 as a major Indian carriers guided for a drop in its fleet this fiscal. In addition, non-payment of lease rentals resulted in repossession of some aircraft of another airline and Air India would see retirement of its older aircraft which are nearing or past their usable years. The drop in fleet comes after healthy net addition of 45-50 aircraft per year over the past 3 years.

Fleet for Indian carriers (units)


800
700
600
500
400
300
200
100
0
355
377
377
407
432
487
561
685
700
712
700
710
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23*
Fleet size (units)

*Note: E: Estimated P: Projected; FY24 numbers are projected as per pre-Covid scenario;*latest data available as of January 2023*
Source: DGCA, CRISIL MI&A

- Airline capacity, measured by Available Seat Kilometres (ASKs), is seen rising 40-50% on-year in fiscal 2023 to 150-170 billion kilometres, similar to pre-Covid levels of fiscals 2019 and 2020. The rise in capacity lags the passenger growth, 60-70% on-year, as PLF's were beaten down over fiscals 2021 and 2022 and the sharper rise in passenger traffic compared to capacity will push up the PLF's to 80-84% levels in fiscal 2023. India has traditionally been a push market where introduction of capacity leads to higher passenger numbers, as airlines start new routes and increases frequency between airports.

- In fiscal 2022, airline capacity recorded a growth of 35-40% to 112.5 billion kilometres, similar to fiscal 2017 levels, led by increasing fleet utilisation. The rise in capacity was slower than passenger traffic growth which led to an increase in the load factor to 73% from pandemic impacted low of 67% in fiscal 2021. However, airline capacity was lower than pre-Covid levels due to high caseloads impacting passenger traffic and local lockdowns impacting deployment.

- Airlines had slashed capacity in fiscal 2021 to match demand leading to ASK growth falling on-year for the first time since fiscal 2013 due to the grounding of Kingfisher Airlines. The capacity deployed in the domestic market halved, declining 50% to 80 billion kms, similar to fiscal 2014 levels.

- Capacity is seen at 255-270 billion km by fiscal 2028, led by resumption of fleet additions which were paused due to the pandemic, rising demand from passengers as air travel picks up, along with improving connectivity led by a higher number of airports.

Overview of the hospitality industry

Classification of hotels

Classification and hotel concepts

- Hotels in India can be broadly classified based on:

Star rating
Location
Level of service
Theme

Hotels can be classified into luxury/premium, mid-market and budget category hotels

- The Ministry of Tourism (MoT) classifies hotels in India based on star ratings as heritage hotels, five-star deluxe, five-star, four-star, three-star, two-star, and one-star. Are per CRISIL MI&A's categorisation, luxury/premium hotels are those with a rating of five stars, five-star deluxe, and heritage hotels; mid-market hotels are those with three- and four-star ratings; and budget hotels are those with two and one star. Non-starred hotels include those awaiting classification by the MoT (i.e., hotels approved by the ministry, but not classified under any star category yet) and those that have not applied for any classification (i.e., they have received a licence from the requisite authorities, but chose not to be classified under any star category).

Classification of hotels based on star ratings


Indian hotel industry
Starred hotels
Awaiting classification
Licensed hotels
Heritage hotels (Luxury)
Star hotels
Heritage
Heritage classic
Heritage grand hotels
5 star deluxe (Luxury)
5 star (Luxury)
4 star (Mid-market)
3 star (Mid-market)
2 star (Budget)
1 star (Budget)

Source: CRISIL MI&A

- Brands such as the Taj Group, ITC, Bharat Hotels, Marriott, Leela Group, Carlson Rezidor, and Accor operate across categories, eyeing a larger pie of the Indian hospitality industry.

Leading hotel chains in India

Company name	Brands across luxury/premium segment	Brands across mid-market segment	Brands across budget category
Indian Hotels Company Ltd (IHCL)	Taj, Vivanta by Taj	Gateway by Taj	Ginger Hotels
ITC Ltd	ITC hotels, WelcomHotel, WelcomHeritage	Fortune Hotels	NA
East India Hotels (EIH) Ltd	Trident, The Oberoi	NA	NA
Hotel Leela Venture Ltd (HLVL)	The Leela and The Leela Palace	NA	NA
Bharat Hotels	The Lalit, Vibe By The LaLiT Traveller	The Lalit Traveller	NA
Royal Orchid Hotels	Royal Orchid	Royal Orchid Central, Regenta	NA
Concept Hospitality Pvt Ltd (CHPL)	The Fern	The Fern Residency	Beacon Hotels & Resorts
Marriott International*	Marriott Hotels and Resorts, JW Marriott Hotels and Resorts, Renaissance, Ritz-Carlton, Westin, Sheraton, W hotels, St Regis, Le Meridien	Courtyard by Marriott, Fairfield by Marriott, Four Points by Sheraton, Aloft	NA
Carlson Rezidor	Park Plaza, Radisson Blu, Radisson hotel, Radisson Red	Country Inn & Suites, Park Inn	NA
Accor	Sofitel, Fairmont, Swissotel, Pullman, Grand Mercure	Mercure, Novotel	Ibis
Lemon Tree Hotels	NA	Lemon Tree, Lemon Tree Premier	Red Fox
Park Hotels	The Park	Zone by The Park	NA

*Note: *Marriott International includes Starwood Hotels; NA: Not applicable, since the company does not have properties in the segment*

Source: CRISIL MI&A

IHCL and its subsidiaries are collectively known as Taj Hotels, Resorts and Palaces. Incorporated by Jamsetji Tata, the company opened its first property, The Taj Mahal Palace Hotel, Mumbai, in 1903. The company is among India's largest domestic hotel companies in terms of revenue as well as room inventory. As of April 2023, Taj Hotels Resorts and Palaces operated 188 hotels (domestic as well as international) through its subsidiaries, management contracts, joint ventures (JVs) and associate companies, with a total room inventory of 21,338 rooms.

CHPL was started in July 1996 in Mumbai by a team of hotel consultants. CHPL sets up and operates restaurants, hotels, clubs and resorts for different owners. It provides various hotel management and operations services such as pre-opening services, post-operative services, hospitality consultancy, marketing, and ecotel services. The company operates hotels in the premium, mid-market, and budget segments under the brands The Fern, The Fern Residency, and Beacon Hotels & Resorts, respectively. It also operates independently branded hotels The Wall

Street and Rodas in the mid-market segment. It operates over 100 hotels with a total room inventory of more than 5,600 rooms across its own brands and independently branded hotels across India.

Marriott International Inc was established in 1992. It is an American hospitality company. In September 2016, Marriott acquired Starwood Hotels & Resorts Worldwide for $13 billion. The growth momentum for the company has been through aggressive addition of inventory through management contracts and franchisee models. While they still operate under separate brands, 30 hotel brands now fall under the Marriott umbrella to create the largest hotel chain in the world. As of March 2023, Marriott International has more than 8,400 properties and 30 brands in 138 countries and territories. As of April 2023, it operates more than 27,000 rooms across 40 cities in India.

In 2012, Carlson Hotels and Rezidor Hotel Group combined to form the Carlson Rezidor Hotel Group, a global hospitality and travel company. In March 2018, Carlson Rezidor Hotel Group rebranded itself as the Radisson Hotels Group. The company has more than 1,100 hotels in operation and under development globally. The group in India, currently operates more than 100 hotels across 60 cities in India where it operates under all its major brands except Radisson Collection and Prizeotel. The company is focusing on expanding the mid-scale to upscale brands in India.

Accor Hotels is a France-based hotel company, present in 110 countries with over 5,400 hotels and more than 705,000 rooms. Accor's portfolio of 54 hotel brands encompasses all categories from budget to luxury. In India, it operates over 10,000 rooms across 55 hotels in more than 25 cities, under the brands Sofitel, Fairmont, Pullman, Grand Mercure, Mercure, Novotel and Ibis. The group has expanded majorly through brands like Novotel and Ibis and is mulling over bringing leisure brands like Banyan Tree and Angsana to India. Tapping MICE demand has been the focus of Accor Group in India, through world class convention centres.

Lemon Tree Hotels Pvt Ltd owns and operates one of the largest mid-priced hotel chains in India, under the brand name of Aurika, Lemon Tree Premier, Lemon Tree, Keys Prima by Lemon Tree, Keys Select by Lemon Tree, Keys Lite by Lemon Tree and Redfox by Lemon Tree. The first Lemon Tree Hotel was opened in Gurgaon in June 2004. In 2009, the company launched its budget hotel under the brand Red Fox in Delhi. As of July 2023, it operates in more than 8,500 rooms in more than 55 cities. It marked its international foray, with Lemon Tree hotel at Dubai. The company has forayed into the upscale segment with its new brand Aurika. In 2019, Lemon Tree hotels acquired the Indian operations of Keys portfolio (brands include Keys Prima in upper midscale, Keys Select in midscale and Keys Lite in economy segment) from Berggruen Hotels, adding another 1,677 rooms to its portfolio.

The Park Hotels is a collection of luxury boutique hotels in India by the Apeejay Surrendra Group. Established in 1910, Apeejay Surrendra is multi business conglomerate with interests in tea, hospitality, shipping, real estate, real estate and financial services. In 1967, the first Park hotel was launched in Kolkata. As of December 2022, it operates with around more than 1,800 rooms spread across 15 cities in India. The company has also forayed into the mid-market segment through the brand 'Zone by The Park'. It also operates motor vessels (houseboat) in Kerala.

Growth drivers for the Indian hospitality industry

- The Indian hospitality industry is driven by demand from foreign and domestic travellers who visit the country for leisure and business purposes. Both foreign and domestic travel demand are further driven by various factors, the major ones being captured below:

Strong GDP growth

Increasing domestic travel

Growing foreign tourist arrivals

Emergence of corporate hubs in India

Development of Smart Cities

Government policies promoting tourism

Growth in online hotel bookings

Evolution of traveller behaviour

Source: CRISIL MI&A

Development of Smart Cities to boost business travel

- In June 2015, the Ministry of Urban Development (MoUD) laid down operational guidelines for the formulation, approval and execution of projects under the Smart Cities Mission. The mission is aimed at driving economic growth and improving the quality of life by enabling local area development and harnessing technology. The two major components of the project are area-based development and pan-city improvements. It is proposed to be funded by the central and state governments, urban local bodies, user charges and taxes, public-private partnerships (PPPs), land-based financing instruments, and municipal bonds. Assistance is also expected from the World Bank ($500 million), Asian Development Bank ($1 billion), and the National Investment and Infrastructure Fund (initial corpus of Rs 200 billion).

- The cities for the project were selected over various stages from January 2016 to January 2018. The following cities submitted winning approvals across stages:

Round	Month of selection	No of cities	Cities
Round 1	Jan 2016	20	Bhubaneshwar, Pune, Jaipur, Surat, Kochi, Ahmedabad, Jabalpur, Vishakhapatnam, Solapur, Davanagere, Indore, NDMC, Coimbatore Kakinada, Belagavi, Udaipur, Guwahati, Chennai, Ludhiana, Bhopal
Fast track	May 2016	13	Lucknow, Warangal, Dharamshala, Chandigarh, Raipur, Newtown Kolkata, Bhagalpur, Panaji, Port Blair, Imphal, Ranchi, Agartala, Faridabad

Round	Month of selection	No of cities	Cities
Round 2	Sept 2016	27	Amritsar, Kalyan-Dombivali, Ujjain, Tirupati, Nagpur, Mangaluru, Vellore, Thane, Gwalior, Agra, Nashik, Rourkela, Kanpur, Madurai, Tumakuru, Kota, Thanjavur, Namchi, Jalandhar, Shivamogga, Salem, Ajmer, Varanasi, Kohima, Hubballi-Dharwad, Aurangabad, Vadodara
Round 3	June 2017	30	Thiruvananthapuram, Naya Raipur, Rajkot, Amaravati, Patna, Karimnagar, Muzaffarpur, Puducherry, Gandhinagar, Srinagar, Sagar, Karnal, Satna, Bengaluru, Shimla, Dehradun, Tiruppur, Pimpri Chinchwad, Bilaspur, Pasighat, Jammu, Dahod, Tirunelveli, Thoothukudi, Tiruchirapalli, Jhansi, Aizawl, Allahabad, Aligarh, Gangtok
Round 4	Jan 2018	9	Silvassa, Erode, Diu, Biharsharif, Bareilly, Itanagar, Moradabad, Saharanpur, Kavaratti

Source: Ministry of Housing and Urban Affairs, CRISIL MI&A

- The timeline for the completion of Smart City projects according to the rounds in which they were selected is given below:

  Round 1 cities – fiscals 2020 to 2021

  Round 2 cities – fiscals 2020 to 2022

  Round 3 cities – fiscals 2021 to 2022

  Round 4 cities – fiscals 2021 to 2023

- As of 21st July 2023, the mission has around 8,020 projects of which 5,966 projects (~74% by volume) worth Rs 1.1 trillion (~61% by value) are completed. This mission is expected to increase commercial activity and boost business travel in these cities, which, in turn, will drive the hospitality industry.

Government policies key to hospitality sector's growth

- The government has taken the following steps to promote travel and tourism in the country:

  Development of tourism infrastructure via schemes such as Swadesh Darshan, Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive (PRASHAD), Adopt a Heritage, and Special Tourism Zones (STZ). These are focused on improving overall tourism infrastructure in the country and bringing it on par with international standards, which will help attract both domestic and foreign tourists

  Facilitative visa regime is a pre-requisite for increasing inbound tourism. The MoT engages with the Ministry of Home Affairs and Ministry of External Affairs to achieve this. As of September 2021, e-visa facility was extended to 156 countries under five sub-categories — e-tourist visa, e-business visa, e-medical visa, e-medical attendant visa and e-conference visa.

  RCS-UDAN was introduced with the main objective of facilitating regional air connectivity by making air travel affordable. Towards this end, the central government, state governments and airport operators offer concessions to reduce the cost of operations of airlines and financial support to meet gaps, if any, between the cost of operations and expected revenue on such routes. Under the RCS-UDAN-3, 46 tourism routes got air connectivity. These included iconic sites, of which eight

routes have been operationalised to date. This is expected to have a cascading effect on the hospitality industry.

- The government has also taken the following steps to support the hospitality sector:

The Goods and Services Tax (GST) Council announced a cut in tax rate on hotel room tariffs, a move aimed at giving a boost to the hospitality sector. The GST rate on hotel rooms with tariffs of up to Rs 7,500 per night has been cut to 12% from the existing 18%. Similarly, tax on rooms tariff above Rs 7,500 has been slashed to 18% from the existing 28%. There will be no GST on room tariffs below Rs 1,000 per night. GST on restaurants and eateries has been brought down to 5%, irrespective of whether they are air-conditioned or not.

As of now, there are 46 institutes of hotel management or IHMs (21 central and 25 under states) and 14 food-craft institutes which have come up with the support of the ministry.

Challenges for the Indian hospitality industry

The Indian hospitality industry also faces certain challenges. Some of them are illustrated below.

- Cyclicality
- Seasonality
- High land cost
- Shortage of talent pool
- Emergence of alternative accommodation options

Source: CRISIL MI&A

Hotel industry is cyclical in nature

- The hospitality sector is cyclical in nature. During positive cycles, the industry witnesses periods of sustained growth and healthy average room rates (ARR) and occupancy rates (OR). This trend continues until the economy undergoes a downturn or when there is excess supply in the sector. Mirroring the economic climate, usually, occupancy rates begin to decline when recession sets in, which is followed by a decline in ARR. During the recovery phase, occupancy rates start to move up. Subsequently, ARR also start increasing.

- Business destinations are more sensitive to macroeconomic factors i.e., RevPAR growth in business destinations is more sensitive to macroeconomic indicators such as GDP growth. On the other hand, Leisure destinations are more sensitive to non-economic factors such as terror attack and health related travel warnings.

- During the fiscal 2020, aggregate RevPAR at business and leisure destinations tracked by CRISIL MI&A is estimated to have grown by approximately 0-2% (on year) supported primarily by growth in room rates, with parameters worsening from second half of February/first half of March for hoteliers due to advent of covid & related restrictions.

- For fiscal 2021, RevPAR declined by around ~61% at business and leisure destinations tracked by CRISIL MI&A due to the advent of the pandemic & related restrictions. A sharp rebound in RevPAR was witnessed in fiscal 2022 to the tune of around 70-75%. In both the fiscals it was observed that while corporate travel picked up only marginally, leisure travel rebounded quickly whenever covid caseload were under control. Fiscal 2023 saw RevPAR crossing pre-Covid levels for business as well as leisure destinations. Strong growth was observed in both business and leisure segments, both registering a growth of over 60%.

Cyclicality of RevPAR



Post fiscal 2014, business sentiments improved reflecting on the RevPAR trend
COVID-19 impact
Localised incidents and travel advisories impacted inflow of
(per cent)
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
-40.0
-60.0
-80.0
1.1
1.2
-5.3
7.3
5.1
6.0
6.2
-2.4
-2.3
-7.6
-8.8
-7.8
0.6
4.1
3.8
3.2
5.6
-0.4
-57.3
-62.4
89.0
66.4
78.3
61.5
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23E
Business destinations RevPAR growth (%)
Leisure destinations RevPAR growth (%)

E: Estimated; P: Projected

Note: Average room rate (ARR) is defined as the average rate paid for rooms sold and is calculated by dividing total room revenue by number of rooms sold during a given period. (ARR = Room Revenue / Rooms Sold)

Occupancy rate (OR) is defined as the percentage of rooms sold out of total available rooms during a given period. (OR = Rooms Sold / Rooms Available)

*Revenue per available room (RevPAR) is defined as the total room revenue divided by the total number of available rooms. RevPAR is calculated as a product of average room revenue and occupancy rate. (RevPAR = ARR * OR)*

Business destinations include Ahmedabad, Bengaluru, Chennai, Hyderabad, Kolkata, Mumbai, NCR, and Pune.

Leisure destinations include Agra, Goa, Jaipur, and Kerala.

Source: CRISIL MI&A

Leisure travel is highly seasonal, even as business travel is fairly immune to seasonality

- The aspect of seasonality in tourism is another challenge. The nature of demand in the hotels industry is seasonal. However, the trend in Ors shows a significant variation in business and leisure

destinations. Though the peak season (January-March) is the same for both business and leisure destinations, the two segments exhibit a markedly different behaviour during the rest of the year. Business destinations maintain relatively constant Ors (albeit 5-10% lower than the January-March period) from April to November. However, Ors show a month-on-month decline in business destinations in December, as this coincides with the international holiday period. Demand for hotel rooms in business destinations is generally concentrated around weekdays. As a result, Ors are usually lower on weekends. On the other hand, leisure destinations witness low Ors (55-70%) during May-September, because of unfavourable weather conditions (hot, humid and rains), while OR is good (above 70%) during December on favourable weather. This is also reflected in a dip in FTAs during April-September (since summer typically begins around April in India) and a subsequent pick-up from October until March.

Occupancy rates in the hotel industry (%)


(%)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
62.8
62.1
60.2
61.9
62.5
65.6
66.8
62.7
61.2
71.4
61.9
60.1
58.5
59.4
61.8
63.5
64.5
66.1
64.9
31.2
31.5
49.9
50.2
67.7
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23E
Business destinations
Leisure Destinations

Note: Hotel companies operating in the premium and mid-market categories were considered for the analysis. Business destinations include Ahmedabad, Bengaluru, Chennai, Hyderabad, Kolkata, Mumbai, NCR, and Pune. Leisure destinations include Agra, Goa, Jaipur, and Kerala.
Source: CRISIL MI&A

High land cost a deterrent for budget and mid-market hotels

- The hotel industry is very capital-intensive. However, overall cost depends on the locality in which the hotel is constructed, since land cost plays a significant role in the overall cost of construction. Industry estimates indicate land costs form 25-30% of overall project cost and could be even higher in metros and Tier-I cities. Land ownership and title issues are also a major challenge faced by the industry. This acts as a deterrent, especially for budget and mid-market hotels, which could take longer to break even.

Talent pool remains an issue due to the shortage of skilled staff

- Shortage of trained and experienced staff remains a major concern for the hotel industry. Rapid expansion by hotel chains has outpaced demand for the requisite talent pool over the past few years and the scenario is expected to continue in the short-to-medium term. This has prompted hotel chains, such as Taj, ITC and Oberoi, to operate their own training institutes or vocational programmes. Additionally, employee costs across guest services, housekeeping and kitchen management, along with managerial positions, form a major share of a hotel's operating costs and these are independent of occupancy levels.

Emergence of alternative accommodation options could pose a threat in the long term

- The past few years have seen the emergence of several alternative accommodation options, which are gaining traction among travellers. Travellers, especially urban millennials, are increasingly looking at homestays, self-catering villas, camps, and farmhouses as alternatives to conventional hotel rooms in a bid to experience the authentic culture and cuisine of a destination. Many such places also offer related activities, such as farming, fruits or vegetable picking, and pottery, which add to the authenticity. Typically, such alternative accommodations are also economical compared with hotel stays. Moreover, reviews on social media platforms and online travel portals have also played a role in popularising such options and tackling the issue of safety and security at the same time. Several online travel portals have come up to cater exclusively to these experiences, indicating the growing popularity of such options.

- Another popular concept is Airbnb, which allows homeowners to host travellers in their houses for a price. Many young travellers are choosing Airbnb to get a taste of local culture. Couchsurfing, which allows travellers to find free-of-cost accommodation at the homes of like-minded travellers, is also fast gaining popularity as an option to experience local culture while networking with people of similar tastes.

- Even though most of these options are still at a nascent stage in India, they may pose a challenge to the more formal hotel industry in the medium-to-long term.

Market size of the organised and branded hotel industry in India

Organised and branded hotel industry to grow at 7.0-8.0% CAGR from fiscals 2023-28

- CRISIL MI&A projects the market size of the organised Indian hotel industry (includes premium, mid-market and budget hotels, but excludes other budget accommodation such as apartments, villas, hostels and lodges) to be Rs 800-820 billion in fiscal 2023. The industry has grown at 6-7% CAGR over fiscals 2017-23, tackling the market contraction due to the pandemic.

- Over fiscals 2017-23, budget and mid-market hotels witnessed growth on account of better occupancy rates in spite of rising room inventories. The improving economic scenario and rising incomes led to a rise in the number of domestic travellers visiting various states and union territories (Uts) in India, and increasing awareness about Indian tourist destinations further helped growth. Moreover, as OTAs and aggregators gained popularity, visibility, especially for budget and mid-market

hotels, increased. Competitive prices for hotel rooms offered by these agencies resulted in improved occupancy rates in these segments. The boom in the number of mobile subscribers and internet users, following availability of data at cheap tariffs, allowed domestic travellers to compare hotels and prices efficiently. These factors have led to the budget and mid-market segment growing at 4-5% CAGR from fiscals 2017-23.

- Similarly, the premium-hotels segment (CRISIL MI&A has included heritage hotels in the premium hotel segment for this assessment) grew at 7.5-8.5% CAGR over the period, driven by economic growth, an uptick in business travel from large corporates, and growth of foreign tourist arrivals in India. During fiscal 2023, the premium-hotels industry witnessed higher demand growth versus supply addition (which stood at 10-12% on-year), leading to improved occupancy rates. Demand improved in business destinations despite supply additions due to improving economic conditions, ease of doing business and increasing business travel.

- Over fiscals 2023-28, the premium segment is expected to clock 7-8% CAGR. Premium hotels in popular or niche tourist destinations are also being looked at as venues for destination weddings, thereby addressing seasonality in demand. Upcoming Grade A commercial spaces could lead to an increase in business travel to these locations from large corporates and multinational companies (MNC); premium hotels in tourist destinations are also preferred for MICE tourism by large corporates. During the period, budget and mid-market hotels are expected to grow at 6.5-7.5% CAGR, accompanied with moderate expansion in room supply.

- The overall organised hotel industry is expected to grow at 7-8% CAGR from fiscal 2023-28, to become ~1.4 times of its size in fiscal 2023.

Organised and branded hotel industry in India (Rs billion)



Rs billion
CAGR 6.0-7.0%
CAGR 7.0-8.0%; ~1.4x
550 - 570
720 - 740
300 - 320
520 - 540
800 - 820
1130 - 1170
FY17
FY20
FY21
FY22
FY23E
FY28P

Note: E: Estimated; P: Projected
Source: CRISIL MI&A

Share of the premium segment in the hotel industry

Premium-hotel demand to clock 7.0-8.0% CAGR between fiscals 2023 and 2028

- CRISIL MI&A estimates demand for premium hotels will grow at 7.0-8.0% CAGR over fiscals 2023-28. Growth in this segment is expected on account of an uptick in leisure travel, corporate travel,

and domestic and foreign tourism. Successive waves of the pandemic are expected to have relatively lesser impact as compared to the initial waves, a trend which was witnessed during the omicron.

Segment-wise share of organised and branded hotel industry in India (%)

CAGR (FY17-23):
Premium hotels: 7.5-8.5%; Mid-market and budget hotels: 4.0-5.0%
CAGR (FY23-28):
Premium hotels: 7.0-8.0%; Mid-market and budget hotels: 6.5-7.5%



550-570
720-740
300-320
520-540
800-820
1130-1170
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
48 - 50%
50 - 52%
51 - 53%
47 - 49%
53 - 55%
45 - 47%
49 - 51%
49 - 51%
43 - 45%
55 - 57%
42 - 44%
56 - 58%
FY17
FY20
FY21
FY22
FY23E
FY28P
Premium hotels (%)
Mid-market and budget hotels (%)

Note: Market size (in Rs billion) of organised and branded hotels in India is shown at the top of each bar.
Note: E: Estimated; P: Projected
Source: CRISIL MI&A

Room inventory in the budget, mid-market and premium hotel segments

Room addition to remain moderate in the budget hotel segment over the medium term

- As of fiscal 2023, the budget segment of hotels makes up for more than half of the total room inventory of the hospitality industry in India. Room inventory in the budget hotel segment grew at 3.5-4.5% CAGR between fiscals 2017 and 2023, driven largely by an increase in the number of domestic travellers visiting various states/union territories for leisure. Room supplies also grew on account of demand from business travel, especially among mid and small-sized companies. The share of the budget segment in total room inventory across hotel segments is estimated to have fallen from 51-53% in fiscal 2017 to 49-51% in fiscal 2023.

- Budget hotel room inventory is expected to increase at a slower pace of 1.0-2.0% CAGR between fiscals 2023 and 2028, with hotels looking to improve occupancy levels amid a growth in demand from leisure travellers and budget business travellers alike. Further, the popularity of workcation, weekend breaks and staycation is expected to sustain and translate into demand for the budget hotel segment.

Supply addition of mid-market hotels to grow more than budget hotels, clocking 1.5-2.5% CAGR from fiscals 2023-28

- Between fiscals 2017 and 2023, room inventory in the mid-market segment grew at 4.0-5.0% CAGR, since mid-market hotels and hotel chains expanded aggressively to compete with premium segment hotels. Expansion was also targeted in Tier 2 and 3 cities as business and leisure travel to these cities rose. The room inventory growth is expected to have been driven by hoteliers looking to provide value-for-money options to leisure and business travellers looking for a premium experience. Mid-market hotels are also adding room supply to cater to the growing preference of middle-income customers for premium options, arising out of their increasing affluence.

- Between fiscals 2023 and 2028, room inventory in mid-market hotels is expected to increase at a comparatively slower 1.5-2.5% CAGR, as mid-market hotel operators aim to enhance their occupancy rates in the light of significant inventory levels. Consequently, the share of the mid-market segment in total room inventory is expected to slightly increase to 27-29% in fiscal 2028.

Room inventory in the budget and mid-market hotel segments in India (in thousand)


CAGR (FY17-23):
Budget hotels: 3.0-4.0%; Mid-market hotels: 4.0-5.0%; Premium hotels: 4.0-5.0%
CAGR (FY23-28):
Budget hotels: 1.0-2.0%; Mid-market hotels: 1.5-2.5%; Premium hotels: 2.0-3.0%
51-53%
26-28%
19-21%
210-230
105-115
75-95
245-265
130-140
85-105
245-265
130-150
85-105
250-270
135-145
90-110
260-280
140-160
100-120
49-50%
27-29%
21-23%
280-300
155-175
120-130
FY17
FY20
FY21
FY22
FY23E
FY28P
Room inventory in budget hotel segment (in thousands)
Room inventory in mid-market hotel segment (in thousands)
Room inventory in premium hotel segment (in thousands)

Note: Value at the top of bar represents share of the respective segment in room inventory across hotel segments in India.
Note: E: Estimated; P: Projected
Source: CRISIL MI&A

Proportion of hotel bookings made online

Share of online hotel bookings to improve to 35-40% over the next five years

- CRISIL MI&A defines online bookings of hotels to include the following:

  Bookings made through captive websites of standalone hotels/hotel chains

  Bookings made using global distribution systems (GDS, which is a worldwide network of electronic reservation systems used by hotels and buyers to provide and avail of booking services)

  Bookings made using central reservation systems (CRS, which are computerised reservation systems that store and distribute information of room rates and availabilities for further transmission to sales channels)

  Bookings made via online travel agencies and online aggregators

- The share of online bookings has improved and is estimated to account for 30-35% share in total hotel bookings as of fiscal 2023. A rapid rise in internet penetration and smart phone usage, coupled with availability of cheap data packs for internet surfing, have brought about a behavioural change with Indian consumers becoming more comfortable with digital communication. Tech-savvy youngsters are increasingly becoming comfortable with the ease, speed and safety offered by online bookings. Proliferation of online payment platforms, along with lucrative discounts from banks, are encouraging customers to opt for digital transactions. On the supply side, most of the big hotel brands and chains have moved to the online platform via captive websites to target the millennials. Increased visibility offered by OTAs and aggregators, especially for smaller hotel chains and independent hotels, has also helped improve the share of online bookings. Among online channels, OTAs currently constitute a major share compared with captive websites of hotels, largely on account of the convenience offered in terms of comparison and competitive rates. User-generated reviews and visual previews of available options also aid customers in decision-making, thus adding to the convenience provided by OTAs.

- However, there is still a significant supply, especially among the mid-market and budget hotel segment, which is yet to become available online. Also, a large part of business travel bookings, which form a key segment for the hospitality industry, continues to be dominated by offline bookings. Corporates, especially the mid and small-sized ones, prefer offline booking channels for negotiating rates, rescheduling and cancellations, and customer support. As a result, offline bookings still hold a 65-70% share in overall hotel bookings.

- Going forward, the share of online bookings is expected to reach 35-40% by fiscal 2028, led by leisure travel with OTAs garnering a majority share. Growth in online hotel bookings will be driven by continued rapid adoption of smartphones and digital transactions, rising customer base of OTAs due to attractive offers and incentives, and a higher share of young travellers who are more comfortable with online bookings. Offline bookings, especially for the corporates segment, is expected to dominate even as its share drops to 60-65% of overall hotel bookings in fiscal 2028.

Share of online bookings in overall hotel bookings (%)

CAGR (FY17-23):
Online: 14.5-15.5%; Offline: 3.0-4.0%
CAGR (FY23-28):
Online: 10.5-11.5%; Offline: 5.0-6.0%



Rs 550-570 Bn
Rs 720-740 Bn
Rs 300-320 Bn
Rs 520-540 Bn
Rs 800-820 Bn
Rs 1,130-1,170 Bn
80-85%
15-20%
72-77%
23-28%
68-73%
27-32%
67-72%
28-33%
65-70%
30-35%
60-65%
35-40%
FY17
FY20
FY21
FY22
FY23E
FY28P
Online bookings (%)
Offline bookings (%)

Note: Market size (in Rs billion) of organised and branded hotels in India is shown at the top of each bar.
Note: E: Estimated; P: Projected
Source: CRISIL MI&A

Proportion of hotel bookings through mobile phones

Share of online hotel bookings through mobile phones estimated at 67-72% as of fiscal 2023

Online booking of hotels is typically made using desktops, laptops, tablets, and mobile phones by accessing websites or applications. CRISIL MI&A has defined bookings via mobile phones to include those via websites and applications.

As per industry interactions, nearly 20-25% of online hotel bookings were made through mobile phones, 6 to 8 years ago, while online bookings made through other devices made up for the remaining 75-80%. In fiscal 2014, penetration of mobile data was very low, with most mobile users using slow 2nd generation (2G) connections (~186 million as of March 2013) and a relatively smaller mobile subscriber base using 3rd generation (3G) data connections (~47 million as of March 2014). Moreover, fewer mobile handsets were optimised for website or application-viewing due to small screen sizes and lower screen resolutions. Mobile application usage was at a nascent stage due to a higher share of feature

phones compared with smartphones, which were relatively expensive. As a result, the number of hotel bookings made on mobile websites or applications was restricted to a relatively smaller share of total online bookings of hotels.

Over the past 6-8 years, however, technological advancements have enhanced the features and screens of smartphones, leading to an optimum viewing experience. The launch of 4th-generation (4G) data in 2016 at cheap prices by Reliance Jio forced other incumbents to lower their data tariffs to stay competitive, resulting in a price war that increased the affordability of 4G data for mobile subscribers. The availability of cheap mobile data, coupled with the entry of multiple Chinese players offering feature-rich smartphones at affordable prices, boosted the 4G subscriber base to an estimated 470-480 million by fiscal 2019 from a mere 8 million in fiscal 2016. At the same time, mobile users, particularly the tech-savvy young population, grew comfortable with mobile application usage, largely due to improving user experience and the convenience of digital transactions, which picked up pace after demonetisation. Finally, companies also started focussing on providing user-friendly applications as technology improved. All these factors led to the share of mobile bookings in online hotel bookings jumping to 67-72% in fiscal 2023, even as the share of other devices dropped to 28-33%.

Going forward, with a substantial increase in the number of smartphone users, customers are more likely to prefer using mobile applications for hotel bookings. In addition with increase in 5G subscriber base going ahead, the share of mobile online hotel bookings is expected to rise to 71-76% in fiscal 2028, even as the share of other devices falls to 24-29%.

Share of online hotel bookings (%) made through mobile phones



53-58%
42-47%
28-33%
67-72%
24-29%
71-76%
FY17
FY23E
FY28P
Mobile bookings (%)
Online bookings through other devices (%)

Note: E: Estimated; P: Projected
Source: CRISIL MI&A

Split in hotel bookings made online by tier 1, 2 and 3 cities

Share of tier 2 and 3 cities in online hotel bookings set to rise

As per the 7th Pay Commission, the Ministry of Finance has classified cities into X, Y, and Z categories for the purpose of house rent allowance (HRA). They are cities with a population of more than or equal

to 5 million, between 0.5 million and 5 million, and less than 0.5 million, respectively, based on Census 2011. For the purpose of this study, CRISIL MI&A has considered X, Y and Z category cities as tier 1, 2 and 3 cities, respectively.

- Based on industry interactions, tier 1 cities accounted for 80-85% of online hotel bookings on a pan-India level six to eight years ago as higher customer awareness about the benefits of online bookings encouraged tier 1 city hotels to list their inventory online. Customers from tier 1 cities were using online platforms provided by hotels, online travel agencies, and aggregators for online bookings. In contrast, hotels in tier 2 and 3 cities continued to operate largely via offline mode, lacking comfort in dealing with OTAs and other online aggregators. This was especially true in the case of smaller and independent branded hotels. Moreover, a majority of their clientele also preferred the offline mode for bookings. Limited internet connectivity, higher tariffs, and lower usage of smart phones and laptops/desktops compared with metro cities acted as barriers for hotels in tier 2 and 3 cities to list their inventories online. Consequently, the share of tier 2 and 3 cities together was limited to 15-20% of online hotel bookings.

- However, factors such as increased 4G coverage, affordable handsets, and low wired broadband infrastructure penetration in rural areas will drive 4G addition. Reliance Jio's (a 4G-only telco) plan to launch affordable 4G and 5G handsets will also support 4G data subscriber growth. With telcos expanding 4G services in rural areas in a focussed and aggressive manner, their subscriber base has grown rapidly in recent times. While the growth in urban areas is expected to slow, that in rural areas, where penetration remains low, is expected to drive overall growth. These factors have pushed up the combined share of tier 2 and 3 cities in online bookings to 37-42%, as of fiscal 2023, even as the share of tier 1 cities has fallen to 58-63%.

- A further improvement in internet penetration, coupled with rising disposable incomes and growing business travel in tier 2 and 3 cities, is expected to push their combined share of online bookings up to 40-45% in fiscal 2028, even as the share of tier 1 cities drops to 55-60%.

Tier-wise split of online hotel bookings (%)


23-28%
72-77%
37-42%
58-63%
40-45%
55-60%
FY17
FY23E
FY28P
Online hotel bookings from tier-2/3 cities (%)
Online hotel bookings from tier-1 cities (%)

Note: Market size (Rs billion) of online bookings in organised and branded hotels in India is shown at the top of each bar.
Note: E: Estimated; P: Projected
Source: CRISIL MI&A

Government initiatives

India ranked 54th in Travel and Tourism Competitiveness Index 2021

- The Union Ministry of Tourism (MoT) is responsible for marketing and promoting India as a premier tourist destination inside the country and abroad. Towards this end, it formulates programmes and schemes, devises growth-oriented policy measures, and coordinates with private and government agencies. It is augmenting tourism infrastructure, easing visa regime, assuring quality service by industry players, and promoting sustainable tourism to make India a tourist destination throughout the year.

- Globally, the country has been consolidating its position as an important tourism destination. In the Travel and Tourism Competitiveness Index 2019 of the World Economic Forum, a global ranking, India improved its position to 34, jumping 18 spots from 52 in 2015. India (40th to 34th) had the greatest improvement over 2017 among the top 25% of all countries ranked in the report. However, as of the 2021 report, India's rank has dropped to 54th.

Key government initiatives for tourism

- Over the years, the ministry has undertaken several initiatives to promote tourism in the country, at the national as well as global levels. Some of them are as follows:

National Tourism Policy 2002

- **National Tourism Policy 2002 aims to position tourism as a major engine of economic growth**

- A national policy on tourism was first formulated and presented in the Parliament in 1982, highlighting the importance of the sector for the country. Later in 2002, a National Tourism Policy (NTP) was introduced. The policy sought to enhance the employment potential of the tourism sector and foster its integration with other sectors. A new draft National Tourism Policy was formulated in 2015, taking into account latest global developments and advancements that have had a strong impact on the sector. However, this is yet to be approved.

- **Salient features of the new draft policy**

Focus on employment generation and community participation in tourism development

Stress on developing sustainable and responsible tourism

Development of the sector through linkages with various ministries, departments, states/Uts and stakeholders

Vision is to position India as a 'must experience' and 'must re-visit' destination for global travellers, while encouraging Indians to explore their own country

Development and promotion of varied tourism products, including the culture and heritage of the country, as well as niche products such as medical and wellness, MICE, adventure, and wildlife

Development of core infrastructure (airways, railways, roadways, waterways, etc.) and tourism infrastructure

Development of quality human resources in the tourism and hospitality sectors, across the spectrum of vocational to professional skills development and opportunity creation

Creation of an enabling environment for investment in tourism and tourism-related infrastructure, with an emphasis on technology

Focus on domestic tourism as a major driver of the sector's growth

Focus on promotions in established source markets and potential markets, with targeted and country-specific campaigns

- With the MoT promoting niche tourism products, new destinations such as Bekal, Mahabalipuram and Puducherry have emerged as tourist attractions. With the advent of such destinations, the need for quality hospitality is also fast evolving. This is encouraging branded hospitality companies to set up new properties in such destinations. This is expected to augur well for the overall travel and tourism industry in the medium to long term.

Incredible India 2.0 campaign

- **Incredible India 2.0 campaign focussing on niche tourism products, including wellness, yoga, luxury. And cuisine**

- The 'Incredible India' campaign was launched by the MoT in 2002 to promote the country as a popular tourist destination among the global travellers by showcasing different aspects of Indian culture, including yoga and spirituality. The campaign also sought to bring in a professional touch in tourism promotion by integrating communication strategies. In 2008, the ministry launched the 'Atithi Devo Bhava' campaign. The audience of this campaign was the domestic population. It sought to create awareness about the need for good behaviour and etiquette when engaging with foreign tourists. It complemented the Incredible India campaign.

- In September 2017, the ministry launched the 'Incredible India 2.0' campaign, which shifted the focus from generic promotions to specific, theme-based ones such as spiritual, medical and wellness tourism. The schemes under the Incredible India 2.0 campaign include the UDAN scheme, Bharatmala and Sagarmala projects, and the Holistic Island Development plan that focuses on the Andaman & Nicobar (A&N) and Lakshadweep islands. This creates jobs for the islanders and increases connectivity through infrastructure projects. The 'Find the Incredible You' campaign won the Pacific Asia Travel Association (PATA) Gold Award 2019.

- In June 2018, the MoT revamped the Incredible India website, showcasing the country as a holistic destination for spirituality, heritage, adventure, culture, yoga, and wellness. The website is fully responsive with mobile phones, and is easy to navigate on a wide range of web browsers and portable devices.

Swadesh Darshan

- **Rs 55.2 billion sanctioned for projects as per fiscal 2022 Ministry of Tourism annual report**

- In January 2015, the ministry launched the Swadesh Darshan scheme for integrated development of five theme-based tourist circuits, namely Himalayan Circuit, North-East Circuit, Krishna Circuit, Buddhist Circuit, and Coastal Circuit. By 2017, 10 more thematic circuits were introduced, taking the total to 15.

As per the fiscal 2022 annual report of Ministry of Tourism, the ministry has sanctioned a total of Rs 55.2 billion for 76 projects across 13 themes and 30 states/Uts under the scheme. The respective amount released is Rs 44.2 billion.

Dekho Apna Desh initiative and Vibrant Villages Programme (VVP)

- The MoT initiated the "Dekho Apna Desh" initiative and the purpose of these webinars is to promote various tourism destinations in India, shedding light on both lesser-known locations and hidden facets of popular destinations. These webinars showcase the rich culture, heritage, handicrafts, and cuisine of the destinations, in addition to highlighting the tourist spots. The initiative aims to unveil the unexplored aspects of India to its citizens, inspiring them to embark on travels. The Ministry of Tourism has curated a collection of all the webinars, and their YouTube links are available on the Incredible India Social Media handles. These webinars have been ongoing since 14th April 2020, and a total of 165 sessions have been conducted as of November 2022.

The Government included tourism infrastructure and amenities in the "Vibrant Villages" Programme (VVP) to boost tourism in border villages, fostering economic growth and development. Approved on 15th February 2023, the VVP is a Centrally Sponsored Scheme that focuses on comprehensive development in select villages across 46 blocks in 19 districts neighbouring the northern border in states like Arunachal Pradesh, Himachal Pradesh, Sikkim, Uttarakhand, and the Union Territory of Ladakh. The program encompasses various interventions, such as promoting tourism, preserving cultural heritage, fostering skill development and entrepreneurship, and enhancing cooperative societies in agriculture, horticulture, and medicinal plant cultivation. Additionally, it aims to provide essential amenities like road connectivity, housing, village infrastructure, renewable energy solutions, and television and telecom connectivity to previously isolated villages. The VVP's ultimate goal is to create compelling incentives for residents to thrive in the selected villages.

Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive (PRASHAD)

- **Rs 12.14 billion sanctioned as of December 2021**

- In fiscal 2015, the ministry launched the Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive (PRASHAD) scheme to develop tourism infrastructure in the country. Various sites, such as Ajmer (Rajasthan), Amritsar (Punjab), Amaravati (Andhra Pradesh), Dwarka (Gujarat), Gaya (Bihar), Kedarnath (Uttarakhand), Kamakhya (Assam), Kanchipuram (Tamil Nadu), Mathura

(Uttar Pradesh), Puri (Odisha), Varanasi (Uttar Pradesh). And Velankani (Tamil Nadu). Were brought under the scheme.

After discontinuation of Heritage City Development and Augmentation Yojana (HRIDAY) of the Ministry of Housing and Urban Development, the projects for development of heritage destinations were brought under the PRASHAD scheme. Accordingly, the scheme's guidelines were modified. It was also renamed as the National Mission on Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive or PRASHAD in October 2017.

Under PRASHAD scheme, 57 sites have been identified at present in 29 states/Uts for development. Since the inception of the scheme, an amount of Rs. 12.1 billion has been sanctioned for 37 projects in 24 states. The respective amount released for the same is Rs 7.57 billion

Adopt a Heritage

- **As of December 2021, 29 MoUs have been signed under the scheme**

- The initiative was launched in September 2017 and is a collaborative effort between the MoT, Ministry of Culture, Archaeological Survey of India (ASI), and state governments/Uts. Under the scheme, the government invites public sector and private sector companies and individuals to become 'Monument Mitras' and adopt heritage sites to develop amenities and facilities at these sites. The 'Monument Mitras' will construct, landscape, illuminate and maintain activities related to provision and development of basic and advanced tourist amenities at the adopted site. 29 MoUs have been signed under this programme as of December 2021. This includes 27 sites and 2 technological interventions across India.

Special focus on the north-east region

- **North-east India has huge potential for tourism**

- The MoT provides special financial assistance to the north-east states (Arunachal Pradesh, Assam, Manipur, Meghalaya, Mizoram, Nagaland, Tripura, and Sikkim) for development of tourism infrastructure, promotion of fairs/ festivals and tourism-related events in the region, information technology-related projects, publicity campaigns, market development assistance, human resource development, market research, etc. Some of the initiatives the MoT has taken for the region are as follows:

Regular familiarisation (FAM) tours to the north-east for travel and media representatives from overseas

Domestic campaigns to promote tourism in the region

International Tourism Mart organised annually to highlight the tourism potential in the region

As of April 2019, the government is developing Majuli Island in Assam as a world heritage tourist resort to attract domestic and foreign tourists

In October 2018, the Ministry of Development of North Eastern Region (DoNER) launched North-East Tourism application to facilitate a single-point portal for information about the region

Tourism-related initiatives under Swachh Bharat Mission

- The MoT undertook the Swachhta Action Plan for fiscal 2022, implemented by the Indian Institute of Tourism and Travel Management, Gwalior. In fiscal 2022, the ministry carried out Swachhta Action Plan activities via video conference through webinars, audiovisuals, etc., at 55 sites in 12 states/Uts to create awareness among school / college students and stakeholders of tourist centres.

Statue of Unity

- Inaugurated in October 2018, the statue of Sardar Vallabhbhai Patel, also known as Statue of Unity, is situated in Gujarat's Narmada district. It is the tallest statue in the world at 182 metres. The project, which is well-connected to expressways and the rail system, is estimated to have been visited by an average of over 12,000 tourists every day during its inauguration month, as per media reports, quoting government spokespersons. The statue is expected to boost the tourism and hospitality industry in the state.

E-visa

- **As of 2020, e-visa facility was available to nationals of 171 countries, restored for 156 countries as of September 2022**

- In order to make travelling to India easier, the Government of India introduced the tourist visa on arrival (TVOA) scheme in January 2010 for citizens of Finland, Japan, Luxembourg, New Zealand, and Singapore. A year later, the scheme was extended to six more countries - Cambodia, Indonesia, Laos, Myanmar, the Philippines, and Vietnam, taking the total number to 11.

- The scheme was aimed at attracting foreign tourists by encouraging them to plan tours to India even at short notice. For the grant of TVOA, tourists from the 11 countries were required to fill a simple visa application form on arrival at designated airports.

- TVOA also allowed group visas, under which foreign tourists arriving in groups of four or more, sponsored by MoT-approved Indian travel agencies and with a pre-drawn itinerary, were granted collective landing permit for a period not exceeding 60 days, with multiple entry facilities.

- In September 2014, the government launched tourist visa on arrival enabled by electronic travel authorisation (TVOA-ETA) for 46 countries to facilitate short-duration international travellers. The facility allowed online pre-authorisation of visa, which was handed to tourists on arrival. TVOA-ETA was single-entry visa valid for 30 days.

- The nomenclature TVOA-ETA, though, led to confusion, and many tourists presumed that the visa would be granted on arrival in India. Thus, the TVOA-ETA scheme was renamed e-tourist visa (eTV) in November 2014. In February 2016, 150 countries were brought under the scheme. Effective April 2017, eTV was further subdivided into three categories – e-tourist visa, e-business visa, and e-medical visa – and extended to 161 countries. As per a Press Information Bureau (PIB) release dated November 2018, two new categories of e-visa were introduced – e-conference visa and e-medical attendant visa.

- As of March 2020, before Covid-19 restrictions, the e-visa scheme was applicable to citizens of 171 countries.

- With the advent of e-visa facilities, the number of foreign nationals utilising the same to arrive in India has been trending up.

Trend in e-visa arrivals in India

Year	FTA in India (million)	Arrivals on e-visa (million)	Share of e-visa arrivals in FTA (%)
2014	7.68	0.04	0.5
2015	8.03	0.45	5.5
2016	8.80	1.08	12.3
2017	10.04	1.70	16.9
2018	10.56	2.37	22.4
2019	10.93	2.93	27.0
2020	2.74	0.84	30.5
2021	1.52	0.07	4.8
2022	6.19	0.6*	9.3*

*Note: NA:Not Available, *e-visa data available only for 6 months of 2022 (Jan-June)*
Source: Ministry of Tourism website, Indian Tourism Statistics

Key government policies for hospitality sector

- The hospitality sector is an important component of and a key contributor to the travel and tourism experience. To provide uniform standards of facilities and services in hotels in India, the MoT has formulated a voluntary scheme for classification of hotels across star categories, from five-star deluxe to one star, and across heritage-category hotels.

- Some of the key policies related to the hospitality sector in India are:

- **Inclusion of 'three star and above' category hotels in the harmonised master list of infrastructure**

- The Ministry of Finance (Department of Economic Affairs) has issued the harmonised master list (HML) of infrastructure sub-sectors, which includes hotels under the category of social and commercial infrastructure. As per the October 2017 notification, under tourism infrastructure, the following have been included:

  Three-star or higher category-classified hotels located outside cities with population of more than 1 million

  Ropeways and cable cars

- The categories included in the infrastructure sub-sectors guide all agencies responsible for supporting infrastructure in various ways, including easier access to long-term funding and lower interest rates. This is expected to provide an impetus to the development of hotel infrastructure in India.

- **100% FDI allowed to encourage investments in hotel infrastructure**

- In India, 100% FDI is permitted for all construction development projects, such as hotels and resorts, recreational facilities, city and regional-level infrastructure. Although FDI in the sector is subject to a lock-in period of three years based on certain conditions, special dispensation has been given for construction of hotels and resorts, recreational facilities, hospitals, educational institutions, special economic zones, old age homes, and investment by non-resident Indians. Further, conditions regarding minimum capitalisation and area restriction have been removed.

- The hotel and tourism sector received FDI equity inflow of Rs 1,025.6billion ($16.7 billion) between April 2000 and March 2023, accounting for 2.63% share of cumulative FDI equity inflow in the country during the period.

Year-wise trend in FDI equity inflows in hotel and tourism sector


250
200
150
100
50
0
35.4
14.6
47.9
177.8
29.5
48.8
86.3
61.4
72.8
75.9
210.6
27.6
54.1
26.1
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FDI inflows in Hotels & Tourism sector (Rs billion)

Source: Department of Industrial Policy & Promotion

Impact of Goods & Services Tax on the hotels industry

- **GST charged on transacted room rate instead of declared tariff**

- Prior to the implementation of GST, hotels across India charged taxes such as VAT, service tax, and luxury tax as per the respective state policies, and these varied widely from one state to another. Post implementation of GST in July 2017, hotels were brought under uniform tax slabs of 12%, 18% and 28%, based on their declared tariff rates. This resulted in considerable confusion, wherein customers who secured bookings below the declared tariffs were still charged GST as per the declared tariff rates. To counter this, the GST Committee changed the base by replacing declared tariff value with value of supply, or actual transacted value.

- In September 2019, the GST Council also reduced taxes for hospitality sector effective October 1, 2019, to provide a boost to the sector.

Applicable GST slabs for hotels and restaurants

Services	GST rates (applicable before October 1, 2019)	GST rates (applicable after October 1, 2019)	GST rates (applicable after July 18, 2022)
Hotel stay with room rate of less than Rs 1,000 per day	Nil	Nil	12%
Hotel stay with room rates between Rs 1,000 and Rs 2,500 per day	12%	12%	12%
Hotel stay with room rates between Rs 2,500 and Rs 7,500 per day	18%	12%	12%
Hotel stay with room rates charged above Rs 7,500 per day	28%	18%	18%
Restaurants in five-star hotels (with standard room rate < Rs 7,500)	5% (no input tax credit)	5% (no input tax credit)	5% (no input tax credit)
Restaurants in five-star hotels (with standard room rate > Rs 7,500)	18% (with input tax credit)	18% (with input tax credit)	18% (with input tax credit)

Source: CRISIL MI&A

Travel and tourism under Make in India initiative

- **Tourism and hospitality among sectors identified under Make in India**

- Make in India was launched in September 2014 with the aim to transform India into a global hub for manufacturing, research and innovation. Tourism and hospitality is one of the 25 sectors identified by the government under the programme. Additionally, sectors conducive to growth of tourism and hospitality - such as wellness, railways, roads and highways - have also been included in the scheme.

Sectors under Make in India programme

Automobiles	Aviation	Chemicals	IT & BPM	Pharmaceuticals
Construction	Defence manufacturing	Electrical machinery	Food processing	Textiles and garments
Ports	Leather	Media and entertainment	Wellness	Mining
Tourism and hospitality	Railways	Automobile components	Renewable energy	Biotechnology
Space	Thermal power	Roads and highways	Electronics systems	Oil and gas

Source: Make in India website

- Some of the key initiatives specific to tourism and hospitality, and related sectors are:

  Under the HML of infrastructure, three star or above category hotels outside cities with population of more than 1 million have been included. The list also includes ropeways and cable cars

  Focus on skill development with several government-run hotel management and catering technology institutes and food craft institutes established to impart specialised training in hoteling and catering

  Development of ayurveda, yoga, naturopathy, unani, siddha and homoeopathy (AYUSH) infrastructure, comprising registered practitioners, dispensaries and hospitals to boost wellness-related tourism

Liberal FDI policies across sectors such as hotels, AYUSH, railways, roads and highways, which is expected to improve overall infrastructure and connectivity

- These measures are expected to provide a fillip to business as well as leisure travel to India, thereby benefiting the travel and tourism industry.

Key government policies for other sectors impacting the hospitality industry

- CRISIL MI&A has considered the following related sectors for their impact on tourism and hospitality:

- **Aviation industry**

National Civil Aviation Policy 2016 and UDAN under Regional Connectivity Scheme

- The National Civil Aviation Policy was launched in 2016, under which the government proposed to take flying to the masses by making it affordable and convenient. The policy aims at enabling 300 million domestic ticketing by 2022, 500 million by 2027, and 200 million international ticketing by 2027. One of the key components of the policy is to enhance regional connectivity through fiscal support and infrastructure development. As aviation and tourism are interconnected, the policy will have significant beneficial impact on both sectors. To address the issue of regional connectivity and connectivity to tier II and III cities, the Ministry of Civil Aviation and the Government of India launched Ude Desh ka Aam Nagrik (UDAN) in April 2017. The scheme aims at providing connectivity to unserved and under-served airports of the country through revival of existing airstrips and airports. Key provisions under UDAN are:

Price of Rs 2,500 (including all taxes) capped for one-hour flights with subsidised seats (minimum nine seats and maximum 40 seats)

UDAN scheme also provides viability-gap funding (VGF) for the price-capped seats as decided through bidding. However, the scheme is limited to airports listed in the document and subject to states with VAT on ATF less than 1%, with acceptance to contribute 20% to VGF

The scheme is expected to be operational for 10 years

- As per a PIB release dated August 2021, 361 routes and 59 airports (including five heliports and two water aerodromes) have been operationalised under UDAN.

- Also, as per a PIB release dated March 2021, the Ministry of Civil Aviation (MoCA) has proposed ~392 routes under UDAN 4.1 bidding process. The UDAN 4.1 round is focused on connecting smaller airports, along with special helicopter and seaplane routes. In addition to these, some new routes have been proposed under the Sagaramala Seaplane Services, in consultation with the Ministry of Ports, Shipping and Waterways.

- As the scheme aims at promoting tourism by developing the regional aviation market and making flying affordable, it is expected to act as a booster for business and leisure travel.

- As per a PIB release dated August 2022, there are 141 operational airports. Under the UDAN Scheme, 68 unserved destinations (58 airports, 8 heliports, 2 water aerodromes) have been connected, and 425 new routes were initiated under the scheme. The target of 220 destinations (airports, heliports, water aerodromes). Additionally, it seeks to establish 1000 air routes to provide connectivity to

previously unconnected locations across the country. Already, 156 airports have been awarded 954 routes under the UDAN scheme.

Wellness

- **India's traditional healthcare therapies - ayurveda and yoga - expected to drive medical tourism**

- The MoT categorises medical and wellness tourism under niche tourism. In line with this, medical visas were introduced to foreign travelers coming to India specifically for medical treatment. E-medical visas were introduced in April 2017 and were available to nationals of 171 countries as of March 2020, restored for nationals of 156 countries. Additionally, the National Medical and Wellness Tourism Board was set up in 2015 as an umbrella organisation to govern and promote medical tourism in India, including the Indian system of medicine covered by AYUSH.

- While medical tourism is mainly driven by the private sector, the MoT has also taken steps to market and promote this concept in key markets.

Roads

- The Ministry of Road Transport and Highways (MoRTH) is responsible for formulating and administering policies for road transport, national highways and transport research, in consultation with stakeholders, to increase efficiency of the road transport system in India. Some of the key projects undertaken, which are expected to improve connectivity and consequently aid travel and tourism industry growth, are:

Bharatmala Pariyojana

- Bharatmala Pariyojana is the umbrella programme that aims to optimise efficiency of road traffic movement across the country by bridging critical infrastructure gaps. The project will focus on connectivity of areas of economic activity, places of religious and tourist interest, border areas, backward and tribal areas, coastal areas, and trade routes with neighbouring countries.

- As per data on the official website accessed on September 2022, ~24,800 km is being considered in Phase I of Bharatmala. In addition, Bharatmala Pariyojana Phase-I also includes 10,000 km of balance road works under National Highways Development Project, taking the total to 34,800 km, at an estimated cost of Rs 5,35,000 crore. Bharatmala Phase-I is to be implemented over five years, i.e., fiscals 2018 to 2022. However, the project is running in delays.

Setu Bharatam

- Under this project, MoRTH has targeted replacement of level crossings on national highways by constructing 208 road over bridges /road under bridges not falling under any other programme, at an estimated cost of Rs 500 billion.

Chardham Mahamarg Vikas Pariyojna

- The project aims to provide easy access to four *dhams* - Gangotri, Yamunotri, Kedarnath, and Badrinath - in Uttarakhand. These four *dhams* are prominent pilgrimage centres in India. The project entails development of 889 km of two-lane roads with paved shoulders at an estimated cost of Rs 120 billion. The project is being taken up on engineering, procurement and construction basis. Out of the

total 53 civil works covering the entire length of 889 km under Chardham project, 40 civil works totalling Rs 94.74 billion (including cost of pre-construction works of Rs 4.91 billion) covering 673 km have been sanctioned. 34 works covering 604 km amounting to Rs 79.23 billion have been awarded, out of which 30 works totalling Rs 76.79 billion covering 589 km are ongoing and 78 km have been completed till March 2019, and two works to Rs 1.41 billion covering 1.1 km have been completed. For the remaining two works, dates and other details are yet to be given.

Multimodal Logistics Parks (MMLPs)

- A network of 35 MMLPs has been identified for development in phase I of the Bharatmala Pariyojana project. These MMLPs will act as regional intermodal freight-handling facilities with mechanised material handling provisions, and comprise warehouses, specialised cold chain facilities, freight / container terminals, and bulk / break-bulk cargo terminals.

- **Other landmark projects being implemented include:**

Vadodara-Mumbai Expressway

Delhi-Mumbai Expressway

Bengaluru-Chennai Expressway

Nagpur-Hyderabad-Bengaluru Expressway

Kanpur-Lucknow Expressway

Railways

- Trains are a cheap and reliable mode of transport in India. Almost all places of tourism in India are accessible by rail. The Indian Railways encourages tourism by offering different promotional schemes, tour packages, special trains, charter trains, luxurious trains, and coaches. The Indian Railway Catering and Tourism Corporation (IRCTC), which is a subsidiary of the Indian Railways, handling catering, tourism and online ticketing operations of the Indian Railways, focuses on rail tourism via special trains, schemes and packages as detailed below:

Bharat Darshan Tourist Train

- Bharat Darshan Tourist Trains are special trains and tour packages offered by IRCTC, primarily targeting budget tourists. These trains operate from various cities across the country on various circuits, covering various tourist destinations. Priced at Rs 900 per day per passenger for non-AC sleeper class and Rs 1100 for 3AC (plus applicable GST), the tour package is inclusive of rail and road travel, meals, sightseeing and accommodation. Additionally, tourists are insured for accidental claim up to Rs 1 million. IRCTC operated 42 trips of the Bharat Darshan tourist train in FY 2021-22 carrying 30,714 passengers.

Pilgrim special trains

- For travellers seeking to enhance their spiritual experience, pilgrimage special tour packages have been developed by IRCTC. Tickets are attractively priced at Rs 900 and Rs 1,500 per day per person + GST for sleeper class and 3rd AC class passengers, respectively. During FY 2021-22, IRCTC has operated 17 trips of Pilgrim Special Tourist Trains carrying 9,974 pilgrim passengers.

Buddhist Circuit Special Train

- Started in 2007, the Buddhist Circuit Special Train is a fully air-conditioned train offering seven nights/ eight days package covering all major Buddhist pilgrim locations in India and Lumbini in Nepal.

Gandhi Circuit Special Train

- The IRCTC started the Gandhi Darshan Special Circuit Train in June 2017 to commemorate the centenary celebration of Sabarmati Ashram in Gujarat. The train offers an all-inclusive tour package across major tourist places connected to the life of Mahatma Gandhi.

Maharajas' Express

- Maharajas' Express was launched in 2010 and has been the recipient of the world's leading luxury tourist train consecutively from 2012 to 2017 at the World Travel Awards. The train operates on five different itineraries, out of which three are of seven nights/ eight days and two are of three nights/ four days, covering Ajanta, Udaipur, Jodhpur, Bikaner, Jaipur, Ranthambore, Agra, Balasinor, Gwalior, Khajuraho, Varanasi, and Lucknow.

State Special trains

- The IRCTC runs special tourist train tours in collaboration with state governments. These train tours cover various destinations of tourist and pilgrim importance across India. In fiscal 2020, IRCTC tied up with state governments of Delhi, Madhya Pradesh, Odisha, Rajasthan and Jharkhand to operate State Special trains. In FY 2021- 22, IRCTC has operated 16 State Special Trains for Delhi Government and carried 15,757 tourists to various pilgrim places.

Tourism portal

- The IRCTC launched its tourism portal www.irctctourism.com in March 2007. It offers online booking of tourist trains, air tickets and tour packages through rail/ air/ land, hotels, and cabs. The IRCTC revamped the website to improve user-friendliness and facilities offered, and planned to introduce offerings, such as cruise and river cruise packages, cargo business, AC tourist trains, adventure tourism packages, foreign exchange, visa, and international travel insurance.

E-catering services

- The IRCTC launched e-catering services in 2015, wherein passengers can log onto the e-catering website, enter a valid PNR and choose from the menu. Orders are accepted over call or SMS as well. Further, to make the services passenger-friendly, online and cash-on-delivery services are available for e-catering services. Besides food from IRCTC-managed food plazas and fast food units, reputed food chains such as McDonald's, KFC, Switz Foods, Only Alibaba, Dominos, Haldiram, Bikanerwala, Nirulas, Sagar Ratna, and Pizza Hut have tied up with IRCTC to serve passengers.

An overview of air and port freight industries in India

Review and outlook of air freight

Domestic air freight traffic is estimated to grow at 9-12% CAGR during fiscals 2023 to 2028

- Post decline of ~35% in fiscal 2021 domestic freight traffic in fiscal 2022 has grown by ~36% on-year to 646 thousand tons, similar to fiscal 2017 levels. Recovery in freight traffic was faster than the recovery in passenger traffic in fiscal 2022 as cargo traffic was lesser impacted during the second and third waves of the pandemic.

- In fiscal 2023, domestic freight traffic has seen an on-year growth of ~12% to 725 thousand tonnes in fiscal 2023, surpassing pre-Covid highs attained in fiscal 2019, led by a low base, continued economic revival, rising demand from e-commerce and related sectors and increased capacity deployment by airlines.

- Going ahead, domestic freight traffic is expected to reach 1,100-1,300 thousand tonnes by fiscal 2028, growing at a CAGR of 10-12% from fiscal 23, led by increased capacity and connectivity on domestic routes, and higher GDP growth leading to high goods transfer within the country.

Domestic air traffic trend and outlook (‘000 tonne)



'000 tonne
1400
1200
1000
800
600
400
200
0
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
635
697
761
733
475
646
725
1100 - 1300
9.8%
9.2%
-3.7%
-35.2%
36.0%
12.2%
FY23-28P: 10-12%
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY28P

Note: P - projected
Data for FY21 and FY22 also includes unscheduled cargo operations including Lifeline UDAN and cargo charter flights
Source: DGCA, CRISIL MI&A

International air-freight traffic estimated to grow at 10-13% CAGR during fiscals 2023 to 2028

The covid-19 pandemic has led to a structural shift in the air cargo market due to

1. Rising trade with other nations as both imports and exports are on an upswing with recovery in the Indian and world economy
2. Rise in e-commerce activity attributable to a permanent shift brought about by the pandemic as more people get comfortable with online ordering
3. The Indian government halting fifth freedom cargo flights
4. Neighboring countries such as Vietnam and Bangladesh have high volume of exports to Europe and other nations and India is the preferred air cargo hub for them as the Indian airline network and air cargo market is better developed than those countries
5. Government initiatives like FDI in manufacturing and Make in India enabling export oriented manufacturing of electronics, Pharmaceuticals, etc. to facilitate air cargo growth
6. Rising congestion at ports and other supply-chain bottlenecks, coupled with skyrocketing shipping prices, pushing demand towards air freight services and
7. Considering the forecasted growth in passenger capacity of domestic airlines resulting in fleet expansion thereby producing an additional belly capacity for air freight

Led by these factors fiscal 2022 has seen a year-on-year growth of ~29% on a low pandemic impacted base of 1961 thousand tons in fiscal 2021. However, freight traffic is declined by ~5% on-year in fiscal 2023 to 1,865 thousand tons which can be attributable to drop-in sea freight rates and global economic pressure

Going forward, the international freight traffic is expected to grow at a CAGR of 10-13% between fiscal 2023 and 2028 reaching 3,000 – 3,500 thousand tons by fiscal 2028.

International air traffic trend and outlook ('000 tonne)



'000 tonne
3500
3000
2500
2000
1500
1000
500
0
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
1855
2144
2200
2003
1521
1961
1865
3000 - 3500
15.6%
2.6%
-9.0%
-24.1%
28.9%
-4.9%
FY23-27P: 10-13%
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY28P

Note: P - projected
Source: AAI, CRISIL MI&A

Review and outlook of port traffic

Traffic at Indian ports to witness 2-4% CAGR growth during fiscals 2023 to 2028

- Port traffic in fiscal 2021 de-grew around 5%, while the past five-year CAGR was 2.2%. In fiscal 2022, traffic growth rebounded with 4.4% on-year growth. Growth in fiscal 2022 is majorly driven by key commodities coupled with the low base of fiscal 2021. Furthermore, port traffic is estimated to have grown by 8-9% in fiscal 2023. The growth in fiscal 2023 was primarily driven by the robust growth in coal cargo traffic on the back of higher domestic demand due to increased power requirements in the country.

- Over fiscals 2023-2028, growth at Indian ports is expected to be at 2-4%. However, tapering growth in Coal and POL (Petroleum Oil and Lubricants) segment, led by slower consumption in crude oil and import substitution of coal along with plateauing of iron ore exports is expected to moderate cargo traffic over long term.

- That said, the share of major ports has been declining as non-major ports are able to provide better efficiencies and shorter turnaround time (TAT) with competitive rates. Over the next five years, non-major ports are expected to grow at a pace similar to major ports due to a fall in imports and slight growth in coastal traffic.

Port traffic trend and outlook (million tonne)



Mn tonne
FY22-28P 2-4%
1800
1600
1400
1200
1000
800
600
400
200
0
1208
1307
1331
1264
1320
1400 - 1450
1600 - 1700
529
605
615
583
610
650-700
750 - 800
679
702
716
681
710
750-800
850 -900
FY18
FY19
FY20
FY21
FY22
FY23E
FY28P
Major port traffic
Non-major port traffic

Note: P - projected
Source: Indian Ports Association (IPA), CRISIL MI&A

Container traffic is expected to revive on account of lower container costs and higher imports

- In fiscal 2023, the growth in container traffic witnessed a muted growth of 3% due to the emergence of unfavorable macroeconomic factors such as economic slowdown, inflationary pressure and high freight costs during the fiscal. Furthermore, reduced stress levels on global supply chains due to the absence of COVID-induced restrictions resulted in the easing of acute shortage in container availability and faster turnaround times in ports. As a result, lesser number of containers were needed

for transportation. However, in the medium term, low container traffic per capita in India and containerization's inherent benefits like cost-effectiveness would act as key levers for growth in container traffic. Having said that, containerized exports are likely to encounter headwinds in fiscal 2024 due to economic slowdown in many of India's trading partners.

- Going forward, the container segment is expected to see a growth of 4.5-6.5% over fiscals 2023-2028. Container traffic is further expected to benefit from higher imports, lower container costs and greater container availability.

Container traffic trend and outlook (million tonne)



Mn tonne
400
350
300
250
200
150
100
50
0
20%
15%
10%
5%
0%
-5%
FY23-28P: 4.5-6.5%
10.6%
2.6%
-3.4%
17.1%
3.0%
208
230
236
267
275
365
FY18
FY19
FY20
FY21
FY22
FY23E
FY28P

Note: P - projected
Source: IPA, CRISIL MI&A

OUR BUSINESS

Some of the information in this section, including information with respect to our plans and strategies, contain forward-looking statements that involve risks and uncertainties. You should read "Forward-Looking Statements" on page 17 for a discussion of the risks and uncertainties related to those statements and "Risk Factors", "Restated Consolidated Summary Statement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 31, 405, and 477 respectively, for a discussion of certain factors that may affect our business, financial condition or results of operations. Our actual results may differ materially from those expressed in or implied by these forward-looking statements.

Certain non-GAAP financial and operational measures and certain other industry measures relating to our operations and financial performance have been included in this section and elsewhere in this Red Herring Prospectus. These non-GAAP Measures should not be considered in isolation or construed as an alternative to restated cash flows, profit/ (loss) for the years or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability, or cash flows generated by operating, investing or financing activities derived in accordance with Ind AS, Indian GAAP, IFRS or U.S. GAAP. In addition, these Non-GAAP Measures are not standardised terms, hence a direct comparison of these Non-GAAP Measures between companies may not be possible. Please see "Risk Factors - We have in this Red Herring Prospectus included certain Non-GAAP Measures and certain other industry measures related to our operations and financial performance. These Non-GAAP Measures and industry measures may not be comparable with financial, or industry related statistical information of similar nomenclature computed and presented by other companies" on page 62.

Unless otherwise indicated, industry and market data used in this section has been derived from industry publications, in particular, the report titled "Assessment of the travel industry in India" dated August 2023 (the "CRISIL Report"), exclusively prepared and issued by CRISIL Limited and commissioned by and paid for by us. References to travel industry in this section is in accordance with the presentation, analysis, and categorisation in the CRISIL Report. Our segment reporting in the financial statements is based on the criteria set out in Ind AS 108, Operating Segments and accordingly we do not prepare our financial statements by the segments outlined in CRISIL Report. Also see, "Certain Conventions, Presentation of Financial, Industry and Market Data and Currency of Presentation – Industry and Market Data" on page 13.

Overview

Our Company is India's largest corporate travel services provider in terms of number of corporate clients and the third largest online travel company in India among key OTA players in terms of gross booking revenue and operating revenue, for Fiscal Year 2023. *(Source: CRISIL Report).* We have largest number of hotel and accommodation tie-ups amongst key domestic OTA players of over 2,105,600 tie-ups, as on March 31, 2023 (*Source: CRISIL Report*)

We believe India is one of the world's largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer base. India's real GDP growth is expected to rebound to 7.2% in FY 2023 after experiencing a (5.8%) contraction in Fiscal 2021 due to the repercussions of the COVID-19 pandemic. Given the size and growth dynamics of the India travel market, we have strategically focussed both on the corporate and consumer markets. We are the leading corporate travel service provider in India with 813 large corporate customers and over 49,800 registered SME customers and the third largest consumer online travel company (OTC) in the country in terms of gross booking revenue for Fiscal 2023 (*Source: CRISIL Report*).

Our go-to-market strategy spans the entire value chain of travel and hospitality covering B2C (business to consumer) and B2B (business to business which includes business to enterprise and business to agents) We believe that the combination of our B2C and B2B channels enable us to target India's most frequent and high spending travellers, namely, educated urban consumers, in a cost-effective manner. Over 800 large corporate customers of the Company employ over 7.00 million people who along with their families form a large part of the consuming upper middle class of India. In addition, our travel agent network provides additional scale to our business by leveraging our integrated technology platform in order to aggregate consumer demand from over 29,800 travel agents in above 1,000 cities across India as of March 31, 2023.

Leisure and business travellers use our mobile applications, our website, *www.yatra.com*, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus

ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with about 105,600 hotels in 1,490 cities and towns in India, as on Fiscal 2023 and more than two million hotels globally, which is the highest hotel inventory amongst key Indian OTA players (*Source: CRISIL Report*). For details, see "*Industry Overview*" on page 205. To ensure that our service is a "one-stop shop" for travellers, we also provide our customers with access to holiday packages and other activities such as visa facilitation, tours, sightseeing, shows, and events.

Our business is based on a common technology platform that serves our customers through multiple mobile applications as well as our website *www.yatra.com*. Common technology platform is a common user interface platform that ensures a single common user view across various channels and a single customer/client interface on both the web and mobile interfaces so that users have a consistent experience irrespective of the channel via which they come to us. Our common platform approach provides us with a scalable, comprehensive and consistent user experience across each of our go-to-market channels and helps us innovate effectively. We believe that this approach drives user familiarity with our service and encourages cross sell and repeat usage by our customers, which further enhances customer loyalty for our business. This approach has enabled us to reduce development costs and accelerate ''time-to-market' as new features and services can be launched simultaneously across channels. Our technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation.

A Common Platform Linking All Channels, Products and Customers


Integrated technology platform to innovate and deploy faster
Multi-channel customer access
Direct-to-consumer
"B2C"
~184M visits¹ ;
~14M customers²
Corporate travelers
"B2E"
Corporate customers have more than 7M employees³
Travel agents
"B2B"
~29,800 registered agents across India³
yatra
Complete offerings
Air
7 Domestic carriers
400+ International carriers
Hotels & Lodging
~105,600 Indian properties
plus growing homestays³
Holiday packages
Rail, bus, activities, others
Multi-channel marketplace designed to build customer and vendor loyalty

1. Data for the 12 months ended March 31, 2023 for flagship brand Yatra.com only and excludes data from B2B businesses
2. Cumulative as of March 31, 2023; does not include data for B2B businesses
3. Approximate count as of March 31, 2023

In order to further strengthen customer loyalty and provide an incentive to the employees of our corporate customers to transact with us as B2C customers, we operate a proprietary eCash loyalty program that enables travellers that book through our platform to accumulate and redeem points, where applicable. Our eCash loyalty program acts as a surrogate and fills the loyalty gap that exists across product categories such as air travel ("Air") and hotels ("Hotel") in the travel market in India. We currently have about seven million eCash registered users on our platform. In last three fiscals, over 90% of our customers' visits have been from direct and organic traffic. We have moved towards a "Mobile First" business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us.

Leveraging our brand and technology platform, we intend to continue to expand and enhance our offerings through innovative travel solutions that will grow our business, improve our customer experience and meet the changing needs of business and leisure travellers. For example, we have opened up our holidays booking platform to third-party vendors enabling them to sell holiday products alongside those packaged by us using our platform as a marketplace, providing our customers with a wide selection of products and services.

Evolution of our Business



August 2006
Yatra Launched
August 2007
Yatra launches its first mobile offering on SMS
May 2008
Yatra launches India's first online ticket cancellation service
May 2010
Yatra wins the coveted best domestic tour operator award from the Ministry of Tourism
October 2010
Yatra acquires TSI
December 2010
Yatra launches Cash on Delivery (COD) service
June 2011
Yatra acquires Magicrooms
November 2011
Yatra wins CNBC Awaaz travel award for Best Online Travel Agency
January 2012
Yatra acquires Buzzintown
May 2012
Launches a co-branded credit card with SBI
June 2012
Yatra Acquires Travelguru
September 2013
Launched its Corporate Travel Business
September 2014
Yatra launches eCash - its loyalty rewards program
May 2016
Yatra launches Cab marketplace
August 2016
Yatra launches lightweight app Yatra mini to cater to low bandwidth Tier 2/3 markets
September 2016
Yatra announces partnership with UBER
November 2016
Yatra's launches industry's first Voice-search feature
December 2016
Publicly listed on NASDAQ under symbol YTRA
July 2017
Yatra attains leadership in corporate travel with the acquisition of Air Travel Bureau
August 2017
Yatra launches industry's first Smart Watch wear app
September 2017
Yatra wins National Tourism award third year in a row
May 2018
Yatra launches YUVA – Universal virtual assistant
December 2018
Yatra partners with Agoda to offer Indian hotels to international travelers
January 2019
Yatra acquires PL Worldways corporate travel subsidiary
July 2020
Yatra announces partnership with Zoggle to offer expense management solutions
Oct 2020
Yatra launches Freight business
Feb 2022
Strategic partnership with cleartrip.com
May 2023
Yatra launches travel subscription plan "Yatra Prime"

Yatra Online, Inc., a Cayman Islands limited company with shares listed in the United States of America on NASDAQ Capital Market under the symbol "YTRA", is the holding company of our Promoters, THCL and Asia Consolidated DMC Pte. Ltd. ". For details of shares held by Yatra Online, Inc. in THCL, and Asia Consolidated DMC Pte. Ltd., see "*Capital Structure*" and "*Our Promoters and Promoter Group*" on pages 167, and 396 of this Red Herring Prospectus.

Operational and Financial Metrics

Set out below are certain operational and financial metrics for the years indicated:

			(In INR million, except percentages)
	Fiscal 2023	**Fiscal 2022**	**Fiscal 2021**
Operating Metrics			
Gross Bookings [(1)]			
Air Ticketing	56,408.35	27,648.84	13,001.78
Hotels and Packages	8,153.29	3,478.83	1,704.46
Other Services	2,811.04	3,162.25	1,109.56
Total Gross Bookings	67,372.68	34,289.92	15,815.80
Air passengers booked (*count in 1,000*)	5,601.00	3,706.00	2,623.00
Stand-alone hotel room nights booked (*count in 1,000*)	1,753.00	1,018.00	547.00
Packages passengers travelled [(2)] (*count in 1,000*)	19.43	9.29	2.68
Financial Metrics			

(In INR million, except percentages)			
	Fiscal 2023	**Fiscal 2022**	**Fiscal 2021**
Adjusted Margin[3]			
Adjusted Margin - Air Ticketing	4,335.30	2,211.07	1,487.50
Adjusted Margin - Hotels and Packages	1,064.73	597.63	336.03
Adjusted Margin - Other Services	177.70	161.49	47.15
Other operating income	421.69	171.96	173.40
Other income	173.05	207.44	181.66
Revenue from operations (A)	3,801.60	1,980.66	1,254.50
Total Income [4]	3974.65	2,188.10	1,436.16
Total Income Growth [5] (Y-o-Y)	81.65%	52.36%	
Adjusted EBITDA [6] (B)	669.69	321.48	(50.62)
Adjusted EBITDA Margin [7] (C = B/A)	17.62%	16.23%	(4.04%)
Restated profit/(loss) for the year (D)	76.32	(307.86)	(1,188.63)
Restated profit/(loss) for the year Margin [8] (E=D/A)	2.01%	(15.54%)	(94.75%)
Restated Profit/(loss) before tax	121.78	(292.71)	(1,122.33)
Adjusted Margin % [9]			
Adjusted Margin % - Air Ticketing	7.69%	8.00%	11.44%
Adjusted Margin % - Hotels and Packages	13.06%	17.18%	19.71%
Adjusted Margin % - Other Services	6.32%	5.11%	4.25%
Total expenses	**3,851.87**	**2,449.74**	**2,104.19**

(1) Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.

(2) The quantitative data of the numbers of passengers travelled under the packages sold by the company for the relevant year.

(3) We evaluate our financial performance based on Adjusted Margin which represents revenue from operations excluding other operating income after deducting service cost and adding back expenses related to customer inducement and acquisition costs that have been reduced from revenue from operations. Promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred are recorded as reduction from revenue from operations basis in compliance with the accounting standards as per Ind AS. In order to reflect the value of revenue earned, the customer acquisition and inducement cost is added back to determine Adjusted Margin.

(4) Total Income means addition of revenue from operations and other income.

(5) Growth in Total Income (%) is calculated as a percentage of Total Income of the relevant year minus Total Income of the preceding year, divided by Total Income of the preceding year.

(6) Adjusted EBITDA = Restated profit/ (loss) for the year + Tax expense/(benefits) + Finance Costs + Depreciation and Amortisation + Interest Income (bank deposits and others) + Unwinding of discount on other financial assets + Foreign exchange gain (net) + Exceptional items + Share-based payment expenses + Share of (profit)/loss from joint venture + Listing and related expenses.

(7) Adjusted EBITDA Margin = EBITDA / Revenue from operations.

(8) Restated profit/(loss) for the year Margin = Restated profit/(loss) for the year / Revenue from operations.

(9) Adjusted Margin % represents the net margin ratio of the particular product that is Air Ticketing, Hotels and Packages and Other Service and is defined as Adjusted Margin as a percentage of Gross Bookings.

Strengths

Trusted brand with a proven track record and targeted marketing strategy

We are a leading, full-service online travel company in India and one of the well-recognised travel brands in the country, addressing the needs of both leisure and business travellers. We believe that our leading market position and operational history have led to widescale recognition of the "*Yatra*" brand in India which enables us to target new customers who are coming into the category and also helps to provide better leverage when contracting with airlines and hotel suppliers. Our brand has received numerous awards and recognitions, including multiple awards from the Government of India's Ministry of Tourism, The Economic Times Best Brands 2022, Yatra for Business – Top Business Travel Partner by Singapore Tourism Board, Best Email Marketing Campaign and Best Email Marketing B2C Brand Promotions at Digital Dragon Awards 2022. The Economic Times Brand Equity's Most Trusted Brand Survey 2016, Travel and Hospitality's Most Outstanding Travel Company, National Tourism Award for "Best Domestic Tour Operator" in Category I (Rest of India) & "Best Inbound Tour Operator" for 2017-18 and the CNBC Awaaz Travel Award in year 2018. For further details, please see, "*History and Certain Corporate Matters – Key Awards, Accreditations and Recognition" on page* 365*).*

The strength of the brand is reflected in the fact that over 90% of our total traffic has come from direct and organic traffic (which are visitors who enter our website through unpaid search results without any intermediary) for Fiscal 2023 (*Source: CRISIL Report*). To further strengthen the brand, we have, from time to time, signed up some of India's leading celebrities as our brand ambassadors in the past.

The strength of our brand has increased significantly over the years. As on March 31, 2023, our mobile

applications have been downloaded over 26 million times.

We incur customer inducement and acquisition costs and marketing and sales promotion expenses, which are detailed as below:

			(in INR millions)
Customer inducement and acquisition costs and marketing and sales promotion expenses	**Year ended March 31, 2023**	**Year ended March 31, 2022**	**Year ended March 31, 2021**
Customer inducement and acquisition costs (A)	2,842.45	1,313.63	809.60
Marketing and sales promotion expenses (B)	336.39	124.14	79.60
Total (C=A+B)	3,178.84	1,437.77	889.20

Notes:

(1) *Customer inducement and acquisition costs include costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives. Customer inducement refers to certain promotion expenses including upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms.*

(2) *Marketing and sales promotion expenses include online television, radio and print media advertisement costs as well as event driven promotion cost for the Group's products and services*

We have invested in developing and promoting our brand since our inception, using a combination of online, offline, cross-marketing, social media and other marketing initiatives. Our marketing programs and initiatives also include promotional, seasonal, festival and event related offers. As part of our cross- marketing efforts, we have entered into arrangements with various banks and payment gateways, to offer promotions and discounts on the purchase of tickets on our websites and mobile applications platforms in addition to also providing cash-back options. We offer customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third- party online payment platforms. We have also entered into alliances with various brands, for cross- marketing our products and services. We believe our marketing strategies have increased our brand awareness, driven potential customers to our platforms and improved the rate at which visitors become customers.

Large and Loyal Customer Base

We have served over 14 million cumulative travel customers as of March 31, 2023, with over half of them having signed up for our eCash loyalty program. Our websites, and mobile applications have been designed to provide customers with flexibility in choosing travel options. We recorded a booking success rate of 97.8% on our websites and mobile applications in the B2C channel for domestic transactions during fiscal 2023.

We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers' trips before, during and after. Our "chat" system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support.

In our corporate travel business, we have served over 800 large corporate customers where our customer retention rate in relation to corporate accounts has improved from 97% in fiscal year 2021 to 98% in fiscal year 2022 and remains consistent in fiscal year 2023 i.e., 98% .

We think of our corporate business as a "Platform" which provides us an opportunity to leverage our strong and long-standing relationship with our corporate customers to cross sell other products such as Expense management and Freight management.

Our Synergistic Multi-Channel Go to Market approach for Business and Leisure Travelers

We have designed a unique "go-to-market" strategy that is a mix of B2C and B2B. This comprehensive approach creates a robust network effect resulting in cross-sell between business and leisure travellers, which we believe addresses the entire travel market in India. We are India's largest corporate travel services provider in terms of number of corporate clients and the third largest online travel company in India among key OTA players in terms of gross booking revenue and operating revenue, for Fiscal 2023. (*Source: CRISIL Report*). We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across business channels and our eCash program furthers customer loyalty across channels, builds a diversified customer base. These channels enable us to provide end-to-end travel solutions for passengers travelling domestically and internationally.

B2C Channel. Our B2C distribution channel commenced operations in 2006 and focuses on the growing Indian middle-class population and their increasing travel requirements, and provides them with travel products and services through our websites and mobile applications. The largest category of customers for online travel agencies is the B2C segment, *i.e.,* direct or retail customers, that use online platforms for bookings, who accounted for over 57% to 62% of the overall online travel agencies' net revenue in Fiscal 2023 (*Source: CRISIL Report*).

B2B Channel. Our B2B channel includes corporate travel and our travel agent business.

Corporate Travel: Our corporate travel business commenced operations in 2013 and we provide an end-to-end software-as-a-service -based travel solution to corporates. Our corporate platform integrates with the corporate customers' ERIS and ERP platforms and provides a one-stop-shop solution for all their travel needs. Our hybrid approach of a self-book model and onsite customer support allows our Corporate customers to seamlessly enforce their travel policy at the system level to ensure better compliance and cost control and in addition also enables us to provide "high touch" service if required. We also utilize data and analytics to offer our corporate customers a personalized experience on our website and App. As of March 31, 2023, we had over 800 large corporate customers and over 49,800 registered SME customers. B2B segment in the Indian OTA is expected to grow at CAGR of 14% to 15% over a period of 5 years i.e., from FY 2023 to FY 2028 (*Source: CRISIL Limited*)

Travel Agents: This business category helps us reach customers in smaller markets (Tier 2 and Tier 3 cities) where internet penetration has traditionally been lower. It provides additional scale to our business by leveraging our technology platform in order to cost-effectively aggregate consumer demand from travel agents located across India. As of March 31, 2023 , we had over 29,800 travel agents registered with us across most major cities in India. Our network of travel agents has allowed us to expand our footprint and distribution network in India

Our distribution channels are supported by a hybrid platform, which is a combination of our websites, mobile applications and network of travel agents across India as well as call centres. We have developed streamlined software across our distribution channels, which provides us with multiple points of contact for marketing additional travel products and services to existing customers.

Integrated Technology Platform

We utilize a single data center with an active data center backup in a separate location and also utilize cloud services with an ability to restore all site operations within 48 hours in case of a complete shut-down. The technology stack includes Java, MySQL, MongoDB, Redis, Memcache, jQuery with a 3-tier service-oriented architecture for horizontal scale, performance and flexibility. We leverage and contribute to open-source technologies, leading to faster innovation, development and cost-efficiencies.

We use an integration layer for high-scale, fault tolerance and configurability with connectivity to multiple GDS and hosting systems for low-cost carriers. This provides auto switching capabilities and redundancy between suppliers so that we may provide the same airline inventory even if a supplier is experiencing connectivity or performance issues. We have also developed a common user interface platform that ensures a single common user view across B2C and B2B channels and a single customer/client interface on both the web and mobile interfaces so that users have a consistent experience irrespective of the channel via which they come to us.

To ensure smooth integration of our inventory, we have a marketplace platform that enables us to sell our own inventory and the inventory of third-party vendors to provide travellers a wider selection of products and services on a single platform. This platform presents a set of reusable services that allow third-party suppliers or travel services to manage and sell those services on yatra.com directly to consumers. This platform includes vendor management, seller-buyer-user communication service, provision of content, inventory and pricing management and product life cycle management services.

Our corporate travel solution for enterprises is a tightly integrated SaaS platform. For each corporate customer that uses our platform, we are tightly integrated with the customer's HRIS and ERP platforms, thus creating a large moat around our corporate business. Our Corporate SaaS platform also comes with self-book capabilities, available both on mobile and desktop. Self-book functionality helps enforce a corporate's travel policy at the system level and prevents leakage thus having a positive impact on the customers bottom-line.

Our integrated platform approach provides us with a scalable, comprehensive and consistent user experience across each of our three go-to-market channels. We believe that this approach drives user familiarity with our

service and encourages repeat usage by our customers, which further enhances customer loyalty for our business. In addition, in order to further strengthen customer loyalty and provide an incentive to the employees of our corporate travel customers to transact with us as B2C customers, we operate our proprietary eCash loyalty program that enables travellers that book through our platform to accumulate and redeem points, where applicable. In India, majority of the airlines don't have a mileage program and similarly a large number of hotels don't offer a loyalty program. Our eCash loyalty program acts as a proxy and fills the loyalty gap that exists across product categories such as Air and Hotel. As on March 31, 2023, we have over 7 million eCash registered users on our platform.

In-house Advanced Technology Infrastructure. We have a dedicated in-house technology team focused on developing a secure, advanced and scalable technology infrastructure and software. We believe this has enabled us to better manage our product and service offerings and improve operating efficiencies by integrating our sales, delivery and customer service functions. Our in-house technology team has enabled us to continuously strengthen our scalable technology infrastructure, support customer focused initiatives, introduce innovative services and solutions, and improve our product and service delivery, which we believe has enabled us to maintain high levels of customer satisfaction our grow our market share. As of March 31, 2023, our technology team included 104 employees with technology backgrounds and with domain expertise focused on evolving technologies focused on our various product and service verticals.

We have enhanced our automation capabilities to largely automate our post-booking engine to allow amendment, cancellation and refund of bookings. This automation has been deployed on Web, app and WhatsApp. Additionally, we have also deployed a GST invoicing solution to automate collection of GST invoices for corporate customers and from our suppliers. This automation allows us to scale without deploying incremental manpower thereby providing operating leverage in our business model.

Data Analytics Capabilities. We believe that our focus on a strong technology platform, our large customer base and growing market share, and our data analytics capabilities allow us to prioritize search results and provide customer-relevant information in a simple and intuitive interface. Our technology infrastructure enables us to gather and analyze customer behavior and related data based on past searches and purchasing history, to continuously improve our marketing and customer acquisition initiatives, as well as our inventory management processes. Our data analytics capabilities allow us to effectively identify customer requirements and understand market trends and accordingly modify our product and service offerings and our customer interface. In order to provide customized product and services to customers, our data analytics also focuses on the customer's individual taste and travel priorities.

Comprehensive Selection of Service and Product Offerings

Our comprehensive travel-related offerings are customized to the needs of both domestic and international travellers. Our travel-related inventory in India includes access to all major domestic and international airlines operating within India *(Source: CRISIL Report)*. Further, we have hotel and accommodation tie-ups of over 105,600 domestic hotels, in about 1,490 cities in India in Fiscal 2023, which is highest amongst the key players in domestic OTA market *(Source: CRISIL Report)*. In addition to airlines and hotels, we also provide our customers with access to holiday packages, buses, cabs, trains and other services such as visa facilitation, tours, sightseeing, shows, and events. This comprehensive selection of travel-related services makes us a "one-stop shop" for our customers' business and leisure travel needs, thereby providing us with multiple points of contact with travellers allowing us to develop an ongoing repeat relationship with our customers.

Experienced management team with an established track record

We are a professionally managed company established by seasoned travel professionals. Our senior management team comprises of industry executives with deep roots in the travel industry combining over 90 years of accumulated experience having previously worked with companies such as Ebookers.com, Ford Motors, and Arthur Andersen and Carlson Wagonlit. Our founders are actively involved in our operations and have been instrumental in implementing our growth strategies since incorporation We believe that our management's expertise, industry relationships, and experience in identifying, evaluating and executing on new opportunities provide us with opportunities to grow organically and through strategic acquisitions that complement or expand our existing operations. For further information, please see "*Our Management*" on page 378.

Strategies

Growth in the customer base using cost-effective technology solutions

We intend to grow our customer base by continuing to provide business and leisure travellers, a seamless and integrated technology platform that meets all their travel needs. Our corporate customers collectively employ 7.00 million workers who we believe form part of a vibrant, fast-growing customer base with disposable income. These employees constitute a target customer base of over 28 million customers, assuming an average family size of four people. In this endeavour, we have also introduced a loyalty program to incentivize employees who transact with us on our corporate travel platform to cross-pollinate and transact with us for their personal travel needs on our B2C platform. This cross-pollination enables us to service this audience in a cost-effective way while ensuring increasing ARPU (Average Revenue Per User).


Consistently adding new customers[1]
Approx. 14 million
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

(1) Cumulative as of March 31, 2023; does not include data for travel agent businesses.

Grow "Share Of Wallet" With Existing Customers—Leverage our Multi-Channel Approach and Our Loyalty Programs

A number of initiatives have been developed and incorporated in the platform that help us drive and reward customer loyalty. These are specifically targeted on B2C and B2B channels, where we have integrated features, such as (a) loyalty programs (eCash); (b) additional features on the product level to ensure comprehensive travel solutions coupled with value added services and (c) to incentivize our corporate travel customers to utilise our services for their travel needs.

Our eCash program was launched in 2014 to reward customers for repeat purchases. Since inception, over 7 million customers have registered for our eCash program as of March 31, 2023. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Since the eCash program was launched, we have seen a significant impact of this program on our business. We plan to continue to use eCash program as an incentive to drive repeat rates from our B2C customers and to incentivize B2B customers to transact with us on the B2C platform.

Further Strengthen our focus on Corporate business

As of March 31, 2023, we had over 800 large corporate customers and over 49,800 SME customers. Our corporate travel business commenced operations in 2013 and now provides an end-to-end SaaS-based travel solution to corporates. . These services are currently closely integrated on the platform which includes travel and expense. Our SaaS platform allows us to onboard a new customer using our standardized product within a 3-week timeframe.

The B2B is expected to grow on gross revenue basis at a CAGR of 15-16 % between Fiscal 2023 to 2028 to reach Rs. 89-93 billion in Fiscal 2028 from Rs. 42-46 billion in Fiscal 2023 *(Source: CRISIL Report)*. We believe our leadership position in corporate travel, our integrated technology platform and our speed to market in bringing customers onboard gives us a distinct advantage over the competition.

We launched a freight forwarding business through Yatra Online Freight Services Private Limited ("Yatra Freight"), our indirect subsidiary in October 2020, to further expand our corporate service offerings. We have existing supplier relationships with the airlines as a result of our B2C and B2B travel business and we also have corporate relationships with pharma and manufacturing companies in India in our corporate travel business. We intend to continue to leverage our corporate and supplier relationship to offer more solutions to our corporate clients. By leveraging Yatra Online's robust relationship with air-carriers, large corporate and SME customers we will be able to provide a technology-enabled digital freight forward platform which will cover ocean freight, surface logistics and air Cargo

Invest in Technology "One-Stop Shop" For All Travel Needs

We believe that Technology is a significant differentiator and driver of the franchise that we have built. We have invested significant amount of times, capital and effort on what we believe is a market leading technology platform. These efforts include:

- Creating a real-time and fully integrated B2C Booking Platform which aggregates & integrates airline inventory with customer access in a seamless way. `
- Aggregating Corporate Travel demand through a dedicated and integrated into ERP/ ERIS systems of the corporates

To ensure that Yatra remains a market leading Travel-Technology platform, we will continue investing in our common technology platform in order to ensure that we can introduce new product offerings in an efficient and timely manner and deliver on our vision of being a 'one-stop-shop' for our customers when it comes to travel and travel related products. Given our focus on sustainable growth, which means that we do not intend to rely on aggressive promotions and discounts to grow our business, innovation is a key driver for our business as it enables us to provide our customers with a differentiated high-quality offering. In order to provide customers with selection and choice, we have launched a marketplace platform that enables us to sell our own inventory as well as the inventory of third-party vendors and we intend to launch similar innovative platform enhancements in the future.

We adopt a platform approach in our corporate business by offering our full suite of travel products such as air, hotel, bus, rail, cabs and insurance on a common technology platform. Additionally, we have also added capabilities in adjacent business such as expense through a partnership with Zaggle that can drive further growth in the Corporate vertical. Additionally, we offer Freight forwarding services to our existing corporate customer base further demonstrating cross-sell opportunities within our platform.

Fuel Growth Through Innovative Acquisition Strategies

The acquisition of companies, intellectual property and talented individuals has been central to our growth strategy. In 2010, we acquired TSI and its subsidiaries in order to expand our travel agent business, particularly our international Air Ticketing for small and medium scale enterprises. In 2012, we acquired the Travelguru group of companies from Travelocity, which remain well-established hotel aggregators in India. Through this acquisition, we expanded our hotel business by establishing more direct hotel relationships in India and improved our inventory of affordable travel options. We have also leveraged our leading position in the Indian travel ecosystem to make several "acqui-hires," including the teams from mGaadi and dudegenie, in order to grow our business. During the second quarter of fiscal year 2018 and fourth quarter of fiscal year 2019, we completed the acquisition of a majority stake in Yatra For Business Private Limited and the corporate division of PL Worldways known as Travel.co.in Limited, or TCIL, which further reinforced our leadership position in the B2B category. We expect to continue to pursue acquisitions that we believe will provide services, technologies or people that complement or expand our current offerings.

Leverage our existing travel agent network in Tier II and Tier III cities

In the past few years, there has been an uptick in the number of Indian travellers from Tier 2/3 cities undertaking foreign trips for business, with smaller business hubs coming up in non-metro cities, and for leisure, driven by rising incomes and higher aspirations. With the development of airport infrastructure in Tier 2 and 3 cities, many domestic and international carriers have started direct flights on international routes, to/from these cities (*Source: CRISIL Report*). Even further improvement in internet penetration, coupled with rising disposable incomes and

growing business travel in tier 2 and 3 cities, is expected to push their combined share of online bookings up to 40-45% in fiscal 2028, even as the share of tier 1 cities drops to 55-60% (*Source: CRISIL Report*). We expect increased travel within and between Tier 2 and Tier 3 cities to drive growth in air and hotels, by leveraging our existing travel agent network in Tier II and Tier III cities.

Our Products and Services

We offer a comprehensive range of travel and travel-related products and services catering to the needs of passengers traveling domestically, as well as traveling to and from international destinations. We provide customers with various tools and information that they need to research, plan, book and purchase travel products and services in India as well as outside India. We offer our products and services online through our websites and mobile applications, and use data and analytics to personalize the customer experience on our websites and mobile applications, based on past searches and purchasing history, which we believe increases engagement and likelihood of purchase.

We believe that we have built and continue to maintain strong relationships across our portfolio of suppliers for airlines, hotels and holiday packages. We have teams managing our existing airline relationships, hotel relationships, and holiday packages. These teams also work to expand our offerings and network. A selective mix of negotiated rates, payment terms and co-participation promotions has resulted in a compelling consumer portfolio offering with an opportunity to leverage our large customer base and cross-sell effectively.

Our products and services are organized primarily in the following segments: (i) airline tickets, which consists of the sale of airline tickets as well as airline tickets sold as part of the holiday packages; (ii) hotels and holiday packages, which consists of standalone sales of hotel rooms as well as travel packages (which may include hotel rooms, cruises, travel insurance and visa processing); and (iii) other services, which consists of rail tickets, bus tickets, taxi rentals and ancillary value added services such as travel insurance, visa processing and tickets for activities and attractions.

Airline Ticketing Business

The airline ticketing business is primarily targeted to domestic air passengers and international travel from India. We have access to real-time inventory either via GDS service providers such as Amadeus and Galileo or through a "direct-connect" to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the "per-segment" earnings from the GDS providers, the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. As on the date of this Red Herring Prospectus, we provide our customers with access to 7 domestic airlines, as well as for major airlines for international travel. Our relationships include all major full-service carriers and low-cost carriers.

Our airline ticketing business provides comprehensive information and options to consumers. Our comprehensive and integrated platform is designed to allow customers to use customizable search and filter options to list, make selections and execute transactions, all in a seamless fashion. Customers can search and sort by date, airline, class of travel, fare price, origin, destination, and number of stops, and our search results can be enhanced by our customers' recent searches, history and preferences.

We earn commissions and incentives from airlines for tickets booked by customers through our various sales channels. We either deduct commissions at the time of payment of the fare to our airline suppliers or we collect our commissions from our airline suppliers. Incentive payments, which are largely based on volume of business, are collected from our airline suppliers on a periodic basis. We charge our customers a service fee for booking airline tickets and receive fees from our GDS service providers based on the volume of sales completed by us through GDS. Revenue from airline tickets sold as part of packages is eliminated from our Air Ticketing business revenues and added to our Hotels and Packages business revenue. In addition, we also earn revenue from convenience fee, cancellation service charges, rescheduling charges and advertisement revenue that we may charge along with the travel booking.


Gross bookings[1]
(INR million)
CAGR 108%
13,002
27,649
56,408
FY'21
FY'22
FY'23
Air passengers booked[1]
(In '000s)
CAGR 46% growth
2,623
3,706
5,601
FY21
FY'22
FY'23
Adjusted Margin [1]
(INR million)
1,487
2,211
4,335
FY21
FY'22
FY'23

(20) *Data for flagship brand Yatra.com only and excludes data from B2B businesses*

In Fiscals 2023, 2022, and 2021, we generated 46.82%, 58.09% and 71.19% of our revenues from operations from Air Ticketing business, 38.03%, 25.85% and 12.48% of our revenues from Hotels and Packages business and 4.06%, 7.38% and 2.50% of our revenues from other services.

Our adjusted margin % from Hotels and Packages business in Fiscals 2023, 2022, and 2021, were 13.06%, 17.18% and 19.71% and our adjusted margin % from Air Ticketing business in in Fiscals 2023, 2022, and 2021, were7.69%, 8.0% and 11.44%.

Hotels and Holiday Packages

We have 105,600 hotel accommodations and tie ups in about 1,490 cities across India in Fiscal 2023, which is highest amongst the key players in domestic OTA market *(Source: CRISIL Report)*. In fiscal year 2023, more than 1.7 million standalone hotel room nights were booked through our platform

Hotels

Contracting with hotels is done by a dedicated team that is responsible for onboarding listed properties as well as negotiating rates and promotions. Hotels can also self-manage their rates, inventories, promotions and margins using our extranet (mobile and web versions). Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

Customers can submit their inquiries through our websites and our sales representatives contact such customers to follow up and process the transaction, if required

Revenue from our Hotels and Packages business includes commissions and markups that we earn for the sale of stand-alone hotel rooms and packages. Stand-alone hotel rooms, similar to air tickets, are recorded on a "net" basis. Revenue from packages however, which combines hotel and airline tickets sold as a package, is accounted for on a "gross" basis. From fiscal year 2022 to fiscal year 2023, our Hotels and Holiday Packages' Gross Bookings increased by 134.37% due to an increase in hotel room-nights sales largely as a result of recovery from COVID-19 pandemic for both corporate and consumer business. However, recovery in sale of holiday packages has been lower due to restrictions on international travel, which were in force for a significant part of the fiscal

year.

We have 105,600 hotel accommodations and tie ups in about 1,490 cities across India in Fiscal 2023, which is highest amongst the key players in domestic OTA market *(Source: CRISIL Report)*. We are especially strong in the key "budget" category in Tier 2 and Tier 3 cities that matches Indian consumers' preferences. (*Source: CRISIL Report*)

Number of hotel/ accommodation tie-ups for OTA players (fiscal 2023)

Players	Number of domestic hotel / accommodation tie-ups	Number of international hotel/ accommodation tie-ups	Total number of hotel/ accommodation tie-ups
Yatra Online, Inc.	~105,600[3]	20,00,000+	21,05,600+
MakeMyTrip Ltd [2]	60,000	7,00,000+	7,60,000+
Clear trip Pvt. Ltd[1]	NA	NA	4,00,000+
Easy Trip Planners Ltd [2]	NA	NA	10,00,000+
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA

Note 1. From company website accessed on July 10, 2023
2. Fiscal 2022 data as Fiscal 2023 data is not available
3. For the period FY23 as per their latest investor presentation
NA: not available
Companies' annual reports, investor presentations.

(Source: CRISIL Report)

Holiday Packages

Our holiday packages offerings consist of both fixed departure and customized holiday packages. Given our focus on the Indian middle-class consumer, many of whom are not seasoned travellers, our customers typically prefer booking holiday packages where most elements of their travel, including flights, hotels, sightseeing, transport, visa and insurance, are all taken care of. As of March 31, 2023, we have 803 holiday packages across destinations within India, Asia, the Middle East and Europe and have established ground handling operations and partnerships in Dubai, Singapore, Thailand and Malaysia. We have also opened up our platform to third-party holiday packages sellers who can now sell alongside our own products through our platform, thereby offering our customers a wider choice of products.


Gross bookings
(INR million)
1,705
3,479
8,153
FY'21
FY'22
FY'23


Room nights booked
(In '000s)
547
1,018
1,753
FY21
FY'22
FY'23


Adjusted Margin
(INR million)
336
597
1,065
FY21
FY'22
FY'23

Other Travel Products and Services

Rail Ticketing

To leverage the convenience of online bookings, we entered the rail travel market in September 2007 with inventory made available by IRCTC. IRCTC is a subsidiary of Indian Railways that handles the catering, tourism and online ticketing operations of Indian Railways.

Bus Ticketing

To leverage the convenience of online bookings, we entered the bus travel market in September 2014. To ensure consistency of supply, we source our tickets from a combination of suppliers.

Yatra Freight

In October 2020, we launched a new end-to-end freight forwarding business, which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. Despite the pandemic, we have rapidly scaled up this business over the past few months and we believe this business has the potential to be even bigger than corporate travel over the long term. As of March 31, 2023 we have a team of 60 freight and logistics industry professionals. The freight platform that we are building has the potential to be a global product and we believe it will enable us to deliver multiple years of strong growth.

Activities

Launched in July 2016, we have listed over 1,480 activities inside and outside India, as of March 31, 2023. We offer a broad range of activities to our customers at multiple price points, including tours, historical and contemporary sightseeing, luxury experiences, romantic trips, events, shows, food tours, cooking classes and others, each ranging from a few hours to a full day.

New Initiatives

We have recently launched a travel subscription plan "Yatra Prime" to target high spending frequent travellers and family travellers. As on the date of filing this Red Herring Prospectus, these initiatives are at the very early stages of development. There is no assurance that any of such initiatives will be successful or that we will recoup the expenses related to pursuing these initiatives.

Distribution Platforms

Our distribution platforms are a combination of our website, mobile applications and network of travel agents as well as call centres specifically for holiday packages. The wide range of our distribution platforms provides us access to Indians traveling domestically or internationally and also to non-resident Indians and others traveling inbound to India and to other countries.

We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products, supporting our go-to-market strategy across our B2C and B2B channels. Our customer "touchpoints" include our mobile applications, website and call centers as well as 'embedded' teams within some of our B2B clients. In addition, through our platform, we address the needs of a large fragmented market of travel agents, empowering over 29,800 agents in above 1,000 cities across India as of March 31, 2023 . Combining these offerings on a common technology platform allows us to develop an ongoing repeat relationship with our customers regardless of the specific channel through which they started using our services. For example, using our platform, B2B customers are able to explore and book their subsequent leisure travel through Yatra, potentially benefiting from our eCash program that rewards them for doing so.


Integrated technology platform to innovate and deploy faster
Multi-channel customer access
Direct-to-consumer
"B2C"
~184M visits[1] ;
~14M customers[2]
Corporate travelers
"B2E"
Corporate customers have more than 7M employees[3]
Travel agents
"B2B"
~29,800 registered agents across India[1]
yatra
Complete offerings
Air
7 Domestic carriers
400+ International carriers
Hotels & Lodging
~105,600 Indian properties
plus growing homestays[3]
Holiday packages
Rail, bus, activities, others
Multi-channel marketplace designed to build customer and vendor loyalty

(1) Data for the twelve months ended March 31, 2023 for flagship brand Yatra.com only and excludes data from B2B businesses.
(2) Cumulative as of March 31, 2023; does not include data for B2B business.
(3) Approximate count as of March 31, 2023.

Our website and mobile applications provide the following capabilities:

- *Exploring & Searching:* Our web and mobile platforms enable customers to explore and search flights, hotels, holiday packages, buses, trains, and activities. We have developed a Natural Language Processing/Machine Learning, or NLP/ML based text/voice search engine on our website and our Facebook Bot to optimize search results. We also have a NLP/ML-based customer support knowledge engine to address users' queries without dialling the call center, thereby reducing the servicing cost and increasing customer satisfaction levels. To further engage consumers, we have a number of features such as "Lowest Fare Finder," "Super Saver," "Things To Do" and notifications.

- *Total Visibility:* Using our platform, customers are able to search for the lowest price available on any given date, identify dates with public holidays and widely celebrated events, and obtain additional information such as tripadvisor.com reviews, information on refundable or non-refundable fares, number of stops on airline bookings, and hotel and room amenities.

- *Booking:* Once a customer has decided to book travel, we offer a range of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms as well as buy-now-pay-later facility.

- *Carbon Emission for Flights*: A customer will be provided flight specific and seat specific details of carbon emissions next to the price and duration of the flight. This will help the customer to make more sustainable choices and will help customers track their footprint. The feature has been introduced in the pursuit of achieving the sustainable development Goals set by the United Nations General Assembly.

- Virtual Assistance: In March 2018 we launched "YUVA", which stands for Yatra Universal Virtual Assistant. This feature allows the customer to use both voice and text to communicate Yatra support on the go. YUVA is available on desktop, Android and IOS. Supporting various Indian accents, YUVA enables intuitive customer interaction in a relatively human-like way, answering questions related to flight bookings and providing assistance in real time.

- *Meta Search Tool:* In April 2022, we launched a Meta Search Tool for our corporate customer base. This will help large corporate customers with multiple vendor partners to search across those vendors and display the best available option for their employees on a single screen along with the rates directly contracted by the corporates with the airlines and the hotels. This option is available across domestic

and international flights and hotels. This is an expansion of our self-book platform to a platform with integrations, special request management, advanced supplier management and precise and agile reconciliations and dashboards.

- *Strategic Partnership with Cleartrip.com:* In February 2022 we entered into a strategic association with Flipkart (part of Walmart group) owned Cleartrip.com, wherein Cleartrip's customers would have access to Yatra.com's network of about 105,600 hotel accommodations and tie-ups, as on Fiscal 2023 and home stays of various kinds ranging from 5 Star luxury properties to alternative accommodation such as villages, guesthouses and service apartments in about 1,490 cities in India.

- *Yatra Prime:* During May 2023, Yatra launched a travel subscription plan "Yatra Prime" to target high spending frequent travellers and family travellers. The program provides variety of benefits to customers such as no convenience fee, special fares on domestic offers, access to dedicated and on-priority VIP customer support. The endeavour of program is to make travel more affordable, convenient and enjoyable for customers.

Mobile Applications

As smartphone penetration has grown in India, our mobile apps have become a critical component of our consumer offerings. We have multiple applications for a variety of consumer categories and services including:

- *Yatra:* Our primary mobile interface to our core platform, which has been downloaded over 26 million times, as on March 31, 2023.
- *Yatra Web Check-In:* An application designed to ease the flight check-in process for travellers.
- *Yatra Corporate:* A self-booking application for our business customers.

Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and as of fiscal year 2023, our mobile platforms accounted for 84% of our total consumer visits.


Traffic Mix – PC vs Mobile
82.2%
56.4%
43.6%
17.8%
Jun-15
Aug-15
Oct-15
Dec-15
Feb-16
Apr-16
Jun-16
Aug-16
Oct-16
Dec-16
Feb-17
Apr-17
Jun-17
Aug-17
Oct-17
Dec-17
Feb-18
Apr-18
Jun-18
Aug-18
Oct-18
Dec-18
Feb-19
Apr-19
Jun-19
Aug-19
Oct-19
Dec-19
Feb-20
Apr-20
Jun-20
Aug-20
Oct-20
Dec-20
Feb-21
Apr-21
Jun-21
Aug-21
Oct-21
Dec-21
Feb-22
Apr-22
Jun-22
Aug-22
Oct-22
Dec-22
Feb-23
Mobile
PC

(1) Data for flagship brand Yatra.com only.

Websites

Our websites are a travel platform servicing customers across India and outside India, which allows customers to book travel related products and services. The websites are a single platform to explore, shortlist and book airline tickets, hotels, holiday packages, bus tickets, rail tickets and taxis. We have also developed customizable portals for our corporate customers and travel agents.

Customers can quickly review the pricing and availability of our products and services, evaluate and compare options, and book and purchase such products and services online within a few minutes. For our holiday packages, customers can submit their inquiries through our websites and our sales representatives contact such customers to follow up and process the transaction, if required. In addition to our product and services information, our websites feature comprehensive travel advice ranging from basic information to customer reviews for the destinations we cover. Customers may post questions and queries regarding specific products and services and receive timely responses online from customer service representatives, which in turn facilitates their travel planning, product selection, reservations and payments. Customers can also raise complaints about our travel products and services through e-mail or contact us on our customer care number. Our websites have

been designed to provide a user-friendly experience to customers and is reviewed and upgraded from time to time.

Mobile Applications

Our mobile applications have been downloaded over 26 million times, as of March 31, 2023.

Through our android and *iOS* based mobile applications, customers can conveniently access all their past and future bookings, check and modify booking details and request for e-tickets and details on text message service. In addition, customers can utilize the web check-in feature for flights on our mobile applications. We also offer discounted travel products and services that are exclusive to users of our mobile applications for limited periods to enhance our mobile user engagement. Further, we also offer an 'airplane chat' feature on our android mobile application that allows passengers to communicate with each other.

Transaction on Websites and Mobile Applications

A transaction on our websites and mobile applications generally involves the following steps:

Browse and Search. A customer conducts a search for a particular product/service, or combination of products/services, on our websites or mobile application by defining desired parameters, such as destinations, date, time, product type and number of travellers. We are able to deliver real time information as our web-based booking engine is linked to our suppliers' systems.

Compare and Select. Our websites and mobile application display various possible selections and provides additional information about the products and services and also prompts the customer with available special offers or provides additional information about the product. We also provide the customer with information regarding the travel product in details together with photographs as well as reviews and ratings. The customer can sort, refine or rank search results by further defining certain search parameters such as price range, ratings, popularity and amenities.

Order Placement. After a customer has selected a particular option, our websites and mobile application will provide the customer with an opportunity to review details of the travel products and services being purchased and the terms and conditions of such purchase. At this stage, our websites and mobile application connects to our suppliers' system to confirm the availability and pricing of the product selected. Customers are also shown options to purchase travel insurance and other related ancillary value-added services at this stage.

Payment. After placing the order, the customer will be directed to the payment webpage. We offer customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms. Customers can also deduct the purchase price of our travel products and services by using our coupons and travel vouchers. In order to simplify the booking process for customers, our websites and mobile applications do not require prior customer registration in order for the purchase to be completed. Electronic confirmations are sent to the customer's e-mail addresses or mobile phones and the customer can use the itinerary management function on our websites to check the booking details as well as amend or cancel the bookings.

Travel Agent Network

Our travel agent network has access to Yatra's customized portal, which allows them to offer their customers our various product and services. We believe this allows us in addressing the needs of a large and fragmented market of travel agents as well as in reaching customers in smaller markets, within the Tier II and Tier III cities. We have a wide network of travel agents of over 29,800 travel agents registered with us across almost all major cities in India, as of March 31, 2023.

The travel agents registered with us can access our websites enabling them to sell our full portfolio of travel products and services to their customers. We enter into agreements and contracts with such registered agents and also take deposits from them at the time of registration in certain situations. These travel agents earn commissions from us depending on the volume and type of travel products and services sold. We also pass-through cost benefits to agents on the promotional offers received from airlines. In addition, our travel agent network has continued engagement with us through regular meetings and e-mails. We believe our network is attractive to travel agents as we provide access to a wide range of travel products and services which such

agents may not be able to access cost-effectively or at all. Further, our travel agents' network allows us to expand our footprint and distribution network in India in a cost-effective manner.

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our platforms and improve the rate at which visitors become customers.

We have invested in developing and promoting our brand, using a combination of online, offline, cross-marketing, social media and other marketing initiatives. Traditional or offline channels include print, radio, television, mass media campaigns, and short messages as well as through our call centres. Online marketing includes search engine marketing and other innovative digital marketing tools, such as search engine monetization, viral marketing and online display banners; other advertising networks, including mobile advertising partners; search engine optimization and display advertising on websites along with e-mails. Social media marketing incudes continuous engagement on social media platforms. In particular, our presence in online social media enables us to grow and maintain engagement with our targeted customers. We also incur customer inducement and acquisition costs, and marketing and sales promotion expenses, including cash incentives and loyalty program incentive promotions. Customer inducement and acquisition costs and marketing and sales promotion expenses for Fiscals 2023, 2022, and 2021 are detailed below:

			(In INR millions)
Customer inducement and acquisition costs and marketing and sales promotion expenses	**Year ended March 31, 2023**	**Year ended March 31, 2022**	**Year ended March 31, 2021**
Customer inducement and acquisition costs (A)	2,842.45	1,313.63	809.60
Marketing and sales promotion expenses (B)	336.39	124.14	79.60
Total (C=A+B)	3,178.84	1,437.77	889.20

Notes:

(1) Customer inducement and acquisition costs include costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives.
(2) Marketing and sales promotion expenses include online television, radio and print media advertisement costs as well as event driven promotion cost for the Group's products and services.

Our marketing programs and initiatives also include promotional, seasonal, festival and event related offers including certain women centric marketing campaigns that we have introduced recently. As part of our cross-marketing effort, we have entered into arrangements with various banks and payment gateways offering promotions for purchase of tickets on our websites and mobile applications platforms.

Our brand has received various awards and recognitions. See, "*History and Certain Corporate Matters – Key Awards, Accreditations and Recognitions*" on page 365.

Customer Service

We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers' trips before, during and after. Our "chat" system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support. As on March 31, 2023 we have 179 employees in customer service, including supervisors, sales representatives, quality assurance and process control teams. There is a four-week induction and training program for our employees, which is managed by our in-house training team.

Central to the customer experience, our customer contact centers are closely aligned to the business and are equipped to meet all customer needs. These centers are open seven days per week and provide customer support till midnight. This enables us to provide a seamless customer experience across all channels. To improve flexibility and cost efficiency, we also utilize third-party customer service providers. In most of the cases, our staff is stationed in third-party customer contact centers to ensure that the customer experience is maintained to our unified corporate standards.

We have enhanced our automation capabilities to largely automate our post-booking engine to allow amendment, cancellation and refund of bookings. This automation has been deployed across our websites, apps and WhatsApp. Additionally, we have also deployed a GST invoicing solution to automate collection of GST invoices for

corporate customers and from our suppliers. This automation allows us to scale without deploying incremental manpower thereby providing operating leverage in our business model

Technology and Data

Our common technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation. We utilize an on-premises data center with a hybrid setup and ability to scale into a public cloud on-demand, an active backup on public cloud. We utilize cloud services with the ability to restore all site operations within 48 hours in case of a complete shutdown.

The technology stack includes Java, MariaDB with Galera Cluster, MongoDB, Redis, Aerospike, jQuery, React and ELK with a multi-tier service-oriented containerized architecture for horizontal scale, performance, and flexibility. We leverage and contribute to open-source technologies, leading to faster innovation, development and cost-efficiencies. We use an integration layer for high-scale, fault tolerance and configurability with connectivity to multiple GDS and hosting systems for low-cost carriers. This provides auto switching capabilities and redundancy between suppliers so that we may provide the same airline inventory even if a supplier is experiencing connectivity or performance issues.

We have also developed a common user interface platform that ensures a single common user view across B2C and B2B channels and a single customer/client interface on both the web and mobile interfaces so that users have a consistent experience irrespective of the channel via which they come to us. In order to ensure smooth integration of our inventory, we have launched a marketplace platform that enables us to sell our own inventory and the inventory of third-party vendors to provide travellers with a wider selection of products and services on a single platform. This platform presents a set of reusable services that allow third-party suppliers or travel services to manage and sell those services on www.yatra.com directly to consumers. This platform includes vendor management, seller-buyer-user communication service, provision of content, inventory and pricing management and product life cycle management services

Security

We accept all major credit, debit cards and other payment instruments, including mobile wallets. PaySwift is a homegrown payment engine to ensure payments are safe and secure. We are PCI-DSS 3.2 compliant organization. We follow a two-factor authentication mechanism with the security features of the applicable card. Our critical data security practices include credit card data protection in a separate VLAN accessible only through authenticated APIs and are in encrypted storage with the key broken into two different systems. We also use a risk engine, which is a third-party service, to validate and fraud check international credit cards.

Our 24x7 monitoring and alerting security infrastructure is provided by an outsourced company from multiple locations. Continuous scanning, penetration testing and threat elimination, including ransomware protection, is undertaken by third-party security experts assisted by in-house security consultants. A distributed denial of service (DDoS) protection service has been instituted, which works at the perimeter level with protection up to one GBPS, to provide comprehensive solutions for all application (layer 7) and network (layer 3) DDoS attacks. Web application firewalls have also been placed for network and application security apart from a network firewall.

Competition

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta search companies, both in India and abroad, such as Cleartrip Private Limited, Easy Trip Planners Limited, Thomas Cook India Limited, FCM Travel Solutions (India) Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Private Limited, and Le Travenues Technology Limited. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

Large, established Internet search engines with a global presence and meta search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing

campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Meta search sites, offer the users an ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we may be required to reduce service fees and Adjusted Margin (%) in order to compete effectively and maintain or gain market share.

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, as well as "daily deal" websites, or peer-to-peer inventory sources, such as Airbnb Inc., which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer-to-peer inventory sources could affect the demand for our services in facilitating reservations at hotels.

In addition, many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. Suppliers may offer advantages for customers to book directly, such as member only fares, bonus miles or loyalty points, which could make their offerings more attractive to customers. Some low-cost airlines distribute their online supply exclusively through their own websites and other airlines have stopped providing inventory to certain online channels and attempt to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third-party distributors. Additionally, airline suppliers are increasingly promoting hotel supply on their websites in connection with airline tickets. If we are unable to compete effectively with travel supplier related channels or other competitors, our business and results of operations may be adversely affected.

We also face increasing competition from widely used search engines. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Efforts undertaken by search engines in appealing the customers by various travel products, as well as possible future developments in such offerings in travel sector, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

Corporate Social Responsibility ("CSR")

Our CSR & Care Philosophy is aligned to the following:

- Business Strategy & Vision
- Environment
- Community Welfare

The above ensures focused spends benefitting tourism as a whole and driving our impact. In addition to the above, we have responded to calamities and partnered with non -governmental organisations on an on-going basis through our human resources, employee volunteering etc.

Our CSR strategy translates to the following:

Tree Plantation: To offset carbon footprint, we have initiated tree plantation. The focus of this exercise, in addition to offsetting carbon footprint is to plant fruit bearing trees thereby enabling farmers for a long-term sustainable living source. This exercise was carried out in the rural areas of Uttarakhand.

Making travel Accessible to All: Our vision is to make travel easy and accessible to all. To that end, we took over Chhatrapati Shivaji Maharaj Terminus, to implement amenities and facilities for the differently enabled, to ensure that they are able to travel independently with minimal assistance, and with dignity.

Creating amenities for visitors/ traveller to Indian Heritage Sites: we have adopted four sites i.e., the Qutb Minar, Ajanta Caves, Hazara Rama Temple Hampi and Leh Palace, under the 'Adopt A Heritage' initiative, in partnership with Ministries of Tourism & Culture, Government of India and the Archaeological Survey of India. The objective is to provide better amenities and facilities, which in turn would help boost footfalls, thereby benefiting the entire tourism eco-system. The facilities include operation & maintenance of the adopted sites and

implementation of amenities like Wi-Fi, audio-visual guide App, drinking water, braille booklets, wheelchair assistance, digital interventions etc. for an elevated visitor experience.

Upskilling in the tourism industry: Among the many stakeholders in tourism are the travel guides who accompany the visitors to ensure a smooth travel experience. Hence, it is critical that these guides be constantly given opportunities to upskill and update their knowledge. As a part of its CSR, we have partnered with NGOs to ensure upskilling of Guides in the Himalayan region.

Supporting NGOs (children/education/ welfare of underprivileged): we continue to partner with various NGOs working towards the welfare and education of the underprivileged.

Set out below are expenses incurred towards Corporate Social Responsibility for the years indicated:

(in INR million)

Particulars	Fiscal 2023	Fiscal 2022	Fiscal 2021
CSR Expenditure	-	1.95	2.62

Intellectual Property Rights

Our intellectual property rights include trademarks and domain names associated with the name "***Yatra***", Yatra for business and "***Travelguru***" primarily, as well as copyrights and rights arising from confidentiality agreements relating to our website content and technology.

We rely on trademark law, trade secret protection, non-competition and confidentiality agreements with our employees and some of our partners and vendors to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

Yatra India and its subsidiaries have registered the primary domain names, namely *www.yatra.com*, *www.yatra.in*, *www.tsi-yatra.com* and *www.travelguru.com*, and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business primarily under the "Yatra" brand name and logo and have registered the trademarks under a couple of classes mainly in India. We have inter alia applied for trademark registration of the logos, and word marks for yatra.com in India and such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks.

Employees

As of March 31, 2023, we had 1,086 employees in India. The following tables show a breakdown of our employees as of March 31, 2023 and for the past two fiscal years by category of activity.

Number of Employees Division/Function	Fiscal 2021	Fiscal 2022	Fiscal 2023
Executive Management	2	2	3
Product development	21	12	11
Sales and marketing	213	199	201
Technology development and technology support	122	99	104
Others (including operations, business development, administration, finance and accounting, legal and human resources)	622	640	767
Total	**980**	**952**	**1,086**

None of our employees are represented by a labour union.

In Fiscal 2023, 2022 and 2021 our capital expenditure towards (i) additions to Property, plant and equipment was INR 44.19 million, INR 12.79 million, INR 0.14 million respectively, and (ii) addition to computer software and website was INR 140.03 million, INR 69.56 million and INR 96.00 million, respectively.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various offices in India. We have also purchased key man insurance, professional indemnity insurance, public liability insurance, fidelity insurance and work injury compensation insurance. In addition to the above, we have taken standard medical policies and group personal accident policies.

Properties

Our primary facility is corporate office located in Gurgaon, India. As on date of this Red Herring Prospectus, we have leased 77,953 square foot facilities across 13 cities, including 47,759 square feet in Gurgaon, 10,239 square feet in Mumbai, 4,615 square feet in Bangalore, 3,450 square feet in Hyderabad and 542 square feet in Delhi.

KEY REGULATIONS AND POLICIES

The following description is a summary of certain laws, guidelines and key regulations in India, which are applicable to the operations of our Company. The information detailed in this section has been obtained from publications available in the public domain. The regulations and their descriptions set out below are not exhaustive, and are only intended to provide general information to the prospective investors. Further they are neither designed nor intended to be a substitute for professional legal advice. The statements below are based on the current provisions of applicable law, which are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions. For details of government approvals obtained by our Company, see "Government and Other Approvals" on page 537.

INFORMATION TECHNOLOGY LAWS

Information Technology Act, 2000 ("IT Act")

The IT Act has been enacted with the intention of providing legal recognition to transactions that are undertaken electronically. The IT Act has created a mechanism for authenticating electronic documentation by means of digital signatures and also provides for civil and criminal liability including fines and imprisonment for various offences. The IT Act prescribes various offences, including those offences relating to unauthorized access of computer systems, unauthorized disclosure of confidential information and frauds emanating from computer applications or over the internet. By means of an amendment in 2008, the IT Act legalized the validity of contracts formed through electronic means. Additionally, the IT Act creates liability for negligence in dealing with or failure to protect sensitive personal data or information, and gives protection to intermediaries in respect of liabilities for third party information made available to or hosted by them.

Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021

The Ministry of Electronics and Information Technology, GoI, notified the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021 (the "Intermediary and Digital Media Rules") on February 25, 2021, in supersession of the Information Technology (Intermediary Guidelines) Rules, 2011. The Intermediary and Digital Media Rules make provisions in relation to intermediaries, social media intermediaries and significant social media intermediaries. The Intermediary and Digital Media Rules impose due diligence obligations in relation to all such intermediaries, including the duty to publish rules and regulations, the privacy policy and the user agreement for access to or usage of the intermediary's computer resource by any person. Such rules and regulations, privacy policies and user agreements are required to inform the user of the computer resource to not engage in certain information which includes, among others, information that is in violation of law, or impersonates another person, is defamatory or obscene. The intermediaries are further required to take reasonable measures to ensure that the reasonable security practices and procedures under the Reasonable Security Practices Rules are followed. All intermediaries are also required to establish a mechanism to redress grievances and publish details of the grievance officer. An intermediary that fails to observe the Intermediary and Digital Media Rules could be punished under applicable law, including the IT Act and the Indian Penal Code, 1860. It also requires that the intermediaries receiving, storing, transmitting or providing any service with respect to electronic records to not knowingly host, publish, transmit, select or modify any information prohibited under the Intermediary and Digital Media Rules, and to disable hosting, publishing, transmission, selection or modification of such information once they become aware of it. The Ministry of Electronics and Information Technology, GoI notified certain amendments to the Intermediary and Digital Media Rules on October 28, 2022 ("**2022 amendment**"). The key changes notified under the 2022 amendment include, amongst others, requiring all Internet intermediaries to make "reasonable efforts" to cause the user not to host, display, upload, modify, publish, transmit, store, update or share any information that, *inter alia*, is illegal, obscene, infringes any IP, or is misleading, impersonating, etc; ensuring accessibility of their services to users along with reasonable expectation of due diligence, privacy and transparency; and publishing their rules and regulations, privacy policy and user agreement in English or any language specified in the Eighth Schedule to the Indian Constitution on their website, mobile based applications or both. Further, a Government appointed 'Grievance Appellate Committee' ("GAC") will now be established to allow users to appeal against decisions or lack of action taken by intermediaries on user complaints. GAC(s) will be established within 3 months of the notification of the 2022 Amendment (i.e., latest by end January 2023)

Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011 ("Reasonable Security Practices Rules")

In accordance with the Reasonable Security Practices Rules, certain classes of body corporates are required to have security practices and standards in place in respect of personal information, including sensitive personal data or information. Additionally, such body corporates are required to maintain a comprehensive documented information security programme and information security policies containing managerial, technical, operational and physical security control measures commensurate with the information assets being protected with the nature of business. In the alternative, Reasonable Security Practices Rules are deemed to be complied with if the requirements of the international standard "IS/ISO/IEC 27001" on "Information Technology – Security Techniques – Information Security Management System – Requirements" are complied with including any codes of best practices for data protection of sensitive personal data or information approved by the Government of India and formulated by any industry association of whose membership such body corporates holds.

The Digital Personal Data Protection Act, 2023 (the "DPDP Act" or the "Act")

The DPDP Act received the assent of the President on August 11, 2023, and will be effective from the date to be announced by the Central Government. The Act essentially balances the rights of individuals to protect their personal data with the need to process personal data (wholly or partly automated) for lawful and other incidental purposes. All data fiduciaries, determining the purpose and means of processing personal data, are mandated to provide an itemized notice in plain and clear language containing a description of the personal data sought to be collected along with the purpose of processing such data. The jurisdiction of the Act also extends to the processing of personal data outside India if it is for offering goods or services or profiling individuals in India. The DPDP Act further provides that where consent is the basis of processing personal data, the data principal providing the consent, may withdraw such consent at any time. Data principals will have the right to demand the erasure and correction of data collected by the data fiduciary. Any data processed prior to such withdrawal shall be considered lawful. The Act introduces the concept of 'deemed consent' in instances where the data principal provides personal data (i) to the data fiduciary voluntarily and for a legitimate purpose, (ii) for performance of function under any law, or service or benefit to the data principal, (iii) in compliance with a judgment or order, (iv) responding to medical emergency involving threat to life or immediate threat to health of the data principal, (v) for provision of medical treatment or health services during an epidemic, outbreak of diseases or any other public threat to public health, (vi) for taking measures to ensure safety during any disaster or any breakdown of public order, (vii) for purposes related to employment including prevention of corporate espionage, maintenance of confidentiality of trade secrets, intellectual property, classified information, recruitment, termination of employee. The data can only be processed for the specific purpose for which it is deemed to be given and must be necessary for fulfilling the purpose for which it has been provided. It further imposes certain obligations on data fiduciaries including (i) implementation of technical and organisational measures to ensure compliance, (ii) adopting reasonable security safeguards to prevent personal data breach, (iii) ensuring that personal data processed is accurate and complete, (iv) informing the Data Protection Board of India (the "Data Protection Board") regarding any personal data breach, (v) deleting or removing personal data no longer in use or necessary for legal or business purposes with exemption given to only start-ups registered with Ministry of Commerce and Industry, (vi) publishing the business contact information of the data protection officer, (vii) implementing a grievance redressal mechanism to redress grievances of data principals, and (viii) processing of data to another data fiduciary under a valid contract. The Act provides for the rights and duties to be complied with the data principals and also provides a tiered mechanism for grievance redressal. Individuals aggrieved under the law will be required to first approach the grievance redressal mechanism provided by the data fiduciary. Once they have exhausted this option, they will be allowed to approach the Data Protection Board. Appeals from the Data Protection Board will lie before the Telecom Disputes Settlement and Appellate Tribunal. Any form of noncompliance shall attract a financial penalty as prescribed in Schedule I of the Act which may extend to ₹ 2500 million.

The General Data Protection Regulation, 2018

The European Parliament adopted the General Data Protection Regulation (the "GDPR" or "Regulation") in April 2016 and it became effective from May 25, 2018. It contains provisions requiring businesses to protect the personal data and privacy of the citizens of the European Union (the "EU") for transactions that take place within the EU member states, along with regulating the export of personal data outside the EU. Therefore, if an entity processes the personal data of EU citizens or residents, or offers goods or services to such people, it would fall within the ambit of this Regulation. The GDPR also outlines seven principles on the basis of which data can be processed, including lawfulness, accuracy, data minimization, accountability, etc. Further, it lists out the instances wherein data processing can be considered legal and includes stringent rules on consent from a data subject to

process their information. There's also a litany of privacy rights provided for data subjects that aim at giving individuals greater control over the data they give to organizations.

INTELLECTUAL PROPERTY LAWS

Intellectual property in India enjoys protection under both common law and statutes. Under statutes, India provides for patent protection under the Patents Act, 1970, copyright protection under the Copyright Act, 1957 and trademark protection under the Trade Marks Act, 1999. These enactments provide for the protection of intellectual property by imposing civil and criminal liability for infringement. In addition to the domestic laws, India is party to several international intellectual property related instruments including the Patent Cooperation Treaty, 1970, the Paris Convention for the Protection of Industrial Property, 1883, the Berne Convention for the Protection of Literary and Artistic Works, 1886, the Universal Copyright Convention adopted at Geneva in 1952, the International Convention for the Protection of Performers, Producers of Phonograms and Broadcasting Organizations, 1961 and as a member of the World Trade Organisation is a signatory to the Agreement on Trade Related aspects of Intellectual Property Rights.

The Trade Marks Act, 1999 ("Trade Marks Act")

The Trade Marks Act governs the statutory protection of trademarks and prevention of the use of fraudulent marks in India. Indian law permits the registration of trademarks for both goods and services. Under the provisions of the Trade Marks Act, an application for trademark registration may be made with the Trade Marks Registry by any person or persons claiming to be the proprietor of a trade mark, whether individually or as joint applicants, and can be made on the basis of either actual use or intention to use a trademark in the future. Once granted, a trademark registration is valid for 10 years unless cancelled, subsequent to which, it can be renewed. If not renewed, the mark lapses and the registration is required to be restored to gain protection under the provisions of the Trade Marks Act. The Trade Marks Act prohibits registration of deceptively similar trademarks and provides for penalties for infringement, falsifying and falsely applying trademarks among others. Further, pursuant to the notification of the Trade Marks (Amendment) Act, 2010, simultaneous protection of trademark in India and other countries has been made available to owners of Indian and foreign trademarks.

The Copyright Act, 1957 and rules thereafter ("Copyright Laws")

The Copyright Act, 1957, along with the Copyright Rules, 1958, (collectively, "Copyright Laws") serve to create property rights for certain kinds of intellectual property, generally called works of authorship. The Copyright Laws protect the legal rights of the creator of an 'original work' by preventing others from reproducing the work in any other way. The intellectual property protected under the Copyright Laws includes literary works, dramatic works, musical works, artistic works, cinematography, and sound recordings. The Copyright Laws prescribe fine, imprisonment or both for violations, with enhanced penalty on second or subsequent convictions. While copyright registration is not a prerequisite for acquiring or enforcing a copyright in an otherwise copyrightable work, registration constitutes prima facie evidence of the particulars entered therein and may expedite infringement proceedings and reduce delay caused due to evidentiary considerations. Upon registration, the copyright protection for a work exists for a period of 60 years following the demise of the author. Reproduction of a copyrighted work for sale or hire, issuing of copies to the public, performance or exhibition in public, making a translation of the work, making an adaptation of the work and making a cinematograph film of the work without consent of the owner of the copyright are all acts which expressly amount to an infringement of copyright.

The Patents Act, 1970 (the "Patents Act")

The Patents Act governs the patent regime in India. Being a signatory to the TRIPS, India is required to recognize product patents as well as process patents. In addition to the broad requirement that an invention satisfy the requirements of novelty, utility and non-obviousness in order for it to avail patent protection, the Patents Act further provides that patent protection may not be granted to certain specified types of inventions and materials even if they satisfy the above criteria. Section 39 of the Patents Act also prohibits any person resident in India from applying for a patent for an invention outside India without making an application for a patent for the same invention in India. The term of a patent granted under the Patents Act pursuant to Section 53 is for a period of twenty years from the date of filing of the application for the patent. A patent shall cease to have effect if the renewal fee is not paid within the period prescribed for the payment of such renewal fee. Further, the Patents Act also provides for the recognition of product patents in respect of food, medicine and drugs; that import of patented products will not be considered as an infringement; and that under certain circumstances, the burden of proof in case of infringement of process patents may be transferred to the alleged infringer.

INDUSTRY SPECIFIC LAWS

Ministry of Tourism, Government of India ("*Ministry of Tourism*")

The main regulator for the tourism industry in India is the Ministry of Tourism and its respective departments. The Ministry of Tourism has formulated the Guidelines for Recognition/Renewal or Extension as an Approved Travel Agent/Agency, 2011, as part of a voluntary scheme, for recognition of tour operators, prescribing certain conditions, including the minimum requirements for capital, period of operation, office space and trained personnel for approved travel agents in India. Further, it has also issued the Guidelines for Approval of Online Travel Aggregators, 2018 ("***OTA***") as part of a voluntary scheme for intermediaries and agents and recognizing them as an approved OTA for selling travel related products and services, on behalf of suppliers using internet as a medium.

LABOUR RELATED LAWS

Set forth below is an indicative list of applicable labour laws and regulations for our business and operations:

- The Payment of Gratuity Act, 1972;
- The Payment of Bonus Act, 1965;
- The Maternity Benefit Act, 1961;
- The Employees' State Insurance Act, 1948;
- The Employees' Provident Funds and Miscellaneous Provisions Act, 1952;
- The Payment of Wages Act, 1936;
- The Equal Remuneration Act, 1976;
- The Employee's Compensation Act, 1923;
- The Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013;
- The Contract Labour (Regulation and Abolition) Act, 1970;
- The Minimum Wages Act, 1948;
- The Industrial Disputes Act, 1947;
- The Building and Other Construction Workers Regulation of Employment and Conditions of Service Act, 1996;
- The Code on Wages, 2019*
- The Occupational Safety, Health and Working Conditions Code, 2020**
- The Industrial Relations Code, 2020***
- The Code on Social Security, 2020****

* The Government of India enacted 'The Code on Wages, 2019' which received the assent of the President of India. The code proposes to subsume the Equal Remuneration Act, 1976, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965 and the Payment of Wages Act, 1936. The provisions of this code will be brought into force on a date to be notified by the Central Government, with certain of the provisions thereunder notified already. In pursuance of the code, the Code on Wages (Central Advisory Board) Rules, 2021 have been notified, which prescribe, inter alia, the constitution and functions of the Central Advisory Board set up under the Code on Wages, 2019.
** The Occupational Safety, Health and Working Conditions Code, 2020 (enacted by the Parliament of India and assented to by the President of India) will come into force on such date as may be notified in the official gazette by the Central Government and different dates may be appointed for different provisions of the Occupational Safety, Health and Working Conditions Code, 2020. Once effective, it will subsume, inter alia, the Factories Act, 1948, the Inter-State Migrant Workmen (Regulation of Employment and Conditions of Service) Act, 1979, the Building and Other Construction Workers (Regulation of Employment and Conditions of Service) Act, 1996 and the Contract Labour (Regulation & Abolition) Act, 1970.
*** The Industrial Relations Code, 2020 received the assent of the President of India on September 28, 2020 and it proposes to subsume three existing legislations, namely, the Industrial Disputes Act, 1947, the Trade Unions Act, 1926 and the Industrial Employment (Standing Orders) Act, 1946. The provisions of this code will be brought into force on a date to be notified by the Central Government.
**** The Government of India enacted 'The Code on Social Security, 2020' which received the assent of the President of India. The provisions of this code will be brought into force on a date to be notified by the Central Government, with certain of the provisions thereunder notified already. The code proposes to subsume, inter alia, the Employee's Compensation Act, 1923, the Employees' State Insurance Act, 1948, the Employees' Provident Funds and Miscellaneous Provisions Act, 1952, the Maternity Benefit Act, 1961 and the Payment of Gratuity Act, 1972. The Ministry of Labour and Employment, Government of India has notified the draft rules relating to Employee's Compensation under the Code on Social Security, 2020 on June 3, 2021, inviting objections and suggestions, if any, from the stakeholders. Further, draft rules under the Code on Social Security, 2020 were notified on November 13, 2020. The draft rules propose to subsume, inter alia, the Employees' State Insurance (Central) Rules, 1950 , Employees' Provident Funds Appellate Tribunal (Conditions of Service) Rules, 1997 and the Payment of Gratuity (Central) Rules, 1972

Shops and establishments legislations are state legislations that seek to govern and regulate the working conditions of workers and employees employed in commercial establishments or shops or other establishments, as the case

may be, within that state. Every such establishment is required to register itself under the relevant state's shops and establishments legislation in accordance with the procedure laid down therein.

OTHER LAWS

In addition to the aforementioned material laws and regulations, which are applicable to our Company, our Company is also required to comply with the provisions of the Companies Act and rules framed thereunder, FEMA, each as amended, the Consumer Protection Act, 2019, and other applicable statutes promulgated by the relevant Central and State Governments including the central and state tax laws.

HISTORY AND CERTAIN CORPORATE MATTERS

Brief history of our Company

Our Company was originally incorporated as '*Yatra Online Private Limited*' on December 28, 2005, at Mumbai, as a private limited company under the Companies Act, 1956, pursuant to a certificate of incorporation issued by the Assistant Registrar of Companies, Maharashtra. Our Company was converted into a public limited company pursuant to a special resolution passed by our Shareholders at the extraordinary general meeting held on October 25, 2021 and the name of our Company was changed to '*Yatra Online Limited*'. A fresh certificate of incorporation consequent upon conversion to a public limited company was issued by the RoC on November 11, 2021.

Changes in our Registered Office

Date of change of Registered Office	Details of the address of Registered Office	Reason for change
March 15, 2012	The registered office of our Company was changed from to 93-B, Mittal Court, Nariman Point, Mumbai-400021 to Unit number 208/209, 2nd Floor, C wing, Trade World Centre, Kamala Mills, Senapati Bapat Marg, Lower Parel (West), Mumbai-400013.	Registered office was shifted to a new premise due to the establishment of a fully-fledged regional office
July 25, 2014	The registered office of our Company was changed from Unit number 208/209, 2nd Floor, C wing, Trade World Centre, Kamala Mills, Senapati Bapat Marg, Lower Parel (West), Mumbai-400013 to Unit number 210/211, 2nd Floor, C wing, Trade World Centre, Kamala Mills, Senapati Bapat Marg, Lower Parel (West), Mumbai-400013.	Registered office was moved on the same floor within the same building for better utilisation of the office spaces/premises occupied by our Company. Hence, our Company vacated Unit Number 208/209 and moved its registered office to Unit Number 210/211 in the same building which premises were also being occupied by our Company at the same time.
October 1, 2015	The registered office of our Company was changed from Unit number 210/211, 2nd Floor, C wing, Trade World Centre, Kamala Mills, Senapati Bapat Marg, Lower Parel (West), Mumbai-400013 to B-2, 202, Second floor, Marathon Innova, Marathon Nextgen Complex, Opposite Peninsula Corporate Park, Off Ganpatrao Kadam Marg, Lower Parel (West), Mumbai-400013	Registered office was moved in order to get better office space.
December 1, 2019	The registered office of our Company was changed from B-2, 202, Second floor, Marathon Innova, Marathon Nextgen Complex, Opposite Peninsula Corporate Park, Off Ganpatrao Kadam Marg, Lower Parel (West), Mumbai-400013 to Unit number B-2/101, First floor, Marathon Innova Building, Marathon Nextgen Complex, B-Wing, Ganpatrao Kadam Marg, Opposite Peninsula Corporate Park, Lower Parel (West), Mumbai-400013	Registered office was moved to a different floor within the same building for better office space.

Main Objects of our Company

The main objects contained in the Memorandum of Association of our Company are as follows:

"

1. *To carry on the business of providing services relating to transport, travel, tours and tourism; to organise, arrange and conduct tours, tour operators, travel bookings, including lodging, reservation and information services; to develop specialized packages for tours and travel; to buy and maintain and/or charter all types of transport vehicles for the purpose of undertaking travel and travel related services.*
2. *To develop customized solutions in the area of transport, travel, tours and tourism for all types of travellers,*

including the travel industry, whether in India or abroad.

3. *To provide data processing, support, management and consultancy services whether through the Internet or global communications networks or through any other telecommunication networks in the area of online travel bookings of any mode of transport; to retrieve and update travel profiles and other information and to process, modify, review all kinds of information and documents related to all aspects of travel and travel-related topics.*
4. *To provide guide maps, news, directories, listings related to travel industry; to provide education and entertainment services, namely television, radio, pod cast programs, newspaper and Internet articles and provide recommendations on all aspects of travel and travel-related topics*"

The main objects as contained in the Memorandum of Association enable our Company to carry on the business presently being carried out and the activities proposed to be undertaken pursuant to the objects of the Offer. For further details, please see the section entitled "*Objects of the Offer*" on page 181.

Amendments to the Memorandum of Association

Set out below are the amendments to our Memorandum of Association in the 10 years preceding the date of this Red Herring Prospectus:

Date of Shareholders' Resolution	Particulars
December 24, 2018	Clause V of the MoA was amended to reflect the increase in the authorized share capital of the Company from ₹ 10,000,000 divided into 1,000,000 equity shares of ₹ 10 each to ₹ 150,000,000 divided into 15,000,000 Equity Shares of ₹ 10 each.
October 25, 2021	Clause I of the MoA was amended to reflect the change in the name of our Company from Yatra Online Private Limited to Yatra Online Limited pursuant to the conversion of our Company from a private limited company to a public limited company.
November 30, 2021	Clause V of the MoA was amended to reflect the increase in the authorized share capital of the Company from ₹ 150,000,000 divided into 15,000,000 Equity Shares of ₹ 10 each to ₹ 200,000,000 divided into 20,000,000 equity shares of ₹ 10 each.
December 9, 2021	Clause V of the MoA was amended to reflect the split in the authorized share capital of the Company from ₹ 200,000,000 divided into 20,000,000 equity shares of ₹ 10 each to ₹200,000,000 divided into 200,000,000 Equity Shares of ₹ 1 each.

Major events and milestones of our Company

The table below sets forth the major events and milestones in the history of our Company:

Year	Particulars
2006	Commenced operations with the launch of our website, www.yatra.com.
2007	Launched our first mobile offering on SMS
2010	Launched India's first 'online ticket cancellation' service
2010	Acquired ticket-consolidator Travel Services International (TSI)
2010	Launched Cash on Delivery services
2011	Acquired Magicrooms
2012	Acquired Buzzintown
2012	Launched a co-branded credit card with SBI
2012	Acquired a 100% stake in Travelguru.com
2013	Launched its corporate travel business
2014	Launched our loyalty rewards program, eCash
2015	Diversified our scope to include homestays
2016	Launched 'Yatra mini' to cater to low-bandwidth markets
2016	Entered into partnership with Uber
2016	Launched the industry's first voice-search feature
2016	Publicly listed on NASDAQ under the symbol 'YTRA'
2017	Acquired Yatra For Business Private Limited *(Formerly known as Air Travel Bureau Private Limited)*
2017	Launched industry's first android Smart Watch wear app
2018	Launched YUVA - Universal Virtual Assistant
2018	Partnered with Agoda to offer Indian hotels to international traveller
2019	Acquired TCIL, the corporate division of PL Worldways
2020	Entered into partnership with Zaggle to offer expense management solutions
2020	Launched our freight business

Year	Particulars
2023	Bangalore metro went live on our app enabling Bangalore commuters to use the Yatra app to book their metro tickets.
2023	Launch of Yatra Prime which provides additional features like zero cancellation fees, bank offers, special fares etc. on domestic flights to its subscribers.
2023	Partnered with Delhi Capitals Women's Premier League as one of the associate sponsors.

Key Awards, Accreditations and Recognition

Our Company has received the following key awards, accreditation, and recognition:

Year	Particulars
2011	Won the 'Best Travel Website' award by the Internet and Mobile Association of India
2011	Won the 'Most Preferred Travel Portal' award by CNBC Awaaz Travel Awards
2011	Won the 'Most Outstanding Online Travel Portal' award at the Travel and Hospitality Awards
2012	Won the 'Best Travel Portal' award by CNBC Awaaz Travel Awards
2012	Won the National Tourism Award for the 'Best Domestic Tour Operator (Jammu & Kashmir)'
2014	Won the 'Most Outstanding Online Travel Company (B2C)' award at the Travel and Hospitality Awards
2015	Won the National Tourism Award for the 'Best Domestic Tour Operator'
2017	Won the National Tourism Award for the 'Best Domestic Tour Operator (Rest of India)'
2022	Won the "Best Email Marketing Campaign" award at the Digital Dragons Awards organised by the Indian Business Council
2022	Recognized as one of the "Best Brands of 2022" at the 5th edition of the Best Brands conclave held by the Economic Times
2022	Won the "Top business travel partner" award from Singapore Tourism board

Details regarding material acquisitions or divestments of business/undertakings, mergers, amalgamation or revaluation of assets in the last 10 years

Acquisition of TSI Yatra Private Limited ("TSI")

Our Company entered into a share purchase agreement dated August 31, 2010, read together with the amendment agreements dated September 20, 2010, March 31, 2012 and November 1, 2013, with TSI, Praveen Chugh and Pranita Baveja ("**SPA**"), pursuant to which our Company acquired 1,833,060 fully paid up equity shares of TSI representing 100% of the total issued and paid up equity share capital of TSI, for an aggregate consideration of ₹ 330 million.

Our Company (a) acquired 1,741,407 equity shares of ₹ 10 each aggregating to 95% of the outstanding shares of TSI Yatra Private Limited on October 14, 2010; and (b) acquired 91,653 equity shares of ₹ 10 each aggregating to 5% of the outstanding shares of TSI Yatra Private Limited on March 31, 2012.

The acquisition was completed on March 31, 2012 and TSI became a wholly owned subsidiary of our Company with effect from March 31, 2012.

Acquisition of Yatra TG Stays Private Limited ("Yatra TG Stays") (formerly known as D.V. Travels Guru Private Limited) and Yatra Hotel Solutions Private Limited ("Yatra Hotel Solutions") (formerly known as Desiya Online Travel Distribution Private Limited)

Our Company entered into a share purchase agreement dated June 27, 2012 with Yatra TG Stays, Yatra Hotel Solutions, TG India Holdings Company and Travelocity.com Private Limited ("**SPA**"), pursuant to which our Company acquired 1,625, 907 fully paid up equity shares of Yatra TG Stays representing 100% of the total issued and paid up equity share capital of Yatra TG Stays as well as 79,886 fully paid up equity shares of Yatra Hotel Solutions representing 100% of the total issued and paid up equity share capital of Yatra Hotel Solutions for an aggregate consideration of USD 19,905,000.

The acquisition was completed on July 17, 2012 and Yatra TG Stays and Yatra Hotel Solutions became wholly owned subsidiaries of our Company with effect from July 17, 2012.

Acquisition of Yatra For Business Private Limited (Formerly known as Air Travel Bureau Private Limited)

On July 20, 2017, our Company agreed to acquire all of the outstanding shares of Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited), pursuant to a Share Purchase Agreement, by and among

Yatra Online Private Limited, Yatra For Business Private Limited (Formerly known as Air Travel Bureau Private Limited) and the sellers party thereto, or the Sellers. Pursuant to the terms of the Share Purchase Agreement, our Company acquired a majority of the outstanding shares of ATB on August 4, 2017 and on July 29, 2020, our Company acquired the balance outstanding shares of Yatra For Business Private Limited for a total consideration of ₹ 1,510 million, making Yatra For Business Private Limited a 100% subsidiary of our Company.

Acquisition of TCIL

Our Company entered into a Share Purchase Agreement dated January 08, 2019 with PL Worldways Limited, the six nominees of PL Worldways Limited, Travel.Co.In Private Limited, and Peirce Leslie & Co. Ltd for acquiring 100% of the fully-paid up share capital of Travel.Co.In Private Limited. The consideration for the acquisition amounted to an aggregate of ₹ 58.27 million.

Guarantees given to third parties by a promoter offering its Equity Shares

As of the date of this Red Herring Prospectus, none of our Promoters have provided guarantees to any third parties.

Time and cost over-runs

There have been no time and cost over-runs in respect of our business operations.

Defaults or re-scheduling, restructuring of borrowings with financial institutions/banks

There have been no defaults or re-scheduling/ re-structuring in relation to borrowings availed by our Company from any financial institutions or banks.

Lock-out and strikes

As on the date of this Red Herring Prospectus, there have been no lockouts or strikes at any time in our Company.

Accumulated Profits or Losses

There are no accumulated profits and losses of any Subsidiaries that are not accounted for by our Company in the Restated Consolidated Summary Statements.

Significant financial and strategic partners

As of the date of this Red Herring Prospectus, our Company does not have any significant financial or strategic partners.

Shareholders' Agreements

Except as disclosed below, our Company has not entered into any other subsisting shareholders' agreements. Further, our Company confirms that there are no inter-se agreements or arrangements between shareholders, deeds of assignment, acquisition agreements, shareholders' agreements, or agreements of like nature, or agreements comprising material clauses/covenants that are required to be disclosed in this Red Herring Prospectus, or the Prospectus or contain clauses/covenants that are adverse/prejudicial to the interest of public shareholders.

Share subscription cum shareholders' agreement dated May 7, 2014, and share subscription cum shareholders' agreement dated April 29, 2015, both executed amongst our Company, IL&FS Trust Limited (in its capacity as a trustee for Pandara Trust – Scheme I), Capital18 Fincap Private Limited and Yatra Online, Inc. (collectively "SHA") and waiver and termination agreement dated March 23, 2022 ("SHA Amendment Agreement")

Our Company and Yatra Online, Inc. entered into the SHA with Pandara Trust – Scheme I ("**Pandara Trust**") and Capital18 Fincap Private Limited ("**Capital18**") (collectively the "**Investors**") to set-out, amongst other things, their inter-se rights and obligations in relation to their shareholding in our Company pursuant to which Pandara Trust subscribed to 33,067 and Capital18 subscribed to 50,614 equity shares of face value of ₹ 10 each, aggregating to 1.30% of the total issued and paid-up capital of our Company as on the date of the agreement, for a total consideration of ₹ 149.12 million. Subsequently, the Investors further acquired 68,803 fully paid-up equity shares of face value of ₹ 10 each of our Company, aggregating to 1.02% of the total issued and paid-up capital of our Company, as on the

date of the agreement, for a total consideration of ₹ 130.18 million, paid in cash. Pursuant to the SHA, parties have also set-out, amongst other things, their inter-se rights and obligations in relation to their shareholding in our Company.

In accordance with the terms of the SHA, Investors have certain rights and obligations including, among others:

- *Right to swap*: The Investors shall have the right to exit our Company in the event of a qualified IPO or a liquidation transaction by Yatra Online, Inc. wherein each Investor would become entitled to swap all of their shareholding in our Company for shares under Yatra Online, Inc.

- *Right to transfer*: The Investors may each transfer their entire shareholding in our Company provided that the transfer shall be in connection with a qualified IPO, liquidation transaction or sale of shares by investors in Yatra Online, Inc.

Accordingly, pursuant to the SHA Amendment Agreement, the parties have agreed to automatically terminate the SHA upon the listing and trading of the Equity Shares on the Stock Exchanges, without requiring any further action by any party. Additionally, the Investors have also agreed to certain waivers under the SHA, in order to facilitate the IPO process, with effect from the execution of the SHA Amendment Agreement. The parties have agreed, that the SHA shall *ipso facto* terminate, without any further acts of the parties and without any liabilities or obligations whatsoever, upon the earlier of the following dates: (a) the date on which the Equity Shares are allotted pursuant to the Offer (hereinafter referred to as the "**Effective Date**"); or (b) if the bid/offer opening date in the Offer does not occur prior to September 30, 2023 or such other date as mutually agreed in writing between Parties (hereinafter referred to as the "**Long Stop Date**"); or (c) the date on which the Board of the Company decides not to undertake the Offer.

Share Subscription Agreement dated May 16, 2020, between our Company, Reliance Retail Limited and Yatra Online, Inc. ("RRL Share Subscription Agreement")

On September 26, 2016, our Company entered into a preload agreement with Reliance Retail Limited. Pursuant to the preload agreement, Reliance Retail Limited has agreed to pre-install the Yatra mobile applications on Reliance Jio LYF smartphones for consideration to be settled in equity shares of our Company. Subsequently, our Company, Yatra Online, Inc. and Reliance Retail Limited (the "**Investor**") entered into the RRL Share Subscription Agreement pursuant to which Reliance Retail Limited subscribed to 9,539 fully paid-up equity shares of our Company of face value of ₹ 10 each for a total consideration of ₹ 7.95 million, aggregating to 0.09% of the total issued and paid-up capital of our Company.

Our Company, Yatra Online, Inc. and the Investor, entered into the Share Subscription Agreement in order to set out, amongst other things, their inter-se rights and obligations, including in relation to the transfer of Equity Shares. The RRL Share Subscription Agreement grants the Investor, inter alia:

- Right to transfer: The Investor may transfer all its shares provided that such transfer shall be subject to the approval of our Board of Directors;
- Voting Rights: Each share shall have one vote and the Investor shall have the benefit of such voting rights.

Other Agreements

Except as detailed below, our Company has not entered into any subsisting material agreements, other than in the ordinary course of business. For details on business agreements of our Company, see "*Our Business*" on page 337.

Global Agreement dated July 1, 2017 between our Company and Amadeus IT Group S.A. ("Amadeus"), as amended

Our Company entered into a global agreement with Amadeus dated July 1, 2017 ("**Global Agreement**") for utilizing a fully automated reservations and distribution system (the "**Amadeus System**") subject to certain terms and conditions.

The Global Agreement remained in full force and effect till June 30, 2023 and in accordance with side letter number 2 dated July 1, 2020, the term of the Global Agreement has been extended till June 30, 2026. Subsequently, the term of the Global Agreement was, pursuant to side letter number 3 dated December 15, 2022, further extended till June

20, 2027. Pursuant to the terms of the Global Agreement, each party has the right to forthwith terminate the Subscriber Agreement with immediate effect by giving written notice to the other party subject to certain situations prescribed in the agreement, including if the other party becomes insolvent or if the other party does not comply with the terms and conditions of the agreement.

Advertisement Agreement dated January 11, 2019 between our Company and Bennett, Coleman and Company Limited ("BCCL")

In Fiscal 2019, our Company had entered into a debenture subscription agreement with BCCL, which agreed to subscribe to one non-convertible debenture for an aggregate consideration of subscription amount of ₹ 195.00 million ("NCD Subscription Amount") while our Company agreed to issue and allot the same aggregate principal amount of non-convertible debentures to BCCL in a private placement. Non-convertible debentures ("NCD") allotted to BCCL shall be redeemed at the redemption amount of ₹ 214.50 million being the sum of NCD Subscription Amount and the NCD Interest in terms of the debenture subscription agreement. Our Company also entered into an advertisement agreement with BCCL for advertising (on a non-exclusive basis) the products, services and brands owned and exclusively used by our Company in prescribed media, as defined in the Advertisement Agreement. The Company has agreed to place advertisements of the value of ₹ 300,000,000 in the media during the term of the agreement. Further, the Company has agreed to deposit a similar amount to the NCD Subscription Amount, in cash. This deposit will be used for payments to be made in relation to advertisements released in properties owned and managed by BCCL.

Subscriber Agreement dated February 1, 2021 between our Company and InterGlobe Technologies Quotient Private Limited ("ITQPL") along with Addendum to the Subscriber Agreement dated September 30, 2021

Our Company entered into a subscriber agreement with ITQPL dated February 1, 2021 ("**Subscriber Agreement**") for the access to a Global Distribution System called the Galileo System subject to the following terms and conditions:

a) **Galileo System**: ITQPL will provide our Company access to the Galileo system via the software products listed in the Subscriber Agreement and other software products to our Company from time to time solely for the purpose of using the Galileo System ("Software") and it will have the right to impose a fee, and any additional terms and conditions, as mutually agreed for any new Software or products or services proposed to be provided by it.

b) **Software Updation**: ITQPL may, from time to time, provide new releases, enhancements or modifications of the Software and our Company shall install such new releases, enhancements or modifications and implement the same within 30 days of delivery by ITQPL

c) **Installation and Maintenance of Software:** At our Company's request, ITQPL will install the Software at location specified by our Company to enable our Company to do the booking using the Galileo System. Upon completion of such installation, our Company shall be deemed to accept such installation. ITQPL will make commercially reasonable efforts to provide an uptime guarantee of 99.5 % of Galileo System on a monthly basis.

The Subscriber Agreement will remain in full force and effect till March 31, 2024. Pursuant to the terms of the Subscriber Agreement, each party has the right to forthwith terminate the Subscriber Agreement with immediate effect by giving written notice to the other party, if the other party ceases or threatens to cease to carry on business or if the other party goes into liquidation (except for the purposes of amalgamation or reconstruction). upon termination of the subscriber Agreement, our Company will immediately stop accessing the Galileo System and representing itself as being connected with the Galileo System in any way and any sum owed by either party will become immediately payable, including the security deposit given by our Company in pursuance of the Subscriber Agreement.

Launch of key products or services, entry into new geographies or exit from existing markets, capacity/ facility creation or location of plants

For information on key products or services launched by our Company, or entry into new geographies please see the section entitled "*Our Business*" on page 337.

Agreements with Key Managerial Personnel, Senior Management Personnel, Director, or any other employee

There are no agreements entered into by our Promoter, person in control nor any of the members of the Promoter Group or a Key Managerial Personnel or Senior Management Personnel or Director or any other employee of our Company, either by themselves or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit sharing in connection with dealings in the securities of our Company.

Holding Company

As on the date of this Red Herring Prospectus, THCL is our Holding Company and YOI, a publicly traded company listed on NASDAQ and a professionally managed company, is the holding company of THCL and ACDPL, our Promoters.

For details, see "*Our Promoters and Promoter Group*" beginning on page 396.

THCL Travel Holding Cyprus Limited "THCL"

Corporate Information

THCL was incorporated on July 26, 2005 as a limited liability company under the Companies Law CAP. 113 as per the laws of Cyprus. Its incorporation number is HE 163569. It has its registered office at Griva Digeni 115, Trident Centre, 3101 Limassol, Cyprus.

THCL is authorised to engage in the business of manufacturers, industrialists, sellers, retailers, financial agents, consultants, agents or managers of any businesses or undertakings, etc., as authorized under the objects clause of its memorandum of association.

Capital Structure

The authorised share capital of THCL is EUR 8,550 divided into 5000 ordinary shares of EUR 1.71 each

Shareholding

The shareholding pattern of THCL is as follows:

Name of the Shareholder	Number of shares	Percentage of total shareholding (%)
Yatra Online, Inc.	3,000	100

Associate Companies

As on the date of this Red Herring Prospectus, our Company does not have any associate company.

Joint Ventures

As on the date of this Red Herring Prospectus, our Company has the following joint venture.

Adventure and Nature Network Private Limited ("ANNPL")

Corporate Information

Our Company and Snow Leopard Adventures Private Limited entered into a joint venture, the purpose of which was to expand our Company's business in the tourism market in India and effectively maximise our Company's market share since our Company is primarily engaged in travel, transport, tours and tourism while Snow Leopard Adventures Private Limited is engaged in operating adventure tours in the Indian subcontinent. ANNPL was incorporated on September 12, 2012 at Delhi as a private limited company under the Companies Act, 1956 and a certificate of incorporation was issued by the Registrar of Companies, National Capital Territory of Delhi and Haryana. The initial share contribution of our Company and Snow Leopard Adventures Private Limited was 5,000

shares each of ₹ 10 each. Its corporate identification number is U63030HR2012PTC047095. It has its registered office at DLF Cross Point, GL 801 & 802, 8th Floor, Phase IV DLF CITY, Sarhaul, Shahpur, Gurgaon-122002, Haryana.

Nature of Business

As authorised by the memorandum of association of ANNPL, it is currently engaged in the business of providing services relating to transport, travel, tours, tourism, and organising activities such as trekking, cycling, camping, sports activities, etc.

Capital Structure

The capital structure of ANNPL is as follows:

The authorised share capital of ANNPL is ₹ 100,000,000 divided into 10,000,000 equity shares of face value of ₹ 10 each and the issued, subscribed and paid up share capital of ANNPL is ₹ 67,600,000 divided into 6,760,000 equity shares of face value of ₹ 10 each.

Shareholding

The shareholding pattern of ANNPL is as follows:

Sr. No.	Name of Shareholder	No. of equity shares	Percentage of total shareholding (%)
1.	Yatra Online Limited	3,380,000	50.00
2.	Snowleopard Adventures Private Limited	3,380,000	50.00
	Total	**67,600,000**	**100.00**

Our Subsidiaries

For details, please refer to the section '*Our Subsidiaries*' on page 377.

OUR SUBSIDIARIES

As on the date of this Red Herring Prospectus, our Company has eight Subsidiaries. Set out below are details of each of our Subsidiaries:

1. Yatra Corporate Hotel Solutions Private Limited ("YCHSL")

Corporate Information

YCHSL was incorporated, as a wholly-owned subsidiary of our Company, as 'Intech Hotel Solutions Private Limited' on August 11, 2008, as a private limited company under the Companies Act, 1956. The name was subsequently changed to 'Yatra Corporate Hotel Solutions Private Limited' pursuant to a fresh certificate of incorporation issued by the RoC, National Capital Territory of Delhi and Haryana at New Delhi on March 1, 2016. Its CIN is U55101HR2008PTC038256 and its registered office is situated at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase – II, Sector – 20, Gurugram – 122008, Haryana, India.

Nature of Business

Yatra Corporate Hotel Solutions Private Limited is currently engaged in the business of providing hotel booking and travel services to corporate customers. As per the objects clause of its memorandum of association, Yatra Corporate Hotel Solutions Private Limited is permitted to carry out its business activities.

Capital Structure

The capital structure of YCHSL as on the date of this Red Herring Prospectus is as follows:

Particulars	No. of equity shares of face value of ₹10 each
Authorised share capital	3,000,000
Issued, subscribed and paid-up share capital	2,243,962

Shareholding Pattern

The shareholding pattern of YCHSL, as of the date of this Red Herring Prospectus, is as follows:

Sr. No.	Name of the shareholders	No. of equity shares of ₹10 each	Percentage of shareholding (%)
1.	Yatra Online Limited	2,243,956	100.00
2.	Yatra Online Limited and Dhruv Shringi* (Jointly)	1	Negligible
3.	Yatra Online Limited and Rohan Mittal* (Jointly)	1	Negligible
4.	Yatra Online Limited and Manish Amin* (Jointly)	1	Negligible
5.	Yatra Online Limited and Paramdeep Singh Sidhu* (Jointly)	1	Negligible
6.	Yatra Online Limited and Sabina Chopra* (Jointly)	1	Negligible
7.	Yatra Online Limited and Darpan Batra* (Jointly)	1	Negligible
	Total	2,243,962	**100.00**

**On behalf and as nominees of Yatra Online Limited.*

2. TSI Yatra Private Limited ("TSI")

Corporate Information

TSI was incorporated as 'Amrod Travels Private Limited' on February 19, 1996, as a private limited company under the Companies Act, 1956. The name was initially changed to 'TSI-Travel Services International Private Limited', pursuant to a fresh certificate of incorporation. Our Company (a) acquired 1,741,407 equity shares of ₹ 10 each aggregating to 95% of the outstanding shares of TSI on October 14, 2010; and (b) acquired 91,653 equity shares of ₹ 10 each aggregating to 5% of the outstanding shares of TSI on March 31, 2012, pursuant to a share purchase agreement dated August 31, 2010 for an aggregate consideration of ₹ 330 million. Subsequently, the name of TSI was changed to 'TSI Yatra Private Limited' pursuant to a fresh certificate of incorporation

issued by the RoC, NCT of Delhi and Haryana, on May 16, 2012. Its CIN is U45030DL1996PTC076431 and its registered office is situated at Unit No – 1, Sector B Pkt – 7 Vasant Kunj, New Delhi – 110070, India.

Nature of Business

TSI Yatra Private Limited is currently engaged in the business of providing reservations and booking services relating to travel for all types of travellers in India As per the objects clause of its memorandum of association, TSI Yatra Private Limited is permitted to carry out its business activities.

Capital Structure

The capital structure of TSI as on the date of this Red Herring Prospectus is as follows:

Particulars	No. of equity shares of face value of ₹10 each
Authorised share capital	5,750,000
Issued, subscribed and paid-up share capital	2,892,213

Shareholding Pattern

The shareholding pattern of TSI, as of the date of this Red Herring Prospectus, is as follows:

Sr. No.	Name of the shareholders	No. of equity shares of ₹10 each	Percentage of shareholding (%)
1.	Yatra Online Limited	2,892,207	100.00
2.	Yatra Online Limited and Dhruv Shringi* (Jointly)	1	Negligible
3.	Yatra Online Limited and Rohan Mittal* (Jointly)	1	Negligible
4.	Yatra Online Limited and Paramdeep Singh Sidhu* (Jointly)	1	Negligible
5.	Yatra Online Limited and Manish Amin* (Jointly)	1	Negligible
6.	Yatra Online Limited and Sabina Chopra* (Jointly)	1	Negligible
7.	Yatra Online Limited and Darpan Batra* (Jointly)	1	Negligible
	Total	2,892,213	**100.00**

** On behalf and as nominees of Yatra Online Limited.*

3. Yatra TG Stays Private Limited ("Yatra TG Stays")

Corporate Information

Yatra TG Stays was incorporated as 'D.V. Travels Guru Private Limited', as a private limited company on May 18, 2005 under the Companies Act, 1956. Our Company acquired 1,625, 907 fully paid up equity shares of Yatra TG Stays representing 100% of the total issued and paid up equity share capital of Yatra TG Stays on July 10, 2012, pursuant to a share purchase agreement dated June 27, 2012, for an aggregate consideration of USD 13.93 million. Its name was subsequently changed to 'Yatra TG Stays Private Limited' pursuant to a fresh certificate of incorporation issued by the RoC, Maharashtra at Mumbai on March 3, 2016. Its CIN is U63040MH2005PTC257748 and its registered office is situated at B2/101, 1st Floor Marathon Innova, Marathon Nextgen B-Wing, G. Kadam Marg, Opp. Peninsula Corp Park Lower Parel, Mumbai, Maharashtra – 400013, India.

Nature of Business

Yatra TG Stays Private Limited is an online travel management company which provides its customers the facility to book hotel accommodations through its online web portal. As per the objects clause of its memorandum of association, Yatra TG Stays Private Limited is permitted to carry out its business activities.

Capital Structure

The capital structure of Yatra TG Stays as on the date of this Red Herring Prospectus is as follows:

Particulars	No. of equity shares of face value of ₹10 each
Authorised share capital	3,500,000
Issued, subscribed and paid-up share capital	3,302,840

Shareholding Pattern

The shareholding pattern of Yatra TG Stays, as of the date of this Red Herring Prospectus, is as follows:

Sr. No.	Name of the shareholder	No. of equity shares of ₹10 each	Percentage of shareholding (%)
1.	Yatra Online Limited	3,302,834	100.00
2.	Yatra Online Limited and Dhruv Shringi* (Jointly)	1	Negligible
3.	Yatra Online Limited and Rohan Mittal* (Jointly)	1	Negligible
4.	Yatra Online Limited and Paramdeep Singh Sidhu* (Jointly)	1	Negligible
5.	Yatra Online Limited and Manish Amin* (Jointly)	1	Negligible
6.	Yatra Online Limited and Sabina Chopra* (Jointly)	1	Negligible
7.	Yatra Online Limited and Darpan Batra* (Jointly)	1	Negligible
	Total	3,302,840	**100.00**

* *On behalf and as nominees of Yatra Online Limited.*

4. Yatra Hotel Solutions Private Limited ("Yatra Hotel Solutions")

Corporate Information

Yatra Hotel Solutions was incorporated as 'Desiya Online Travel Distribution Private Limited', as a private limited company on October 12, 2004 under the Companies Act, 1956. Our Company acquired 79,886 fully paid-up equity shares of Yatra Hotel Solutions representing 100% of the total issued and paid up equity share capital of Yatra Hotel Solutions on July 10, 2012, pursuant to a share purchase agreement dated June 27, 2012, for an aggregate consideration of USD 5.97 million. The name was subsequently changed to 'Yatra Hotel Solutions Private Limited' pursuant to a fresh certificate of incorporation issued by the RoC, Maharashtra at Mumbai on March 5, 2016. Its CIN is U63040MH2004PTC217231 and its registered office is situated at B2/101, 1st Floor Marathon Innova, Marathon Nextgen, B-Wing, G. Kadam Marg, Opp. Peninsula Corp Park Lower Parel, Mumbai, Maharashtra – 400013, India.

Nature of Business

Yatra Hotel Solutions Private Limited is an online travel management company which provides its customers the facility to book hotel accommodations through its online web portal. As per the objects clause of its memorandum of association, Yatra Hotel Solutions Private Limited is permitted to carry out its business activities.

Capital Structure

The capital structure of Yatra Hotel Solutions as on the date of this Red Herring Prospectus is as follows:

Particulars	No. of equity shares of face value of ₹10 each
Authorised share capital	80,000
Issued, subscribed and paid-up share capital	79,886

Shareholding Pattern

The shareholding pattern of Yatra Hotel Solutions, as of the date of this Red Herring Prospectus, is as follows:

Sr. No.	Name of the shareholders	No. of equity shares of ₹10 each	Percentage of shareholding (%)
1.	Yatra Online Limited	79,880	100.00
2.	Yatra Online Limited and Dhruv Shringi* (Jointly)	1	Negligible
3.	Yatra Online Limited and Rohan Mittal* (Jointly)	1	Negligible
4.	Yatra Online Limited and Paramdeep Singh Sidhu* (Jointly)	1	Negligible
5.	Yatra Online Limited and Manish Amin* (Jointly)	1	Negligible
6.	Yatra Online Limited and Sabina Chopra* (Jointly)	1	Negligible
7.	Yatra Online Limited and Darpan Batra* (Jointly)	1	Negligible
	Total	79,886	**100.00**

* On behalf and as nominees of Yatra Online Limited.

5. Yatra For Business Private Limited (*formerly known as Air Travel Bureau Private Limited*) ("YFB")

Corporate Information

YFB was incorporated 'Air Travel Bureau Private Limited', as a private limited company on June 8, 1962 under the Companies Act, 1956. Our Company acquired a majority of the outstanding shares of YFB on August 4, 2017 and on July 29, 2020, our Company acquired the balance outstanding shares of YFB for a total consideration of ₹ 1,510 million, pursuant to a share purchase agreement dated July 20, 2017. The name was subsequently changed to 'Yatra For Business Private Limited' pursuant to a fresh certificate of incorporation issued by the RoC, Delhi on October 28, 2020. Its CIN is U72900DL1962PTC003735 and its registered office is situated at Unit No. 1, Sector – B PKT – 7, Vasant Kunj, New Delhi, South West Delhi – 110070, India.

Nature of Business

Yatra For Business Private Limited is engaged in the business of providing reservations and booking services relating to travel for all types of travellers in India and it is also an IATA approved travel management company. As per the objects clause of its memorandum of association, YFB is permitted to carry out its business activities.

Capital Structure

The capital structure of YFB as on the date of this Red Herring Prospectus is as follows:

Particulars	No. of shares of face value of ₹10 each
Authorised share capital	9,000,000
Issued, subscribed and paid-up share capital	8,280,000

Shareholding Pattern

The shareholding pattern of YFB, as of the date of this Red Herring Prospectus, is as follows:

Sr. No.	Name of the shareholder	No. of equity shares of ₹10 each	Percentage of shareholding (%)
1.	Yatra Online Limited	8,279,994	100.00
2.	Rohan Mittal*	1	Negligible
3.	Paramdeep Singh Sidhu*	1	Negligible
4.	Manish Amin*	1	Negligible
5.	Darpan Batra*	1	Negligible
6.	Sabina Chopra*	1	Negligible
7.	Dhruv Shringi*	1	Negligible
Total		8,280,000	**100.00**

* On behalf and as nominees of Yatra Online Limited.

6. Travel.Co.In Private Limited ("TCIL")

Corporate Information

TCIL was incorporated as 'Travel.Co.In Private Limited', as a private limited company on February 10, 2000 under the Companies Act, 1956. The name was subsequently changed to 'Travel.Co.In Limited' pursuant to a fresh certificate of incorporation issued by the RoC, Tamil Nadu at Chennai on June 11, 2008. Our Company acquired 100% of the fully-paid up share capital of TCIL for an aggregate consideration of ₹ 58.27 million pursuant to a share purchase agreement dated January 8, 2019. The name of the company was further changed to 'Travel.Co.In Private Limited' pursuant to a fresh certificate of incorporation issued by the RoC, Tamil Nadu at Chennai on July 16, 2020. Its CIN is U63040TN2000PTC044142 and its registered office is situated at Block – 1, 3rd Floor A, Steeple Reach, Bearing No – 25/14, Cathedral Road Chennai, Tamil Nadu – 600086, India.

Nature of Business

Travel.Co.In Private Limited is currently engaged in the business of providing air tickets, hotel bookings and travel services to its customers. As per the objects clause of its memorandum of association, TCIL is permitted to carry out its business activities.

Capital Structure

The capital structure of TCIL as on the date of this Red Herring Prospectus is as follows:

Particulars	No. of equity shares of face value of ₹10 each
Authorised share capital	6,000,000
Issued, subscribed and paid-up share capital	114,322

Shareholding Pattern

The shareholding pattern of TCIL, as of the date of this Red Herring Prospectus, is as follows:

Sr. No.	Name of the shareholders	No. of equity shares of ₹10 each	Percentage of shareholding (%)
1.	Yatra Online Limited	114,316	100.00
2.	Darpan Batra*	1	Negligible
3.	Rohan Mittal*	1	Negligible
4.	Paramdeep Singh Sidhu*	1	Negligible
5.	Manish Amin*	1	Negligible
6.	Sabina Chopra*	1	Negligible
7.	Dhruv Shringi*	1	Negligible
	Total	114,322	**100.00**

** On behalf and as nominees of Yatra Online Limited.*

7. Yatra Online Freight Services Private Limited ("YOFS")

Corporate Information

YOFS was incorporated as a private limited company and a wholly-owned subsidiary of Yatra For Business Private Limited and step-down subsidiary of our Company on August 5, 2020 under the Companies Act, 2013. Its CIN is U63030HR2020PTC088120 and its registered office is situated at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase – II, Sector – 20, Gurugram – 122008, Haryana, India.

Nature of Business

Yatra Online Freight Services Private Limited is currently engaged in the business of providing freight forwarding platform to its customers. The Company offers convenient single screen views, instant quotes, fast booking, real time tracking, customize dashboards and digital documentations. As per the objects clause of its memorandum of association, YOFS is permitted to carry out its business activities.

Capital Structure

The capital structure of YOFS as on the date of this Red Herring Prospectus is as follows:

Particulars	No. of equity shares of face value of ₹10 each
Authorised share capital	2,000,000
Issued, subscribed and paid-up share capital	2,000,000

Shareholding Pattern

The shareholding pattern of YOFS, as of the date of this Red Herring Prospectus, is as follows:

Sr. No.	Name of the shareholders	No. of equity shares of ₹10 each	Percentage of shareholding (%)
1.	Yatra For Business Private Limited	1,999,994	100
2.	Yatra for Business Private Limited and Dhruv Shringi*(Jointly)	1	Negligible

Sr. No.	Name of the shareholders	No. of equity shares of ₹10 each	Percentage of shareholding (%)
3.	Yatra for Business Private Limited and Rohan Mittal* (Jointly)	1	Negligible
4.	Yatra for Business Private Limited and Darpan Batra* (Jointly)	1	Negligible
5.	Yatra for Business Private Limited and Manish Amin* (Jointly)	1	Negligible
6.	Yatra for Business Private Limited and Sabina Chopra* (Jointly)	1	Negligible
7.	Yatra for Business Private Limited and Paramdeep Singh Sidhu* (Jointly)	1	Negligible
	Total	2,000,000	**100.00**

** On behalf and as nominees of Yatra For Business Private Limited.*

8. Yatra Middle East L.L.C-FZ (YME)

Corporate Information

Yatra Middle East L.L.C-FZ was incorporated as a limited liability company and a wholly-owned subsidiary of our Company on February 9, 2023 under the Meydan Free Zone Companies Regulations No. (1) of 2009 in the United Arab Emirates. Its formation number is 2306298 and its office is situated at Business Center 1, M Floor, The Meydan Hotel, Nad Al Sheba, Dubai, United Arab Emirates.

Nature of Business

Yatra Middle East L.L.C-FZ is currently engaged in the business of (i) computer programming, consultancy and related activities. As per the objects clause of its memorandum of association, YME is permitted to carry out its business activities; (ii) Forwarding of freight; (iii) Arranging and assembling tours that are sold through travel agencies or directly by tour operators. The tours may include any or all of: transportation; accommodation; food; and/ or visits to museums, historical or cultural sites, theatrical, musical or sporting events.

Capital Structure

The capital structure of YME as on the date of this Red Herring Prospectus is as follows:

Particulars	No. of shares of value of AED 1 each
Authorised share capital	50,000
Issued, subscribed and paid-up share capital	50,000

Shareholding Pattern

The shareholding pattern of YME, as of the date of this Red Herring Prospectus, is as follows:

Sr. No.	Name of the shareholder	No. of shares of value of AED 1 each	Percentage of shareholding (%)
1.	Yatra Online Limited	50,000	100
	Total	50,000	100

Accumulated profits or losses

As on the date of this Red Herring Prospectus, there are no accumulated profits or losses of any of our Subsidiaries that have not been accounted for by our Company.

Interest in our Company

Except as provided in "*Our Business*" and "*Related Party Transactions*", beginning on pages 337 and 476, respectively, none of our Subsidiaries have any business interest in our Company.

Common pursuits

Our Subsidiaries are in the same line of business as that of our Company and accordingly, there are certain common pursuits amongst our Subsidiaries and our Company. However, there is no conflict of interest amongst our Subsidiaries and our Company. If required, our Company will adopt necessary procedures and practices as

permitted by law to address any conflict situations as and when they arise.

Other confirmations

None of our Subsidiaries are listed on any stock exchange in India or abroad. Further, neither have any of the securities of our Subsidiaries been refused listing by any stock exchange in India or abroad, nor have any of our Subsidiaries failed to meet the listing requirements of any stock exchange in India or abroad.

OUR MANAGEMENT

In terms of the Articles of Association, our Company is authorised to have a maximum of 15 Directors, in accordance with the provisions of the Companies Act, 2013. As on the date of this Red Herring Prospectus, the Board comprises six Directors, including one executive Director, two Non-executive Directors and three Independent Directors, of which one is a woman. The present composition of the Board and its committees is in accordance with the corporate governance requirements provided under the Companies Act, 2013 and the SEBI Listing Regulations.

The following table sets forth the details of our Board as of the date of this Red Herring Prospectus:

Name, designation, date of birth, address, occupation, current term, date of appointment and DIN	Age (years)	Other directorships
Dhruv Shringi *Designation*: Whole-time Director and Chief Executive Officer *Date of birth*: July 14, 1973 *Address*: House number C-84, Inderpuri, Central Delhi, Delhi-110012 *Occupation*: Service *Current term*: Period of five years with effect from December 8, 2021, during which he is not liable to retire by rotation *Period of directorship*: Director since January 5, 2006 *DIN*: 00334986	50	• Yatra Online, Inc. • Yatra USA Corp.
Murlidhara Kadaba *Designation*: Non-Executive Director *Date of birth*: June 9, 1961 *Address*: 1003 A, the Magnolias, DLF Golf Links, Phase 5, Sector 42, Gurgaon- 122009, Haryana *Occupation:* Business *Current term*: Liable to retire by rotation *Period of directorship*: Director since October 21, 2021 *DIN*: 01435701	62	• Reliance Payment Solutions Limited • Moonbeam Capital Managers Private Limited • D.E. Shaw India Securities Private Limited • Big Tree Entertainment Private Limited • Magic Capital Services Private Limited • Yatra Online, Inc. • Estee Holding Inc.
Neelam Dhawan *Designation*: Non-Executive Director *Date of birth*: October 22, 1959 *Address*: C-3/10, DLF City Phase-1, Gurgaon-122002	63	• ICICI Bank Limited • Capita PLC • Yatra Online, Inc • Fractal Analytics Private Limited • Capillary Technologies India Limited • Hindustan Unilever Limited • Nudge Lifeskills Foundation

Name, designation, date of birth, address, occupation, current term, date of appointment and DIN	Age (years)	Other directorships
Occupation: Professional *Current* term: Liable to retire by rotation *Period of directorship*: Director since November 1, 2021 *DIN*:00871445		
Deepa Misra Harris *Designation*: Independent Director *Date of birth*: October 26, 1958 *Address*: B- 1103, Vivarea Tower, Sane Guruji Marg, Jacob Circle, Mumbai-400011, Maharashtra *Occupation*: Business *Current* term: Three years with effect from March 16, 2022 *Period of directorship*: Director since March 16, 2022 *DIN*: 0064912	64	• ADF Foods Limited • TCPL Packaging Limited • Prozone Realty Limited • Jubilant Foodworks Limited
Rohit Bhasin *Designation*: Independent Director *Date of birth*: March 29, 1960 *Address*: House number D-408, Defence Colony, Lajpat Nagar, Delhi-110024 *Occupation*: Consultant *Current* term: Three years with effect from March 16, 2022 *Period of directorship*: Director since March 16, 2022 *DIN*: 02478962	63	• Tanla Platforms Limited • Star Health and Allied Insurance Company Limited • Karix Mobile Private Limited • Select Synergies and Services Private Limited • Securenow Techservices Private Limited • Dr Lal Pathlabs Limited • Tanla Digital Labs Private Limited • Tanla Digital (India) Private Limited • Indira IVF Hospitals Private Limited
Ajay Narayan Jha *Designation*: Independent Director *Date of birth*: January 15, 1959 *Address*: Flat number 12A01, Imperial Tower 3, Jaypee Wish Town, Near Axis Bank, Sector 128, Noida-201304, Uttar Pradesh *Occupation*: Indian Administrative Service (Retired)	64	• J.K. Cements Limited • SBL Private Limited • India Shelter Finance Corporation Limited • Yatra for Business Private Limited • TSI Yatra Private Limited

Name, designation, date of birth, address, occupation, current term, date of appointment and DIN	Age (years)	Other directorships
Current term: Three years with effect from March 16, 2022 *Period of directorship*: Director since March 16, 2022 *DIN*: 02270071		

Brief profiles of our Directors

Dhruv Shringi is the Whole-time Director and Chief Executive Officer of our Company. He is a chartered accountant and has completed his course from the Institute of Chartered Accountants of India. Further, he also holds a master's degree in business administration from INSEAD. He was previously associated with Fords Motor Company, Arthur Anderson & Co., Ebookers.Com Plc as well as with the Internet and Mobile Association of India as its vice-chairman. He is also currently serving as the co-chairman of the FICCI (Federation of Indian Chambers of Commerce and Industry) tourism committee. He was also listed amongst the top 40 CEO's in the country by Fortune.

Murlidhara Kadaba is the Non-Executive Director of our Company. He holds a bachelor's degree in engineering from the University of Mysore as well as a postgraduate diploma in management from XLRI, Jamshedpur. Prior to joining our Company, he was associated with American Express Bank Limited, Citibank N.A. and Reliance Industries Limited.

Neelam Dhawan is the Non-Executive Director of our Company. She holds a bachelor's degree in arts (economics) as well as a master's degree in business administration from the University of Delhi. She was previously associated with Hewlett-Packard Enterprise India Private Limited as Vice-President, Solutions Sales, and with HP India Sales Private Limited, Hewlett-Packard India Private Limited, Microsoft Corporation (India) Private Limited as their Managing Director.

Deepa Misra Harris is the Independent Director of our Company. She holds a master's degree in arts from the University of Delhi. Prior to joining our Company, she was employed with Indian Hotels Company Limited for over three decades and resigned on March 14, 2015 as the senior vice president-sales and marketing with expertise in hospitality, travel and luxury category. She is currently serving as an independent non executive director on the board of Jubilant FoodWorks Limited, ADF Foods Limited, TCPL Packaging Limited and Prozone Realty Limited.

Rohit Bhasin is the Independent Director of our Company. He holds a bachelor's degree in commerce from the University of Delhi. He is also a qualified chartered accountant and holds a certificate of practice from the Institute of Chartered Accountants of India. Prior to joining our Company, he was associated with PricewaterhouseCoopers Private Limited and Standard Chartered Bank. He is also currently serving as the independent director of Tanla Platforms Limited, Tanla Digital Labs Private Limited, Tanla Digital (India) Private Limited, Karix Mobile Private Limited, Indira IVF Hospital Private Limited, Dr. Lal Pathlabs Limited and Star Health and Allied Insurance Company Limited.

Ajay Narayan Jha is the Independent Director of our Company. He holds a master's degree in history from Delhi University, a masters' degree in arts from McGill University as well as a master's diploma in public administration from the Indian Institute of Public Administration. He was a member of the Indian Administrative Services. During his service, he was the Finance Secretary with the Government of India. He was also a member of the 15th Finance Commission, constituted by the President of India under article 280 of the Indian Constitution. He is serving as an Independent Director on the Board of JK Cements Limited, India Shelter Finance Corporation Limited and SBL Private Limited.

Confirmations

None of our Directors is or was a director of any company listed on any stock exchange, whose shares have been or were suspended from being traded during the five years preceding the date of this Red Herring Prospectus, during the term of his/her directorship in such company.

None of our Directors is, or was a director of any listed company, which has been or was delisted from any stock exchange, during the term of his/her directorship in such company.

As on the date of this Red Herring Prospectus, none of our Directors are related to each other.

No consideration, either in cash or shares or in any other form have been paid or agreed to be paid to any of our Directors or to the firms, trusts or companies in which they have an interest in, by any person, either to induce any of our Directors to become or to help any of them qualify as a director, or otherwise for services rendered by them or by the firm, trust or company in which they are interested, in connection with the promotion or formation of our Company.

Arrangement or understanding with major Shareholders, customers, suppliers or others

None of our Directors has been appointed or selected pursuant to any arrangement or understanding with our major Shareholders, customers, suppliers or others.

Service contracts with Directors

Except for Dhruv Shringi, our Company has not entered into any service contracts with any Director, which provide for benefits upon termination of employment.

Terms of appointment of our Executive Director

Dhruv Shringi

Pursuant to the resolution passed by our Board on December 8, 2021 and our Shareholders on December 9, 2021 respectively, Dhruv Shringi was appointed as the Whole-time Director and Chief Executive Officer of our Company for a term of five years with effect from December 8, 2021, in addition to not being liable to retire by rotation, on the following terms, which was last revised vide the resolution dated March 22, 2023 passed by our Shareholders, for a period of three years with effect from April 1, 2023.

Particulars	**Remuneration**
Gross annual remuneration	• ₹ 33.45* million per annum
Other benefits	He is entitled to an annual performance related bonus of upto 50% of the gross annual remuneration as well as a maximum annual increment of upto 15% per annum on his gross annual remuneration, as per the recommendation and approval of Board. He is further entitled to gratuity, mediclaim & term life insurance etc. as per the rules of the Company. He is also entitled to the perquisite value of Employee Stock Option/restricted stock units/performance stock units, contributions to provident fund as per the rules of our Company, company provided car and encashment of un-availed leaves. He is not entitled to the payment of any sitting fees for attending the meetings of our Board or committees.

**Pursuant to the board resolution dated August 8, 2023, his remuneration has been increased by 7.5% with effect from July 1, 2023*

The total remuneration paid to Dhruv Shringi for all services in all capacities to our Company, including contingent or deferred compensation accrued for the year during Financial Year 2023 is ₹ 130.15 million (including ₹ 92.81 million received as share based payments from YOI).

Remuneration paid/payable to our Non-Executive Directors and Independent Directors

Our Board, pursuant to the resolution dated March 16, 2022 and our Shareholders' pursuant to the resolution dated March 21, 2022, has approved the payment of sitting fees of ₹ 50,000 to our Non-Executive Directors and Independent Directors for attending meetings of our Board and committees. Our Independent Directors are also entitiled to a remuneration of ₹ 3.15 million per annum for each financial year for the period of their appointment by way of shareholders' resolution dated March 21, 2022.

Details of the remuneration paid to our Non-Executive Directors and Independent Directors are set forth below:

Name of Director	Remuneration for Fiscal 2023 (₹ in million)
Murlidhara Kadaba*	0.55
Neelam Dhawan*	0.30
Ajay Narayan Jha#	3.70
Deepa Misra Harris#	3.45
Rohit Bhasin#	3.95

**Non-Executive Director*

#Independent Director

Remuneration paid or payable by our Subsidiaries or Associate Companies

No remuneration, sitting fees or commission was paid or is payable, to any of our Directors from any of our Subsidiaries or Associate Companies in Fiscal 2023.

Shareholding of Directors in our Company

Except for Dhruv Shringi, our Whole-time Director and Chief Executive Officer, who holds ten Equity Shares on behalf of and as nominee of THCL, none of the Directors hold any Equity Shares in our Company as on the date of this Red Herring Prospectus.

For further details of shareholding of our Directors, see "*Capital Structure*" beginning on page 167.

Borrowing Powers

Pursuant to our Articles of Association, the applicable provisions of the Companies Act, 2013, and a resolution passed by our Shareholders at their EGM held on March 22, 2023, our Board has been authorized to borrow from time to time any sum or sums of monies (exclusive of interest) which together with the monies already borrowed by the Company (apart from temporary loans obtained from our Company's bankers in the ordinary course of business), may exceed our Company's aggregate paid-up share capital, free reserves and Securities Premium Account, provided that the total outstanding amount so borrowed shall not at any time together exceed the limit of ₹ 2,700 million or the aggregate of the paid-up capital, free reserves and securities premium account of our Company, whichever is higher.

Bonus or profit-sharing plan for our Directors

None of the Directors is party to any bonus or profit-sharing plan of our Company other than the performance linked incentives given to Dhruv Shringi, our Whole-time Director and Chief Executive Officer.

Contingent and deferred compensation payable to the Directors

There is no contingent or deferred compensation accrued for Financial Year 2023 and payable to our Directors which does not form a part of their remuneration.

Interest of Directors

Our Non-executive Non-Independent Directors may be deemed to be interested to the extent of sitting fees payable to them for attending meetings of our Board and committees thereof, and reimbursement of expenses available to them as approved by our Board/ Shareholders. Further, our Executive Director and Independent Directors may be deemed to be interested to the extent of remuneration and reimbursement of expenses payable to them.

Our Directors may also be regarded as interested in the Equity Shares held by them or by their relatives, if any or to the extent of benefits arising out of such shareholding and to the extent of the transactions entered into in the ordinary course of business with the companies in which our Directors hold directorship, or to the extent the Equity Shares that may be subscribed by or allotted to them or the companies, firms and trusts, in which they are interested as directors, members, partners, trustees or promoters, as applicable, pursuant to this Offer. Our Directors may also be deemed to be interested to the extent of any variable pay as per the terms of their appointment, as applicable, dividend payable to them and other distributions in respect of such Equity Shares.

No loans have been availed by our Directors from our Company.

None of our Directors are interested in the contracts, transactions, agreements or arrangements entered into or to be entered into by our Company with any company in which they hold directorships or any partnership firm in which they are partners as declared in their respective capacity.

No amount or benefit has been paid or given within the two preceding years or is intended to be paid or given to any of our Directors except the normal remuneration for services rendered as Directors.

Interest in property

None of our Directors have any interest in any property acquired or proposed to be acquired by our Company or transaction for acquisition of land, construction of building and supply of machinery, etc

Interest in the promotion and formation of our Company

None of our Directors have any interest in the promotion of our Company other than in the ordinary course of business.

Business interest

Except as stated in "*Related Party Transactions*" on page 476, and to the extent set out above under " – *Interest of Directors*" on page 382, our Directors do not have any other interest in our business.

Changes to our Board in the last three years

Name	Date of appointment/ change in designation/ cessation	Reason
Anuj Kumar Sethi	September 13, 2021	Cessation as Director
Murlidhara Kadaba	October 21, 2021	Appointment as Additional Director
Neelam Dhawan	November 1, 2021	Appointment as Additional Director
Murlidhara Kadaba	November 30, 2021	Change in Designation
Neelam Dhawan	November 30, 2021	Change in Designation
Dhruv Shringi	December 8, 2021	Reappointment as Whole-time Director and Chief Executive Officer
Rohit Bhasin	March 16, 2022	Appointment as Independent Director
Deepa Misra Harris	March 16, 2022	Appointment as Independent Director
Ajay Narayan Jha	March 16, 2022	Appointment as Independent Director
Manish Amin	March 17, 2022	Cessation as Director
Murlidhara Kadaba	September 29, 2022	Reappointment as Director

Corporate Governance

The provisions of the Companies Act, 2013 along with the SEBI Listing Regulations, with respect to corporate governance, will be applicable to our Company immediately upon the listing of the Equity Shares on the Stock Exchanges. Our Company is in compliance with the requirements of the applicable regulations in respect of corporate governance in accordance with the SEBI Listing Regulations, and the Companies Act, 2013, pertaining to the constitution of the Board and committees thereof.

As on the date of filing this Red Herring Prospectus, we have six Directors on our Board, of whom three are Independent Directors including one woman Independent Director.

Committees of our Board

Our Board may constitute committees to delegate certain powers as permitted under the Companies Act, 2013.

In terms of the SEBI Listing Regulations and the provisions of the Companies Act, 2013, our Company has constituted the following Board-level committees:

1. Audit Committee

The Audit committee was constituted by a resolution of our Board dated March 16, 2022. The current constitution of the Audit committee is as follows:

Name of Director	Position in the Committee	Designation
Rohit Bhasin	Chairperson	Independent Director
Ajay Narayan Jha	Member	Independent Director
Murlidhara Kadaba	Member	Non Executive Director

The scope and function of the Audit committee is in accordance with Section 177 of the Companies Act, 2013 and Regulation 18 of the SEBI Listing Regulations and its terms of reference are as follows:

Powers of Audit Committee:

The Audit Committee shall have powers, including the following:

(1) to investigate any activity within its terms of reference
(2) to seek information from any employee
(3) to obtain outside legal or other professional advice; and
(4) to secure attendance of outsiders with relevant expertise, if it considers necessary; and
(5) such other powers as may be prescribed under the Companies Act and SEBI Listing Regulations.

Role of Audit Committee

The role of the Audit Committee shall include the following:

(1) oversight of financial reporting process and the disclosure of financial information relating to the Company to ensure that the financial statements are correct, sufficient and credible;
(2) recommendation for appointment, re-appointment, replacement, remuneration and terms of appointment of auditors of the Company and the fixation of the audit fee;
(3) approval of payment to statutory auditors for any other services rendered by the statutory auditors;
(4) formulation of a policy on related party transactions, which shall include materiality of related party transactions;
(5) reviewing, at least on a quarterly basis, the details of related party transactions entered into by the Company pursuant to each of the omnibus approvals given;
(6) examining and reviewing, with the management, the annual financial statements and auditor's report thereon before submission to the Board for approval, with particular reference to:

a. Matters required to be included in the director's responsibility statement to be included in the Board's report in terms of clause (c) of sub-section 3 of section 134 of the Companies Act, 2013
b. Changes, if any, in accounting policies and practices and reasons for the same
c. Major accounting entries involving estimates based on the exercise of judgment by management
d. Significant adjustments made in the financial statements arising out of audit findings
e. Compliance with listing and other legal requirements relating to financial statements
f. Disclosure of any related party transactions; and
g. Modified opinion(s) in the draft audit report.

(7) reviewing, with the management, the quarterly, half-yearly and annual financial statements before submission to the Board for approval;

(8) reviewing, with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for purposes other than those stated in the Offer document / prospectus / notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter;

(9) reviewing and monitoring the auditor's independence and performance, and effectiveness of audit process;

(10) approval of any subsequent modification of transactions of the Company with related parties and omnibus approval for related party transactions proposed to be entered into by the Company, subject to the conditions as may be prescribed

Explanation: The term "related party transactions" shall have the same meaning as provided in Clause 2(zc) of the SEBI Listing Regulations and/or the applicable Accounting Standards and/or the Companies Act, 2013.

(11) scrutiny of inter-corporate loans and investments;

(12) valuation of undertakings or assets of the Company, wherever it is necessary;

(13) evaluation of internal financial controls and risk management systems;

(14) reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems;

(15) reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit;

(16) discussion with internal auditors of any significant findings and follow up thereon;

(17) reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

(18) discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern;

(19) recommending to the board of directors the appointment and removal of the external auditor, fixation of audit fees and approval for payment for any other services;

(20) looking into the reasons for substantial defaults in the payment to depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors;

(21) reviewing the functioning of the whistle blower mechanism;

(22) monitoring the end use of funds raised through public offers and related matters;

(23) overseeing the vigil mechanism established by the Company, with the chairman of the Audit Committee directly hearing grievances of victimization of employees and directors, who used vigil mechanism to report genuine concerns in appropriate and exceptional cases;

(24) approval of appointment of chief financial officer (i.e., the whole-time finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate;

(25) reviewing the utilization of loans and/or advances from / investment by the holding Company in the subsidiary exceeding ₹ 1,000,000,000 or 10% of the asset size of the subsidiary, whichever is lower

including existing loans / advances / investments existing as on the date of coming into force of this provision; and

(26) carrying out any other function as is mentioned in the terms of reference of the Audit Committee;

(27) consider and comment on rationale, cost-benefits and impact of schemes involving merger, demerger, amalgamation etc., on the listed entity and its shareholders and

(28) carrying out any other functions required to be carried out by the Audit Committee as contained in the SEBI Listing Regulations or any other applicable law, as and when amended from time to time.

The Audit Committee shall mandatorily review the following information:

(1) Management discussion and analysis of financial condition and results of operations;

(2) Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;

(3) Management letters / letters of internal control weaknesses issued by the statutory auditors;

(4) Internal audit reports relating to internal control weaknesses;

(5) The appointment, removal and terms of remuneration of the chief internal auditor;

(6) Statement of deviations in terms of the SEBI Listing Regulations:

  (a) quarterly statement of deviation(s) including report of monitoring agency, if applicable, submitted to stock exchange(s) where the Equity Shares are proposed to be listed in terms of the SEBI Listing Regulations; and

  (b) annual statement of funds utilised for purposes other than those stated in the offer document/prospectus/notice in terms of the SEBI Listing Regulations.

(7) review the financial statements, in particular, the investments made by any unlisted subsidiary.

2. Nomination and Remuneration Committee ("NR Committee")

The NR Committee was constituted by a resolution of our Board dated March 16, 2022. The current constitution of the NR Committee is as follows:

Name of Director	Position in the Committee	Designation
Deepa Misra Harris	Chairperson	Independent Director
Rohit Bhasin	Member	Independent Director
Neelam Dhawan	Member	Non-Executive Director

The scope and function of the NR Committee is in accordance with Section 178 of the Companies Act, 2013 read with Regulation 19 of the SEBI Listing Regulations and its terms of reference are as follows:

(1) Formulation of the criteria for determining qualifications, positive attributes and independence of a director and recommend to the board of directors of the Company (the "Board" or "Board of Directors") a policy relating to the remuneration of the directors, key managerial personnel and other employees ("Remuneration Policy").

The Nomination and Remuneration Committee, while formulating the above policy, should ensure that:

  (i) the level and composition of remuneration be reasonable and sufficient to attract, retain and motivate directors of the quality required to run our Company successfully;

  (ii) relationship of remuneration to performance is clear and meets appropriate performance benchmarks; and

  (iii) remuneration to directors, key managerial personnel and senior management involves a balance between fixed and incentive pay reflecting short- and long-term performance objectives appropriate to the working of the Company and its goals.

(2) Formulation of criteria for evaluation of independent directors and the Board;

(3) Devising a policy on Board diversity;

(4) Identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down, and recommend to the Board their appointment and removal and shall specify the manner for effective evaluation of performance of Board, its

committees and individual directors to be carried out either by the Board, by the Nomination and Remuneration Committee or by an independent external agency and review its implementation and compliance.

(5) Whether to extend or continue the term of appointment of the independent director, on the basis of the report of performance evaluation of independent directors;

(6) Recommend to the board, all remuneration, in whatever form, payable to senior management;

(7) Carrying out any other functions required to be carried out by the Nomination and Remuneration Committee as contained in the SEBI Listing Regulations or any other applicable law, as and when amended from time to time.

(8) Analysing, monitoring and reviewing various human resource and compensation matters;

(9) Deciding whether to extend or continue the term of appointment of the independent director, on the basis of the report of performance evaluation of independent directors;

(10) Determining the Company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment, and determining remuneration packages of such directors;

(11) Recommending to the board, all remuneration, in whatever form, payable to senior management and other staff, as deemed necessary;

(12) Administering, monitoring and formulating detailed terms and conditions of the employee stock option scheme, if any, of the Company;

(13) Reviewing and approving the Company's compensation strategy from time to time in the context of the then current Indian market in accordance with applicable laws;

(14) Performing such functions as are required to be performed by the compensation committee under the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, if applicable;

(15) Framing suitable policies, procedures and systems to ensure that there is no violation of securities laws, as amended from time to time, including:

(a) the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015; and
(b) the Securities and Exchange Board of India (Prohibition of Fraudulent and Unfair Trade Practices Relating to the Securities Market) Regulations, 2003, by the trust, the Company and its employees, as applicable; and

(16) For every appointment of an independent director, the Nomination and Remuneration Committee shall evaluate the balance of skills, knowledge and experience on the Board and on the basis of such evaluation, prepare a description of the role and capabilities required of an independent director. The person recommended to the Board for appointment as an independent director shall have the capabilities identified in such description, For the purpose of identifying suitable candidates, the Committee may:

(a) Use the services of external agencies, if required;
(b) Consider the candidates from a wider range of backgrounds, having due regard to diversity; and
(c) Consider the time commitments of the candidates.

(17) Performing such other activities as may be delegated by the Board or specified/ provided under the Companies Act, 2013 to the extent notified and effective, as amended or by the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended or by any other applicable law or regulatory authority.

3. Corporate Social Responsibility Committee ("CSR Committee")

The CSR Committee was constituted by a resolution of our Board dated March 16, 2022. The current constitution of the CSR Committee is as follows:

Name of Director	Position in the Committee	Designation
Neelam Dhawan	Chairperson	Non-Executive Director
Deepa Misra Harris	Member	Independent Director
Dhruv Shringi	Member	Whole-Time Director and Chief Executive Officer

The terms of reference of the CSR Committee framed in accordance with Section 135 of the Companies Act, 2013, are as follows:

(1) formulate and recommend to the Board, a "Corporate Social Responsibility Policy" which shall indicate the activities to be undertaken by the Company as specified in Schedule VII of the Companies Act, 2013 and the rules made thereunder, as amended, monitor the implementation of the same from time to time, and make any revisions therein as and when decided by the Board;
(2) identify corporate social responsibility policy partners and corporate social responsibility policy programmes;
(3) review and recommend the amount of expenditure to be incurred on the activities referred to in clause (a) and the distribution of the same to various corporate social responsibility programs undertaken by the Company;
(4) review and monitor the corporate social responsibility policy of the Company and issuing necessary directions as required for proper implementation and timely completion of corporate social responsibility programmes; and
(5) exercise such other powers as may be conferred upon the Corporate Social Responsibility Committee in terms of the provisions of Section 135 of the Companies Act.
(6) any other matter as the Corporate Social Responsibility Committee may deem appropriate after approval of the Board or as may be directed by the Board from time to time.

4. ***Stakeholders Relationship Committee ("SR Committee")***

The SR Committee was constituted by a resolution of our Board March 16, 2022. The current constitution of the SR Committee is as follows:

Name of Director	Position in the Committee	Designation
Neelam Dhawan	Chairperson	Non-Executive Director
Ajay Narayan Jha	Member	Independent Director
Rohit Bhasin	Member	Independent Director

The scope and function of the SR committee is in accordance with Regulation 20 of the SEBI Listing Regulations and its terms of reference are as follows:

(1) Resolving the grievances of the security holders of the Company including complaints related to transfer of shares or debentures, including non-receipt of share or debenture certificates and review of cases for refusal of transfer / transmission of shares and debentures, non-receipt of annual report or non-receipt of balance sheet, non-receipt of declared dividends, issue of new/duplicate certificates, general meetings etc.;
(2) Review of measures taken for effective exercise of voting rights by shareholders;
(3) Review of adherence to the service standards adopted by the Company in respect of various services being rendered by the Registrar and Share Transfer Agent; and
(4) Considering and specifically looking into various aspects of interest of shareholders, debenture holders and other security holders;
(5) Investigating complaints relating to allotment of shares, approval of transfer or transmission of shares, debentures or any other securities;
(6) Giving effect to all transfer/transmission of shares and debentures, dematerialisation of shares and re-materialisation of shares, split and issue of duplicate/consolidated share certificates, compliance with all the requirements related to shares, debentures and other securities from time to time;
(7) Review of the various measures and initiatives taken by the Company for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants/annual reports/statutory notices by the shareholders of the Company.
(8) Carrying out such other functions as may be specified by the Board from time to time or specified/provided under the Companies Act or SEBI Listing Regulations, or by any other regulatory authority.

5. Risk Management Committee ("RM Committee")

The RM Committee was constituted by a resolution of our Board dated March 16, 2022. The current constitution of the RM Committee is as follows:

Name of Director	Position in the Committee	Designation
Murlidhara Kadaba	Chairperson	Non-Executive Director
Rohit Bhasin	Member	Independent Director
Dhruv Shringi	Member	Whole-time Director and Chief Executive Officer

The scope and function of the RM Committee is in accordance with Regulation 21 of the SEBI Listing Regulations and its terms of reference are as follows:

(1) To formulate a detailed policy which shall include:

a) framework for identification of internal and external risks specifically faced by the Company, in particular including financial, operational, sectorial, sustainability (particularly, environmental social and governance related risks), information, cyber security risks or any other risk as may be determined by the Committee.
b) Measures for risk mitigation including systems and processes for internal control of identified risks.

(2) To ensure that appropriate methodology, processes, and systems are in place to monitor and evaluate risks associated with the business of the Company.
(3) To monitor and oversee implementation of the policy, including evaluating the adequacy of risk management systems.
(4) To periodically review the policy, at least once in two years, including by considering the changing industry dynamics and evolving complexity.
(5) To keep the board of directors informed about the nature and content of its discussions, recommendations, and actions to be taken.
(6) The appointment, removal, and terms of remuneration of the Chief Risk Officer (if any) shall be subject to review by the Risk Management Committee
(7) Review and analyze risk exposure related to key risks and ensure that risk assessment and implementation are carried out as per the defined policies, procedures, and plans
(8) Review key risks as applicable, including financial, operational, regulatory, sectoral, reputational, extended enterprise, strategic, sustainability (particularly, environmental social and governance related risks) and technological (including information system, cyber security risks and information security programs)
(9) Review the ERM framework of the company on a periodic basis.
(10) Monitor and review the exposures of the material risks and assess management preparedness to deal with the risk and associated events.
(11) Advise the Board on all matters related to ERM. Engage other stakeholders in the risk management process when the need is identified.
(12) The Committee may form and delegate authority to a sub-committee/councils or Chief Risk Officer, if any, which shall assist the Committee to manage the ERM.
(13) Carry out any other functions as prescribed under the Listing Regulations and other applicable Laws
(14) Formulate, oversee, and guide the development and implementation of Crisis/Disaster Management and Business Continuity procedures/plans and guidelines.

6. IPO Committee

The IPO Committee was constituted by a resolution of our Board dated March 16, 2022. The current constitution of the IPO Committee is as follows:

Name of Director	Position in the Committee	Designation
Dhruv Shringi	Chairperson	Whole-time Director and Chief Executive Officer
Murlidhara Kadaba	Member	Non-Executive Director
Neelam Dhawan	Member	Non-Executive Director

The terms of reference of the IPO Committee are as follows:

(1) to decide in consultation with the Book Running Lead Managers to the Offer ("BRLMs") the actual size of

the Offer, including any alteration, addition or variation thereto, and taking on record the number of equity shares of face value of ₹ 1 each (the "Equity Shares"), and/or reservation on a competitive basis, and/or any rounding off in the event of any oversubscription and/or any discount to be offered to retail individual bidders or eligible employees participating in the Offer and all the terms and conditions of the Offer, including without limitation timing, opening and closing dates of the Offer, price band, allocation/allotment to eligible persons pursuant to the Offer, including any anchor investors, and to accept any amendments, modifications, variations or alterations thereto;

(2) To decide, negotiate and finalise the pricing, the terms of issue of the Equity Shares and all other related matters regarding the pre-IPO placement, if any, including the execution of the relevant documents with the investors, in consultation with the BRLMs.

(3) to appoint, instruct and enter into agreements with the BRLMs, and in consultation with BRLMs appoint and enter into agreements with intermediaries, co-managers, underwriters, syndicate members, brokers, escrow collection bankers, auditors, independent chartered accountants, refund bankers, registrar, grading agency, monitoring agency, industry expert, legal counsels, depositories, printers, advertising agency(ies), and any other agencies or persons (including any successors or replacements thereof) whose appointment is required in relation to the Offer and to negotiate and finalize the terms of their appointment, including but not limited to execution of the mandate letters and offer agreement with the BRLMs, and the underwriting agreement with the underwriters, and to terminate agreements or arrangements with such intermediaries;

(4) to finalise, settle, approve, adopt and arrange for submission of the draft red herring prospectus ("DRHP"), the red herring prospectus ("RHP"), the Prospectus, the preliminary and final international wrap and any amendments, supplements, notices, clarifications, reply to observations, addenda or corrigenda thereto, to appropriate government and regulatory authorities, respective stock exchanges where the Equity Shares are proposed to be listed ("Stock Exchanges"), the Registrar of Companies, Maharashtra at Mumbai ("Registrar of Companies"), institutions or bodies;

(5) to take all actions as may be necessary or authorized, in connection with the Offer for Sale, including taking on record the approval of the Selling Shareholder(s) for offering their Equity Shares including the quantum in terms of number of Equity Shares/amount offered by the Selling Shareholder(s) in the Offer for Sale, allow revision of the Offer for Sale portion in case any Selling Shareholder decides to revise it, in accordance with the Applicable Laws;

(6) to issue advertisements in such newspapers and other media as it may deem fit and proper, in consultation with the relevant intermediaries appointed for the Offer in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended ("SEBI ICDR Regulations"), Companies Act, 2013, as amended and other applicable laws;

(7) to accept and appropriate the proceeds of the Fresh Issue in accordance with applicable laws;

(8) to invite the existing shareholders of the Company to participate in the Offer to offer for sale of Equity Shares held by them at the same price as in the Offer;

(9) to decide the total number of Equity Shares to be reserved for allocation to eligible categories of investors, if any, and on permitting existing shareholders to sell any Equity Shares held by them;

(10) to open separate escrow accounts as the escrow account to receive application monies from anchor investors/ underwriters in respect of the bid amounts and a bank account as the refund account for handling refunds in relation to the Offer and in respect of which a refund, if any will be made;

(11) to open account with the bankers to the Offer to receive application monies in relation to the Offer in terms of Section 40(3) of the Companies Act, 2013, as amended;

(12) to do all such deeds and acts as may be required to dematerialise the Equity Shares and to sign and/or modify, as the case may be, agreements and/or such other documents as may be required with the Central Depository Services (India) Limited, National Securities Depository Limited, registrar and transfer agents and such other agencies, as may be required in this connection, with power to authorise one or more officers

of the Company to execute all or any such documents;

(13) to negotiate, finalise, sign, execute and deliver or arrange the delivery of the offer agreement, syndicate agreement, share escrow agreement, cash escrow and sponsor bank agreement, underwriting agreement, agreements with the registrar to the Offer and the advertising agency(ies) and all other agreements, documents, deeds, memorandum of understanding and other instruments whatsoever with the registrar to the Offer, legal advisors, auditors, Stock Exchanges, BRLMs and other agencies/ intermediaries in connection with Offer with the power to authorize one or more officers of the Company to execute all or any of the aforesaid documents;

(14) to make any applications, seek clarifications, obtain approvals and seek exemptions, if necessary, from the Stock Exchange, the Securities and Exchange Board of India ("SEBI"), the Reserve Bank of India ("RBI"), Registrar of Companies, and such other statutory and governmental authorities in connection with the Offer, as required by applicable law, and to accept, on behalf of the Board, such conditions and modifications as may be prescribed or imposed by any of them while granting such approvals, exemptions, permissions and sanctions as may be required, and wherever necessary, incorporate such modifications / amendments as may be required in the DRHP, RHP and the Prospectus;

(15) to make in-principle and final applications for listing and trading of the Equity Shares on one or more stock exchanges, to execute and to deliver or arrange the delivery of the equity listing agreement(s) or equivalent documentation to the Stock Exchanges and to take all such other actions as may be necessary in connection with obtaining such listing;

(16) to determine and finalize, in consultation with the BRLMs, the price band for the Offer and minimum bid lot for the purpose of bidding, any revision to the price band and the final Offer price after bid closure, and to finalize the basis of allocation and to allot the Equity Shares to the successful allottees and credit Equity Shares to the demat accounts of the successful allottees in accordance with applicable laws and undertake other matters in connection with or incidental to the Offer, including determining the anchor investor portion, in accordance with the SEBI ICDR Regulations;

(17) to issue receipts/allotment advice/confirmation of allocation notes either in physical or electronic mode representing the underlying Equity Shares in the capital of the Company with such features and attributes as may be required and to provide for the tradability and free transferability thereof as per market practices and regulations, including listing on one or more stock exchange(s), with power to authorise one or more officers of the Company to sign all or any of the aforementioned documents;

(18) to approve the code of conduct, suitable insider trading policy, whistle blower/vigil mechanism policy, risk management policy and other corporate governance requirements considered necessary by the Board or the IPO Committee or as required under applicable law;

(19) to seek, if required, the consent and waivers of the parties with whom the Company has entered into various commercial and other agreements such as Company's lenders, joint venture partners, all concerned governmental and regulatory authorities in India or outside India, and any other consents that may be required in connection with the Offer in accordance with the applicable laws;

(20) to determine the price at which the Equity Shares are offered, allocated, transferred and/or allotted to investors in the Offer in accordance with applicable regulations in consultation with the BRLMs and/or any other advisors, and determine the discount, if any, proposed to be offered to eligible categories of investors;

(21) to settle all questions, difficulties or doubts that may arise in relation to the Offer, as it may in its absolute discretion deem fit;

(22) to do all acts and deeds, and execute all documents, agreements, forms, certificates, undertakings, letters and instruments as may be necessary for the purpose of or in connection with the Offer;

(23) to authorize and approve the incurring of expenditure and payment of fees, commissions, brokerage and remuneration in connection with the Offer;

(24) to withdraw the DRHP or RHP or to decide not to proceed with the Offer at any stage, in consultation with

the BRLMs and in accordance with the SEBI ICDR Regulations and applicable laws;

(25) to submit undertaking/certificates or provide clarifications to the SEBI, Registrar of Companies and the relevant stock exchange(s) where the Equity Shares are to be listed; and

(26) to authorize and empower officers of the Company (each, an "Authorized Officer(s)"), for and on behalf of the Company, to execute and deliver, on a several basis, any agreements and arrangements as well as amendments or supplements thereto that the Authorized Officer(s) consider necessary, appropriate or advisable, in connection with the Offer, including, without limitation, engagement letter(s), memoranda of understanding, the listing agreement(s) with the stock exchange(s), the registrar agreement and memorandum of understanding, the depositories' agreements, the offer agreement with the BRLMs (and other entities as appropriate), the underwriting agreement, the syndicate agreement with the BRLMs and syndicate members, the stabilization agreement, the share escrow agreement, the cash escrow and sponsor bank agreement, confirmation of allocation notes, allotment advice, placement agents, registrar to the Offer, bankers to the Company, managers, underwriters, escrow agents, accountants, auditors, legal counsel, depositories, advertising agency(ies), syndicate members, brokers, escrow collection bankers, auditors, grading agency, monitoring agency and all such persons or agencies as may be involved in or concerned with the Offer, if any, and to make payments to or remunerate by way of fees, commission, brokerage or the like or reimburse expenses incurred in connection with the Offer by the BRLMs and to do or cause to be done any and all such acts or things that the Authorized Officer(s) may deem necessary, appropriate or desirable in order to carry out the purpose and intent of the foregoing resolutions for the Offer; and any such agreements or documents so executed and delivered and acts and things done by any such Authorized Officer(s) shall be conclusive evidence of the authority of the Authorized Officer and the Company in so doing.

Management organization chart


Board of Directors
Mr. Dhruv Shringi
(Whole Time Director and CEO)
Mr. Manish Amin
(Chief Information & Technology Officer)
Mr. Rohan Mittal
(Group Chief Financial Officer)
Mr. Darpan Batra
(Company Secretary and Compliance Officer)
Ms. Sabina Chopra
(COO- Corporate Travel and Head Industry Relations)
Mr. Paramdeep Singh Sidhu*
(President - Freight, B2B & SME and Whole-time Director)

** Mr. Paramdeep Singh Sidhu is employed in Yatra Online Freight Services Private Limited, the step-down Subsidiary of Yatra Online Limited.*

Key Managerial Personnel

In addition to Dhruv Shringi, our Whole-time Director and Chief Executive Officer, the details of the other Key Managerial Personnel as on the date of this Red Herring Prospectus are set forth below. For details of our Executive Directors, see - "*Brief Profiles of our Directors*" on page 380.

Darpan Batra is the Company Secretary and Compliance Officer of our Company. He holds a bachelor's degree in law from the University of Delhi. He is also an associate member of the Institute of the Company Secretaries of India. He joined our Company on November 9, 2011. Prior to joining our Company, he was associated with Punj Lloyd Limited. He received a gross compensation of ₹ 6.89 million in the last Fiscal (including ₹ 1.48 million received as share based payments from YOI).

Rohan Mittal is the Group Chief Financial Officer of our Company. He was appointed as the Chief Financial Officer (designated as the Group Chief Financial Officer) of our Company, in terms of the Companies Act, 2013, with effect from September 23, 2022. He holds a post-graduate diploma in management from the Indian Institute of Management, Lucknow. He was previously associated with Rivigo Services Private Limited and Gati Limited as their Chief Financial Officer, as well as with All-cargo Logistics Limited and PricewaterhouseCoopers Private Limited. He was conferred with the "Young CFO of the year" award in 2021 at the 7th National Awards for Excellence in CFO Leadership during his tenure with Gati Limited. He received a gross compensation of ₹ 12.76 million (including ₹ 3.94 million received as share based payments from YOI) in the last Fiscal.

Manish Amin is the Chief Information and Technology Officer of our Company. He holds a general certificate in business studies from South Thames College. He joined our Company on January 1, 2006. Prior to joining our Company, he was associated with ebookers.com and Flightbookers Limited. He received a gross compensation of ₹ 36.23 million (including ₹ 15.65 million received as share based payments from YOI) in the last Fiscal.

Senior Management Personnel of our Company

The details of our Senior Management Personnel as of the date of this Red Herring Prospectus are set forth below:

Sabina Chopra is the Chief Operating Officer - Corporate Travel and Head Industry Relations of our Company. She holds a degree in bachelor of arts from Delhi University. She joined our Company on February 6, 2006 and was associated with the Company for a period of 11 years till her resignation on March 3, 2017. She subsequently rejoined our Company on September 9, 2019. Sabina Chopra was also previously associated with Tecnovate eSolutions Private Limited. She received a gross compensation of ₹ 20.42 million in the last Fiscal (including ₹ 9.66 million received as share based payments from YOI).

Paramdeep Singh Sidhu is the President-Freight, B2B & SME and Whole-time Director of Yatra Online Freight Services Private Limited, our wholly-owned subsidiary. He holds a bachelor of commerce degree from Maharshi Dayanand Saraswati University, Ajmer and a degree in Master of Tourism Management from Lucknow University. He joined our Company on February 10, 2016 and was subsequently associated with the Company for over nine months till his resignation on November 20, 2016. Subsequently, he joined Yatra Online Freight Services Limited as a chief operating officer on August 5, 2020. He has also beenpreviously associated with Amadeus India, Interglobe Enterprises, Abacus International, and Tripjack Private Limited (*formerly known as Atlas Tours and Travels*). He received a gross compensation of ₹ 6.50 million in the last Fiscal.

None of the Key Managerial Personnel or Senior Management Personnel are related to each other or with any of the Directors.

Except Paramdeep Singh Sidhu, who is a permanent employee of our wholly-owned subsidiary, Yatra Online Freight Services Private Limited, all our Key Managerial Personnel and Senior Management Personnel are permanent employees of our Company.

Retirement and termination benefits

Except for Dhruv Shringi, none of our Key Managerial Personnel and Senior Management Personnel would receive any benefits on their retirement or on termination of their employment with our Company other than the applicable statutory benefits.

Arrangements or Understanding with Major Shareholders, Customer, Suppliers or Others

None of our Key Managerial Personnel and Senior Management Personnel have been selected pursuant to any arrangement or understanding with any major Shareholders, customers or suppliers of our Company, or others.

Service Contracts with Key Managerial Personnel and Senior Management Personnel

Our Key Managerial Personnel and Senior Management Personnel are governed by the terms of their appointment letters/ employment agreements and have not entered into any other service contracts with our Company.

Payment or Benefit to officers of our Key Managerial Personnel and Senior Management Personnel (non-salary related)

Except as stated in this section, no non-salary amount or benefit has been paid or given to any of our Company's officers including Key Managerial Personnel and Senior Management Personnel within the two preceding years or is intended to be paid or given as on the date of this Red Herring Prospectus.

Attrition rate of Key Managerial Personnel and Senior Management Personnel

The attrition rate of our Key Managerial Personnel and Senior Management Personnel is not high compared to the industry in which our Company operates.

Contingent and deferred compensation payable to Key Managerial Personnel and Senior Management Personnel

There is no contingent or deferred compensation accrued for the Financial Year 2023 and payable to Key Managerial Personnel and Senior Management Personnel, which does not form part of their remuneration.

Bonus or profit-sharing plan of the Key Managerial Personnel and Senior Management Personnel

None of the Key Managerial Personnel and Senior Management Personnel is party to any bonus or profit-sharing plan of our Company.

Interest of Key Managerial Personnel and Senior Management Personnel

Our Key Managerial Personnel and Senior Management Personnel do not have any interest in our Company other than to the extent of the remuneration or benefits to which they are entitled to as per their terms of appointment, reimbursement of expenses incurred by them during the ordinary course of business and statutory benefits such as gratuity, provident fund and pension entitled to our Key Managerial Personnel and Senior Management Personnel. The Key Managerial Personnel and Senior Management Personnel may also be deemed to be interested to the extent of any dividend payable to them and other distributions in respect of Equity Shares held in our Company, if any. None of the Key Management Personnel and Senior Management Personnel have been paid any consideration of any nature from our Company other than their remuneration during the last Financial Year.

Shareholding of Key Managerial Personnel and Senior Management Personnel

Name of Key Managerial Personnel and Senior Management Personnel	Number of Equity Shares	Pre- Offer Percentage Shareholding (%)
Dhruv Shringi	Nil*	N.A.
Manish Amin	Nil**	N.A.
Darpan Batra	Nil	N.A.
Rohan Mittal	Nil	N.A.
Sabina Chopra	Nil	N.A.
Paramdeep Singh Sidhu	Nil	N.A.
Total	**Nil**	**N.A.**

** Ten Equity Shares are held on behalf of and as nominee of THCL Travel Holding Cyprus Limited..*

*** One Equity Share held on behalf and as nominee of THCL Travel Holding Cyprus Limited..*

Changes in the Key Managerial Personnel and Senior Management Personnel in last three years:

For details of the changes in our Executive Directors, see "*Our Management - Changes to our Board in the last three years*" on page 383. The changes in our Key Managerial Personnel (other than our Directors) and Senior Management Personnel in the three years preceding the date of this Red Herring Prospectus is as mentioned below:

Name	Designation	Date of Change*	Reason
Rohan Mittal	Group Chief Financial Officer	September 23, 2022	Appointment as Group Chief Financial Officer
Anuj Kumar Sethi	Chief Financial Officer	September 22, 2022	Resignation as Chief Financial Officer
Manish Amin	Chief Information and Technology Officer	March 17, 2022	Designated as Key Managerial Personnel
Anuj Kumar Sethi	Chief Financial Officer	November 1, 2021	Appointment as Chief Financial Officer

**The table above does not record the change in designations of the Key Managerial Personnel and Senior Management Personnel*

Employee Stock Option

As on the date of this Red Herring Prospectus, our Company does not have any employee stock option plan.

OUR PROMOTERS AND PROMOTER GROUP

The Promoters of our Company are THCL and ACDPL As on the date of this Red Herring Prospectus, our Promoters (along with their nominee) hold a total of 112,901,597 Equity Shares, representing 98.59% of the pre-Offer issued, subscribed and paid-up equity share capital of our Company. For details, please see the section titled "*Capital Structure – Build-up of the shareholding of our Promoters in our Company*" on page 171.

Details of our Promoters are as follows:


Yatra Online, Inc. shareholders
Yatra Online, Inc. (Cayman)
97.06%
100%
Asia Consolidated DMC Pte. Ltd.
(Singapore)
2.94%
THCL Travel Holding Cyprus Limited
(Cyprus)
9.68%
88.91%
Yatra Online Limited
(India)

THCL Travel Holding Cyprus Limited ("THCL")

THCL was incorporated as a limited liability company in the name of "*Angozal Trading and Investments Limited*" under the Companies Law, Cap. 113 under the laws of the Republic of Cyprus pursuant to a certificate of incorporation dated July 26, 2005. A fresh certificate of incorporation was issued on February 17, 2006 subsequent to its change of name to Yatra Online (Cyprus) Limited. Further, a fresh certificate of incorporation was again issued on January 31, 2012 subsequent to its change of name to THCL Travel Holding Cyprus Limited. Its incorporation number is HE 163569. The registered office of THCL is situated in Griva Digeni, 115 Trident Centre, Limassol, Cyprus 3101.

THCL is authorised by its memorandum of association to carry on all or any of the businesses of manufacturers, industrialists, craftsmen, merchants (wholesale and retail), purchasers, sellers, retailers, suppliers, exporters, importers, distributors, agents, shippers, carriers, customs clearing officials, forwarders, agents of customs clearing officials and forwarders, warehousemen, makers, preparers, packers and to place orders, exchange, grant credit and generally deal in or in relation to any interests, shares, rights, goods, products, commodities, constructions, apparatus, machinery and items of any kind or category. There have been no changes to the primary business activities undertaken by THCL since its incorporation.

Board of directors of THCL

Standguard Limited is the director of THCL as on the date of this Red Herring Prospectus.

Shareholding Pattern

As on the date of this Red Herring Prospectus, Yatra Online, Inc. holds 100% of the share capital of THCL.

Persons in control

YOI, a publicly traded NASDAQ-listed company, is the holding company of THCL. YOI is an exempted company incorporated in the Cayman Islands with limited liability with effect from December 15, 2005. Its registered office is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered number of YOI is MC-159709.

Ordinary shares of par value $0.0001 per share of holding company of our Promoters, YOI ("**Ordinary Shares**") are listed on Nasdaq and began trading on Nasdaq under the symbol "YTRA" on December 19, 2016.

YOI is a professionally managed company and the details of its board of directors as on the date of this Red Herring Prospectus is as follows:

1. Dhruv Shringi, *Executive Director*
2. Murlidhara Kadaba, *Non-executive Director*
3. Roshan Mendis, *Non-executive Director*
4. Neelam Dhawan, *Non-executive Director*
5. Stephen Schifrin, *Non-executive Director*
6. Michael A. Kaufman, *Non-executive Director*

Change in control

There has been no change in the control of THCL during the last three years preceding the date of this Red Herring Prospectus.

Our Company confirms that the permanent account number, bank account number, company registration number and address of the registrar of companies where THCL is registered have been submitted to the Stock Exchanges at the time of filing of the Draft Red Herring Prospectus.

***Asia Consolidated DMC Pte. Ltd.* ("ACDPL")**

ACDPL was incorporated as a private limited company under the Companies Act (Cap 50) under the laws of the Republic of Singapore pursuant to a certificate of incorporation dated October 17, 2011. Its company number is 201130572E.

The registered office of ACDPL is situated at 906, Sims Avenue, #18-31 Parc Esta, Singapore-408969.

ACDPL is primarily engaged in the business of tour and travel related services. There have been no changes to the primary business activities undertaken by ACDPL since its incorporation.

Board of directors of ACDPL

The board of directors of ACDPL as on the date of this Red Herring Prospectus is as follows:

1. Chauhan Surbhi Bhujvir

Shareholding Pattern

The shareholding pattern of ACDPL as on the date of this Red Herring Prospectus is as follows:

Sr. No.	Name of Shareholders	No of Shares	% holding
1	THCL	1,394,621	2.94
2	Yatra Online, Inc.	46,086,919	97.06
Total		**47,481,540**	**100**

Persons in control

YOI, a publicly traded NASDAQ-listed company, is the holding company of ACDPL. YOI is an exempted company incorporated in the Cayman Islands with limited liability with effect from December 15, 2005. Its registered office is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered number of YOI is MC-159709.

Ordinary shares of par value $0.0001 per share of holding company of our Promoters, YOI ("**Ordinary Shares**") are listed on Nasdaq and began trading on Nasdaq under the symbol "YTRA" on December 19, 2016.

YOI is a professionally managed company and the details of their board of directors as on the date of this Red Herring Prospectus is as follows:

1. Dhruv Shringi, *Executive Director*
2. Murlidhara Kadaba, *Non-executive Director*
3. Roshan Mendis, *Non-executive Director*
4. Neelam Dhawan, *Non-executive Director*
5. Stephen Schifrin, *Non-executive Director*
6. Michael A. Kaufman, *Non-executive Director*

Change in control

There has been no change in the control of ACDPL during the last three years preceding the date of this Red Herring Prospectus

Our Company confirms that the permanent account number, bank account number, company registration number and address of the registrar of companies where ACDPL is registered have been submitted to the Stock Exchanges at the time of filing of the Draft Red Herring Prospectus.

Change in control of our Company

There has been no change in control of our Company in the five years immediately preceding the date of this Red Herring Prospectus.

Other ventures of our Promoter

Our Promoters are not involved in any other ventures.

Interests of our Promoters

Our Promoters are interested in our Company to the extent that they have promoted our Company and to the extent of their shareholding in our Company and the dividends payable and any other distributions in respect of their shareholding in our Company. For further details, see "*Capital Structure – Build-up of the shareholding of our Promoters in our Company*" on page 171. Additionally, our Promoters may also be interested in transactions entered into by our Company with other entities (i) in which our Promoters hold shares, or (ii) which are controlled by our Promoters. For further details, please see *"Related Party Transactions"* on page 476.

No sum has been paid or agreed to be paid to our Promoters or to any firm or company in which our Promoters are interested, in cash or shares or otherwise, by any person, either to induce them to become or to qualify them, as directors or promoters or otherwise for services rendered by our Promoters or by such firm or company, in connection with the promotion or formation of our Company. Other than our Subsidiaries, our Promoters do not have any interest in any venture that is involved in any activities similar to those conducted by our Company.

Interest in property, land, construction of building and supply of machinery

Our Promoters do not have any interest (direct or indirect) in any property acquired by our Company in the preceding three years from the date of this Red Herring Prospectus or proposed to be acquired by our Company or in any transaction with respect to the acquisition of land, construction of building and supply of machinery.

Payment or Benefits to Promoter or Promoter Group

Except as disclosed herein and as stated in "*Related Party Transactions*" on page 476, there have been no payment or benefits by our Company to our Promoters or any of the members of the Promoter Group during the two years preceding the date of this Red Herring Prospectus, nor is there any intention to pay or give any benefit to our Promoter or Promoter Group as on the date of this Red Herring Prospectus.

Disassociation by Promoters in the last three years

Our Promoters have not disassociated themselves from any companies or firms during the preceding three years from the date of this Red Herring Prospectus.

Material Guarantees

Our Promoters have not provided any material guarantees to third parties with respect to the Equity Shares.

Promoter Group

In addition to our Promoters, the entities that form a part of the Promoter Group of our Company in terms of Regulation 2(1)(pp) of the SEBI ICDR Regulations are set out below:

The entities forming part of our Promoter Group are as follows:

- Yatra Online, Inc.
- Yatra USA, LLC
- Middle East Travel Management Company Private Limited

GROUP COMPANIES

In terms of the SEBI ICDR Regulations, the term 'group companies' includes (i) such companies (other than promoter companies and subsidiaries) with which the relevant issuer company had related party transactions, during the period for which financial information is disclosed in the relevant Offer Document, as covered under the applicable accounting standards, and (ii) any other companies considered material by the Board of Directors.

Accordingly, for (i) above, all such companies (other than the Corporate Promoters and Subsidiaries) with which the Company had related party transactions during the period covered in the Restated Consolidated Financial Statements, as covered under the applicable accounting standards, shall be considered as Group Companies in terms of the SEBI ICDR Regulations.

In addition, for the purposes of (ii) above, a company (other than the Corporate Promoters, Subsidiaries and the companies covered under the schedule of related party transactions as per Ind AS 24 as disclosed in the Restated Consolidated Summary Statements) shall be considered "material" and will be disclosed as a 'Group Company' in the Offer Documents, if:

(a) it is a member of the Promoter Group in terms of Regulation 2(1)(pp) of the SEBI ICDR Regulations; and
(b) the Company has entered into one or more transactions with such company during the last completed fiscal year, which individually or cumulatively in value exceeds 5% of the total consolidated revenue of the Company for that fiscal year, as per the Restated Consolidated Financial Statements.

Based on the above, our Group Companies* are set forth below:

1. Yatra Online, Inc.;
2. Yatra USA LLC;
3. Middle East Travel Management Company Private Limited;
4. Adventure and Nature Network Private Limited;
5. Reliance Retail Limited*;
6. Reliance Jio Infocomm Limited*; and
7. Reliance Industries Limited*.

** Our Group Companies are Yatra Online, Inc., Yatra USA LLC, Middle East Travel Management Company Private Limited and Adventure and Nature Network Private Limited. In addition to the above, Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "**Reliance Entities**") had entered into certain related party transactions with our Company during Fiscal 2021 (such period being covered in the Restated Consolidated Financial Statements) and accordingly, they are also deemed to be Group Companies in terms of Regulation 2(1)(t) of the SEBI ICDR Regulations. However, the Reliance Entities have not recognised themselves as Group Companies of our Company, and none of the Reliance Entities have provided any information or confirmation as may be required to be included for a Group Company, in terms of the SEBI ICDR Regulations. Further, there have not been any related party transactions between our Company and any of the Reliance Entities, either during Fiscals 2022 and Fiscal 2023 (such period being covered in the Restated Consolidated Financial Statements) or anytime thereafter.*

While our Company has included the name of Reliance Entities as Group Companies, however, in view of non-receipt of the relevant confirmations and undertakings from the Reliance Entities, certain confirmations in relation to the Reliance Entities have been provided only to the extent available with the Company, to comply with the requirements of the SEBI ICDR Regulations. For further details on information of Reliance Entities, see "Risk Factor – Non-receipt of information or confirmations or undertakings pertaining to Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities"), deemed to be Group Companies of our Company under SEBI ICDR Regulations" on page 48.

Details of our Group Companies

In accordance with the SEBI ICDR Regulations, certain financial information (as indicated below) in relation to our Group Companies for the previous three financial years, derived from their respective audited financial statements (to the extent applicable) are available at the respective websites:

• reserves (excluding revaluation reserve);
• sales;
• profit/(loss) after tax;
• basic earnings per share;
• diluted earnings per share; and
• net asset value.

Our Company is providing links to such websites solely to comply with the requirements specified under the SEBI ICDR Regulations. Such financial information of our Group Companies and other information provided on our website does not constitute a part of this Red Herring Prospectus.

In addition, the details of our Group Companies are provided below:

Yatra Online, Inc. ("YOI")

Registered Office

The registered office of YOI is situated at Maples Corporate Services Ltd, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Financial Information

The aforesaid financial information for the previous three financial years, derived from the consolidated audited financial statements (as applicable) of YOI, in accordance with the SEBI ICDR Regulations, is available at http://investors.yatra.com/Investor-Relations-India/default.aspx. The financial information is available at our Company's website as the website of YOI is not available.

Yatra USA LLC ("YUL")

Registered Office

The registered office of YUL is situated at 830 Morris Turnpike, 4th Floor Short Hills, NJ 07078, United States of America.

Financial information

YUL is not required to prepare its audited financial statements under the laws of Nevada, United States, where it was domiciled before shifting to New Jersey, United States in March 2023. However, as required under the SEBI ICDR Regulations, YUL has made available the aforesaid financial information for the previous three financial years derived from its unaudited financial statements which is available at http://investors.yatra.com/Investor-Relations-India/default.aspx. The financial information is available at our Company's website as the website of YUL is not available.

Middle East Travel Management Company Private Limited ("METM")

Registered Office

The registered office of METM is situated at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase – II, Sector – 20, Gurugram – 122008, Haryana, India.

Financial information

The aforesaid financial information for the previous three financial years, derived from the audited financial statements (as applicable) of METM, in accordance with the SEBI ICDR Regulations, is available at http://investors.yatra.com/Investor-Relations-India/default.aspx. The financial information is available at our Company's website as the website of METM is not available.

Adventure and Nature Network Private Limited ("ANNPL")

Registered Office

The registered office of ANNPL is situated at DLF Cross Point, GL 801 & 802, 8th Floor, Phase IV DLF CITY, Village Chakarpur, Sarhaul, Shahpur, Gurgaon-122002, Haryana, India.

Financial information

The aforesaid financial information for the previous three financial years, derived from the audited financial statements (as applicable) of ANNPL, in accordance with the SEBI ICDR Regulations, is available at https://www.adventurenation.com/info/results.

Reliance Retail Limited

Registered Office

The registered office of Reliance Retail Limited is situated at 3rd Floor, Court House, Lokmanya Tilak Marg , Dhobi Talao, Mumbai – 400 002, Maharashtra, India.^

Reliance Jio Infocomm Limited

Registered Office

The registered office of Reliance Jio Infocomm Limited is situated at Office -101, Saffron Nr. Centre Point, Panchwati 5 Rasta, Ambawadi Ahmedabad – 380 006, Gujarat, India.^

Reliance Industries Limited

Registered Office

The registered office of Reliance Industries Limited is situated at 3rd Floor, Maker Chamber IV, 222 Nariman Point, Mumbai– 400 021, Maharashtra, India.^

^ Source: Ministry of Corporate Affairs, Government of India.

Financial Information of Reliance Entities

On account of Reliance Entities not considering themselves as the Group Companies of the Company and non-receipt of confirmations and undertakings required for disclosures pertaining to Group Companies from Reliance Industries Limited, and subsequent withdrawal of Exemption Application, our Company is unable to include all relevant and/or complete disclosures pertaining to the Reliance Entities, including the financial information of Reliance Entities. In relation to the financial information of the Reliance Entities, including annual reports, statutory filings made with regulatory authorities etc. published on its websites, if any, or the Ministry of Corporate Affairs, Government of India, including the stock exchanges where Reliance Industries Limited is listed.

For details, please see "*Risk Factor – Non-receipt of information or confirmations or undertakings pertaining to Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities"), deemed to be Group Companies of our Company under SEBI ICDR Regulations*" on page 48.

Nature and extent of interest of our Group Company

In the promotion of our Company

None of our Group Companies* have any interest in the promotion of our Company. Further, YOI is the holding company of our Promoters, THCL and ACDPL. For further details, please see "*Our Promoters and Promoter Group*" on page 396.

In the properties acquired by us in the preceding three years before filing this Red Herring Prospectus or proposed to be acquired by our Company

None of our Group Companies* are interested in the properties acquired by our Company in the three years preceding the filing of this Red Herring Prospectus or proposed to be acquired by our Company.

In transactions for acquisition of land, construction of building and supply of machinery

None of our Group Companies* are interested in any transactions for acquisition of land, construction of building or supply of machinery, etc.

Common pursuits among the Group Companies and our Company

Our Group Companies, namely YUL, METM and ANNPL are in the same line of business as our Company and there are common pursuits to that extent between these Group Companies and our Company. As YUL and METM form part of the promoter group and ANNPL is a joint venture of the Company, we do not perceive any conflict-of-interest situation with the Company, and we shall adopt necessary procedures and practices as permitted by law to address any instances of conflict of interest, if and when they may arise. Further, in relation to Reliance Entities, please see "*Risk Factor – Non-receipt of information or confirmations or undertakings pertaining to Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities"), deemed to be Group Companies of our Company under SEBI ICDR Regulations*" on page 48.

Related Business Transactions within our Group Companies and significance on the financial performance of our Company

Except as disclosed in "*Related Party Transactions*" on page 476, there are no related business transactions with the Group Companies.

Litigation

Except as disclosed in "*Outstanding Litigation and other Material Developments*" on page 525, there is no pending litigation involving our Group Companies* which will have a material impact on our Company as on the date of this Red Herring Prospectus.

There are no outstanding legal proceedings involving the Company where any of the Reliance Entities are also a party to such legal proceedings and which will have a material impact on our Company, as on the date of this Red Herring Prospectus.

Business interest of Group Companies

Except in the ordinary course of business and as stated in "*Related Party Transactions*" on page 476, none of our Group Companies* have any business interest in our Company.

**On account of Reliance Entities not considering themselves as the Group Companies of the Company, non-receipt of confirmations and undertakings required for disclosures pertaining to group companies from Reliance Entities, and subsequent withdrawal of Exemption Application, our Company is unable to include all relevant and/or complete disclosures pertaining to Reliance Entities. In order to comply with the requirements under the SEBI ICDR Regulations, our Company has disclosed the names of Reliance Entities as Group Companies and has included certain confirmations and undertakings pertaining to Reliance Entities, only to the extent such confirmation is available and accessible to our Company. In view of non-receipt of the relevant information, confirmations, and undertakings from the Reliance Entities, we request you to refer to the relevant publicly available information including financial information, details of registered office, annual reports etc. published on the websites of such entities, if any, such as the Ministry of Corporate Affairs, Government of India, and the stock exchanges where Reliance Industries Limited is listed. "Risk Factor – Non-receipt of information or confirmations or undertakings pertaining to Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities"), deemed to be Group Companies of our Company under SEBI ICDR Regulations"* on page 48.

DIVIDEND POLICY

The declaration and payment of dividends is recommended by the Board of Directors and approved by the Shareholders, at their discretion, subject to the provisions of the Articles of Association of our Company, the Companies Act and other applicable law. The dividend, if any, will depend on a number of factors, including but not limited to the earnings, capital requirements, contractual obligations, applicable legal restrictions, our Company's liquidity position and future cash flow needs, the prevailing taxation policy or any amendments expected thereof, with respect to distribution of dividend, capital expenditure requirements considering opportunities for expansion and acquisition, cost and availability of alternative sources of financing, prevailing macroeconomic and business conditions, and overall financial position of our Company and other factors considered relevant by our Board. We may retain all our future earnings, if any, for use in the operations and expansion of our business. For further details, see "*Risk Factors – We have not made any dividend payments in the past and our ability to pay dividends in the future will depend on our earnings, financial condition, working capital requirements, capital expenditures and restrictive covenants of our financing arrangements.*" on page 65.

Declaration and payment of dividends would be subject to our Company's dividend policy, adopted by our Board on March 16, 2022. In addition, our ability to pay dividends may be impacted by a number of factors, including restrictive covenants under the loan or financing arrangements our Company is currently availing of or may enter into to finance our fund requirements for our business activities. For further details, see "*Financial Indebtedness*" on page 521.

We have not declared any dividends in the three Fiscals immediately preceding the filing of this Red Herring Prospectus. Further, our Company has not declared any dividend between the last audited period and the date of filing of this Red Herring Prospectus.

SECTION V: FINANCIAL INFORMATION

RESTATED CONSOLIDATED SUMMARY STATEMENTS

[*The remainder of this page has been left intentionally blank*]

OTHER FINANCIAL INFORMATION

The accounting ratios required under Clause 11 of Part A of Schedule VI of the SEBI ICDR Regulations are given below:

Particulars	As at and for the year ended March 31, 2023	As at and for the year ended March 31, 2022	As at and for the year ended March 31, 2021
Basic earnings/(loss) per share (in ₹)	0.69	(2.76)	(11.08)
Diluted earnings/(loss) per share (in ₹)	0.69	(2.76)	(11.08)
Return on net worth (%)	4.50%	(30.50)%	(96.26)%
Net asset value per share (in ₹)	15.04	9.04	11.51
EBITDA (in INR million)	510.88	41.61	(569.82)

Notes: *The ratios have been computed as under:*

1. *Basic and diluted EPS: Restated profit/(loss) for the year attributable to equity shareholders of the Company divided by total weighted average number of equity shares outstanding at the end of the year. Basic and diluted EPS are computed in accordance with Ind AS 33 - Earnings per share.*

2. *Return on net worth %: Restated profit/(loss) for the year attributable to equity shareholders of the Company divided by net worth as attributable to equity shareholders of the Company at the end of the year.*

3. *Net worth means the aggregate of the equity share capital, securities premium, share application money pending allotment, deemed capital contribution by ultimate holding company and retained earnings..*

4. *Net asset value per share (in ₹): Net asset value per share is calculated by dividing net asset value by weighted average number of equity shares outstanding at the end of the year.*

5. *EBITDA = Restated profit/ (loss) for the year + Tax expense/(benefits) + Finance Costs + Depreciation and Amortisation + Interest Income (bank deposits and others) + Unwinding of discount on other financial assets + Foreign exchange gain (net) .*

6. *Accounting and other ratios are derived from the Restated Financial Information.*

Non-GAAP measures

Certain non-GAAP measures like Adjusted Margin, Adjusted Margin %, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Loss, Adjusted Basic Earnings/(loss), Adjusted Diluted Earnings/(loss), Net Worth, Return on Net Worth, Adjusted profit/(loss) from operations before share of (profit)/ loss from joint venture, exceptional items and tax, Net Assets Value, Net Assets Value Per Share are non-GAAP measures (together, "*Non-GAAP Measures*") are presented in this Red Herring Prospectus as a supplemental measure of our performance and liquidity that are not required by, or presented in accordance with, Ind AS, Indian GAAP, IFRS or US GAAP. Further, these Non-GAAP Measures should not be considered in isolation or construed as an alternative to cash flows, profit/ (loss) for the years or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities derived in accordance with Ind AS, Indian GAAP, IFRS or U.S. GAAP. In addition, these Non-GAAP Measures are not standardised terms, hence a direct comparison of these Non-GAAP Measures between companies may not be possible. Other companies may calculate these Non-GAAP Measures differently from us, limiting its usefulness as a comparative measure. Although such Non-GAAP Measures are not a measure of performance calculated in accordance with applicable accounting standards, our Company's management believes that they are useful to an investor in evaluating us as they are widely used measures to evaluate a company's operating performance. For details see, "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Non GAAP Measures*" and "*Risk Factors – We have in this Red Herring Prospectus included certain Non-GAAP Measures and certain other industry measures related to our operations and financial performance. These Non-GAAP Measures and industry measures may not be comparable with financial or industry related statistical information of similar nomenclature computed and presented by other companies.* " on pages 484 and 62, respectively. Further, consolidated statement of financial position and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows of Yatra Online, Inc. is prepared in accordance with International Financial Reporting Standards, or IFRS, as

issued by the International Accounting Standards Board, or IASB. There are differences in presentation of financial information as per Ind AS, and IFRS. For details, see "*Risk Factors – Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.*" on page 71.

Reconciliation of Net Worth

(In ₹ Million except percentages)

Particulars	As at March 31, 2023	As at March 31, 2022	As at March 31, 2021
Equity Share Capital (A)	114.52	111.89	110.90
Securities premium (B)	16,373.69	15,756.24	15,674.58
Retained earnings (C)	(15,416.88)	(15,482.75)	(15,174.52)
Deemed capital contribution by ultimate holding company (D)	623.90	623.90	623.90
Net Worth E=(A+B+C+D)	**1,695.23**	**1,009.28**	**1,234.86**

Reconciliation of Return on Net Worth

(In ₹ Million except percentages)

Particulars	As at and for the year ended March 31, 2023	As at and for the year ended March 31, 2022	As at and for the year ended March 31, 2021
Equity Share Capital (**A**)	114.52	111.89	110.90
Securities premium (**B**)	16,373.69	15,756.24	15,674.58
Retained earnings (**C**)	(15,416.88)	(15,482.75)	(15,174.52)
Deemed capital contribution by ultimate holding company (**D**)	623.90	623.90	623.90
Net Worth E=(A+B+C+D)	**1,695.23**	**1,009.28**	**1,234.86**
Restated profit/ (loss) for the year (**F**)	76.32	(307.86)	(1,188.63)
Return on Net Worth G=(F/E)	**4.50%**	**(30.50%)**	**(96.26%)**

Reconciliation of Net Asset Value (per Equity Share)

(In ₹ Million except percentages)

Particulars	As at and for the year ended March 31, 2023	As at and for the year ended March 31, 2022	As at and for the year ended March 31, 2021
Equity Share Capital (**A**)	114.52	111.89	110.90
Securities premium (**B**)	16,373.69	15,756.24	15,674.58
Retained earnings (**C**)	(15,416.88)	(15,482.75)	(15,174.52)
Deemed capital contribution by ultimate holding company (**D**)	623.90	623.90	623.90
Net asset value E=(A+B+C+D)	**1,695.23**	**1,009.28**	**1,234.86**
Weighted average number of equity shares (**F**)	112,700,437	111,638,193	107,306,071
Net Asset Value Per Equity Share G=(E/F)	**15.04**	**9.04**	**11.51**

In accordance with the SEBI ICDR Regulations, the audited standalone financial statements of our Company for the financial years ended March 31, 2023, March 31, 2022 and March 31, 2021 (collectively, the "**Audited Financial Statements**") are available on our website at http://investors.yatra.com/Investor-Relations-India. The audited financial statements of our Material Subsidiaries (the "**Subsidiary Financial Statements**") for the financial years ended March 31, 2023, March 31, 2022 and March 31, 2021, are also available at http://investors.yatra.com/Investor-Relations-India.

Our Company is providing a link to this website solely to comply with the requirements specified in the SEBI ICDR Regulations. The Audited Financial Statements and Subsidiary Financial Statements and the reports thereon do not constitute, (i) a part of this Red Herring Prospectus; or (ii) a prospectus, a statement in lieu of a prospectus,

an offering circular, an offering memorandum, an advertisement, an offer or a solicitation of any offer or an offer document or recommendation or solicitation to purchase or sell any securities under the Companies Act, the SEBI ICDR Regulations, or any other applicable laws in India or elsewhere. The Audited Financial Statements and Subsidiary Financial Statements and the reports thereon should not be considered as part of information that any investor should consider for subscription to or purchase of any securities of our Company and should not be relied upon or used as a basis for any investment decision.

RELATED PARTY TRANSACTIONS

We confirm that all the related party transactions entered during the Fiscals ended 2023, 2022, and 2021 are done on arm's length basis and that related party transactions taken together for last three fiscal do not exceed 10% of the transactions of similar nature. For further details of the related party transactions, as per the requirements under applicable Indian Accounting Standards, i.e., Ind AS 24 'Related Party Transactions' read with SEBI ICDR Regulations for the years ended March 31, 2023, March 31, 2022 and March 31, 2021 as reported in the Restated Consolidated Summary Statements, see "*Restated Consolidated Summary Statements–Note 33 – Related Party Disclosures*" on page 461.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is derived from and should be read in conjunction with the section "Restated Consolidated Summary Statements" on page 405.

This Red Herring Prospectus may include forward-looking statements that involve risks and uncertainties, and our actual financial performance may materially vary from the conditions contemplated in such forward-looking statements as a result of various factors, including those described below and elsewhere in this Red Herring Prospectus. For further information, see "Forward-Looking Statements" on page 17. Also read "Risk Factors" and "- Significant Factors Affecting our Results of Operations and Financial Condition" on pages 31, and 481 respectively, for a discussion of certain factors that may affect our business, financial condition or results of operations.

Our Company's Fiscal commences on April 1 and ends on March 31 of the immediately subsequent year, and references to a particular Fiscal are to the 12 months ended March 31 of that particular year. Unless otherwise indicated or the context otherwise requires, the financial information for the years ended 2023, 2022 and 2021, included herein is derived from the Restated Consolidated Summary Statements, included in this Red Herring Prospectus. For further information, see "Restated Consolidated Summary Statements" on page 405.

Certain non-GAAP financial and operational measures and certain other industry measures relating to our operations and financial performance have been included in this section and elsewhere in this Red Herring Prospectus. These non-GAAP Measures should not be considered in isolation or construed as an alternative to cash flows, profit/ (loss) for the years or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability, or cash flows generated by operating, investing or financing activities derived in accordance with Ind AS, Indian GAAP, IFRS or U.S. GAAP. In addition, these Non-GAAP Measures are not standardised terms, hence a direct comparison of these Non-GAAP Measures between companies may not be possible. Please see "Risk Factors - We have in this Red Herring Prospectus included certain Non-GAAP Measures and certain other industry measures related to our operations and financial performance. These Non-GAAP Measures and industry measures may not be comparable with financial, or industry related statistical information of similar nomenclature computed and presented by other companies" and "Risk Factors – Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition" on pages 71, respectively.

Unless otherwise stated, references to "we," "us," or "our," in this section refer to Yatra Online Limited. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our restated consolidated financial statements and the related notes included elsewhere in this document.

*Unless otherwise indicated, industry and market data used in this section has been derived from industry publications, in particular, the report titled "Assessment of the travel industry in India" dated August 2023 (the "**CRISIL Report**"), exclusively prepared and issued by CRISIL Limited, commissioned by, and paid for by us. References to travel industry in this section is in accordance with the presentation, analysis and categorization in the CRISIL Report. Our segment reporting in the financial statements is based on the criteria set out in Ind AS 108, Operating Segments and accordingly we do not prepare our financial statements by the segments outlined in CRISIL Report. Also see, "Certain Conventions, Presentation of Financial, Industry and Market Data and Currency of Presentation – Industry and Market Data" on page 13. See also, "Risk Factors – Industry information included in this Red Herring Prospectus has been derived from an industry report commissioned by us for such purpose. There can be no assurance that such third-party statistical, financial and other industry information is either complete or accurate" on page 55.*

Overview

Our Company is India's largest corporate travel services provider in terms of number of corporate clients and the third largest online travel company in India among key OTA players in terms of gross booking revenue and operating revenue, for Fiscal Year 2023. *(Source: CRISIL Report).* We have largest number of hotel and accommodation tie-ups amongst key domestic OTA players of over 2,105,600 tie-ups, as on March 31, 2023

(*Source: CRISIL Report*).

We believe India is one of the world's largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer base. India's real GDP growth is expected to rebound to 7.2% in FY 2023 after experiencing a (5.8%) contraction in Fiscal 2021 due to the repercussions of the COVID-19 pandemic. Given the size and growth dynamics of the India travel market, we have strategically focussed both on the corporate and consumer markets. We are the leading corporate travel service provider in India with 813 large corporate customers and over 49,800 registered SME customers and the third largest consumer online travel company (OTC) in the country in terms of gross booking revenue for Fiscal 2023 (*Source: CRISIL Report*).

Our go-to-market strategy spans the entire value chain of travel and hospitality covering B2C (business to consumer) and B2B (business to business which includes business to enterprise and business to agents) We believe that the combination of our B2C and B2B channels enable us to target India's most frequent and high spending travellers, namely, educated urban consumers, in a cost-effective manner. Over 800 large corporate customers of the Company employ over 7.00 million people who along with their families form a large part of the consuming upper middle class of India. In addition, our travel agent network provides additional scale to our business by leveraging our integrated technology platform in order to aggregate consumer demand from over 29,800 travel agents in more than 1,000 cities across India as of March 31, 2023.

Leisure and business travellers use our mobile applications, our website, *www.yatra.com*, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with over 105,600 hotels in 1,490 cities and towns in India, as on Fiscal 2023 and more than two million hotels globally, which is the highest hotel inventory amongst key Indian OTA players (*Source: CRISIL Report*). For details, see "*Industry Overview*" on page 205. To ensure that our service is a "one-stop shop" for travellers, we also provide our customers with access to holiday packages and other activities such as visa facilitation, tours, sightseeing, shows, and events.

Our business is based on a common technology platform that serves our customers through multiple mobile applications as well as our website *www.yatra.com*. Common technology platform is a common user interface platform that ensures a single common user view across various channels and a single customer/client interface on both the web and mobile interfaces so that users have a consistent experience irrespective of the channel via which they come to us. Our common platform approach provides us with a scalable, comprehensive and consistent user experience across each of our go-to-market channels and helps us innovate effectively. We believe that this approach drives user familiarity with our service and encourages cross sell and repeat usage by our customers, which further enhances customer loyalty for our business. This approach has enabled us to reduce development costs and accelerate ''time-to-market' as new features and services can be launched simultaneously across channels. Our technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation.

A Common Platform Linking All Channels, Products and Customers


integrated technology platform to innovate and deploy faster
Multi-channel customer access
Direct-to-consumer
"B2C"
~184M visits[1] ;
~14M customers[2]
Corporate travelers
"B2E"
Corporate customers have more than 7M employees[3]
Travel agents
"B2B"
~29,800 registered agents across India[3]
yatra
Complete offerings
Air
7 Domestic carriers
400+ International carriers
Hotels & Lodging
~105,600 Indian properties
plus growing homestays[3]
Holiday packages
Rail, bus, activities, others
Multi-channel marketplace designed to build customer and vendor loyalty

1. Data for the 12 months ended March 31, 2023 for flagship brand Yatra.com only and excludes data from B2B businesses
2. Cumulative as of March 31, 2023; does not include data for B2B businesses
3. Approximate count as of March 31, 2023

As of March 31, 2023, over 14 million customers have used our comprehensive travel-related services, which include domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, activities and ancillary services, in our consumer-direct and corporate travel services businesses. Yatra Online, Inc., a Cayman Islands limited company with shares listed in the United States of America on NASDAQ Capital Market under the symbol "YTRA", is the holding company of our Promoters, THCL and Asia Consolidated DMC Pte. Ltd. ". For details of shares held by Yatra Online, Inc. in THCL, and Asia Consolidated DMC Pte. Ltd., see "*Capital Structure*" and "*Our Promoters and Promoter Group*" on pages 167, and 396 of this Red Herring Prospectus.

We generate revenue through three main lines of business: (1) Air Ticketing (2) Hotels and Packages and (3) Other Services. Sales in our Air Ticketing business are primarily made through our websites, mobile applications, mobile web, B2B2C travel agents. Sales in our Hotels and Packages business are made through our websites, mobile applications, mobile web, B2B2C travel agents, and call centers. We also generate revenue through the online sale of rail and bus tickets, advertising revenue from third party advertisements on our websites, revenue from sale of coupons and vouchers, by facilitating access to travel insurance and other ancillary travel services.

(1) In our Air Ticketing Business, revenue from airline ticket sales, encompassing commissions, incentives, and fees, is recognized on a net basis. Airline incentives are accounted for once the performance criteria stipulated in the incentive plans are met or are anticipated to be met by the close of respective period.

(2) In our Hotels and Packages business, revenue from hotel reservations, including commissions and incentives, is recognized on a net basis. Revenue from tours and packages, including revenue on airline tickets sold to customers as a part of tours and packages, is accounted for on a gross basis as we are determined to be the primary obligor in the arrangement as the risks and responsibilities are taken by us, including the responsibility for delivery of services. The cost of delivering such services includes the cost of hotel, airline and package services and is disclosed as service cost.

(3) Revenue from other services primarily consists of the sale of cab services, rail and bus tickets, income from Freight Forwarding Services, including commissions, is recognized on a net basis.

Other operating income primarily consists of advertising revenue, fees for facilitating website access to travel insurance companies and sales of travel vouchers and coupons. This revenue is recognized as the services are performed.

The Company receives upfront fee from Global Distribution System ("**GDS**") providers for facilitating the booking of airline tickets on its website or other distribution channels to travel agents for using their system which is recognised as revenue in the proportion of actual airline tickets sold over the total number of airline tickets

expected to be sold over the term of the agreement, and the balance amount is recognised as deferred revenue.

Revenue is recognised, net of allowances for cancellations, refunds during the period and taxes.

In Fiscals 2023, 2022, and 2021, we generated, 46.82%, 58.09% and 71.19% of our revenues from operations from Air Ticketing, 38.03%, 25.85% and 12.48% of our revenues from Hotels and Packages and 4.06%, 7.38% and 2.50% of our revenues from operations from the sale of other services.

PRESENTATION OF FINANCIAL INFORMATION

The Restated Consolidated Summary Statement of Assets and Liabilities of the Group as at, March 31, 2023, March 31, 2022 and March 31, 2021 and the related Restated Consolidated Summary Statement of Profit and Loss (including Other Comprehensive Income), Restated Consolidated Summary Statement of Changes in Equity and Restated Consolidated Summary Statement of Cash Flows for the year ended March 31,2023 March 31, 2022 and March 31, 2021, Restated Consolidated Summary Statements - Accounting Policies, Statement of Restatement Adjustments to Audited Consolidated Financial Statements and Notes to Restated Consolidated Summary Statements (hereinafter collectively referred to as "Restated Consolidated Summary Statement" have been prepared specifically for inclusion in this Red Herring Prospectus and Prospectus to be filed by the Company with the Securities and Exchange Board of India in connection with proposed Offer.

The Restated Consolidated Summary Statements have been prepared to comply in all material respects with the requirements of:

a) Section 26 of Part I of Chapter III of the Companies Act, 2013 (""the Act"").

b) Relevant provisions of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended ("the SEBI ICDR Regulations") issued by the Securities and Exchange Board of India ('SEBI') on September 11, 2018 as amended from time to time in pursuance of the Securities and Exchange Board of India Act, 1992.

c) Guidance note on Reports in Company Prospectuses (Revised 2019) ("Guidance Note") issued by the Institute of Chartered Accountants of India ("ICAI")."

The Restated Consolidated Summary Statements has been compiled from:

- Audited consolidated financial statements of the Group as at and for the year ended March 31, 2023, which were prepared to comply in all material respects with the Indian Accounting Standard ('Ind AS') notified under section 133 of the Companies Act, 2013, read together with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 as amended, and other accounting principles generally accepted in India and presentation requirements of Division II of Schedule III to the Companies Act, 2013, (Ind AS compliant Schedule III), as applicable, which have been approved by the Board of Directors at their meeting held on August 29, 2023;

- Audited consolidated financial statements of the Group as at and for the year ended March 31, 2022, which were prepared to comply in all material respects with the Indian Accounting Standard ('Ind AS') notified under section 133 of the Companies Act, 2013, read together with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and subsequent amendments thereto as amended, and other accounting principles generally accepted in India and presentation requirements of Division II of Schedule III to the Companies Act, 2013, (Ind AS compliant Schedule III), as applicable, which have been approved by the Board of Directors at their meeting held on September 21, 2022;

- Audited consolidated financial statements of the Group as at and for the year ended March 31, 2021, which were prepared to comply in all material respects with the Indian Accounting Standard ('Ind AS') notified under section 133 of the Companies Act, 2013, read together with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and subsequent amendments as amended, and other accounting principles generally accepted in India and presentation requirements of Division II of Schedule III to the Companies Act, 2013, (Ind AS compliant Schedule III), as applicable thereto, which have been approved by the Board of Directors at their meeting held on November 29, 2021;

Further, consolidated statement of financial position and the related consolidated statements of profit or loss and other comprehensive loss, consolidated statement of changes in equity and consolidated cash flows of Yatra Online, Inc. is prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. There are differences in presentation of financial information as per Ind AS, and IFRS. For details, see "*Risk Factors – Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.*" on page 71.

SIGNIFICANT FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Trends and Changes in the Indian Economy and Travel Industry.

Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. Macroeconomic trends and changes in India which may affect our results include, among others:

- a slowdown in India's economic growth;
- growth in the middle-class population in India, as well as increased tourism expenditure in India;
- increase in discretionary expenditures among Indian households;
- increased Internet penetration (particularly broadband penetration) in India;
- increased use of the Internet for commerce in India;
- increased use of smartphones and mobile devices in India;
- intensive competition from new and existing market players, particularly in the Indian online travel industry;
- consolidation among the existing market players in the Indian travel industry;
- changes in exchange rates and controls or interest rates in India;
- changes in government policies, including taxation policies in India;
- social and civil unrest and other political, social and economic developments in or affecting India; and
- capacity additions and average occupancy rates among the hotel suppliers.
- Impact of COVID-19 pandemic on our past financial results.

Changes specific to the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions, COVID-19 impact in previous years, as well as liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions and a reduction in the number of GDS service providers with whom such airlines do business. Recent bankruptcies have also impacted the Indian air travel industry. In addition, many of the international airlines that fly to India have also either significantly reduced or eliminated commissions to travel agents. Full-service airlines generally utilize GDSs, which are a primary reservation tool for travel agents, for their ticket inventory; however, low-cost airlines generally distribute their online supply exclusively through their own websites and other airlines have stopped providing inventory to certain online channels and attempt to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third-party distributors. As a result, travel agents selling airline tickets for low-cost airlines generally do not earn fees from GDSs.

Changes in Our Business Mix and Net Margins

We generate revenue primarily through three main lines of business: (1) Air Ticketing, (2) Hotels and Packages and (3) Other Services. Income from the sale of Airline Tickets, including commission, incentives and fees, is recognized on a net commission earned basis. In our Hotels and Packages business, income from hotel reservations, including commissions and incentives, is recognized on a net commission earned basis. Revenue from other services primarily consists of the sale of cab services, rail and bus tickets, income from Freight Forwarding Services, including commissions, is recognized on a net basis. Our Hotels and Packages business has historically yielded higher margins than our Air Ticketing business. For Fiscal Year 2023, 2022 and 2021, we generated 46.82 %, 58.09% and 71.19% of our revenues from operations from Air Ticketing, and 38.03%, 25.85% and 12.48% of our revenues from Hotels and Packages, and 4.06%, 7.38% and 2.50% of our revenue from Other Services. Our adjusted margin from Hotels and Packages business for fiscals 2023, 2022 and 2011 were 13.06%, 17.18% and 19.71%, our adjusted margin % from Air Ticketing business for fiscals 2023, 2022 and 2021 were 7.69%, 8.00% and 11.44% and our adjusted margin from Other Services business for Fiscals 2023, 2022 and 2021

were 6.32%, 5.11% and 4.25%. We believe that as a result of the fragmented nature of the supply Hotels and Packages segment, the services we provide allow us to command better margins as compared with airline tickets, which are largely impacted by the macroeconomic factors noted above, such as fuel and consolidation in the airline industry. Further, additions of the inventory in the hotels business, as well as the lower level of average room occupancy rates, further contribute to our relatively higher Hotels and Packages margins, as compared to Air Ticketing margins. However, given the intense competition for customer acquisition in this category from our competitors, our business will require a significant level of investment to seek to maintain and increase our share of the hotels business. To the extent we do not match competition in consumer promotions, we risk experiencing lower growth rates than those of our competitors, which could result in a change in our business mix and margins.

Cost Efficiently Attracting New B2C Customers Through the B2E Channel and Expansion of Customer Base.

We operate through three go-to-market strategies spanning the entire travel value chain: B2C (business to consumer), B2E (business to enterprise) and B2B2C (business to business to consumer). We believe that the combination of our B2C and B2E channels enables us to target India's most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. Accordingly, our growth depends significantly on our ability to attract new customers as well as retain and expand relationship with existing ones and is dependent upon acceptance by customers of our services and our ability to keep pace with technological changes. Through our B2E offerings, we serve business customers, including leading organizations from India and around the world, that employ over 7 million people. We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities to these potential B2C clients. In addition, in order to incentivize B2E customers to become B2C customers, we operate our eCash loyalty program. As our B2E clients become more familiar with our offerings and our eCash program, we expect our opportunities to cross-sell to their employees will also expand. We believe this will allow us to continue to target and attract new B2C customers in a cost-effective manner. Although we believe this long-term strategy of cost-efficient B2C customer expansion will allow us to continue to grow our business, the impact of these efforts may take longer to develop than we expect. If we are unable to successfully take advantage of cross-selling opportunities or attract new B2C customers, the ongoing growth of our business may be negatively impacted.

Ability to enhance operating efficiency through investments in technology

Our results of operations have been, and will continue to be, affected by our ability to improve our operating efficiency, especially through investment in technology. Our business is based on a single common technology platform that serves our customers through multiple mobile applications as well as our website www.yatra.com. Our single common platform approach provides us with a scalable, comprehensive and consistent user experience across each of our three go-to-market channels. Our technology also contributes to the conversion of our business travelers to leisure travelers by creating a single and familiar platform as well as enabling loyalty programs such as our eCash program, available across all our channels and offerings. Going forward, we intend to continue to prudently invest resources in technology in a cost-effective manner to support the long-term growth of our business.

Customers in India are increasingly shifting to mobile usage. We are rapidly moving towards a 'Mobile First' business and have therefore been able to capitalize on the increasing mobile use, as evidenced by the rapid user growth on our platform with mobile being the primary channel for customers to engage with us. We have seen an increase in use of mobile as a driver for Gross Bookings and expect that as more of our customers shift to using mobile in India, this trend will continue to drive our growth.

Inorganic growth through strategic acquisitions

In addition to the organic growth of our operations, we have a track record of inorganic growth through strategic acquisitions that supplement our business verticals. In 2010, we acquired TSI Yatra Private Limited in order to expand our B2B2C business, particularly our international Air Ticketing for small and medium scale enterprises. Pursuant to share purchase agreement dated June 27, 2012, we acquired 100% stake in Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited from TG India Holdings Company and Travelocity.com Private Limited. Further, pursuant to share purchase agreement dated July 20, 2017, as amended, our Company acquired 100% stake in Yatra For Business Private Limited (Formerly known as Air Travel Bureau Private Limited). Our Company has also acquired 100% stake in Travel.Co. In Private Limited, pursuant to share purchase agreement dated February 8, 2019 and acquired, the corporate travel business of PL Worldways We expect to continue making acquisitions and entering into new business ventures or initiatives as part of our strategy. For further details about our inorganic growth strategy, see "*Our Business – Strategies*" on page 343. We believe that

the effect of our acquisitions and the consolidation of the acquired entity's financial results in our consolidated financial statements will strengthen our financial performance. Given the fragmented nature of the travel industry, there exist opportunities for consolidation. Our successful and timely integration of such acquisitions will enable us to capture relevant synergies both from a technological and bottom-line perspective. We will seek to integrate such acquired businesses into our current operations in a manner that maximizes such synergies.

Seasonality in the Travel Industry

We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India. Following table represents the seasonal fluctuations in relation to passengers travelled and standalone hotel nights booked, for last three years:

(count in 1,000)

Details	June 30, 2020*	September 30, 2020*	December 31, 2020*	March 31, 2021*
Packages passenger travelled	0.004	0.03	1.03	1.62
Standalone hotel room nights booked	15	39	199	294

**Impact on packages passengers travelled and standalone hotel room nights booked is on account of COVID-19 pandemic*

(count in 1,000)

Details	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022
Packages passenger travelled	1.00	1.42	3.92	2.94
Standalone hotel room nights booked	70	289	342	317

(count in 1,000)

Details	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Packages passenger travelled	4.49	4.35	5.29	5.30
Standalone hotel room nights booked	585	412	398	425

Marketing and Sales Promotion Expenses

Competition in the Indian online travel industry is extremely intense, and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our marketing and sales promotion expenses in the future in order to compete effectively with new entrants and existing players in the market, and we expect this competitive environment, and therefore our expenses, to change over time. We also incur customer inducement and acquisition costs and marketing and sales promotion expenses, including cash incentives and loyalty program incentive promotions.

(in INR millions)

Customer inducement and acquisition costs and marketing and sales promotion expenses	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
Customer inducement and acquisition costs (A)	2,842.45	1,313.63	809.60
Marketing and sales promotion expenses (B)	336.39	124.14	79.60
Total (C=A+B)	**3,178.84**	**1,437.77**	**889.20**

Notes:

(1) Customer inducement and acquisition costs include costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives

(2) Marketing and sales promotion expenses include online television, radio and print media advertisement costs as well as event driven promotion cost for the Group's products and services

Impact of Changing Laws, Rules and Regulations in India.

The regulatory and policy environment in which we operate is evolving and is subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition and results of operations, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy.

More than five years after implementation, the GST law is still an evolving statute. Amendments are being made to the law and various notifications and clarifications are being issued via government initiatives or court stated judgments. Particularly, with respect to compliances, there have been amendments in law which restricted the input tax credit available to a taxpayer for utilization and made it subject to declarations made by vendor of such taxpayer to the government in their tax returns. Further, amendments have been made to tax recovery and suspension of GST registration provisions as well.

The Indian government introduced electronic invoicing for GST invoices raised by a registered taxable person on another registered person ("B2B invoices"). As per these provisions, a registered person has been required to report a B2B invoice on Invoice Registration Portal of the government and obtain a unique Invoice Reference Number and thereafter convert it in a QR code and print it on the GST invoice.

Overall, GST has had a mixed impact on the Company. The decentralization of tax registration and related compliance have caused a significant increase in our compliance and audit requirements over the last two years. In addition to increased compliance costs, the Company is also paying GST taxes for hotel accommodation services provided by the unregistered hotels in each state where such unregistered hotels are located. While the Company is complying with the requirements of the GST regime, there are certain areas where clarity is still awaited, and the Company is in the process of finalizing tax positions while awaiting such clarity. The Company continues to closely monitor on regular basis the impact of the new indirect tax environment.

NON- GAAP MEASURES

As certain parts of our revenue are recognized on a "net" basis and other parts of our revenue are recognized on a "gross" basis, we evaluate our financial performance based on Adjusted Margin, which is a Non-GAAP measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Reconciliation of Revenue to Adjusted Margin (a Non-GAAP measure)

Reconciliation of Revenue to Adjusted Margin - Air Ticketing

(INR millions)

	Air ticketing		
	Fiscal 2023	**Fiscal 2022**	**Fiscal 2021**
Revenue (Rendering of services) (**A**)	1,779.98	1,150.47	893.10
Customer inducement and acquisition costs (**B**)	2,555.32	1,060.60	594.40
Service cost (**C**)	-	-	-
Adjusted Margin - Air Ticketing D=(A+B-C)	**4,335.30**	**2,211.07**	**1,487.50**

Reconciliation of Revenue to Adjusted Margin - Hotels and Packages

(INR millions)

	Hotels and Packages		
	Fiscal 2023	**Fiscal 2022**	**Fiscal 2021**
Revenue (Rendering of services) (**A**)	1,445.61	512.07	156.60
Customer inducement and acquisition costs (**B**)	263.75	237.70	199.45
Service cost (**C**)	(644.63)	(152.14)	(20.02)
Adjusted Margin - Hotels and Packages D=(A+B-C)	**1,064.73**	**597.63**	**336.03**

Reconciliation of Revenue to Adjusted Margin - Other Services

			(INR millions)
	Other services		
	Fiscal 2023	**Fiscal 2022**	**Fiscal 2021**
Revenue (Rendering of services) (**A**)	154.32	146.16	31.40
Customer inducement and acquisition costs (**B**)	23.38	15.33	15.75

	(INR millions)		
	Other services		
Service cost (**C**)	-	-	-
Adjusted Margin - Other Services (D=A+B-C)	**177.70**	**161.49**	**47.15**

In addition to referring to Adjusted Margin, EBITDA, Adjusted EBITDA, Adjusted Margin (%), Adjusted profit/(Loss), Adjusted EBITDA Margin, Adjusted EBITDA Margin %, Adjusted profit/(loss) from operations before share of (profit)/loss from joint venture, exceptional items, tax , share based payment expenses, and listing related expenses, Adjusted Basic Earnings/(loss), Adjusted Diluted Earnings/(loss), Net Worth, Return on Net Worth, Net Assets Value, Net Assets Value Per Share are non-GAAP measures (together, "**Non-GAAP Measures**"), presented in this Red Herring Prospectus is a supplemental measure of our performance and liquidity that is not required by, or presented in accordance with, Ind AS, Indian GAAP, IFRS or U.S. GAAP. Further, these Non-GAAP Measures are not a measurement of our financial performance or liquidity under Ind AS, Indian GAAP, IFRS or US GAAP and should not be considered in isolation or construed as an alternative to cash flows, profit/(loss) for the years or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities derived in accordance with Ind AS, Indian GAAP, IFRS or US GAAP. In addition, these Non-GAAP Measures are not standardized terms, hence a direct comparison of these Non-GAAP Measures between companies may not be possible. Other companies may calculate these Non-GAAP Measures differently from us, limiting its usefulness as a comparative measure. Although such Non-GAAP Measures are not a measure of performance calculated in accordance with applicable accounting standards, our Company's management believes that they are useful to an investor in evaluating us as they are widely used measures to evaluate a company's operating performance. For details, see "*Risk Factors - We have in this Red Herring Prospectus included certain Non-GAAP Measures and certain other industry measures related to our operations and financial performance. These Non-GAAP Measures and industry measures may not be comparable with financial, or industry related statistical information of similar nomenclature computed and presented by other companies.*" on page 62.

For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these Non-GAAP Measures exclude share-based payment expenses, re-measurement of contingent consideration, impairment of goodwill and intangible assets, impairment of loan to joint venture, listing and related expenses and change in fair value of warrants. Our Non-GAAP Measures reflect adjustments based on the following:

- Share based payment expenses: The compensation cost is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting Ind AS 2 "Share-based Payment". Thus, the management believes that providing Non-GAAP financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

- Re-measurement of contingent consideration: The contingent consideration relates to the payment made under business combination agreement, based on the certain performance conditions of the acquired business.

- Impairment of goodwill and intangible assets: The impairment cost is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing Non-GAAP financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

- Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

- Listing and related expenses - These primarily reflect the non-recurring expenses incurred in the Indian IPO process.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our Loss from operations before share of loss from joint venture and

tax, loss for the year and basic and diluted loss per share.

A limitation of using Adjusted EBITDA Profit/(Loss), Adjusted Profit/(Loss) from operations before share of (profit)/loss from joint venture, exceptional items, tax, share based payment expenses, and listing related expenses, Adjusted Profit/(Loss) for the year and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using the measures in accordance with Ind AS issued by the ICAI are that these Non-GAAP financial measures exclude share-based payment expenses, re-measurement of contingent consideration, impairment of goodwill and intangible assets, impairment of loans to joint venture, Listing and related expenses and depreciation and amortization in case of Adjusted EBITDA Loss. Management compensates for this limitation by providing specific information on the Ind AS amounts excluded from Adjusted EBITDA Profit/(Loss), Adjusted Profit/(Loss) from operations before share of (Profit)/ loss from joint venture, exceptional items, tax, share based payment expenses, and listing related expenses, Profit/(Loss) for the year and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Restated loss for the year (a GAAP measure) to Adjusted EBITDA (Loss) (a non-GAAP measure) for the years indicated:

Reconciliation of Restated profit/(loss) to EBITDA, EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin

(In INR millions except percentage)

Particulars	Fiscal		
	2023	2022	2021
Restated Profit/(loss) for the year (A)	76.32	(307.86)	(1,188.63)
Tax expense/ (benefit) (B)	45.46	15.15	66.30
Restated Profit/(loss) before tax (C=A+B)	**121.78**	**(292.71)**	**(1,122.33)**
Adjustments:			
Add: Finance Costs (D)	234.10	99.46	102.41
Add: Depreciation and Amortization (E)	182.79	280.83	523.03
Add: Interest income (Bank deposit and Others) (F)	(17.08)	(34.32)	(77.75)
Add: Unwinding of discount on other financial assets (G)	(3.33)	(3.15)	(2.70)
Add: Foreign exchange gain (net) (H)	(7.38)	(8.50)	7.52
Earnings before interest, taxes, depreciation and amortization expenses (EBITDA) (I=C+D+E+F+G+H)	**510.88**	**41.61**	**(569.82)**
EBITDA Margin (I/O)	**13.44%**	**2.10%**	**(45.42%)**
Add:			
Exceptional items (J)	1.00	72.70	450.30
Share based payment expenses (K)	134.22	192.98	64.90
Share of (profit)/ loss from joint venture (L)	-	(41.63)	4.00
Listing and related expenses (M)	23.59	55.82	-
Adjusted Earnings before interest, taxes, depreciation and amortization expenses (Adjusted EBITDA) (N=I+J+K+L+M)	**669.69**	**321.48**	**(50.62)**
Revenue from operations (O)	3,801.60	1,980.66	1,254.50
Adjusted EBITDA Margin (Adjusted EBITDA as a percentage of Revenue from operations) (P=N/O)	**17.62%**	**16.23%**	**(4.04)%**

The following table reconciles our Restated profit/loss from operations before share of loss from joint venture, exceptional items and tax (a GAAP measure) to Adjusted Profit/(Loss) from operations before share of (profit)/loss from joint venture, exceptional items, tax, share based payment expenses, and listing related expenses(a Non-GAAP measure) for the years indicated:

Reconciliation of Restated Profit/(Loss) from operations before share of (profit)/loss from joint venture, exceptional items and tax to Adjusted Profit/(Loss) from operations before share of (Profit)/loss from joint venture, tax, share based payment expenses, and listing related expenses

(in INR millions)			
Particulars	**Fiscal 2023**	**Fiscal 2022**	**Fiscal 2021**
Restated Profit/(loss) from operations before share of (profit)/loss from joint venture, exceptional items and tax (A)	122.78	(261.64)	(668.03)
Add: Share based payment expenses (B)	134.22	192.98	64.90
Add: Listing related expenses (C)	23.59	55.82	-
Adjusted Profit/(loss) from operations before share of (profit)/loss from joint venture, exceptional items, tax, share based payment expenses, and listing related expenses (D = A+B+C)	280.59	(12.84)	(603.13)

The following table reconciles Restated profit/(loss) for the year (a GAAP measure) to Adjusted profit/(loss) for the year (a Non-GAAP measure) for the years indicated

Reconciliation of Restated Profit/(loss) for the year to Adjusted Profit/(loss)

(in INR millions)			
Particulars	**Fiscal 2023**	**Fiscal 2022**	**Fiscal 2021**
Restated Profit/ (Loss) for the year (**A**)	76.32	(307.86)	(1,188.63)
Add: Share-based payment expenses (**B**)	134.22	192.98	64.90
Add: Exceptional items (C)	1.00	72.70	450.30
Add : Listing and related expenses (D)	23.59	55.82	-
Adjusted profit/(Loss) for the year E=(A+B+C+D)	**235.13**	**13.64**	**(673.43)**

The following table reconciles basic and diluted earnings/(loss) per share (a GAAP measure) to Adjusted Basic and Diluted earnings/loss Per Share (a Non-GAAP measure) for the years indicated:

Reconciliation of Basic earnings/(loss) (Per Share) to Adjusted Basic Earnings/Loss (Per Share)

	(in INR million, unless otherwise stated)		
Particulars	**Fiscal 2023**	**Fiscal 2022**	**Fiscal 2021**
Basic earnings/(loss) per share (A)	0.69	(2.76)	(11.08)
Add: Share-based payment expenses **(B)**	1.19	1.73	0.60
Add :Exceptional Items **(C)**	0.01	0.65	4.20
Add : Listing and related expenses (D)	0.21	0.50	-
Adjusted Basic earnings/(loss) Per Share E= (A+B+C+D)	2.10	0.12	(6.28)

Reconciliation of Diluted Earnings/(loss) (Per Share) to Adjusted Diluted Earnings/Loss (Per Share)

(In INR million, unless otherwise stated)

Particulars	**Fiscal 2023**	**Fiscal 2022**	**Fiscal 2021**
Diluted Earnings/(loss) per share **(A)**	0.69	(2.76)	(11.08)
Add: Share-based payment expenses **(B)**	1.19	1.73	0.60
Add :Exceptional Items **(C)**	0.01	0.65	4.20
Add : Listing and related expenses (D)	0.21	0.50	0.00
Adjusted Basic earnings/(loss) per share E= (A+B+C+D)	2.10	0.12	(6.28)

Reconciliation of Net Worth and Return on Net Worth to Total Assets

The table below reconciles return on net worth to total assets. Return on net worth is calculated as profit / loss for the year divided by net worth.

(in INR millions except percentages)

Particulars	**Fiscal 2023**	**Fiscal 2022**	**Fiscal 2021**
Total assets **(A)**	6,812.50	5,477.81	5,629.08
Total liabilities **(B)**	5,117.27	4,468.53	4,394.22

(in INR millions except percentages)

Particulars	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net Worth **(A-B)**	1,695.23	1,009.28	1,234.86
Restated Profit/(loss) for the year **(C)**	76.32	(307.86)	(1,188.63)
Return on net worth (%) **(C/(A-B))**	4.50%	(30.50%)	(96.26%)

PRINCIPAL COMPONENTS OF INCOME AND EXPENDITURE

We commenced our business in 2006 with sales of airline tickets in our Air Ticketing business and our Hotels and Packages business with a focus on retail customers (B2C) through websites and call center sales. Over time, we have expanded our channels of sales to small travel agents (B2B2C) and corporate customers (B2E) as well as new services and products such as the sale of rail and bus tickets, income from freight forwarding business, car transfers and facilitating access to travel insurance. We also generate advertising revenue from third-party advertisements on our websites as well as sales of travel vouchers and coupons.

Total Income

Our total income comprises: (i) revenue from operations; and (ii) other income.

Revenue from Operations

Revenue from operations comprises sale of services that includes our Air Ticketing, Hotels and Packages and Other Services.

Air Ticketing. We earn commissions from airlines for tickets booked by customers through our various channels of sales. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments, which are largely based on volume of business, are collected from our airline suppliers on a periodic basis. We charge our customers a service fee for booking airline tickets. We receive fees from our GDS service providers based on the volume of sales completed by us through the GDS. Revenue from airline tickets sold as part of packages is included in our Hotels and Packages revenue.

Hotels and Packages. Revenue from our Hotels and Packages business includes commissions and markups we earn for the sale of hotel rooms (without packages), which is recorded on a "net" basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a "gross" basis.

Other Services. Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and Revenue from Freight Forwarding Business. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis. Revenue related to our Freight Forwarding Business is recognized at the time of departure of the cargo at the origin in case of exports. In case of Imports, revenue is recognized on the basis of arrival dates. We act as an agent and accordingly we recognize revenue only for our commission on the arrangement.

Other operating income

Revenue from Other, primarily comprising advertising revenue, income from sale of coupons and vouchers and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed

Other Income

Other Income primarily comprises: (A) gain on sale of property, plant and equipment (net); (B) gain on termination/ rent concession of leases; (C) government grants; (E) liability no longer required written back and (F) miscellaneous income.

Expenses

Our expenses comprise: (i) service cost; (ii) employee benefits expense; (iii) marketing and sales promotion expenses; (iv) depreciation and amortisation expense; (v) impairment of goodwill and intangible assets; (vi) finance cost; (vii) other expenses; (viii) impairment of loan to joint venture; and (ix) listing and related expenses.

Service Cost

Service cost primarily consists of costs paid to hotels and package suppliers and air suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms, air tickets, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transport costs.

Employee Benefit Expenses

Employee benefits expenses comprise: (i) salaries and wages; (ii) contribution to provident and other funds; (iii) staff welfare expenses; (iv) employee compensation expenses, and (v) Share based payment expenses.

Marketing and Sales Promotion Expenses

Marketing and sales promotion expenses primarily comprise of online, television, radio and print media advertisement costs as well as event driven promotion cost for the company's products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

Other Operating Expenses

Other operating expenses primarily consist of, among other things, commission and distribution expenses, charges by payment gateway providers, rental costs and other utilities, legal and professional fees, traveling and conveyance, communication costs, trade and other receivables provision and advance provision and other sundry expenses.

Depreciation and Amortization

Depreciation consists primarily of depreciation expense recorded on property and equipment, such as computers and peripherals, furniture and fixtures, leasehold improvements, office equipment and vehicles. Amortization expense consists primarily of amortization recorded on intangible assets such as computer software and websites and other acquired intangible assets such as agent/supplier relationships, trademarks, intellectual property rights and non-compete agreements. Amortisation of use of assets primarily consists of amortization of Right-of-use assets created on premises taken by the Company on lease, motor vehicles and others.

Finance Expense

Finance expenses comprise of interest expense on borrowings on bank or otherwise, interest on lease liability and bank charges. Interest expense is recognized in profit or loss, using the effective interest method.

RESULTS OF OPERATIONS

FISCAL 2023 COMPARED TO FISCAL 2022

The following table sets forth certain information with respect to our results of operations for Fiscal 2023 and 2022:

	(INR millions except percentages)			
	Fiscal 2023		**Fiscal 2022**	
Particulars	**(INR million)**	**% of total income**	**(INR million)**	**% of total income**
Income				
Revenue from operations	3,801.60	96%	1,980.66	91%
Other income	173.05	4%	207.44	9%
Total income	**3,974.65**	100%	**2,188.10**	100%
Expenses				
Service cost	644.63	16%	152.14	7%
Employee benefit expenses	1,090.08	27%	976.06	45%

	(INR millions except percentages)			
	Fiscal 2023		Fiscal 2022	
Particulars	**(INR million)**	**% of total income**	**(INR million)**	**% of total income**
Marketing and sales promotion expenses	336.39	8%	124.14	6%
Depreciation and amortisation	182.79	5%	280.83	13%
Finance costs	234.10	6%	99.46	5%
Other expenses	1,340.29	34%	761.29	35%
Listing and related expenses	23.59	1%	55.82	3%
Total expenses	**3,851.87**	**97%**	**2,449.74**	**112%**
Restated Profit/(loss) from operations before share of (Profit)/loss from joint venture, exceptional items and tax	**122.78**	**3%**	**(261.64)**	**(12%)**
Share of (profit)/ loss from joint venture	-	0%	(41.63)	(2%)
Restated Profit/(loss) before exceptional items and tax	**122.78**	**3%**	**(220.01)**	**(10%)**
Exceptional items	1.00	0%	72.70	3%
Restated Profit/(loss) before tax	**121.78**	**3%**	**(292.71)**	(13%)
Tax expense/ (benefit)				
Current tax expense	50.67	1%	13.17	1%
Deferred tax expense/ (benefit)	(5.21)	0%	1.98	0%
	45.46	1%	15.15	1%
Restated Profit/(loss) for the year	**(76.32)**	**(2%)**	**(307.86)**	**(14%)**
Other comprehensive income				
Items that will not be reclassified subsequently to profit or loss				
Remeasurement (gain)/ loss on defined benefit plan	10.32	0%	0.37	0%
Income tax expense/ (gain) related to items that will not be reclassified through profit or loss	0.14	0%	-	0%
Other comprehensive income for the year, net of income tax	**10.45**	0%	**0.37**	0%
Total comprehensive income for the year	**65.87**	2%	**(308.23)**	(14%)

Results of Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

Total Income

Total income increased by 81.65% from INR 2,188.10 million in Fiscal 2022 to INR 3,974.65 million in Fiscal 2023 primarily due to recovery in both our consumer and corporate travel business due to the diminishing impact of COVID-19 as compared to the corresponding period of March 31, 2022, and an accrual of threshold bonus for GDS contracts in the year ended March 31, 2023.

Revenue from operations: We generated revenue of INR 3,801.60 million in the year ended March 31, 2023, an increase of 91.94% compared with INR 1,980.66 million in year ended March 31, 2022. Increase in revenue was primarily due to recovery in both our consumer and corporate travel business due to the diminishing impact of COVID-19 as compared to the corresponding period of March 31, 2022, and an accrual of threshold bonus for GDS contracts in the year ended March 31, 2023.

Air Ticketing: Revenue from our Air Ticketing Business was INR 1,779.98 million in the year ended March 31, 2023, against INR 1,150.47 million in the year ended March 31, 2022.

Adjusted Margin from our Air Ticketing business increased to INR 4,335.30 million in the year ended March 31, 2023, against INR 2,211.07 million in the year ended March 31, 2022. In the year ended March 31, 2023, Adjusted Margin for our Air Ticketing business includes the addition of INR 2,555.32 million in the year ended March 31, 2023, against INR 1,060.60 million in the year ended March 31, 2022, of consumer promotion and loyalty program costs, which reduced revenue as per IndAS 115. The recovery in revenue and Adjusted Margin is on account of volume growth, an accrual of threshold bonus for GDS contracts and additional incentives from suppliers due to increases in travel demand.

Hotels and Packages: Revenue from our Hotels and Packages business was INR 1,445.61 million in the year ended March 31, 2023, against INR 512.07 million in the year ended March 31, 2022.

Adjusted Margin for this business increased by 78.16% to INR 1,064.73 million in the year ended March 31, 2023, from INR 597.63 million in the year ended March 31, 2022. In the year ended March 31, 2023, Adjusted Margin for our Hotels and Packages business includes the add-back of INR 263.75 million against INR 237.70 million in the year ended March 31, 2022, of customer promotional expenses, which had been reduced from revenue as per IndAS 115. The increase in revenue and Adjusted Margin in the year ended March 31, 2023 is on account of recovery in domestic travel, along with addition of new corporate customers and expansion of our distribution channels. The reduction in adjusted margin % is on account of change in the mix in favour of packages.

Other services: Our income from other services was INR 154.32 million in the year ended March 31, 2023, an increase from INR 146.16 million in the year ended March 31, 2022.

Adjusted Margin for this business increased by 10.04% to INR 177.70 million in the year ended March 31, 2023 from INR 161.49 million in the year ended March 31, 2022. In the year ended March 31, 2023, Adjusted Margin includes add-back of INR 23.38 million in the year ended March 31, 2022 against INR 15.33 million in the year ended March 31, 2022 of consumer promotion expenses, which had been reduced from revenue as per Ind AS 115. This increase in revenue from other services like rail, bus and car is partially offset by decrease in our freight forwarding business revenue.

Other operating income. Our other operating income was INR 421.69 million in the year ended March 31, 2023, an increase from INR 171.96 million in the year ended March 31, 2022

Other Income: Our other income decreased to INR 173.05 million in the year ended March 31, 2023 from INR 207.44 million in the year ended March 31, 2022 due to impact of write back of liabilities offset.

Service Cost: Our service cost increased to INR 644.63 million in the year ended March 31, 2023 from INR 152.14 million in the year ended March 31, 2022 primarily due to higher package sales in the year ended March 31, 2023, on account of recovery in the consumer travel markets.

Employee Benefit Expenses: Our employee benefit expenses increased by 11.68% to INR 1,090.08 million in the year ended March 31, 2023, from INR 976.06 million in the year ended March 31, 2022. Excluding share-based payment expenses of INR 134.22 million in the year ended March 31, 2023 from INR 192.98 million in the year ended March 31, 2022, personnel expenses increased by 22.06% in the year ended March 31, 2023 due to the impact of the reinstatement of salaries for employees to pre-pandemic levels and annual salary increase, along with increase in headcount.

Marketing and Sales Promotion Expenses: Marketing and sales promotion expenses increased by 170.98% to INR 336.39 million in the year ended March 31, 2023 from INR 124.14 million in the year ended March 31, 2022. Adding back the expenses for consumer promotions and loyalty program costs, which have reduced revenue per IndAS 115, our customer inducement and acquisition costs and marketing and sales promotion expenses is INR 3,178.84 million against INR 1,437.77 million in the year ended March 31, 2022, or a 121.10% an increase year-over-year.

Other Expenses: Other expenses increased by 76.06% to INR 1,340.29 million in the year ended March 31, 2023, from INR 761.29 million in the year ended March 31, 2022, primarily due to increase in commissions, legal and professional charges, bad debts written off and provision for doubtful debts and payment gateway charge.

Earnings before interest, taxes, depreciation and amortization expenses (EBITDA) and Adjusted Earnings before interest, taxes, depreciation and amortization expenses (Adjusted EBITDA):

Due to the forgoing factors, EBITDA improved by 1,127.81% to INR 510.88 million in the year ended March 31, 2023 from INR 41.61 million in the year ended March 31, 2022. Also, Adjusted EBITDA increased by 108.31% to INR 669.69 million in the year ended March 31, 2023, from Adjusted EBITDA of INR 321.48 million in the year ended March 31, 2022.

Depreciation and Amortization: Our depreciation and amortization expenses decreased by 34.91% to INR 182.79 million in the year ended March 31, 2023, from INR 280.83 million in the year ended March 31, 2022, primarily due to an increase in fully depreciated and amortized assets in the year ended March 31, 2023.

Restated profit/(loss) from operations before share of (profit)/loss from joint venture, exceptional items and tax: As a result of the foregoing factors, our restated profit/(loss) from operations before share of (profit)/loss from joint venture, exceptional items and tax was INR 122.78 million in the year ended March 31, 2023 as compared to restated loss of INR 261.64 million in the year ended March 31, 2022. Adjusted profit/(loss) from operations before share of (profit)/ loss from joint venture, exceptional items, tax, share based payment expenses, and listing related expenses is INR 280.59 million for year ended March 31, 2023 as compared to loss of INR 12.84 million for year ended March 31, 2022.

Share of (profit)/loss from Joint Venture: This amount pertains to a reversal of the cumulative loss contribution relating to a joint venture investment that operates in adventure travel activities and represents a true-up of provision created by the Company as per the joint venture agreement post impairment of a loan to the joint venture. Our loss from this joint venture is Nil in the year ended March 31, 2023 from profit of INR 41.63 million in the year ended March 31, 2022.

Finance Costs: Our finance costs increased to INR 234.10 million, including interest on the lease liability of INR 36.12 million in the year ended March 31, 2023, as compared to INR 99.46 million includes interest on lease liabilities of INR 43.56 million in the year ended March 31, 2022. The increase was due to increase in interest on borrowings and increase in borrowings.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the IPO. During the year ended March 31, 2023, the Company has incurred INR 23.59 million as compared to INR 55.82 million in the year ended March 31, 2022

Tax expense/ (benefit): Our income tax expense during the year ended March 31, 2023 was INR 45.46 million compared to an expense of INR 15.15 million during the year ended March 31, 2022.

Restated profit/(loss) for the Year: As a result of the foregoing factors, our restated profit during the year ended March 31, 2023 was INR 76.32 million as compared to a restated loss of INR 307.86 million in the year ended March 31, 2022. Excluding the employee share-based compensation costs, listing related expenses and exceptional items the restated adjusted profit would have been INR 235.13 million for year ended March 31, 2023 and INR 13.64 million for year ended March 31, 2022.

Basic earnings/(loss) per share: Basic earnings per share was INR 0.69 in the year ended March 31, 2023 as compared to basic earnings per share of INR (2.76) in the year ended March 31, 2022. After excluding the share-based payment expense, listing related expenses and exceptional items, adjusted basic earnings per share would have been INR 2.10 in the year ended March 31, 2023, as compared to adjusted basic earnings per share INR 0.12 in the year ended March 31, 2022.

Diluted earnings/(loss) per share: Diluted earnings per share was INR 0.69 in the year ended March 31, 2023 as compared to basic earnings per share of INR (2.76) in the year ended March 31, 2022. After excluding the share-based payment expense, listing related expenses and exceptional items, adjusted diluted earnings per share would have been INR 2.10 in the year ended March 31, 2023, as compared to adjusted diluted earnings per share INR 0.12 in the year ended March 31, 2022.

Liquidity: As of March 31, 2023, the balance of cash and cash equivalents and other bank balance reduced to INR 1,028.86 million from INR 1,279.75 million as at March 31, 2022.

FISCAL 2022 COMPARED TO FISCAL 2021

The following table sets forth certain information with respect to our results of operations for Fiscal 2022 and 2021:

				(INR millions except percentages)
	Fiscal 2022		**Fiscal 2021**	
Particulars	**(INR million)**	**% of total income**	**(INR million)**	**% of total income**
Income				
Revenue from operations	1,980.66	91%	1,254.50	87%
Other income	207.44	9%	181.66	13%

(INR millions except percentages)				
	Fiscal 2022		**Fiscal 2021**	
Particulars	**(INR million)**	**% of total income**	**(INR million)**	**% of total income**
Total income	**2,188.10**	100%	**1,436.16**	100%
Expenses				
Service cost	152.14	7%	20.02	1%
Employee benefit expenses	976.06	45%	736.33	51%
Marketing and sales promotion expenses	124.14	6%	79.60	6%
Depreciation and amortisation	280.83	13%	523.03	36%
Finance costs	99.46	5%	102.41	7%
Other expenses	761.29	35%	642.80	45%
Listing and related expenses	55.82	3%	-	
Total expenses	**2,449.74**	**112%**	**2,104.19**	**147%**
Restated Profit/(loss) from operations before share of (Profit)/loss from joint venture, exceptional items and tax	**(261.64)**	**(12%)**	**(668.03)**	**(47%)**
Share of (profit)/ loss from joint venture	(41.63)	(2%)	4.00	0%
Restated Profit/(loss) before exceptional items and tax	**(220.01)**	**(10%)**	**(672.03)**	**(47%)**
Exceptional items	72.70	3%	450.30	31%
Restated Profit/(loss) before tax	**(292.71)**	(13%)	**(1,122.33)**	**(78%)**
Tax expense/ (benefit)				
Current tax expense	13.17	1%	6.40	0%
Deferred tax expense/ (benefit)	1.98	0%	59.90	4%
	15.15	1%	66.30	5%
Restated Profit/(loss) for the year	**(307.86)**	(14%)	**(1,188.63)**	(83%)
Other comprehensive income				
Items that will not be reclassified subsequently to profit or loss				
Remeasurement (gain)/ loss on defined benefit plan	0.37	0%	(1.80)	0%
Income tax expense/ (gain) related to items that will not be reclassified through profit or loss	-	0%	(0.20)	0%
Other comprehensive income for the year, net of income tax	**0.37**	0%	**(2.00)**	0%
Total comprehensive income for the year	**(308.23)**	(14%)	**(1,186.63)**	(83%)

Total Income

Total income increased by 52.36% from INR 1,436.16 million in the year ended March 31, 2021 to INR 2,188.10 million in the year ended March 31, 2022. The increase in Revenue was primarily due to recovery in domestic travel demand relative to the year ended March 31, 2021.

Revenue from Operations: We generated revenue of INR 1,980.66 million in the year ended March 31, 2022, an increase of 57.89% compared with INR 1,254.50 million in year ended March 31, 2021. The increase in Revenue was primarily due to recovery in domestic travel demand relative to the year ended March 31, 2021.

Air Ticketing: Revenue from our Air Ticketing Business was INR 1,150.47 million in the year ended March 31, 2022, against INR 893.10 million in the year ended March 31, 2021.

Adjusted Margin from our Air Ticketing Business increased to INR 2,211.07 million in the year ended March 31, 2022, against INR 1,487.50 million in the year ended March 31, 2021. In the year ended March 31, 2022, Adjusted Margin for our Air Ticketing Business includes the addition of INR 1,060.60 million in the year ended March 31, 2022 against INR 594.40 million in the year ended March 31, 2021, of consumer promotion and loyalty program costs, which reduced revenue as per Ind AS 115. The increase is due to a continued recovery in domestic travel demand in the fiscal year ended March 31, 2022

Hotels and Packages: Revenue from our Hotels and Packages business was INR 512.07 million in the year ended March 31, 2022, against INR 156.60 million in the year ended March 31, 2021.

Adjusted Margin for this business increased by 77.85% to INR 597.63 million in the year ended March 31, 2022, from INR 336.03 million in the year ended March 31, 2021. In the year ended March 31, 2022, Adjusted Margin for Hotels and Packages business includes the add-back of INR 237.70 million against INR 199.45 million in the year ended March 31, 2021, of customer promotional expenses, which had been reduced from revenue as per Ind AS 115. The increase in Adjusted Margin from Hotels and Packages is due to recovery in domestic travel demand relative to the fiscal year ended March 31, 2021.

Other Services: Our revenue from other services was INR 146.16 million in the year ended March 31, 202, an increase from INR 31.40 million in the year ended March 31, 2021.

Adjusted margin for this business increased by 242.51% to INR 161.49 million in the year ended March 31, 2021 from INR 47.15 million in the year ended March 31, 2021. In the year ended March 31, 2022, Adjusted margin includes add-back of INR 15.33 million in the year ended March 31, 2022 against INR 15.75 million in the year ended March 31, 2021 of customer inducement and acquisition expenses, which had been reduced from revenue as per IND AS 115. This increase in Adjusted Margin is primarily due to increase in our freight forwarding business revenue.

Other operating income. Our other operating income was INR 171.96 million in the year ended March 31, 2022, a decrease from INR 173.40 million in the year ended March 31, 2021.

Other Income: Our other income increased to INR 207.44 million in the fiscal year ended March 31, 2022, from INR 181.66 million in the fiscal year ended March 31, 2021, due to the impact of write back of liabilities offset.

Service Cost: Our service cost increased to INR 152.14 million in the year ended March 31, 2022 from INR 20.02 million in the year ended March 31, 2021 primarily due to increased sales of holiday packages on account of strong recovery in domestic travel demand in India during the fiscal year ended March 31, 2022.

Employee Benefit Expenses: Our employee benefit expenses increased by 32.56% to INR 976.06 million in the year ended March 31, 2022, from INR 736.33 million in the year ended March 31, 2021. This increase was due to the impact of the addition of personnel in the Yatra Freight business and the gradual reinstatement of salaries for mid and junior level employees to pre-pandemic levels. Excluding share-based payment expenses of INR 192.98 million in the year ended March 31, 2022, from INR 64.90 million in the year ended March 31, 2021, personnel expenses increased by 16.63% in the year ended March 31, 2022.

Marketing and Sales Promotion Expenses: Marketing and sales promotion expenses increased by 55.95% to INR 124.14 million in the year ended March 31, 2022, from INR 79.60 million in the year ended March 31, 2021. Adding back the expenses for consumer promotions and loyalty program costs, which have reduced revenue per Ind AS 115. Our customer inducement and acquisition costs and marketing and sales promotion expenses is INR 1,437.77 million against INR 889.20 million in the year ended March 31, 2021, which is a 61.69% an increase year-over-year.

Other Expenses: Other expenses increased by 18.43% to INR 761.29 million in the year ended March 31, 2022, from INR 642.80 million in the year ended March 31, 2021, primarily due to increase in legal and professional charges, payment gateway charges and commission & discount which is partially offset by decrease in bad debts written-off and allowance for credit impaired receivables.

Earnings before interest, taxes, depreciation and amortization expenses (EBITDA) and Adjusted Earnings before interest, taxes, depreciation and amortization expenses (Adjusted EBITDA):

Due to the foregoing factors, EBITDA improved by 107.30% to INR 41.61 million in the year ended March 31, 2022 from INR (569.82) million in the year ended March 31, 2021. Also, adjusted EBITDA improved by 735.05% to INR 321.48 million in the year ended March 31, 2022 from an EBITDA of INR (50.62) million in the year ended March 31, 2021.

Depreciation and Amortization: Our depreciation and amortization expenses decreased by 46.31% to INR 280.83 million in the year ended March 31, 2022, from INR 523.03 million in the year ended March 31, 2021 primarily as a result of amortization of intangible assets based on re-assessment of carrying value of the acquired intangible assets year ended March 31, 2021.

Exceptional items. Pertains to impairment of loan to joint venture of INR 72.70 million in the year ended March 31, 2022 and impairment of goodwill of INR 450.31 million in the year ended March 31, 2021. As a result of the significant negative impact related to the COVID-19 pandemic on the travel industry, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill.

Restated profit/(loss) from operations before share of (profit)/loss from joint venture, exceptional items and tax:

As a result of the foregoing factors, our restated loss from operations before share of (profit)/loss from joint venture, exceptional items and tax was INR 261.64 million in the year ended March 31, 2022. Our restated loss for the year ended March 31, 2021 was INR 668.03 million. Excluding the share-based payment expense and listing related expenses, adjusted restated loss from operations before share of (profit)/loss from joint venture, exceptional items and tax would have been INR 12.84 million for year ended March 31, 2022 as compared to INR 603.13 million for year ended March 31, 2021.

Share of profit/(Loss) from Joint Venture: This amount pertains to a reversal of the cumulative loss contribution relating to a joint venture investment that operates in adventure travel activities and represents a true-up of provisions created by the Company as per the joint venture agreement post impairment of a loan to the joint venture. During Fiscal 2022, we have reversed the liability on account of obligation arising due to contribution towards losses of the joint venture. Our gain from this joint venture is INR 41.63 million in the year ended March 31, 2022 compared to a loss of INR 4.0 million in the year ended March 31, 2021.

Finance Costs: Our finance costs decreased to INR 99.46 million includes interest on lease liabilities of INR 43.56 million in the year ended March 31, 2022, as compared to INR 102.41 million includes interest on the lease liabilities of INR 69.21 million in the year ended March 31, 2021. The decrease was due to decrease in interest on lease liabilities which is partially offset by increase in interest on borrowings.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the IPO. During the year ended March 31, 2022, INR 55.82 million is charged to the restated Statement of profit and loss

Tax expense/ (benefit): Our income tax expense during the year ended March 31, 2022 was INR 15.15 million compared to an expense of INR 66.30 million during the year ended March 31, 2021.

Restated profit/(loss) for the year. As a result of the foregoing factors, our restated loss in the year ended March 31, 2022 was INR 307.86 million as compared to a loss of INR 1,188.63 million in the year ended March 31, 2021. Excluding the share-based payment expense, listing related expenses and exceptional items, the adjusted restated profit would have been INR 13.64 million for year ended March 31, 2022 and INR 673.43 million loss for year ended March 31, 2021.

Basic earnings/(loss) per share. Basic earnings per share were INR (2.76) in the year ended March 31, 2022 as compared to basic loss per share of INR (11.08) in the year ended March 31, 2021. After excluding the share-based payment expense, listing related expenses, impairment of goodwill and intangible assets, adjusted basic earnings per share would have been INR 0.12 in the year ended March 31, 2022, as compared to loss of INR (6.28) in the year ended March 31, 2021.

Diluted earnings/(loss) per share. Diluted earnings per share was INR (2.76) in the year ended March 31, 2022 as compared to diluted loss per share of INR (11.08) in the year ended March 31, 2021. After excluding the share-based payment expense, listing related expenses, impairment of goodwill and intangible assets, adjusted diluted earnings per share would have been INR 0.12 in the year ended March 31, 2022, as compared to loss of INR (6.28) in the year ended March 31, 2021.

Liquidity: As of March 31, 2022, the balance of cash and cash equivalents and term deposits decreased to INR 1,279.75 million from INR 1,982.16 million as at March 31, 2021.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations and capital requirements primarily through cash flows from operations and

borrowings under credit facilities from certain banks. We believe that our credit facilities, together with cash generated from our operations and a portion of the funds already raised will be sufficient to finance our working capital needs for next 12 months. We expect that these sources will continue to be our principal sources of cash in the medium term. However, there can be no assurance that additional financing will be available, or if available, that it will be available on terms acceptable to us.

CASH FLOWS

The following table sets forth certain information relating to our cash flows in the years indicated:

(INR millions)

Particulars	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net cash flow from/ (used in) operating activities **(A)**	(1,530.60)	(833.86)	1,041.05
Net cash flow used in investing activities **(B)**	(166.74)	(84.45)	(211.09)
Net cash flow from financing activities **(C)**	1,384.20	200.81	64.58
Net increase/ (decrease) in cash and cash equivalents **D=(A+B+C)**	(313.13)	(717.50)	894.54
Cash and cash equivalents as at the end of year	469.02	758.61	1,471.93

Net cash from / (used in) operating activities

Our net cash used in operating activities was INR 1,530.60 million in the fiscal year ended March 31, 2023, as compared to net cash used in operating activities of INR 833.86 million in the fiscal year ended March 31, 2022, an increase in cash usage of INR 696.74 million in the fiscal year ended March 31, 2023. Our net profit adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 500.81 million in the fiscal year ended March 31, 2023. Further, in the fiscal year ended March 31, 2023, there was an increase in our working capital of INR 1,905.31 million, as compared to an increase in working capital of INR 933.06 million in the fiscal year ended March 31, 2022. The increase in working capital in the fiscal year ended March 31, 2023, was primarily due to an INR 1,082.31 million increase in trade receivables, increase in contract assets by INR 190.50 million, increase in other financial and non-financial assets by INR 323.62 million and decrease in other financial and non-financial liabilities by INR 399.98 million. The increase in working capital in the fiscal year ended March 31, 2022, was primarily due to an INR 983.41 million increase in trade receivables, decrease in other financial and non-financial liabilities of INR 385.50 million which was partially offset by an INR 463.60 million increase in trade payables.

Our net cash used in operating activities was INR 833.86 million in the fiscal year ended March 31, 2022, as compared to net cash from operating activities of INR 1,041.05 million in the fiscal year ended March 31, 2021, an increase in cash usage of INR 1,874.91 million in the fiscal year ended March 31, 2022. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 69.16 million in the fiscal year ended March 31, 2022. Further, in the fiscal year ended March 31, 2022, there was an increase in our working capital of INR 933.06 million, as compared to a decrease in working capital of INR 857.76 million in the fiscal year ended March 31, 2021. The increase in working capital in the fiscal year ended March 31, 2022, was primarily due to an INR 983.41 million increase in trade receivables, decrease in other financial and non-financial liabilities of INR 385.50 million which was partially offset by an INR 463.60 million increase in trade payables. The decrease in working capital in the fiscal year ended March 31, 2021, was primarily due to an INR 1,286.31 million decrease in trade receivables, increase in other financial and non-financial assets by INR 410.67 million which was partially offset by an INR 495.81 million decrease in the other financial and non-financial liabilities and settlement of contingent consideration by an INR 389.62 Million.

Net cash used in investing activities

During the fiscal year ended March 31, 2023, cash used in investing activities was INR 166.74 million, as compared to cash used in investing activities, which was INR 84.45 million in the fiscal year ended March 31, 2022. During the fiscal year ended March 31, 2023, we invested INR 28.72 million in other bank balances and invested an incremental INR 144.51 million in property plant and equipment and in software and technology related development projects. We also interest received on our other bank balance of INR 6.49 million in the fiscal year ended March 31, 2023, as compared to INR 20.70 million in the fiscal year ended March 31, 2022.

During the fiscal year ended March 31, 2022, cash used in investing activities was INR 84.45 million, as compared to cash used in investing activities was INR 211.09 million in the fiscal year ended March 31, 2021. During the fiscal year ended March 31, 2022, we invested INR 6.92 million in other bank balances, invested an incremental INR 98.23 million in property plant and equipment and in software and technology related development projects.

We also interest received on our other bank balance of INR 20.70 million in the fiscal year ended March 31, 2022, as compared to INR 33.40 million in the fiscal year ended March 31, 2021.

Net cash from financing activities.

During the fiscal year ended March 31, 2023, cash from financing activities was INR 1,384.20 million, which was primarily the result of net proceeds from factoring of INR 738.30 million, net proceeds from debentures, which was INR 417.18 million and proceeds from issue of equity share INR 620.13 million. Further, we made payments of INR 178.64 million in interest on bank overdrafts, interest on lease liabilities, vehicle loans and payment of principal portion of lease liabilities.

During the fiscal year ended March 31, 2022, cash from financing activities was INR 200.81 million, primarily as a result of net proceeds from factoring was INR 227.28 million and proceeds from issue of equity shares INR 82.67 million. Further, we made payments of INR 39.10 million as interest on bank overdrafts, interest on lease liabilities, vehicle loans and payment of principal portion of lease liabilities.

INDEBTEDNESS

As of March 31, 2023, we had total borrowings (consisting of current and non-current borrowings) of INR 1,530.74 million. Our gross debt to equity ratio was 0.9% as of March 31, 2023. For further information on our indebtedness, see "*Financial Indebtedness*" on page 521.

The following table sets forth certain information relating to our outstanding indebtedness as of March 31, 2023, and our repayment obligations in the years indicated:

(INR millions)

Particulars	As of March 31, 2023		
	Payment due by period		
	Total	Not later than 1 year	1 - 5 years
Secured			
Vehicle loan	23.87	4.60	19.27
Factoring	1,089.70	1,089.70	
Non-Convertible Debenture	417.17	196.49	220.68
	1,530.74	**1,290.79**	**239.95**
Less: Current Borrowings	1,089.70		
Less: Current maturities of Non-Current Borrowings	201.08		
Non-Current Borrowings	**239.96**		

CONTINGENT LIABILITIES

As of March 31, 2023, contingent liabilities as per Ind AS 37 as derived from our Restated Consolidated Summary Statement are as follows:

Contingent liabilities (*to the extent not provided for*)

	(in INR million)
Description	**As of March 31,2023**
Claims against the Company not recognized as debts	85.44
Service tax demand	315.53
Income-tax demand	1.27

(1) These represents claim made by the customers due to service-related issues, which are contested by the Company and are pending in various district consumer redressal forums in India. The management does not expect these claims to succeed and, accordingly, no provision has been recognised in the financial statements.

(2) *INR 50.40 million (March 31,2022: INR 50.40 million, March 31,2021: INR 50.4 million) represents service tax demand for the period April 2008 to March 2011. The company has filed appeals before CESTAT, Chandigarh and INR 3.90 million (March 31 , 2022 : INR 3.90 million, March 31, 2021: INR 3.90 million) represents dispute on service tax refund which is pending before "The Commissioner Appeals, Central Excise & GST, Gurugram, Haryana". The management believes that the likelihood of the case/appeals going in favour of the Company is probable and, accordingly, has not considered any provision against this demand in the financial statements.*

INR 261.30 million as at March 31,2023 (March 31, 2022: INR 255.90 million, March 31, 2021: INR 255.90 million), represents show cause cum demand notices raised by Service tax authorities over one of the subsidiaries in India. Based on the Group's evaluation, it believes that it is not probable that the demand will materialize and therefore no provision has been recognized.

(3) *INR 1.27 million as at March 31,2023 (March 31,2022 :INR 1.27 million , March 31, 2021: INR 96.60 million), represents show cause cum demand notices raised by Income Tax authorities over subsidiaries in India. Based on the Group's evaluation, it believes that it is not probable that the demand will materialize and therefore no provision has been recognized.*

For information in relation to the notes to the contingent liabilities as at March 31, 2023, as per Ind AS 37 - Provisions, Contingent Liabilities and Contingent Assets, see "*Restated Consolidated Summary Statements - Annexure VII – Note 32 – Commitments and Contingent Liabilities*" on page 460.

Claims against the Company not acknowledged as debts (cases where the possibility of any outflow in the settlement is remote):

(in INR million)

Description	As of March 31,2023
Income-tax demand	135.03
Service tax demand	2,110.49

(1) *Income-tax demand includes INR 135.00 million base amount having tax impact of INR 84 million (March 31,2022: INR 136.63 million base amount having tax impact of INR 83.88 million, March 31, 2021: INR 112.8 million base amount having tax impact of INR 34.40 million) represents income tax demand for the period April 2007 to March 2016. The Group has filed appeal before CIT (A). The management believes that the likelihood of the case/appeal going in favor of the Company is probable and accordingly has not considered any provision against this demand in the restated consolidated financial statements.*

(2) *Service tax demand includes INR 1,865.15 million (March 31,2022: INR 1865.10 million, March 31, 2021: INR 1,865.10 million) represents service tax demand for the period April 2007 to June 2017. The company has filed appeals before CESTAT, Chandigarh. The management believes that the likelihood of the case/appeals going in favor of the Company is probable and, accordingly, has not considered any provision against this demand in the financial statements.*

INR 241.36 million (March 31,2022: INR 241.40 million, March 31, 2021: INR 241.40 million) represents service tax demand for the period November 2005 to March 2009 as per order dated February 27, 2017. INR 8.50 million (March 31, 2021: INR Nil) represents goods and service tax demand for the period financial year 2017-18 as per show cause note received. The company has filed reply before the adjudicating authority. The company has filed appeal before the tribunal against the order of Commissioner (Appeals). The management believes that the likelihood of the case/appeal going in favor of the Company is probable and accordingly has not considered any provision against this demand in the financial statements.

INR 3.98 million (March 31, 2022: INR 2.90 million) represents show cause notice received for goods and service tax due to difference in input claimed against input reflecting in GSTR 2A for the period of financial year 2017-18. The company has filed reply before the adjudicating authority. The management believes that the likelihood of the case/appeal going in favor of the Company is probable and accordingly has not considered any provision against this demand in the restated consolidated financial statements.

(3) *Pursuant to the order dated March 9, 2021, corporate insolvency resolution process was initiated against Ezeego One Travel and Tours Limited ("Ezeego") under the Insolvency and Bankruptcy Code, 2016 (the "IBC") and Resolution Professional was appointed. During the insolvency process, a demand notice was issued against the Parent Company and one of its subsidiaries by the Insolvency Professional on November 30, 2021 demanding payment of an unpaid liability amounting to INR 170.28. The Group replied to the demand notice on December 10, 2021 submitting that the amount claimed by Ezeego is contrary to its books of accounts of the Group and amount payable is INR 56.24 Subsequently, a Company Petition was filed in January 2022 under Section 9 of the IBC seeking initiation of the corporate insolvency resolution process against the Group for a default amounting to INR 251.32 (including interest payable). The matter is currently pending with the National Company Law Tribunal. The Group will be submitting its response in due course and is of the view that it will be able to successfully defend its stand as per its books of accounts.*

Except as disclosed in this Red Herring Prospectus, there are no off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors. We do not engage in trading activities involving non-exchange traded contracts.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth certain information relating to future payments due under known contractual commitments as of March 31, 2023, aggregated by type of contractual obligation:

							(In INR millions)
					As of March 31, 2023		
	Contractual Cash flows				Payment due by period		
Particulars	**Current**	**Non-Current**	**Total**	**Carrying amount**	**Within 1 year**	**1 - 5 years**	**More than 5 years**
Borrowings	714.17	168.62	882.79	1,530.74	714.17	168.62	-
Trade Payables	1,385.07	-	1,385.07	1,385.07	1,385.07	-	-
Lease liabilities	79.83	269.55	349.38	251.21	79.83	240.91	28.64
Other financial liabilities	1,151.26	-	1,151.26	1,151.26	1,151.26	-	-
Total	**3,330.33**	**438.17**	**3,768.50**	**4,318.28**	**3,330.33**	**409.53**	**28.64**

CAPITAL EXPENDITURES

In Fiscal 2023, 2022 and 2021 our capital expenditure towards (i) additions to Property, plant and equipment was INR 44.19 million, INR 12.79 million, INR 0.14 million respectively and (ii) addition to computer software and website was INR 140.03 million, INR 69.56 million and INR 96.00 million respectively. The following table sets forth our property, plant, and equipment, computer software and website and intellectual property right as of the dates indicated:

(INR million)

Particulars	As at March 31, 2023	As at March 31, 2022	As at March 31, 2021
Gross carrying value of property, plant and equipment	297.57	289.92	303.19
Gross carrying value of Computer software and websites	2,104.22	1,967.98	1,901.43
Gross carrying value of Intellectual property rights	6.90	6.90	6.90
Accumulated depreciation on property, plant and equipment	251.73	268.01	278.90
Accumulated amortization of Computer software and websites	1,922.93	1,822.62	1,631.90
Accumulated amortization of Intellectual property rights	6.90	6.90	6.20
Net carrying value of property, plant and equipment	45.84	21.91	24.29
Net carrying amount of Computer software and websites	181.29	145.36	269.53
Net carrying amount of Intellectual property rights	-	-	0.70

We expect to meet our capital expenditure in the next three Fiscals through a mix of internal accruals and funding from financial institutions.

RELATED PARTY TRANSACTIONS

For further information on our related party transactions, see "*Summary of the Offer Document – Summary of Related Party Transactions*" on page 22. Also, see "*Risk Factors – We have, in the past entered into certain related party transactions and may continue to do so in future. Any related party transactions that are not on an arm's length basis or that may lead to conflicts of interest may adversely affect our business, results of operation, cash flows and financial condition.*" on page 60.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company's activities are exposed to variety of financial risks: credit risk, foreign currency risk and liquidity risk. The company's senior management oversees the management of these risks. The company's senior management ensures that the company's financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured, and managed in accordance with the company's policies and risk objectives. The company reviews and agrees on policies for managing each of these risks which are summarized below:

Credit Risk. Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The company is exposed to credit risk from its operating activities

(primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Customer credit risk is managed by each business unit subject to the company's established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

Liquidity Risk. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, we aim to maintain flexibility in funding by maintaining sufficient amounts in certificates of deposits with banks and keeping committed credit lines available.

The Company manages liquidity by maintaining adequate reserves and banking facilities, by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and financial liabilities. Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with our operations through at least the next 12 months. In addition, there are no transactions, arrangements or other relationships with any other person that are reasonably likely to materially affect the availability of the requirement of capital resources.

Foreign Currency Risk. Foreign currency risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to the effects of fluctuation in the prevailing foreign currency exchange rates on its financial position and cash flows. Exposure arises primarily due to exchange rate fluctuations between the functional currency and other currencies from the Group's operating, investing and financing activities.

TOTAL TURNOVER OF EACH MAJOR INDUSTRY BUSINESS IN WHICH THE COMPANY OPERATES

We are primarily engaged in providing ticketing and travel booking services through our OTA platforms. Also, see "*Industry Overview*" on page 205.

UNUSUAL OR INFREQUENT EVENTS OR TRANSACTIONS

Except as described in this Red Herring Prospectus, to our knowledge, there have been no unusual or infrequent events or transactions that have in the past or may in the future affect our business operations or future financial performance.

SIGNIFICANT ECONOMIC CHANGES THAT MATERIALLY AFFECT OR ARE LIKELY TO AFFECT INCOME FROM CONTINUING OPERATIONS

Our business has been subject, and we expect it to continue to be subject, to significant economic changes that materially affect or are likely to affect income from continuing operations identified above in "*– Significant Factors Affecting our Results of Operations and Financial Condition*" and the uncertainties described in "*Risk Factors*" on pages 481, and 31, respectively.

KNOWN TRENDS OR UNCERTAINTIES

Our business has been subject, and we expect it to continue to be subject, to significant economic changes arising from the trends identified above in "*– Significant Factors Affecting our Results of Operations and Financial Condition*" and the uncertainties described in "*Risk Factors*" on pages 481, and 31, respectively. To our knowledge, except as discussed in this Red Herring Prospectus, there are no known trends or uncertainties that have or had or are expected to have a material adverse impact on revenues or income of our Company from continuing operations.

FUTURE RELATIONSHIP BETWEEN COST AND INCOME

Other than as described in "*Risk Factors*", "*Our Business*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" on pages 31, 337, and 477 respectively, to our knowledge there

are no known factors that may adversely affect our business prospects, results of operations and financial condition.

EXTENT TO WHICH MATERIAL INCREASES IN NET SALES OR REVENUE ARE DUE TO INCREASED SALES VOLUME, INTRODUCTION OF NEW PRODUCTS OR SERVICES OR INCREASED SALES PRICES

Changes in revenue in the last three fiscals and are as described in "*Management's Discussion and Analysis of Financial Condition and Results of Operations* –, "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Fiscal 2023 compared to Fiscal 2022*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Fiscal 2022 compared to Fiscal 2021*" above on pages 490, 492 respectively.

SEGMENT REPORTING

For management purposes, the Group is organized into lines of business (**"LOBs"**) based on its products and services and has three reportable segments as mentioned below. The LOBs offer different products and services, and are managed separately because the nature of products and/ or methods used to distribute the services are different. For each of these LOBs, the Chief Executive Officer (CEO) reviews internal management reports for making decisions related to performance evaluation and resource allocation. Thus, the CEO is construed to be the Chief Operating Decision Maker (CODM). The CODM uses Adjusted Margin, a non IND AS measure, to assess segment profitability and in deciding how to allocate resources and in assessing performance. The Adjusted Margin is arrived at by (i) adding back customer inducement costs including customers incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue, and (ii) reducing service costs, from the 'Revenue as per IND AS - Rendering of services.

The following summary describes the operations in each of the Group's reportable segments:

Air Ticketing: Through internet, mobile based platform and call-centers, the Group provides the facility to book and service international and domestic air tickets to ultimate customers through B2C (Business to Consumer), Business to Enterprise (B2E) and B2B2C (Business to Business to Consumer) channels..

Hotels and Packages: Through an internet and mobile based platform and call-centers, the group provides holiday packages and hotel reservations. For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of group developed holiday package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, is treated as one reportable segment due to similarities in the nature of services..

Other services: Primarily include the income from sale of rail and bus tickets and income from freight forwarding services. The Other services do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in the consolidated financial statements. However, management has considered this as the reportable segment and disclosed it separately, since the management believes that information about the segment would be useful to users of the consolidated financial statements.

For disclosure of segment reporting as per Ind AS 108 for years ended March 31, 2023, 2022 and 2021, refer note "*Note 25 - Segment information*" of Restated Consolidated Summary Statements on page 453.

SIGNIFICANT DEPENDENCE ON SINGLE OR FEW CUSTOMERS

Other than as described in this Red Herring Prospectus, particularly in sections "*Risk Factors*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" on pages 31 and 477 respectively, to our knowledge, there is no significant dependence on a single or few customers or suppliers

SEASONALITY/ CYCLICALITY OF BUSINESS

Our business is subject to seasonality or cyclicality, we experience seasonal fluctuations in our revenues due to the inherent nature of the travel industry. For further information, see, "*– Significant Factors Affecting our Results of Operations – Seasonality*", "*Industry Overview*" and "*Our Business*" on pages 483, 205, and 337 respectively.

COMPETITIVE CONDITIONS

We operate in a competitive environment. See sections, "*Our Business*", "*Industry Overview*", "*Risk Factors*" and "*Management's Discussion and Analysis of Financial Conditions and Results of Operations*" on pages 337, 205, 31, and 477, respectively.

SIGNIFICANT DEVELOPMENTS AFTER MARCH 31, 2023 THAT MAY AFFECT OUR FUTURE RESULTS OF OPERATIONS

Except as disclosed above and in this sections titled "*– Significant Factors Affecting Our Results of Operations and Financial Condition*", "*Our Business*" and "*History and Certain Corporate Matters*" on pages respectively, to our knowledge no circumstances have arisen since March 31, 2023 that could materially and adversely affect or are likely to affect, our operations or profitability, or the value of our assets or our ability to pay our material liabilities within the next 12 months. However, following are key developments since March 31, 2023:

(i) On January 2022, One, Ezeego One Travel and Tours Limited ("Ezeego"), being a company admitted into insolvency filed a company petition under Section 9 of the Insolvency & Bankruptcy Code, 2016 ("Code") before National company Law Tribunal, Mumbai ("NCLT") seeking to initiate corporate insolvency resolution plan of Yatra Online Limited ("Company Petition"). Ezeego filed the Company Petition pursuant to a demand notice dated November 30, 2021 demanding payment of INR 21.50 million to which Yatra issued its reply dated December 10, 2021 stating that the amount claimed by Ezeego is not in accordance with its books of accounts. The Company Petition was filed on the basis of a default of INR 31.50 million (including interest). Yatra filed its reply to the company petition along with an application seeking rejection of the Company Petition for being barred under Section 10A of the Code ("Application"). On March 17, 2023, the NCLT dismissed the Application ("NCLT Order"). Yatra challenged the NCLT Order before the National Company Law Appellate Tribunal, New Delhi ("NCLAT"). By an order dated March 31, 2023, the NCLAT allowed Yatra's appeal and dismissed the Company Petition filed against Yatra ("NCLAT Order"). Ezeego challenged the NCLAT Order before the Supreme Court ("Civil Appeal"). By an order dated May 02, 2023, Ezeego withdrew the Civil Appeal on account of a settlement between the parties whereby Yatra paid a sum of INR 16.00 million to Ezeego as full and final settlement of all outstanding dues between the parties. Accordingly, the proceedings against Yatra under the Code stand concluded.

(ii) Company has allotted 300 non-convertible debenture (**"NCDs"**) and 100 NCDs to its existing debenture holders *i.e.*, Blacksoil Capital Private Limited and Blacksoil India Credit Fund (*acting through its investment manager Blacksoil Asset Management Private Limited*) (collectively, **"Blacksoil"**) respectively on August 19, 2023 aggregating to INR 200 million. These NCDs shall be redeemed with interest rate of 14.25% p.a. during a period of thirty months from the date of allotment. The first repayment of principal shall commence on April 30, 2024 and interest payment has started from August 31, 2023. Post 12 months from the allotment date, till the time amount payable to Blacksoil is at least INR 20 million, Company has the right (*but not the obligation*) to redeem any or all of the NCDs by paying all outstanding amounts. Any prepayment will attract premium of 2% on the amount being redeemed/prepaid. These NCDs have been secured against the first pari-passu charge over the movable fixed assets and current assets (both present and future).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This note provides a list of the significant accounting policies adopted in the preparation of this Restated Consolidated Summary Statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of consolidation

The Restated Consolidated Summary Statements comprise the restated consolidated summary statements of the Yatra Online Limited together with its subsidiaries (**"Group"**) as at March 31, 2023, March 31, 2022 and March 31, 2021. Comprise the financial statements of the Parent Company, its subsidiaries and joint venture.

A subsidiary is an entity controlled by the Group. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

Subsidiaries are fully consolidated from the date on which the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Where necessary, adjustments are made to the Restated consolidated summary statements of subsidiary to bring their accounting policies and accounting period in line with those used by the Group. All intra-group transactions, balances, income and expenses and cash flows are eliminated on consolidation.

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests in the net assets of consolidated subsidiary are identified separately from the Group's equity therein. Non-controlling interests consist of the amount of those interests at the date of the business combination and the non-controlling interests' share of changes in equity since that date.

Profit or loss and each component of other comprehensive income/ loss (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

Joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries.

The Group's investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in the joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the joint venture since the acquisition date. Restated Consolidated Summary Statement of Profit and Loss (including Other Comprehensive Income), reflects the Group's share of the results of operations of the joint venture.

In addition, when there has been a change recognised directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group.

At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss as 'Share of loss of a joint venture in the Restated Consolidated Summary Statement of Profit and Loss (including Other Comprehensive Income). When the Group's share of losses of a joint venture exceeds the Group's interest in that joint venture (which includes any long-term interests that, in substance, form part of the Group's net investment in the joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. At each reporting date, Group true-up its obligation to contribute towards the share of cumulative loss of the Joint venture, and reversal, if any, arising is recognised as the gain under 'Share of loss of a joint venture' in the Restated Consolidated Summary Statement of Profit and Loss.

Following subsidiary companies and joint venture have been considered in the preparation of the restated summary statements:

Name of the entity	Relationship	Country of incorporation	% of Holding and voting power either directly or indirectly through subsidiary as at			
			March 31, 2023	**March 31, 2022**	**March 31, 2021**	Principal activities
TSI Yatra Private Limited	Wholly owned subsidiary	India	100%	100%	100%	Air travel services
Yatra Corporate Hotel Solutions Private Limited	Wholly owned subsidiary	India	100%	100%	100%	Hotel services
Yatra Hotel Solutions Private Limited	Wholly owned subsidiary	India	100%	100%	100%	Hotel services
Yatra TG Stays Private Limited	Wholly owned subsidiary	India	100%	100%	100%	Hotel services
Yatra For Business Pvt. Ltd. (formerly known as Air Travel Bureau Private Limited)	Wholly owned subsidiary	India	100%	100%	100%	Air travel services
Travel.Co.In Private Limited	Wholly owned subsidiary	India	100%	100%	100%	Air travel services
Yatra Online Freight Services Private Limited ("Yatra Freight")*	Wholly owned subsidiary	India	100%	100%	100%	Freight forwarding services
Yatra Middle East L.L.C-FZ**	Wholly owned subsidiary	United Arab Emirates	100%	-	-	Computer programming, consultancy and related activities
Adventure and Nature Network Private Limited	Joint venture	India	50%	50%	50%	Tour and travel services

** On August 5, 2020, Yatra Online Freight Services Private Limited was incorporated with principal activity of Freight forwarding services. Yatra Online Limited (formerly known as Yatra Online Private Limited) (the "Parent Company'), through its subsidiary, Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) holds all of the outstanding shares of Yatra Online Freight Services Private Limited.*

*** On February 9, 2023, Yatra Middle East L.L.C-FZ was incorporated with principal activity of computer programming, consultancy and related activities.*

Basis of measurement

The Restated Consolidated Summary Statements have been prepared on the accrual and going concern basis, and the historical cost convention except where the Ind AS requires a different accounting treatment

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

- In the principal market for the asset or liability, or
- In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3 — inputs for the asset or liability that are not based on observable market data (unobservable inputs).

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Current versus non-current classification

The Group presents assets and liabilities in the Restated Consolidated Summary Statement of Assets and Liabilities based on current/non-current classification. An asset is current when it is:

- Expected to be realised or intended to be sold or consumed in the normal operating cycle
- Held primarily for the purpose of trading
- Expected to be realised within twelve months after the reporting period or
- Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

- It is expected to be settled in the normal operating cycle
- It is held primarily for the purpose of trading
- It is due to be settled within twelve months after the reporting period Or
- There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

The operating cycle is the time between the acquisition of assets for processing and their realisation in cash and cash equivalents. The Group has identified twelve months as its operating cycle

Other Significant Accounting Policies

Property, plant and equipment ('PPE')

An item is recognised as an asset, if and only if, it is probable that the future economic benefits associated with the item will flow to the Group and its cost can be measured reliably. PPE are initially recognised at cost. The initial cost of PPE comprises purchase price (including non-refundable duties and taxes but excluding any trade discounts and rebates), borrowing costs if capitalization criteria are met and directly attributable cost of bringing the asset to its working condition for the intended use.

Subsequent costs are included in the asset's carrying amount or recognised as separate assets, as appropriate, only when it is probable that the future economic benefits associated with expenditure will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to restated consolidated summary statement of profit and loss at the time of incurrence.

Gains or losses arising from de-recognition of PPE are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the restated consolidated summary statement of profit and loss when the asset is derecognised.

Depreciation on PPE is calculated on a straight-line basis using the rates arrived at based on the useful lives estimated by the management. The Group has used the following useful lives to provide depreciation on its PPE.

Particulars	**Years**
Computers and peripherals	3
Office equipment	5
Furniture and fixtures	5
Vehicles	3 – 7 years

The useful lives, residual values and depreciation method of PPE are reviewed, and adjusted appropriately, at-least as at each reporting date so as to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from these assets. The effects of any change in the estimated useful lives, residual values and / or depreciation method are accounted prospectively, and accordingly the depreciation is calculated over the PPE's remaining revised useful life. The cost and the accumulated depreciation for PPE sold, scrapped, retired or otherwise disposed off are derecognised from the restated consolidated summary statement of assets and liabilities and the resulting gains / (losses) are included in the statement of profit and loss within other expenses / other income. The management basis its past experience and technical assessment has estimated the useful life, which is at variance with the life prescribed in Part C of Schedule II of the Companies Act, 2013 and has accordingly, depreciated the assets over such useful life.

Intangible assets

Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be measured reliably.

Intangible assets are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets, excluding capitalised development costs, are not capitalized and expenditure is reflected in the Restated Consolidated Summary Statement of Profit and Loss in the year in which the expenditure is incurred.

Intangible assets are amortized on a straight-line basis over the estimated useful economic life. The Group amortizes the intangible asset over the best estimate of its useful life. Such intangible assets and intangible assets not yet available for use are tested for impairment annually, either individually or at the cash-generating unit level. All other intangible assets are assessed for impairment whenever there is an indication that the intangible asset may be impaired

The amortization period and the amortization method are reviewed at least at each financial year end. If the expected useful life of the asset is significantly different from previous estimates, the amortization period is changed accordingly. If there has been a significant change in the expected pattern of economic benefits from the

asset, the amortization method is changed to reflect the changed pattern. Such changes are accounted for in accordance with Ind AS 8 - *Accounting Policies, Changes in Accounting Estimates and Errors.*

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the Restated Consolidated Summary Statement of Profit and Loss when the asset is derecognised.

Research and development costs

Research costs are expensed as incurred. Development expenditure incurred on an individual project is recognised as an intangible asset when the Group can demonstrate all the following:

- The technical feasibility of completing the intangible asset so that it will be available for use or sale
- Its intention to complete the asset
- Its ability to use or sell the asset
- How the asset will generate future economic benefits
- The availability of adequate resources to complete the development and to use or sell the asset.
- The ability to measure reliably the expenditure attributable to the intangible asset during development.

Intangible assets are amortized as below:

Non-compete agreements	6.5 years
Intellectual property rights	3 years
Computer software and websites	3 to 10 years or license period, whichever is shorter
Customer relationships	4 to 15 years

During the year ended March 31, 2021, the Group has re-estimated the useful life of the following intangible assets and accounted for the impact of such change on prospective basis:-

Customer relationships	4-10 years

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually or when there are indicators that an asset may be impaired, for impairment. Assets that are subject to depreciation and amortization are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or when annual impairment testing for an asset is required. Such circumstances include, though are not limited to, significant or sustained decline in revenues or earnings and material adverse changes in the economic environment.

Impairment test for goodwill is performed at the level of each CGU or groups of CGUs expected to benefit from acquisition-related synergies and represent the lowest level within the entity at which the goodwill is monitored for internal management purposes and which is not higher than the Group's operating segment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Fair value less costs to sell is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, less the costs of disposal. Impairment

losses, if any, are recognised in the Restated Consolidated Summary Statement of Profit and Loss as a component of depreciation and amortization expense.

An impairment loss in respect of goodwill is not reversed. For assets excluding goodwill, an assessment is made annually to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the assets or CGU's recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the statement of profit or loss.

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i) **Right-of-use assets**

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:-

- Buildings 3 to 9 years
- Others 3 to 5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section (e) Impairment of non-financial assets.

(ii) Lease Liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

(iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Borrowing cost

Borrowing cost includes interest and amortization of ancillary costs incurred in connection with the arrangement of borrowings.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period they occur.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, at fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are 'solely payments of principal and interest (SPPI)' on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

- Financial assets at amortized cost (debt instruments)
- Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
- Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
- Financial assets at fair value through profit or loss

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

- The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired

The Group's financial assets at amortized cost includes trade receivables, term deposits, security deposits and employee loans.

Financial assets at fair value through OCI (debt instruments)

The Group measures debt instruments at fair value through OCI if both of the following conditions are met:

- The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and,

- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity for the issuer under "*IND AS 32 Financial Instruments: Presentation*" and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value.

Financial assets (debt instruments) with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group's consolidated statement of financial position) when:

The rights to receive cash flows from the asset have expired, or

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass- through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets

The Group recognized an allowance for expected credit losses (ECLs) for all instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings or payables, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group's financial liabilities include trade and other payables, interest-bearing borrowings including bank overdrafts and share warrants.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Loans and borrowing

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included as finance costs in the statement of profit or loss and other comprehensive loss. This category applies to interest-bearing borrowings, trade and other payables.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the restated consolidated summary statement of Assets and liabilities if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

Fair value measurement

The Group measures financial instruments, at fair value such as warrants etc. at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

- In the principal market for the asset or liability or
- In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3 — inputs for the asset or liability that are not based on observable market data (unobservable inputs).

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based

on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Revenue recognition

The Group generates its revenue from contracts with customers. The Group recognize its revenue when it satisfies a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that the Group expect to receive in exchange for those services. When the Group act as an agent in the transaction under Ind AS 115, the Group recognize revenue only for our commission on the arrangement. The Group has concluded that it is acting as agent in case of sale of airline tickets, hotel bookings, sale of rail and bus tickets as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveller and as principal in case of sale of holiday packages since the Group controls the services before such services are transferred to the traveller.

The Group provides travel products and services to agents and leisure customers (B2C—Business to Consumer), and B2B2C (Business to Business to Consumer) travel agents in India and abroad. The revenue from rendering these services is recognised in the Restated Consolidated Summary Statement of Profit and Loss (including Other Comprehensive Income) once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of completion of outbound and inbound tours and packages.

Air Ticketing

The Group receives commissions or service fees/ incentive from the travel supplier/ bank and/or traveling customers. Revenue from the sale of airline tickets is recognised as an agent on a net commission earned basis. Revenue from service fee is recognised on earned basis. Both the performance obligations are satisfied on issuance of airline ticket to the traveller. The Group records an allowance for cancellations at the time of the transaction based on historical experience and restrict revenue recognition only to the extent that it is highly probable that a significant reversal of revenue will not occur in future periods.

Incentives related to airlines are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any cumulative revenue will not occur.

The Group receives upfront fee from Global Distribution System ("GDS") providers for facilitating the booking of airline tickets on its website or other distribution channels to travel agents for using their system. The upfront fees are recognised as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement, in both cases using such GDS platforms, and the balance amount is recognized as deferred revenue under contract liabilities.

The Group earns incentives from airlines if specific targets are achieved over a period of time. Such incentives are treated as variable consideration and the Group estimates the amount of consideration to which it will be entitled in exchange for services at the contract inception date and at each reporting date using either the most likely amount method or the expected value method, depending on which method the Group expects to better predict the amount of consideration to which it will be entitled. The most likely amount is used for those contracts with a single volume threshold, while the expected value method is used for those with more than one volume threshold. The Group includes estimated variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Hotels and Packages

Revenue from hotel reservation is recognised as an agent on a net commission earned basis. Revenue from service fee from customer is recognised on earned basis. Both the performance obligations are satisfied on the date of hotel booking. The Group records an allowance for cancellations at the time of booking on this revenue based on

historical experience and restrict revenue recognition only to the extent that it is highly probable that a significant reversal of revenue will not occur in future periods.

Revenue from packages is accounted for on a gross basis as the Group controls the services before such services are transferred to the traveller and is determined to be the primary obligor in the arrangement. The Group recognises revenue from such packages on the date of completion of outbound and inbound tours and packages. Cost of delivering such services includes cost of hotels, airlines and package services and is disclosed as service cost.

Other Services

Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and revenue from freight forwarding services. Revenue from the sale of rail and bus tickets is recognised as an agent on a net commission earned basis on the date of booking ticket, net of allowance for cancellations at the time of the transaction based on historical experience. Revenue related to freight forwarding services is recognised at the time of departure of the cargo at the origin in case of exports. In case of Imports, revenue is recognised on the basis of arrival dates. The Group acts as an agent, accordingly, recognizes revenue only for commission on the arrangement.

Others

Income from other source, primarily comprising advertising revenue, revenue from sale of coupons & vouchers and fees for facilitating website access to travel insurance companies are being recognised as the services are being performed as per the terms of the contracts with respective suppliers.

Revenue is recognised net of allowances for cancellations, refunds during the period and taxes.

The Group provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group's services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred and is recognized as revenue when the Group fulfils its obligations to supply the products/services under the terms of the program.

The Group incurs certain marketing and sales promotion expenses and recorded the same as reduction in revenue. This includes the cost for upfront cash incentives to the end users and select loyalty programs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms.

Contract balances

Contract assets

A contract asset is recognized for the right to consideration in exchange for services transferred to the customer if receipt of such consideration is conditional on completion of further activities/ services, i.e., the Group does not have an unconditional right to receive consideration.

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is the obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers services to the customer, a contract liability is recognised when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract.

Others

(i) Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions have been complied with or will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset.

The Group has assessed and determined to present grants as other income in the Restated Consolidated Summary Statement of Profit and Loss (including other comprehensive Income).

(ii) Interest income

Interest income comprises income on term deposits. Interest income is recognised as it accrues in the Restated Consolidated Summary Statement of Profit and Loss (including other comprehensive income), using the effective interest rate method (EIR).

Foreign currency transactions

The Restated consolidated summary statement are presented in Indian Rupees which is the functional and presentation currency of the Group.

Transactions in foreign currencies are initially recorded by the Group's entities at their respective functional currency spot rates at the date the transactions first qualify for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in the restated consolidated summary statement of Profit and Loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognised in OCI or profit or loss are also recognised in OCI or profit or loss, respectively)

Employee benefits

The Group's employee benefits mainly include wages, salaries, bonuses, defined contribution to plans, defined benefit plans, compensated absences and share-based payments. The employee benefits are recognised in the year in which the associated services are rendered by the Group's employees.

a. Defined contribution plans

The contributions to defined contribution plans are recognised in Restated Consolidated Summary Statement of Profit and Loss as and when the services are rendered by employees. The Group has no further obligations under these plans beyond its periodic contributions.

b. Defined benefit plans

In accordance with the local laws and regulations, all the employees in India are entitled for the Gratuity plan. The said plan requires a lump-sum payment to eligible employees (meeting the required vesting service condition) at retirement or termination of employment, based on a pre-defined formula. The Group provides for the liability towards the said plans on the basis of actuarial valuation carried out as at the reporting date, by an independent qualified actuary using the projected unit-credit method. The obligation towards the said benefits is recognised in the Restated Consolidated Summary Statement of Assets and Liabilities, at the present value of the defined benefit obligations less the fair value of plan assets (being the funded portion). The present value of the said obligation is determined by discounting the estimated future cash outflows, using interest rates of government bonds. The interest income / (expense) are calculated by applying the above-mentioned discount rate to the plan assets and defined benefit obligations liability. The net interest

income / (expense) on the net defined benefit liability is recognised in the Restated Consolidated Summary Statement of Profit and Loss. However, the related re-measurements of the net defined benefit liability are recognised directly in the other comprehensive income in the period in which they arise. The said re-measurements comprise of actuarial gains and losses (arising from experience adjustments and changes in actuarial assumptions), the return on plan assets (excluding interest). Re-measurements are not re-classified to the Restated Consolidated Summary Statement of Profit and Loss in any of the subsequent periods.

c. **Share-based payments**

The Group operates equity-settled, employee share-based compensation plans, under which the Group receives services from employees as consideration for stock options towards shares of the ultimate holding company. In case of equity-settled awards, the fair value is recognised as an expense in the Restated Consolidated Summary Statement of Profit and Loss within employee benefits as employee share-based payment expenses, with a corresponding increase in share-based payment reserve (a component of equity). The total amount so expensed is determined by reference to the grant date fair value of the stock options granted, which includes the impact of any market performance conditions and non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions. However, the non-market performance vesting and service conditions are considered in the assumption as to the number of options that are expected to vest. The forfeitures are estimated at the time of grant and reduce the said expense ratably over the vesting period. The expense so determined is recognised over the requisite vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. As at each reporting date, the Group revises its estimates of the number of options that are expected to vest, if required. It recognises the impact of any revision to original estimates in the period of change. Accordingly, no expense is recognised for awards that do not ultimately vest, except for which vesting is conditional upon a market performance / non-vesting condition. These are treated as vesting irrespective of whether or not the market / non-vesting condition is satisfied, provided that service conditions and all other nonmarket performance are satisfied. Where the terms of an award are modified, in addition to the expense pertaining to the original award, an incremental expense is recognised for any modification that results in additional fair value, or is otherwise beneficial to the employee as measured at the date of modification.

The share-based payment expenses is recharged to the Company, which is adjusted against Deemed capital contribution by ultimate holding company.

Income taxes

The income tax expense comprises of current and deferred income tax. Income tax is recognised in the Restated Consolidated Summary Statement of Profit and Loss, except to the extent that it relates to items recognised in the other comprehensive income or directly in equity, in which case the related income tax is also recognised accordingly.

a. **Current tax**

The current tax is calculated on the basis of the tax rates, laws and regulations, which have been enacted or substantively enacted as at the reporting date. The payment made in excess / (shortfall) of the Group's income tax obligation for the period are recognised in the Restated Consolidated Summary Statement of Assets and Liabilities as current income tax assets / liabilities. Any interest, related to accrued liabilities for potential tax assessments are not included in Income tax charge or (credit), but are rather recognised within finance costs.

b. **Deferred tax**

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

- When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss
- In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss
- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognised outside Restated Consolidated Summary Statement of Profit and Loss are recognised outside profit or loss. Deferred tax items are recognised, in correlation to the underlying transaction either in other comprehensive income/loss or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority.

Minimum Alternative Tax ('MAT') paid in a year is charged to the statement of profit and loss as current tax for the year. The deferred tax asset is recognised for MAT credit available only to the extent that it is probable that the concerned company will pay normal income tax during the specified period, i.e., the period for which MAT credit is allowed to be carried forward. In the year in which the company recognizes MAT credit as an asset, it is created by way of credit to the statement of profit and loss and shown as part of deferred tax asset. The company reviews the "MAT credit entitlement" asset at each reporting date and writes down the asset to the extent that it is no longer probable that it will pay normal tax during the specified period.

Income tax assets and liabilities are off-set against each other and the resultant net amount is presented in the Restated Consolidated Summary Statement of Assets and Liabilities, if and only when, (a) the Group currently has a legally enforceable right to set-off the current income tax assets and liabilities, and (b) when it relates to income tax levied by the same taxation authority and where there is an intention to settle the current income tax balances on net basis.

Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. The weighted average number of equity shares outstanding during the period is the number of equity shares outstanding is adjusted for share split that have changed the number of equity shares outstanding, without a corresponding change in resources.

For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

Provisions

A provision is recognised when the Group has a present obligation as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

These estimates are reviewed at each reporting date and adjusted to reflect the current best estimates.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the Restated Consolidated Summary Statement of Profit and Loss net of any reimbursement

Contingent liabilities

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognised because it cannot be measured reliably.

Cash and cash equivalents

Cash and cash equivalents for the purposes of cash flow statement comprise cash at bank and in hand and short-term investments with an original maturity of three months or less (that are readily convertible to known amounts of cash and cash equivalents and subject to an insignificant risk of changes in value). However, for the purpose of the Consolidated Statement of Cash Flows, in addition to above items, any bank overdrafts / cash credits that are integral part of the Group's cash management, are also included as a component of cash and cash equivalents.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value. Acquisition-related costs are expensed as incurred in Restated Consolidated Summary Statement of Profit and Loss.

When the Group acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for Non-controlling Interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the Group reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in OCI and accumulated in equity as capital reserve. However, if there is no clear evidence of bargain purchase, the entity recognizes the gain directly in equity as capital reserve, without routing the same through OCI.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each

of the Group's Cash Generating Units (CGUs) (refer to note 2) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Exceptional items

Exceptional items refer to items of income or expense within the Restated Consolidated Summary Statement of Profit and Loss that are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance for the period

Significant accounting estimates and assumptions

The estimates used in the preparation of the said restated consolidated summary statement are continuously evaluated by the Group, and are based on historical experience and various other assumptions and factors (including expectations of future events), that the Group believes to be reasonable under the existing circumstances. The said estimates are based on the facts and events, that existed as at the reporting date, or that occurred after that date but provide additional evidence about conditions existing as at the reporting date. Although the Group regularly assesses these estimates, actual results could differ materially from these estimates - even if the assumptions underlying such estimates were reasonable when made, if these results differ from historical experience or other assumptions do not turn out to be substantially accurate. The changes in estimates are recognised in the restated consolidated summary statement in the period in which they become known.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Actual results could differ from these estimates.

a) Impairment reviews
b) Measurement of Expected Credit Loss (ECL) for uncollectible trade receivables and contract assets
c) Loyalty programs
d) Taxes
e) Defined benefit plans
f) Estimating the incremental borrowing rate
g) Useful life of Intangible assets
h) Recognition of variable consideration incentives pertaining to air ticketing

CAPITALISATION STATEMENT

The following table sets forth our Company's capitalization as at March 31, 2023, derived from Restated Consolidated Summary Statements, and as adjusted for the Offer. This table should be read in conjunction with the sections titled "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and "*Risk Factors*" on pages 477 and 31, respectively.

(*INR in million except percentages*)

Particulars	Pre-Offer as at March 31, 2023	As adjusted for the Offer
Total borrowings		
- Non-current borrowings (A)	239.96	[●]
- Current borrowings (B)	1,290.78	
Total Borrowings (A+B)	1,530.74	[●]
Equity		
- Equity Share capital	114.52	[●]
- Other equity	1,580.71	[●]
Total Equity (C)	1,695.23	[●]
Debt equity ratio ((A+B)/C)	0.90	[●]

Notes:

1) *The corresponding post Offer capitalization data for each of the amounts given in the above table is not determinable at this stage pending the completion of the Book Building process and hence the same have not been provided in the above statement.*
2) *The above has been computed on the basis of amounts derived from Restated Consolidated Summary Statement of Assets and Liabilities of the Company as on March 31, 2023.*
   The Company is proposing to have public issue of shares comprising of Offer for Sale by the Selling Shareholders and issue of new Equity Shares.

FINANCIAL INDEBTEDNESS

Our Company avails loans in the ordinary course of business for purposes such as, *inter alia,* meeting its working capital requirements, matching short term cash flows mismatches in working capital requirements, and for general corporate purposes. Our Company has obtained the necessary consents required under the relevant loan documentation for undertaking activities in relation to the Offer, such as, *inter alia*, effecting a change in our shareholding pattern, change in the management of our board and change in our capital structure in connection with or post the Offer. For details regarding the resolution passed by our Shareholders on March 22, 2023 authorizing the borrowing powers of our Board, see "*Our Management –Borrowing Powers*" and on page 382.

Set forth below is a brief summary of aggregated outstanding borrowings of our Company as on July 31, 2023:

Category of borrowing	Sanctioned amount	Outstanding amount as on July 31, 2023^	Provider Name
	(in ₹ million)	(in ₹ million)	
Yatra Online Limieted			
Secured			
Invoice Discounting (Fund Based)	751.00	664.57	Axis Bank, IDFC First Bank and Federal bank
Bank Guarantee (Non Fund Based)	350.00	62.03	ICICI Bank and IDFC First bank
Auto Loan (Non Fund Based)	28.90	25.99	Axis Bank, ICICI Bank, BMW Financial Services
Unsecured			
Debentures (Non-Convertible)	495.00	495.00	Bennett Coleman and Co. Ltd. and Blacksoil Capital Private Limited and Blacksoil India Credit Fund
Total (A)	**1,624.90**	**1,247.59**	
Subsidiaries			
Secured			
Invoice Discounting (Fund Based)	951.00	568.05	Axis Bank, IDFC First Bank and Federal Bank
Bank Guarantee (Non Fund Based)	100.17	42.17	ICICI bank
Auto Loan (Non Fund Based)	6.76	5.32	ICICI and Axis bank
Debentures (Non-Convertible)	150.00	89.25	NP1 Capital Trust
Total (B)	**1,207.94**	**704.79**	
Total (A)+(B)	**2,832.84**	**1,952.38**	

^As certified by Pawan Shubham & Co., by way of certificate dated September 8, 2023.

Principal terms of the facilities sanctioned to our Company:

The details provided below are indicative and there may be additional terms, conditions and requirements under the various borrowing arrangements entered into by our Company

1. ***Interest:*** In terms of the facilities availed by us, the interest rate is typically the base rate of a specified lender and spread per annum, subject to a minimum interest rate. The spread varies between different facilities. The interest rate for the facilities availed by our Company and Subsidiary typically ranges from 9% to 11% per annum.

The interest rate on the Non-Convertible Debentures (NCD) issued to Bennett Coleman and Co. Ltd is 10% simple interest which is payable on the maturity date.

The coupon rate with respect to the NCDs issued to Blacksoil Capital Private Limited and Blacksoil India Credit Fund (acting through its investment manager Blacksoil Asset Management Private Limited) (hereinafter collectively referred to as **"Blacksoil"**) is 14.25% of the outstanding debenture subscription amount, which shall be payable monthly whereas the coupon rate with respect to the NCDs issued to NPI Capital Trust by YOFS is a monthly coupon of 14% per annum, calculated on the monthly outstanding debenture subscription amount as well as a quarterly coupon of ₹ 9.6 million which shall be payable in eight equal instalments of ₹ 1.2 million each.

2. ***Tenor:*** The working capital facilities availed by our Company and Subsidiary are typically available for a period of 12 months, while the tenor for some of their sub-limits could be lesser. The tenor for the NCDs issued to Bennett Coleman and Co. Ltd is five years from the date of allotment, subject to the terms and conditions mentioned therein. The tenor for the NCDs issued to NPI Capital Trust is 2 years from the date of allotment and the tenor for the NCDs issued to Blacksoil is 30 months from the date of allotment.

3. ***Security:*** In terms of the working capital facilities i.e. the borrowings where security needs to be created, we are typically required to, *inter alia:*

a) Create exclusive charge on our cash margin account
b) Create exclusive charge on the fixed deposit held under lien maintained

The NCDs issued to Bennet Coleman and Co. Ltd are unsecured.

In relation to the NCDs issued to Blacksoil and NPI Capital Trust, we were required to, *inter alia*:

a) Create a first-ranking pari-passu charge on our existing and future current assets, non-current assets, fixed assets and intangible asets
b) Create a first ranking pari-passu charge on the debenture redemption reserve
c) provide a non-disposal undertaking for the non-disposal of the equity shares held by us in our Subsidiaries

In addition, the Company was required to execute a corporate guarantee for the NCDs issued NPI Capital Trust.

Please note that the abovementioned list is indicative and there may be additional requirements for creation of security under the various borrowing arrangements entered into by us

4. ***Pre-payment:*** The terms of the working capital facilities availed by our Company and Subsidiary typically have prepayment provisions which allow for pre-payment of the outstanding loan amount, subject to such prepayment penalties and such other conditions as laid down in the facility agreements, on giving notice from the concerned Banks. The prepayment is typically permitted subject to payment of a prepayment fee of 0.25% on the principal amount of the loan being prepaid provided that the Banks receive notice of such prepayment at least 15 days prior to the date of proposed prepayment.

In relation to the NCDs issued NPI Capital Trust by YOFS, there is a lock-in requirement of 12 months from the date of allotment. Post the period of 12 months, YOFS will have the option of pre-payment subject to payment of a pre-payment premium of 2% of the amount being prepaid provided that a notice of 12 days is given to the debenture trustee and NPI Capital Trust.

5. ***Penal Interest:*** The terms of the working capital facilities availed by our Company and Subsidiary prescribe penalties for repayment instalment. The default interest payable is typically the documented benchmark, as applicable, plus 6%.

In the event our Company fails to redeem the NCDs issued to Bennet Coleman and Co. Ltd within 30 days from the date of allotment, Yatra Online, Inc. will be liable to make payment of the Redemption Amount (NCD subscription amount in addition with interest) within a period of 60 days from the date of allotment. In the event Yatra Online, Inc. also fails to make the payment, it will have to issue, such number of equity shares to the lender for an amount equivalent to the Redemption Amount, at price per share equal to the fair market value.

The default financial coupon for the NCDs issued to Blacksoil is 4% per month and the default coupon for material default, is 3% per annum on the outstanding redemption amount, subject to the terms and conditions prescribed in the debenture trust deed.

The penal interest for the NCDs issued to NPI Capital Trust is 2% per month.

6. ***Re-payment:*** The working capital facilities are typically repayable on demand. The NCDs are to be redeemed in accordance with the tenor stipulated in the Non-Convertible Subscription Agreement (hereinafter referred to as "**NCD Agreement**"), in case of Bennet Coleman and Co. Ltd, and the debenture trust deeds, entered by us in relation to the NCDs issued to Blacksoil and NPI Capital Trust (hereinafter referred to as "**DTDs**").

7. ***Events of Default:*** Borrowing arrangements entered into by us with respect to the working capital facilities contain certain standard events of default, including, *inter alia:*

   a) Failure to promptly pay any amount now or hereafter to the banks as and when the same shall become due or payable;
   b) Any order being made or a resolution being passed for the winding up of our Company;
   c) The occurrence of any event which makes it unlawful for our Company or any person including the Bank to perform any of their respective obligations

   The NCD Agreement, similarly, contains the following standard events of default, *inter alia:*

   a) Failure to ensure that all the transactions of the Company with related parties take place on an arms-length basis
   b) Participating directly in any business that in any manner makes use of alcohol, tobacco, silk, leather, animal meat or has adapted animal tested or is associated with gambling.

   Additionally, the events of default included in the DTDs, include, amongst others:

   a) failure to pay/repay any monies which ought to have been paid in terms of the issue of the NCDs;
   b) failure to create, maintain or perfect any security to the satisfaction of the debenture trustee and the debenture holders;
   c) filing for backrupcty or insolvency; and
   d) ceasing to carry on our business without the consent of the debenture holders

8. ***Restrictive Covenants*:** The Borrowing arrangements entered into by us with respect to the working capital facilities contain restrictive covenants, including, inter alia, that our Company cannot without prior written consent or intimation:

   a) Effect any change in its ownership or management;
   b) Undertake any new business or operations or project or diversification, modernization or substantial expansion of any of its business;
   c) Effect any scheme of amalgamation or reconstruction including creation of any subsidiary or permit any company to become its subsidiary;
   d) Make any investment whether by way of loans or debentures or investments in share capital or otherwise, in any concern or provide any credit or give any guarantee, indemnity or similar assurance in any manner become directly, indirectly or contingently liable for or in connection with the obligation of any person other than itself;

e) Effect any change in its capital structure or constitutional documents; and
f) Undertake or permit any merger/ demerger, consolidation, compromise with its creditors or shareholders.

In accordance with the NCD Agreement, our Company cannot without prior written consent or intimation:

a) Merge with any other company, demerge any division, or in any way undergo any restructuring, including reduction of capital
b) Sell, license, assign or in any matter part with all or part of its rights to any of the brands currently owned by it or acquired by it in future
c) Amend the articles of association in a way which adversely affects the rights and obligations of the subscriber without its affirmative vote

Additionally, in accordance with the DTDs, we cannot without the prior written consent of the subscribers or the debenture trustee:

a) Effect any change in the capital structure;
b) Undertake any amendments to the constitution documents which affects the rights of the debenture holders or the debenture trustee;
c) Lend any amounts or issue any guarantees or letters of comfort or indemnity, by whatever name called, on behalf of any other person; and
d) Undertake or participate in any related party transactions which affects the security created in favour of the debenture holders.

This is an indicative list and there may be additional restrictive covenants under the various borrowing arrangements entered into by us. For details, see "*Risk Factors – We are required to comply with certain restrictive covenants under our financing agreements. Any noncompliance may lead to, amongst others, suspension of further drawdowns, which may adversely affect our business, results of operations, financial condition and cash flows*" on page [●].

SECTION VI: LEGAL AND OTHER INFORMATION

OUTSTANDING LITIGATION AND OTHER MATERIAL DEVELOPMENTS

Except as stated below there are no outstanding (i) criminal proceedings; (ii) actions by statutory or regulatory authorities; (iii) outstanding claims relating to direct and indirect taxes; and (iv) other pending litigation/arbitration proceedings as determined to be material by our Board pursuant to the materiality policy (as disclosed herein below) involving our Company, its Subsidiaries, its Directors and its Promoters as well as (v) litigation involving our Group Company which has a material impact on our Company. Further, except as stated in this section, there are no disciplinary actions including penalties imposed by SEBI or stock exchanges against our Promoters in the last five Financial Years including any outstanding action.

*For the purposes of (iv) above in terms of the materiality policy adopted by a resolution of our Board dated March 16, 2022 and August 31, 2023 ("**Materiality Policy**")*

Any pending litigation or arbitration proceedings (other than litigations mentioned in point (i) to (iii) above) involving our Company, Subsidiaries, Directors and Promoters shall be considered "material" for the purposes of disclosure in this Red Herring Prospectus, if:

(a) the aggregate monetary claim made by or against our Company, Subsidiaries, Directors and/or Promoters (individually or in aggregate), in any such pending litigation / arbitration proceeding is equal to or in excess of 1% of total income (on a consolidated basis) of the Company, in the most recently completed fiscal year as per the Restated Consolidated Summary Statements, which is ₹ 39.75 million; or

(b) any such litigation wherein a monetary liability is not quantifiable, or which does not fulfil the threshold as specified in (a) above, but the outcome of which could, nonetheless, have a material adverse effect on the business, operations, performance, prospects, financial position, or reputation of the Company.

have been considered "material" and accordingly have been disclosed in this Red Herring Prospectus.

*For the purposes of the above, pre-litigation notices received by the Company, Subsidiaries, Directors, Promoters or a Group Company (collectively the "**Relevant Parties**") from third parties (excluding those notices issued by statutory/regulatory/tax authorities or notices threatening criminal action) shall, unless otherwise decided by the Board of Directors, not be considered a material litigation until such time that the Relevant Party is impleaded as a defendant in proceedings before any judicial / arbitral forum.*

Further, in accordance with the Materiality Policy, our Company has considered such creditors 'material' to whom the amount due is equal to or in excess of 5% of the total consolidated trade payables of our Company as of the end of the latest period included in the Restated Consolidated Summary Statements. The consolidated trade payables of our Company as on March 31, 2023 was ₹ 1,385.07 million. Accordingly, a creditor has been considered 'material' if the amount due to such creditor exceeds ₹ 69.25 million as on March 31, 2023.

Unless stated to the contrary, the information provided below is as of the date of this Red Herring Prospectus. All terms defined in a particular litigation disclosure below are for that particular litigation only.

Litigation involving our Company

Litigation against our Company

A. *Outstanding criminal proceedings*

1. Sachin Ratanshi Shah (the "**Complainant**") filed a criminal complaint in the court of JT C.J.J.D and J.M.F, Ulhasnagar, Maharashtra (the "**JMF**") in October 2015, under sections 420, 406, 467, 468, 471 read with Section 34 of the IPC, against our Company, our Whole-time Director and Chief Executive Officer, Dhruv Shringi, three employees, as they were on the date of filing the complaint and Mr Salman Khan, the brand

ambassador of our Company, as on the date of filing of the complaint (the "**Accused Persons**"), claiming that our Company had made false and "bogus" misrepresentations on various mediums of advertisement to promote their Yatra Europe Super Saver Tour Package which attracted the Complainant to purchase the package for an aggregate sum of ₹ 0.32 million. The Complainant alleged that he suffered grave mental and emotional damage as a result of a failure on part of our Company to arrange the tour. The Complainant had issued legal notice dated June 24, 2015 to our Company and the accused employees to repay the amount, and pay the sum of ₹ 5 million toward physical and mental harassment to the couple and further return of their passport within fifteen days of the notice. A further complaint was lodged with the Commissioner of Police, Thane and other police authorities on June 24, 2015. Therefore, this complaint was brought to court. The matter is currently pending.

2. Sanjay Kumar (the "**Complainant**") filed an FIR at the Timarpur Police Station, North Delhi dated January 8, 2016, under sections 420 & 406 of the IPC for an amount of ₹ 68,400, against Rohit Kumar (the "**Accused**") alleging that the Accused has committed fraud by misrepresenting to the Complainant that he is an agent of our Company. Subsequently, a notice was issued under section 160 of the Code of Criminal Procedure, 1973 by the Office of Assistant Commissioner of Police, District Investigation Unit / North ("**DIU/North**") to our Company on January 9, 2016 to inform our Company that the FIR is being investigated and directing our Company to join the investigation before DIU/North, to which our Company has responded vide letter dated May 4, 2016, clarifying that Rohit Kumar is neither an agent nor affiliated with the Company in any way. The matter is currently pending.

B. Actions initiated by regulatory or statutory authorities

1. A Show Cause Notice was received by Manish Amin, as a director of the Company on the date of such notice, from the Regional Provident Fund Commissioner - II (the "**RPF Commissioner**"), under section 7A of the Employees Provident Fund and Miscellaneous Provisions Act, 1952 (the **"Act")** dated July 7, 2021, alleging that our Company has failed and neglected the payment of our provident fund dues of ₹ 136.74 million calculated on the basis of the expenses incurred by our Company in the financial years 2017-18 and 2018-19 (the "**Notice**"). Our Company responded to the Notice on July 14, 2021, by, *inter-alia,* giving a breakup of the cost capitalized during the financial year. Subsequently, one of our Directors, Dhruv Shringi, received a summons dated July 29, 2021, under section 7A of the Act, directing him to appear before the RPF Commissioner on August 11, 2021 for conducting enquiry and determining the amounts due from our Company. By way of order dated August 11, 2021, the RPF Commissioner ordered our Company to submit complete records to the Employees' Provident Fund Organization ("**EPFO**") before the next hearing, in response to which our Company submitted a counter-reply with respect to the report of the enforcement officer ("**Enforcement Officer**") stating that the assessment wrongly took into account the vendor's figures from the balance sheet and was thus, misplaced. Further, by way of order dated September 22, 2021, the RPF Commissioner directed the department to prepare a detailed note enumerating the records that need to be obtained from our Company. The Enforcement Officer, vide its report dated April 22, 2022 (the "**Report**"), directed the Company to additionally pay ₹ 22.73 million as liability towards the provident fund dues in respect of the 'special allowance' paid by the Company to its employees and workers ("**Special Allowance**"). Further, the Enforcement Officer recommended that a fresh notice be issued under section 7A of the Act, in accordance with the guidelines dated February 14, 2020 issued by the EPFO. Our Company responded to the Report on November 11, 2022, by submitting, *inter-alia,* that the Enforcement Officer had not prepared the Report in accordance with the relevant guidelines issued by EPFO and the inspection was not conducted as per guidelines issued by Ministry of Labour and Employment. Basis its submissions, our Company requested the RPF Commissioner to summon the beneficiaries and to be given an opportunity to cross-examine the Enforcement Officer as well as the complainant, if any. The matter is currently pending.

2. Our Company received a Show Cause Notice dated March 9, 2021 from the Central Consumer Protection Authority, New Delhi stating that the practice of our Company not refunding the amount in relation to the cancelled air tickets by us may amount to unfair trade practice and is violative of the Consumer Protection Act, 2019 (the "**Notice**"). Our Company replied to the Notice on April 14, 2021 stating that the primary onus of refund is on the airlines and it is merely a travel agent who is required to pass on the refund to the customer upon receipt of the same from the airlines. It further stated that it follows a pro-customer approach of initiating the refund process to the eligible customers after the same has been confirmed to the airlines and

the delay has occurred due to the refunds not being received by our Company from the respective airlines. Subsequently, a virtual hearing was held before the Central Consumer Protection Authority (the "**Authority**") on July 8, 2021, wherein our Company was asked to provide information regarding the nature of the numbers of bookings and amount involved, etc. Our Company provided the required information by way of email dated July 23, 2021. The Authority passed an order dated August 10, 2021 enlisting certain compliances to be followed by our Company, to which our Company submitted a compliance report via email dated September 3, 2021, providing a summary of the progress made in the refund process. The matter is currently pending.

3. Our Company received a notice dated March 3, 2020 from the Office of the Director General, CCI (the "**Director General**") under section 41 read with 36(2) of the Competition Act, 2002 (the "**Act**"), directing our Company to submit certain documents and information, while investigating a case relating to the online hotel booking industry in India. Our Company submitted its response vide letter dated March 17, 2020 providing the information and documents asked for, specifying that the information is being provided on a 'Strictly Confidential' basis under the Act. By way of order dated July 2, 2021, the Deputy Director General ordered that certain documents and information be treated as confidential, till three years after disposal of the case by the CCI. The matter is currently pending.

C. Outstanding material civil litigation

NIL

Litigation by our Company

A. *Outstanding criminal proceedings*

1. Our Company filed an application dated October 14, 2021, against Smita Kohli and Anil Kohli (the "**Respondents**") under section 340 of the Code of Criminal Procedure, 1973 (the "**Code**") for initiation of proceedings under section 195 of the Code for offences under sections 193, 34 and 120B of the IPC, before the Hon'ble Civil Judge, Senior Division, District Court, Gurugram for giving false evidence in an arbitral proceeding before the Hon'ble Sole Arbitrator Justice Rameshwar Singh Malik, with the aid of her alleged abettor and co-conspirator, Anil Kohli. During the course of the arbitral proceedings, it was alleged, that Smita Kohli, in her examination-in-chief, falsely claimed to have not read the contents of the counter-claim and statement of defence filed by the Respondents despite the statement of defence and counter-claim being filed with a duly-sworn affidavit on her behalf verifying the contents of the same. Our Company has, thus, prayed for an inquiry against the Respondents and to cause a complaint to be made before the magistrate of competent jurisdiction to initiate perjury proceedings against the Respondents. The matter is currently pending.

2. Our Company issued a legal notice dated March 26, 2021 (the "**Notice**"), to Yatraways (the "**Accused Person**"), alleging that the Accused Person has made unauthorised use of our Company's domain name and trademark. Our Company received no response to the said Notice. Subsequently, our Company filed a criminal complaint dated July 13, 2021, before the District Cyber Cell, Southwest District, Police Station: Vasant Kunj - North, New Delhi, disclosing information regarding the commission of offences of cheating, fraud and impersonation by Yatraways, a fraudulent website making unauthorised use of our Company's trademarks and domain names and requested the registration of an FIR in the matter, under sections 420, 406 and 486 of IPC, and other relevant provisions of Information Technology Act, 2000, Copyright Act, 1957, and the Trade Marks Act, 1999 (the "**Complaint**"). The matter is still pending.

3. 18 criminal complaints filed by our Company, for cheques which were dishonoured upon presentation, are pending before various judicial fora under Section 138 of the Negotiable Instruments Act, 1881. The aggregate amount involved in these matters is ₹ 62.79 million. These matters are currently pending.

B. *Outstanding material civil litigation*

1. Our Company has submitted a claim in respect of the corporate insolvency resolution process of Go Airlines (India) Limited ("**Go Air**") to the tune of ₹ 49.19 million, along with other supporting documents dated May 24, 2023 to Abhilash Lal, the interim resolution professional for Go Air. Further, in response to email dated July 18, 2023, from Shailendra Ajmera, the resolution professional of Go Air, our Company submitted claim break up details vide emails dated July 20, 2023 and July 25, 2023 wherein an additional claim to the tune of ₹ 36.78 million was also submitted. The matter is currently pending.

2. Our Company had submitted a claim in respect of the corporate insolvency resolution process in the case of Jet Airways (India) Limited ("**Jet Airways**") to the tune of ₹ 255.10 million along with other supporting documents dated August 24, 2019 to Ashish Chhawchharia, the Interim Resolution Professional for Jet Airways. By way of order dated June 22, 2021, the Hon'ble National Company Law Tribunal, Mumbai Bench allowed the application filed by the Resolution Professional under section 30(6) of the Insolvency and Bankruptcy Code, 2016 and approved the Resolution Plan submitted by the consortium of Mr Murarilal Jalan and Mr Florian Fritsch, approving our Company's claim to the extent of ₹ 15,000. The matter is currently pending

Litigation involving our Subsidiaries

Litigation against our Subsidiaries

Litigation against TG Stays

A. *Outstanding criminal proceedings*

1. Ratan Singh Rathore, Vigilance Officer, Rajasthan Tourism Development Corporation (the "**Corporation**") - Head Quarter, Jaipur (the "**Complainant**") filed an FIR dated January 4, 2019, before the Station House Officer, Vidhyakpuri Police Station, Jaipur, under sections 420 and 120B of the Indian Penal Code, 1860 along with section 66D of the Information Technology Act, 2000, against TG Stays (*formerly known as D. V. Travels Guru Private Limited*) (the "**Company**") and others, for displaying incorrect tariff amounts for rooms of hotels/motels of the Corporation on their websites. The matter is currently pending.

B. *Actions initiated by regulatory or statutory authorities*

NIL

C. *Outstanding material civil litigation*

NIL

Litigation against TSI

A. *Outstanding criminal proceedings*

1. Abdul Rehman Khan (the "**Complainant"**) filed a criminal complaint before the Additional Chief Metropolitan Magistrate, Bengaluru City, Karnataka (the "**ACMM**"), in May 2014, under sections 190, 200 read with section 156(3) of the Code of Criminal Procedure ("**CrPC**"), against TSI (the "**Company**"), Akash Poddar, one of its Chief Executive Officers as on the date of filing of the complaint, three employees of the Company, as on the date of filing of the complaint, along with two police persons, HK Mahanand and Dhananjaya (the "**Accused Persons**"), alleging that the accused persons conjoined together and conspired to cause wrongful losses to the complainant to the tune of ₹ 1.46 million and that H.K Mahanand and Dhananjaya helped and assisted the Company and three of its employees in making a wrongful gain to themselves by forcibly obtaining four cheques from the Complaint (the "**Complaint**"). The Complainant has alleged that all accused persons have committed offences under sections 120-B, 417, 419, 420, 467, 468, 469 and 471 of the Indian Penal Code, 1860 (the "**IPC**"). A case was filed by the Halsuru Police Station under Crime No. 350/2014 against the Accused Persons. On completion of the investigation the

Halsuru police submitted 'B' report, which was rejected by the ACMM, vide order dated May 29, 2014. The ACMM, pursuant to the same order, took cognizance of the offences and ordered summons to be issued to the Accused Persons. Accordingly, summons were issued to Sanjeev Gupta, Chief Financial Manager of the Company by the ACMM on February 25, 2020 directing his presence before the ACMM on April 18, 2020. The matter is currently pending.

2. Abdul Rehman Khan (the "**Complainant**") has filed a petition before the Delhi High Court for the quashing of the criminal case number 56900/2016 filed by TSI under section 138 of the Negotiable Instruments Act, 1881 against the Complainant for dishonour of cheques amounting to ₹ 0.35 million. The petition was dismissed in default vide order dated January 8, 2019 due to non-appearance of the Complainant. The Complainant filed a criminal miscellaneous application before the High Court of New Delhi at New Delhi (the "**Court**") against TSI dated January 10, 2019, for setting aside order dated January 8, 2019, and for restoration of criminal miscellaneous case no. 72 of 2018. Pursuant to an order of the Delhi High Court dated February 25, 2019, the petition was restored at its original number. The matter is currently pending.

B. Actions initiated by regulatory or statutory authorities

NIL

C. Outstanding material civil litigation

1. Pursuant to the order dated March 9, 2021, corporate insolvency resolution process was initiated against Ezeego One Travel and Tours Limited ("**Ezeego**") under the Insolvency and Bankruptcy Code, 2016 (the "**IBC**") and Gaurav Ashok Adukia, was appointed as the resolution professional ("**Resolution Professional**"). Ezeego One Travel and Tours Limited ("**Ezeego**") filed a demand notice against TSI (the "**Company**") on November 30, 2021 demanding payment of an unpaid operational debt of ₹ 148.69 million under the Insolvency and Bankruptcy Code, 2016 (the "**IBC**"). Our Company replied to the demand notice on December 10, 2021 submitting that the amount claimed by Ezeego was contrary to the records and documents and that as per its ledger/ statement of accounts, ₹ 40.32 million is due and payable by the Company. Subsequently, a Company Petition was filed in January 2022 under Section 9 of the IBC by Gaurav Ashok Adukia, Resolution Professional of Ezeego before the National Company Law Tribunal, New Delhi ("**Tribunal**") seeking initiation of the corporate insolvency resolution process of TSI for a default amounting to ₹ 219.77 million (the interest payable is included). An attempt to reach a settlement in the matter has failed. The matter is currently pending.

Litigation against YHS

A. Outstanding criminal proceedings

NIL

B. Actions initiated by regulatory or statutory authorities

NIL

C. Outstanding material civil litigation

NIL

Litigation against YFB

A. Outstanding criminal proceedings

NIL

B. Actions initiated by regulatory or statutory authorities

NIL

C. Outstanding material civil litigation

NIL

Litigation against YCHSL

A. Outstanding criminal proceedings

NIL

B. Actions initiated by regulatory or statutory authorities

NIL

C. Outstanding material civil litigation

NIL

Litigation against TCIL

A. Outstanding criminal proceedings

NIL

B. Actions initiated by regulatory or statutory authorities

NIL

C. Outstanding material civil litigation

NIL

Litigation against YOFS

A. Outstanding criminal proceedings

NIL

B. Actions initiated by regulatory or statutory authorities

NIL

C. Outstanding material civil litigation

NIL

Litigation against YME

A. Outstanding criminal proceedings

NIL

B. Actions initiated by regulatory or statutory authorities

NIL

C. Outstanding material civil litigation

NIL

Litigation by our Subsidiaries

Litigation by TSI

A. Outstanding criminal proceedings

1. TSI (the "**Company**") had filed a complaint to the Commissioner of Police, Pune City for filing an FIR on April 27, 2013. Subsequently, pursuant to the police not registering the First Information Report ("**FIR**"), our Company filed a criminal complaint before the Judicial Magistrate First Class, No. 3, Pune (the "**JMFC**"), in October 2013, under section 156(3) of the Code of Criminal Procedure ("**CrPC**"), against an employee of our Company, Syed Kirdar Abbas Zaidi, Senior Sales Manager, Pune Branch (the "**Accused Person**"), praying for the registration of a First Information Report ("**FIR**") under sections 406, 408, 420, 468 and 471 of the Indian Penal Code, 1860 for cheating, criminal breach of trust and forgery to the tune of ₹ 3.70 million during his employment between May 2012 to January 2013 (the "**Complaint**"). The Accused Person allegedly gave credit facilities to the customers/ clients of the Company, even though he was not authorized to do so, by misrepresenting to the customers that he was given the appropriate authority for dealing. He thereafter collected money from the customers/clients on behalf of the Company and did not deposit it to the account of the Company. The complaint is currently pending before the JMFC.

2. TSI (the "**Company**" or "**Complainant**") has filed a criminal complaint against Mohd. Yunus and Beauty Khatoon (the "**Accused Persons**") under section 200 of the Code of Criminal Procedure, 1973 for commission of offences under sections 403, 405, 406, 420 and 120-B of the Indian Penal Code, 1860, on February 2, 2017, alleging criminal misappropriation to the tune of ₹ 18.90 million. The Accused Persons were the distributors of the Company. The Company's business model was as follows-the sub-agents employed by the distributors booked the tickets using the money credited to them by the distributors. The distributors made money through cash discounts or deposit incentives given by the Company. They could also add a mark-up on the invoice price and earn the same as revenue. The Company alleged that the Accused Persons defrauded the Complainant by making a large number of hold bookings in the name of fictitious persons, which were never meant to be confirmed, and charging a very high mark-up. The matter is currently pending.

3. TSI (the "**Complainant**") filed a criminal complaint dated July 31, 2021, before the Cyber Crime Cell, Delhi Police, (the "**Cell**") under sections 34 and 120B read with sections 409 and 420 of the Indian Penal Code, 1860 (the "**IPC**") and other relevant provisions of the Information Technology Act, 2000, against Click on Trip India Private Limited (the "**Accused Company**"), its directors, as existing on the date of the complaint, Sanit Kumar Sharma and Hari Shankar Shukla along with some unknown officials of ICICI Bank at Jhandelwan, New Delhi (the "**Accused Persons**") requesting the Cell to register an FIR against the Accused Persons for the offence of cheating in furtherance of a criminal conspiracy resulting in substantial wrongful loss to the Complainant through online transactions to the tune of ₹ 6.45 million. The Accused Company was a part of the Complainant's system for booking, generating the air tickets and making the payments in respect of the bookings. The Accused Company made the bookings through a corporate credit card issued by ICICI Bank. However, after the booking was made, ICICI Bank issued a charge back to the airlines and claimed the money back from the airlines, resulting in unlawful loss to the Complainant. The matter is currently pending.

4. 24 criminal complaints filed by TSI for cheques which were dishonoured upon presentation, are pending before various judicial fora under Section 138 of the Negotiable Instruments Act, 1881. The aggregate amount involved in these matters is ₹ 36.35 million. These matters are currently pending.

B. Outstanding material civil litigation

1. TSI (the "**Company**") filed a suit for recovery in 2018 before the High Court of Delhi (Commercial

Division), Delhi, for a sum of ₹ 44.90 million, inclusive of interest at 12% per annum along with future and pendent lite interest, against Air India Limited (the "**Defendant**"), stating that the Defendant wrongfully and arbitrarily refused to pay the incentive amount due and payable under the contract entered into in the financial year 2013-14 by erroneously contending that the Company had not surpassed the base figure for the immediately preceding financial year 2012-13. The Defendant submitted a written statement dated July 21, 2018 alleging that the Company had failed to comply with the pre-conditions of the productivity linked scheme on international sales for the financial year 2013-14. The Company submitted a reply, dated December 20, 2018, to the written statement of the Defendant before the High Court of Delhi (Commercial Division), Delhi, stating that the written statement submitted by the Defendant is based on false, frivolous, incorrect and self-concocted averments and allegations and that the Defendant's have wrongly interpreted the scheme to their benefit and they are trying to mislead the Court by wrongly interpreting the contents of the 2012-13 and the 2013-14 schemes. The matter is currently pending.

2. TSI (the "**Company**") has submitted a claim in respect of the corporate insolvency resolution process of Go Airlines (India) Limited ("**Go Air**") to the tune of ₹ 28.15 million, along with other supporting documents dated May 24, 2023 to Abhilash Lal, the interim resolution professional for Go Air. Further, in response to the email dated July 18, 2023 from the Shailendra Ajmera, the resolution professional of Go Air, the Company submitted claim break up details vide emails dated July 20, 2023 and July 25, 2023 wherein an additional claim to the tune of ₹ 11.70 million was also submitted. The matter is currently pending.

Litigation by YFB

A. Outstanding criminal proceedings

1. An FIR was filed by YFB (the "**Company**") dated June 29, 2016 under sections 409 and 420 of the Indian Penal Code, 1860, against an erstwhile employee of the Company, Tarun Rastogi (the "**Accused**"), alleging that the Accused, by taking advantage of his official position as one of the travel consultants of the Company, had dishonestly and fraudulently dealt with some of the customers of the Company and resultantly, induced them to transfer payments to his personal bank account causing a financial loss of ₹ 2.43 million. The matter is currently pending.

2. A criminal complaint was filed by YFB (the "**Company**") against an erstwhile employee of the Company, M. Abdul Qayyum (the "**Accused** "), under section 200 of the Code of Criminal Procedure, 1973 before the Court of the Hon'ble III Metropolitan Magistrate, Nampally, Hyderabad, dated August 12, 2015, alleging that the Accused fraudulently misappropriated funds to the tune of ₹ 0.51 million, causing wrongful loss to the Company and wrongful gain to himself (the "**Complaint**"). The Company had sent a demand notice dated January 24, 2015 to the Accused. Subsequently, the Company had filed a report to the Station House Officer, Banjara Hills Police Station, Hyderabad dated June 30, 2015, but no action was taken on the said report. The matter is currently pending.

3. A criminal complaint dated March 6, 2019, filed by YFB against Airstar Corporate Travel Management Private Limited & others, for a cheque which was dishonoured upon presentation before the bank, is pending before the Hon'ble Chief Metropolitan Magistrate, Patiala House Courts, New Delhi, under Section 138 of the Negotiable Instruments Act, 1881. The amount involved in this matter is ₹ 4.02 million.

B. Outstanding material civil litigation

1. YFB (the "**Company**") had submitted a claim in respect of the corporate insolvency resolution process in the case of Jet Airways (India) Private Limited ("**Jet Airways**") to the tune of ₹106.46 million, along with other supporting documents dated July 4, 2019 to Ashish Chhawhharia, interim resolution professional for Jet Airways. By way of order dated June 22, 2021, the Hon'ble National Company Law Tribunal, Mumbai bench allowed the application filed by the resolution professional under section 30(6) of the Insolvency and Bankruptcy Code, 2016 and approved the resolution plan submitted by the consortium of Mr Murarilal Jalan and Mr Florian Fritsch, approving the Company's claim to the extent of ₹ 15,000. The matter is currently pending.

Litigation by TG Stays

A. *Outstanding criminal proceedings*

NIL

B. *Outstanding material civil litigation*

NIL

Litigation by YCHSL

A. *Outstanding criminal proceedings*

NIL

B. *Outstanding material civil litigation*

NIL

Litigation by YHS

A. Outstanding criminal proceedings

A criminal complaint dated July 30, 2019, filed by YHS against Redenburg Media Info., for a cheque which was dishonoured upon presentation before the bank, is pending before the Additional Metropolitan Magistrate, Borivali, Mumbai under Section 138 of the Negotiable Instruments Act, 1881. The amount involved in this matter is ₹ 0.40 million.

B. Outstanding material civil litigation

NIL

Litigation by YOFS

A. *Outstanding criminal proceedings*

1. A criminal complaint dated September 13, 2022 was filed by YOFS (the "**Criminal Complaint**") with the Station House Office, Police Station, Vasant Kunj North, New Delhi, against Tobia Speciality Foods Private Limited ("**Tobias**"), Piyush Prabhakar and Shilpa Prabhakar, the directors of Tobias, as on the date of filing of the criminal complaint, (collectively the "**Accused**"). YOFS, subsequently, filed the Criminal Complaint under sections 255, 256, 257, 259, 260, 409, 420, 465, 467, 468 and 471 of the Indian Penal Code alleging that the Accused committed, *inter alia,* forgery, fraud and cheating by committing breach of trust. Based on the representations provided by the Accused, YOFS provided certain logistical and freight forwarding services to the Accused on a credit basis. In consonance to the said arrangements, YOFS provided the services, pursuant to which the Accused received the cargo however it failed to lift the cargo on time despite several reminders from YOFS. Due to the non lifting of the cargo on time, YOFS was charged with detention charges by the shipping line and an invoice towards the same was issued by YOFS upon the Accused. However, the Accused have failed to make the payment. The amount involved in this matter is ₹ 0.22 million. The matter is currently pending.

2. YOFS has filed 4 criminal complaints for cheques which were dishonoured upon presentation. These are pending before various judicial fora under Section 138 of the Negotiable Instruments Act, 1881. The aggregate amount involved in these matters is ₹ 23.28 million. These matters are currently pending.

B. *Outstanding material civil litigation*

NIL

Litigation by TCIL

A. Outstanding criminal proceedings

NIL

B. Outstanding material civil litigation

NIL

Litigation by YME

A. Outstanding criminal proceedings

NIL

B. Outstanding material civil litigation

NIL

Litigation involving our Promoters

As on the date of this Red Herring Prospectus, there are no outstanding civil, criminal or tax litigations involving our Promoters. Further, no actions have been initiated against our Promoters by any regulatory/ statutory authorities and there are no disciplinary actions including penalties imposed by the SEBI or the stock exchanges against our Promoters in the last five financial years including any outstanding action.

Outstanding litigation involving our Group Company which has a material impact on our Company

Except as disclosed in "*Our Group Companies – Litigation*" on page 403, there is no pending litigation involving our Group Companies* which will have a material impact on our Company as on the date of this Red Herring Prospectus. Further, there are no outstanding legal proceedings involving the Company where Reliance Entities are also a party to such legal proceedings and which will have a material impact on our Company, as on the date of this Red Herring Prospectus.

Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities**") had entered into certain related party transactions with our Company during Fiscal 2021 (such period being covered in the Restated Consolidated Financial Statements) and accordingly, they are also deemed to be Group Companies in terms of Regulation 2(1)(t) of the SEBI ICDR Regulations. However, the Reliance Entities have not recognised themselves as Group Companies of our Company, and none of the Reliance Entities have provided any information or confirmation as may be required to be included for a Group Company, in terms of the SEBI ICDR Regulations. Further, there have not been any related party transactions between our Company and any of the Reliance Entities, either during the Financial Years ended March 31, 2023 and March 31, 2022 (such period being covered in the Restated Consolidated Financial Statements) or anytime thereafter.*

While our Company has included the name of Reliance Entities as group companies, however, in view of non-receipt of the relevant confirmations and undertakings from the Reliance Entities, certain confirmations in relation to the Reliance Entities have been provided only to the extent available with the Company, to comply with the requirements of the SEBI ICDR Regulations. For further details on information of Reliance Entities, see "Risk Factor – Non-receipt of information or confirmations or undertakings pertaining to Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities"), deemed to be Group Companies of our Company under SEBI ICDR Regulations" on page 48.

Litigation involving our Directors

Except for as disclosed below and the cases involving Dhruv Shringi as disclosed in – "*Litigations against our Company- Outstanding Criminal Proceedings* on page 525, there are no outstanding civil, criminal or tax litigations involving our Directors as on the date of this Red Herring Prospectus. Further, no actions have been initiated against our Directors by any regulatory/ statutory authorities.

Chandan Debnath (the "**Complainant**") filed a criminal complaint dated September 24, 2018 (the "**Complaint**") before the Chief Judicial Magistrate, Agartala, West Tripura (the "**CJM**"), in October 2018, under sections 190 and 2(d) of the Code of Criminal Procedure ("**CrPC**") read with section 156(3) CrPC, against two of our Company's Chief Executive Officers, as existing on the date of the Complaint, Dhruv Shringi and Manish Amin, along with seven key managerial personnel of the Company, as existing on the date of the Complaint (the "**Accused Persons**"), alleging that the offences under sections 120(B), 406, 417, 420, 468, 471, 511 and 34 of the Indian Penal Code, 1860 (the "**IPC**") have been committed by them. The Complainant submitted that he had made a hotel booking through our Company's website. However, when he reached the hotel he was informed that no booking had been made as a result of which he has suffered huge monetary loss, physical and mental agony. The CJM took cognizance of the offences and referred the matter to the West Agartala Police Station for investigation. Upon investigation, the IO filed a Final Report with the West Agartala Police Station stating that the allegations are civil in nature and arise from a contractual liability. The matter is currently pending.

Tax Proceedings

Except as disclosed below, there are no outstanding tax proceedings involving our Company, Subsidiaries, Directors or Promoter.

(in ₹ million)

Nature of cases	Number of cases	Amount involved
Company		
Direct Tax	4	-
Indirect Tax	5	1,919.47
Subsidiaries		
Direct Tax	11	136.30
Indirect Tax	16	512.70
Directors		
Direct Tax	Nil	Nil
Indirect Tax	Nil	Nil
Promoter		
Direct Tax	Nil	Nil
Indirect Tax	Nil	Nil
Total	**36**	**2,568.47**

Outstanding dues to Creditors

As per the Materiality Policy, creditors to whom an amount exceeding ₹ 69.25 million, which is 5% of the total consolidated trade payables of our Company as at the end of the latest period included in the Restated Consolidated Summary Statements, were considered 'material' creditors. Based on the above, there are two material creditors of our Company as on March 31, 2023, to whom an aggregate amount of ₹ 308.05 million was outstanding. Based on this criterion, details of outstanding dues (trade payables) owed to micro, small and medium enterprises (as defined under Section 2 of the Micro, Small and Medium Enterprises Development Act, 2006), material creditors and other creditors, as at March 31, 2023 by our Company, are set out below:

Type of creditors	Number of creditors	Amount involved (in ₹ million)
Micro, small and medium enterprises	49	9.62
Material creditors	2	308.05
Other creditors	11,807	1,067.40
Total	**11,858**	**1,385.07**

The details pertaining to net outstanding dues towards our material creditors are available on the website of our Company at http://investors.yatra.com/Investor-Relations-India.

Material Developments

Other than as stated in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" on page 477, there have not arisen, since the date of the last financial information disclosed in this Red Herring Prospectus, any circumstances which materially and adversely affect, or are likely to affect, our operations, our profitability taken as a whole or the value of our consolidated assets or our ability to pay our liabilities within the next 12 months.

GOVERNMENT AND OTHER APPROVALS

*Our Company and Material Subsidiaries have received the necessary material consents, licenses, permissions, registrations and approvals, as applicable, ("**Material Approvals**"), from the Government of India, various governmental agencies and other statutory and/ or regulatory authorities required for carrying out our present business activities and operations. In view of these Material Approvals, our Company can undertake the Offer and its current business activities as disclosed in this Red Herring Prospectus. Unless otherwise stated, these approvals or licenses are valid as of the date of this Draft Red Herring Prospectus. Certain licenses/ approvals may have expired in their normal course and our Company or Material Subsidiaries, as applicable, has either made applications to the appropriate authorities for such licenses/ approvals, or is in the process of making such applications. For further details in connection with the applicable regulatory and legal framework, please see the section entitled "Key Regulations and Policies in India" on page 358.*

Approvals relating to the Offer

For the approvals and authorisations obtained by our Company in relation to the Offer, see "*Other Regulatory and Statutory Disclosures – Authority for the Offer*" on page 543.

Incorporation details of our Company

1. Certificate of incorporation dated December 28, 2005 issued by the RoC to our Company in the name of '*Yatra Online Private Limited*'.
2. Fresh certificate of incorporation dated November 11, 2021 issued by the RoC, consequent upon change of name from 'Yatra Online Private Limited' to 'Yatra Online Limited', pursuant to conversion of our Company from a private limited company to a public limited company.

Material Approvals obtained by our Company in relation to our business and operations

We require various approvals to carry on our business in India. Some of these may expire in the ordinary course of business and applications for renewal of these approvals have been submitted or are in the process of being submitted in accordance with applicable procedures and requirements as disclosed below. We have received the following material approvals pertaining to our business:

1. Tax related approvals

(a) Permanent Account Number AAACY2602D, issued by the Income Tax Department, Government of India.
(b) Tax Deduction Account Number MUMY01729A, issued by the Income Tax Department, Government of India.
(c) We have obtained GST registration numbers issued by the Government of India under central and state goods and service tax legislations in various states, where our business operations are situated.*
(d) We have obtained registrations under the applicable professional tax statutes in various states where are business operations are situated.
(e) Importer Exporter Code 0516992015 issued by the Department of Commerce, Ministry of Commerce & Industry, Government of India.*

2. Approvals in relation to our operations

(a) Certificate of accreditation from the International Air Transport Association
(b) ISO 27001:2013 certification for the information security management system in our Corporate Office
(c) ISO 27701: 2019 certification for the privacy information management system in our Corporate Office
(d) Certification by SISA Information Security Worldwide for compliance of our payment card related services with the payment card industry data security standard version 3.2.1

(e) Registration as a domestic tour operator by the Ministry of Tourism*
(f) Registration as an inbound tour operator by the Ministry of Tourism*
(g) Recognition as an active member of the Indian Association of Tour Operations
(h) Certificate of membership issued by the Pacific Asia Travel Association
(i) Legal Entity Identifier number (335800NCIJN9W1JIID15) from the Legal Entity Identifier India Limited*

*3. Labour related approvals**

(a) Registration for employees' provident fund with the Employees' Provident Fund Organization under the Employees' Provident Funds and Miscellaneous Provisions Act, 1952.
(b) Registration for employees' insurance with the relevant regional office of the Employees State Insurance Corporation under the Employees' State Insurance Act, 1948.
(c) Registrations under the shops and establishments act under applicable state specific laws where we operate
(d) Trade licenses under the applicable municipal corporation acts where we operate
(e) Registrations under the Labour Welfare Fund Act under applicable state specific laws

*4. Intellectual Property related approvals**

Trademarks

As on date of this Red Herring Prospectus, our Company has applied for 35 trademark registrations under the Trademarks Act, 1999 of which; 29 trademarks are registered (including one trademark for which the Company has filed a letter for re-advertisement with the Deputy Registrar, Trademarks Registry, New Delhi), one is abandoned, one is presently objected and four trademark applications are presently opposed. Further, our Company has also applied for four trademark registrations with the Department of Industry, Government of Nepal of which; one trademark application has been registered and three trademark applications are under examination. In addition to the above, our Company also has registered domain names, including *hotelyatra.in*, *yatra.com* and *yatra.in*.

Material Approvals in relation to our Material Subsidiaries

I. TSI Yatra Private Limited ("TSI")

1. Incorporation details

(a) Certificate of incorporation dated February 19, 1996.
(b) Fresh certificate of incorporation dated August 23, 2001 subsequent to change of name from Amrod Travels Private Limited to 'TSI-Travel Services International Private Limited'.
(c) Fresh certificate of incorporation dated May 16, 2012, subsequent to change of name from 'TSI-Travel Services International Private Limited' to 'TSI Yatra Private Limited'.

2. ***Tax related approvals***

(a) Permanent Account Number AABCT7696P, issued by the Income Tax Department, Government of India.
(b) Tax Deduction Account Number DELT03480B, issued by the Income Tax Department, Government of India.
(c) TSI has obtained GST registration numbers issued by the Government of India under central and state goods and service tax legislations in various states, where its business operations are situated.
(d) TSI has obtained registrations under the applicable professional tax statutes in various states where its business operations are situated.

3. ***Approvals in relation to its operations***

(a) Certificate of accreditation from the International Air Transport Association

(b) Legal Entity Identifier number (335800W8ACJHTZGRV635) from the Legal Entity Identifier India Limited.

4. Labour related approvals

(a) Registration for employees' provident fund with the Employees' Provident Fund Organization under the Employees' Provident Funds and Miscellaneous Provisions Act, 1952.
(b) Registration for employees' insurance with the relevant regional office of the Employees State Insurance Corporation under the Employees' State Insurance Act, 1948.
(c) Registrations under the shops and establishments acts of applicable state specific laws where we operate
(d) Trade licenses under the applicable municipal corporation acts where we operate.
(e) Registrations under the Labour Welfare Fund Act under applicable state specific laws.

5. Intellectual Property related approvals

As on date of this Red Herring Prospectus, TSI has applied for three trademark registrations under the Trademarks Act, 1999 of which all three trademarks are registered.

II. Yatra for Business Private Limited ("YFB")

1. Incorporation details

(a) Certificate of incorporation dated June 8, 1962.
(b) Fresh certificate of incorporation dated October 28, 2020 subsequent to change of name from 'Air Travel Bureau Private Limited' to 'Yatra For Business Private Limited'

2. *Tax related approvals*

(a) Permanent Account Number AAACA0313P, issued by the Income Tax Department, Government of India.
(b) Tax Deduction Account Number DELA02432D, issued by the Income Tax Department, Government of India.
(c) Importer Exporter Code 0594044979 issued by the Department of Commerce, Ministry of Commerce & Industry, Government of India.
(d) YFB has obtained GST registration numbers issued by the Government of India under central and state goods and service tax legislations in various states, where its business operations are situated.
(e) YFB has obtained registrations under the applicable professional tax statutes in various states where its business operations are situated

3. *Approvals in relation to its operations*

(a) Recognition as an approved travel agent by the Ministry of Tourism, Government of India
(b) Certificate of accreditation from the International Air Transport Association
(c) Certification by Panacea Infosec for compliance of our payment card related services with the payment card industry data security standard version 3.2.1
(d) ISO 27001:2013 certification for the information security management system in its corporate office
(e) ISO 27701: 2019 certification for the privacy information management system in its corporate office
(f) Legal Entity Identifier number (3358001IBQG5JAKTAS11) from the Legal Entity Identifier India Limited

4. Labour related approvals

(i) Registration for employees' provident fund with the Employees' Provident Fund Organization under the Employees' Provident Funds and Miscellaneous Provisions Act, 1952.
(ii) Registration for employees' insurance with the relevant regional office of the Employees State Insurance Corporation under the Employees' State Insurance Act, 1948.

(iii) Registrations under the shops and establishments acts of applicable state specific laws where we operate
(iv) Trade licenses under the applicable municipal corporation acts where we operate.
(v) Registrations under the Labour Welfare Fund Act under applicable state specific laws

5. Intellectual Property related approvals

As on date of this Red Herring Prospectus, YFB has applied for four trademark registrations under the Trademarks Act, 1999, of which three are presently objected and one trademark application has been accepted and advertised.

III. Yatra TG Stays Private Limited ("TG Stays")

1. Incorporation details

(i) Certificate of incorporation dated May 18, 2005.
(ii) Fresh certificate of incorporation dated March 3, 2016 subsequent to change of name from "D.V. Travels Guru Private Limited" to "Yatra TG Stays Private Limited"

2. ***Tax related approvals***

(i) Permanent Account Number AACCD1707E, issued by the Income Tax Department, Government of India.
(ii) Tax Deduction Account Number MUMD13135D, issued by the Income Tax Department, Government of India.
(iii) TG has obtained GST registration numbers issued by the Government of India under central and state goods and service tax legislations in various states, where its business operations are situated.
(iv) TG has obtained registrations under the applicable professional tax statutes in various states where its business operations are situated

3. Labour related approvals

(i) Registration for employees' provident fund with the Employees' Provident Fund Organization under the Employees' Provident Funds and Miscellaneous Provisions Act, 1952.
(ii) Registration for employees' insurance with the relevant regional office of the Employees State Insurance Corporation under the Employees' State Insurance Act, 1948
(iii) Registrations under the shops and establishments acts of applicable state specific laws where we operate
(iv) Trade licenses under the applicable municipal corporation acts where we operate.
(v) Registrations under the Labour Welfare Fund Act under applicable state specific laws.

4. Intellectual Property related approvals

As on date of this Red Herring Prospectus, TG Stays has applied for two trademark registrations under the Trademarks Act, 1999, wherein both the trademarks are registered.

IV. Yatra Hotel Solutions Private Limited ("YHS")

1. Incorporation details

(iii) Certificate of incorporation dated October 12, 2004.
(iv) Fresh certificate of incorporation dated March 5, 2016 subsequent to change of name from "Desiya Online Travel Distribution Private Limited" to "Yatra Hotel Solutions Private Limited"

2. ***Tax related approvals***

(i) Permanent Account Number AACCD0796K, issued by the Income Tax Department, Government of India.
(ii) Tax Deduction Account Number CALD03425C, issued by the Income Tax Department, Government of India.

(iii) YHS has obtained GST registration numbers issued by the Government of India under central and state goods and service tax legislations in various states, where its business operations are situated.

(iv) YHS has obtained registrations under the applicable professional tax statutes in various states where its business operations are situated

3. Labour related approvals

(i) Registration for employees' provident fund with the Employees' Provident Fund Organization under the Employees' Provident Funds and Miscellaneous Provisions Act, 1952.

(ii) Registration for employees' insurance with the relevant regional office of the Employees State Insurance Corporation under the Employees' State Insurance Act, 1948

(iii) Registrations under the shops and establishments acts of applicable state specific laws where we operate

(iv) Trade licenses under the applicable municipal corporation acts where we operate.

(v) Registrations under the Labour Welfare Fund Act under applicable state specific laws.

4. Intellectual Property related approvals

As on date of this Red Herring Prospectus, YHS has applied for two trademark registrations under the Trademarks Act, 1999, wherein both the trademarks are registered.

V. Yatra Online Freight Services Private Limited ("YOFS")

1. *Incorporation details*

(i) Certificate of incorporation dated August 5, 2020

2. *Tax related approvals*

(i) Permanent Account Number AABCY2610E, issued by the Income Tax Department, Government of India.

(ii) Tax Deduction Account Number RTKY01146F, issued by the Income Tax Department, Government of India.

(iii) YOFS has obtained GST registration numbers issued by the Government of India under central and state goods and service tax legislations in various states, where its business operations are situated.

(iv) YOFS has obtained registrations under the applicable professional tax statutes in various states where its business operations are situated

3. Labour related approvals

(i) Registration for employees' provident fund with the Employees' Provident Fund Organization under the Employees' Provident Funds and Miscellaneous Provisions Act, 1952.

(ii) Registration for employees' insurance with the relevant regional office of the Employees State Insurance Corporation under the Employees' State Insurance Act, 1948

(iii) Registrations under the shops and establishments acts of applicable state specific laws where we operate.

(iv) Trade licenses under the applicable municipal corporation acts where we operate.

(v) Registrations under the Labour Welfare Fund Act under applicable state specific laws.

Material Approvals applied for but not received

Except as disclosed below, there no material approvals that have been applied for but have not been received by the Company or Material Subsidiaries as on the date of this Red Herring Prospectus:

(i) YFB has applied for renewal of certificate of recognition for an approved travel agent issued by the Ministry of Tourism, Government of India for the states of Delhi, Maharashtra and Telangana.

Material approvals expired and renewal to be applied for

There are no material approvals that have expired but have not been renewed by our Company or Material Subsidiaries as on the date of this Red Herring Prospectus.

Material approvals required but not obtained or applied for

There are no material approvals which our Company or Material Subsidiaries were required to obtain or apply for, but which have not been obtained or been applied for, as on the date of this Red Herring Prospectus.

** Our Company was converted into a public limited company pursuant to a special resolution passed by our Shareholders at the EGM held on October 25, 2021, and the name of our Company was changed to Yatra Online Limited. A fresh certificate of incorporation consequent upon conversion to a public limited company was issued by the Registrar of Companies, Maharashtra at Mumbai on November 11, 2021. Our Company is in process of filing the applications with relevant statutory and regulatory authorities for reflecting the change of name of the Company, pursuant to conversion from a private limited company to a public limited company.*

OTHER REGULATORY AND STATUTORY DISCLOSURES

Authority for the Offer

Our Board has approved the Offer pursuant to the resolution passed at its meeting held on March 16, 2022 and our Shareholders have approved the Fresh Issue pursuant to a resolution dated March 21, 2022 in terms of Section 62(1)(c) of the Companies Act, 2013. Further, our Board has taken on record the approval for the Offer for Sale by the Selling Shareholders pursuant to its resolutions dated March 24, 2022, August 31, 2023, and September 8, 2023. This Red Herring Prospectus has been approved by our Board pursuant to a resolution passed on September 8, 2023.

The Selling Shareholders have confirmed and approved their participation in the Offer for Sale in relation to its portion of Offered Shares. For details, see "*The Offer*" on page 82.

Our Company has received in-principle approvals from BSE and NSE for the listing of the Equity Shares pursuant to their letters, each dated June 15, 2022.

Prohibition by SEBI or other Governmental Authorities

Our Company, Promoters, members of the Promoter Group, Directors, persons in control of our Company and the persons in control of our Promoters are not prohibited from accessing the capital market or debarred from buying, selling or dealing in securities under any order or direction passed by SEBI or any securities market regulator in any other jurisdiction or any other authority/court.

None of the companies with which our Promoters and Directors are associated with as promoters, directors or persons in control have been debarred from accessing capital markets under any order or direction passed by SEBI or any other authorities.

None of our Directors are, in any manner, associated with the securities market

Further, there is no outstanding action initiated by SEBI against any of the Directors of our Company in the past five years preceding the date of this Red Herring Prospectus.

Our Company, Promoters, members of the Promoter Group or Directors have not been declared as Wilful Defaulters or Fraudulent Borrowers by any bank or financial institution or consortium thereof in accordance with the guidelines on wilful defaulters issued by the RBI.

Our Promoters or Directors have not been declared as fugitive economic offenders under section 12 of the Fugitive Economic Offenders Act, 2018.

Each of the Selling Shareholders confirm that they have not been prohibited from accessing the capital market or debarred from buying, selling or dealing in securities under any order or direction passed by SEBI or any other governmental authority in India.

Confirmation under Companies (Significant Beneficial Owners) Rules, 2018

Our Company, Promoters, members of the Promoter Group, and the Selling Shareholders confirm that they are in compliance with the Companies (Significant Beneficial Owners) Rules, 2018, to the extent applicable, as on the date of this Red Herring Prospectus.

Eligibility for the Offer

Our Company is eligible for the Offer in accordance with Regulation 6(2) of the SEBI ICDR Regulations, which states as follows:

"An issuer not satisfying the condition stipulated in sub-regulation (1) shall be eligible to make an initial public offer only if the issue is made through the book-building process and the issuer undertakes to allot at least seventy-five per cent. of the net offer to qualified institutional buyers and to refund the full subscription money if it fails to do so."

We are an unlisted company, not satisfying the conditions specified in Regulation 6(1) of the SEBI ICDR Regulations and are therefore required to allot at least 75% of the Offer to QIBs to meet the conditions as detailed under Regulation 6(2) of the SEBI ICDR Regulations. In the event that we fail to do so, the full application monies shall be refunded to the Bidders, in accordance with the SEBI ICDR Regulations.

The status of compliance of our Company with the conditions as specified under Regulations 5 and 7(1) of the SEBI ICDR Regulations are as follows:

(i) Our Company, our Promoters, members of the Promoter Group, the Selling Shareholders and our Directors are not debarred from accessing the capital markets by SEBI;
(ii) The companies with which our Promoters or our Directors are associated as a promoter or director are not debarred from accessing the capital markets by SEBI;
(iii) Neither our Company, nor our Promoters, or Directors is a Wilful Defaulter or a Fraudulent Borrower (as defined in the SEBI ICDR Regulations);
(iv) None of our Directors has been declared as a fugitive economic offender under Section 12 of the Fugitive Economic Offenders Act, 2018;
(v) There are no outstanding convertible securities of our Company or any other right which would entitle any person with any option to receive Equity Shares of our Company as on the date of filing of this Red Herring Prospectus;
(vi) Our Company has entered into tripartite agreements dated November 16, 2021 and November 22, 2021 with NSDL and CDSL, respectively, for dematerialization of the Equity Shares;
(vii) The Equity Shares of our Company held by the Promoters are in the dematerialised form;
(viii) Further, in accordance with Regulation 49(1) of the SEBI ICDR Regulations, our Company shall ensure that the number of Allottees under the Offer shall be not less than 1,000, failing which, the entire application money will be refunded forthwith; and
(ix) All the Equity Shares are fully paid-up and there are no partly paid-up Equity Shares as on the date of filing of this Red Herring Prospectus.
(x) There is no requirement for us to make firm arrangements of finance under Regulation 7(1)(e) of the SEBI ICDR Regulations through verifiable means towards 75% of the stated means of finance.

Each of the Selling Shareholders, severally and not jointly, confirm that the Equity Shares offered as part of the Offer for Sale have been held in compliance with Regulation 8 of the SEBI ICDR Regulations. Further, each of the Selling Shareholders, severally and not jointly, confirms compliance with and will comply with the conditions specified in Regulation 8A of the SEBI ICDR Regulations, to the extent applicable.

DISCLAIMER CLAUSE OF SEBI

IT IS TO BE DISTINCTLY UNDERSTOOD THAT SUBMISSION OF THE DRAFT RED HERRING PROSPECTUS TO SECURITIES AND EXCHANGE BOARD OF INDIA ("SEBI") SHOULD NOT, IN ANY WAY, BE DEEMED OR CONSTRUED THAT THE SAME HAS BEEN CLEARED OR APPROVED BY SEBI. SEBI DOES NOT TAKE ANY RESPONSIBILITY EITHER FOR THE FINANCIAL SOUNDNESS OF ANY SCHEME OR THE PROJECT FOR WHICH THE OFFER IS PROPOSED TO BE MADE OR FOR THE CORRECTNESS OF THE STATEMENTS MADE OR OPINIONS EXPRESSED IN THE DRAFT RED HERRING PROSPECTUS. THE BOOK RUNNING LEAD MANAGERS, BEING SBI CAPITAL MARKETS LIMITED, DAM CAPITAL ADVISORS LIMITED AND IIFL SECURITIES LIMITED ("BRLMs"), HAVE CERTIFIED THAT THE DISCLOSURES MADE IN THE DRAFT RED HERRING PROSPECTUS ARE GENERALLY ADEQUATE AND ARE IN CONFORMITY WITH THE SEBI ICDR REGULATIONS. THIS REQUIREMENT IS TO FACILITATE INVESTORS TO TAKE AN INFORMED DECISION FOR MAKING AN INVESTMENT IN THE PROPOSED OFFER.

IT SHOULD ALSO BE CLEARLY UNDERSTOOD THAT WHILE THE COMPANY IS PRIMARILY RESPONSIBLE FOR THE CORRECTNESS, ADEQUACY AND DISCLOSURE OF ALL RELEVANT INFORMATION IN THE DRAFT RED HERRING PROSPECTUS, THE BRLMs ARE EXPECTED TO EXERCISE DUE DILIGENCE TO ENSURE THAT THE COMPANY DISCHARGES ITS RESPONSIBILITIES ADEQUATELY IN THIS BEHALF AND TOWARDS THIS PURPOSE, THE BRLMs HAVE FURNISHED TO SEBI, A DUE DILIGENCE CERTIFICATE DATED MARCH 24, 2022 IN THE FORMAT PRESCRIBED UNDER SCHEDULE V(FORM A) OF THE SEBI ICDR REGULATIONS.

THE FILING OF THE DRAFT RED HERRING PROSPECTUS AND THIS RED HERRING PROSPECTUS DOES NOT, HOWEVER, ABSOLVE THE COMPANY FROM ANY LIABILITIES UNDER THE COMPANIES ACT, 2013, OR FROM THE REQUIREMENT OF OBTAINING SUCH STATUTORY OR OTHER CLEARANCES AS MAY BE REQUIRED FOR THE PURPOSE OF THE OFFER. SEBI FURTHER RESERVES THE RIGHT TO TAKE UP AT ANY POINT OF TIME, WITH THE BRLMS, ANY IRREGULARITIES OR LAPSES IN THE DRAFT RED HERRING PROSPECTUS AND THIS RED HERRING PROSPECTUS.

All legal requirements pertaining to this Offer will be complied with at the time of filing of this Red Herring Prospectus with the Registrar of Companies in terms of Section 32 of the Companies Act, 2013. All legal requirements pertaining to this Offer will be complied with at the time of filing of the Prospectus with the Registrar of Companies in terms of sections 26, 32, 33(1) and 33(2) of the Companies Act, 2013.

Disclaimer from our Company, our Directors, the Selling Shareholders and BRLMs

Our Company, the Selling Shareholders, our Directors and the BRLMs accept no responsibility for statements made otherwise than in this Red Herring Prospectus or in the advertisements or any other material issued by or at our instance and anyone placing reliance on any other source of information, including our Company's website http://investors.yatra.com/Investor-Relations-India, or the respective websites of our Promoters, our Subsidiaries or any affiliate of our Company would be doing so at his or her own risk.

All information shall be made available by our Company, the Selling Shareholders and the BRLMs to the Bidders and the public at large and no selective or additional information would be made available for a section of the investors in any manner whatsoever, including at road show presentations, in research or sales reports, at the Bidding Centres or elsewhere.

Bidders will be required to confirm and will be deemed to have represented to our Company, the Selling Shareholders, the Underwriters and their respective directors, partners, officers, agents, affiliates, and representatives that they are eligible under all applicable laws, rules, regulations, guidelines and approvals to acquire the Equity Shares and will not issue, sell, pledge, or transfer the Equity Shares to any person who is not eligible under any applicable laws, rules, regulations, guidelines and approvals to acquire the Equity Shares. Our Company, the Selling Shareholders, the Underwriters and their respective directors, partners, officers, agents, affiliates, and representatives accept no responsibility or liability for advising any investor on whether such investor is eligible to acquire the Equity Shares.

The BRLMs and their respective associates and affiliates in their capacity as principals or agents may engage in transactions with, and perform services for, our Company, the Selling Shareholders, their respective group companies*, affiliates or associates or third parties in the ordinary course of business and have engaged, or may in the future engage, in commercial banking and investment banking transactions with our Company, the Selling Shareholders, and their respective group companies, affiliates or associates or third parties, for which they have received, and may in the future receive, compensation.

Our Group Companies are Yatra Online, Inc., Yatra USA LLC, Middle East Travel Management Company Private Limited and Adventure and Nature Network Private Limited. In addition to the above, Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities**") had entered into certain related party transactions with our Company during Fiscal 2021 (such period being covered in the Restated Consolidated Financial Statements) and accordingly, they are also deemed to be Group Companies in terms of Regulation 2(1)(t) of the SEBI ICDR Regulations. However, the Reliance Entities have not recognised themselves as Group Companies of our Company, and none of the Reliance Entities have provided any information or confirmation as may be required to be included for a Group Company, in terms of the SEBI ICDR Regulations. Further, there have not been any related party transactions*

between our Company and any of the Reliance Entities, either during Fiscal 2022 and Fiscal 2023 (such period being covered in the Restated Consolidated Financial Statements) or anytime thereafter.

Disclaimer in respect of Jurisdiction

This Offer is being made in India to persons resident in India (who are competent to contract under the Indian Contract Act, 1872, including Indian nationals resident in India, HUFs, companies, other corporate bodies and societies registered under the applicable laws in India and authorised to invest in shares, domestic Mutual Funds, Indian financial institutions, commercial banks, regional rural banks, co-operative banks (subject to RBI permission), or trusts under applicable trust law and who are authorised under their constitution to hold and invest in equity shares, state industrial development corporations, insurance companies registered with IRDAI, provident funds (subject to applicable law) and pension funds registered with the Pension Fund Regulatory and Development Authority established under sub-section (1) of section 3 of the Pension Fund Regulatory and Development Authority Act, 2013, National Investment Fund, insurance funds set up and managed by army, navy or air force of Union of India, insurance funds set up and managed by the Department of Posts, GoI, systemically important NBFCs registered with the RBI) and permitted Non-Residents including FPIs and Eligible NRIs and AIFs that they are eligible under all applicable laws and regulations to purchase the Equity Shares. This Red Herring Prospectus does not constitute an offer to sell or an invitation to subscribe to Equity Shares offered hereby, in any jurisdiction to any person to whom it is unlawful to make an offer or invitation in such jurisdiction. Any person into whose possession this Red Herring Prospectus comes is required to inform him or herself about, and to observe, any such restrictions. Any dispute arising out of this Offer will be subject to the jurisdiction of appropriate court(s) in New Delhi only. This Red Herring Prospectus does not constitute an invitation to subscribe to or purchase the Equity Shares in the Offer in any jurisdiction, including India. Invitations to subscribe to or purchase the Equity Shares in the Offer will be made only pursuant to this Red Herring Prospectus if the recipient is in India or the preliminary offering memorandum for the Offer, which comprises this Red Herring Prospectus and the preliminary international wrap for the Offer, if the recipient is outside India.

Neither the delivery of this Red Herring Prospectus nor the offer of the Offered Shares shall, under any circumstances, create any implication that there has been no change in the affairs of our Company or the Selling Shareholders since the date of this Red Herring Prospectus or that the information contained herein is correct as of any time subsequent to this date.

Eligibility and Transfer Restrictions

The Equity Shares offered in the Offer have not been and will not be registered under the U.S. Securities Act or any state securities laws in the United States and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws in the United States. Accordingly, the Equity Shares are being offered and sold outside the United States in "offshore transactions" as defined in and in reliance on Regulation S under the U.S. Securities Act and the applicable laws of the jurisdiction where those offers and sales are made.

Disclaimer Clause of BSE

As required, a copy of the Draft Red Herring Prospectus has been submitted to BSE. The disclaimer clause as intimated by BSE to our Company, post scrutiny of the Draft Red Herring Prospectus, is set forth below:

"BSE Limited ("the Exchange") has given vide its letter dated June 15, 2022, permission to this Company to use the Exchange's name in this offer document as one of the stock exchanges on which this company's securities are proposed to be listed. The Exchange has scrutinized this offer document for its limited internal purpose of deciding on the matter of granting the aforesaid permission to this Company. The Exchange does not in any manner: -

a) warrant, certify or endorse the correctness or completeness of any of the contents of this offer document; or
b) warrant that this Company's securities will be listed or will continue to be listed on the Exchange; or
c) take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company;

and it should not for any reason be deemed or construed that this offer document has been cleared or approved by the Exchange. Every person who desires to apply for or otherwise acquires any securities of this Company may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the Exchange whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/acquisition whether by reason of anything stated or omitted to be stated herein or for any other reason whatsoever".

Disclaimer Clause of NSE

As required, a copy of the Draft Red Herring Prospectus has been submitted to NSE. The disclaimer clause as intimated by NSE to our Company is set forth below:

"As required, a copy of this Offer Document has been submitted to National Stock Exchange of India Limited (hereinafter referred to as NSE). NSE has given vide its letter Ref.: NSE/LIST/1632 dated June 15, 2022, permission to the Issuer to use the Exchange's name in this Offer Document as one of the Stock Exchanges on which this Issuer's securities are proposed to be listed. The Exchange has scrutinized this draft offer document for its limited internal purpose of deciding on the matter of granting the aforesaid permission to this Issuer. It is to be distinctly understood that the aforesaid permission given by NSE should not in any way be deemed or construed that the offer document has been cleared or approved by NSE; nor does it in any manner warrant, certify or endorse the correctness or completeness of any of the contents of this offer document; nor does it warrant that this Issuer's securities will be listed or will continue to be listed on the Exchange; nor does it take any responsibility for the financial or other soundness of this Issuer, its promoters, its management or any scheme or project of this Issuer.

Every person who desires to apply for or otherwise acquire any securities of this Issuer may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the Exchange whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription /acquisition whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever."

Listing

The Equity Shares proposed to be issued through this Red Herring Prospectus and the Prospectus are proposed to be listed on BSE and NSE. Applications will be made to the Stock Exchanges for obtaining permission for listing and trading of the Equity Shares. BSE will be the Designated Stock Exchange with which the Basis of Allotment will be finalised.

Consents

Consents in writing of each of the Selling Shareholders, our Directors, our Company Secretary and Compliance Officer, legal counsels appointed for the Offer, CFO, Bankers to our Company, the BRLMs, Registrar to the Offer, the Industry Data Provider and the Independent Chartered Accountant, the Syndicate Members, Escrow Collection Bank(s)/Refund Bank(s)/ Public Offer Account/ Sponsor Banks, Monitoring Agency have been obtained to act in their respective capacities. All such consents have not been withdrawn until the date of this Red Herring Prospectus.

Expert to the Offer

Except as stated below, our Company has not obtained any expert opinions:

Our Company has received written consent dated September 8, 2023 from S.R. Batliboi & Associates LLP, Chartered Accountants, to include their name as required under section 26 (1) of the Companies Act, 2013 read with SEBI ICDR Regulations, in this Red Herring Prospectus and as an "expert" as defined under section 2(38) of the Companies Act, 2013 to the extent and in their capacity as our Statutory Auditors, and in respect of their (i) examination report, dated August 31, 2023 on our Restated Financial Information; and (ii) their report dated September 8, 2023 on the statement of tax benefits in this Red Herring Prospectus and such consent has not been

withdrawn as on the date of this Red Herring Prospectus. However, the term "expert" shall not be construed to mean an "expert" as defined under the U.S. Securities Act.

Our Company has also received written consent dated September 8, 2023 from Pawan Shubham & Co., Chartered Accountants as required under section 26 (1) of the Companies Act, 2013 read with SEBI ICDR Regulations, to include their name in this Red Herring Prospectus, and as an "expert" as required under section 26 (1) of the Companies Act, 2013 read with SEBI ICDR Regulations to the extent and in their capacity as Independent Chartered Accountants in respect of the reports and certificates provided by them in relation to the Offer.

Particulars regarding capital issues by our Company and listed group companies, subsidiaries or associate entities during the last three years

Other than as disclosed in "*Capital Structure*" on page 167, our Company has not made any capital issues during the three years preceding the date of this Red Herring Prospectus.

Except Yatra Online, Inc., a publicly traded NASDAQ-listed company and Reliance Industries Limited* our Company does not have any listed Group Company or any listed subsidiary or a listed associate entity.

Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities**") had entered into certain related party transactions with our Company during Fiscal 2021 (such period being covered in the Restated Consolidated Financial Statements) and accordingly, they are also deemed to be Group Companies in terms of Regulation 2(1)(t) of the SEBI ICDR Regulations. However, the Reliance Entities have not recognised themselves as Group Companies of our Company, and none of the Reliance Entities have provided any information or confirmation as may be required to be included for a Group Company, in terms of the SEBI ICDR Regulations. Further, there have not been any related party transactions between our Company and any of the Reliance Entities, either during Fiscal 2022 and Fiscal 2023 (such period being covered in the Restated Consolidated Financial Statements) or anytime thereafter.*

While our Company has included the name of Reliance Entities as Group Companies, however, in view of non-receipt of the relevant confirmations and undertakings from the Reliance Entities, certain confirmations in relation to the Reliance Entities have been provided only to the extent available with the Company, to comply with the requirements of the SEBI ICDR Regulations. For further details on information of Reliance Entities, see "Risk Factor – Non-receipt of information or confirmations or undertakings pertaining to Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities"), deemed to be Group Companies of our Company under SEBI ICDR Regulations" on page 48.

Commission and Brokerage paid on previous issues of the Equity Shares in the last five years

Since this is the initial public issue of the Equity Shares, no sum has been paid or has been payable as commission or brokerage for subscribing to or procuring or agreeing to procure subscription for any of the Equity Shares for last five years by our Company preceding the date of this Red Herring Prospectus.

Performance vis-à-vis objects – Public/ rights issue of our Company

Our Company has not undertaken any public or rights issue in the five years preceding the date of this Red Herring Prospectus.

Performance vis-à-vis objects – Public/ rights issue of the listed subsidiaries/listed Promoter of our Company

None of our Subsidiaries or Promoters are listed on any stock exchange.

Price information of past issues handled by the BRLMs

1. SBI Capital Markets Limited

1) Price information of past issues handled by SBI Capital Markets Limited

Sr. No.	Issue Name**	Issue Size (₹ Mn.)	Issue Price (₹)	Listing Date	Opening Price on Listing Date	+/- % change in closing price, [+/- % change in closing benchmark]- 30th calendar days from listing	+/- % change in closing price, [+/- % change in closing benchmark]- 90th calendar days from listing	+/- % change in closing price, [+/- % change in closing benchmark]- 180th calendar days from listing
1	Senco Gold Limited[$]	4050.00	317.00	July 14, 2023	430.00	25.28% [-0.70%]	-	-
2	Tamilnad Mercantile Bank Limited [@]	8,078.40	510.00	September 15, 2022	510.00	-8.43% [-3.36%]	2.14% [4.34%]	-15.82% [-2.83%]
3	Paradeep Phosphates Limited [@]	15,017.31	42.00	May 27, 2022	43.55	-10.24% [-3.93%]	27.50% [7.65%]	31.19% [11.91%]
4	Life Insurance Corporation of India [(1)@]	205,572.31	949.00	May 17, 2022	867.20	-27.24% [-3.27%]	-28.12% [9.47%]	-33.82% [13.76%]
5	Star Health and Allied Insurance Company Ltd [(2)#]	64,004.39	900.00	December 10,2021	845.00	-14.78% [+1.72%]	-29.79% [-6.66%]	-22.21% [-6.25%]
6	Tarsons Products Limited [(3)@]	8,738.40	662.00	November 26, 2021	700.00	-4.16% [+0.03%]	-4.46% [+0.22%]	0.20% [-5.35%]
7	Aditya Birla Sun Life AMC Limited[#]	27,682.56	712.00	October 11, 2021	715.00	-11.36% [+0.55%]	-23.85% [-0.74%]	-25.65% [-0.90%]

8	Nuvoco Vistas Corporation Limited[@]	50,000.00	570.00	August 23, 2021	471.00	-5.83% [+6.21%]	-9.74% [+7.34%]	-32.76% [4.10%]
9	Windlas Biotech Limited[@]	4,015.35	460.00	August 16, 2021	439.00	-18.02% [+4.79%]	-34.42% [+9.18%]	-37.01% [+4.62%]
10	Glenmark Life Sciences Limited[@]	15,136.00	720.00	August 06, 2021	751.10	-6.38% [+7.10%]	-12.94% [+10.12%]	-20.67% [+8.45%]

Source: www.nseindia.com and www.bseindia.com

Notes:

** The 30th, 90th and 180th calendar day computation includes the listing day. If either of the 30th, 90th or 180th calendar days isa trading holiday, the previous trading day is considered for the computation. We have taken the issue price to calculate the % change in closing price as on 30th, 90th and 180th day. We have taken the closing price of the applicable benchmark index as on the listing day to calculate the % change in closing price of the benchmark as on 30th, 90th and 180th day.*

** *The information is as on the date of this document.*

**The information for each of the financial years is based on issues listed during such financial year.*

[@] The S&P BSE SENSEX index is considered as the Benchmark Index, BSE being the designated stock exchange

[$] The Nifty 50 index is considered as the Benchmark Index, NSE being the designated stock exchange

1. Price for retail individual bidders and eligible employee was Rs 904.00 per equity share and for Eligible Policy Holders and was Rs 889.00 per equity share

2. Price for eligible employee was Rs 820.00 per equity share

3. Price for eligible employee was Rs 639.00 per equity share

4. Price for eligible employee was Rs 795.00 per equity share

2) Summary statement of price information of past issues handled by SBI Capital Markets Limited

Financial Year	Total no. of IPOs*	Total amount of funds raised (₹ Mn.)	No. of IPOs trading at discount - 30th calendar days from listing			No. of IPOs trading at premium - 30th calendar days from listing			No. of IPOs trading at discount - 180th calendar days from listing			No. of IPOs trading at premium - 180th calendar days from listing		
			Over 50%	Between 25-50%	Less than 25%	Over 50%	Between 25-50%	Less than 25%	Over 50%	Between 25-50%	Less than 25%	Over 50%	Between 25-50%	Less than 25%
2023-24	1	4050.00	-	-	-	-	1	-	-	-	-	-	-	-
2022-23*	3	2,28,668.02	-	1	2	-	-	-	-	1	1	-	1	-
2021-22	10	2,17,814.28	-	-	6	1	2	1	-	3	1	3	-	3

** The information is as on the date of this Offer Document.*

**Date of Listing for the issue is used to determine which financial year that particular issue falls into*

2. DAM Capital Advisors Limited

1) Price information of past issues handled by DAM Capital Advisors Limited

Sr. No.	Issue name	Issue size (₹ millions)	Issue price (₹)	Listing date	Opening price on listing date (in ₹)	+/- % change in closing price, [+/- % change in closing benchmark]- 30th calendar days from listing	+/- % change in closing price, [+/- % change in closing benchmark]- 90th calendar days from listing	+/- % change in closing price, [+/- % change in closing benchmark]- 180th calendar days from listing
1	Avalon Technologies Limited(1)	8,650.00	436.00	April 18, 2023	436.00	-10.09%, [+2.95%]	+59.45%, [+10.78]	Not applicable
2	Uniparts India Limited(2)	8,356.08	577.00	December 12, 2022	575.00	-5.11%, [-3.24%]	-7.38%, [-4.82%]	-0.60%, [+0.80%]
3	Inox Green Energy Services Limited(2)	7,400.00	65.00	November 23, 2022	60.50	-30.77%, [-1.11%]	-32.77%, [-1.33%]	-26.85%, [+0.36%]
4	Kaynes Technology India Limited(1)	8,578.20	587.00	November 22, 2022	778.00	+19.79%, [-0.25%]	+48.24%, [-1.64%]	+102.18%, [-0.22%]
5	Syrma SGS Technology Limited(2)	8,401.26	220.00	August 26, 2022	262.00	+31.11%, [-1.25%]	+29.20%, [+4.55%]	+20.66%, [+3.13%]
6	CMS Info Systems Limited(2)	11,000.00	216.00	December 31, 2021	218.50	+21.99%, [-1.81%]	+25.35%, [+0.74%]	+3.75%, [-8.71%]
7	Metro Brands Limited(2)	13,675.05	500.00	December 22, 2021	436.00	+21.77%, [+4.45%]	+14.57%, [+0.64%]	+7.93%, [-9.78%]
8	C.E. Info Systems Limited(2)	10,396.06	1,033.00	December 21, 2021	1,581.00	+70.21%, [+6.71%]	+48.48%, [+2.74%]	+21.40%, [-8.80%]
9	Star Health and Allied Insurance Company Limited(1)	60,186.84	900.00@	December 10, 2021	845.00	-14.78%, [+1.72%]	-29.79%, [-6.66%]	-22.21%, [-6.25%]
10	Go Fashion (India) Limited(1)	10,136.09	690.00	November 30, 2021	1,310.00	+59.75%, [+1.36%]	+32.91%, [-1.91%]	+48.90%, [-3.71%]

Source: www.nseindia.com and www.bseindia.com

@ A discount of ₹ 80 per equity share was provided to eligible employees bidding in the employee reservation portion.

(1) NSE was the designated stock exchange for the said issue.

(2) BSE was the designated stock exchange for the said issue.
Notes:

(a) Issue size derived from prospectus / basis of allotment advertisement, as applicable
(b) Price on NSE or BSE is considered for the above calculations as per the designated stock exchange disclosed by the respective issuer at the time of the issue, as applicable
(c) % of change in closing price on 30th / 90th / 180th calendar day from listing day is calculated vs issue price. % change in closing benchmark index is calculated based on closing index on listing day vs closing index on 30th/ 90th / 180th calendar day from listing day.
(d) Wherever 30th/ 90th / 180th calendar day from listing day is a holiday, the closing data of the previous trading day has been considered.
(e) The Nifty 50 or S&P BSE SENSEX index is considered as the benchmark index as per the designated stock exchange disclosed by the respective issuer at the time of the issue, as applicable
(f) Not applicable – Period not completed

2) Summary statement of price information of past issues handled by DAM Capital Advisors Limited

Financial Year	Total no. of IPOs	Total funds raised (₹ in millions)	Nos. of IPOs trading at discount as on 30th calendar days from listing date			Nos. of IPOs trading at premium as on 30th calendar days from listing date			Nos. of IPOs trading at discount as on 180th calendar days from listing date			Nos. of IPOs trading at premium as on 180th calendar days from listing date		
			Over 50%	Between 25%-50%	Less than 25%	Over 50%	Between 25%-50%	Less than 25%	Over 50%	Between 25%-50%	Less than 25%	Over 50%	Between 25%-50%	Less than 25%
2023-24	1	8,650.00	-	-	1	-	-	-	-	-	-	-	-	-
2022-23	4	32,735.54	-	1	1	-	1	1	-	1	1	1	-	1
2021-22	8	136,678.74	-	-	4	2	-	2	-	2	2	-	1	3

Source: www.nseindia.com and www.bseindia.com
Notes:

a. The information is as on the date of this offer document
b. The information for each of the financial years is based on issues listed during such financial year.
c. Since 30 or 180 calendar days from listing date has not elapsed for few issues, hence data for same is not available.

3. IIFL Securities Limited

1) Price information of past issues handled by IIFL Securities Limited

Sr. No.	Issue Name	Issue Size (in Rs. Mn)	Issue Price (Rs.)	Designated Stock Exchange as disclosed in this Red Herring Prospectus filed	Listing Date	Opening Price on Listing Date	+/- % change in closing price*, [+/- % change in closing benchmark]- 30th calendar days from listing	+/- % change in closing price*, [+/- % change in closing benchmark]- 90th calendar days from listing	+/- % change in closing price*, [+/- % change in closing benchmark]- 180th calendar days from listing
1	Kaynes Technology India Limited	8,578.20	587.00	NSE	November 22, 2022	778.00	+19.79%,[-0.25%]	+48.24%,[-1.64%]	+102.18%,[-0.22%]
2	Sula Vineyards Limited	9,603.49	357.00	NSE	December 22, 2022	361.00	+18.59%,[-0.55%]	-4.87%,[-5.63%]	+27.87%,[+3.46%]
3	KFin Technologies Limited	15,000.00	366.00	NSE	December 29, 2022	367.00	-13.55%,[-3.22%]	-24.56%,[-6.81%]	-4.48%,[+2.75%]
4	Radiant Cash Management Services Limited	2,566.41	94.00[(1)]	NSE	January 4, 2023	103.00	+2.55%,[-2.40%]	+2.23%,[-3.57%]	-1.28%,[+6.35%]
5	Avalon Technologies Limited	8,650.00	436.00	NSE	April 18, 2023	436.00	-10.09%,[+2.95%]	+59.45%,[+10.78%]	N.A.
6	Mankind Pharma Limited	43,263.55	1080.00	NSE	May 9, 2023	1,300.00	+37.61%,[+2.52%]	+74.13%,[+6.85%]	N.A.
7	ideaForge Technology Limited	5,672.45	672.00[(2)]	NSE	July 7, 2023	1,300.00	+64.59%,[+0.96%]	N.A.	N.A.
8	Senco Gold Limited	4,050.00	317.00	NSE	July 14, 2023	430.00	+25.28%,[-0.70%]	N.A.	N.A.

9	Netweb Technologies India Limited	6,310.00	500.00[3]	BSE	July 27, 2023	942.50	+73.20%,[-2.08%]	N.A.	N.A.
10	Yatharth Hospital & Trauma Care Services Limited	6,865.51	300.00	BSE	August 7, 2023	304.00	+23.30%,[-0.26%]	N.A.	N.A.

Source: www.nseindia.com; www.bseindia.com, as applicable

(1) *Issue price for anchor investors was Rs. 99 per equity share.*

(2) *A discount of Rs. 32 per equity share was offered to eligible employees bidding in the employee reservation portion.*

(3) *A discount of Rs. 25 per equity share was offered to eligible employees bidding in the employee reservation portion*

Note: Benchmark Index taken as NIFTY 50 or S&P BSE SENSEX, as applicable. Price of the designated stock exchange as disclosed by the respective issuer at the time of the issue has been considered for all of the above calculations. The 30th, 90th and 180th calendar day from listed day have been taken as listing day plus 29, 89 and 179 calendar days, except wherever 30th /90th / 180th calendar day from listing day is a holiday, the closing data of the previous trading day has been considered. % change taken against the Issue Price in case of the Issuer. NA means Not Applicable. The above past price information is only restricted to past 10 initial public offers.

2) Summary statement of price information of past issues handled by **IIFL Securities Limited**

Financial Year	**Total No. of IPO's**	**Total Funds Raised (in Rs. Mn)**	**No. of IPOs trading at discount – 30th calendar days from listing**			**No. of IPOs trading at premium – 30th calendar days from listing**			**No. of IPOs trading at discount – 180th calendar days from listing**			**No. of IPOs trading at premium – 180th calendar days from listing**		
			Over 50%	**Between 25-50%**	**Less than 25%**	**Over 50%**	**Between 25-50%**	**Less than 25%**	**Over 50%**	**Between 25-50%**	**Less than 25%**	**Over 50%**	**Between 25-50%**	**Less than 25%**
2021-22	17	3,58,549.95	-	-	5	-	4	8	-	6	4	3	1	3
2022-23	12	106,650.92	-	-	4	-	4	4	-	-	3	1	4	4
2023-24	6	74,811.51	-	-	1	2	2	1	-	-	-	-	-	-

Source: www.nseindia.com; www.bseindia.com, as applicable

Note: Data for number of IPOs trading at premium/discount taken at closing price of the designated stock exchange as disclosed by the respective issuer at the time of the issue has been considered on the respective date. In case any of the days falls on a non-trading day, the closing price on the previous trading day has been considered.

NA means Not Applicable.

Track record of past issues handled by the BRLMs

For details regarding the track record of the BRLMs, as specified in the SEBI circular dated January 10, 2012, bearing reference number CIR/MIRSD/1/2012, please see the websites of the BRLMs, as provided in the table below:

S. No.	Name of the BRLM	Website
1.	SBI Capital Markets Limited	www.sbicaps.com
2.	DAM Capital Advisors Limited	www.damcapital.in
3.	IIFL Securities Limited	www.iiflcap.com

Stock Market Data of Equity Shares

This being an initial public offer of Equity Shares of our Company, the Equity Shares are not listed on any stock exchange and accordingly, no stock market data is available for the Equity Shares.

Mechanism for Redressal of Investor Grievances

The Registrar Agreement provides for the retention of records with the Registrar to the Offer for a period of at least eight years from the date of listing and commencement of trading of the Equity Shares on the Stock Exchanges, to enable the investors to approach the Registrar to the Offer for redressal of their grievances.

In terms of the SEBI ICDR Master Circular and SEBI RTA Master Circular, subject to applicable law, any ASBA Bidder whose Bid has not been considered for Allotment, due to failure on the part of any SCSB, shall have the option to seek redressal of the same by the concerned SCSB within three months of the date of listing of the Equity Shares. SCSBs are required to resolve these complaints within 15 days, failing which the concerned SCSB would have to pay interest at the rate of 15% per annum for any delay beyond this period of 15 days. Further, the investors shall be compensated by the SCSBs in accordance with SEBI RTA Master Circular (to the extent applicable) in the events of delayed unblock for cancelled/withdrawn/deleted applications, blocking of multiple amounts for the same UPI application, blocking of more amount than the application amount, delayed unblocking of amounts for non-allotted/partially-allotted applications, for the stipulated period. In an event there is a delay in redressal of the investor grievance in relation to unblocking of amounts, the Book Running Lead Managers shall compensate the investors at the rate higher of ₹ 100 or 15% per annum of the application amount for the period of such delay.

All grievances in relation to the Bidding process, other than of Anchor Investors, may be addressed to the Registrar to the Offer with a copy to the relevant Designated Intermediary to whom the Bid cum Application Form was submitted. The Bidder should give full details such as name of the sole or first Bidder, Bid cum Application Form number, Bidder DP ID, Client ID, UPI ID, PAN, date of the submission of Bid cum Application Form, address of the Bidder, number of the Equity Shares applied for and the name and address of the Designated Intermediary where the Bid cum Application Form was submitted by the Bidder.

The Registrar to the Offer shall obtain the required information from the SCSBs and Sponsor Banks for addressing any clarifications or grievances of ASBA Bidders. Our Company, the BRLMs and the Registrar to the Offer accept no responsibility for errors, omissions, commission or any acts of SCSBs including any defaults in complying with its obligations under applicable SEBI ICDR Regulations. Investors can contact our Company Secretary and Compliance Officer or the Registrar to the Offer in case of any pre-Offer or post-Offer related problems such as non-receipt of letters of Allotment, non-credit of allotted Equity Shares in the respective beneficiary account, non-receipt of refund intimations and non-receipt of funds by electronic mode.

In case of any delay in unblocking of amounts in the ASBA Accounts (including amounts blocked through the UPI Mechanism) exceeding four Working Days from the Bid/Offer Closing Date, the Bidder shall be compensated at a uniform rate of ₹100 per day for the entire duration of delay exceeding four Working Days from the Bid/Offer Closing Date by the intermediary responsible for causing such delay in unblocking. The BRLMs shall, in their sole discretion, identify and fix the liability on such intermediary or entity responsible for such delay in unblocking. Our Company, the BRLMs and the Registrar to the Offer accept no responsibility for errors, omissions, commission or any acts of SCSBs including any defaults in complying with its obligations under applicable SEBI ICDR Regulations. In terms of the SEBI ICDR Master Circular, any ASBA Bidder whose Bid

has not been considered for Allotment, due to failure on the part of any SCSB, shall have the option to seek redressal of the same by the concerned SCSB within three months of the date of listing of the Equity Shares. SCSBs are required to resolve these complaints within 15 days, failing which the concerned SCSB would have to pay interest at the rate of 15% per annum for any delay beyond this period of 15 days.

Anchor Investors are required to address all grievances in relation to the Offer to the BRLMs.

Further, the Bidder shall also enclose a copy of the Acknowledgment Slip duly received from the concerned Designated Intermediary in addition to the information mentioned herein.

Our Company has not received investor complaints in relation to the Equity Shares for the three years prior to the filing of this Red Herring Prospectus, hence no investor complaint in relation to our Company is pending as on the date of filing of this Red Herring Prospectus.

Except Yatra Online, Inc., which is listed on NASDAQ, and Reliance Industries Limited* none of our Group Companies are listed on any stock exchange.

Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities**") had entered into certain related party transactions with our Company during Fiscal 2021 (such period being covered in the Restated Consolidated Financial Statements) and accordingly, they are also deemed to be Group Companies in terms of Regulation 2(1)(t) of the SEBI ICDR Regulations. However, the Reliance Entities have not recognised themselves as Group Companies of our Company, and none of the Reliance Entities have provided any information or confirmation as may be required to be included for a Group Company, in terms of the SEBI ICDR Regulations. Further, there have not been any related party transactions between our Company and any of the Reliance Entities, either during Fiscal 2022 and Fiscal 2023 (such period being covered in the Restated Consolidated Financial Statements) or anytime thereafter.*

While our Company has included the name of Reliance Entities as Group Companies, however, in view of non-receipt of the relevant confirmations and undertakings from the Reliance Entities, certain confirmations in relation to the Reliance Entities have been provided only to the extent available with the Company, to comply with the requirements of the SEBI ICDR Regulations. For further details on information of Reliance Entities, see "Risk Factor – Non-receipt of information or confirmations or undertakings pertaining to Reliance Retail Limited, Reliance Industries Limited, and Reliance Jio Infocomm Limited (collectively the "Reliance Entities"), deemed to be Group Companies of our Company under SEBI ICDR Regulations" on page 48.

Disposal of Investor Grievances by our Company

Our Company has obtained the authentication on the SCORES in terms of SEBI circular (CIR/OIAE/1/2013) dated April 17, 2013 and shall comply with the SEBI RTA Master Circular in relation to redressal of investor grievances through SCORES.

Our Company estimates that the average time required by our Company or the Registrar to the Offer or the SCSB in case of ASBA Bidders, for the redressal of routine investor grievances shall be four Working Days from the date of receipt of the complaint. In case of non-routine complaints and complaints where external agencies are involved, our Company will seek to redress these complaints as expeditiously as possible.

Our Company has also appointed Darpan Batra, Company Secretary of our Company, as the Compliance Officer for the Offer. For details, see "*General Information - Company Secretary and Compliance Officer*" on page 159.

Our Company has constituted a Stakeholders' Relationship Committee comprising of three Directors as members, of whom two are Independent Directors. For details, see "*Our Management - Stakeholders' Relationship Committee*" on page 388.

Exemption from complying with any provisions of securities laws, if any, granted by SEBI

Except as mentioned below, our Company has not applied for nor it has been granted any exemption from complying with any provisions of securities laws by SEBI, as on the date of this Red Herring Prospectus.

Our Company had filed an application with SEBI dated March 24, 2022 under Regulation 300(1)(c) of the SEBI ICDR Regulations, seeking an exemption from considering and disclosing Reliance Retail Limited, Reliance Industries Limited and Reliance Jio Infocomm Limited as Group Companies of our Company, in terms of the SEBI ICDR Regulations, which was subsequently withdrawn by our Company vide our letter dated Augsut 11, 2022, in consultation with the BRLMs.

SECTION VII: OFFER INFORMATION

TERMS OF THE OFFER

The Equity Shares being issued, offered, transferred and Allotted pursuant to the Offer shall be subject to the provisions of the Companies Act, SEBI ICDR Regulations, SCRA, SCRR, the MoA, AoA, Listing Regulations, the terms of this Red Herring Prospectus, the Prospectus, the abridged prospectus, Bid cum Application Form, the Revision Form, the CAN/Allotment Advice and other terms and conditions as may be incorporated in other documents/certificates that may be executed in respect of the Offer. The Equity Shares shall also be subject to laws as applicable, guidelines, rules, notifications and regulations relating to the issue of capital and listing and trading of securities issued from time to time by SEBI, the Government of India, the Stock Exchanges, the RBI, RoC and/or other authorities, as in force on the date of the Offer and to the extent applicable or such other conditions as may be prescribed by the SEBI, the Government of India, the Stock Exchanges, the RoC and/or any other authorities while granting its approval for the Offer.

The Equity Shares being offered pursuant to the Offer shall be subject to the provisions of the Companies Act, the Memorandum of Association and Articles of Association and shall rank *pari-passu* in all respects with the existing Equity Shares including in respect of voting and the right to receive dividend. In addition, the Allottees upon Allotment of Equity Shares under the Offer, will be entitled to dividend and other corporate benefits, if any, declared by our Company after the date of Allotment. For details, see "*Description of Equity Shares and Terms of Articles of Association*" on page 589.

Mode of Payment of Dividend

Our Company shall pay dividends, if declared, to the Shareholders in accordance with the provisions of the Companies Act, the Memorandum and Articles of Association and provisions of the Listing Regulations and any other guidelines or directions which may be issued by the Government in this regard. Dividends, if any, declared by our Company after the date of Allotment (pursuant to the transfer of Equity Shares from the Offer for Sale), will be payable to the Bidders who have been Allotted Equity Shares in the Offer, for the entire year, in accordance with applicable laws. For details, in relation to dividends, see "*Dividend Policy*" and "*Description of Equity Shares and Terms of Articles of Association*" beginning on pages 404 and 589, respectively.

Face Value, Offer Price, Floor Price and Price Band

The face value of each Equity Share is ₹ 1 and the Floor Price of the Equity Shares is ₹ [●] per Equity Share and the Cap Price is ₹ [●] per Equity Share. The Anchor Investor Offer Price is ₹ [●] per Equity Share.

The Price Band and the minimum Bid Lot size for the Offer will be decided by our Company and the Promoter Selling Shareholder in consultation with the BRLMs, and advertised in all editions of Financial Express, an English national daily newspaper, all editions of Jansatta a Hindi national daily newspaper and the Marathi editions of Navshakti a Marathi daily newspaper (Marathi being the regional language of Mumbai, where our Registered Office is located), each with wide circulation, at least two Working Days prior to the Bid/Offer Opening Date and shall be made available to the Stock Exchanges for the purpose of uploading the same on their websites. The Price Band, along with the relevant financial ratios calculated at the Floor Price and at the Cap Price, shall be pre-filled in the Bid cum Application Forms available on the respective websites of the Stock Exchanges. The Offer Price shall be determined by our Company and the Promoter Selling Shareholder, in consultation with the BRLMs, after Bid/Offer Closing Date, on the basis of assessment of market demand for the Equity Shares offered by way of Book Building Process.

At any given point of time, there shall be only one denomination for the Equity Shares.

Compliance with disclosure and accounting norms

Our Company shall comply with all disclosure and accounting norms as specified by SEBI from time to time.

The Offer

The Offer comprises a Fresh Issue and an Offer for Sale by the Selling Shareholders.

Expenses for the Offer shall be shared amongst our Company and the Selling Shareholders in the manner specified in "*Objects of the Offer – Offer Related Expenses*" on page 187.

Rights of the Equity Shareholders

Subject to applicable laws, rules, regulations and guidelines and the Articles of Association, our equity Shareholders shall have the following rights:

- Right to receive dividends, if declared;
- Right to attend general meetings and exercise voting rights, unless prohibited by law;
- Right to vote on a poll either in person or by proxy, in accordance with the provisions of the Companies Act;
- Right to receive offers for rights shares and be allotted bonus shares, if announced;
- Right to receive surplus on liquidation, subject to any statutory and preferential claim being satisfied;
- Right of free transferability, subject to applicable laws including any RBI rules and regulations; and
- Such other rights, as may be available to a shareholder of a listed public company under the Companies Act, the Listing Regulations and the Articles of Association of our Company.

For a detailed description of the main provisions of the Articles of Association of our Company relating to voting rights, dividend, forfeiture and lien, transfer, transmission and/or consolidation/splitting, see "*Description of Equity Shares and Terms of Articles of Association*" on page 589.

Allotment only in dematerialised form

Pursuant to Section 29 of the Companies Act, 2013 the Equity Shares shall be Allotted only in dematerialised form. As per the SEBI ICDR Regulations, the trading of the Equity Shares shall only be in dematerialised form on the Stock Exchanges. In this context, our Company has entered into the following agreements with the respective Depositories and Link Intime India Private Limited:

- Tripartite agreement dated November 16, 2021 amongst our Company, NSDL and Link Intime India Private Limited.
- Tripartite agreement dated November 22, 2021 amongst our Company, CDSL and Link Intime India Private Limited.

Market Lot and Trading Lot

Since trading of the Equity Shares is in dematerialised form, the tradable lot is one Equity Share. Allotment in this Offer will be in multiples of one Equity Share subject to a minimum Allotment of [●] Equity Shares to QIBs and RIIs. For NIIs allotment shall not be less than the minimum non-institutional application size. For the method of Basis of Allotment, see "*Offer Procedure*" on page 566.

Joint Holders

Subject to the provisions of the Articles of Association, where two or more persons are registered as the holders of the Equity Shares, they will be deemed to hold such Equity Shares as joint tenants with benefits of survivorship.

Nomination facility to investors

In accordance with Section 72 of the Companies Act, 2013, read with the Companies (Share Capital and Debentures) Rules, 2014, the sole Bidder, or the first Bidder along with other joint Bidders, may nominate any one person in whom, in the event of the death of sole Bidder or in case of joint Bidders, death of all the Bidders,

as the case may be, the Equity Shares Allotted, if any, shall vest. A person, being a nominee, entitled to the Equity Shares by reason of the death of the original holder(s), shall be entitled to the same advantages to which he or she would be entitled if he or she were the registered holder of the Equity Share(s). Where the nominee is a minor, the holder(s) may make a nomination to appoint, in the prescribed manner, any person to become entitled to Equity Share(s) in the event of his or her death during the minority. A nomination shall stand rescinded upon a sale/transfer/alienation of Equity Share(s) by the person nominating. A buyer will be entitled to make a fresh nomination in the manner prescribed. Fresh nomination can be made only on the prescribed form available on request at our Registered and Corporate Office or to the registrar and transfer agents of our Company.

Any person who becomes a nominee by virtue of the provisions of Section 72 of the Companies Act, 2013 shall upon the production of such evidence as may be required by the Board, elect either:

a) to register himself or herself as the holder of the Equity Shares; or
b) to make such transfer of the Equity Shares, as the deceased holder could have made.

Further, the Board may at any time give notice requiring any nominee to choose either to be registered himself or herself or to transfer the Equity Shares, and if the notice is not complied with within a period of 90 days, the Board may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Equity Shares, until the requirements of the notice have been complied with.

Since the Allotment of Equity Shares in the Offer will be made only in dematerialized mode, there is no need to make a separate nomination with our Company. Nominations registered with respective Depository Participant of the Bidder would prevail. If the Bidder wants to change the nomination, they are requested to inform their respective Depository Participant.

Our Company shall comply with such disclosure and accounting norms as may be specified by SEBI from time to time.

Bid/Offer Programme

BID/OFFER OPENS ON	Friday, 15 September 2023 (1)
BID/OFFER CLOSES ON	Wednesday, 20 September 2023 (2)

(1) *Our Company and the Promoter Selling Shareholder in consultation with the BRLMs, may consider participation by Anchor Investors. The Anchor Investor Bid/Offer Period shall be one Working Day prior to the Bid/Offer Opening Date in accordance with the SEBI ICDR Regulations.*

(2) *UPI mandate end time and date shall be at 5:00 pm onthe Bid/Offer Closing Date.*

An indicative timetable in respect of the Offer is set out below:

Event	Indicative Date
Finalisation of Basis of Allotment with the Designated Stock Exchange	On or about Monday, 25 September 2023
Initiation of refunds (if any, for Anchor Investors)/unblocking of funds from ASBA Account*	On or about Friday, 26 September 2023
Credit of Equity Shares to demat accounts of Allottees	On or about Friday, 27 September 2023
Commencement of trading of the Equity Shares on the Stock Exchanges	On or about Friday, 29 September 2023

**In case of any delay in unblocking of amounts in the ASBA Accounts (including amounts blocked through the UPI Mechanism) exceeding four Working Days from the Bid/Offer Closing Date, the Bidder shall be compensated in accordance with the applicable law by the intermediary responsible for causing such delay in unblocking. The BRLMs shall, in their sole discretion, identify and fix the liability on such intermediary or entity responsible for such delay in unblocking. The Bidder shall be compensated in the manner specified in the SEBI RTA Master Circular and SEBI Circular No: SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/76 dated May 30, 2022, which for the avoidance of doubt, shall be deemed to be incorporated in the deemed agreement of the Company with the SCSBs, to the extent applicable and in case of delays in resolving investor grievances in relation to blocking/ unblocking of funds.*

The above timetable, other than the Bid/Offer Closing Date, is indicative and does not constitute any obligation or liability on our Company, the Selling Shareholders or the BRLMs.

Whilst our Company shall ensure that all steps for the completion of the necessary formalities for the listing and the commencement of trading of the Equity Shares on the Stock Exchanges are taken within six Working Days of the Bid/Offer Closing Date, or such other period as may prescribed by SEBI, the timetable may be extended due to various factors, such as extension of the Bid/Offer Period by our Company and the Promoter Selling Shareholder in consultation with the BRLMs, revision of the Price Band or any delay in receiving the final listing and trading approval from the Stock Exchanges. The commencement of trading of the Equity Shares will be entirely at the discretion of the Stock Exchanges and in accordance with the applicable laws. Each of the Selling Shareholders, severally and not jointly, confirm that they shall extend such reasonable support and co-operation required by our Company and the BRLMs for completion of the necessary formalities for listing and commencement of trading of the Equity Shares at the Stock Exchanges within six Working Days from the Bid/Offer Closing Date or such other period as may be prescribed by SEBI.

SEBI is in the process of streamlining and reducing the post issue timeline for IPOs. Any circulars or notifications from SEBI after the date of this Red Herring Prospectus may result in changes to the above mentioned timelines. Further, the offer procedure is subject to change basis any revised SEBI circulars to this effect.

In terms of the UPI Circulars, in relation to the Offer, the Book Running Lead Managers will be required to submit reports of compliance with timelines and activities prescribed by SEBI in connection with the allotment and listing procedure within six Working Days from the Bid/ Offer Closing Date, identifying non-adherence to timelines and processes and an analysis of entities responsible for the delay and the reasons associated with it.

Submission of Bids (other than Bids from Anchor Investors):

Bid/Offer Period (except the Bid/Offer Closing Date)	
Submission and Revision in Bids	Only between 10.00 a.m. and 5.00 p.m. (Indian Standard Time ("**IST**")
Bid/Offer Closing Date*	
Submission and Revision in Bids	Only between 10.00 a.m. and 3.00 p.m. IST

** UPI mandate end time and date shall be at 5:00 pm on Bid/Offer Closing Date.*

On the Bid/ Offer Closing Date, the Bids shall be uploaded until:

(i) 4.00 p.m. IST in case of Bids by QIBs and Non-Institutional Bidders, and
(ii) until 5.00 p.m. IST or such extended time as permitted by the Stock Exchanges, in case of Bids by RIBs.

On Bid/Offer Closing Date, extension of time may be granted by Stock Exchanges only for uploading Bids received by Retail Individual Bidders, after taking into account the total number of Bids received and as reported by the BRLMs to the Stock Exchanges.

It is clarified that Bids not uploaded on the electronic bidding system or in respect of which the full Bid Amount is not blocked by SCSBs or not blocked under the UPI Mechanism in the relevant ASBA Account, as the case may be, would be rejected.

Due to limitation of time available for uploading the Bids on the Bid/Offer Closing Date, Bidders are advised to submit their Bids one day prior to the Bid/Offer Closing Date. Any time mentioned in this Red Herring Prospectus is IST. Bidders are cautioned that, in the event a large number of Bids are received on the Bid/Offer Closing Date, some Bids may not get uploaded due to lack of sufficient time. Such Bids that cannot be uploaded will not be considered for allocation under this Offer. Bids will be accepted only during Working Days.

The Registrar to the Offer shall submit the details of cancelled/withdrawn/deleted applications to the SCSB's on daily basis within 60 minutes of the Bid closure time from the Bid/ Offer Opening Date till the Bid/Offer Closing Date by obtaining the same from the Stock Exchanges. The SCSB's shall unblock such applications by the closing hours of the Working Day and submit the confirmation to the Book Running Lead Managers and the Registrar to the Offer not later than the next working day from the finalization of basis of allotment by the Registrar to the Offer, as per the format prescribed in SEBI circular no. SEBI/HO/CFD/DIL2/CIR/P/2021/2480/1/M dated March 16, 2021 and SEBI circular no. SEBI/HO/CFD/DIL2/CIR/P/2022/51 dated April 20, 2022.

To avoid duplication, the facility of re-initiation provided to Syndicate Members shall preferably be allowed only once per bid/batch and as deemed fit by the Stock Exchanges, after closure of the time for uploading Bids.

Investors may please note that as per letter no. List/SMD/SM/2006 dated July 3, 2006 and letter no. NSE/IPO/25101-6 dated July 6, 2006 issued by BSE and NSE respectively, Bids and any revision in Bids shall not be accepted on Saturdays and public holidays as declared by the Stock Exchanges. Bids by ASBA Bidders shall be uploaded by the relevant Designated Intermediary in the electronic system to be provided by the Stock Exchanges. None among our Company and the Selling Shareholders or any member of the Syndicate is liable for any failure in (i) uploading the Bids due to faults in any software/ hardware system or otherwise; and (ii) the blocking of Bid Amount in the ASBA Account on receipt of instructions from the Sponsor Banks on account of any errors, omissions or non-compliance by various parties involved in, or any other fault, malfunctioning or breakdown in, or otherwise, in the UPI Mechanism.

Our Company and the Promoter Selling Shareholder in consultation with the BRLMs reserves the right to revise the Price Band during the Bid/Offer Period. The revision in the Price Band shall not exceed 20% on either side, i.e. the Floor Price can move up or down to the extent of 20% of the Floor Price and the Cap Price will be revised accordingly, subject to Cap Price price being at least 105% of the Floor Price. In case of any discrepancy in the data entered in the electronic book vis-à-vis the data contained in the Bid cum Application Form for a particular Bidder, the details as per the Bid file received from the Stock Exchanges shall be taken as the final data for the purpose of Allotment. The Floor Price shall not be less than the face value of the Equity Shares.

In case of revision in the Price Band, the Bid/Offer Period shall be extended for at least three additional Working Days after such revision, subject to the Bid/Offer Period not exceeding 10 Working Days. In cases of force majeure, banking strike or similar circumstances, our Company and the Promoter Selling Shareholder in consultation with the BRLMs, for reasons to be recorded in writing, extend the Bid/Offer Period for a minimum of three Working Days, subject to the Bid/ Offer Period not exceeding 10 Working Days. Any revision in Price Band, and the revised Bid/Offer Period, if applicable, shall be widely disseminated by notification to the Stock Exchanges, by issuing a press release and also by indicating the change on the terminals of the Syndicate Members and by intimation to the Designated Intermediaries.

In case of discrepancy in data entered in the electronic book vis-vis data contained in the Bid cum Application Form for a particular Bidder, the details as per the Bid file received from the Stock Exchanges shall be taken as the final data for the purpose of Allotment.

Minimum Subscription

If our Company does not receive the minimum subscription in the Offer equivalent to at least 10% post Offer paid up Equity Share capital of our Company (the minimum number of securities as specified under Rule 19(2)(b) of the SCRR), including through devolvement of Underwriters, as applicable, within 60 days from the date of Bid/ Offer Closing Date on the date of closure of the Offer or; the minimum subscription of 90% of the Fresh Issue on the date of closure of the Offer; or withdrawal of applications; or after technical rejections; or if the listing or trading permission is not obtained from the Stock Exchanges for the Equity Shares so offered under the offer document, our Company shall forthwith refund the entire subscription amount received. In terms of the SEBI RTA Master Circular, our Company shall within four days from the closure of the Offer, refund the subscription amount received in case of non – receipt of minimum subscription or in case our Company fails to obtain listing or trading permission from the Stock Exchanges for the Equity Shares. If there is a delay beyond the prescribed time, the Selling Shareholders, to the extent applicable, and our Company shall pay interest prescribed under the applicable law. In the event of an undersubscription in the Offer, Equity Shares offered pursuant to the Fresh Issue shall be allocated in the Fresh Issue prior to the Equity Shares offered pursuant to the Offer for Sale.

In the event of under-subscription in the Offer, the Equity Shares will be Allotted in the following order:
(i) such number of Equity Shares will first be Allotted by our Company such that 90% of the Fresh Issue portion is subscribed;
(ii) upon (i), all the Equity Shares held by the Selling Shareholders and offered for sale in the Offer for Sale will be Allotted (in proportion to the Offered Shares being offered by each Selling Shareholder to the aggregate Offered Shares in the Offer for Sale); and

(iii) once Equity Shares have been Allotted as per (i) and (ii) above, such number of Equity Shares will be Allotted by our Company towards the balance 10% of the Fresh Issue portion.

The Selling Shareholders shall, severally and not jointly, reimburse, in proportion to the portion of its Offered Shares, any expenses and interest incurred by our Company on behalf of such Selling Shareholder for any delays in making refunds as required under the Companies Act and any other applicable law, provided that such Selling Shareholder shall not be responsible or liable for payment of such expenses or interest, unless such delay is solely and directly attributable to an act or omission of such Selling Shareholder.

Further, in terms of Regulation 49(1) of the SEBI ICDR Regulations, our Company shall ensure that the number of Bidders to whom the Equity Shares will be Allotted will be not less than 1,000.

Arrangements for Disposal of Odd Lots

There are no arrangements for disposal of odd lots since our Equity Shares will be traded in dematerialised form only and market lot for our Equity Shares will be one Equity Share.

New Financial Instruments

Our Company is not issuing any new financial instruments through this Offer.

Restrictions, if any on Transfer and Transmission of Equity Shares

Except for lock-in of the pre-Offer capital of our Company, lock-in of the Promoters' minimum contribution under the SEBI ICDR Regulations and the Anchor Investor lock-in as provided in "*Capital Structure*" on page 167 and except as provided under the Articles of Association, there are no restrictions on transfer of the Equity Shares. Further, there are no restrictions on transmission of any shares of our Company and on their consolidation or splitting, except as provided in the Articles of Association. For details, see "*Description of Equity Shares and Terms of Articles of Association*" beginning on page 589.

Withdrawal of the Offer

Our Company and the Promoter Selling Shareholder, in consultation with the BRLMs, reserves the right not to proceed with the Fresh Issue and the Selling Shareholders, reserve the right not to proceed with the Offer for Sale, in whole or in part thereof, to the extent of the Offered Shares, after the Bid/ Offer Opening Date but before the Allotment. In such an event, our Company would issue a public notice in the newspapers in which the pre-Offer advertisements were published, within two days of the Bid/ Offer Closing Date or such other time as may be prescribed by SEBI, providing reasons for not proceeding with the Offer and inform the Stock Exchanges promptly on which the Equity Shares are proposed to be listed. The BRLMs, through the Registrar to the Offer, shall notify the SCSBs and the Sponsor Banks, to unblock the bank accounts of the ASBA Bidders within one Working Day from the date of receipt of such notification and also inform the Bankers to the Offer to process refunds to the Anchor Investors, as the case may be. The notice of withdrawal will be issued in the same newspapers where the pre-Offer advertisements have appeared and the Stock Exchanges will also be informed promptly.

If our Company and the Selling Shareholders, in consultation with the BRLMs withdraw the Offer at any stage and thereafter determines that it will proceed with an issue of the Equity Shares, our Company shall file a fresh draft red herring prospectus with SEBI. Notwithstanding the foregoing, this Offer is also subject to obtaining (i) the final listing and trading approvals of the Stock Exchanges, which our Company shall apply for after Allotment; and (ii) the filing of the Prospectus with the RoC. If Allotment is not made within the prescribed time period under applicable law, the entire subscription amount received will be refunded/unblocked within the time prescribed under applicable law.

OFFER STRUCTURE

Offer of up to [●] Equity Shares for cash at a price of ₹ [●] per Equity Share (including a premium of ₹[●] per Equity Share) aggregating to ₹ [●] million comprising of a Fresh Issue of up to [●] Equity Shares aggregating up to ₹ 6,020.00 million by our Company and an Offer for Sale of up to 12,183,099 Equity Shares aggregating up to ₹[●] million by the Selling Shareholders. The Offer shall constitute [●] % of the post-Offer paid-up Equity Share capital of our Company.

Our Company, in consultation with the BRLMs, has undertaken a Pre-IPO Placement of ₹ 620.14 million, by way of rights issue and alloted 2,627,697 Equity Shares to THCL. The size of the Fresh Issue aggregating up to ₹ 7,500.00 million has been reduced by ₹ 1,480.00 million (including the Pre-IPO Placement) and accordingly, the size of the Fresh Issue is for an aggregate amount of up to ₹ 6,020.00 million.

The face value of the Equity Shares is ₹ 1 each. The Offer is being made through the Book Building Process.

Particulars	QIBs[(1)]	Non-Institutional Bidders	Retail Individual Bidders
Number of Equity Shares available for allocation *[(2)]	Not less than [●] Equity Shares	Not more than [●] Equity Shares available for allocation or Offer less allocation to QIB Bidders and RIBs	Not more than [●] Equity Shares available for allocation or Offer less allocation to QIB Bidders and Non Institutional Bidders
Percentage of Offer size available for Allotment/ allocation	Not less than 75% of the Offer shall be Allotted to QIB Bidders. However, up to 5% of the QIB Portion (excluding Anchor Investor Portion) will be available for allocation proportionately to Mutual Funds only. Mutual Funds participating in the Mutual Fund Portion will also be eligible for allocation in the remaining QIB Portion. The unsubscribed portion in the Mutual Fund Portion will be available for allocation to QIBs	Not more than 15% of the Offer or the Offer less allocation to QIB Bidders and RIBs shall be available for allocation, of which one-third of the Non-Institutional Portion shall be reserved for applicants with an application size of more than ₹0.20 million and up to ₹1.00 million and two-thirds of the Non-Institutional Portion shall be reserved for applicants with an application size of more than ₹1.00 million and under-subscription in either of these two sub-categories of Non-Institutional Portion may be allocated to applicants in the other sub-category of Non-Institutional Portion in accordance with SEBI ICDR Regulations, subject to valid Bids being received at or above the Offer Price.	Not more than 10% of the Offer or Offer less allocation to QIB Bidders and Non-Institutional Bidders will be available for allocation.
Basis of Allotment/ allocation if respective category is oversubscribed *	Proportionate as follows (excluding the Anchor Investor Portion): (a) up to [●] Equity Shares shall be available for allocation on a proportionate basis to Mutual Funds only; and (b) [●] Equity Shares shall be available for allocation on a proportionate basis to all QIBs, including Mutual Funds receiving allocation as per (a) above. Up to [●] Equity Shares may be allocated on a discretionary basis to Anchor Investors of which one-third shall be available for allocation to Mutual Funds only, subject to valid Bid received from Mutual Funds at or above the	The allotment of specified securities to each Non-Institutional Bidder shall not be less than the minimum application size, subject to availability in the Non-Institutional Portion, and the remainder, if any, shall be allotted on a proportionate basis in accordance with the conditions specified in the SEBI ICDR Regulations.	Allotment to each Retail Individual Bidder shall not be less than the minimum Bid lot, subject to availability of Equity Shares in the Retail Portion and the remaining available Equity Shares is any, shall be allotted on a proportionate basis. For details see, *"Offer Procedure"* on page 566

Particulars	QIBs[1]	Non-Institutional Bidders	Retail Individual Bidders
	Anchor Investor Allocation Price.		
Minimum Bid	Such number of Equity Shares and in multiples of [●] Equity Shares so that the Bid Amount exceeds ₹200,000	Such number of Equity Shares and in multiples of [●] Equity Shares so that the Bid Amount exceeds ₹200,000	[●] Equity Shares
Maximum Bid	Such number of Equity Shares in multiples of [●] Equity Shares so that the Bid does not exceed the size of the Offer, subject to applicable limits	Such number of Equity Shares in multiples of [●] Equity Shares so that the Bid does not exceed the size of the Offer (excluding the QIB Portion), subject to applicable limits	Such number of Equity Shares in multiples of [●] Equity Shares so that the Bid Amount does not exceed ₹200,000
Mode of Allotment	Compulsorily in dematerialized form		
Bid Lot	[●] Equity Shares and in multiples of [●] Equity Shares thereafter		
Allotment Lot	[●] Equity Shares and thereafter in multiples of [●] Equity Share thereafter for QIBs and RIIs. For NIIs allotment shall not be less than the minimum non-institutional application size.		
Trading Lot	One Equity Share		
Who can apply[3]	Public financial institutions as specified in Section 2(72) of the Companies Act 2013, scheduled commercial banks, mutual funds registered with SEBI, FPIs (other than individuals, corporate bodies and family offices), VCFs, AIFs, FVCIs registered with SEBI, multilateral and bilateral development financial institutions, state industrial development corporation, insurance company registered with IRDAI, provident fund with minimum corpus of ₹250 million, pension fund with minimum corpus of ₹250 million registered with the Pension Fund Regulatory and Development Authority established under sub-section (1) of section 3 of the Pension Fund Regulatory and Development Authority Act, 2013, National Investment Fund set up by the Government, insurance funds set up and managed by army, navy or air force of the Union of India, insurance funds set up and managed by the Department of Posts, India and Systemically Important NBFCs.	Resident Indian individuals, Eligible NRIs on a non-repatriable basis, HUFs (in the name of Karta), companies, corporate bodies, scientific institutions, societies, trusts and any individuals, corporate bodies and family offices including FPIs which are individuals, corporate bodies and family offices which are re-categorised as Category II FPIs and registered with SEBI.	Resident Indian individuals, Eligible NRIs and HUFs (in the name of Karta)
Terms of Payment	**In case of Anchor Investors**: Full Bid Amount shall be payable by the Anchor Investors at the time of submission of their Bids[4] **In case of all other Bidders**: Full Bid Amount shall be blocked in the bank account of the ASBA Bidder (other than Anchor Investors) or by the Sponsor Banks through the UPI Mechanism (for RIBs using the UPI Mechanism) that is specified in the ASBA Form at the time of submission of the ASBA Form		
Mode of Bidding	Through ASBA process only (excluding the UPI Mechanism) (except in case of Anchor Investors)	Through ASBA process only (including the UPI Mechanism for Bids up to ₹ 500,000).	Through ASBA process only (including the UPI Mechanism).

* *Assuming full subscription in the Offer*

^ *SEBI vide its circular no. SEBI/HO/CFD/DIL2/P/CIR/2022/75 dated May 30, 2022, has mandated that ASBA applications in public issues shall be processed only after the application monies are blocked in the investor's bank accounts. Accordingly, Stock Exchanges shall, for all categories of investors viz. RIB, QIB, NII and other reserved categories and also for all modes through which the applications are processed, accept the ASBA applications in their electronic book building platform only with a mandatory confirmation on the application monies blocked.*

(1) *Our Company and the Promoter Selling Shareholder, in consultation with the BRLMs, may allocate up to 60% of the QIB Portion to Anchor Investors at the price at which allocation is made to Anchor Investors, on a discretionary basis, subject to there being (i) a maximum of two Anchor Investors, where allocation in the Anchor Investor Portion is up to ₹ 100 million, (ii) minimum of two and maximum of 15 Anchor Investors, where the allocation under the Anchor Investor Portion is more than ₹ 100 million but up to ₹ 2,500 million under the Anchor Investor Portion, subject to a minimum Allotment of ₹ 50 million per Anchor Investor, and (iii) in case of allocation above ₹ 2,500 million under the Anchor Investor Portion, a minimum of five such investors and a maximum of 15 Anchor Investors for allocation up to ₹ 2,500 million, and an additional 10 Anchor Investors for every additional ₹ 2,500 million or part thereof will be permitted, subject to minimum allotment of ₹50 million per Anchor Investor. An Anchor Investor will make a minimum Bid of*

such number of Equity Shares, that the Bid Amount is at least ₹100 million. One- third of the Anchor Investor Portion will be reserved for domestic Mutual Funds, subject to valid Bids being received at or above the price at which allocation is made to Anchor Investors, which price shall be determined by our Company in consultation with the BRLMs.

(2) *Subject to valid Bids being received at or above the Offer Price. The Offer is being made in accordance with Rule 19(2)(b) of the SCRR and under Regulation 6(2) of the SEBI ICDR Regulations.*

(3) *If the Bid is submitted in joint names, the Bid cum Application Form should contain only the name of the first Bidder whose name should also appear as the first holder of the depository account held in joint names. The signature of only the first Bidder would be required in the Bid cum Application Form and such first Bidder would be deemed to have signed on behalf of the joint holders. Bidders will be required to confirm and will be deemed to have represented to our Company, the Selling Shareholders, the Underwriters, their respective directors, officers, agents, affiliates and representatives that they are eligible under applicable law, rules, regulations, guidelines and approvals to acquire the Equity Shares.*

(4) *Full Bid Amount shall be payable by the Anchor Investors at the time of submission of the Anchor Investor Application Forms provided that any difference between the Anchor Investor Allocation Price and the Anchor Investor Offer Price shall be payable by the Anchor Investor Pay-In Date as indicated in the CAN. Bidders will be required to confirm and will be deemed to have represented to our Company, the Selling Shareholders, the Underwriters, their respective directors, officers, agents, affiliates and representatives that they are eligible under applicable law, rules, regulations, guidelines and approvals to acquire the Equity Shares.*

The Bids by FPIs with certain structures as described under "*Offer Procedure – Bids by FPIs*" on page 573 and having same PAN may be collated and identified as a single Bid in the Bidding process. The Equity Shares Allocated and Allotted to such successful Bidders (with same PAN) may be proportionately distributed.

Subject to valid Bids being received at or above the Offer Price, undersubscription, if any, in any category except the QIB Portion, would be allowed to be met with spill-over from any other category or a combination of categories at the discretion of our Company, in consultation with the BRLMs, and the Designated Stock Exchange. However, under-subscription, if any, in the QIB Portion will be allowed to be met with spill over from other categories or a combination of categories. Under subscription, if any, in any category except the QIB Portion, would be allowed to be met with spill-over from any other category or combination of categories at the discretion of the Company, the BRLMs and the Designated Stock Exchange. For further details, see, "*Terms of the Offer*" on page 557.

OFFER PROCEDURE

*All Bidders should read the General Information Document for Investing in Public Issues prepared and issued in accordance with the circular no. SEBI/HO/CFD/DIL1/CIR/P/2020/37 dated March 17, 2020 and the UPI Circulars (the "**General Information Document**") which highlights the key rules, processes and procedures applicable to public issues in general in accordance with the provisions of the Companies Act, the SCRA, the SCRR and the SEBI ICDR Regulations which is part of the abridged prospectus accompanying the Bid cum Application Form. The General Information Document is available on the websites of the Stock Exchanges and the BRLMs. Please refer to the relevant provisions of the General Information Document which are applicable to the Offer.*

Additionally, all Bidders may refer to the General Information Document for information in relation to (i) Category of investors eligible to participate in the Offer; (ii) maximum and minimum Bid size; (iii) price discovery and allocation; (iv) Payment Instructions for ASBA Bidders/Applicants; (v)Issuance of CAN and allotment in the Offer; (vi) General instructions (limited to instructions for completing the Bid Form); (vii) Submission of Bid cum Application Form; (viii) Other Instructions (limited to joint bids in cases of individual, multiple bids and instances when an application would be rejected on technical grounds); (ix) applicable provisions of the Companies Act, 2013 relating to punishment for fictitious applications; (x) mode of making refunds; (xi) Designated Date; (xii) interest in case of delay in allotment or refund; and (xiii) disposal of applications.

*SEBI vide its circular no. SEBI/HO/CFD/DIL2/CIR/P/2018/138 dated November 1, 2018 read with its circular no. SEBI/HO/CFD/DIL2/CIR/P/2019/50 dated April 3, 2019, as superseded by the SEBI RTA Master Circular (to the extent applicable), has introduced an alternate payment mechanism using Unified Payments Interface ("**UPI**") and consequent reduction in timelines for listing in a phased manner. From January 1, 2019, the UPI Mechanism for RIBs applying through Designated Intermediaries was made effective along with the existing process and existing timeline of T+6 days. ("**UPI Phase I**"). The UPI Phase I was effective till June 30, 2019.*

*With effect from July 1, 2019, SEBI vide its circular no. SEBI/HO/CFD/DIL2/CIR/P/2019/76 dated June 28, 2019, read with circular bearing number SEBI/HO/CFD/DIL2/CIR/P/2019/85 dated July 26, 2019 with respect to Bids by RIBs through Designated Intermediaries (other than SCSBs), as superseded by the SEBI RTA Master Circular (to the extent applicable), the existing process of physical movement of forms from such Designated Intermediaries to SCSBs for blocking of funds has been discontinued and only the UPI Mechanism for such Bids with existing timeline of T+6 days was mandated for a period of three months or launch of five main board public issues, whichever is later ("**UPI Phase II**"). Subsequently, however, SEBI vide its circular no. SEBI/HO/CFD/DIL2/CIR/P/2020/50 dated March 30, 2020, as superseded by the SEBI RTA Master Circular (to the extent applicable), extended the timeline for implementation of UPI Phase II till further notice. Pursuant to SEBI circular SEBI/HO/CFD/TPD1/CIR/P/2023/140 dated August 9, 2023, the final reduced timeline of T+3 days using the UPI Mechanism for applications by UPI Bidders ("**UPI Phase III**") has been made voluntary for public issues opening on or after September 1, 2023, and mandatory for public issues opening on or after December 1, 2023. Accordingly, the Offer will be made under UPI Phase II, subject to the timing of the Offer and any circulars, clarification or notification issued by the SEBI from time to time, including with respect to SEBI circular SEBI/HO/CFD/TPD1/CIR/P/2023/140 dated August 9, 2023. Further, SEBI vide its circular no. SEBI/HO/CFD/DIL2/CIR/P/2021/2480/1/M dated March 16, 2021, as amended pursuant to SEBI circular no. SEBI/HO/CFD/DIL2/P/CIR/2021/570 dated June 2, 2021 and SEBI circular no. SEBI/HO/CFD/DIL2/CIR/P/2022/51 dated April 20, 2022 ("**UPI Streamlining Circulars**"), as superseded by the SEBI RTA Master Circular (to the extent applicable), has introduced certain additional measures for streamlining the process of initial public offers and redressing investor grievances. This circular is effective for initial public offers opening on or after May 1, 2021, except as amended pursuant to SEBI circular no. SEBI/HO/CFD/DIL2/P/CIR/2021/570 dated June 2, 2021 and SEBI circular no. SEBI/HO/CFD/DIL2/CIR/P/2022/51 dated April 20, 2022 ("**UPI Streamlining Circulars**"), as superseded by the SEBI RTA Master Circular (to the extent applicable), and the provisions of this circular, as amended, are deemed to form part of this Red Herring Prospectus. Furthermore, pursuant to SEBI circular no. SEBI/HO/CFD/DIL2/P/CIR/P/2022/45 dated April 5, 2022, all individual bidders in initial public offerings (opening on or after May 1, 2022) whose application sizes are up to ₹500,000 shall use the UPI Mechanism and pursuant to SEBI circular no. SEBI/HO/CFD/DIL2/P/CIR/2022/75 dated May 30, 2022, applications made using*

the ASBA facility in initial public offerings (opening on or after September 1, 2022) shall be processed only after application monies are blocked in the bank accounts of investors (all categories).

In case of any delay in unblocking of amounts in the ASBA Accounts (including amounts blocked through the UPI Mechanism) exceeding four Working Days from the Bid/Offer Closing Date, the Bidder shall be compensated at a uniform rate of ₹100 per day for the entire duration of delay exceeding four Working Days from the Bid/Offer Closing Date by the intermediary responsible for causing such delay in unblocking. The BRLMs shall, in their sole discretion, identify and fix the liability on such intermediary or entity responsible for such delay in unblocking.

Our Company, the Selling Shareholders and the BRLMs do not accept any responsibility for the completeness and accuracy of the information stated in this section and are not liable for any amendment, modification or change in the applicable law which may occur after the date of this Red Herring Prospectus. Bidders are advised to make their independent investigations and ensure that their Bids are submitted in accordance with applicable laws and do not exceed the investment limits or maximum number of the Equity Shares that can be held by them under applicable law or as specified in this Red Herring Prospectus and the Prospectus.

Further, our Company and the Syndicate are not liable for any adverse occurrences consequent to the implementation of the UPI Mechanism for application in this Offer.

Book Building Procedure

This Offer is being made in terms of Rule 19(2)(b) of the SCRR through the Book Building Process and in compliance with Regulation 6(2) of the SEBI ICDR Regulations, wherein not less than 75% of the Offer shall be available for allocation on a proportionate basis to QIBs, provided that our Company and the Promoter Selling Shareholder may, in consultation with the BRLMs, allocate up to 60% of the QIB Portion to Anchor Investors on a discretionary basis in accordance with the SEBI ICDR Regulations, of which one-third shall be reserved for domestic Mutual Funds, subject to valid Bids being received from the domestic Mutual Funds at or above the Anchor Investor Allocation Price. In the event of under-subscription, or non-allocation in the Anchor Investor Portion, the balance Equity Shares shall be added to the QIB Portion. Further, 5% of the Net QIB Portion shall be available for allocation on a proportionate basis only to Mutual Funds, and the remainder of the Net QIB Portion shall be available for allocation on a proportionate basis to all QIBs (other than Anchor Investors), including Mutual Funds, subject to valid Bids being received at or above the Offer Price. However, if the aggregate demand from Mutual Funds is less than 5% of the Net QIB Portion, the balance Equity Shares available for allocation in the Mutual Fund Portion will be added to the remaining Net QIB Portion for proportionate allocation to QIBs. Further, not more than 15% of the Offer shall be available for allocation on a proportionate basis to Non-Institutional Bidders, of which (a) one-third portion shall be reserved for applicants with application size of more than ₹200,000 and up to ₹1,000,000; and (b) two-thirds portion shall be reserved for applicants with application size of more than ₹1,000,000, provided that the unsubscribed portion in either of such sub-categories may be allocated to applicants in the other sub-category and not more than 10% of the Offer shall be available for allocation to Retail Individual Bidders, in accordance with the SEBI ICDR Regulations, subject to valid Bids being received from them at or above the Offer Price.

Under-subscription, if any, in any category, except in the QIB Portion, would be allowed to be met with spill over from any other category or combination of categories of Bidders at the discretion of our Company and the Promoter Selling Shareholder, in consultation with the BRLMs the Designated Stock Exchange subject to receipt of valid Bids received at or above the Offer Price. Under-subscription, if any, in the QIB Portion, would not be allowed to be met with spill-over from any other category or a combination of categories.

The Equity Shares, on Allotment, shall be traded only in the dematerialized segment of the Stock Exchanges.

Bidders should note that the Equity Shares will be Allotted to all successful Bidders only in dematerialised form. The Bid cum Application Forms which do not have the details of the Bidders' depository account, including DP ID, Client ID, PAN and UPI ID, for UPI Bidders, shall be treated as incomplete and will be rejected. Bidders will not have the option of being Allotted Equity Shares in physical form. However, they

may get the Equity Shares rematerialized subsequent to Allotment of the Equity Shares in the Offer, in compliance with applicable laws.

Phased implementation of Unified Payments Interface

SEBI has issued the UPI Circulars in relation to streamlining the process of public issue of inter alia, equity shares. Pursuant to the UPI Circulars, the UPI Mechanism has been introduced in a phased manner as a payment mechanism (in addition to mechanism of blocking funds in the account maintained with SCSBs under ASBA) for applications by RIBs through Designated Intermediaries with the objective to reduce the time duration from public issue closure to listing from six Working Days to up to three Working Days. Considering the time required for making necessary changes to the systems and to ensure complete and smooth transition to the UPI payment mechanism, the UPI Circulars have introduced the UPI Mechanism in three phases in the following manner:

Phase I: This phase was applicable from January 1, 2019, until March 31, 2019 or floating of five main board public issues, whichever was later. Subsequently, the timeline for implementation of Phase I was extended till June 30, 2019. Under this phase, a RIB had the option to submit the ASBA Form with any of the Designated Intermediary and use his/ her UPI ID for the purpose of blocking of funds. The time duration from public issue closure to listing continued to be six Working Days.

Phase II: This phase has become applicable from July 1, 2019, and was to initially continue for a period of three months or floating of five main board public issues, whichever is later. SEBI vide its circular no. SEBI/HO/CFD/DCR2/CIR/P/2019/133 dated November 8, 2019, decided to extend the timeline for implementation of UPI Phase II until March 31, 2020. Subsequently, SEBI vide its circular no. SEBI/HO/CFD/DIL2/CIR/P/2020/50 dated March 30, 2020 extended the timeline for implementation of UPI Phase II till further notice. Under this phase, submission of the ASBA Form by RIBs through Designated Intermediaries (other than SCSBs) to SCSBs for blocking of funds has been discontinued and replaced by the UPI Mechanism. However, the time duration from public issue closure to listing continues to be six Working Days during this phase.

Phase III: Pursuant to T+3 press release by SEBI, the revised timeline of T+3 days shall be made applicable in two phases, i.e., (i) voluntary for all public issues opening on or after September 1, 2023; and (ii) mandatory on or after December 1, 2023. In this phase, the time duration from public issue closure to listing would be reduced to three Working Days. Accordingly, upon commencement of Phase III, the reduced time duration shall be applicable for the Offer.

Pursuant to the UPI Streamlining Circulars, SEBI has set out specific requirements for redressal of investor grievances for applications that have been made through the UPI Mechanism. The requirements of the UPI Streaming Circulars include, appointment of a nodal officer by the SCSB and submission of their details to SEBI, the requirement for SCSBs to send SMS alerts for the blocking and unblocking of UPI mandates, the requirement for the Registrar to submit details of cancelled, withdrawn or deleted applications, and the requirement for the bank accounts of unsuccessful Bidders to be unblocked no later than one day from the date on which the Basis of Allotment is finalised. Failure to unblock the accounts within the timeline would result in the SCSBs being penalised under the relevant securities law. Additionally, if there is any delay in the redressal of investors' complaints, the relevant SCSB as well as the post – Offer BRLM will be required to compensate the concerned investor.

The Offer will be made under UPI Phase II of the UPI Circular, unless UPI Phase III of the UPI Circular becomes effective and applicable on or prior to the Bid/Offer Opening Date. If the Offer is made under UPI Phase III of the UPI Circular, the same will be advertised in all editions of Financial Express, all editions of Jansatta and regional edition of Navshakti (which are widely circulated English daily, Hindi daily and Marathi newspapers, respectively, Marathi also being the regional language of Maharashtra, where our Registered Office is located) on or prior to the Bid/Offer Opening Date and such advertisement shall also be made available to the Stock Exchanges for the purpose of uploading on their websites.

All SCSBs offering the facility of making applications in public issues shall also provide the facility to make application using UPI. The Company will be required to appoint one of the SCSBs as a Sponsor Banks to act as a

conduit between the Stock Exchanges and NPCI in order to facilitate collection of requests and/ or payment instructions of the UPI Bidders.

The processing fees for applications made by UPI Bidders may be released to the remitter banks (SCSBs) only after such banks make an application and provide a written confirmation on compliance with SEBI RTA Master Circular. Further, pursuant to SEBI Circular No: SEBI/HO/CFD/DIL2/CIR/P/2022/45 dated April 5, 2022, all individual investors applying in public issues where the application amount is up to ₹500,000 shall use UPI and shall also provide their UPI ID in the Bid cum Application Form submitted with any of the entities mentioned herein below:

i. a syndicate member;
ii. a stock broker registered with a recognised stock exchange (and whose name is mentioned on the website of the stock exchange as eligible for this activity);
iii. a depository participant (whose name is mentioned on the website of the stock exchange as eligible for this activity);
iv. a registrar to an issue and share transfer agent (whose name is mentioned on the website of the stock exchange as eligible for this activity).

For further details, refer to the General Information Document available on the websites of the Stock Exchanges and the BRLMs.

Pursuant to SEBI circular SEBI/HO/CFD/TPD1/CIR/P/2023/140 dated August 9, 2023, the final reduced timeline of T+3 days using the UPI Mechanism for applications by UPI Bidders ("**UPI Phase III**") has been made voluntary for public issues opening on or after September 1, 2023, and mandatory for public issues opening on or after December 1, 2023. Accordingly, the Offer will be made under UPI Phase II, subject to the timing of the Offer and any circulars, clarification or notification issued by the SEBI from time to time, including with respect to SEBI circular SEBI/HO/CFD/TPD1/CIR/P/2023/140 dated August 9, 2023.

Electronic registration of Bids

a) The Designated Intermediary may register the Bids using the online facilities of the Stock Exchanges. The Designated Intermediaries can also set up facilities for off-line electronic registration of Bids, subject to the condition that they may subsequently upload the off-line data file into the online facilities for Book Building on a regular basis before the closure of the Offer.

b) On the Bid/Offer Closing Date, the Designated Intermediaries may upload the Bids till such time as may be permitted by the Stock Exchanges and as disclosed in this Red Herring Prospectus.

c) Only Bids that are uploaded on the Stock Exchanges Platform are considered for allocation/Allotment. The Designated Intermediaries are given till 1:00 pm on the next Working Day following the Bid/ Offer Closing Date to modify select fields uploaded in the Stock Exchanges' Platform during the Bid/ Offer Period after which the Stock Exchange(s) send the bid information to the Registrar to the Offer for further processing.

Bid cum Application Form

Copies of the Bid cum Application Form (other than for Anchor Investors) and the abridged prospectus will be available with the Designated Intermediaries at the Bidding Centres, and our Registered Office. An electronic copy of the Bid cum Application Form will also be available for download on the websites of NSE (www.nseindia.com) and BSE (www.bseindia.com) at least one day prior to the Bid/Offer Opening Date.

Copies of the Anchor Investor Application Form will be available with the BRLMs.

All Bidders (other than Anchor Investors) shall mandatorily participate in the Offer only through the ASBA process. Anchor Investors are not permitted to participate in the Offer through the ASBA process. The UPI Bidders can additionally Bid through the UPI Mechanism.

UPI Bidders must provide the valid UPI ID in the relevant space provided in the Bid cum Application Form and the Bid cum Application Form that does not contain the UPI ID are liable to be rejected.

Investors must ensure that their PAN is linked with Aadhaar and are in compliance with CBDT notification dated Feb 13, 2020 and press release dated June 25, 2021.

ASBA Bidders (using UPI Mechanism) must provide bank account details and authorisation to block funds in their respective ASBA Accounts in the relevant space provided in the ASBA Form and the ASBA Forms that do not contain such details are liable to be rejected or the UPI ID, as applicable, in the relevant space provided in the ASBA Form.

ASBA Bidders shall ensure that the Bids are made on ASBA Forms bearing the stamp of the Designated Intermediary, submitted at the Bidding Centres only (except in case of electronic ASBA Forms) and the ASBA Forms not bearing such specified stamp are liable to be rejected. UPI Bidders may submit their ASBA Forms, including details of their UPI IDs, with the Syndicate, Sub-Syndicate members, Registered Brokers, RTAs or CDPs. UPI Bidders authorising an SCSB to block the Bid Amount in the ASBA Account. UPI Bidders may also submit their ASBA Forms with the SCSBs (except UPI Bidders). ASBA Bidders must ensure that the ASBA Account has sufficient credit balance such that an amount equivalent to the full Bid Amount can be blocked by the SCSB or the Sponsor Banks, as applicable at the time of submitting the Bid. In order to ensure timely information to Bidders, SCSBs are required to send SMS alerts to investors intimating them about Bid Amounts blocked/ unblocked. For all IPOs opening on or after September 1, 2022, as specified in SEBI circular no. SEBI/HO/CFD/DIL2/P/CIR/2022/75 dated May 30, 2022, all the ASBA applications in Public Issues shall be processed only after the application monies are blocked in the investor's bank accounts. Stock Exchanges shall accept the ASBA applications in their electronic book building platform only with a mandatory confirmation on the application monies blocked. The circular shall be applicable for all categories of investors viz. Retail, QIB and NIBs and also for all modes through which the applications are processed.

Non Institutional Bidders bidding through UPI Mechanism must provide the UPI ID in the relevant space provided in the Bid cum Application Form. UPI Bidders Bidding using the UPI Mechanism may also apply through the SCSBs and mobile applications using the UPI handles as provided on the website of SEBI.

The Sponsor Banks shall host a web portal for intermediaries (closed user group) from the date of Bid/Offer Opening Date till the date of listing of the Equity Shares with details of statistics of mandate blocks/unblocks, performance of apps and UPI handles, down-time/network latency (if any) across intermediaries and any such processes having an impact/bearing on the Offer Bidding process.

The prescribed colour of the Bid cum Application Form for the various categories is as follows:

Category	Colour of Bid cum Application Form*
Resident Indians, including resident QIBs, Non-Institutional Bidders, Retail Individual Bidders and Eligible NRIs applying on a non-repatriation basis	White
Eligible NRIs, FVCIs, FPIs and registered bilateral and multilateral institutions applying on a repatriation basis	Blue
Anchor Investors	White

**Excluding electronic Bid cum Application Forms*

Notes:

(1) Electronic Bid cum Application forms and the abridged prospectus will also be available for download on the website of NSE (www.nseindia.com) and BSE (www.bseindia.com)

(2) Bid cum Application Forms for Anchor Investors shall be available at the offices of the BRLMs

In case of ASBA forms, the relevant Designated Intermediaries shall upload the relevant bid details in the electronic bidding system of the Stock Exchanges. For UPI Bidders, the Stock Exchanges shall share the Bid details (including UPI ID) with the Sponsor Banks on a continuous basis to enable the Sponsor Banks to initiate UPI Mandate Request to UPI Bidders for blocking of funds. For ASBA Forms (other than UPI Bidders) Designated Intermediaries (other than SCSBs) shall submit/ deliver the ASBA Forms to the respective SCSB

where the Bidder has an ASBA bank account and shall not submit it to any non-SCSB bank or any Escrow Collection Bank.

The Sponsor Banks shall initiate request for blocking of funds through NPCI to UPI Bidders, who shall accept the UPI Mandate Request for blocking of funds on their respective mobile applications associated with UPI ID linked bank account. The NPCI shall maintain an audit trail for every Bid entered in the Stock Exchanges bidding platform, and the liability to compensate UPI Bidders in case of failed transactions shall be with the concerned entity (i.e. the Sponsor Banks, NPCI or the issuer bank) at whose end the lifecycle of the transaction has come to a halt. The NPCI shall share the audit trail of all disputed transactions/ investor complaints to the Sponsor Banks and the issuer bank. The Sponsor Banks and the Bankers to the Issue shall provide the audit trail to the BRLMs for analysing the same and fixing liability. For ensuring timely information to investors, SCSBs shall send SMS alerts for mandate block and unblock including details specified in the SEBI RTA Master Circular. For all pending UPI Mandate Requests, the Sponsor Bank(s) shall initiate requests for blocking of funds in the ASBA Accounts of relevant Bidders with a confirmation cut-off time of 5:00 pm on the Bid/Offer Closing Date ("Cut-Off Time"). Accordingly, UPI Bidders Bidding using through the UPI Mechanism should accept UPI Mandate Requests for blocking off funds prior to the Cut-Off Time and all pending UPI Mandate Requests at the Cut-Off Time shall lapse. Further, modification of Bids shall be allowed in parallel during the Bid/Offer Period until the Cut-Off Time.

For all pending UPI Mandate Requests, the Sponsor Banks shall initiate requests for blocking of funds in the ASBA Accounts of relevant Bidders with a confirmation cut-off time of 5:00 pm on the Bid/Issue Closing Date ("Cut-Off Time"). Accordingly, UPI Bidders should accept UPI Mandate Requests for blocking off funds prior to the Cut-Off Time and all pending UPI Mandate Requests at the Cut-Off Time shall lapse

The Sponsor Banks will undertake a reconciliation of Bid responses received from Stock Exchanges and sent to NPCI and will also ensure that all the responses received from NPCI are sent to the Stock Exchanges platform with detailed error code and description, if any. Further, the Sponsor Banks will undertake reconciliation of all Bid requests and responses throughout their lifecycle on daily basis and share reports with the BRLMs in the format and within the timelines as specified under the UPI Circulars. Sponsor Banks and issuer banks shall download UPI settlement files and raw data files from the NPCI portal after every settlement cycle and do a three way reconciliation with UPI switch data, CBS data and UPI raw data. NPCI is to coordinate with issuer banks and Sponsor Banks on a continuous basis.

Pursuant to NSE circular dated August 3, 2022, with reference no. 25/2022, the following is applicable to all initial public offers opening on or after September 1, 2022:

a) Cut-off time for acceptance of UPI mandate shall be up to 5:00 pm on the initial public offer closure date and existing process of UPI bid entry by syndicate members, registrars to the offer and depository participants shall continue till further notice.
b) There shall be no T+1 mismatch modification session for PAN-DP mismatch and bank/ location code on T+1 day for already uploaded bids. The dedicated window provided for mismatch modification on T+1 day shall be discontinued.
c) Bid entry and modification/ cancellation (if any) shall be allowed in parallel to the regular bidding period up to 5 pm on the initial public offer closure day.
d) The Stock Exchanges shall display Offer demand details on its website and for UPI bids the demand shall include/ consider UPI bids only with latest status as RC 100 – black request accepted by Investor/ client, based on responses/status received from the Sponsor Bank(s).

Participation by Promoters and members of the Promoter Group of the Company, the BRLMs and the Syndicate Members

The BRLMs and the Syndicate Members shall not be allowed to purchase Equity Shares in this Offer in any manner, except towards fulfilling their underwriting obligations. However, the associates and affiliates of the BRLMs and the Syndicate Members may Bid for Equity Shares in the Offer, either in the QIB Portion or in the Non-Institutional Portion as may be applicable to such Bidders, where the allocation is on a proportionate basis and such subscription may be on their own account or on behalf of their clients. All categories of investors,

including associates or affiliates of the BRLMs and Syndicate Members, shall be treated equally for the purpose of allocation to be made on a proportionate basis.

Neither (i) the BRLMs or any associates of the BRLMs (except Mutual Funds sponsored by entities which are associates of the BRLMs or insurance companies promoted by entities which are associate of BRLMs or AIFs sponsored by the entities which are associate of the BRLMs or FPIs other than individuals, corporate bodies and family offices sponsored by the entities which are associates of the BRLMs) nor (ii) any "person related to the Promoters/ Promoter Group" shall apply in the Offer under the Anchor Investor Portion.

For the purposes of this section, a QIB who has any of the following rights shall be deemed to be a "person related to the Promoters/ Promoter Group": (a) rights under a shareholders' agreement or voting agreement entered into with the Promoters or Promoter Group; (b) veto rights; or (c) right to appoint any nominee director on our Board.

Further, an Anchor Investor shall be deemed to be an associate of the BRLMs, if: (a) either of them controls, directly or indirectly through its subsidiary or holding company, not less than 15% of the voting rights in the other; or (b) either of them, directly or indirectly, by itself or in combination with other persons, exercises control over the other; or (c) there is a common director, excluding a nominee director, amongst the Anchor Investor and the BRLMs.

The Promoters and members of the Promoter Group will not participate in the Offer, except to the extent of participation by the Promoter Selling Shareholder in the Offer for Sale.

Bids by Mutual Funds

With respect to Bids by Mutual Funds, a certified copy of their SEBI registration certificate must be lodged along with the Bid cum Application Form. Failing this, our Company in consultation with the BRLMs reserve the right to reject any Bid without assigning any reason thereof, subject to applicable law.

Bids made by asset management companies or custodians of Mutual Funds shall specifically state names of the concerned schemes for which such Bids are made.

In case of a Mutual Fund, a separate Bid can be made in respect of each scheme of the Mutual Fund registered with SEBI and such Bids in respect of more than one scheme of the Mutual Fund will not be treated as multiple Bids provided that the Bids clearly indicate the scheme concerned for which the Bid has been made.

No Mutual Fund scheme shall invest more than 10% of its NAV in equity shares or equity related instruments of any single company provided that the limit of 10% shall not be applicable for investments in case of index funds or sector or industry specific schemes. No Mutual Fund under all its schemes should own more than 10% of any company's paid-up share capital carrying voting rights.

Bids by Eligible NRIs

Eligible NRIs may obtain copies of Bid cum Application Form from the Designated Intermediaries. Only Bids accompanied by payment in Indian Rupees or freely convertible foreign exchange will be considered for Allotment. Eligible NRI Bidders bidding on a repatriation basis by using the Non-Resident Forms should authorize their respective SCSB or confirm or accept the UPI Mandate Request (in case of UPI Bidders) to block their Non-Resident External ("**NRE**") accounts, or Foreign Currency Non-Resident ("**FCNR**") Accounts, and eligible NRI Bidders bidding on a non-repatriation basis by using Resident Forms should authorize their respective SCSB to block their Non-Resident Ordinary ("**NRO**") accounts or accept the UPI mandate request (in case of UPI Bidders) for the full Bid Amount, at the time of the submission of the Bid cum Application Form. NRIs applying in the Offer through the UPI Mechanism are advised to enquire with the relevant bank, whether their account is UPI linked, prior to submitting a Bid cum Application Form.

Eligible NRIs Bidding on non-repatriation basis are advised to use the Bid cum Application Form for residents (white in colour). Eligible NRIs Bidding on a repatriation basis are advised to use the Bid cum Application Form meant for Non-Residents (blue in colour).

For details of investment by NRIs, see "*Restrictions on Foreign Ownership of Indian Securities*" on page 587. Participation of Eligible NRIs shall be subject to the FEMA Non-debt Rules.

Bids by HUFs

Bids by Hindu Undivided Families or HUFs, should be made in the individual name of the *Karta*. The Bidder/Applicant should specify that the Bid is being made in the name of the HUF in the Bid cum Application Form/Application Form as follows: "Name of sole or first Bidder/Applicant: XYZ Hindu Undivided Family applying through XYZ, where XYZ is the name of the *Karta*". Bids/Applications by HUFs will be considered at par with Bids/Applications from individuals.

Bids by FPIs

In case of Bids made by FPIs, a certified copy of the certificate of registration issued under the SEBI FPI Regulations is required to be attached to the Bid cum Application Form, failing which our Company reserves the right to reject any Bid without assigning any reason.

To ensure compliance with the above requirement, SEBI, pursuant to the SEBI RTA Master Circular, has directed that at the time of finalisation of the Basis of Allotment, the Registrar shall (i) use the PAN issued by the Income Tax Department of India for checking compliance for a single FPI; and (ii) obtain validation from Depositories for the FPIs who have invested in the Offer to ensure there is no breach of the investment limit, within the timelines for issue procedure, as prescribed by SEBI from time to time.

In terms of the SEBI FPI Regulations, the investment in Equity Shares by a single FPI or an investor group (which means multiple entities registered as FPIs and directly or indirectly having common ownership of more than 50% or common control) must be below 10% of our post-Offer Equity Share capital. Further, in terms of the FEMA Non-Debt Rules, the total holding by each FPI or an investor group shall be below 10% of the total paid-up Equity Share capital of our Company and the total holdings of all FPIs put together with effect from April 1, 2020, can be up to the sectoral cap applicable to the sector in which our Company operates (i.e., up to 100%). In terms of the FEMA Non-Debt Rules, for calculating the aggregate holding of FPIs in a company, holding of all registered FPIs shall be included.

A FPI may purchase or sell equity shares of an Indian company which is listed or to be listed on a recognized stock exchange in India, and/ or may purchase or sell securities other than equity instruments.

FPIs are permitted to participate in the Offer subject to compliance with conditions and restrictions which may be specified by the Government from time to time. In terms of the FEMA Non-debt Rules, for calculating the aggregate holding of FPIs in a company, holding of all registered FPIs shall be included.

Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of Regulation 21 of the SEBI FPI Regulations, an FPI, may issue, subscribe to or otherwise deal in offshore derivative instruments (as defined under the SEBI FPI Regulations as any instrument, by whatever name called, which is issued overseas by a FPI against securities held by it in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only by persons registered as Category I FPIs; (ii) such offshore derivative instruments are issued only to persons eligible for registration as Category I FPIs; (iii) such offshore derivative instruments are issued after compliance with 'know your client' norms; and (iv) such other conditions as may be specified by SEBI from time to time.

In case the total holding of an FPI increases beyond 10% of the total paid-up Equity Share capital, on a fully diluted basis or 10% or more of the paid-up value of any series of debentures or preference shares or share warrants issued that may be issued by our Company, the total investment made by the FPI will be re-classified as FDI subject to the conditions as specified by SEBI and the RBI in this regard and our Company and the investor will be required to comply with applicable reporting requirements.

An FPI issuing offshore derivate instruments is also required to ensure that any transfer of offshore derivative instrument is made by, or on behalf of it subject to, *inter alia*, the following conditions:

(a) each offshore derivative instruments are transferred to persons subject to fulfilment of SEBI FPI Regulations; and

(b) prior consent of the FPI is obtained for such transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre-approved by the FPI.

The FPIs who wish to participate in the Offer are advised to use the Bid cum Application Form for non-residents.

Further, Bids received from FPIs bearing the same PAN will be treated as multiple Bids and are liable to be rejected, except for Bids from FPIs that utilize the multiple investment manager structure in accordance with the Operational Guidelines for Foreign Portfolio Investors and Designated Depository Participants which were issued in November 2019 to facilitate implementation of SEBI (Foreign Portfolio Investors) Regulations, 2019 (such structure "**MIM Structure**") provided such Bids have been made with different beneficiary account numbers, Client IDs and DP IDs. Accordingly, it should be noted that multiple Bids received from FPIs, who do not utilize the MIM Structure, and bear the same PAN, are liable to be rejected. In order to ensure valid Bids, FPIs making multiple Bids using the same PAN, and with different beneficiary account numbers, Client IDs and DP IDs, were required to provide a confirmation along with each of their Bid cum Application Forms that the relevant FPIs making multiple Bids utilize the MIM Structure and indicate the names of their respective investment managers in such confirmation. In the absence of such confirmation from the relevant FPIs, such multiple Bids will be rejected.

Bids by SEBI registered VCFs, AIFs and FVCIs

The Securities and Exchange Board of India (Venture Capital Funds) Regulations, 1996 ("**SEBI VCF Regulations**") as amended, *inter alia* prescribe the investment restrictions on VCFs, registered with SEBI. The Securities and Exchange Board of India (Alternative Investment Funds) Regulations, 2012 ("**SEBI AIF Regulations**") prescribe, amongst others, the investment restrictions on AIFs. The Securities and Exchange Board of India (Foreign Venture Capital Investors) Regulations, 2000 as amended ("**SEBI FVCI Regulations**") prescribe the investment restrictions on FVCIs.

Accordingly, the holding in any company by any individual VCF or FVCIs registered with SEBI should not exceed 25% of the corpus of the VCF or FVCI. Further, VCFs and FVCIs can invest only up to 33.33% of the investible funds in various prescribed instruments, including in public offering.

Category I and II AIFs cannot invest more than 25% of the investible funds in one investee company. A Category III AIF cannot invest more than 10% of the investible funds in one investee company. A VCF registered as a Category I AIF, as defined in the SEBI AIF Regulations, cannot invest more than one-third of its investible funds by way of subscription to an initial public offering of a venture capital undertaking whose shares are proposed to be listed. Additionally, the VCFs which have not re-registered as an AIF under the SEBI AIF Regulations shall continue to be regulated by the SEBI VCF Regulations until the existing fund or scheme managed by the fund is wound up and such funds shall not launch any new scheme after the notification of the SEBI AIF Regulations.

There is no reservation for Eligible NRI Bidders, AIFs and FPIs. All Bidders will be treated on the same basis with other categories for the purpose of Allocation.

All non-resident investors should note that refunds (in case of Anchor Investors), dividends and other distributions, if any, will be payable in Indian Rupees only and net of bank charges and commission.

Our Company or the BRLMs will not be responsible for loss, if any, incurred by the Bidder on account of conversion of foreign currency.

Bids by limited liability partnerships

In case of Bids made by limited liability partnerships registered under the Limited Liability Partnership Act, 2008, a certified copy of certificate of registration issued under the Limited Liability Partnership Act, 2008, must be attached to the Bid cum Application Form. Failing this, our Company in consultation with the BRLMs reserves the right to reject any Bid without assigning any reason thereof.

Bids by banking companies

In case of Bids made by banking companies registered with RBI, certified copies of: (i) the certificate of registration issued by RBI, and (ii) the approval of such banking company's investment committee are required to be attached to the Bid cum Application Form, failing which our Company in consultation with the BRLMs reserve the right to reject any Bid without assigning any reason.

The investment limit for banking companies in non-financial services companies as per the Banking Regulation Act, 1949, as amended, (the "**Banking Regulation Act**"), and the Master Directions - Reserve Bank of India (Financial Services provided by Banks) Directions, 2016, as amended, is 10% of the paid-up share capital of the investee company, not being its subsidiary engaged in non-financial services, or 10% of the bank's own paid-up share capital and reserves, whichever is lower. Further, the aggregate investment by a banking company in subsidiaries and other entities engaged in financial services company cannot exceed 20% of the investee company's paid up share capital and reserves. However, a banking company would be permitted to invest in excess of 10% but not exceeding 30% of the paid-up share capital of such investee company if (i) the investee company is engaged in non-financial activities permitted for banks in terms of Section 6(1) of the Banking Regulation Act, or (ii) the additional acquisition is through restructuring of debt/corporate debt restructuring/strategic debt restructuring, or to protect the bank's interest on loans/investments made to a company; (iii) hold along with its subsidiaries, associates or joint ventures or entities directly or indirectly controlled by the bank; and mutual funds managed by asset management companies controlled by the bank, more than 20% of the investee company's paid up share capital engaged in non-financial services. However, this cap doesn't apply to the cases mentioned in (i) and (ii) above. The bank is required to submit a time-bound action plan for disposal of such shares within a specified period to the RBI. A banking company would require a prior approval of the RBI to make (i) investment in excess of 30% of the paid-up share capital of the investee company, (ii) investment in a subsidiary and a financial services company that is not a subsidiary (with certain exceptions prescribed), and (iii) investment in a non-financial services company in excess of 10% of such investee company's paid-up share capital as stated in 5(a)(v)(c)(i) of the Reserve Bank of India (Financial Services provided by Banks) Directions, 2016, as amended.

Bids by SCSBs

SCSBs participating in the Offer are required to comply with the terms of the SEBI circulars (Nos. CIR/CFD/DIL/12/2012 and CIR/CFD/DIL/1/2013) dated September 13, 2012 and January 2, 2013. Such SCSBs are required to ensure that for making applications on their own account using ASBA, they should have a separate account in their own name with any other SEBI registered SCSBs. Further, such account shall be used solely for the purpose of making application in public issues and clear demarcated funds should be available in such account for such applications.

Bids by insurance companies

In case of Bids made by insurance companies registered with the IRDAI, a certified copy of certificate of registration issued by IRDAI must be attached to the Bid cum Application Form. Failing this, our Company in consultation with the BRLMs reserve the right to reject any Bid without assigning any reason thereof.

The exposure norms for insurers, prescribed under the Insurance Regulatory and Development Authority of India (Investment) Regulations, 2016, as amended, are broadly set forth below:

(a) equity shares of a company: the lower of 10%* of the outstanding equity shares (face value) or 10% of the respective fund in case of life insurer or 10% of investment assets in case of general insurer or reinsurer or health insurer;

(b) the entire group of the investee company: not more than 15% of the respective fund in case of a life insurer or 15% of investment assets in case of a general insurer or reinsurer or health insurer or 15% of the investment assets in all companies belonging to the group, whichever is lower; and

(c) the industry sector in which the investee company operates: not more than 15% of the fund of a life insurer or a general insurer or a reinsurer or health insurer or 15% of the investment asset, whichever is lower.

The maximum exposure limit, in the case of an investment in equity shares, cannot exceed the lower of an amount of 10% of the investment assets of a life insurer or general insurer and the amount calculated under (a), (b) and (c) above, as the case may be.

**The above limit of 10% shall stand substituted as 15% of outstanding equity shares (face value) for insurance companies with investment assets of ₹2,500,000 million or more and 12% of outstanding equity shares (face value) for insurers with investment assets of ₹500,000 million or more but less than ₹2,500,000 million.*

Insurance companies participating in this Offer shall comply with all applicable regulations, guidelines and circulars issued by IRDAI from time to time.

Bids by provident funds/pension funds

In case of Bids made by provident funds/pension funds (registered with the Pension Fund Regulatory and Development Authority established under sub-section (1) of section 3 of the Pension Fund Regulatory and Development Authority Act, 2013), subject to applicable laws, with minimum corpus of ₹250 million, a certified copy of a certificate from a chartered accountant certifying the corpus of the provident fund/pension fund must be attached to the Bid cum Application Form. Failing this, our Company in consultation with the BRLMs reserves the right to reject any Bid, without assigning any reason thereof.

Bids under Power of Attorney

In case of Bids made pursuant to a power of attorney or by limited companies, corporate bodies, registered societies, Eligible FPIs, Mutual Funds, insurance companies, insurance funds set up by the army, navy or air force of the India, insurance funds set up by the Department of Posts, India or the National Investment Fund and provident funds with a minimum corpus of ₹250 million (subject to applicable law) and pension funds with a minimum corpus of ₹250 million (registered with the Pension Fund Regulatory and Development Authority established under sub-section (1) of section 3 of the Pension Fund Regulatory and Development Authority Act, 2013), a certified copy of the power of attorney or the relevant resolution or authority, as the case may be, along with a certified copy of the memorandum of association and articles of association and/or bye laws must be lodged along with the Bid cum Application Form. Failing this, our Company in consultation with the BRLMs reserve the right to accept or reject any Bid in whole or in part, in either case, without assigning any reason thereof.

Our Company and the Promoter Selling Shareholder in consultation with the BRLMs in their absolute discretion, reserve the right to relax the above condition of simultaneous lodging of the power of attorney along with the Bid cum Application Form subject to the terms and conditions that our Company in consultation with the BRLMs may deem fit.

Bids by Systemically Important Non-Banking Financial Companies

In case of Bids made by Systemically Important NBFCs registered with RBI, certified copies of: (i) the certificate of registration issued by RBI, (ii) certified copy of its last audited financial statements on a standalone basis and a net worth certificate from its statutory auditors, and (iii) such other approval as may be required by the Systemically Important NBFCs, are required to be attached to the Bid cum Application Form. Failing this, our Company in consultation with the BRLMs, reserves the right to reject any Bid without assigning any reason thereof. Systemically Important NBFCs participating in the Offer shall comply with all applicable regulations, guidelines and circulars issued by RBI from time to time.

The investment limit for Systemically Important NBFCs shall be as prescribed by RBI from time to time.

Bids by Anchor Investors

(a) In accordance with the SEBI ICDR Regulations, in addition to details and conditions mentioned in this section the key terms for participation by Anchor Investors are provided below. Anchor Investor Application Forms were made available for the Anchor Investor Portion at the offices of the BRLMs.

(b) The Bid was required to be for a minimum of such number of Equity Shares so that the Bid Amount exceeds ₹ 100 million. A Bid could not be submitted for over 60% of the QIB Portion. In case of a Mutual Fund, separate bids by individual schemes of a Mutual Fund were aggregated to determine the minimum application size of ₹ 100 million.

(c) One-third of the Anchor Investor Portion was reserved for allocation to domestic Mutual Funds.

(d) Bidding for Anchor Investors opened one Working Day before the Bid/Offer Opening Date, and was completed on the same day.

(e) Our Company and the Promoter Selling Shareholder, in consultation with the BRLMs finalised allocation to the Anchor Investors on a discretionary basis, provided that the minimum number of Allottees in the Anchor Investor Portion was not less than:

- maximum of two Anchor Investors, where allocation under the Anchor Investor Portion is up to ₹ 100 million;
- minimum of two and maximum of 15 Anchor Investors, where the allocation under the Anchor Investor Portion is more than ₹ 100 million but up to ₹ 2,500 million, subject to a minimum Allotment of ₹ 50 million per Anchor Investor; and
- in case of allocation above ₹ 2,500 million under the Anchor Investor Portion, a minimum of five such investors and a maximum of 15 Anchor Investors for allocation up to ₹ 2,500 million, and an additional 10 Anchor Investors for every additional ₹ 2,500 million, subject to minimum Allotment of ₹ 50 million per Anchor Investor.

(f) Allocation to Anchor Investors was completed on the Anchor Investor Bid/Offer Period. The number of Equity Shares allocated to Anchor Investors and the price at which the allocation was made, was made available in the public domain by the BRLMs before the Bid/Offer Opening Date, through intimation to the Stock Exchanges.

(g) Anchor Investors could not withdraw or lower the size of their Bids at any stage after submission of the Bid.

(h) Equity Shares Allotted in the Anchor Investor Portion will be locked in for a period of 30 days from the date of Allotment.

(i) Neither the BRLMs nor any associate of the BRLMs (except Mutual Funds sponsored by entities which are associates of the BRLMs or insurance companies promoted by entities which are associate of BRLMs or AIFs sponsored by the entities which are associate of the BRLMs or FPIs, other than individuals, corporate bodies and family offices sponsored by the entities which are associate of the and BRLMs) could apply in the Offer under the Anchor Investor Portion.

(j) Bids made by QIBs under both the Anchor Investor Portion and the QIB Portion were not considered multiple Bids

(k) 50% of the Equity Shares Allotted in the Anchor Investor Portion will be locked in for a period of 90 days from the date of Allotment, and the balance 50% Equity Shares Allotted in the Anchor Investor Portion will be locked in for a period of 30 days from the date of Allotment.

In accordance with existing regulations issued by the RBI, OCBs cannot participate in this Offer.

The above information is given for the benefit of the Bidders. Our Company, the Selling Shareholders and the BRLMs are not liable for any amendments or modification or changes in applicable laws or regulations,

which may occur after the date of this Red Herring Prospectus. Bidders are advised to make their independent investigations and ensure that any single Bid from them does not exceed the applicable investment limits or maximum number of the Equity Shares that can be held by them under applicable law or regulation or as specified in the Draft Red Herring Prospectus, this Red Herring Prospectus and the Prospectus.

Individuals or entities named on any of the following lists are prohibited from participating in the Offer:

(i) Specially designated nationals and blocked persons list and any other publicly available list of terrorists, terrorist organisations, narcotics traffickers or other similarly proscribed parties, maintained by the U.S. Department of Treasury's Office of Foreign Assets Control or by any other department or agency of the government of the United States of America or the European Union;

(ii) lists promulgated by the United Nations Security Council or its committees pursuant to resolutions issued under Chapter VII of the United Nations Charter;

(iii) (c) list, as updated from time to time, of persons of entities ineligible to be awarded a World Bank Group-financed contract or otherwise sanctioned by the World Bank Group sanctions board for the period indicated on the list because they were found to have violated the fraud and corruption provisions of the World Bank Group anti-corruption guidelines and practices.

Information for Bidders

The relevant Designated Intermediary will enter a maximum of three Bids at different price levels opted in the Bid cum Application Form and such options are not considered as multiple Bids. It is the Bidder's responsibility to obtain the acknowledgment slip from the relevant Designated Intermediary. The registration of the Bid by the Designated Intermediary does not guarantee that the Equity Shares shall be allocated/Allotted. Such Acknowledgement Slip will be non-negotiable and by itself will not create any obligation of any kind. When a Bidder revises his or her Bid, he/she shall surrender the earlier Acknowledgement Slip and may request for a revised acknowledgment slip from the relevant Designated Intermediary as proof of his or her having revised the previous Bid.

In relation to electronic registration of Bids, the permission given by the Stock Exchanges to use their network and software of the electronic bidding system should not in any way be deemed or construed to mean that the compliance with various statutory and other requirements by our Company, the Selling Shareholders and/or the Book Running Lead Managers are cleared or approved by the Stock Exchanges; nor does it in any manner warrant, certify or endorse the correctness or completeness of compliance with the statutory and other requirements, nor does it take any responsibility for the financial or other soundness of our Company, the management or any scheme or project of our Company; nor does it in any manner warrant, certify or endorse the correctness or completeness of any of the contents of this Red Herring Prospectus; nor does it warrant that the Equity Shares will be listed or will continue to be listed on the Stock Exchanges.

The Equity Shares offered in the Offer have not been and will not be registered under the U.S. Securities Act or any state securities laws in the United States and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws in the United States. Accordingly, the Equity Shares are being offered and sold outside the United States in "offshore transactions" as defined in and in reliance on Regulation S under the U.S. Securities Act and the applicable laws of the jurisdiction where those offers and sales are made.

The Equity Shares have not been and will not be registered, listed or otherwise qualified in any other jurisdiction outside India and may not be offered or sold, and Bids may not be made by persons in any such jurisdiction, except in compliance with the applicable laws of such jurisdiction.

General Instructions

Please note that QIBs and Non-Institutional Investors are not permitted to withdraw their Bid(s) or lower the size of their Bid(s) (in terms of quantity of Equity Shares or the Bid Amount) at any stage. Retail Individual Bidders

can revise their Bid(s) during the Bid/Offer Period and withdraw their Bid(s) until Bid/Offer Closing Date. Anchor Investors are not allowed to withdraw or lower the size of their Bids after the Anchor Investor Bid/Offer Period.

Do's:

1. Check if you are eligible to apply as per the terms of this Red Herring Prospectus and under applicable law, rules, regulations, guidelines and approvals. All Bidders (other than Anchor Investors) should submit their Bids through the ASBA process only;
2. Ensure that you have Bid within the Price Band;
3. Read all the instructions carefully and complete the Bid cum Application Form, as the case may be, in the prescribed form;
4. Ensure that you (other than the Anchor Investors) have mentioned the correct details of ASBA Account (i.e. bank account number or UPI ID, as applicable) in the Bid cum Application Form if you are not a UPI Bidder in the Bid cum Application Form and if you are a UPI Bidder ensure that you have mentioned the correct UPI ID (with maximum length of 45 characters including the handle) in the Bid cum Application Form;
5. UPI Bidders through the SCSBs and mobile applications shall ensure that the name of the bank appears in the list of SCSBs which are live on UPI, as displayed on the SEBI website. UPI Bidders shall ensure that the name of the app and the UPI handle which is used for making the application appears in the SEBI RTA Master Circular;
6. Ensure that your Bid cum Application Form bearing the stamp of a Designated Intermediary is submitted to the Designated Intermediary at the Bidding Centre within the prescribed time;
7. Ensure that you have funds equal to the Bid Amount in the ASBA Account maintained with the SCSB, before submitting the ASBA Form to any of the Designated Intermediaries;
8. If the first applicant is not the bank account holder, ensure that the Bid cum Application Form is signed by the account holder. Ensure that you have mentioned the correct bank account number in the Bid cum Application Form;
9. Ensure that the signature of the First Bidder in case of joint Bids, is included in the Bid cum Application Forms;
10. Ensure that you request for and receive a stamped acknowledgement counterfoil of the Bid cum Application Form for all your Bid options from the concerned Designated Intermediary;
11. Ensure that the name(s) given in the Bid cum Application Form is/are exactly the same as the name(s) in which the beneficiary account is held with the Depository Participant. In case of joint Bids, the Bid cum Application Form should contain only the name of the First Bidder whose name should also appear as the first holder of the beneficiary account held in joint names. Ensure that the signature of the First Bidder is included in the Bid cum Application Forms;
12. UPI Bidders Bidding in the Offer to ensure that they shall use only their own ASBA Account or only their own bank account linked UPI ID (only for UPI Bidders) to make an application in the Offer and not ASBA Account or bank account linked UPI ID of any third party;
13. Ensure that you submit the revised Bids to the same Designated Intermediary, through whom the original Bid was placed and obtain a revised acknowledgment;
14. Ensure that you have correctly signed the authorisation/undertaking box in the Bid cum Application Form, or have otherwise provided an authorisation to the SCSB or Sponsor Banks, as applicable, via the electronic mode, for blocking funds in the ASBA Account equivalent to the Bid Amount mentioned in the Bid cum Application Form, as the case may be, at the time of submission of the Bid. In case of UPI Bidders submitting their Bids and participating in the Offer through the UPI Mechanism, ensure that you authorise the UPI Mandate Request raised by the Sponsor Banks for blocking of funds equivalent to Bid Amount and subsequent debit of funds in case of Allotment;
15. Except for Bids (i) on behalf of the Central or State Governments and the officials appointed by the courts, who, in terms of the SEBI circular no. MRD/DoP/Cir-20/2008 dated June 30, 2008, may be exempt from specifying their PAN for transacting in the securities market, (ii) submitted by investors who are exempt from the requirement of obtaining/specifying their PAN for transacting in the securities market, and (iii) Bids by persons resident in the state of Sikkim, who, in terms of a SEBI circular dated July 20, 2006, may be exempted from specifying their PAN for transacting in the securities market, all Bidders should mention their PAN allotted under the IT Act. The exemption for the Central or the State Government and officials appointed by the courts and for investors residing in the State of Sikkim is subject to (a) the Demographic Details received from the respective depositories confirming the exemption granted to the beneficiary

owner by a suitable description in the PAN field and the beneficiary account remaining in "active status"; and (b) in the case of residents of Sikkim, the address as per the Demographic Details evidencing the same. All other applications in which PAN is not mentioned will be rejected;

16. Ensure that the Demographic Details are updated, true and correct in all respects;
17. Ensure that thumb impressions and signatures other than in the languages specified in the Eighth Schedule to the Constitution of India are attested by a Magistrate or a Notary Public or a Special Executive Magistrate under official seal;
18. Ensure that the category and the investor status is indicated in the Bid cum Application Form;
19. Ensure that in case of Bids under power of attorney or by limited companies, corporates, trust, etc., relevant documents are submitted;
20. Ensure that Bids submitted by any person resident outside India is in compliance with applicable foreign and Indian laws;
21. For UPI Bidders using the UPI mechanism, ensure that you approve the Mandate Request generated by the Sponsor Bank(s) to authorise blocking of funds equivalent to application amount and subsequent debit of funds in case of Allotment, in a timely manner;
22. Since the Allotment will be in demat form only, ensure that the Bidder's depository account is active, the correct DP ID, Client ID, the PAN, UPI ID, if applicable, are mentioned in their Bid cum Application Form and that the name of the Bidder, the DP ID, Client ID, the PAN and UPI ID, if applicable, entered into the online IPO system of the Stock Exchanges by the relevant Designated Intermediary, as applicable, matches with the name, DP ID, Client ID, PAN and UPI ID, if applicable, available in the Depository database;
23. Ensure that when applying in the Offer using UPI, the name of your SCSB appears in the list of SCSBs displayed on the SEBI website which are live on UPI. Further, also ensure that the name of the app and the UPI handle being used for making the application is also appearing in the SEBI RTA Master Circular;
24. RIBs who wish to revise their Bids using the UPI Mechanism, should submit the revised Bid with the Designated Intermediaries, pursuant to which RIBs should ensure acceptance of the UPI Mandate Request received from the Sponsor Banks to authorise blocking of funds equivalent to the revised Bid Amount in the RIB's ASBA Account;
25. In case of QIBs and NIBs (not using the UPI Mechanism), ensure that while Bidding through a Designated Intermediary, the ASBA Form is submitted to a Designated Intermediary in a Bidding Centre and that the SCSB where the ASBA Account, as specified in the ASBA Form, is maintained has named at least one branch at that location for the Designated Intermediary to deposit ASBA Forms (a list of such branches is available on the website of SEBI at http://www.sebi.gov.in);
26. Anchor Investors should submit the Anchor Investor Application Forms to the BRLMs;
27. Ensure that you have accepted the UPI Mandate Request received from the Sponsor Banks prior to 5:00 p.m. on the Bid/ Offer Closing Date;
28. FPIs making MIM Bids using the same PAN, and different beneficiary account numbers, Client IDs and DP IDs, are required to submit a confirmation that their Bids are under the MIM structure and indicate the name of their investment managers in such confirmation which shall be submitted along with each of their Bid cum Application Forms. In the absence of such confirmation from the relevant FPIs, such MIM Bids shall be rejected;
29. UPI Bidders shall ensure that details of the Bid are reviewed and verified by opening the attachment in the UPI Mandate Request and then proceed to authorize the UPI Mandate Request using his/her UPI PIN. Upon the authorization of the mandate using his/her UPI PIN, a UPI Bidder may be deemed to have verified the attachment containing the application details of the UPI Bidder in the UPI Mandate Request and have agreed to block the entire Bid Amount and authorized the Sponsor Banks to block the Bid Amount mentioned in the Bid Cum Application Form;
30. Ensure that while Bidding through a Designated Intermediary, the Bid cum Application Form (other than for Anchor Investors and UPI Bidders) is submitted to a Designated Intermediary in a Bidding Centre and that the SCSB where the ASBA Account, as specified in the ASBA Form, is maintained has named at least one branch at that location for the Designated Intermediary to deposit ASBA Forms (a list of such branches is available on the website of SEBI at www.sebi.gov.in).
31. UPI Bidders using the UPI Mechanism through the SCSBs and mobile applications shall ensure that the name of the bank appears in the list of SCSBs which are live on UPI, as displayed on the SEBI website. UPI Bidders shall ensure that the name of the app and the UPI handle which is used for making the application appears in the SEBI RTA Master Circular;
32. Ensure that Anchor Investors submit their Bid cum Application Forms only to the BRLMs;

33. Bids by Eligible NRIs for a Bid Amount of less than ₹ 200,000 would be considered under the Retail Category for the purposes of allocation and Bids for a Bid Amount exceeding ₹ 200,000 would be considered under the Non-Institutional Category for allocation in the Offer; and
34. The ASBA Bidders shall ensure that bids above ₹ 500,000, are uploaded only by the SCSBs.

The Bid cum Application Form is liable to be rejected if the above instructions, as applicable, are not complied with. Application made using incorrect UPI handle or using a bank account of an SCSB or SCSBs which is not mentioned in the SEBI RTA Master Circular is liable to be rejected.

Don'ts:

1. Do not Bid for lower than the minimum Bid size;
2. Do not Bid/revise Bid Amount to less than the Floor Price or higher than the Cap Price;
3. Do not Bid for a Bid Amount exceeding ₹200,000 (for Bids by Retail Individual Bidders);
4. Do not pay the Bid Amount in cheques, demand drafts or by cash, money order, postal order or by stock invest;
5. Do not send Bid cum Application Forms by post; instead submit the same to the Designated Intermediary only;
6. Do not Bid at Cut-off Price (for Bids by QIBs and Non-Institutional Bidders);
7. Do not instruct your respective banks to release the funds blocked in the ASBA Account under the ASBA process;
8. Do not submit the Bid for an amount more than funds available in your ASBA account.
9. Do not submit Bids on plain paper or on incomplete or illegible Bid cum Application Forms or on Bid cum Application Forms in a colour prescribed for another category of a Bidder;
10. In case of ASBA Bidders, do not submit more than one ASBA Forms per ASBA Account;
11. If you are a UPI Bidder, do not submit more than one ASBA Form for each UPI ID;
12. Anchor Investors should not Bid through the ASBA process;
13. Do not submit the ASBA Forms to any Designated Intermediary that is not authorised to collect the relevant ASBA Forms or to our Company;
14. Do not Bid on a Bid cum Application Form that does not have the stamp of the relevant Designated Intermediary;
15. Do not submit the General Index Register (GIR) number instead of the PAN;
16. Do not submit incorrect details of the DP ID, Client ID, PAN and UPI ID, if applicable, or provide details for a beneficiary account which is suspended or for which details cannot be verified by the Registrar to the Offer;
17. Do not submit a Bid in case you are not eligible to acquire Equity Shares under applicable law or your relevant constitutional documents or otherwise;
18. Do not Bid if you are not competent to contract under the Indian Contract Act, 1872 (other than minors having valid depository accounts as per Demographic Details provided by the depository);
19. Do not submit a Bid/revise a Bid Amount, with a price less than the Floor Price or higher than the Cap Price;
20. Do not submit a Bid using UPI ID, if you are not a UPI Bidder;
21. Do not Bid on another ASBA Form or the Anchor Investor Application Form, as the case may be, after you have submitted a Bid to any of the Designated Intermediaries;
22. Do not Bid for Equity Shares in excess of what is specified for each category;
23. Do not fill up the Bid cum Application Form such that the Equity Shares Bid for, exceeds the Offer size and/or investment limit or maximum number of the Equity Shares that can be held under applicable laws or regulations or maximum amount permissible under applicable laws or regulations, or under the terms of this Red Herring Prospectus;
24. Do not withdraw your Bid or lower the size of your Bid (in terms of quantity of the Equity Shares or the Bid Amount) at any stage, if you are a QIB or a Non-Institutional Bidder. Retail Individual Bidders can revise or withdraw their Bids on or before the Bid/Offer Closing Date;
25. Do not submit Bids to a Designated Intermediary at a location other than the Bidding Centres;

26. If you are a UPI Bidder which is submitting the ASBA Form with any of the Designated Intermediaries and using your UPI ID for the purpose of blocking of funds, do not use any third party bank account or third party linked bank account UPI ID;
27. Do not link the UPI ID with a bank account maintained with a bank that is not UPI 2.0 certified by the NPCI in case of Bids submitted by RIBs using the UPI Mechanism;
28. Do not submit more than one Bid cum Application Form for each UPI ID in case of UPI Bidders Bidding using the UPI Mechanism;
29. Do not submit a Bid cum Application Form with a third-party UPI ID or using a third party bank account (in case of Bids submitted by UPI Bidders);
30. If you are a QIB, do not submit your Bid after 3 p.m. on the QIB Bid / Offer Closing Date;
31. UPI Bidders using the incorrect UPI handle or using a bank account of an SCSB or bank which is not mentioned in the list provided on the SEBI website is liable to be rejected;
32. Do not Bid if you are an OCB; and
33. In case of ASBA Bidders (other than 3 in 1 Bids) Syndicate Members shall ensure that they do not upload any bids above ₹ 500,000.

The Bid cum Application Form is liable to be rejected if the above instructions, as applicable, are not complied with.

Grounds for Technical Rejection

In addition to the grounds for rejection of Bids on technical grounds as provided in the GID, Bidders were requested to note that Bids could be rejected on the following additional technical grounds:

1. Bids submitted without instruction to the SCSBs to block the entire Bid Amount;
2. Bids which do not contain details of the Bid Amount and the bank account details in the ASBA Form;
3. Bids submitted on a plain paper;
4. Bids submitted by UPI Bidders through an SCSBs and/or using a mobile application or UPI handle, not listed on the website of SEBI;
5. Bids under the UPI Mechanism submitted by UPI Bidders using third party bank accounts or using a third party linked bank account UPI ID (subject to availability of information regarding third party account from Sponsor Banks);
6. ASBA Form submitted to a Designated Intermediary does not bear the stamp of the Designated Intermediary;
7. Bids submitted without the signature of the First Bidder or sole Bidder;
8. The ASBA Form not being signed by the account holders, if the account holder is different from the Bidder;
9. ASBA Form by the RIBs by using third party bank accounts or using third party linked bank account UPI IDs;
10. Bids by persons for whom PAN details have not been verified and whose beneficiary accounts are "suspended for credit" in terms of SEBI circular CIR/MRD/DP/ 22 /2010 dated July 29, 2010;
11. GIR number furnished instead of PAN;
12. Bids by RIBs with Bid Amount of a value of more than ₹200,000 (net of retail discount);
13. Bids by persons who are not eligible to acquire Equity Shares in terms of all applicable laws, rules, regulations, guidelines and approvals;
14. Bids accompanied by stock invest, money order, postal order or cash; and
15. Bids uploaded by QIBs after 4.00 pm on the QIB Bid/ Offer Closing Date and by Non-Institutional Bidders uploaded after 4.00 p.m. on the Bid/ Offer Closing Date, and Bids by UPI Bidders uploaded after 5.00 p.m. on the Bid/ Offer Closing Date, unless extended by the Stock Exchanges.

Further, in case of any pre-Offer or post Offer related issues regarding share certificates/demat credit/refund orders/unblocking etc., investors shall reach out to the Company Secretary and Compliance Officer. For details of our Company Secretary and Compliance Officer, see "*General Information*" on page 159.

In case of any delay in unblocking of amounts in the ASBA Accounts (including amounts blocked through the UPI Mechanism) exceeding four Working Days from the Bid/Offer Closing Date, the Bidder shall be compensated at a uniform rate of ₹ 100 per day for the entire duration of delay exceeding four Working Days from the Bid/Offer

Closing Date by the intermediary responsible for causing such delay in unblocking. The Book Running Lead Managers shall, in their sole discretion, identify and fix the liability on such intermediary or entity responsible for such delay in unblocking. Further, Investors shall be entitled to compensation in the manner specified in the SEBI RTA Master Circular in case of delays in resolving investor grievances in relation to blocking/unblocking of funds. For the avoidance of doubt, the provisions of the SEBI RTA Master Circular shall be deemed to be incorporated in the deemed agreement of the Company with the SCSBs to the extent applicable.

Further, for helpline details of the BRLMs pursuant to the SEBI/HO/CFD/DIL2/CIR/P/2021/2480/1/M dated March 16, 2021, see "*General Information – Book Running Lead Managers*" on page 160

Names of entities responsible for finalising the basis of allotment in a fair and proper manner

The authorised employees of the Designated Stock Exchange, along with the BRLMs and the Registrar, shall ensure that the Basis of Allotment is finalised in a fair and proper manner in accordance with the procedure specified in SEBI ICDR Regulations.

Method of allotment as may be prescribed by SEBI from time to time

Our Company will not make any allotment in excess of the Equity Shares through this Red Herring Prospectus and the Prospectus except in case of oversubscription for the purpose of rounding off to make allotment, in consultation with the Designated Stock Exchange. Further, upon oversubscription, an allotment of not more than one per cent of the Offer may be made for the purpose of making allotment in minimum lots.

The allotment of Equity Shares to applicants other than to the Retail Individual Bidders, Non-Institutional Bidders and Anchor Investors shall be on a proportionate basis within the respective investor categories and the number of securities allotted shall be rounded off to the nearest integer, subject to minimum allotment being equal to the minimum application size as determined and disclosed.

The allotment of Equity Shares to each Retail Individual Bidders shall not be less than the minimum bid lot, subject to the availability of shares in Retail Individual Bidders Portion, and the remaining available shares, if any, shall be allotted on a proportionate basis.

The allotment of Equity Shares to each Non-Institutional Bidder shall not be less than the minimum application size, subject to the availability of Equity Shares in Non-Institutional Portion, and the remaining shares, if any, shall be allotted on a proportionate basis in accordance with the conditions specified in this regard in Schedule XIII of the SEBI ICDR Regulations.

Payment into Escrow Account(s) for Anchor Investors

Our Company and the Promoter Selling Shareholder in consultation with the BRLMs, in their absolute discretion, will decide the list of Anchor Investors to whom the CAN will be sent, pursuant to which the details of the Equity Shares allocated to them in their respective names will be notified to such Anchor Investors. For Anchor Investors, the payment instruments for payment into the Escrow Account(s) should be drawn in favour of:

(a) In case of resident Anchor Investors: "YATRA ONLINE LIMITED ANCHOR Resident ACCOUNT"
(b) In case of Non-Resident Anchor Investors: "YATRA ONLINE LIMITED ANCHOR Non-Resident ACCOUNT"

Anchor Investors should note that the escrow mechanism is not prescribed by SEBI and has been established as an arrangement between our Company, the Selling Shareholders and the Syndicate, the Escrow Collection Bank and the Registrar to the Offer to facilitate collections of Bid amounts from Anchor Investors.

Pre-Offer Advertisement

Subject to Section 30 of the Companies Act, 2013, our Company shall, after filing this Red Herring Prospectus with the RoC, publish a pre- Offer advertisement, in the form prescribed by the SEBI ICDR Regulations, in all editions of Financial Express, an English national daily newspaper, all editions of Jansatta, a Hindi national daily newspaper and the Marathi editions of Navshakti a Marathi daily newspaper (Marathi being the regional language of Mumbai, where our Registered Office is located), each with wide circulation.

In the pre-Offer advertisement, we shall state the Bid/Offer Opening Date and the Bid/ Offer Closing Date. This advertisement, subject to the provisions of Section 30 of the Companies Act, 2013, shall be in the format prescribed in Part A of Schedule X of the SEBI ICDR Regulations.

The above information is given for the benefit of the Bidders/applicants. Our Company, the Selling Shareholders and the members of the Syndicate are not liable for any amendments or modification or changes in applicable laws or regulations, which may occur after the date of this Red Herring Prospectus. Bidders/applicants are advised to make their independent investigations and ensure that the number of Equity Shares Bid for do not exceed the prescribed limits under applicable laws or regulations.

Signing of the Underwriting Agreement and the RoC Filing

(a) Our Company, the Selling Shareholders and the Underwriters intend to enter into an Underwriting Agreement on or immediately after the finalisation of the Offer Price but prior to the filing of Prospectus.
(b) After signing the Underwriting Agreement, an updated Red Herring Prospectus will be filed with the RoC in accordance with applicable law, which then would be termed as the 'Prospectus'. The Prospectus will contain details of the Offer Price, the Anchor Investor Offer Price, Offer size, and underwriting arrangements and will be complete in all material respects.

Impersonation

Attention of the applicants is specifically drawn to the provisions of sub-section (1) of Section 38 of the Companies Act, which is reproduced below:

"Any person who:

a) makes or abets making of an application in a fictitious name to a company for acquiring, or subscribing for, its securities; or

b) makes or abets making of multiple applications to a company in different names or in different combinations of his name or surname for acquiring or subscribing for its securities; or

c) otherwise induces directly or indirectly a company to allot, or register any transfer of, securities to him, or to any other person in a fictitious name, shall be liable for action under Section 447."

The liability prescribed under Section 447 of the Companies Act, for fraud involving an amount of at least ₹10,00,000 or one percent of the turnover of our Company, whichever is lower, includes imprisonment for a term which shall not be less than six months extending up to 10 years and fine of an amount not less than the amount involved in the fraud, extending up to three times of such amount (provided that where the fraud involves public interest, such term shall not be less than three years.) Further, where the fraud involves an amount less than ₹ 10,00,000 or one per cent of the turnover of the Company, whichever is lower, and does not involve public interest, any person guilty of such fraud shall be punishable with imprisonment for a term which may extend to five years or with fine which may extend to ₹50,00,000 or with both.

Undertakings by our Company

Our Company undertakes the following:

- adequate arrangements shall be made to collect all Bid cum Application Forms submitted by Bidders and Anchor Investor Application Form from Anchor Investors;

- the complaints received in respect of the Offer shall be attended to by our Company expeditiously and satisfactorily;
- all steps for completion of the necessary formalities for listing and commencement of trading at all the Stock Exchanges where the Equity Shares are proposed to be listed shall be taken within six Working Days of the Bid/Offer Closing Date or such other period as may be prescribed by the SEBI;
- if Allotment is not made within the prescribed time period under applicable law, the entire subscription amount received will be refunded/unblocked within the time prescribed under applicable law. If there is delay beyond the prescribed time, our Company shall pay interest prescribed under the Companies Act, 2013, the SEBI ICDR Regulations and applicable law for the delayed period;
- the funds required for making refunds to unsuccessful Bidders as per the mode(s) disclosed shall be made available to the Registrar to the Offer by our Company;
- where refunds (to the extent applicable) are made through electronic transfer of funds, a suitable communication shall be sent to the applicant within the time prescribed under applicable law, giving details of the bank where refunds shall be credited along with amount and expected date of electronic credit of refund;
- No further issue of the Equity Shares shall be made till the Equity Shares offered through this Red Herring Prospectus are listed or until the Bid monies are unblocked in ASBA Account/refunded on account of non-listing, under-subscription, etc
- Our Company and the Promoter Selling Shareholder, in consultation with the BRLMs, reserves the right not to proceed with the Fresh Issue, in whole or in part thereof, to the extent of the Offered Shares, after the Bid/ Offer Opening Date but before the Allotment. In such an event, our Company would issue a public notice in the newspapers in which the pre-Offer advertisements were published, within two days of the Bid/ Offer Closing Date or such other time as may be prescribed by SEBI, providing reasons for not proceeding with the Offer and inform the Stock Exchanges promptly on which the Equity Shares are proposed to be listed.
- That if the Offer is withdrawn after the Bid/Offer Closing Date, our Company shall be required to file a fresh offer document with SEBI, in the event a decision is taken to proceed with the Offer subsequently;
- That our Company shall not have recourse to the Net Proceeds until the final approval for listing and trading of the Equity Shares from all the Stock Exchanges where listing is sought has been received;
- If our Company and the Promoter Selling Shareholder, in consultation with the BRLMs withdraws the Offer after the Bid/ Offer Closing Date and thereafter determines that it will proceed with an issue of the Equity Shares, our Company shall file a fresh draft red herring prospectus with SEBI.
- Promoter's contribution, if any, shall be brought in advance before the Bid/ Offer Opening Date and the balance, if any, shall be brought in on a pro rata basis before calls are made on the Allottees;
- No further issue of Equity Shares shall be made till the Equity Shares offered through this Red Herring Prospectus are listed or until the Bid monies are unblocked in ASBA Account/refunded on account of non-listing, under-subscription, etc.
- It shall not offer any incentive, whether direct or indirect, in any manner, whether in cash or kind or services or otherwise to the Bidder for making a Bid in the Offer, and shall not make any payment, direct or indirect, in the nature of discounts, commission, allowance or otherwise to any person who makes a Bid in the Offer;

Undertakings by the Selling Shareholders

Each of the Selling Shareholder, severally and not jointly, undertakes in respect of itself as a 'selling shareholder' and its respective portion of the Offered Shares that:

- it is the legal and beneficial owner of, and has clear and marketable title to, the Equity Shares which are offered by it pursuant to the Offer for Sale;
- the Offered Shares have been held by it for a period of at least one year prior to the date of filing of this Red Herring Prospectus with SEBI, are fully paid-up and are in dematerialised form;
- that it shall provide such reasonable assistance to our Company and the BRLMs in redressal of such investor grievances that pertain to the Equity Shares held by it and being offered pursuant to the Offer;
- it shall provide such reasonable cooperation to our Company in relation to the Equity Shares offered by it in the Offer for Sale for the completion of the necessary formalities for listing and commencement of trading at the Stock Exchanges; and

- it shall not have recourse to the proceeds of the Offer until final approval for trading of the Equity Shares from the Stock Exchanges has been received.

The decisions with respect to the Price Band, the minimum Bid lot, revision of Price Band, Offer Price, will be taken by our Company and the Promoter Selling Shareholder in consultation with the BRLMs.

Utilisation of Offer Proceeds

Our Board of Directors certifies and declares that:

- all monies received out of the Fresh Issue shall be credited/transferred to a separate bank account other than the bank account referred to in sub-section (3) of Section 40 of the Companies Act, 2013;
- details of all monies utilised out of the Offer shall be disclosed, and continue to be disclosed till the time any part of the Fresh Issue proceeds remains unutilised, under an appropriate head in the balance sheet of our Company indicating the purpose for which such monies have been utilised; and
- details of all unutilised monies out of the Fresh Issue, if any shall be disclosed under an appropriate separate head in the balance sheet indicating the form in which such unutilised monies have been invested.

The Company specifically confirms and declares that all monies received out of the Offer shall be transferred to a separate bank account other than the bank account referred to in sub-section 3 of Section 40 of the Companies Act, 2013.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

Foreign investment in Indian securities is regulated through the Industrial Policy, 1991 of the Government of India and FEMA. While the Industrial Policy, 1991 prescribes the limits and the conditions subject to which foreign investment can be made in different sectors of the Indian economy, FEMA regulates the precise manner in which such investment may be made. Under the Industrial Policy, unless specifically restricted, foreign investment is freely permitted in all sectors of the Indian economy up to any extent and without any prior approvals, but the foreign investor is required to follow certain prescribed procedures for making such investment. The RBI and the concerned ministries/departments are responsible for granting approval for foreign investment. The Government has from time to time made policy pronouncements on foreign direct investment ("**FDI**") through press notes and press releases. The DPIIT, issued the Consolidated FDI Policy Circular of 2020 ("**FDI Policy**"), which, with effect from October 15, 2020, subsumes and supersedes all press notes, press releases, clarifications, circulars issued by the DPIIT, which were in force as on October 15, 2020. FDI in companies engaged in sectors/ activities which are not listed in the FDI Policy is permitted up to 100% of the paid up share capital of such company under the automatic route, subject to compliance with certain prescribed conditions. The FDI Policy will be valid and remain in force until superseded in totality or in part thereof. Under the current FDI Policy, 100% foreign direct investment is permitted for marketplace modeal of e-commerce under the automatic route, subject to compliance with certain prescribed conditions. The transfer of shares between an Indian resident and a non-resident does not require the prior approval of the RBI, provided that (i) the activities of the investee company are under the automatic route under the FDI policy and transfer does not attract the provisions of the Takeover Regulations; (ii) the non-resident shareholding is within the sectoral limits under the FDI policy; and (iii) the pricing is in accordance with the guidelines prescribed by the SEBI/RBI.

As per the existing policy of the Government of India, OCBs cannot participate in this Offer.

Further, in accordance with Press Note No. 3 (2020 Series), dated April 17, 2020 issued by the DPIIT and the FEMA Non-Debt Rules, any investment, subscription, purchase or sale of equity instruments by entities of a country which shares land border with India or where the beneficial owner of an investment into India is situated in or is a citizen of any such country, will require prior approval of the Government of India, as prescribed in the FDI Policy and the FEMA Non-Debt Rules. Further, in the event of transfer of ownership of any existing or future foreign direct investment in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the aforesaid restriction/ purview, such subsequent change in the beneficial ownership will also require approval of the Government of India. Each Bidder should seek independent legal advice about its ability to participate in the Offer. In the event such prior approval of the Government of India is required, and such approval has been obtained, the Bidder shall intimate our Company and the Registrar in writing about such approval along with a copy thereof within the Offer Period.

Foreign Exchange Laws

The foreign investment in our Company is governed by *inter alia* the FEMA, the FEMA Non-debt Rules, the FDI Policy issued and amended by way of press notes, and the SEBI FPI Regulations.

In terms of the FEMA Non-debt Rules, for calculating the aggregate holding of FPIs in a company, holding of all registered FPIs shall be included. The aggregate limit for FPI investments shall be the sectoral cap applicable to our Company. In accordance with the FEMA Non-debt Rules, the total holding by any individual NRI, on a non-repatriation basis and repatriation basis, shall not exceed 5% of the total paid-up equity capital on a fully diluted basis or shall not exceed five percent of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holdings of all NRIs and OCIs put together shall not exceed 10% of the total paid-up equity capital on a fully diluted basis or shall not exceed 10% of the paid-up value of each series of debentures or preference shares or share warrant. Provided that the aggregate ceiling of 10% may be raised to 24% if a special resolution to that effect is passed by the general body of the Indian company. For details of the aggregate limit for investments by NRIs and FPIs in our Company, see "*Offer Procedure – Bids by Eligible NRIs*" and "*Offer Procedure – Bids by FPIs*" on pages 573.

The Equity Shares have not been and will not be registered, listed or otherwise qualified in any other jurisdiction outside India and may not be offered or sold, and Bids may not be made by persons in any such jurisdiction, except in compliance with the applicable laws of such jurisdiction.

The above information is given for the benefit of the Bidders. Our Company, the Selling Shareholders and the BRLMs are not liable for any amendments or modification or changes in applicable laws or regulations, which may occur after the date of this Red Herring Prospectus. Bidders are advised to make their independent investigations and ensure that the number of Equity Shares Bid for do not exceed the applicable limits under laws or Regulations.

SECTION VIII: DESCRIPTION OF EQUITY SHARES AND TERMS OF ARTICLES OF ASSOCIATION

THE COMPANIES ACT, 2013

COMPANY LIMITED BY SHARES

(Incorporated under the Companies Act, 1956)

ARTICLES OF ASSOCIATION

OF

YATRA ONLINE LIMITED

This set of Articles of Association has been approved pursuant to the provisions of Section 14 of the Companies Act, 2013 and by a special resolution passed at the Extraordinary General Meeting of the **YATRA ONLINE LIMITED** (the "Company") held on October 25, 2021 These Articles have been adopted as the Articles of Association of the Company in substitution for and to the exclusion of all the existing Articles thereof.

PRELIMINARY

The following regulations comprised in these Articles of Association, were adopted pursuant to the special resolution passed at the extra ordinary general meeting of the Company held on October 25, 2021, in substitution for and to the entire exclusion of, the earlier regulations comprised in the existing Articles of Association of the Company.

APPLICABILITY OF TABLE 'F'

1. Subject to anything to the contrary hereinafter provided, the regulations contained in Table"F" in the First Schedule to the Companies Act, 2013, as amended from time to time, in sofar as they are applicable to a public company, will apply to the Company save in so far asthey are expressly or by implication excluded by these Articles. In case of any conflict between the provisions herein contained and the regulations contained in Table "F", the provisions herein will prevail.

DEFINITIONS AND INTERPRETATION

2. In these Articles, the following words and expressions, unless repugnant to the subject, shall meanthe following:

"*Act*" means the Companies Act, 2013 or any statutory modification or re-enactment thereof for the time being in force and the term shall be deemed to refer to the applicable section thereof which is relatable to the relevant Article in which the said term appears in these Articles and any previous company law, so far as may be applicable.

"***Annual General Meeting***" means the annual general meeting of the Company convened and heldin accordance with the Act.

"***Articles of Association***" **or** "***Articles***" mean these articles of association of the Company, as maybe altered from time to time in accordance with the Act.

"***Board***" or "***Board of Directors***" means the board of directors of the Company in office at applicable times.

"***Company***" means **YATRA ONLINE LIMITED**, a company incorporated under the Companies Act, 1956.

"***Depository***" means a depository, as defined in clause (e) of sub-section (1) of Section 2 of the

Depositories Act, 1996 and a company formed and registered under the Companies Act, 2013 andwhich has been granted a certificate of registration under sub-section (1A) of Section 12 of the Securities and Exchange Board of India Act, 1992.

"*Director*" shall mean any director of the Company, including alternate directors, Independent Directors and nominee directors appointed in accordance with and the provisions of these Articles.

"*Equity Shares*" shall mean the issued, subscribed and fully paid-up equity shares of the Company having the face value of such amount as set out in the Memorandum;

"*Extraordinary General Meeting*" means an extraordinary general meeting of the Company convened and held in accordance with the Act;

"*General Meeting*" means any duly convened meeting of the shareholders of the Company and any adjournments thereof;

*** *"Loss of control"*** means an event which, as defined under the relevant statute or accounting standards, leads to THCL Travel Holding Cyprus Limited and Asia Consolidated DMC Pte. Ltd. ceasing to have control over the Company or Yatra Online, Inc. ceasing to have control over THCL Travel Holding Cyprus Limited or Asia Consolidated DMC

"*Member*" means the duly registered holder from time to time, of the shares of the Company and includes the subscribers to the Memorandum of Association and in case of shares held by a Depository, the beneficial owners whose names are recorded as such with the Depository;

"*Memorandum*" or "*Memorandum of Association*" means the memorandum of association of the Company, as may be altered from time to time;

"*Office*" means the registered office, for the time being, of the Company;

"*Officer*" shall have the meaning assigned thereto by the Act;

"*Ordinary Resolution*" shall have the meaning assigned thereto by the Act;

"*Register of Members*" means the register of members to be maintained pursuant to the provisionsof the Act and the register of beneficial owners pursuant to Section 11 of the Depositories Act, 1996, in case of shares held in a Depository;

"Rules" means the applicable rules for the time being in force as prescribed under relevant sections of the Act; and

"*Special Resolution*" shall have the meaning assigned thereto by the Act.

3. Except where the context requires otherwise, these Articles will be interpreted as follows:

(a) headings are for convenience only and shall not affect the construction or interpretation ofany provision of these Articles.

(b) where a word or phrase is defined, other parts of speech and grammatical forms and the cognate variations of that word or phrase shall have corresponding meanings;

(c) words importing the singular shall include the plural and vice versa;

(d) all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders;

(e) the expressions "hereof", "herein" and similar expressions shall be construed as references to these Articles as a whole and not limited to the particular Article in which the relevant expression appears;

(f) the *ejusdem generis* (of the same kind) rule will not apply to the interpretation of these Articles. Accordingly, ***include*** and ***including*** will be read without limitation;

(g) any reference to a ***person*** includes any individual, firm, corporation, partnership, company, trust, association, joint venture, government (or agency or political subdivision thereof) or other entity of any kind, whether or not having separate legal personality. A reference to any person in these Articles shall, where the context permits, include such person's executors, administrators, heirs, legal representatives and permitted successors and assigns;

(h) a reference to any document (including these Articles) is to that document as amended, consolidated, supplemented, novated or replaced from time to time;

(i) references made to any provision of the Act shall be construed as meaning and including the references to the rules and regulations made in relation to the same by the Ministry of Corporate Affairs. The applicable provisions of the Companies Act, 1956 shall cease to have effect from the date on which the corresponding provisions under the Companies Act, 2013 have been notified.

(j) a reference to a statute or statutory provision includes, to the extent applicable at any relevant time:

(i) that statute or statutory provision as from time to time consolidated, modified, re-enacted or replaced by any other statute or statutory provision; and

(ii) any subordinate legislation or regulation made under the relevant statute orstatutory provision;

(k) references to writing include any mode of reproducing words in a legible and non-transitoryform; and

(l) references to ***Rupees, Rs., Re., INR, ₹*** are references to the lawful currency of India.

EXPRESSIONS IN THE ACT AND THESE ARTICLES

4. Save as aforesaid, any words or expressions defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

SHARE CAPITAL AND VARIATION OF RIGHTS

5. AUTHORISED SHARE CAPITAL

The authorized share capital of the Company shall be such amount, divided into such class(es), denomination(s) and number of shares in the Company as stated in Clause V of the Memorandumof Association, with power to increase or reduce such capital from time to time and power to divide the shares in the capital for the time being into other classes and to attach thereto respectively such preferential, convertible, deferred, qualified, or other special rights, privileges, conditions or restrictions and to vary, modify or abrogate the same in such manner as may be determined by or in accordance with the Articles of the Company, subject to the provisions of applicable law for the time being in force.

6. NEW CAPITAL PART OF THE EXISTING CAPITAL

Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered as part of the existing capital, and shall besubject to the provisions herein contained, with reference to the payment of calls and installments,forfeiture, lien, surrender, transfer and transmission, voting and otherwise.

7. KINDS OF SHARE CAPITAL

The Company may issue the following kinds of shares in accordance with these Articles, the Act and other applicable laws:

(a) Equity share capital:

(i) with voting rights; and/or

(ii) with differential rights as to dividend, voting or otherwise in accordance with theAct; and

(b) Preference share capital.

8. *SHARES AT THE DISPOSAL OF THE DIRECTORS

Subject to the provisions of the Act and these Articles, the shares in the capital of the Company shall be under the control of the Board of Directors who may issue, allot or otherwise dispose of all or any of such shares to such persons, in such proportion and on such terms and conditions andeither at a premium or at par or (subject to the compliance with the provision of the Act) at a discount and at such time as they may from time to time think fit and with sanction of the company in the general meeting to give to any person or persons the option or right to call for any shares either at par or premium during such time and for such consideration as the Board of Directors thinks fit, and may issue and allot shares in the capital of the company on payment in full or part of any property sold and transferred or for any services rendered to the company in the conduct of its business and any shares which may so be allotted may be issued as fully paid up shares and if so issued, shall be deemed to be fully paid shares. Provided that option or right to call of shares shall not be given to any person or persons without the sanction of the company in the General Meeting. Provided that, the Board of Directors shall not issue, allot or otherwise dispose of all or any of such shares pursuant to this Article without the approval of (a) the majority of the shareholders of the Company and (b) the explicit approval of (i) Asia Consolidated DMC Pte. Ltd. and (ii) THCL Travel Holding Cyprus Limited, if such issuance, allotment or disposition would cause a Loss of Control.

9. *ISSUE OF SHARES AS CONSIDERATION

The Board of Directors may issue and allot shares of the Company as payment in full or in part, forany property purchased by the Company or in respect of goods sold or transferred or machinery or appliances supplied or for services rendered to the Company in the acquisition and/or in the conduct of its business; and any shares which may be so allotted may be issued as fully paid up shares andif so issued shall be deemed as fully paid up shares. Provided that the Board of Directors shall not issue or allot such shares pursuant to this Article without the approval of (a) the majority of the shareholders of the Company and (b) the explicit approval of (i) Asia Consolidated DMC Pte. Ltd. and (ii) THCL Travel Holding Cyprus Limited, if such issuance or allotment would cause a Loss of Control.

10. *ISSUE OF SWEAT SHARES

The Company may issue Shares at discounted price by way of sweat Equity Shares or in any other manner in accordance with the provisions of the Act or any other applicable law. Provided that the Board of Directors shall not issue or allot such shares pursuant to this Article without the approval of (a) the majority of the shareholders of the Company and (b) the explicit approval of (i) Asia Consolidated DMC Pte. Ltd. and (ii) THCL Travel Holding Cyprus Limited, if such issuance or allotment would cause aLoss of Control.

11. SUB-DIVISION, CONSOLIDATION AND CANCELLATION OF SHARE CERTIFICATE

Subject to the provisions of the Act, the Company in its General Meetings may, by an Ordinary Resolution, from time to time:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) convert all or any of its fully paid-up shares into stock, and reconvert that stock into fully paid-up shares of any denomination;

(c) sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the memorandum so however, that in the sub- division the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in the case of the

Share from which the reduced Share is derived; or;

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of Share Capital by the amount of the shares so cancelled. A cancellation of Shares in pursuance of this Article shall not be deemed to be a reduction of Share Capital within the meaning of the Act.

12. FURTHER ISSUE OF SHARES

(1) Where at any time the Board or the Company, as the case may be, propose to increase the subscribed capital by the issue of further shares then such shares shall be offered, subject to the provisions of section 62 of the Act, and the rules made thereunder:

(A) to the persons who at the date of the offer are holders of the Equity Shares of the Company, in proportion as nearly as circumstances admit, to the paid-up share capital on those shares by sending a letter of offer subject to the conditions mentioned in (i) to (iii) below;

(i) The offer shall be made by notice specifying the number of shares offered and limiting a time not being less than fifteen days or such lesser number of days as may be prescribed days and not exceeding thirty days from the date of the offer within which the offer, if not accepted, shall be deemed to have been declined.

Provided that the notice shall be dispatched through registered post or speed post or through electronic mode or courier or any other mode having proof of deliveryto all the existing shareholders at least three days before the opening of the issue;

(ii) The offer aforesaid shall be deemed to include a right exercisable by the person concerned to renounce the shares offered to him or any of them in favour of any other person and the notice referred to in sub-clause (i) shall contain a statement of this right;

(iii) After the expiry of the time specified in the notice aforesaid, or on receipt of earlier intimation from the person to whom such notice is given that he declines to accept the shares offered, the Board of Directors may dispose of them in such manner as they think most beneficial to the company

(B) to employees under any scheme of employees' stock option subject to Special Resolution passed by the shareholders of the Company and subject to the Rules and such other conditions, as may be prescribed under applicable law; or

(C) to any person(s), if it is authorized by a Special Resolution, whether or not those persons include the persons referred to in clause (A) or clause (B) above either for cash or for a consideration other than cash, if the price of such shares is determinedby the valuation report of a registered valuer (if required under law) subject to such conditions as may be prescribed under the Act and the rules made thereunder;

(2) Nothing in this Article shall apply to the increase of the subscribed capital of a company caused by the exercise of an option as a term attached to the debentures issued or loan raised by the company to convert such debentures or loans into shares in the Company: Provided that the terms of issue of such debentures or loan containing such an option have been approved before the issue of such debentures or the raising of loan by a Special Resolution passed by the Company in General Meeting.

(3) Nothing in sub-clause (ii) of Clause (1)(A) shall be deemed:

(i) To extend the time within which the offer should be accepted; or

(ii) To authorize any person to exercise the right of renunciation for a second time that the person in whose favour the renunciation was first made has declined to take the shares compromised in the renunciation.

(4) Notwithstanding anything contained in Article 11 (2) hereof, where any debentures have been issued, or loan has been obtained from any government by the Company, and if that government considers it necessary in the public interest so to do, it may, by order, direct thatsuch debentures or

loans or any part thereof shall be converted into shares in the Companyon such terms and conditions as appear to the Government to be reasonable in the circumstances of the case even if terms of the issue of such debentures or the raising of suchloans do not include a term for providing for an option for such conversion:

Provided that where the terms and conditions of such conversion are not acceptable to theCompany, it may, within sixty days from the date of communication of such order, appealto National Company Law Tribunal which shall after hearing the Company and the Government pass such order as it deems fit.

A further issue of shares may be made in any manner whatsoever as the Board may determine including by way of preferential offer or private placement, subject to and in accordance with the Act and the rules made thereunder.

(5) *Provided that the Board of Directors shall not issue shares pursuant to this Article without the without the approval of (a) the majority of the shareholders of the Company and (b) the explicit approval of (i) Asia Consolidated DMC Pte. Ltd. and (ii) THCL Travel Holding Cyprus Limited, if such issuance would cause a Loss of Control.

13. TERM OF ISSUE OF DEBENTURE:

Subject to the applicable provisions of the Act and other applicable law, any debentures, debenture-stock or other securities may be issued at a discount, premium or otherwise and may be issued on condition that they shall be convertible into shares of any denomination, and with any privileges and conditions as to redemption, surrender, drawing, allotment of shares and attending (but not voting) at a general meeting, appointment of nominee directors, etc. Debentures with the right to conversion into or allotment of shares shall be issued only with the consent of the Company in a general meeting by special resolution.

14. ALLOTMENT ON APPLICATION TO BE ACCEPTANCE OF SHARES

Any application signed by or on behalf of an applicant for shares in the Company followed by an allotment of any shares therein, shall be an acceptance of shares within the meaning of these Articles, and every person who thus or otherwise accepts any shares and whose name is on the Register of Members, shall, for the purpose of these Articles, be a Member.

15. RETURN ON ALLOTMENTS TO BE MADE OR RESTRICTIONS ON ALLOTMENT

The Board shall observe the restrictions as regards allotment of shares to the public contained in the Act, and as regards return on allotments, the Directors shall comply with applicable provisions of the Act.

16. MONEY DUE ON SHARES TO BE A DEBT TO THE COMPANY

The money (if any) which the Board shall, on the allotment of any shares being made by them, require or direct to be paid by way of deposit, call or otherwise in respect of any shares allotted by them, shall immediately on the inscription of the name of allottee in the Register as the name of the holder of such shares, become a debt due to and recoverable by the Company from the allottee thereof, and shall be paid by him accordingly.

17. INSTALLMENTS ON SHARES

If, by the conditions of allotment of any shares, whole or part of the amount or issue price thereof shall be payable by installments, every such installment shall, when due, be paid to the Company by the person who, for the time being and from time to time, shall be the registered holder of the share or his legal representative.

18. MEMBERS OR HEIRS TO PAY UNPAID AMOUNTS

Every Member or his heirs, executors or administrators shall pay to the Company the portion of the capital represented by his share or shares which may, for the time being remain unpaid thereon, insuch amounts, at such time or times and in such manner, as the Board shall from time to time, in accordance with these

Articles require or fix for the payment thereof.

19. VARIATION OF SHAREHOLDERS' RIGHTS

(a) If at any time the share capital of the Company is divided into different classes of shares, the rights attached to the shares of any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to provisions of the Act and whether or not the Company is being wound up, be varied with the consent in writing of the holders of notless than three-fourth of the issued shares of that class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the shares of that class, as prescribed by the Act.

(b) To every such separate meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply.

(c) The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

20. PREFERENCE SHARES

Subject to the provisions of the Act, the Board shall have the power to issue or re-issue preference shares of one or more classes which are liable to be redeemed, or converted to Equity Shares, on such terms and conditions and in such manner as determined by the Board in accordance with the Act.

(a) Redeemable Preference Shares

The Company, subject to the applicable provisions of the Act and the consent of the Board,shall have the power to issue on a cumulative or non-cumulative basis, preference shares liable to be redeemed in any manner permissible under the Act, and the Directors may, subject to the applicable provisions of the Act, exercise such power in any manner as theydeem fit and provide for redemption of such shares on such terms including the right to redeem at a premium or otherwise as they deem fit.

(b) Convertible Redeemable Preference Shares

The Company, subject to the applicable provisions of the Act and the consent of the Board,shall have power to issue on a cumulative or non-cumulative basis convertible redeemablepreference shares liable to be redeemed in any manner permissible under the Act and the Directors may, subject to the applicable provisions of the Act, exercise such power as theydeem fit and provide for redemption at a premium or otherwise and/or conversion of suchshares into such securities on such terms as they may deem fit.

(c) *Provided that the Board of Directors shall not issue any preference shares pursuant to this article without the approval of (a) the majority of the shareholders of the Company and (b) the explicit approval of (i) Asia Consolidated DMC Pte. Ltd. and (ii) THCL Travel Holding Cyprus Limited, if such issuance would cause a Loss of Control.

21. PAYMENTS OF INTEREST OUT OF CAPITAL

The Company shall have the power to pay interest out of its capital on so much of the shares which have been issued for the purpose of raising money to defray the expenses of the construction of any work or building for the Company in accordance with the Act.

22. AMALGAMATION

Subject to provisions of these Articles, the Company may amalgamate or cause itself to be amalgamated with any other person, firm or body corporate subject to the provisions of the Act.

SHARE CERTIFICATES

23. ISSUE OF CERTIFICATE

i. Every person whose name is entered as a member in the register of members shall be entitled without payment to one or more certificates in marketable lots, for all the shares of each class or denomination registered in his name, to receive within two months after allotment, unless the conditions of issuer thereof provide otherwise, or within one month from the date of receipt by the Company of the application for the registration of transfer or transmission or sub-division, consolidation or renewal as the case may be within a period of six months from the date of allotment in the case of any allotment of Debenture or within such other period as the conditions of issue shall provide –

(a) one certificate for all his shares without payment of any charges; or
(b) several certificates, each for one or more of his shares, upon payment of such charges as may be fixed by the Board for each certificate after the first.

ii. Every certificate shall be under the Seal of the Company, if any, and shall specify the number and distinctive numbers of shares to which it relates and the amount paid-up thereon, shall be signed by two directors or by a director and the company secretary, wherever the company has appointed a company secretary.

iii. In respect of any share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders. Any Member of the Company shall have the right to sub-divide, split or consolidate the total number of Shares held by them in any manner and to request the Company to provide certificate(s) evidencing such, split or consolidation subject to process being followed by the members as per applicable law, rules & regulation (as amended from time to time).

iv. The provision of this Article shall mutatis mutandis apply to debentures of the Company.

24. RULES TO ISSUE SHARE CERTIFICATES

The Act shall be complied with in respect of the issue, reissue, renewal of share certificates and theformat, sealing and signing of the certificates and records of the certificates issued shall be maintained in accordance with the said Act.

25. ISSUE OF NEW CERTIFICATE IN PLACE OF ONE DEFACED, LOST OR DESTROYED

If any certificate be worn out, defaced, mutilated or torn or if there be no further space on the back thereof for endorsement of transfer, then upon production and surrender thereof to the Company, a new certificate may be issued in lieu thereof, and if any certificate is lost or destroyed then upon proof thereof to the satisfaction of the Company and on execution of such indemnity as the Company deem adequate, being given, a new certificate in lieu thereof shall be given to the party entitled to such lost or destroyed certificate. Every certificate under this Article shall be issued without payment of fees if the Directors so decide, or on payment of such fees not exceeding the amount payable under applicable law for each certificate as may be fixed by the Board. Provided that no fee shall be charged for issue of new certificates in replacement of those which are old, defaced or worn out or where there is no further space on the back thereof for endorsement of transfer.

Provided that notwithstanding what is stated above, the Directors shall comply with such rules or regulation or requirements of any stock exchange or the rules made under the Act or the rules made under Securities Contracts (Regulation) Act, 1956 or any other act or rules applicable in this behalf.

The Company will issue certificates or receipts or advices, as applicable, of subdivision, split, consolidation, renewal, exchanges, endorsements, issuance of duplicates thereof or issuance of new certificates or receipts or advices, as applicable, in cases of loss or old decrepit or worn out certificates or receipts or advices, as applicable within a period of thirty days from the date of such lodgement or such other time as mat be prescribed under applicable laws.

The provisions of this Articles shall *mutatis mutandis* apply to debentures and preference shares of the Company.

UNDERWRITING & BROKERAGE

26. COMMISSION FOR PLACING SHARES, DEBENTURES, ETC.

(a) The Company may exercise the powers of paying commissions conferred by the Act, to any person in connection with the subscription to its securities, provided that the rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Act and the Rules.

(b) The rate or amount of the commission shall not exceed the rate or amount prescribed in the Rules.

(c) The commission may be satisfied by the payment of cash or the allotment of fully or partlypaid shares or partly in the one way and partly in the other.

LIEN

27. COMPANY'S LIEN ON SHARES / DEBENTURES

The company shall have a first and paramount lien:

upon all the shares/debentures (other than fully paid-up shares/debentures) registered in the name of each member (whether solely or jointly with others) and upon the proceeds of sale thereof for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such shares/debentures and no equitable interest in any share shall be created except upon the footing and condition that this Article will have full effect and such lien shall extend to all dividends and bonuses from time to time declared in respect of such shares/debentures. Unless otherwise agreed the registration of a transfer of shares/debentures shall operate as a waiver of the company's lien If any, on such shares/debentures.

Provided that the Board may at any time declare any share to be wholly or in part exempt from the provisions of this Article.

The fully paid up shares shall be free from all lien and in the case of partly paid up shares the Company's lien shall
be restricted to moneys called or payable at a fixed time in respect of such shares.

28. LIEN TO EXTEND TO DIVIDENDS, ETC.

The Company's lien, if any, on a share shall extend to all dividends or interest, as the case may be,payable and bonuses declared from time to time in respect of such shares / debentures.

29. ENFORCING LIEN BY SALE

The Company may sell, in such manner as the Board thinks fit, any shares on which the Companyhas a lien:

Provided that no sale shall be made—

(a) unless a sum in respect of which the lien exists is presently payable; or

(b) until the expiration of fourteen (14) days' after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share or to the person entitled thereto by reason of his death or insolvency.

No Member shall exercise any voting right in respect of any shares registered in his name on which any calls or other sums presently payable by him have not been paid, or in regard to which the Company has exercised any right of lien.

30. VALIDITY OF SALE

To give effect to any such sale, the Board may authorize some person to transfer the shares sold tothe purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer. The purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings withreference to the sale.

31. VALIDITY OF COMPANY'S RECEIPT

The receipt of the Company for the consideration (if any) given for the share on the sale thereof shall (if necessary, to execution of an instrument of transfer or a transfer by relevant system, as the case maybe) constitute a good title to the share and the purchaser shall be registered as the holder of the share.

32. APPLICATION OF SALE PROCEEDS

The proceeds of any such sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any,shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale)be paid to the person entitled to the shares at the date of the sale.

33. OUTSIDER'S LIEN NOT TO AFFECT COMPANY'S LIEN

In exercising its lien, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not (except as ordered by a court of competent jurisdiction or unless required by law) be bound to recognise any equitable or other claim to, or interest in, such share on the part of any other person, whether a creditor of the registered holder or otherwise. The Company's lien shall prevail notwithstanding that it has received notice of any such claim.

34. PROVISIONS AS TO LIEN TO APPLY MUTATIS MUTANDIS TO DEBENTURES, ETC.

The provisions of these Articles relating to lien shall *mutatis mutandis* apply to any other securities, including debentures, of the Company.

CALLS ON SHARES

35. BOARD TO HAVE RIGHT TO MAKE CALLS ON SHARES

The Board may subject to the provisions of the Act and any other applicable law, from time to time, make such call as it thinks fit upon the members in respect of all moneys unpaid on the shares (whether on account of the nominal value of the shares or by premium) and not by the conditions of allotment thereof made payable at fixed times. Provided that no call shall exceed one-fourth of the nominal value of the share or be payable at less than one month or such time period as may be prescribed under applicable laws from the date fixed for the payment of the last preceding call. A call may be revoked or postponed at the discretion of the Board. The power to call on shares shall not be delegated to any other person except with the approval of the shareholders' in a General Meeting and as may be permitted by law.

36. NOTICE FOR CALL

Each Member shall, subject to receiving at least fourteen (14) days' notice specifying the time or times, place and mode of payment, pay to the Company, at the time or times, place and mode so specified, the amount called on his shares.

The Board may, from time to time, at its discretion, extend the time fixed for the payment of any call in respect of one or more Members as the Board may deem appropriate in any circumstances.

37. CALL WHEN MADE

The Board of Directors may, when making a call by resolution, determine the date on which such call shall be deemed to have been made, not being earlier than the date of resolution making such call, and thereupon the call shall be deemed to have been made on the date so determined and if no such date is so

determined a call shall be deemed to have been made at the date when the resolutionauthorizing such call was passed at the meeting of the Board and may be required to be paid in installments.

38. LIABILITY OF JOINT HOLDERS FOR A CALL

The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

39. CALLS TO CARRY INTEREST

If a Member fails to pay any call due from him on the day appointed for payment thereof, or any such extension thereof as aforesaid, he shall be liable to pay interest on the same from the day appointed for the payment thereof to the time of actual payment at the rate of ten percent or such other lower rate as shall from time to time be fixed by the Board but nothing in this Article shall render it obligatory for the Board to demand or recover any interest from any such Member. The Board shall be at liberty to waive payment of any such interest wholly or in part.

40. DUES DEEMED TO BE CALLS

Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall, for the purposesof these Articles, be deemed to be a call duly made and payable on the date on which by the termsof issue such sum becomes payable.

41. EFFECT OF NON-PAYMENT OF SUMS

In case of non-payment of such sum, all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified

42. PAYMENT IN ANTICIPATION OF CALL MAY CARRY INTEREST

The Board –

(a) may, if it thinks fit, subject to the provisions of the Act, agree to and receive from any Member willing to advance the same, all or any partof the monies uncalled and unpaid upon any shares held by him beyond the sums actually called for; and

(b) upon all or any of the monies so advanced, may (until the same would, but for such advance, become presently payable) pay interest at such rate such rate as the member paying such sum in advance and the Directors agree upon provided that money paid in advance of calls shall not confer a right to participate in profits or dividend, subsequent declared.

The Board may at any time repay the amount so advanced.

The members shall not be entitled to any voting rights in respect of the moneys so paid by him until the same would but for such payment, become presently payable.

The provisions of these Articles shall mutatis mutandis apply to the calls on debentures of the company.

43. PROVISIONS AS TO CALLS TO APPLY MUTATIS MUTANDIS TO DEBENTURES,ETC.

The provisions of these Articles relating to calls shall *mutatis mutandis* apply to any other securities, including debentures, of the Company.

FORFEITURE OF SHARES

44. BOARD TO HAVE A RIGHT TO FORFEIT SHARES

If a Member fails to pay any call, or installment of a call or any money due in respect of any share,on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or installment remains unpaid or a judgment or decree in respect thereof remains unsatisfied in whole or in part, serve a notice on him requiring payment of so much of thecall or installment or other

money as is unpaid, together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of non-payment.

45. NOTICE FOR FORFEITURE OF SHARES

The notice aforesaid shall:

(a) name a further day (not being earlier than the expiry of fourteen days from the date of services of the notice) on or before which the payment required by the notice is to be made;and

(b) state that, in the event of non-payment on or before the day so named, the shares in respectof which the call was made shall be liable to be forfeited.

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may, at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or any other money payable in respect of the forfeited share and not actually paid before the forfeiture subject to the applicable provisions of the Act.

46. RECEIPT OF PART AMOUNT OR GRANT OF INDULGENCE NOT TO AFFECT FORFEITURE

Neither a judgment nor a decree in favour of the Company for calls or other moneys due in respect of any shares nor any part payment or satisfaction thereof nor the receipt by the Company of a portion of any money which shall from time to time be due from any Member in respect of any shares either by way of principal or interest nor any indulgence granted by the Company in respectof payment of any such money shall preclude the forfeiture of such shares as herein provided. Thereshall be no forfeiture of unclaimed dividends before the claim becomes barred by law.

47. FORFEITED SHARE TO BE THE PROPERTY OF THE COMPANY

Any share forfeited in accordance with these Articles, shall be deemed to be the property of the Company and may be sold, re-allocated or otherwise disposed of either to the original holder thereof or to any other person upon such terms and in such manner as the Board thinks fit.

48. ENTRY OF FORFEITURE IN REGISTER OF MEMBERS

When any share shall have been so forfeited, notice of the forfeiture shall be given to the defaulting member and any entry of the forfeiture with the date thereof, shall forthwith be made in the Register of Members but no forfeiture shall be invalidated by any omission or neglect or any failure to givesuch notice or make such entry as aforesaid

49. MEMBER TO BE LIABLE EVEN AFTER FORFEITURE

A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding the forfeiture, remain liable to pay, and shall pay, to the Company all monies which, at the date of forfeiture, were presently payable by him to the Company in respectof the shares. All such monies payable shall be paid together with interest thereon at such rate as the Board may determine, from the time of forfeiture until payment or realization. The Board may,if it thinks fit, but without being under any obligation to do so, enforce the payment of the whole or any portion of the monies due, without any allowance for the value of the shares at the time of forfeiture or waive payment in whole or in part. The liability of such person shall cease if and when the Company shall have received payment in full of all such monies in respect of the shares.

50. EFFECT OF FORFEITURE

The forfeiture of a share shall involve extinction at the time of forfeiture, of all interest in and all claims and demands against the Company, in respect of the share and all other rights incidental tothe share, except only such of those rights as by these Articles expressly saved.

51. CERTIFICATE OF FORFEITURE

A duly verified declaration in writing that the declarant is a director, the manager or the secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claimingto be entitled to the share.

52. TITLE OF PURCHASER AND TRANSFEREE OF FORFEITED SHARES

The Company may receive the consideration, if any, given for the share on any sale, re-allotment or disposal thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of. The transferee shall thereupon be registered as the holder of the shareand the transferee shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in referenceto the forfeiture, sale, re-allotment or disposal of the share.

53. VALIDITY OF SALES

Upon any sale after forfeiture or for enforcing a lien in exercise of the powers hereinabove given, the Board may, if necessary, appoint some person to execute an instrument for transfer of the shares sold, and the purchasers shall not be bound to see to the application of the purchase money, and cause the purchaser's name to be entered in the Register of Members in respect of the shares sold and after his name has been entered in the Register of Members in respect of such shares the validity of the sale shall not be impeached by any person.

54. CANCELLATION OF SHARE CERTIFICATE IN RESPECT OF FORFEITED SHARES

Upon any sale, re-allotment or other disposal under the provisions of the preceding Articles, the certificate(s), if any, originally issued in respect of the relative shares shall (unless the same shall on demand by the Company has been previously surrendered to it by the defaulting member) stand cancelled and become null and void and be of no effect, and the Board shall be entitled to issue a duplicate certificate(s) in respect of the said shares to the person(s) entitled thereto.

55. BOARD ENTITLED TO CANCEL FORFEITURE

The Board may at any time before any share so forfeited shall have them sold, reallotted or otherwise disposed of, cancel the forfeiture thereof upon such conditions at it thinks fit.

56. SURRENDER OF SHARE CERTIFICATES

The Board may, subject to the provisions of the Act, accept a surrender of any share from or by any Member desirous of surrendering them on such terms as they think fit.

57. SUMS DEEMED TO BE CALLS

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sumwhich, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

58. PROVISIONS AS TO FORFEITURE OF SHARES TO APPLY MUTATIS MUTANDIS TO DEBENTURES, ETC.

The provisions of these Articles relating to forfeiture of shares shall *mutatis mutandis* apply to any other securities, including debentures, of the Company

TRANSFER AND TRANSMISSION OF SHARES

59. REGISTER OF TRANSFERS

The Company shall keep a "Register of Transfers" and therein shall be fairly and distinctly entered particulars of every transfer or transmission of any shares. The Company shall also use a commonform

of transfer.

60. ENDORSEMENT OF TRANSFER

In respect of any transfer of shares registered in accordance with the provisions of these Articles, the Board may, at its discretion, direct an endorsement of the transfer and the name of the transferee and other particulars on the existing share certificate and authorize any Director or Officer of the Company to authenticate such endorsement on behalf of the Company or direct the issue of a freshshare certificate, in lieu of and in cancellation of the existing certificate in the name of the transferee.

The Board may delegate the power of transfer of securities to a committee or to compliance officer or to the registrar to an issue and/or share transfer agent(s).

Provided that the board of directors and/or the delegated authority shall attend to the formalities pertaining to transfer of securities at least once in a fortnight:

Provided that the delegated authority shall report on transfer of securities to the Board in each meeting. Provided further that, in accordance with applicable laws, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a Depository.

*Provided that the Board of Directors shall not endorse any transfer of shares pursuant to this Article without the approval of (a) the majority of the shareholders of the Company and (b) the explicit approval of (i) Asia Consolidated DMC Pte. Ltd. and (ii) THCL Travel Holding Cyprus Limited, if such transfer would cause a Loss of Control.

61. INSTRUMENT OF TRANSFER

(a) The instrument of transfer of any share shall be in writing and all the provisions of the Act,and of any statutory modification thereof for the time being shall be duly complied with inrespect of all transfer of shares and registration thereof. The Company shall use the form of transfer, as prescribed under the Act, in all cases. In case of transfer of shares, where the Company has not issued any certificates and where the shares are held in dematerialized form, the provisions of the Depositories Act, 1996 shall apply.

(b) The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the register of members in respect thereof.

(c) The Board may, subject to the right of appeal conferred by the provisions of the Act decline to register—

i. the transfer of a share, not being a fully paid share, to a person of whom they do not approve; or

ii. any transfer of shares on which the company has a lien.

(d) The Board may decline to recognize any instrument of transfer unless-

(i) the instrument of transfer is in the form prescribed under the Act;

(ii) the instrument of transfer is accompanied by the certificate of shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

(iii) the instrument of transfer is in respect of only one class of shares.

(e) No fee shall be charged for registration of transfer, transmission, probate, succession certificate and letters of administration, certificate of death or marriage, power of attorneyor similar other document.

62. EXECUTION OF TRANSFER INSTRUMENT

Every such instrument of transfer shall be executed, both by or on behalf of both the transferor andthe transferee and the transferor shall be deemed to remain holder of the shares until the name of the transferee

is entered in the Register of Members in respect thereof.

63. CLOSING REGISTER OF TRANSFERS AND OF MEMBERS

Subject to compliance with the Act and other applicable law, the Board shall be empowered, on giving not less than seven (7) days' notice or such period as may be prescribed, to close the transfer books, Register of Members, the register of debenture holders at such time or times, and for such period or periods, not exceeding thirty (30) days at a time and not exceeding an aggregate forty five (45) days in each year as it may seem expedient.

64. DIRECTORS MAY REFUSE TO REGISTER TRANSFER

Subject to the provisions of the Act, Securities Contracts (Regulation) Act, 1956 or any law for the time being in force and these Articles , the Board may (at its own absolute and uncontrolled discretion) decline or refuse by giving reasons, whether in pursuance of any power of the Company under these Articles, applicable laws, or otherwise, to register or acknowledge any transfer of, or the transmission by operation of law of the right to, any securities or interest of a Member or in debentures of the Company, after providing sufficient cause, within a period of one month, or such other time period as prescribed under applicable laws for transfer or transmission of securities, from the date on which the instrument oftransfer, or the intimation of such transmission, as the case may be, was delivered to the Company, send to the transferee and transferor notice of the refusal, giving reasons for such refusal. Provided that the registration of transfer of any securities shall not be refused on the ground of the transferor being either alone or jointly with any other person or persons, indebted to the Company on anyaccount whatsoever except where the Company has a lien on shares that are proposed to be transferred or if such shares are not fully paid. Transfer of shares/debentures in whatever lot shall not be refused.

65. TRANSFER OF PARTLY PAID SHARES

Where in the case of partly paid shares, an application for registration is made by the transferor alone, the transfer shall not be registered, unless the Company gives the notice of the application to the transferee in accordance with the provisions of the Act and the transferee gives no objection to the transfer within the time period prescribed under the Act.

66. TITLE TO SHARES OF DECEASED MEMBERS

The executors or administrators or the holders of a succession certificate issued in respect of the shares of a deceased Member and not being one of several joint holders shall be the only person whom the Company shall recognize as having any title to the shares registered in the name of such Members and in case of the death of one or more of the joint holders of any registered share, the survivor or survivors shall be entitled to the title or interest in such shares but nothing herein contained shall be taken to release the estate of a deceased joint holder from any liability on shares held by him jointly with any other person. Provided nevertheless that in case the Directors, in theirabsolute discretion think fit, it shall be lawful for the Directors to dispense with the production of a probate or letters of administration or a succession certificate or such other legal representation upon such terms (if any) (as to indemnify or otherwise) as the Directors may consider necessary or desirable.

67. TRANSFERS NOT PERMITTED

No share shall in any circumstances be transferred to any infant, insolvent or a person of unsound mind, except fully paid shares through a legal guardian.

68. TRANSMISSION OF SHARES

Subject to the provisions of the Act and these Articles, any person becoming entitled to shares in consequence of the death, lunacy, bankruptcy or insolvency of any Members, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board (which it shall not be under any obligation to give), upon producing such evidence as the Board thinks sufficient, that he sustains the character in respect of which he proposes to act under this Article, or of his title, elect to either be registered himself as holder of the shares or elect to have some person nominated by him and approved by the Board, registered as such holder or to make such transfer of the share as the deceased or insolvent member could have made. If the person so becoming entitled shall elect to be registered as holder of the

share himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. Provided, nevertheless,if such person shall elect to have his nominee registered, he shall testify that election by executingin favour of his nominee an instrument of transfer in accordance with the provision herein contained and until he does so he shall not be freed from any liability in respect of the shares. Further, all limitations, restrictions and provisions of these regulations relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or transfer as aforesaid as ifthe death or insolvency of the Member had not occurred and the notice or transfer were a transfer signed by that Member.

69. RIGHTS ON TRANSMISSION

A person becoming entitled to a share by transmission shall, reason of the death or insolvency of the holder shall entitled to the same dividends and other advantages to which he would be entitled if he were the registered holderof the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

Provided that the Board may at any time give a notice requiring any such person to elect either tobe registered himself or to transfer the share and if the notice is not complied with within ninety (90) days, the Board may thereafter withhold payment of all dividends, bonus or other moneyspayable in respect of such share, until the requirements of notice have been complied with

70. SHARE CERTIFICATES TO BE SURRENDERED

Before the registration of a transfer, the certificate or certificates of the share or shares to be transferred must be delivered to the Company along with (save as provided in the Act) properly stamped and executed instrument of transfer.

71. COMPANY NOT LIABLE TO NOTICE OF EQUITABLE RIGHTS

The Company shall incur no liability or responsibility whatever in consequence of its registering or giving effect to any transfer of shares made or purporting to be made by any apparent legal owner thereof (as shown or appearing in the Register) to the prejudice of persons having or claiming any equitable rights, title or interest in the said shares, notwithstanding that the Company may have had notice of such equitable rights referred thereto in any books of the Company and the Company shall not be bound by or required to regard or attend to or give effect to any notice which may be given to it of any equitable rights, title or interest or be under any liability whatsoever for refusingor neglecting to do so, though it may have been entered or referred to in some book of the Companybut the Company shall nevertheless be at liberty to regard and attend to any such notice and give effect thereto if the Board shall so think fit.

72. TRANSFER AND TRANSMISSION OF DEBENTURES

The provisions of these Articles, shall, *mutatis mutandis*, apply to the transfer of or the transmission by law of the right to any securities including, debentures of the Company.

SHARE WARRANTS AND ALTERATION OF CAPITAL

73. RIGHTS TO ISSUE SHARE WARRANTS

The Company may issue share warrants subject to, and in accordance with provisions of the Act. The Board may, in its discretion, with respect to any share which is fully paid up on application inwriting signed by the person registered as holder of the share, and authenticated by such evidence(if any) as the Board may from time to time require as to the identity of the person signing the application, and the amount of the stamp duty on the warrant and such fee as the Board may from time to time require having been paid, issue a warrant.

74. BOARD TO MAKE RULES

The Board may, from time to time, make rules as to the terms on which it shall think fit, a newshe

warrant or coupon may be issued by way of renewal in case of defacement, loss or destruction.

75. SHARES MAY BE CONVERTED INTO STOCK

Where shares are converted into stock:

(a) the holders of stock may transfer the same or any part thereof in the same manner as, and subject to the same Articles under which, the shares from which the stock arose might before the conversion have been transferred, or as near thereto as circumstances admit:

Provided that the Board may, from time to time, fix the minimum amount of stock transferable, so, however, that such minimum shall not exceed the nominal amount of the shares from which the stock arose;

(b) the holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company,and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by an amount of stock which would not,if existing in shares, have conferred that privilege or advantage;

(c) such of the Articles of the Company as are applicable to paid-up shares shall apply to stockand the words "share" and "shareholder"/"Member" shall include "stock" and "stock- holder" respectively.

76. REDUCTION OF CAPITAL

The Company may, by a Special Resolution as prescribed by the Act, reduce in any manner and in accordance with the provisions of the Act—

(a) its share capital; and/or

(b) any capital redemption reserve account; and/or

(c) any share premium account

and in particular without prejudice to the generality of the foregoing power may be:

(i) extinguishing or reducing the liability on any of its shares in respect of share capital not paid up;

(ii) either with or without extinguishing or reducing liability on any of its shares, cancel paid up share capital which is lost or is unrepresented by available assets; or

(iii) either with or without extinguishing or reducing liability on any of its shares, pay off any paid up share capital which is in excess of the wants of the Company; and may, if and so far as is necessary, alter its Memorandum,by reducing the amount of its share capital and of its shares accordingly.

DEMATERIALISATION AND BUYBACKS

77. DEMATERIALISATION OF SECURITIES

(a) The Company shall recognize interest in dematerialized securities under the Depositories Act, 1996.

Subject to the provisions of the Act, either the Company or the investor may exercise an option to issue (in case of the Company only), deal in, hold the securities (including shares)with a Depository in electronic form and the certificates in respect thereof shall be dematerialized, in which event, the rights and obligations of the parties concerned and matters connected therewith or incidental thereof shall be governed by the provisions of the Depositories Act, 1996 as amended from time to time or any statutory modification(s)thereto or re-enactment thereof, the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018 and other Applicable Law.

(b) Dematerialization/Re-materialization of securities

Notwithstanding anything to the contrary or inconsistent contained in these Articles, the Company shall be entitled to dematerialize its existing securities, re materialize its securities held in Depositories and/or offer its fresh securities in the dematerialized form pursuant to the Depositories Act, 1996 and the rules framed thereunder, if any.

(c) Option to receive security certificate or hold securities with the Depository

Every person subscribing to or holding securities of the Company shall have the option to receive the security certificate or hold securities with a Depository. Where a person opts tohold a security with the Depository, the Company shall intimate such Depository of the details of allotment of the security and on receipt of such information, the Depository shall enter in its Record, the name of the allottees as the beneficial owner of that Security.

(d) Securities in electronic form

All securities held by a Depository shall be dematerialized and held in electronic form. No certificate shall be issued for the securities held by the Depository.

(e) Beneficial owner deemed as absolute owner

Except as ordered by a court of competent jurisdiction or by applicable law required and subject to the provisions of the Act, the Company shall be entitled to treat the person whose name appears on the applicable register as the holder of any security or whose name appears as the beneficial owner of any security in the records of the Depository as the absolute owner thereof and accordingly shall not be bound to recognize any benami trust or equity, equitable contingent, future, partial interest, other claim to or interest in respect of such securities or (except only as by these Articles otherwise expressly provided) any right in respect of a security other than an absolute right thereto in accordance with these Articles, on the part of any other person whether or not it has expressed or implied notice thereof but the Board shall at their sole discretion register any security in the joint names of any two or more persons or the survivor or survivors of them.

(f) Register and index of beneficial owners

The Company shall cause to be kept a register and index of members with details of securities held in materialized and dematerialized forms in any media as may be permitted by law including any form of electronic media. The register and index of beneficial owners maintained by a Depository under the Depositories Act, 1996 shall be deemed to be a register and index of members for the purposes of this Act. The Company shall have the power to keep in any state or country outside India, a Register of Members, resident in that state or country.

78. BUY BACK OF SHARES

Notwithstanding anything contained in these Articles, but subject to all applicable provisions of the Act or any other law for the time being in force, the Company may purchase its own shares or otherspecified securities.

GENERAL MEETINGS

79. ANNUAL GENERAL MEETINGS

(a) The Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meeting in that year.

(b) An Annual General Meeting of the Company shall be held in accordance with theprovisions of the Act.

80. EXTRAORDINARY GENERAL MEETINGS

All General Meetings other than the Annual General Meeting shall be called "Extraordinary General Meeting". Provided that, the Board may, whenever it thinks fit, call an Extraordinary General Meeting.

81. EXTRAORDINARY MEETINGS ON REQUISITION

The Board shall, on the requisition of Members, convene an Extraordinary General Meeting of the Company in the circumstances and in the manner provided under the Act.

82. NOTICE FOR GENERAL MEETINGS

All General Meetings shall be convened by giving not less than clear twenty one (21) days' notice,in such manner as is prescribed under the Act, specifying the place, day, date and hour of the meeting and a statement of the business proposed to be transacted at such a meeting, in the manner mentioned in the Act. Notice shall be given to all the Members and to such persons as are under the Act and/or these Articles entitled to receive such notice from the Company but any accidental omission to give notice to or non-receipt of the notice by any Member or other person to whom it should be given shall not invalidate the proceedings of any General Meetings.

The Members may participate in General Meetings through such modes as permitted by applicablelaws.

83. SHORTER NOTICE ADMISSIBLE

Upon compliance with the relevant provisions of the Act, an Annual General Meeting or any General Meeting may be convened by giving a shorter notice than twenty one (21) days if consent is given in writing or by electronic mode by not less than 95 (ninety five) percent of the Shareholders entitled to vote at that meeting.

84. CIRCULATION OF MEMBERS' RESOLUTION

The Company shall comply with provisions of Section 111 of the Act, as to giving notice of resolutions and circulating statements on the requisition of Members.

85. SPECIAL AND ORDINARY BUSINESS

a) Subject to the provisions of the Act, all business shall be deemed special that is transacted at the Annual General Meeting with the exception of declaration of any dividend, the consideration of financial statements and reports of the Directors and auditors, the appointment of Directors in place of those retiring and the appointment of and fixing of the remuneration of the auditors. In case of any other meeting, all business shall be deemed to be special.

b) In case of special business as aforesaid, an explanatory statement as required under the applicable provisions of the Act shall be annexed to the notice of the meeting.

86. QUORUM FOR GENERAL MEETING

The quorum for the General Meetings shall be as provided in the Act, and no business shall be transacted at any General Meeting unless the requisite quorum is present at the commencement of the meeting.

87. TIME FOR QUORUM AND ADJOURNMENT

Subject to the provisions of the Act, if within half an hour from the time appointed for a meeting, a quorum is not present, the meeting, if called upon the requisition of Members, shall be cancelled and in any other case, it shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the Directors may determine. If at the adjourned meeting also a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be quorum and may transact the business for which the meeting was called.

88. CHAIRMAN OF GENERAL MEETING

The chairman, if any, of the Board of Directors shall preside as chairman at every General Meeting of the

Company.

89. ELECTION OF CHAIRMAN

Subject to the provisions of the Act, if there is no such chairman or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors present shall elect another Director as chairman and if no Director be present or if all the Directors decline to take the chair, then the Members present shall choose a Member to be the chairman.

90. BUSINESS CONFINED TO ELECTION OF CHAIRMAN WHILE CHAIR IS VACANT

No business shall be discussed at any General Meeting except the election of the Chairman whilst the Chair is vacant. If a poll is demanded on the election of the Chairman it shall be taken forthwith in accordance with the provisions of the Act and these Articles.

91. ADJOURNMENT OF MEETING

Subject to the provisions of the Act, the chairman of a General Meeting may, with the consent given in the meeting at which a quorum is present (and shall if so directed by the meeting) adjournthat meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When the meeting is adjourned for thirty (30) days or more, notice of theadjourned meeting shall be given as nearly to the original meeting, as may be possible. Save as aforesaid and as provided in Section 103 of the Act, it shall not be necessary to give any notice ofadjournment of the business to be transacted at an adjourned meeting.

92. VOTING AT MEETING

At any General Meeting, a demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than that on which a poll has been demanded. The demand for a poll may be withdrawn at any time by the person or persons who made the demand. Further, no objection shall be raised to the qualification of any voter except at the General Meeting or adjourned General Meeting at which the vote objected to is given or tendered, and every vote not disallowedat such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the General Meeting, whose decision shall be final and conclusive.

93. DECISION BY POLL

If a poll is duly demanded in accordance with the provisions of the Act, it shall be taken in such manner as the chairman directs and the results of the poll shall be deemed to be the decision of the meeting on the resolution in respect of which the poll was demanded.

94. CASTING VOTE OF CHAIRMAN

In case of equal votes, whether on a show of hands or on a poll, the chairman of the General Meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a secondor casting vote in addition to the vote or votes to which he may be entitled to as a Member.

95. PASSING RESOLUTIONS BY POSTAL BALLOT

(a) Notwithstanding any of the provisions of these Articles, the Company may, and in the caseof resolutions relating to such business as notified under the Act, to be passed by postal ballot, shall get any resolution passed by means of a postal ballot, instead of transacting thebusiness in the General Meeting of the Company.

(b) Where the Company decides to pass any resolution by resorting to postal ballot, it shall follow the procedures as prescribed under the Act.

(c) If a resolution is assented to by the requisite majority of the shareholders by means of postal ballot, it shall be deemed to have been duly passed at a General Meeting convened in that behalf.

VOTE OF MEMBERS

96. VOTING RIGHTS OF MEMBERS

Subject to any rights or restrictions for the time being attached to any class or classes of shares:

(a) On a show of hands every Member holding Equity Shares and present in person shall haveone vote.

(b) On a poll, every Member holding Equity Shares therein shall have voting rights in proportion to his share in the paid up equity share capital of the Company.

(c) A Member may exercise his vote at a meeting by electronic means in accordance with theAct and shall vote only once.

97. VOTING BY JOINT-HOLDERS

i. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

ii. For this purpose, seniority shall be determined by the order in which the names stand in the register of members.

98. VOTING BY MEMBER OF UNSOUND MIND

A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or otherlegal guardian, and any such committee or legal guardian may, on a poll, vote by proxy.

99. VOTES IN RESPECT OF SHARES OF DECEASED OR INSOLVENT MEMBERS, ETC.

Subject to the provisions of the Act and other provisions of these Articles, any person entitled under the Transmission Clause to any Shares may vote at any General Meeting in respect thereof as if he was the registered holder of such Shares, provided that at least forty eight (48) hours before the timing of holding the meeting or adjourned meeting, as the case may be, at which he/she proposes to vote, he/she shall duly satisfy the Board of his/her right to such Shares unless the Board shall have previously admitted his/her right to vote at such meeting in respect thereof.

Several executors or administrators of a deceased Member in whose name any Share is registered shall for the purpose of the Article be deemed to be Members registered jointly in respect thereof.

100. NO RIGHT TO VOTE UNLESS CALLS ARE PAID

No Member shall be entitled to vote at any General Meeting unless all calls or other sums presently payable by him have been paid, or in regard to which the Company has lien and has exercised anyright of lien.

101. EQUAL RIGHTS OF MEMBERS

Any Member whose name is entered in the Register of Members of the Company shall enjoy the same rights and be subject to the same liabilities as all other Members of the same class.

102. PROXY

Any Member entitled to attend and vote at a General Meeting may do so either personally or through his constituted attorney or through another person as a proxy on his behalf, for that meeting.

103. INSTRUMENT OF PROXY

An instrument appointing a proxy shall be in the form as prescribed under the Act for this purpose. The instrument appointing a proxy shall be in writing under the hand of appointer or of his attorney duly authorized in writing or if appointed by a body corporate under the hand of its officer or attorney duly

authorized in writing by it. Any person whether or not he is a Member of the Company may be appointed as a proxy.

The instrument appointing a proxy and power of attorney or other authority (if any) under which itis signed or a notarized copy of that power or authority must be deposited at the Office of the Company not less than forty eight (48) hours prior to the time fixed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, in case of a poll, not less than twenty four (24) hours before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid.

104. VALIDITY OF PROXY

A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the previous death or insanity of the principal or the revocation of the proxy or of the authority under which the proxy was executed, or the transfer of shares in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at its Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

105. CORPORATE MEMBERS

Any corporation which is a Member of the Company may, by resolution of its Board of Directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company and the said person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could have exercised if it were an individual Member of the Company (including the right to vote by proxy).

DIRECTOR

106. NUMBER OF DIRECTORS

Unless otherwise determined by General Meeting, the number of Directors shall not be less than three (3) and not more than fifteen (15), and at least one (1) Director shall be resident of India in the previous year.

Provided that the Company may appoint more than fifteen (15) Directors after passing a Special Resolution.

107. SHARE QUALIFICATION NOT NECESSARY

Any person whether a Member of the Company or not may be appointed as Director and no qualification by way of holding shares shall be required of any Director.

108. ADDITIONAL DIRECTORS

Subject to the provisions of the Act, the Board shall have power at any time, and from time to time, to appoint a person as an additional director, provided the number of the directors and additional directors together shall not at any time exceed the maximum strength fixed for the Board by the Articles.

Such person shall hold office only up to the date of the next Annual General Meeting of the company but shall be eligible for appointment by the company as a director at that meeting subject to the provisions of the Act.

109. ALTERNATE DIRECTORS

(a) The Board may, appoint a person, not being a person holding any alternate directorship for any other director in the Company, to act as an alternate director for a director during his absence for a period of not less than 3 (three) months from India (hereinafter in this Articlecalled the "**Original Director**")

(b) An alternate director shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate the office if and when

the Original Director returns to India. If the term of office of the Original Director is determined before he returns to India the automatic re-appointment of retiring directors indefault of another appointment shall apply to the Original Director and not to the alternatedirector.

Provided no person shall be appointed or continue as an alternate director for an independent director unless such person is qualified to be appointed as an Independent Director of the Company.

110. APPOINTMENT OF DIRECTOR TO FILL A CASUAL VACANCY

If the office of any Director appointed by the Company in General Meeting is vacated before his term of office expires in the normal course, the resulting casual vacancy may, be filled by the Board of Directors at a meeting of the Board which shall be subsequently approved by members in the immediate next general meeting. The Director so appointed shall hold office only up to the date which the Director in whose place he is appointed would have held office if it had not been vacated.

111. REMUNERATION OF DIRECTORS

(a) A Director (other than a managing Director or whole-time Director) may receive a sitting fee not exceeding such sum as may be prescribed by the Act or the Central Government from time to time for each meeting of the Board of Directors or any committee thereof attended by him. The remuneration of Directors including managing Director and/or whole-time Director may be paid in accordance with the applicable provisions of the Act.

(b) The Board of Directors may allow and pay or reimburse any Director who is not a bona fide resident of the place where a meeting of the Board or of any committee is held and who shall come to such place for the purpose of attending such meeting or for attending itsbusiness at the request of the Company, such sum as the Board may consider faircompensation for travelling, and out-of-pocket expenses and if any Director be called upon to go or reside out of the ordinary place of his residence on the Company's business he shall be entitled to be reimbursed any travelling or other expenses incurred in connection with the business of the Company.

(c) The managing Directors/ whole-time Directors shall be entitled to charge and be paid for all actual expenses, if any, which they may incur for or in connection with the business ofthe Company. They shall be entitled to appoint part time employees in connection with the management of the affairs of the Company and shall be entitled to be paid by the Company any remuneration that they may pay to such part time employees.

(d) The remuneration of the Directors shall, in so far as it consists of a monthly payment, be deemed to accrue from day-to-day.

(e) The Board may pay all expenses incurred in getting up and registering the company.

112. REMUNERATION FOR EXTRA SERVICES

If any Director, being willing, shall be called upon to perform extra services or to make any special exertions (which expression shall include work done by Director as a Member of any committee formed by the Directors) in going or residing away from the town in which the Office of the Company may be situated for any purposes of the Company or in giving any special attention to the business of the Company or as member of the Board, then subject to the provisions of the Act,the Board may remunerate the Director so doing either by a fixed sum, or by a percentage of profitsor otherwise and such remuneration, may be either in addition to or in substitution for any other remuneration to which he may be entitled.

113. CONTINUING DIRECTOR MAY ACT

The continuing Directors may act notwithstanding any vacancy in the Board, but if the number is reduced below three, the continuing Directors or Director may act for the purpose of increasing the number of Directors to three or for summoning a General Meeting of the Company, but for no otherpurpose.

114. VACATION OF OFFICE OF DIRECTOR

The office of a Director shall be deemed to have been vacated under the circumstances enumeratedunder

Act.

ROTATION AND RETIREMENT OF DIRECTOR

115. DIRECTORS TO RETIRE EVERY YEAR

1. Not less than two-thirds of the total number of Directors of the Company shall:

(a) be persons whose period of office is liable to determination by retirement of Directors by rotation; and

(b) save as otherwise expressly provided in the said Act, be appointed by the Company in General Meeting. For the purposes of this Article "total number of Directors" shall not include Independent Directors appointed on the Board of the Company.

Subject to Articles and provisions of the Act, at the Annual General Meeting of the Company to be held in every year,one third of such of the Directors as are liable to retire by rotation for time being, or, if their number is not three or a multiple of three then the number nearest to one third shall retire from office, and they will be eligible for re-election.

116. RETIRING DIRECTORS ELIGIBLE FOR RE-ELECTION

A retiring Director shall be eligible for re-election and the Company, at the Annual General Meeting at which a Director retires in the manner aforesaid, may fill up the vacated office by electing a person thereto.

117. WHICH DIRECTOR TO RETIRE

The Directors to retire in every year shall be those who have been longest in office since their lastelection, but as between persons who became Directors on the same day, those to retire shall (unlessthey otherwise agree among themselves) be determined by lots.

118. POWER TO REMOVE DIRECTOR BY ORDINARY RESOLUTION

Subject to the provisions of the Act, the Company may by an Ordinary Resolution in General Meeting, remove any Director before the expiration of his period of office and may, by an OrdinaryResolution, appoint another person instead.

Provided that an independent director re-appointed for second term under the provisions of the Act shall be removed by the company only by passing a Special Resolution and after giving him a reasonable opportunity of being heard.

119. DIRECTORS NOT LIABLE FOR RETIREMENT

The Company in General Meeting may, when appointing a person as a Director declare that his continued presence on the Board of Directors is of advantage to the Company and that his office as Director shall not be liable to be determined by retirement by rotation for such period or until the happening of any event of contingency set out in the said resolution.

120. DIRECTOR FOR COMPANIES PROMOTED BY THE COMPANY

Directors of the Company may be or become a director of any company promoted by the Companyor in which it may be interested as vendor, shareholder or otherwise and no such Director shall beaccountable for any benefits received as a director or member of such company subject to compliance with applicable provisions of the Act.

PROCEEDINGS OF BOARD OF DIRECTORS

121. MEETINGS OF THE BOARD

(a) The Board of Directors may meet for the conduct of business, adjourn and otherwise regulate its meetings, as it thinks fit.

(b) The Directors may meet together as a Board for the dispose of business from time to time, and shall so meet at least four times in a year in such manner, that not more than one hundred and twenty days shall intervene between two consecutive meetings of the Board.

(c) The chairman may, at any time, and the secretary or such other Officer of the Company asmay be authorized in this behalf on the requisition of Director shall at any time summon ameeting of the Board. Notice of at least seven (7) days in writing of every meeting of the Board shall be given to every Director and every alternate Director at his usual address whether in India or abroad, provided always that a meeting may be convened by a shorternotice to transact urgent business subject to the condition that at least one independent director, if any, shall be present at the meeting and in case of absence of independent directors from such a meeting of the Board, decisions taken at such a meeting shall be circulated to all the directors and shall be final only on ratification thereof by at least one independent director, if any.

(d) The notice of each meeting of the Board shall include the serial number, day, date, time and full address of the venue of the Meeting and an agenda setting out the businessproposed to be transacted at the meeting.

(e) To the extent permissible by applicable law, the Directors may participate in a meeting ofthe Board or any committee thereof, through electronic mode, that is, by way of video conferencing i.e., audio visual electronic communication facility. The notice of the meeting must inform the Directors regarding the availability of participation through video conferencing. Any Director participating in a meeting through the use of video conferencing shall be counted for the purpose of quorum.

(f) Every director present at any meeting of the Board or of a committee thereof shall sign his name in a book to be kept for that purpose.

122. QUESTIONS AT BOARD MEETING HOW DECIDED

Questions arising at any time at a meeting of the Board shall be decided by majority of votes and in case of equality of votes, the Chairman, in his absence the Vice Chairman or the Director presiding shall have a second or casting vote.

123. QUORUM

Subject to the provisions of the Act, the quorum for a meeting of the Board shall be one third of its total strength (any fraction contained in that one-third being rounded off as one) or two Directors whichever is higher and the participation of the directors by video conferencing or by other audio visual means shall also be counted for the purposes of quorum.

At any time the number of interested Directors is equal to or exceeds two-thirds of total strength, the number of remaining Directors, that is to say the number of Directors who are not interested, present at the meeting being not less than two, shall be the quorum during such time. The total strength of the Board shall mean the number of Directors actually holding office as Directors on the date of the resolution or meeting, that is to say, the total strength of Board after deducting there from the number of Directors, if any, whose places are vacant at the time. The term 'interested director' means any Director whose presence cannot, by reason of applicable provisions of the Act be counted for the purpose of forming a quorum at meeting of the Board, at the time of the discussion or vote on the concerned matter or resolution.

124. ADJOURNED MEETING

Subject to the provisions of the Act, if within half an hour from the time appointed for a meeting of the Board, a quorum is not present, the meeting, shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the Directors may determine.

125. ELECTION OF CHAIRMAN OF BOARD

(a) The Board may elect a chairman of its meeting and determine the period for which he is to hold office.

(b) If no such chairman is elected or at any meeting the chairman is not present within five minutes after the time appointed for holding the meeting the Directors present may chooseone among themselves to be the chairman of the meeting.

126. POWERS OF DIRECTORS

(a) The Board may exercise all such powers of the Company and do all such acts and things as are not, by the Act or any other applicable law, or by the Memorandum or by the Articlesrequired to be exercised by the Company in a General Meeting, subject nevertheless to these Articles, to the provisions of the Act or any other applicable law and to such regulations being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by the Company in a General Meeting; but no regulation made by the Companyin a General Meeting shall invalidate any prior act of the Board which would have been valid if that regulation had not been made.

(b) All cheques, promissory notes, drafts, hundis, bills of exchange and other negotiable instruments, and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case maybe, by such person and in suchmanner as the Board shall from time to time by resolution determine.

127. DELEGATION OF POWERS

(a) The Board may, subject to the provisions of the Act, delegate any of its powers to committees consisting of such members of its body as it thinks fit.

(b) Any committee so formed shall, in the exercise of the power so delegated conform to any regulations that may be imposed on it by the Board.

128. ELECTION OF CHAIRMAN OF COMMITTEE

(a) A committee may elect a chairman of its meeting. If no such chairman is elected or if at any meeting the chairman is not present within five minutes after the time appointed for holding the meeting, the members present may choose one of their members to be the chairman of the committee meeting.

(b) The quorum of a committee may be fixed by the Board of Directors.

129. QUESTIONS HOW DETERMINED

(a) A committee may meet and adjourn as it thinks proper.

(b) Questions arising at any meeting of a committee shall be determined by a majority of votesof the members present as the case may be and in case of equality of vote, the chairman shall have a second or casting vote, in addition to his vote as a member of the committee.

130. VALIDITY OF ACTS DONE BY BOARD OR A COMMITTEE

All acts done by any meeting of the Board, of a committee thereof, or by any person acting as a Director shall notwithstanding that it may be afterwards discovered that there was some defect in the appointment of any one or more of such Directors or of any person acting as aforesaid or that they or any of them were disqualified be as valid as if even such Director or such person has beenduly appointed and was qualified to be a Director.

131. RESOLUTION BY CIRCULATION

Save as otherwise expressly provided in the Act, a resolution in writing circulated in draft together with the necessary papers, if any, to all the Directors or to all the members of the committee then in India, not being less in number than the quorum fixed of the meeting of the Board or the committee, as the case may be and to all other Directors or Members at their usual address in Indiaand approved by such of the Directors as are then in India or by a majority of such of them as are entitled to vote at the resolution shall

be valid and effectual as if it had been a resolution duly passed at a meeting of the Board or committee duly convened and held.

132. MAINTENANCE OF FOREIGN REGISTER

The Company may exercise the powers conferred on it by the Act with regard to the keeping of a foreign register; and the Board may (subject to the provisions of those Sections) make and vary such regulations as it may think fit respecting the keeping of any register.

133. BORROWING POWERS

(a) Subject to the provisions of the Act and these Articles, the Board may from time to time attheir discretion raise or borrow or secure the payment of any such sum of money for the purpose of the Company, in such manner and upon such terms and conditions in all respects as they think fit, and in particular, by promissory notes or by receiving deposits and advances with or without security or by the issue of bonds, debentures, perpetual or otherwise, including debentures convertible into shares of this Company or any other company or perpetual annuities and to secure any such money so borrowed, raised or received, mortgage, pledge or charge the whole or any part of the property, assets or revenue of the Company present or future, including its uncalled capital by special assignment or otherwise or to transfer or convey the same absolutely or in trust and to give the lenders powers of sale and other powers as may be expedient and to purchase, redeem or pay off any such securities; provided however, that the moneys to be borrowed, together with the money already borrowed by the Company apart from temporary loans obtained from the Company's bankers in the ordinary course of business shall not, without the sanction of the Company by a Special Resolution at a General Meeting, exceed the aggregate of the paid up capital of the Company and its free reserves. Provided that every Special Resolution passed by the Company in General Meeting in relation to the exercise of the power to borrow shall specify the total amount up to which moneys may be borrowed by the Board of Directors.

(b) The Directors may by resolution at a meeting of the Board delegate the above power to borrow money otherwise than on debentures to a committee of Directors or managing Director or to any other person permitted by applicable law, if any, within the limits prescribed.

(c) To the extent permitted under the applicable law and subject to compliance with the requirements thereof, the Directors shall be empowered to grant loans to such entities at such terms as they may deem to be appropriate, and he same shall be in the interests of the Company.

(c) Any bonds, debentures, debenture-stock or other securities may if permissible under applicable law be issued at a discount, premium or otherwise by the Company and shall with the consent of the Board be issued upon such terms and conditions and in such manner and for such consideration as the Board shall consider to be for the benefit of the Company, and on the condition that they or any part of them may be convertible into Equity Shares of any denomination, and with any privileges and conditions as to the redemption, surrender, allotment of shares, attending (but not voting) in the General Meeting, appointment of Directors or otherwise. Provided that debentures with rights to allotment of or conversion into Equity Shares shall not be issued except with, the sanction of the Company in General Meeting accorded by a Special Resolution.

134. NOMINEE DIRECTORS

(a) Subject to the provisions of the Act, so long as any moneys remain owing by the Companyto Financial Institutions regulated by the Reserve Bank of India, State Financial Corporation or any financial institution owned or controlled by the Central Government orState Government or any Non-Banking Financial Company regulated by the Reserve Bankof India or any such company from whom the Company has borrowed for the purpose of carrying on its objects or each of the above has granted any loans / or subscribes to the debentures of the Company or so long as any of the aforementioned companies of financialinstitutions holds or continues to hold debentures /shares in the Company as a result of underwriting or by direct subscription or private placement or so long as any liability of the Company arising out of any guarantee furnished on behalf of

the Company remains outstanding, and if the loan or other agreement with such institution/ corporation/ company (hereinafter referred to as the "**Corporation**") so provides, the Corporation may, in pursuance of the provisions of any law for the time being in force or of any agreement, have a right to appoint from time to time any person or persons as a Director or Directors whole-time or non whole-time (which Director or Director/s is/are hereinafter referred to as "Nominee Directors/s") on the Board of the Company and to remove from such office any person or person so appointed and to appoint any person or persons in his /their place(s).

(b) The Nominee Director/s appointed under this Article shall be entitled to receive all noticesof and attend all General Meetings, Board meetings and of the meetings of the committee of which Nominee Director/s is/are member/s as also the minutes of such Meetings. The Corporation shall also be entitled to receive all such notices and minutes.

(c) The Company may pay the Nominee Director/s sitting fees and expenses to which the other Directors of the Company are entitled, but if any other fees commission, monies or remuneration in any form is payable to the Directors of the Company the fees, commission, monies and remuneration in relation to such Nominee Director/s may accrue to the nomineeappointer and same shall accordingly be paid by the Company directly to the Corporation.

(d) Provided that the sitting fees, in relation to such Nominee Director/s shall also accrue to the appointer and same shall accordingly be paid by the Company directly to the appointer.

135. REGISTER OF CHARGES

The Directors shall cause a proper register to be kept, in accordance with the Act, of all mortgagesand charges specifically affecting the property of the Company and shall duly comply with the requirements of the Act in regard to the registration of mortgages and charges therein specified.

136. MANAGING DIRECTOR(S) AND/OR WHOLE TIME DIRECTORS

(a) The Board may from time to time and with such sanction of the Central Government as may be required by the Act, appoint one or more of the Directors to the office of the managing director and/ or whole time directors for such term and subject to such remuneration, terms and conditions as they may think fit.

(b) The Directors may from time to time resolve that there shall be either one or more managing directors and/ or whole-time directors.

(c) In the event of any vacancy arising in the office of a managing director and/or whole timedirector, the vacancy shall be filled by the Board of Directors subject to the approval of theMembers.

(d) If a managing director and/or whole time director ceases to hold office as Director, he shallipso facto and immediately cease to be managing director/whole time director.

(e) The managing director and/or whole time director shall not be liable to retirement by rotation as long as he holds office as managing director or whole-time director.

137. POWERS AND DUTIES OF MANAGING DIRECTOR OR WHOLE-TIME DIRECTOR

The managing director/whole time director shall subject to the supervision, control and direction of the Board and subject to the provisions of the Act, exercise such powers as are exercisable underthese Articles by the Board of Directors, as they may think fit and confer such power for such timeand to be exercised as they may think expedient and they may confer such power either collaterallywith or to the exclusion of any such substitution for all or any of the powers of the Board of Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any such powers. The managing Directors/ whole time Directors may exercise all the powers entrusted to them by the Board of Directors in accordance with the Board's direction.

138. REIMBURSEMENT OF EXPENSES

The managing Directors\whole-time Directors shall be entitled to charge and be paid for all actualexpenses, if any, which they may incur for or in connection with the business of the Company. They shall be entitled

to appoint part time employees in connection with the management of the affairs of the Company and shall be entitled to be paid by the Company any remuneration that theymay pay to such part time employees.

139. CHIEF EXECUTIVE OFFICER, MANAGER, COMPANY SECRETARY AND CHIEF FINANCIAL OFFICER

Subject to the provisions of the Act —

(a) A chief executive officer, manager, company secretary and chief financial officer may be appointed by the Board for such term, at such remuneration and upon such conditions as itmay think fit; and any chief executive officer, manager, company secretary and chief financial officer so appointed may be removed by means of a resolution of the Board.

(b) A director may be appointed as chief executive officer, manager, company secretary or chief financial officer. Further, subject to provisions of the Act, an individual may be appointed or reappointed as the chairperson of the Company as well as the managing Director or chief executive officer ofthe Company at the same time.

(c) A provision of the Act or the Articles requiring or authorizing a thing to be done by or to a Director and chief executive officer, manager, company secretary or chief financial officershall not be satisfied by its being done by or to the same person acting both as a Director and as, or in place of, chief executive officer, manager, company secretary or chief financial officer.

DIVIDEND AND RESERVE

140. COMPANY IN GENERAL MEETING MAY DECLARE DIVIDENDS

The Company in General Meeting may declare dividends, but no dividend shall exceed the amount recommended by the Board.

141. INTERIM DIVIDENDS

Subject to the provisions of the Act, the Board may from time to time pay to the members such interim dividends of such amount on such class of shares and at such times as it may think fit and as appear to it to be justified by the profits of the company.

142. RIGHT TO DIVIDEND AND UNPAID OR UNCLAIMED DIVIDEND

(a) Where capital is paid in advance of calls on shares, such capital, whilst carrying interest, shall not confer a right to dividend or to participate in the profits.

(b) Where the Company has declared a dividend but which has not been paid or claimed withinthirty (30) days from the date of declaration, the Company shall within seven (7) days fromthe date of expiry of the said period of thirty (30) days, transfer the total amount of dividend which remains unpaid or unclaimed within the said period of thirty (30) days, to a special account to be opened by the Company in that behalf in any scheduled bank to be called "Unpaid Dividend Account of Yatra Online Limited".

(c) Any money transferred to the unpaid dividend account of the Company which remains unpaid or unclaimed for a period of seven (7) years from the date of such transfer, shall betransferred by the Company to the fund known as Investor Education and Protection Fundestablished under the Act. Provided that any claimant of Shares so transferred shall be entitled to claim the transfer of Shares from Investor Education and Protection Fund in accordance with such procedure and on submission of such documents as may be prescribed.

(d) No unclaimed or unpaid dividend shall be forfeited by the Board before the claim becomesbarred by law and such forfeiture, if effected, shall be annulled in appropriate cases.

(e) All other provisions under the Act will be complied with in relation to the unpaid or unclaimed

dividend.

143. DIVISION OF PROFITS

(a) Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as paid on the sharesin respect whereof the dividend is paid, but if and so long as nothing is paid upon any of the shares in the Company, dividends may be declared and paid according to the amounts of the shares.

(b) No amount paid or credited as paid on a share in advance of calls shall while carrying interest be treated for the purpose of this Article as paid on the share, including to confer a right to dividend or to participate in profits.

144. DIVIDENDS TO BE APPORTIONED

All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid;but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

145. RESERVE FUNDS

(a) The Board may, before recommending any dividends, set aside out of the profits of the Company such sums as it thinks proper as a reserve or reserves which shall at the discretionof the Board, be applied for any purpose to which the profits of the Company may be properly applied, including provision for meeting contingencies or for equalizing dividends and pending such application, may, at the like discretion either be employed in the businessof the Company or be invested in such investments (other than shares of the Company) asthe Board may, from time to time think fit.

(b) The Board may also carry forward any profits when it may consider necessary not to divide, without setting them aside as a reserve.

146. DEDUCTION OF ARREARS

Subject to the Act, no Member shall be entitled to receive payment of any interest or dividend in respect of his share or shares whilst any money may be due or owing from him to the Company inrespect of such share or shares of or otherwise howsoever whether alone or jointly with any other person or persons and the Board may deduct from any dividend payable to any Members all sumsof money, if any, presently payable by him to the Company on account of the calls or otherwise in relation to the shares of the Company.

147. RETENTION OF DIVIDENDS

The Board may retain dividends payable upon shares in respect of which any person is, under terms of these Articles, entitled to become a Member, until such person shall become a Member in respect of such shares.

Notice of any dividend that may have been declared shall be given to the persons entitled to share therein in the manner mentioned in the Act.

148. RECEIPT OF JOINT HOLDER

Any one of two or more joint holders of a share may give effective receipt for any dividends, bonuses or other moneys payable in respect of such shares.

149. DIVIDEND HOW REMITTED

Any dividend, interest or other monies payable in cash in respect of shares may be paid by electronic mode or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register of Members, or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.

150. DIVIDENDS NOT TO BEAR INTEREST

No dividends shall bear interest against the Company.

151. TRANSFER OF SHARES AND DIVIDENDS

Subject to the provisions of the Act, any transfer of shares shall not pass the right to any dividend declared thereon before the registration of the transfer.

CAPITALISATION OF PROFITS

152. CAPITALISATION OF PROFITS

(a) The Company in General Meeting, may, on recommendation of the Board resolve:

(i) that it is desirable to capitalise any part of the amount for the time being standing to the credit of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution; and

(ii) that such sum be accordingly set free for distribution in the manner specified in the sub-clause (b) amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportion.

(b) The sum aforesaid shall not be paid in cash but shall be applied, subject to the provision contained in sub-clause (c) below, either in or towards:

(i) paying up any amounts for the time being unpaid on shares held by such Members respectively;

(ii) paying up in full, unissued share of the Company to be allotted and distributed, credited as fully paid up, to and amongst such Members in the proportions aforesaid; or

(iii) partly in the way specified in sub-clause (i) and partly that specified in sub -clause (ii).

(iv) A securities premium account and a capital redemption reserve account or any other permissible reserve account may be applied as permitted under the Act in the paying up of unissued shares to be issued to Members of the Company as fully paid bonus shares.

(v) The Board shall give effect to the resolution passed by the Company in pursuance of these Articles

153. POWER OF DIRECTORS FOR DECLARATION OF BONUS ISSUE

(a) Whenever such a resolution as aforesaid shall have been passed, the Board shall:

(i) make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or other securities, if any; and

(ii) generally do all acts and things required to give effect thereto.

(b) The Board shall have full power:

(i) to make such provisions, by the issue of fractional certificates or by payments in cash or otherwise as it thinks fit, in the case of shares or debentures becoming distributable in fractions; and

(ii) to authorize any person to enter, on behalf of all the Members entitled thereto, intoan agreement with the Company providing for the allotment to them respectively,credited as fully paid up, of any further shares or other securities to which they may be entitled upon such capitalization or as the case may require, for the payment by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalized, of the amount or any parts of the amounts remaining unpaid on their existing shares.

(c) Any agreement made under such authority shall be effective and binding on such Members.

ACCOUNTS

154. WHERE BOOKS OF ACCOUNTS TO BE KEPT

The Books of Account shall be kept at the Office or at such other place in India as the Directors think fit in accordance with the applicable provisions of the Act.

155. INSPECTION BY DIRECTORS

The books of account and books and papers of the Company, or any of them, shall be open to theinspection of directors in accordance with the applicable provisions of the Act.

156. INSPECTION BY MEMBERS

No Member (not being a Director) shall have any right of inspecting any account or books or documents of the Company except as conferred by law or authorized by the Board or authorised by the Board or by the company in general meeting.

SERVICE OF DOCUMENTS AND NOTICE

157. MEMBERS TO NOTIFY ADDRESS IN INDIA

Each registered holder of shares from time to time notify in writing to the Company such place in India to be registered as his address and such registered place of address shall for all purposes be deemed to be his place of residence.

158. SERVICE ON MEMBERS HAVING NO REGISTERED ADDRESS

If a Member has no registered address in India, and has not supplied to the Company any address within India, for the giving of the notices to him, a document advertised in a newspaper circulatingin the neighborhood of Office of the Company shall be deemed to be duly served to him on the dayon which the advertisement appears.

159. SERVICE ON PERSONS ACQUIRING SHARES ON DEATH OR INSOLVENCY OF MEMBERS

A document may be served by the Company on the persons entitled to a share in consequence of the death or insolvency of a Member by sending it through the post in a prepaid letter addressed to them by name or by the title or representatives of the deceased, assignees of the insolvent by any like description at the address (if any) in India supplied for the purpose by the persons claiming tobe so entitled, or (until such an address has been so supplied) by serving the document in any manner in which the same might have been served as if the death or insolvency had not occurred.

160. PERSONS ENTITLED TO NOTICE OF GENERAL MEETINGS

Subject to the provisions of the Act and these Articles, notice of General Meeting shall be given:

(a) To the Members of the Company as provided by these Articles.

(b) To the persons entitled to a share in consequence of the death or insolvency of a Member.

(c) To the Directors of the Company.

(d) To the auditors for the time being of the Company; in the manner authorized by as in the case of any Member or Members of the Company.

161. NOTICE BY ADVERTISEMENT

Subject to the provisions of the Act any document required to be served or sent by the Company on or to the Members, or any of them and not expressly provided for by these Articles, shall be deemed to be duly served or sent if advertised in a newspaper circulating in the district in which the Office is situated.

162. MEMBERS BOUND BY DOCUMENT GIVEN TO PREVIOUS HOLDERS

Every person, who by the operation of law, transfer or other means whatsoever, shall become entitled to any shares, shall be bound by every document in respect of such share which, previously to his name and address being entered in the Register of Members, shall have been duly served onor sent to the person from whom he derived his title to such share.

Any notice to be given by the Company shall be signed by the managing Director or by such Director or Secretary (if any) or Officer as the Directors may appoint. The signature to any notice to be given by the Company may be written or printed or lithographed.

WINDING UP

163. Winding up when necessary will be done in accordance with the provisions of the Act and other applicable law.

164. APPLICATION OF ASSETS

Subject to the provisions of the Act as to preferential payment the assets of the Company shall, onits winding up, be applied in satisfaction of its liabilities *pari passu* and, subject to such application shall be distributed among the Members according to their rights and interests in the Company.

INDEMNITY

165. DIRECTOR'S AND OTHERS' RIGHT TO INDEMNITY

Subject to the provisions of the Act, every Director and Officer of the Company shall be indemnified by the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or inwhich relief is granted to him by the court or the tribunal. Provided, however, that such indemnification shall not apply in respect of any cost or loss or expenses to the extent it is finally judicially determined to have resulted from the negligence, willful misconduct or bad faith acts or omissions of such Director.

166. INSURANCE

The Company may take and maintain any insurance as the Board may think fit on behalf of its present and/or former directors and key managerial personnel for indemnifying all or any of themagainst any liability for any acts in relation to the Company for which they may be liable but haveacted honestly and reasonably.

SECRECY CLAUSE

167. SECRECY

No Member shall be entitled to inspect the Company's works without the permission of the managing

director/Directors or to require discovery of any information respectively and detail of the Company's trading or any matter which is or may be in the nature of a trade secret, history of trade or secret process which may be related to the conduct of the business of the Company and which in the opinion of the managing director/Directors will be inexpedient in the interest of the Members of the Company to communicate to the public.

GENERAL POWER

168. Wherever in the Act, it has been provided that the Company shall have any right, privilege or authority or that the Company could carry out any transaction only if the Company is so authorizedby its Articles, then and in that case this Article authorizes and empowers the Company to have such rights, privileges or authorities and to carry such transactions as have been permitted by the Act, without there being any specific Article in that behalf herein provided.

(**Altered by means of special resolution passed by the shareholders at the Extra Ordinary General Meeting of the Company held on March 21, 2022*)

We, the several persons whose names and addresses are subscribed below are desirous of being formed into a Company in pursuance of this Articles of Association.

Name, Address, Occupation & Descriptionof each Subscriber	Signature Of Subscriber	Signature of Witness: His name, address, description and occupation
NDA Corporate Services Private Limited. 93-B, Mittal Court, Nariman Point, Mumbai 400 021 Private Limited Company By its resolution, Ms. Khushboo Baxi, *D/o* Dr. Nilesh Baxi, 801/2, Yash Apartment, 3/343, Wadia Street, Tardeo, Mumbai 400 034.	Sd/-	Witness to 1 & 2 Kinnari Bhatia D/o Kinnari Bhatia 93-B, Mittal Court Nariman Point Mumbai 400021 Occupation: Service Sd/-
Prerak Hora S/o Mayank Hora 105, *N2,* Ganga Vihar, Podar Street, Santacruz (W). Mumbai 400 054 Occupation: Service (Nominee of NDA Corporate Services Pvt. Ltd.)	Sd/-	

Place: Mumbai
Date: December 20, 2005

SECTION IX: OTHER INFORMATION

MATERIAL CONTRACTS AND DOCUMENTS FOR INSPECTION

The copies of the following documents and contracts which have been entered or are to be entered into by our Company (not being contracts entered into in the ordinary course of business carried on by our Company) which are or may be deemed material will be attached to the copy of this Red Herring Prospectus/ Prospectus which will be filed with the RoC. Copies of the contracts and also the documents for inspection referred to hereunder, may be inspected at the Registered Office between 10 a.m. and 5 p.m. on all Working Days from date of this Red Herring Prospectus until the Bid/ Offer Closing Date. These documents and contracts will also be available on our website at http://investors.yatra.com/Investor-Relations-India.

Any of the contracts or documents mentioned in this Red Herring Prospectus may be amended or modified at any time if so required in the interest of our Company or if required by the other parties, without reference to the Shareholders, subject to compliance of the provisions contained in the Companies Act and other applicable law.

A. Material Contracts for the Offer

a) Offer Agreement dated March 24, 2022, as amended on September 8, 2023, amongst our Company, the Selling Shareholders and the BRLMs.
b) Registrar Agreement dated March 24, 2022 amongst our Company, the Selling Shareholders and the Registrar to the Offer.
c) Cash Escrow and Sponsor Bank Agreement dated September 8, 2023 amongst our Company, the Selling Shareholders, the Registrar to the Offer, the BRLMs, the Syndicate Members, the Escrow Collection Bank(s), Sponsor Banks, Public Offer Account Bank and the Refund Bank(s).
d) Share Escrow Agreement dated September 8, 2023 amongst the Selling Shareholders, our Company and the Share Escrow Agent.
e) Syndicate Agreement dated September 8, 2023 amongst our Company, the Selling Shareholders, the BRLMs, Syndicate Members and Registrar to the Offer.
f) Underwriting Agreement dated [●] amongst our Company, the Selling Shareholders and the Underwriters.
g) Monitoring Agency Agreement dated September 7, 2023 entered into between our Company and the Monitoring Agency.

B. Material Documents

a) Certified copies of updated MoA and AoA, updated from time to time.
b) Certificate of incorporation dated December 28, 2005 issued to our Company, under the name '*Yatra Online Private Limited*' by the RoC.
c) Fresh certificate of incorporation dated November 11, 2021 issued by the RoC, consequent upon change of name to '*Yatra Online Limited*', pursuant to conversion of our Company from a private limited company to a public limited company.
d) Resolutions of the Board of Directors dated March 16, 2022, authorising the Offer and other related matters.
e) Resolution of Board of Directors dated March 24, 2022, August 31, 2023 and September 8, 2023 taking on record the approval for the Offer for Sale by the Selling Shareholders.
f) Shareholders' resolution dated March 21, 2022, in relation to the Fresh Issue and other related matters.
g) Resolution of the Board of Directors dated September 8, 2023 approving the RHP.
h) Resolution of the board of directors of the Promoter Selling Shareholder dated March 22, 2022, August 21, 2023, and September 8, 2023 consenting to participate in the Offer for Sale.
i) Resolution of the board of directors of the Investor Selling Shareholder dated December 1, 2021 consenting to participate in the Offer for Sale.
j) Fair Valuation Report of our Company as on October 31, 2020, obtained from Fast Track Finsec Private Limited.

k) Fair Valuation Report of our Company as on March 31, 2021, obtained from Fast Track Finsec Private Limited.

l) Share valuation report of Yatra TG Stays Private Limited (formerly known as D.V. Travels Guru Private Limited) dated June 14, 2012 issued by Mayur R Shah and Associates

m) Share valuation report of Yatra Hotel Solutions (formerly known as Desiya Online Travel Distribution Private Limited) dated June 14, 2012 issued by Mayur R Shah and Associates

n) Fair valuation report of Yatra For Business Private Limited (Formerly known as Air Travel Bureau Private Limited) dated July 28, 2020 issued by Amandeep Kaur, a IBBI Registered Valuer

o) Share subscription cum shareholders' agreement dated May 7, 2014, and share subscription cum shareholders' agreement dated April 29, 2015, both executed amongst our Company, IL&FS Trust Limited (in its capacity as a trustee for Pandara Trust – Scheme I), Capital18 Fincap Private Limited and Yatra Online, Inc. (collectively "SHA") and waiver and termination agreement dated March 23, 2022 ("SHA Amendment Agreement")

p) Valuation report dated March 31, 2014 issued by Shiv Satish & Associates, Chartered Accountants for the share subscription cum Shareholders' agreement dated May 7, 2014, between the Company, IL&FS Trust Limited (in its capacity as a trustee for Pandara Trust – Scheme I), Capital18 Fincap Private Limited and Yatra Online, Inc.

q) Valuation report dated March 10, 2015 issued by Shiv Satish & Associates, Chartered Accountants for the share subscription cum Shareholders' agreement dated April 29, 2015, between the Company, IL&FS Trust Limited (in its capacity as a trustee for Pandara Trust – Scheme I), Capital18 Fincap Private Limited and Yatra Online, Inc.

r) Global Agreement dated July 1, 2017 between the Company and Amadeus IT Group S.A.

s) Advertisement Agreement dated January 11, 2019 between the Company and Bennett, Coleman and Company Limited

t) Share Subscription Agreement dated May 16, 2020, between the Company, Reliance Retail Limited and Yatra Online, Inc.

u) Subscriber Agreement dated February 1, 2021 between the Company and InterGlobe Technologies Quotient Private Limited along with the addendum to the subscriber agreement dated September 30, 2021

v) Valuation Report dated June 21, 2021, issued by Fast Track Finsec Private Limited pursuant to the Share Subscription Agreement dated May 16, 2020 entered into between the Company, Reliance Retail Limited and Yatra Online, Inc.

w) Valuation Report dated October 19, 2022, issued by Kunvarji Finstock Private Limited in relation to the Pre-IPO placement.

x) Policy for identification of group companies, material outstanding civil litigations proceedings of our Company, our Promoters and our Directors and material creditors of the Company, pursuant to the disclosure requirements under SEBI ICDR Regulations, as adopted by the Board through its resolution dated March 16, 2022 and August 31, 2023

y) Dividend distribution policy of the Company, as adopted by the Board through its resolution dated March 16, 2022

z) Loan agreements and sanction entered into by the Company and its Subsidiaries with their respective lenders

aa) Written consent dated September 8, 2023 2023 from S.R Batliboi & Associates, LLP, to include their name as required under section 26 (1) of the Companies Act, 2013 read with SEBI ICDR Regulations, in this Red Herring Prospectus, and as an "expert" as defined under section 2(38) of the Companies Act, 2013 to the extent and in their capacity as our Statutory Auditors, and in respect of (i) their examination report dated August 31, 2023 on our Restated Financial Statements; and (ii) their report dated September 8, 2023 on the Statement of Special Tax Benefits in this Red Herring Prospectus and such consent has not been withdrawn as on the date of this Red Herring Prospectus. However, the term "expert" shall not be construed to mean an "expert" as defined under the U.S. Securities Act.

bb) Written consent dated September 8, 2023, from Pawan Shubham & Co., Chartered Accountants as required under section 26 (1) of the Companies Act, 2013 read with SEBI ICDR Regulations, to include their name in this Red Herring Prospectus, and as an "expert" as required under section 26 (1) of the Companies Act, 2013 read with SEBI ICDR Regulations to the extent and in their capacity as Independent Chartered Accountants in respect of the reports and certificates provided by them in relation to the Offer.

cc) Certificate from Pawan Shubam & Co., Chartered Accountants, in relation to key performance indicators dated September 8, 2023.

dd) Written consent dated August 23, 2023 from CRISIL as required under section 26 (1) of the Companies Act, 2013 read with SEBI ICDR Regulations, to include their name in this Red Herring Prospectus, in their capacity as Industry Vendor in respect of their report titled "*Assessment of the travel industry in India*" dated August 2023

ee) Consent of the Selling Shareholders, the Directors, the BRLMs, the Syndicate Members, legal counsels, Registrar to the Offer, Escrow Collection Bank(s), Bankers to the Offer, Bankers to our Company, lenders of the Company, Promoters, Key Managerial Personnel, Company Secretary and Compliance Officer, Chief Financial Officer, the Industry Data Provider as referred to in their specific capacities.

ff) Report titled "Assessment of the travel industry in India" dated August 2023, prepared and released by CRISIL and commissioned and paid for by our Company.

gg) Due Diligence Certificate dated March 24, 2022 addressed to SEBI from the BRLMs.

hh) In principle listing approvals, each dated June 15, 2022, issued by BSE and NSE respectively

ii) Tripartite agreement dated November 16, 2021 amongst our Company, NSDL and the Registrar to the Offer

jj) Tripartite agreement dated November 22, 2021 amongst our Company, CDSL and the Registrar to the Offer

kk) SEBI final observation letter dated November 17, 2022

ll) Exemption application dated March 24, 2022 submitted to SEBI under Regulation 300(1)(c) of the SEBI ICDR Regulations seeking an exemption from considering and disclosing Reliance Retail Limited, Reliance Industries Limited and Reliance Jio Infocomm Limited as a Group Company in accordance with the SEBI ICDR Regulations and the subsequent withdrawal of such exemption application by our Company vide our letter dated August 11, 2022

mm) Complaints received and the responses thereto by the Company in relation to the Offer and the DRHP from March 25, 2022 till date of this RHP, available at http://investors.yatra.com/Investor-Relations-India